Filed Pursuant to Rule 424(b)(3)
Registration No. 333-132617
PROSPECTUS
Service Corporation International
Offer to Exchange
Registered 7.0% Senior Notes due 2017
for
All Outstanding 7.0% Senior Notes due 2017 issued on June 15, 2005
($300,000,000 in principal amount outstanding)
       We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, all of our outstanding 7.0% Senior Notes due 2017 issued on June 15, 2005 for our registered 7.0% Senior Notes due 2017. In this prospectus, we will call the original notes the “Old Notes” and the registered notes the “New Notes.” The Old Notes and New Notes are collectively referred to in this prospectus as the “notes.”
The Exchange Offer

•	The exchange offer expires at 5:00 p.m., New York City time, on November 20, 2006, unless extended.

•	The exchange offer is not conditioned upon a minimum aggregate principal amount of Old Notes being tendered.

•	All outstanding Old Notes validly tendered and not withdrawn will be exchanged.

•	The exchange offer is not subject to any condition other than that the exchange offer not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission.

•	We will not receive any cash proceeds from the exchange offer.
The New Notes

•	The terms of the New Notes to be issued in the exchange offer are substantially identical to the Old Notes, except that we have registered the New Notes with the Securities and Exchange Commission. In addition, the New Notes will not be subject to certain transfer restrictions.

•	Interest on the New Notes will be paid at the rate of 7.0% per annum, semi-annually in arrears on each June 15 and December 15, beginning December 15, 2006.

•	The New Notes will not be listed on any securities exchange or the Nasdaq Stock Market.

      You should carefully consider the risk factors beginning on page 13 of this prospectus before participating in the exchange offer.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. See “Plan of Distribution.”
The date of this prospectus is October 19, 2006.

      Until November 29, 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unused allotments or subscriptions.
      We have filed with the SEC a registration statement on Form S-4 under the Securities Act to register the notes offered by this prospectus. This prospectus does not contain all the information included in the registration statement and the exhibits and schedules thereto. We strongly encourage you to read carefully the registration statement and the exhibits and schedules thereto. You can obtain documents included in the registration statement through our website at www.sci-corp.com or by requesting them in writing or by telephone from us at the following address:
Service Corporation International
1929 Allen Parkway
Houston, Texas 77019
Attention: James M. Shelger, Esq.
Telephone No: (713) 522-5141
      To obtain timely delivery of any requested documents, you must request the information no later than five business days before you make your investment decision. Please make any such requests on or before November 13, 2006. See “Where You Can Find More Information” for more information about these matters.

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PROSPECTUS SUMMARY
      The following is a summary of the material information appearing in other sections of this prospectus. It is not complete and does not contain all the information that you should consider before exchanging Old Notes for New Notes. You should carefully read this prospectus and the registration statement and the exhibits and schedules thereto to understand fully the terms of the exchange offer and the New Notes, as well as the tax and other considerations that may be important to you. You should pay special attention to the “Risk Factors” section beginning on page 13 of this prospectus, as well as the section entitled “Cautionary Statement Regarding Forward-Looking Statements”. You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.
      On April 2, 2006, Service Corporation International, or SCI, executed a definitive merger agreement pursuant to which, subject to the terms and conditions set forth therein, it expects to acquire all outstanding shares of Alderwoods Group, Inc., or Alderwoods (the “acquisition”). We refer to the acquisition and the related transactions, including the issuance of notes offered in a private placement, the issuance of additional debt securities in a private placement, the borrowings under our new senior credit facility, the repayment of certain existing indebtedness of SCI and Alderwoods, combined with certain divestitures we expect to make pursuant to a consent decree we expect to enter into with the Federal Trade Commission (the “FTC”) and certain other divestitures of non-strategic operations (collectively the “divestitures”), collectively as the “transactions.” The transactions are more fully described below under “— The Transactions.” The transactions do not include the exchange offer that is the subject of this prospectus. Pro forma combined information in this prospectus gives pro forma effect to the transactions as if they had occurred on January 1, 2005, for statement of operations purposes, and June 30, 2006, for balance sheet purposes. See “Unaudited Pro Forma Combined Financial Information.”
      For purposes of the pro forma information in this prospectus, the assets to be sold pursuant to the divestitures have been reclassified on the pro forma balance sheet as assets held for sale, and the results of operations of these assets have been eliminated from the pro forma statement of operations. No pro forma adjustments have been made to reflect any anticipated gain or loss from the divestitures and no adjustment has been made to reflect any earnings benefit from the reinvestment of any proceeds from the divestitures or any reduction of debt from the application of sales proceeds.
      For purposes of this prospectus, unless the context otherwise indicates or as otherwise indicated, the term:

•	“SCI” refers to Service Corporation International and its subsidiaries prior to the acquisition;

•	“Alderwoods” refers to the Alderwoods Group, Inc. and its subsidiaries; and

•	the “Company,” “us,” “we,” “our,” and “ours” refer to SCI, together with its subsidiaries, and includes Alderwoods, immediately after giving pro forma effect to the transactions.
Our Business
      We are North America’s leading provider of deathcare products and services, with a network of funeral homes and cemeteries unequalled in geographic scale and reach. We hold leading positions in each of the U.S. and Canada and, after giving pro forma effect to the transactions, we estimate that we represented approximately 14% of the funeral and cemetery services business in North America based on 2005 industry revenues, which was approximately five times the share of our next largest North American competitor. At June 30, 2006, after giving pro forma effect to the transactions, we owned and operated 1,438 funeral service locations and 235 cemeteries in North America, which are geographically diversified across 46 states, eight Canadian provinces, the District of Columbia and Puerto Rico. In addition, after giving pro forma effect to the transactions, we owned and operated an insurance company that supports our funeral operations. On a comparable store basis, SCI increased North America revenues by 3.4% in fiscal year 2005 compared to fiscal year 2004. For the six month period ended June 30, 2006, on a pro forma basis giving effect to the transactions, comparable store revenues in our North America funeral and cemetery operations increased by 2.5%, compared to the six month period ended June 30, 2005.
      Our funeral service and cemetery operations consist of funeral service locations, cemeteries, funeral service/cemetery combination locations, crematoria and related businesses. We provide all professional services relating to funerals and cremations, including the use of funeral facilities and motor vehicles and preparation and embalming services. Funeral related merchandise, including caskets, burial vaults, cremation receptacles, flowers and other ancillary products and services, is sold at each of our funeral service locations. Our cemeteries provide cemetery property interment rights, including mausoleum spaces, lots and lawn crypts, and sell cemetery related merchandise and services, including stone and bronze memorials, burial vaults, casket and cremation memorialization products, merchandise installations and burial openings and closings. We also sell preneed funeral and cemetery products and services whereby a customer contractually agrees to the terms of certain products and services to be provided in the future. Finally, Alderwoods’ insurance subsidiary sells a variety of insurance products, primarily for the funding of preneed funerals sold by Alderwoods’ funeral locations.
      Our funeral and cemetery operations are organized into a North America division covering the United States and Canada and an Other Foreign division. Upon completion of the acquisition, our operations in the North America division are expected to be organized into approximately 31 major regions and 42 middle regions (including four Hispana regions). Within each region, the funeral homes and cemeteries share common resources such as personnel, preparation services and vehicles. Our four regional support centers in North America are located in Houston, Miami, New York and Los Angeles and help to facilitate the execution of corporate strategies, coordinate communication between the field and corporate offices, and serve as liaisons for the implementation of policies and procedures.
      Our Other Foreign division includes funeral operations in Germany and Singapore. We currently intend to sell these operations when economic values and conditions are conducive to a sale. We also have a 25% minority interest in certain funeral operations in France.
Our Competitive Strengths
      Industry leader. We believe that our estimated 14% North America share, on a pro forma basis giving effect to the transactions, based on 2005 industry revenues, is approximately five times that of our next largest North American competitor and approximately two times that of the estimated 6% combined share of the remaining five publicly traded deathcare companies. We believe that our size provides us the benefits of standardized training, industry best practices and efficiencies of scale.
      Geographic reach. After giving pro forma effect to the transactions, our combined network allows us to serve a broad population base with more than 1,900 funeral and cemetery locations diversified over 46 states, eight Canadian provinces, the District of Columbia and Puerto Rico. We believe our scale differentiates us from our competition by allowing us to implement a national brand strategy and to pursue strategic affinity partnerships with national groups that can influence their members’ choice of deathcare provider. For example, our strategic affinity partnerships today include the Veterans of Foreign Wars and Ladies Auxiliary, whose combined membership exceeds two million. We believe that our extensive national network enhances purchasing scale and provides us with an advantage in selling preneed funeral and cemetery products and services by allowing us to offer our customers the ability to transfer their preneed contracts to any of the providers in our network.
      National brand. In 2000, SCI introduced the first coast-to-coast funeral service brand in North America, Dignity Memorial®. We believe that a national brand name is increasingly important as North American consumers continue to become more geographically mobile. We believe that consumers are less likely now than they have been historically to live in the same community as their parents and grandparents or to know a local funeral director. By building favorable associations with the Dignity Memorial® brand — through funeral services, advertising and community outreach programs — we strive to create an image of consistency, dependability and excellence that makes consumers more likely to choose our providers. We expect the acquisition of Alderwoods to provide additional opportunities for us to expand the Dignity Memorial® brand. In addition, we are currently developing a second brand, Funeraria del Angeltm, to serve North America’s growing Hispanic population. As of June 30, 2006, Funeraria del Angeltm had 23 locations in California, Texas, Illinois and Kansas.
      Innovative offerings. Using our Dignity Memorial® brand, we augment our range of traditional products and services with more contemporary and comprehensive offerings. In addition to a wide range of funeral, memorial, burial and cremation options, we offer assistance with many of the legal and administrative details that burden customers at times of loss. We also offer grief counseling for survivors and a bereavement travel program, which obtains special rates on airfare, car rentals and hotel accommodations for family and friends traveling from out of town to attend services, and an internet memorialization. In addition, we offer packaged plans for funerals and cremations that are designed to simplify customer decision-making. Since our packaged plans were introduced in 2004, they have achieved consistently high customer satisfaction ratings.
      Reputation and service excellence. We believe that we have established a strong reputation for consistency and service excellence, which sets us apart from many of our competitors, serves as a key advantage to attracting customers and enhances our standing as an employer of choice within the industry. Continuing our commitment to excellence, in 2004 we established Dignity Universitytm, a virtual school for SCI employees at all levels. It offers a comprehensive curriculum of professional development and ethics training that is designed to help employees upgrade skills, advance their careers and implement ethical standards at every level of performance. We believe that the acquisition of Alderwoods will allow us to expand and build our reputation for service excellence.
Our Strategies for Growth
      In recent years, we have strengthened our balance sheet, lowered our cost structure, introduced more efficient systems and processes and strengthened our management team. We believe these improvements, together with the acquisition of Alderwoods, present us with significant opportunities to achieve future growth. Our principal strategies are as follows:
      Approach the business by customer preference. We believe customer attitudes and preferences are essential to our business. We are replacing the industry’s traditional one-size-fits-all approach with a flexible operating and marketing strategy that categorizes customers according to personal needs and preferences. Using this new approach, we will tailor our product and service offerings based on four variables:

•	convenience and location,

•	religious and ethnic customs,

•	quality and prestige, and

•	price.
      By identifying customers based on these variables, we can focus our resources on the most profitable customer categories and improve our marketing effectiveness. We will continue to refine our pricing, product and marketing strategies to support this approach.
      Consistent with this strategy, we have begun to analyze existing business relationships to determine whether they are consistent with our strategic goals. As a result, SCI made certain local business decisions to exit unprofitable business relationships and activities in late 2005 and early 2006. We continue to analyze our operations and may exit certain business relationships or activities that do not fit our customer segmentation strategy.
      Realign pricing to reflect current market environment. SCI, Alderwoods and other competitors in the deathcare industry have historically generated most of their profits from the sale of traditional products (including caskets, vaults and markers), while placing less emphasis on the services involved in funeral and burial preparation. However, because of increased customer preference for comprehensive and personalized deathcare services, as well as increased competition from retail outlets and websites for the sale of traditional products, SCI has realigned its pricing strategy from product to service offerings in order to focus on services that are most valued by customers. SCI’s initial results from the realignment strategy have been favorable based on increases in the overall average revenue per funeral service performed. Upon completion of the acquisition, we expect to evaluate Alderwoods’ pricing, and, if necessary, make adjustments to align the pricing strategy at the Alderwoods locations to the current SCI locations.
      Drive operating discipline and take advantage of our scale. Although we have already made substantial improvements in our infrastructure, we believe we can continue to achieve operating improvements through centralization and standardization of processes for staffing, central care, fleet management and cemetery maintenance. The acquisition of Alderwoods provides further opportunities for synergies and operating efficiencies, which will allow us to utilize our scale and increase profitability. We are developing clear, yet flexible, operating standards that will be used as benchmarks for productivity in these areas. In conjunction with these standards, we will develop and track shared best practices to support higher productivity. We also intend to continue to capitalize on our nationwide network of properties by pursuing strategic affinity partnerships. Over the longer term, we believe these relationships can be a key influence in the funeral home selection process.
      Manage and grow the footprint. We will manage our network of business locations by positioning each business location to support the preferences of its local customer base while monitoring each region for changing demographics and competitive dynamics. Funeral home expansion efforts will primarily target businesses whose customers value quality and prestige or adhere to specific religious or ethnic customs. We will focus cemetery expansion efforts on large cemeteries that are or may be combined with funeral home operations, which allow facility, personnel and equipment costs to be shared between the funeral services location and cemetery.
Industry Overview
      Demographic factors. More than 70% of all deaths in the United States occur at age 65 and older. In 2004 people aged 65 and older constituted 12% of the population, according to the U.S. Census Bureau; the U.S. Census Bureau projects that by 2020 the number of Americans aged 65 and older will exceed 16% of the population. We believe these demographic trends will produce a growing demand for our services.
      Nevertheless, the number of annual deaths in North America is expected to remain relatively constant for at least another decade because of healthier lifestyles and improved medical care. In 2003 life expectancy in the United States reached 77.6 years, compared with 74.6 years in 1983, according to the National Center for Health Statistics. Therefore, our near-term strategies do not anticipate any increase in the number of deaths. Rather, they are designed to increase volume and profitability at existing businesses.
      Competitive dynamics. The deathcare industry is characterized by a large number of locally-owned, independent operations. We believe there are approximately 22,000 funeral homes and 10,500 cemeteries in the United States. After the acquisition, the two largest public operators in the deathcare industry in the United States, based on total revenue and number of locations, will be us and Stewart Enterprises, Inc. After giving pro forma effect to the transactions, we believe that we and Stewart collectively represented approximately 17% of industry revenues in the United States in 2005.
      The trend toward cremation. In the deathcare industry, there has been a growing trend in the number of cremations performed in North America as an alternative to traditional funeral service dispositions. We believe this presents a significant opportunity for our Company, especially since research shows that most people who choose cremation do so for reasons unrelated to cost. We have been a leading provider of cremation services in North America, with cremation representing approximately 37%, 38% and 39% of our combined funeral services in 2003, 2004 and 2005, respectively, after giving pro forma effect to the transactions. While cremation has traditionally resulted in lower gross profits because it reduces casket sales and because many customers who choose cremation may also decide against purchasing cemetery property, we believe we can improve revenue and profit trends associated with cremation services by realigning our pricing model and offering better and more personalized products and services.
      For a further description of our business, see the information set forth under the caption “Business” that begins on page 110 of this prospectus.
      SCI was incorporated in Texas in July of 1962. Our principal corporate offices are located at 1929 Allen Parkway, Houston, Texas 77019 and our telephone number is (713) 522-5141. Our website is www.sci-corp.com.
The Transactions
      As used in this prospectus:

•	“the acquisition” refers to SCI’s acquisition of Alderwoods;

•	“the financing” refers, collectively, to the issuance of notes in a private placement, the issuance of additional debt securities in a private placement, the borrowings under a new senior credit facility, the repurchase of certain outstanding notes of Alderwoods and SCI pursuant to tender offers, and the repayment of certain other existing debt of Alderwoods;

•	“the divestitures” refers, collectively, to certain divestitures we expect to make pursuant to a consent decree we expect to enter into with the FTC and certain other divestitures of non-strategic operations; and

•	“the transactions” refers, collectively, to the acquisition, the financing and the divestitures.
The Acquisition
      On April 2, 2006, SCI entered into a definitive merger agreement pursuant to which, subject to the terms and conditions set forth therein, it expects to acquire Alderwoods for $20.00 per share in cash, resulting in a total purchase price of approximately $1.2 billion, which includes the refinancing of approximately $351.7 million and the assumption of $6.5 million of Alderwoods’ debt.
      Acquisition rationale. The acquisition of Alderwoods will enable SCI to serve a number of new, complementary areas, while providing the opportunity for significant synergies and operating efficiencies. The significant benefits of the acquisition include:

•	increased geographic scope and scale;

•	entry into attractive new geographic areas;

•	key new facilities, including Rose Hills, a premier U.S. deathcare facility;

•	identified annual pre-tax cost savings of approximately $60 to $70 million expected to be achieved within eighteen months of closing the acquisition, with approximately $15 million of such savings realized within twelve months of closing, and potential additional cost-saving synergies (there can be no assurance that any such cost savings or synergies will be achieved; see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Expected Cost Savings Resulting from the Alderwoods Acquisition”);

•	immediately accretive to operating cash flow, excluding implementation costs;

•	strong cash flow generation and planned divestitures reduce financial risk; and

•	increased preneed backlog enhances long-term revenue stability.

The Financing
      The following financing transactions will occur in connection with the closing of the acquisition:

•	borrowings under a new $450 million senior credit facility, consisting of a $150 million 3-year term loan, all of which will be borrowed in connection with the transactions, and a $300 million 5-year revolving credit facility, none of which is expected to be drawn in connection with the transactions based on expected cash balances at closing;

•	the issuance of $200 million of debt securities in a private placement; and

•	the issuance of $500 million of notes in a private placement.
      Pending the consummation of the acquisition and certain related transactions described in this prospectus, the net proceeds of each series of notes privately placed will be held in separate escrow accounts. Such notes are subject to special mandatory redemption in the event that the acquisition and related transactions described in this prospectus are not consummated on or prior to December 31, 2006. Such notes may also be redeemed at our option, in whole, but not in part, at any time prior to December 31, 2006, if, in our sole judgment, the acquisition and related transactions will not be consummated by that date. The redemption price in either case will be 100% of the issue price of each series of the notes set forth above, respectively, plus accrued and unpaid interest to the redemption date. Concurrently with the closing of the offering of such notes, we will deposit with an escrow agent into separate escrow accounts the net proceeds of each offering, together with an amount of cash or treasury securities, so that the escrowed funds are sufficient to fund the redemption of the notes, if required. There can be no assurance that the acquisition will be consummated by December 31, 2006, or at all.
      In connection with the acquisition, on September 7, 2006, Alderwoods commenced a tender offer to purchase $200 million of its outstanding 7.75% Senior Notes due 2012 (the “Alderwoods 7.75% Notes”), and a solicitation of consents to eliminate substantially all of the restrictive covenants and certain events of default and to modify certain other provisions of the indenture relating to the Alderwoods 7.75% Notes. This tender offer was originally scheduled to expire on October 5, 2006, but has been extended to October 26, 2006, to coincide with the anticipated closing of the acquisition. The tender offer may be further extended if the closing date of the acquisition is later than October 26, 2006. The tender offer is conditioned upon, among other things, the tender of a majority of the outstanding principal amount of the Alderwoods 7.75% Notes, the consummation of the acquisition and the financing transactions described above, and other customary conditions. As of October 5, 2006, approximately $194,190,000 in aggregate principal amount of the Alderwoods 7.75% Notes, or 97.10% of the outstanding principal amount of the Alderwoods 7.75% Notes, and the consents related thereto, were validly tendered. Withdrawal rights of tendering holders of the Alderwoods 7.75% Notes that tendered prior to the expiration of the consent solicitation on September 20, 2006 (the “Alderwoods Consent Date”), have expired. The total consideration payable in respect of Alderwoods 7.75% Notes that were accepted for payment and validly tendered and not withdrawn prior to the Alderwoods Consent Date is $1,080.03 per $1,000 principal amount, which includes a $20.00 consent payment payable only in respect of Alderwoods 7.75% Notes that were tendered with consents on or prior to the Alderwoods Consent Date. The total consideration payable in respect of Alderwoods 7.75% Notes that are validly tendered after the Alderwoods Consent Date and on or prior to the expiration date is $1,060.03 per $1,000 principal amount. Accrued and unpaid interest to but excluding the settlement date will also be paid with respect to all existing Alderwoods 7.75% Notes purchased in the tender offer.
      In addition, on September 7, 2006, SCI commenced a tender offer to purchase $144.5 million aggregate principal amount of its outstanding 7.7% Senior Notes due 2009, CUSIP Nos: 817565AXZ; 817565AV6; 817565AW4 (the “SCI 7.7% Notes”), and a solicitation of consents to eliminate substantially all of the restrictive covenants and certain events of default and to modify certain other provisions of the indenture relating to the SCI 7.7% Notes. This tender offer was originally scheduled to expire on October 5, 2006, but has been extended to October 26, 2006, to coincide with the anticipated closing of the acquisition. The tender offer may be further extended if the closing date of the acquisition is later than

October 26, 2006. The tender offer is conditioned upon, among other things, the tender of a majority of the outstanding SCI 7.7% Notes, the consummation of the acquisition and the financing transactions described above, and other customary conditions. As of October 5, 2006, approximately $138,932,000 in aggregate principal amount of SCI 7.7% Notes, or 96.17% of the outstanding principal amount of the SCI 7.7% Notes, and the consents related thereto, were validly tendered. Withdrawal rights of tendering holders of the SCI 7.7% Notes that tendered prior to the expiration of the consent solicitation on September 20, 2006 (the “SCI Consent Date”), have expired. The total consideration payable in respect of SCI 7.7% Notes that were accepted for payment and validly tendered and not withdrawn prior to the SCI Consent Date is $1,058.11 per $1,000 principal amount, which includes a $20.00 consent payment payable only in respect of SCI 7.7% Notes that were tendered with consents on or prior to the SCI Consent Date. The total consideration payable in respect of SCI 7.7% Notes that are validly tendered after the SCI Consent Date and on or prior to the expiration date is $1,038.11 per $1,000 principal amount. Accrued and unpaid interest to but excluding the settlement date will also be paid with respect to all existing SCI 7.7% Notes purchased in the tender offer. SCI currently has outstanding a separate series of 7.7% Notes due 2009, which have different CUSIP numbers. SCI is not making a tender offer or consent solicitation for these notes.
      Furthermore, upon consummation of the acquisition, SCI and Alderwoods will each terminate all commitments and Alderwoods will repay all outstanding borrowings under its existing credit facilities.
Planned Divestitures
      SCI expects to execute a consent order with the staff of the FTC in connection with the acquisition, which will identify certain properties the FTC will require us to divest as a result of the acquisition. The consent order will be subject to approval by the FTC commissioners, which approval is a condition to the consummation of the acquisition. No final agreement has been reached with any third party concerning the sale of any such assets. We believe that the divestiture of the FTC mandated assets, together with the divestiture of other SCI assets that we have identified for sale, will generate proceeds of approximately $200 million in the near future, which we expect to use to repay debt. There can be no assurance that the divestitures described above will be consummated, or if consummated will generate the proceeds described above. For purposes of the pro forma information in this prospectus, the assets to be sold pursuant to the divestitures have been reclassified on the pro forma balance sheet as assets held for sale and the results of operations of these assets have been eliminated from the pro forma statement of operations. No pro forma adjustments have been made to reflect any anticipated gain or loss from the divestitures and no adjustment has been made to reflect any earnings benefit from the reinvestment of any proceeds from the divestitures or any reduction of debt from the application of sales proceeds. In addition, after completion of the acquisition, we intend to undertake a comprehensive review of our integrated operations and we believe there may be further asset sales as a result of that review within 18 months. There can be no assurance that these asset sales will occur or if they occur that they will be on terms favorable to us.

Summary of the Terms of the Exchange Offer

The Exchange Offer	We are offering to exchange up to $300,000,000 aggregate principal amount of the New Notes for up to $300,000,000 aggregate principal amount of the Old Notes. Old Notes may be exchanged only in $1,000 increments. New Notes will be issued only in minimum denominations of $1,000 and integral multiples of $1,000.

The terms of the New Notes are identical in all material respects to the Old Notes except that the New Notes will not contain terms with respect to transfer restrictions, registration rights and payments of additional interest that relate to the Old Notes. The New Notes and the Old Notes will be governed by the same indenture, dated February 1, 1993.

Registration Rights Agreement	We issued $300,000,000 of the Old Notes on June 15, 2005 to Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities, Inc., Banc of America Securities LLC, Lehman Brothers Inc. and Raymond James & Associates, Inc., the initial purchasers, under a purchase agreement dated June 10, 2005. Pursuant to the purchase agreement, we and the initial purchasers entered into a registration rights agreement relating to the Old Notes pursuant to which we agreed to file, not later than 90 days following the closing of the offering of the Old Notes, this exchange offer registration statement with the Commission with respect to a registered offer to exchange the Old Notes for the New Notes. We also agreed to use our best efforts to have this exchange offer registration statement declared effective by the Commission within 180 days of the closing of the offering of the Old Notes and to consummate the exchange offer not later than 210 days following the closing of the offering of the Old Notes. In the event we failed to fulfill our obligations under the registration rights agreement, additional interest would accrue on the Old Notes at an annual rate of 0.25% for the first 90 days, increasing by an additional 0.25% for each subsequent 90-day period up to a maximum additional annual rate of 1.00%. See “Exchange Offer and Registration Rights.” Because we were unable to fulfill our obligations under the registration rights agreement, we are currently paying additional interest of 1.00% on the Old Notes.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on November 20, 2006, unless we extend the exchange offer. See “The Exchange Offer — Expiration Date; Extensions; Termination; Amendments.”

Conditions to the Exchange Offer	The exchange offer is not subject to any conditions other than that it does not violate applicable law or any applicable interpretation of the staff of the Commission.

Procedures for Tendering Old Notes	If you wish to accept the exchange offer, sign and date the letter of transmittal that was delivered with this prospectus in accordance with the instructions, and deliver the letter of transmittal, along with the Old Notes and any other required documentation, to the exchange agent. Alternatively, you can tender your outstanding Old Notes by following the procedures for book-entry transfer, as described in this prospectus. By executing the letter of transmittal or by transmitting an agent’s message in lieu thereof, you will represent to us that, among other things:

• the New Notes you receive will be acquired in the ordinary course of your business;
• you are not participating, and you have no arrangement with any person or entity to participate, in the distribution of the New Notes;
• you are not our “affiliate,” as defined in Rule 405 under the Securities Act, or a broker-dealer tendering Old Notes acquired directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act; and
• if you are not a broker-dealer, that you are not engaged in and do not intend to engage in the distribution of the New Notes.

Special Procedures for Beneficial Owners	If you are a beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender such Old Notes in the exchange offer, please contact the registered holder as soon as possible and instruct them to tender on your behalf and comply with our instructions set forth elsewhere in this prospectus.

Guaranteed Delivery Procedures	If you wish to tender your Old Notes, you may, in certain instances, do so according to the guaranteed delivery procedures set forth elsewhere in this prospectus under “The Exchange Offer — Procedures for Tendering Old Notes — Guaranteed Delivery.”

Effect of Not Tendering	Old Notes that are not tendered or that are tendered but not accepted will, following the completion of the exchange offer, continue to be subject to the existing restrictions upon transfer thereof.

Old Notes that are not tendered will bear interest at a rate of 7.0% per annum. However, because we failed to fulfill our obligations under the registration rights agreement, additional interest is currently accruing on the Old Notes as discussed under “Registration Rights Agreement” above.

Withdrawal Rights	You may withdraw Old Notes that you tender pursuant to the exchange offer by furnishing a written or facsimile transmission notice of withdrawal to the exchange agent containing the information set forth in “The Exchange Offer — Withdrawal of Tenders” at any time prior to the expiration date.

Acceptance of Old Notes and Delivery of New Notes	We will accept for exchange any and all Old Notes that are properly tendered in the exchange offer prior to the expiration date. See “The Exchange Offer — Procedures for Tendering Old Notes.” The New Notes issued pursuant to the exchange offer will be delivered promptly following the expiration date.

Resale	We believe that you will be able to freely transfer the New Notes without registration or any prospectus delivery requirement; however, certain broker-dealers and certain of our affiliates may be required to deliver copies of this prospectus if they resell any New Notes.

Taxation	The exchange of Old Notes for New Notes will not be a taxable event for United States federal income tax purposes. See “United States Federal Income Tax Consequences.”

Broker-Dealers	Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. See “Plan of Distribution.”

Exchange Agent and Information Agent	Global Bondholder Services Corporation is the exchange agent and the information agent for the exchange offer. The address and phone number of Global Bondholder Services Corporation are on the inside of the back cover of this prospectus.

Summary of Terms of New Notes

Issuer	Service Corporation International

New Notes	$300,000,000 aggregate principal amount of 7.0% Senior Notes due 2017

Maturity Date	June 15, 2017

Interest Rate	7.0% per annum, accruing from June 15, 2005 or from the date most recently paid

Interest Payment Dates	June 15 and December 15, commencing on December 15, 2006

Ranking	The New Notes will be our general unsecured obligations and will rank equal in right of payment with all of our other unsubordinated indebtedness and senior in right of payment to any of our future subordinated indebtedness. The New Notes will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the collateral securing such indebtedness and to all indebtedness and other obligations of our subsidiaries, whether or not secured, including subsidiary guarantees of our new credit facility and our privately placed debt securities.

As of June 30, 2006, after giving pro forma effect to the transactions:

• our senior indebtedness would have been approximately $2,034.0 million, including $180.1 million of indebtedness under the new senior credit facility (excluding unused availability under our new revolving credit facility and outstanding letters of credit), $1,011.2 million of currently outstanding senior notes, $500.0 million of notes offered in a private placement, $200.0 million of privately placed debt securities, $21.2 million of convertible debentures, and $121.5 million of other indebtedness; and

• our subsidiaries would have had approximately $1,256.0 million of total indebtedness and other liabilities outstanding, including trade payables and excluding guarantees of our new senior credit facility, our privately placed debt securities, intercompany obligations and deferred revenue.

Optional Redemption	The New Notes will be redeemable in whole or in part, at our option at any time, at redemption prices as set forth in this prospectus under “Description of the Notes — Optional Redemption,” plus accrued and unpaid interest to the redemption date.

Restrictive Covenants	We will issue the New Notes under the same indenture under which the Old Notes were issued. The indenture contains covenants limiting the creation of liens securing indebtedness and sale-leaseback transactions. These covenants are subject to important exceptions. See “Risk Factors — Risks Related to Tendering Old Notes for New Notes — The New Notes lack subsidiary guarantees and some covenants typically found in other comparably rated debt securities,” and “Description of the Notes — Covenants” for more information.

Use of Proceeds	We will not receive any proceeds from the exchange of the New Notes for the outstanding Old Notes.

Governing Law	The New Notes will be, and the indenture is, governed by, and construed in accordance with, the laws of the State of Texas.

Trustee, Transfer Agent and Paying Agent	The Bank of New York

Book-Entry Depository	The Depository Trust Company
      You should read the “Risk Factors” section beginning on page 13, as well as the other cautionary statements throughout this prospectus, to ensure you understand the risks involved with the exchange of the New Notes for the outstanding Old Notes.

RISK FACTORS
      Before you decide to participate in the exchange offer, you should read the risks, uncertainties and factors that may adversely affect us that are discussed under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as the following additional risk factors.
Risks Related to Tendering Old Notes for New Notes

You may find it difficult to sell your New Notes because there is no existing trading market for the New Notes.
      You may find it difficult to sell your New Notes because an active trading market for the New Notes may not develop. There is no existing trading market for the New Notes. We do not intend to apply for listing or quotation of the New Notes on any securities exchange, and so we do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Although the initial purchasers have informed us that they intend to make a market in the New Notes, they are not obligated to do so, and any market-making may be discontinued at any time without notice. As a result, the market price of the New Notes, as well as your ability to sell the New Notes, could be adversely affected.

Because we are a holding company, your rights under the New Notes will be effectively subordinated to the rights of holders of our subsidiaries’ liabilities.
      Because we are a holding company, our cash flow and ability to service debt, including the New Notes, depend upon the distribution of earnings, loans or other payments made by our subsidiaries to us. Our subsidiaries are separate legal entities and have no obligation with respect to the New Notes. In addition, payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. The New Notes will be effectively subordinated to all of the existing and future obligations of our subsidiaries. Our new senior credit facility is guaranteed by all of our material domestic subsidiaries, which conduct substantially all of our operating activities. As of June 30, 2006, on a pro forma basis after giving effect to the transactions, our subsidiaries would have had approximately $1,256.0 million of total indebtedness and other liabilities outstanding, including trade payables and excluding guarantees of our new senior credit facility and our privately placed debt securities, intercompany obligations and deferred revenues.

The New Notes are unsecured and will be effectively subordinated to all of our existing and future secured obligations to the extent of the collateral securing such obligations.
      The New Notes are unsecured and will be effectively subordinated to all of our existing and future secured obligations to the extent of the collateral securing such obligations. As of June 30, 2006, after giving pro forma effect to the transactions, we would have had approximately $2,034.0 million of outstanding indebtedness, including $180.1 million of indebtedness under our new senior credit facility (excluding the $269.9 million unfunded portion of our new revolving credit facility and outstanding letters of credit), $1,011.2 million of currently outstanding senior notes, $200.0 million of privately placed debt securities, $500.0 million of notes offered in a private placement, $21.2 million of convertible debentures, and $121.5 million of other indebtedness. These amounts do not reflect the application of any proceeds that may be realized from the divestitures. See “Summary — Planned Divestitures”. As of June 30, 2006, on a pro forma basis after giving effect to the transactions, we would have had approximately $122 million of secured indebtedness, which is effectively senior to the notes. Substantially all of our secured indebtedness consists of capital leases.

The New Notes lack subsidiary guarantees and some covenants typically found in other comparably rated public debt securities.
      Although the New Notes are rated below investment grade by both Standard & Poor’s and Moody’s Investors Service, they lack the protection of subsidiary guarantees and several financial and other restrictive covenants typically associated with comparably rated public debt securities, including:

•	incurrence of additional indebtedness;

•	payment of dividends and other restricted payments;

•	sale of assets and the use of proceeds therefrom;

•	transactions with affiliates; and

•	dividend and other payment restrictions affecting subsidiaries.

If an active trading market does not develop for the New Notes, you may be unable to sell the New Notes or to sell them at a price you deem sufficient.
      The New Notes will be new securities for which there is no established trading market. We do not intend to apply for listing of the New Notes on any securities exchange or for quotation through any automated dealer quotation system. Accordingly, no assurance can be given as to the liquidity of, or adequate trading markets for, the New Notes.

If we breach any of the material financial covenants under our various indentures, revolving credit facility or guarantees, our debt service obligations could be accelerated.
      If we or any of our consolidated subsidiaries breach any of the material financial covenants under our various indentures or our new senior credit facility, our substantial debt service obligations, including the New Notes, could be accelerated. Furthermore, any breach of any of the material financial covenants under our new senior credit facility could result in the acceleration of the indebtedness of all of our subsidiaries. In the event of any such simultaneous acceleration, we would not be able to repay all of our indebtedness.

The restrictions contained in our various indentures do not limit our ability to issue additional indebtedness.
      We could enter into acquisitions, recapitalizations or other transactions that could increase our outstanding indebtedness. The indenture governing the notes does not limit our ability to incur additional indebtedness. Although covenants under the credit agreement governing our new senior credit facility and under the privately placed debt securities will limit our ability and the ability of our present and future subsidiaries to incur certain additional indebtedness, the terms of the credit agreement and those debt securities will permit us to incur significant additional indebtedness, including unused availability under our new senior credit facility. Additionally, under the credit agreement, we are permitted to pay dividends and repurchase stock, subject to certain conditions. Issuing additional indebtedness could materially impact our business by making it more difficult for us to satisfy our obligations with respect to the New Notes; increasing our vulnerability to general adverse economic and industry conditions; limiting our ability to obtain additional financing; requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which will reduce the amount of our cash flow available for other purposes, including capital expenditures and other general corporate purposes; limiting our flexibility in planning for, or reacting to, changes in our business and our industry; and placing us at a possible competitive disadvantage compared to our competitors that have less debt or the ability to use their cash flows for such purposes as described above.

Risk Related to Continuing Ownership of the Old Notes

If you fail to exchange your outstanding Old Notes for New Notes, you will continue to hold notes subject to transfer restrictions.
      We will only issue New Notes in exchange for outstanding Old Notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the outstanding Old Notes and you should carefully follow the instructions on how to tender your Old Notes set forth under “The Exchange Offer — Procedures for Tendering Old Notes” and in the letter of transmittal that accompanies this prospectus. Neither we nor the exchange agent are required to notify you of any defects or irregularities relating to your tender of outstanding Old Notes.
      If you do not exchange your outstanding Old Notes for New Notes in this exchange offer, the outstanding Old Notes you hold will continue to be subject to the existing transfer restrictions. In general, you may not offer or sell the outstanding Old Notes except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the outstanding Old Notes under the Securities Act. If you continue to hold any outstanding Old Notes after this exchange offer is completed, you may have trouble selling them because of these restrictions on transfer.

The trading market for unexchanged Old Notes could be limited.
      The trading market for unexchanged Old Notes could become significantly more limited after the exchange offer due to the reduction in the amount of Old Notes outstanding upon consummation of the exchange offer. Therefore, if your Old Notes are not exchanged for New Notes in the exchange offer, it may become more difficult for you to sell or otherwise transfer your Old Notes. This reduction in liquidity may in turn reduce the market price, and increase the price volatility, of the Old Notes. There is a risk that an active trading market in the unexchanged Old Notes will not exist, develop or be maintained and we cannot give you any assurances regarding the prices at which the unexchanged Old Notes may trade in the future.
Risks Related to the Acquisition of Alderwoods

We may fail to realize the anticipated benefits of the acquisition of Alderwoods.
      The success of the acquisition will depend, in part, on our ability to realize the anticipated cost savings from shared corporate and administrative areas and the rationalization of duplicative expenses. However, to realize the anticipated benefits from the acquisition, we must successfully combine the businesses of SCI and Alderwoods in a manner that permits those costs savings to be realized. If we are not able to successfully achieve these objectives, the anticipated benefits of the acquisition may not be realized fully or at all or may take longer or cost more to realize than expected. SCI and Alderwoods have operated and, until the completion of the acquisition, will continue to operate, independently. It is possible that the integration process could result in the loss of valuable employees, the disruption of each company’s ongoing business or inconsistencies in standards, controls, procedures, practices, and policies that could adversely impact our operations.

The acquisition of Alderwoods may prove disruptive and could result in the combined business failing to meet our expectations.
      The process of integrating the operations of Alderwoods may require a disproportionate amount of resources and management attention. Our future operations and cash flows will depend largely upon our ability to operate Alderwoods efficiently, achieve the strategic operating objectives for our business and realize significant cost savings and synergies. Our management team may encounter unforeseen difficulties in managing the integration. In order to successfully combine and operate our businesses, our management team will need to focus on realizing anticipated synergies and cost savings on a timely basis while maintaining the efficiency of our operations. Any substantial diversion of management attention or difficulties in operating the combined business could affect our revenues and ability to achieve operational, financial and strategic objectives.

Our historical and pro forma combined financial information may not be representative of our results as a combined company.
      The historical financial information included in this prospectus is constructed from the separate financial statements of SCI and Alderwoods for periods prior to the consummation of the acquisition. The pro forma combined financial information presented in this prospectus is based in part on certain assumptions regarding the acquisition that we believe are reasonable. We cannot assure you that our assumptions will prove to be accurate over time. Accordingly, the historical and pro forma combined financial information included in this prospectus may not reflect what our results of operations and financial condition would have been had we been a combined entity during the periods presented, or what our results of operations and financial condition will be in the future. The challenge of integrating previously independent businesses make evaluating our business and our future financial prospects difficult. Our potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently organized or combined companies.
Risks Related to our Business

Our ability to execute our business plan depends on many factors, many of which are beyond our control.
      Our strategic plan is focused on cost management and the development of key revenue initiatives designed to generate future internal growth in our core funeral and cemetery operations. Many of the factors necessary for the execution of our strategic plan, such as the number of deaths, are beyond our control. We cannot assure you that we will be able to execute any or all of our strategic plan. Failure to execute any or all of the strategic plan could have a material adverse effect on us, our financial condition, results of operations, or cash flows.

Our new credit agreement and privately placed debt securities contain covenants that may prevent us from engaging in certain transactions.
      Our new credit agreement and privately placed debt securities contain, among other things, various affirmative and negative covenants that may prevent us from engaging in certain transactions that might otherwise be considered beneficial to us. These covenants limit, among other things, our and our subsidiaries’ ability to:

•	incur additional indebtedness (including guarantee obligations);

•	create liens on assets;

•	enter into sale and leaseback transactions;

•	engage in mergers, liquidations and dissolutions;

•	sell assets;

•	enter into leases;

•	pay dividends, distributions and other payments in respect of capital stock, and purchase our capital stock in the open market;

•	make investments, loans or advances;

•	repay subordinated indebtedness or amend the agreements relating thereto;

•	engage in certain transactions with affiliates;

•	change our fiscal year;

•	create restrictions on our ability to receive distributions from subsidiaries; and

•	change our lines of business.
      Our new senior credit facility also requires us to maintain certain leverage and interest coverage ratios.

If we lost the ability to use surety bonding to support our preneed funeral and preneed cemetery activities, we could have to make material cash payments to fund certain trust funds.
      We have entered into arrangements with certain surety companies whereby such companies agree to issue surety bonds on our behalf as financial assurance or as required by existing state and local regulations. The surety bonds are used for various business purposes; however, the majority of the surety bonds issued and outstanding have been issued to support our preneed funeral and cemetery activities. In the event all of the surety companies cancelled or did not renew SCI’s surety bonds, which are generally renewed for twelve-month periods, SCI would be required to either obtain replacement coverage or fund approximately $285.7 million and $277.5 million as of December 31, 2005 and June 30, 2006, respectively, into state-mandated trust accounts.

The funeral home and cemetery industry continues to be increasingly competitive.
      In North America and most international regions in which we operate, the funeral and cemetery industry is characterized by a large number of locally owned, independent operations. To compete successfully, our funeral service locations and cemeteries must maintain good reputations and high professional standards in the industry, as well as offer attractive products and services at competitive prices. In addition, we must market our Company in such a manner as to distinguish us from our competitors. We have historically experienced price competition from independent funeral home and cemetery operators, monument dealers, casket retailers, low-cost funeral providers and other non-traditional providers of services and merchandise. If we are unable to successfully compete, our Company, our financial condition, results of operations and cash flows could be materially adversely affected.

Our affiliated funeral and cemetery trust funds own investments in equity securities and mutual funds, which are affected by financial market conditions that are beyond our control.
      In connection with our preneed funeral operations and preneed cemetery merchandise and service sales, most affiliated funeral and cemetery trust funds own investments in equity securities and mutual funds. Our earnings and investment gains and losses on these equity securities and mutual funds are affected by financial market conditions that are beyond our control.
      As of December 31, 2005, net unrealized appreciation in SCI’s preneed funeral and cemetery merchandise and services trust funds amounted to $13.9 million and $48.2 million, respectively. SCI’s perpetual care trust funds had net unrealized appreciation of $21.4 million as of December 31, 2005. The following table summarizes SCI’s investment returns excluding fees on its trust funds for the last three years.

	2003	2004	2005

Preneed funeral trust funds	17.9%	7.1%	6.6%
Cemetery merchandise services trust funds	17.1%	6.7%	6.9%
Perpetual care trust funds	12.6%	8.6%	3.9%
      The following table summarizes Alderwoods’ investment returns excluding fees on its trust funds for the entire trust portfolio for the last three years.

	2003	2004	2005

Total trust portfolio	7.7%	5.0%	3.1%
      If our earnings from our trust funds decline, we would likely experience a decline in future revenues. In addition, if the trust funds experienced significant investment losses, there would likely be insufficient funds in the trusts to cover the costs of delivering services and merchandise or maintaining cemeteries in the future. We would have to cover any such shortfall with cash flows, which could have a material adverse effect on us, our financial condition, results of operations, or cash flows.

Increasing death benefits related to preneed funeral contracts funded through life insurance or annuity contracts may not cover future increases in the cost of providing a price guaranteed funeral service.
      We sell price guaranteed preneed funeral contracts through various programs providing for future funeral services at prices prevailing when the agreements are signed. For preneed funeral contracts funded through life insurance or annuity contracts, SCI and Alderwoods receive in cash a general agency commission that typically averages 14% and 9%, respectively, of the total sale from the third party insurance company. Additionally, there is an increasing death benefit associated with the contract of between 1% (for SCI) and 3% (for Alderwoods) per year to be received in cash by us at the time the funeral is performed. There is no guarantee that the increasing death benefit will cover future increases in the cost of providing a price guaranteed funeral service, which could materially adversely affect our future cash flows, revenues and operating margins.

If our insurance subsidiary’s actual claims experience differs from its underwriting and reserving assumptions, or if it suffers investment losses, our operating results and financial position could be adversely affected.
      We set prices for our preneed insurance products and establish reserves to pay future policy benefits under such products based upon actuarial or statistical estimates, using many assumptions and projections, which involve the exercise of significant judgment, including as to the levels and timing of the receipt or payment of premiums, benefits, claims, expenses, investment results, mortality, morbidity and persistency. If our actual claims experience differs from our underwriting and reserving assumptions, or if we otherwise determine that our reserves are inadequate to pay future policy benefits, it could adversely impact our operating results and financial position. Our insurance subsidiary invests in fixed maturity investments, cash and short-term investments, which are affected by financial market conditions that are beyond our control. If earnings from these investments decline, we would likely have insufficient funds to pay future benefits under our preneed products. We would have to cover any such shortfall with operating cash flows, which could have a material adverse effect on our operating results and financial condition.

Unfavorable results of litigation could have a material adverse impact on our financial statements.
      As discussed in note thirteen to SCI’s annual financial statements and note ten to its interim financial statements and note 9 to Alderwoods’ annual financial statements and note 4 to its interim financial statements, each included elsewhere in this prospectus, SCI, Alderwoods and their respective subsidiaries are subject to a variety of claims and lawsuits. Adverse outcomes in some or all of the pending cases may result in significant monetary damages or injunctive relief. SCI, Alderwoods and their respective subsidiaries are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. While management currently believes that resolving all of these matters, individually or in the aggregate, will not have a material adverse impact on our financial position or results of operations, litigation and other claims are subject to inherent uncertainties and management’s view of these matters may change in the future. There exists the possibility of a material adverse impact on our financial position and the results of operations for the period in which the effect of an unfavorable final outcome becomes probable and reasonably estimable.

If the number of deaths in our regions declines, our cash flows and revenues may decrease.
      The U.S. Census Bureau estimates that the number of deaths in the United States will increase up to one percent per year until 2010. However, longer life spans could reduce the number of deaths during this period. If the number of deaths declines, the number of funeral services and interments performed by us could decrease and our financial condition, results of operations and cash flows could be materially adversely affected.

The continuing upward trend in the number of cremations performed in North America could result in lower revenue and gross profit dollars.
      There is a continuing upward trend in the number of cremations performed in North America as an alternative to traditional funeral service dispositions. In North America for the six months ended June 30, 2006, 41% of the comparable funeral services performed by SCI were cremation cases compared to 40% and 39% performed in years 2005 and 2004, respectively. In North America for the twenty-four weeks ended June 17, 2006, 38% of the comparable funeral services performed by Alderwoods were cremation cases compared to 36% and 35% performed during the fifty-two weeks ended December 31, 2005 and January 1, 2005, respectively. We continue to expand our cremation memorialization products and services, which has resulted in higher average sales for cremation services. If we are unable to successfully expand our cremation memorialization products and services to meet the continuing trends, our financial condition, results of operations, and cash flows could be materially adversely affected.

The funeral home and cemetery businesses are high fixed-cost businesses.
      The majority of our operations are managed in groups called “regions”. Regions are geographical groups of funeral service locations and cemeteries that share common resources such as operating personnel, preparation services, clerical staff, motor vehicles and preneed sales personnel. Personnel costs, the largest of our operating expenses, are the cost components most beneficially affected by this grouping. We must incur many of these costs regardless of the number of funeral services or interments performed. Because we cannot necessarily decrease these costs when we experience lower sales volumes, a sales decline may cause margin percentages to decline at a greater rate than the decline in revenues.

Fluctuations in the value of the Canadian dollar could result in currency exchange losses.
      A portion of our corporate and administrative expenses are payable in Canadian dollars, while most of our revenue is generated in United States dollars and we report our financial statements in United States dollars. Therefore, a strengthening of the Canadian dollar relative to the United States dollar will adversely affect our results of operations. Expenses for Alderwoods’ corporate and administrative functions are paid principally in Canadian dollars and have predictable future cash outflows (“Foreign Currency Expenditure”). We have a program to hedge the variability in the United States dollar equivalent of a portion of the Foreign Currency Expenditure due to the fluctuation in the exchange rate between the United States dollar and the Canadian dollar (“Foreign Currency Hedge Program”). We use forward foreign exchange contracts and foreign exchange option contracts to partially mitigate foreign exchange variability. Under the Foreign Currency Hedge Program, losses or gains in our underlying foreign exchange exposure are partially offset by gains or losses on the forward foreign exchange contracts and foreign exchange option contracts, so as to reduce the magnitude of foreign exchange transaction gains or losses. Any hedging activities we undertake may not be successful in mitigating all of this risk.

Regulation and compliance could have a material adverse impact on our financial results.
      Our operations are subject to regulation, supervision, and licensing under numerous foreign, federal, state and local laws, ordinances and regulations, including extensive regulations concerning trust funds, preneed sales of funeral and cemetery products and services, and various other aspects of our business. The impact of such regulations varies depending on the location of our funeral and cemetery operations. Violations of applicable laws could result in fines or sanctions to us.
      In addition, from time to time, governments and agencies propose to amend or add regulations, which would increase costs and decrease cash flows. For example, foreign, federal, state, local and other regulatory agencies have considered and may enact additional legislation or regulations that could affect the deathcare industry, such as regulations that require more liberal refund and cancellation policies for preneed sales of products and services, limit or eliminate our ability to use surety bonding, increase trust requirements and prohibit the common ownership of funeral homes and cemeteries in the same region. If adopted by the regulatory authorities of the jurisdictions in which we operate, these and other possible proposals could have a material adverse effect on us, our financial condition, results of operations and cash flows.
      Compliance with laws, regulations, industry standards and customs concerning burial procedures and the handling and care of human remains is critical to our continued success. Litigation and regulatory proceedings regarding these issues could have a material adverse effect on us, our financial condition, results of operations and cash flows. We are continually monitoring and reviewing our operations in an effort to insure that we are in compliance with these laws, regulations and standards and, where appropriate, taking appropriate corrective action.

Our foreign operations and investments involve special risks.
      Our activities in areas outside the United States are subject to risks inherent in foreign operations, including the following:

•	loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, wars, insurrection and other political risks;

•	the effects of currency fluctuations and exchange controls, such as devaluation of foreign currencies and other economic problems; and

•	changes in laws, regulations, and policies of foreign governments, including those associated with changes in the governing parties.

A number of years may elapse before particular tax matters, for which we have established accruals, are audited and finally resolved.
      The number of tax years with open tax audits varies depending on the tax jurisdiction. In the United States, the Internal Revenue Service is currently examining SCI’s tax returns for 1999 through 2002 and various state jurisdictions are auditing years through 2004. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe that our accruals reflect the probable outcome of known tax contingencies. Unfavorable settlement of any particular issue would reduce a deferred tax asset or require the use of cash. Favorable resolution could result in reduced income tax expense reported in the financial statements in the future. The tax accruals are presented in SCI’s balance sheet within Other liabilities.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
      We make forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 in this prospectus. These statements may be accompanied by words such as “believe,” “estimate,” “project,” “expect,” “anticipate” or “predict” that convey the uncertainty of future events or outcomes. These statements are based on assumptions that we believe are reasonable; however, many important factors could cause our actual results in the future to differ materially from the forward-looking statements made in this prospectus and in any other documents or oral presentations made by us or on our behalf. Important factors that could cause our actual results to differ materially from those in forward-looking statements include, among others, the factors described in this prospectus under “Risk Factors”.
      You should not place undue reliance on forward-looking statements, which speak only as of the date of this prospectus.
WHERE YOU CAN FIND MORE INFORMATION
      Each of SCI and Alderwoods file annual, quarterly and special reports, proxy statements and other information with the Commission under the Securities Exchange Act of 1934. You may read and copy this information at the Commission’s public reference room, 100 F Street, N.E., Washington, D.C. 20549.

      You may also obtain copies of this information by mail from the public reference section of the Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Commission also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, including SCI and Alderwoods, who file electronically with the Commission. The address of that site is www.sec.gov. You can also inspect reports, proxy statements and other information about SCI at the offices of the New York Stock Exchange, Inc., located at 20 Broad Street, New York, New York 10005. You can also inspect reports, proxy statements and other information about Alderwoods at the offices of the NASDAQ National Market at 1735 K Street, N.W., Washington, D.C. 20006. In addition, you can obtain certain documents, including those filed with the Commission, through SCI’s website at www.sci-corp.com and Alderwoods’ website at www.alderwoods.com.
      This prospectus is part of a registration statement on Form S-4 that we have filed with the SEC. As allowed by SEC rules, this prospectus does not contain all the documents and other information you can find in the registration statement or the exhibits filed with the registration statement. Whenever a reference is made in this prospectus to an agreement or other document of Service Corporation International be aware that such reference is not necessarily complete and that you should refer to the exhibits that are filed with the registration statement for a copy of the agreement or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s website as described above. You may also obtain any of the documents referenced in this prospectus from us free of charge by requesting them in writing or by telephone from us at the following address:
Service Corporation International
1929 Allen Parkway
Houston, Texas 77019
Attention: James M. Shelger, Esq.
Telephone No.: (713) 522-5141
      To obtain timely delivery of any requested documents, you must request the information no later than five business days before you make your investment decision. Please make any such requests on or before November 13, 2006.
      We have not authorized anyone to give any information or make any representation that differs from, or adds to, the information in this document or in our documents that are publicly filed with the Commission. Therefore, if anyone does give you different or additional information, you should not rely on it.
      If you are in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this document, or if you are a person to whom it is unlawful to direct these activities, then the offer presented by this document does not extend to you.
      The information contained in this document speaks only as of its date unless the information specifically indicates that another date applies.

USE OF PROCEEDS
      This exchange offer is intended to satisfy our obligations under the registration rights agreement entered into in connection with our issuance of the Old Notes. We received net proceeds of approximately $291 million from the issuance of the Old Notes after deducting initial purchasers’ discounts and offering expenses. We used the net proceeds of the Old Notes, together with available cash, to pay for the $282.3 million aggregate principal amount, premium and accrued interest of our 7.2% Notes due 2006 and 6.875% Notes due 2007 tendered pursuant to our tender offers for those notes.
      We will not receive any cash proceeds from the issuance of the New Notes. We will exchange outstanding Old Notes for New Notes in like principal amount as contemplated in this prospectus. The terms of the New Notes are identical in all material respects to the existing Old Notes except as otherwise described herein under “Description of the Notes.” The Old Notes surrendered in exchange for the New Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the New Notes will not result in a change in our total debt and other financing obligations.
CAPITALIZATION
      The following table shows SCI’s cash and cash equivalents and capitalization as of June 30, 2006, on an as reported basis, and our cash and cash equivalents and capitalization on a pro forma basis to reflect the transactions. The exchange of the Old Notes for the New Notes will not impact our overall total capitalization. This table is unaudited and should be read in conjunction with “Unaudited Pro Forma Combined Financial Information,” “Selected Historical Financial Information of SCI,” “Selected Historical Financial Information of Alderwoods,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and SCI’s and Alderwoods’ interim financial statements and related notes, which are included elsewhere in this prospectus.

	As of June 30, 2006

	Actual	Pro forma

	(Dollars in millions)
Cash and cash equivalents(1)	$529.2	$—

Debt:
New senior credit facility
Revolving credit facility(1)(2)	$—	$30.1
Term loan(2)		150.0
Privately placed debt securities	—	200.0
Privately placed notes	—	500.0
Existing senior notes due 2007	13.5	13.5
Existing senior notes due 2008	195.0	195.0
Existing senior notes due 2009(3)	341.6	197.1
Existing senior debentures due 2013	55.6	55.6
Existing senior notes due 2016	250.0	250.0
New Notes	300.0	300.0
Existing convertible debentures, maturities through 2013	21.2	21.2
Other debt(4)	118.8	121.5

Total debt	1,295.7	2,034.0
Total stockholders’ equity(5)	1,608.9	1,578.8

Total capitalization	$2,904.6	$3,612.8

(1)	At June 30, 2006, SCI and Alderwoods had $537.6 million of combined cash on hand. At September 13, 2006, SCI and Alderwoods had approximately $631 million of combined cash on hand. We intend to keep approximately $50 million in cash on hand after the closing of the acquisition. Therefore, to the extent cash on hand at closing exceeds approximately $590 million, revolver borrowings under the new senior credit facility reflected above will be reduced.

(2)	Based on expected cash balances at closing, we do not expect to have drawings under our revolving credit facility. In connection with the closing of the acquisition, SCI will replace its existing $200 million senior credit facility with a new $450 million senior credit facility, consisting of a $150 million 3-year term loan, all of which will be borrowed in connection with the transactions, and a $300 million 5-year revolving credit facility. Based on cash balances at June 30, 2006, we would have borrowed $30.1 million under the new revolving credit facility in connection with the transactions. See footnote (1) above. Availability under the new revolving credit facility will be further reduced by outstanding letters of credit. At June 30, 2006, our pro forma outstanding letters of credit were approximately $70.1 million.

(3)	SCI commenced a tender offer on September 7, 2006 to purchase $144.5 million aggregate principal amount of the SCI 7.7% Notes. This tender offer was originally scheduled to expire on October 5, 2006, but has been extended to October 26, 2006, to coincide with the anticipated closing of the acquisition. The tender offer may be further extended if the closing date of the acquisition is later than October 26, 2006.

(4)	Primarily includes capital leases, mortgage notes, and unamortized discounts. Pro forma other debt excludes $13.5 million of capital leases and other debt related to assets held for sale. Pro forma other debt includes the elimination of unamortized discount of $9.7 million relating to the SCI 7.7% Notes with respect to which SCI has commenced a tender offer. See footnote (3) above.

(5)	Adjustments to equity include $25.0 million of estimated tender premiums, $4.3 million of transaction fees and $18.3 million to write-off unamortized discounts and deferred financing costs related to the extinguished debt, net of a $17.6 million tax benefit.

SELECTED HISTORICAL FINANCIAL INFORMATION OF SCI
      The selected historical financial data set forth below as of December 31, 2004 and 2005 and for the fiscal years ended December 31, 2003, 2004 and 2005 have been derived from SCI’s annual financial statements included elsewhere in this prospectus. The selected historical financial data set forth below as of December 31, 2001, 2002 and 2003 and for the fiscal years ended December 31, 2001 and 2002 have been derived from annual financial statements that are not included in this prospectus. The selected historical financial data for the six months ended June 30, 2005 and 2006 have been derived from SCI’s interim financial statements included elsewhere in this prospectus which, in the opinion of management, include all adjustments necessary for a fair presentation of that information for such periods. The selected historical financial data presented for the interim periods has been prepared in a manner consistent with the accounting policies of SCI described elsewhere in this prospectus and should be read in conjunction therewith. Operating results for interim periods are not necessarily indicative of the results that may be expected for the full year period.
      SCI has restated its previously reported selected financial data for each of the five fiscal years in the period ended December 31, 2005, as well as its unaudited quarterly financial data for the six months ended June 30, 2005. The restatement corrected errors related to (1) the miscalculation of SCI’s actuarially determined pension benefit obligation, (2) the accounting for certain leases related to funeral home properties which were previously accounted for as operating leases but should have been accounted for as capital leases, and (3) other out-of-period adjustments previously identified by SCI but deemed to be not material either individually or in the aggregate. For additional information regarding the restatement, see note two to SCI’s annual financial statements and note two to SCI’s interim financial statements included elsewhere in this prospectus.
      During 2005, SCI sold its funeral and cemetery operations in Argentina and Uruguay and its cemetery operations in Chile. These operations are classified as discontinued operations for all periods presented.
      In 2005, SCI changed its method of accounting for direct selling costs related to the acquisition of preneed funeral and cemetery contracts. Prior to this change, SCI capitalized such direct selling costs and amortized these costs in proportion to the revenue recognized. Under its new method of accounting, SCI expenses these direct selling costs as incurred. As a result of this accounting change, SCI recorded a cumulative effect charge of $187.5 million, net of tax, in 2005. For more information regarding this accounting change, see note four to SCI’s annual financial statements included elsewhere in this prospectus.
      On March 31, 2004, SCI implemented revised Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (“FIN 46R”). Under the provisions of FIN 46R, SCI is required to consolidate preneed funeral and cemetery merchandise and service trust assets, cemetery perpetual care trusts, and certain cemeteries. As a result of this accounting change, SCI recognized a cumulative effect charge of $14.0 million, net of tax, in 2004.
      In 2004, SCI also changed its method of accounting for gains and losses on its pension plan assets and obligations to recognize such gains and losses as they are incurred. Prior to the adoption of this change, SCI amortized the difference between actual and expected investment returns and actuarial gains and losses over seven years. As a result of this accounting change, SCI recognized a charge for the cumulative effect of $36.6 million, net of tax, in 2004.
      In 2002, SCI adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 addresses accounting for goodwill and other intangible assets and redefines useful lives, amortization periods and impairment of goodwill. Under the pronouncement, goodwill is no longer amortized, but is tested for impairment annually by assessing the fair value of reporting units, generally one level below reportable segments. As a result of the adoption of SFAS 142, SCI recognized a non-cash charge in 2002 reflected as a cumulative effect of accounting change of $135.6 million, net of applicable taxes, related to the impairment of goodwill in its

North America cemetery reporting unit. For more information regarding goodwill, see note nine to SCI’s annual financial statements included in this prospectus.
      The selected historical financial data below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with SCI’s annual financial statements and related notes included elsewhere in this prospectus.

						Six Months Ended
	Year Ended December 31,					June 30,

	2001	2002	2003	2004	2005	2005	2006

	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
	(Dollars in millions, except per share data)
Statement of operations data:
Revenues	$2,463.9	$2,293.4	$2,313.2	$1,831.2	$1,715.7	$879.3	$873.1
Gross profit	313.4	356.8	356.2	330.0	298.1	170.8	170.7
Gains and impairment (losses) on dispositions — net	(480.2)	(163.1)	50.7	25.8	(26.1)	(1.2)	(7.4)
Operating (loss) income	(198.2)	9.0	219.8	224.9	187.2	127.4	120.4
(Loss) income from continuing operations before income taxes	(391.5)	(129.4)	95.7	112.0	88.7	69.3	83.9
(Loss) income from continuing operations before cumulative effect of accounting changes	(433.9)	(90.1)	69.3	119.7	55.5	42.2	52.6
Basic (loss) income per share from continuing operations	(1.52)	(0.31)	0.23	0.38	0.19	0.14	0.18
Diluted (loss) income per share from continuing operations	(1.52)	(0.31)	0.23	0.37	0.18	0.14	0.18
Cash dividends paid per share	—	—	—	—	0.075	0.025	0.050

						As of
	As of December 31,					June 30,

	2001	2002	2003	2004	2005	2006

	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
	(Dollars in millions)
Balance sheet data (at period end):
Total assets	$9,029.3	$7,801.8	$7,571.2	$8,227.2	$7,544.8	$7,670.7
Total long-term debt less current maturities	2,312.4	1,885.2	1,530.1	1,200.4	1,186.5	1,265.3
Stockholders’ equity	1,451.7	1,318.9	1,516.3	1,843.0	1,581.6	1,608.9

      See note two to SCI’s annual financial statements and note two to SCI’s interim financial statements included elsewhere in this prospectus for details related to the restatement impacts on the financial statements as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005 and the six months ended June 30, 2005. The impacts on the selected financial data as of December 31, 2003, 2002 and 2001, and for each of the two years in the period ended December 31, 2002 are as follows (in millions, except per share data):

	2002		2001

	As Previously		As Previously
	Reported	As Restated	Reported	As Restated

Loss from continuing operations before cumulative effect of accounting changes	$(89.3)	$(90.1)	$(433.3)	$(433.9)
Net loss	$(234.6)	$(235.4)	$(622.2)	$(622.7)
Loss per share:
Loss from continuing operations before cumulative effect of accounting changes
Basic	$(0.30)	$(0.31)	$(1.52)	$(1.52)
Diluted	$(0.30)	$(0.31)	$(1.52)	$(1.52)
Total assets	$7,793.1	$7,801.8	$9,020.5	$9,029.3
Long-term debt, less current maturities	$1,874.1	$1,885.2	$2,301.4	$2,312.4
Stockholders’ equity	$1,321.3	$1,318.9	$1,453.2	$1,451.7

	2003

	As Previously
	Reported	As Restated

Total assets	$7,562.9	$7,571.2
Long-term debt, less current maturities	$1,519.2	$1,530.1
Stockholders’ equity	$1,521.6	$1,516.3

SELECTED HISTORICAL FINANCIAL INFORMATION OF ALDERWOODS
      As described in “Business — History”, on January 2, 2002, Alderwoods succeeded to substantially all of the assets and operations of Loewen Group pursuant to its bankruptcy reorganization plan. The consolidated financial and other information of Alderwoods issued subsequent to the reorganization are not comparable with the consolidated financial information and other information issued by Loewen Group prior to the reorganization due to, among other things, the significant changes in the financial and legal structure of Alderwoods and the application of “fresh start” reporting in connection with the reorganization. Accordingly, the accompanying consolidated financial information should be reviewed with caution, and Loewen Group’s consolidated financial information should not be relied upon as being indicative of future results of Alderwoods or providing an accurate comparison of financial performance. A black line has been drawn to separate and distinguish between the consolidated financial information that relates to Alderwoods and the consolidated financial information that relates to Loewen Group, the predecessor company for accounting purposes.
      The selected historical financial data set forth below as of January 1 and December 31, 2005 and for the fifty-three weeks ended January 3, 2004, the fifty-two weeks ended January 1, 2005, and the fifty-two weeks ended December 31, 2005, have been derived from Alderwoods’ annual financial statements included elsewhere in this prospectus. The selected historical financial data set forth below as of December 31, 2001 and for the fiscal year ended December 31, 2001 for Loewen Group has been derived from annual financial statements that are not included in this prospectus. Also, the selected historical financial data as of December 28, 2002 and January 3, 2004, the fifty-two weeks ended December 28, 2002 and the fifty-three weeks ended January 3, 2004 for Alderwoods has been derived from annual financial statements that are not included in this prospectus.
      The historical information for the twenty-four weeks ended June 17, 2006 and June 18, 2005 has been derived from Alderwoods’ interim financial statements, included elsewhere in this prospectus which, in the opinion of management, include all adjustments necessary for a fair presentation of that information for such periods. The financial information presented for the interim periods has been prepared on a basis consistent with the accounting policies of Alderwoods described elsewhere in this prospectus and should be read in conjunction therewith. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the full fiscal year or for any other interim period.

      The selected historical financial data below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with Alderwoods consolidated financial statements and related notes included elsewhere in this prospectus.

		Alderwoods Group

	Predecessor(g)	52 Weeks Ended	53 Weeks Ended	52 Weeks Ended	52 Weeks Ended	24 Weeks Ended

	December 31,	December 28,	January 3,	January 1,	December 31,	June 18,	June 17,
	2001	2002	2004	2005	2005	2005	2006

	(Dollars in millions, except per share data)
Statement of operations data:
Revenues	$836.4	$692.4	$720.8	$717.1	$748.9	$360.7	$354.3
Gross profit(a)	181.2	126.2	143.9	124.9	114.5	64.5	58.9
Provision for goodwill impairment	—	(228.3)	—	—	—	—	—
(Provision) benefit for asset impairment(b)	(180.7)	(0.6)	(5.2)	(1.8)	1.4	1.6	—
Operating (loss) income	(132.2)	(145.8)	82.4	71.9	73.1	53.8	26.3
(Loss) income from continuing operations(c)	(87.2)	(223.6)	8.4	(3.6)	42.9	26.9	5.9
Net (loss) income	(643.7)	(233.7)	10.8	9.3	41.2	25.2	4.7
Basic (loss) income per share from continuing operations(d)	(1.29)	(5.60)	0.21	(0.09)	1.06	0.67	0.15
Diluted (loss) income per share from continuing operations	(1.29)	(5.60)	0.21	(0.09)	1.03	0.65	0.14

Balance sheet data:
Total assets(e)(f)	$2,874.1	$2,553.7	$2,453.0	$2,372.4	$2,274.3		2,280.8
Total long-term debt including current maturities	831.2	756.1	630.9	463.6	373.5		358.2
Shareholders’ equity	739.4	523.4	544.9	555.9	597.8		598.2

(a)	For the 52 weeks ended December 31, 2005, the 52 weeks ended January 1, 2005, the 53 weeks ended January 3, 2004, and the 52 weeks ended December 28, 2002, gross profit includes depreciation expense not included in the year ended December 31, 2001.

(b)	Predecessor provision for asset impairment includes goodwill impairment as determined under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.”

(c)	For the Predecessor, represents loss before extraordinary gain, fresh start valuation adjustments and cumulative effect of accounting change.

(d)	For the Predecessor, represents basic loss per share before extraordinary gain, fresh start valuation adjustments and cumulative effect of accounting change. Predecessor loss per share amounts are included herein, as required by U.S. GAAP. However, the common stockholders of the Predecessor received no equity in Alderwoods upon reorganization.

(e)	Alderwoods elected to adopt FIN No. 46R at the beginning of the 2004 fiscal year on January 4, 2004. The adoption of FIN No. 46R resulted in the consolidation in Alderwoods’ balance sheet of the funeral, cemetery merchandise and service, and perpetual care trusts, and several pooled investment funds created for such trusts, but did not change the legal relationships among these trusts, pooled investment funds, Alderwoods, and its holders of preneed contracts. Alderwoods does not consolidate certain funeral trusts for which it does not absorb a majority of their expected losses and therefore, is not considered a primary beneficiary of these funeral trusts under FIN No. 46R. The adoption of FIN No. 46R has not materially impacted Alderwoods’ stockholders’ equity, net income or its consolidated statement of cash flows. Amounts and balances prior to January 4, 2004 have not been restated to reflect the adoption of FIN No. 46R.

(f)	Alderwoods changed its accounting policy on accounting for insurance funded preneed funeral contracts as of January 4, 2004, as Alderwoods concluded that its insurance funded preneed funeral contracts are not assets and liabilities as defined by Statement of Financial Accounting Concepts No. 6 “Elements in Financial Statements.” Accordingly, Alderwoods retroactively removed from its consolidated balance sheet amounts relating to insurance funded preneed funeral contracts previously included in preneed funeral contracts with an equal and offsetting amount in deferred preneed funeral contract revenue. The removal of insurance funded preneed funeral contracts did not have any impact on Alderwoods’ results of operations, consolidated stockholders’ equity, or cash flows.

(g)	The financial results of the Loewen Group, the Predecessor, for the year ended December 31, 2001, include $87 million of pretax charges representing reorganization costs. The 2001 results exclude $133 million of contractual interest expense applicable to certain pre-Petition Date debt obligations, which were subject to compromise as a result of the Chapter 11 and Creditors Arrangement Act filings.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
      On April 2, 2006, SCI entered into a definitive merger agreement pursuant to which, subject to the terms and conditions set forth therein, it will acquire Alderwoods for $20.00 per share in cash, resulting in a total purchase price of approximately $1.2 billion, which includes the refinancing of approximately $351.7 million and the assumption of $6.5 million of Alderwoods’ debt.
      The following financing transactions will occur in connection with the closing of the acquisition:

•	borrowings under a new $450 million senior credit facility, consisting of a $150 million 3-year term loan, all of which will be borrowed in connection with the transactions, and a $300 million 5-year revolving credit facility, none of which is expected to be drawn in connection with the acquisition based on expected cash balances at closing;

•	the issuance of $200 million of debt securities in a private placement; and

•	the issuance of $500 million of notes offered in a private placement.
      In connection with the acquisition, Alderwoods and SCI have each commenced tender offers to purchase outstanding notes. The tender offers were originally scheduled to expire on October 5, 2006, but have been extended to October 26, 2006, to coincide with the anticipated closing of the acquisition. The tender offers may be further extended if the closing date of the acquisition is later than October 26, 2006.
      SCI expects to execute a consent order with the staff of the FTC in connection with the acquisition, which will identify certain properties the FTC will require us to divest as a result of the acquisition. The consent order will be subject to approval by the FTC commissioners, which approval is a condition to the consummation of the acquisition. No final agreement has been reached with any third party concerning the sale of any such assets. We believe that divestiture of the assets, together with the divestiture of other SCI assets that we have identified for sale, will generate proceeds of approximately $200 million in the near future, which we expect to use to repay debt. There can be no assurance that the divestitures described above will be consummated, or if consummated will generate the proceeds described above.
      The following unaudited pro forma combined financial information is based on SCI’s and Alderwoods’ annual and interim financial statements included elsewhere in this prospectus adjusted to illustrate the pro forma effect of the transactions.
      The unaudited pro forma combined balance sheet gives effect to the transactions as if they had occurred on June 30, 2006. The unaudited pro forma combined statements of operations for the year ended December 31, 2005, and for the six months ended June 30, 2006 and 2005 give effect to the transactions as if they had occurred on January 1, 2005.
      For purposes of the pro forma information in this prospectus, the assets to be sold pursuant to the divestitures have been reclassified on the pro forma balance sheet as assets held for sales and the results of operations of these assets have been eliminated from the pro forma statement of operations. No pro forma adjustments have been made to reflect any anticipated gain or loss from the divestitures and no adjustment has been made to reflect any earnings benefit from the reinvestment of any proceeds from the divestiture or any reduction of debt from the application of sale proceeds.
      The unaudited pro forma adjustments are based upon currently available information and certain assumptions that we believe to be reasonable under the circumstances. The acquisition will be accounted for, and the pro forma combined financial information has been prepared, using the purchase method of accounting. The pro forma adjustments reflect our preliminary estimates of the purchase price allocation, which are subject to revision as more detailed analysis is completed and additional information on the fair value of Alderwoods’ assets and liabilities becomes available. The final allocation will be based on the actual assets and liabilities that exist as of the date of the consummation of the transactions.

      The unaudited pro forma combined financial information does not give effect to certain additional cost savings initiatives that we intend to pursue. See “Summary — Planned Divestitures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Expected Cost Savings Resulting from the Alderwoods Acquisition.”
      The unaudited pro forma combined financial information is for informational purposes only and is not intended to represent the consolidated results of operations or financial position that we would have reported had the transactions been completed as of the dates presented, and should not be taken as representative of our future consolidated results of operations or financial position.
      The unaudited pro forma combined financial information should be read in conjunction with the information contained in “Selected Historical Financial Information of SCI,” “Selected Historical Financial Information of Alderwoods,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements of SCI and Alderwoods and related notes included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of June 30, 2006

			Adjustments		Adjustments	Adjustments
	SCI	Alderwoods	for the		for the	for the
	Historical	Historical(a)	Acquisition		Divestitures(l)	Financing		Pro Forma

	(Dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$529,171	$8,400	$(876,650	)(b)	$9	$339,070	(m)	$—
Receivables, net	62,439	51,244	—		(4,023)	—		109,660
Inventories	64,938	15,282	—		(25,223)	—		54,997
Current assets held for sale	—	—	—		29,298	—		29,298
Other	30,847	8,325	—		(61)	—		39,111

Total current assets	687,395	83,251	(876,650)		—	339,070		233,066
Preneed funeral receivables and trust investments	1,227,144	338,052	—		(62,466)	—		1,502,730
Preneed cemetery receivables and trust investments	1,285,832	301,621	—		(143,584)	—		1,443,869
Cemetery property, at cost	1,365,712	116,096	108,904	(c)	(94,981)	—		1,495,731
Property and equipment, at cost, net	1,038,990	540,954	78,095	(d)	(73,709)	—		1,584,330
Insurance invested assets	—	298,392	—		—	—		298,392
Assets held for sale	—	—	—		496,559	—		496,559
Deferred charges and other assets	253,727	42,600	5,630	(e)	(16,747)	7,016	(n)	292,226
Identifiable intangible assets	—	19,930	167,795	(f)	(9,421)	—		178,304
Goodwill	1,118,119	295,913	(50,494	)(g)	(22,691)			1,340,847
Cemetery perpetual care trust investments	693,781	243,980	—		(72,960)	—		864,801

Total	$7,670,700	$2,280,789	$(566,720)		$—	$346,086		$9,730,855

LIABILITIES & STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$196,977	$113,984	$19,560	(g)(1)	$(2,177)	$—		$328,344
Current maturities of long-term debt	30,414	2,271	—		(8)	—		32,677
Current liabilities held for sale	—	—	—		2,185	—		2,185
Income taxes	21,014	—	—		—	—		21,014

Total current liabilities	248,405	116,255	19,560		—	—		384,220
Long-term debt	1,265,263	355,958	—		(13,528)	393,678	(o)	2,001,371
Deferred preneed funeral revenues	539,178	44,517	(28,422	)(g)(1)	(14,802)	—		540,471
Deferred preneed cemetery revenues	777,717	31,313	73,390	(h)	(58,449)	—		823,971
Insurance policy liabilities	—	285,701	—		—			285,701
Deferred income taxes	168,925	10,744	(29,348	)(i)		(17,526	)(p)	132,795
Liabilities held for sale	—	—	—		347,481	—		347,481
Other liabilities	315,403	28,471	(3,738	)(j)	(766)	—		339,370
Non-controlling interest in funeral and cemetery trusts	2,055,566	564,447	—		(186,807)	—		2,433,206
Non-controlling interest in cemetery perpetual care trust investments	691,385	245,221	—		(73,129)	—		863,477
Total stockholders’ equity	1,608,858	598,162	(598,162	)(k)	—	(30,066	)(q)	1,578,792

Total	$7,670,700	$2,280,789	$(566,720)		$—	$346,086		$9,730,855

See notes to unaudited pro forma condensed combined balance sheet.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

(a)	Reflects the unaudited consolidated balance sheet of Alderwoods as of June 17, 2006. Certain line items have been reclassified to conform to SCI’s presentation.

(b)	Represents the cash purchase price plus SCI acquisition costs.

(c)	Represents an adjustment to report Alderwoods cemetery property at fair value as part of purchase accounting. The estimated fair value of Alderwoods cemetery property was $225,000 at June 17, 2006, calculated using discounted future cash flows. The carrying value of Alderwoods cemetery property was $116,096 at June 17, 2006, resulting in a total increase to cemetery property of $108,904.

(d)	Represents an adjustment to report Alderwoods property and equipment at fair value as part of purchase accounting. The estimated fair value of Alderwoods property and equipment was $619,049 at June 17, 2006, calculated using discounted future cash flows. The carrying value of Alderwoods property and equipment was $540,954 at June 17, 2006, resulting in a total increase to property and equipment of $78,095.

(e)	Represents an adjustment to conform Alderwoods accounting for the recognition of sales of undeveloped cemetery property with SCI’s historical accounting policy. Deferred cemetery revenue was increased by $6,951 and deferred charges and other assets was increased by $5,630. See note (g)(2) and (h).

(f)	Represents the additional intangible assets or adjustments to intangible assets to be recorded as a result of the acquisition, consisting of the following:

Trademarks and tradenames(1)	$39,500
Cemetery customer relationships(2)	16,400
Funeral trust preneed deferred revenue and insurance funded preneed revenue(3)	61,213
Cemetery preneed deferred revenue(4)	46,033
Water rights	5,500
Adjustment to fair value of insurance subsidiary’s in force insurance policies	(851)

$167,795

(1)	Represents the estimated value of various local trademarks and tradenames associated with funeral and cemetery locations.

(2)	Represents the estimated value of future funeral services and cemetery services derived from existing cemetery customers.

(3)	Represents the amount necessary to adjust preneed funeral trust deferred revenue for certain existing preneed funeral contracts, and insurance funded contracts to their estimated fair value.

(4)	Represents the amount necessary to adjust preneed cemetery deferred revenue for certain existing preneed cemetery contracts to their estimated fair value.

(g)	Represents the elimination of previously recorded goodwill and the addition of goodwill arising from the transaction. Goodwill was determined as follows:

Equity purchase price	$856,300
Estimated SCI acquisition costs	20,350

Aggregate purchase price	876,650

Fair value of liabilities assumed(1)	1,714,069
Fair value of assets acquired(2)	(2,345,300)

Goodwill arising from the transaction	245,419
Alderwoods historical goodwill	(295,913)

Adjustment to goodwill	$(50,494)

(1)	Represents the estimated fair value of liabilities assumed as follows:

Historical total liabilities	$1,682,627
Adjustment to fair value preneed funeral deferred revenue	(28,422)
Adjustment to fair value preneed cemetery deferred revenue (See note (h))	73,390
Adjustment to deferred income taxes (See note (i))	(29,348)
Adjustment to record certain severance obligations triggered by change of control provisions	19,560
Adjustment to other liabilities (See note (j))	(3,738)

Fair value of liabilities assumed	$1,714,069

(2)	Represents the fair value of assets acquired as follows:

Historical total assets	$2,280,789
Eliminate historical goodwill	(295,913)
Adjustment to conform recognition of sales of undeveloped cemetery property (See note (e))	5,630
Adjustment to fair value cemetery property (See note (c))	108,904
Adjustment to fair value property and equipment (See note (d))	78,095
Adjustment to fair value identifiable intangible assets (See note (f))	167,795

Fair value of assets assumed	$2,345,300

(h)	The following represents adjustments to preneed cemetery deferred revenue arising as part of purchase accounting:

Adjustment to fair value preneed cemetery deferred revenue	$66,439
Adjustment to conform recognition of sales of undeveloped cemetery property (See note (e))	6,951

Adjustment to preneed cemetery deferred revenue	$73,390

(i)	Represents an adjustment to deferred income tax liabilities as part of purchase accounting as follows:

Deferred taxes related to adjustments to the fair market value of assets acquired and liabilities assumed (See notes (c), (d), (e), (f), (g), (h) and (j))	$122,190
Elimination of valuation allowances on certain federal and state tax deferred tax assets based on the expected combined operations of Alderwoods and SCI	(125,767)
Elimination of deferred taxes related to previously recorded goodwill (See note (g))	(25,771)

$(29,348)

(j)	The following represents adjustments to other liabilities arising as part of purchase accounting:

Adjustment to reclassify certain severance obligations previously accrued	$(5,643)
Adjustment to fair value pension liability	1,905

Adjustment to other liabilities	$(3,738)

(k)	Represents the elimination of Alderwoods historical equity balances.

(l)	For purposes of the pro forma information in this prospectus, the assets to be sold pursuant to the divestitures have been reclassified on the pro forma balance sheet as assets held for sale and the results of operations of these assets have been eliminated from the pro forma statement of operations. No pro forma adjustments have been made to reflect any anticipated gain or loss from the divestitures and no adjustment has been made to reflect any earnings benefit from the reinvestment of any proceeds from the divestitures or any reduction of debt from the application of sale proceeds.

(m)	Represents net cash provided as a result of the financing transactions, offset by the use of cash to extinguish debt and pay financing costs.

Amounts to be extinguished:
Repayment of existing Alderwoods indebtedness(1)	$351,683
Repayment of SCI Senior Notes due 2009	144,500

Total amounts to be extinguished	496,183

Financing costs and transaction fees	19,875
Estimated tender premiums	25,000

Total amounts to be paid	$541,058

Debt issuance:
Notes offered in a private placement	$500,000
Credit facility	180,128
Privately placed debt securities	200,000

Total sources of cash	880,128

Total cash provided	$339,070

(1)	Excludes $6,546 of existing Alderwoods debt expected to be assumed by SCI.

(n)	Represents the adjustment to deferred charges and other assets as set forth in the table below:

Write-off of Alderwoods deferred financing costs for extinguished debt	$(7,125)
Write-off of SCI’s deferred financing costs for extinguished debt	(1,459)
Financing costs	15,600

Total adjustment to deferred charges and other assets	$7,016

(o)	Represents the increase in long-term debt as set forth in the table below:

Amounts to be extinguished:
Existing Alderwoods debt	$351,683
Existing SCI debt	134,767

Total amounts to be extinguished	486,450

Debt issuance:
Notes offered in a private placement	500,000
Credit facility	180,128
Privately placed notes	200,000

Total debt issuance	880,128

Total adjustment to long-term debt	$393,678

(p)	Represents the tax benefit related to the adjustments to stockholders’ equity for non-recurring charges directly attributable to the financing transactions (see note (q)).

(q)	The following are the adjustments to stockholders’ equity related to non-recurring charges directly attributable to the financing transactions that will occur in connection with the closing of the acquisition:

Estimated tender premiums	$25,000
Transaction fees	4,275
Write-off of SCI’s original issuance discount for extinguished debt	9,733
Write-off of Alderwoods’ deferred financing fees for extinguished debt	7,125
Write-off of SCI’s deferred financing fees for extinguished debt	1,459
Tax benefit	(17,526)

$30,066

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2005

			Adjustments		Adjustments	Adjustments
		Alderwoods	for the		for the	for the
	SCI Historical	Historical(a)	Acquisition		Divestitures(g)	Financing		Pro Forma

	(Dollars in thousands, except per share data)
Revenues	$1,715,737	$748,914	$(5,025	)(b)	$(94,251)	$—		$2,365,375
Costs and expenses	(1,417,592)	(634,395)	(7,649	)(c)	81,285	—		(1,978,351)

Gross profit	298,145	114,519	(12,674)		(12,966)	—		387,024
General and administrative expenses	(84,834)	(42,815)	7,751	(d)	—	—		(119,898)
Gains (loss) on dispositions and impairment charges, net	(26,093)	1,379	4,964	(e)	401	—		(19,349)

Operating income	187,218	73,083	41		(12,565)	—		247,777
Interest expense	(103,733)	(30,069)	—		695	(25,248	)(i)	(158,355)
Loss on early extinguishment of debt	(14,258)	—	—		—	—		(14,258)
Interest income	16,706	—	—		—	—		16,706
Other income (expense), net	2,774	4,662	(4,964	)(e)	—	—		2,472

Income from continuing operations before income taxes	88,707	47,676	(4,923)		(11,870)	(25,248)		94,342
Provision for income taxes	(33,233)	(4,815)	(12,256	)(f)	4,638 (h)	9,250	(j)	(36,416)

Income from continuing operations	$55,474	$42,861	$(17,179)		$(7,232)	$15,998		$57,926

Income from continuing operations per share:
Basic	$0.19							$0.19
Diluted	$0.18							$0.19
Average common shares outstanding:
Basic	302,213							302,213
Diluted	306,745							306,745
See notes to unaudited pro forma condensed combined statement of operations.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 2005

			Adjustments		Adjustments	Adjustments
	SCI	Alderwoods	for the		for the	for the
	Historical	Historical(a)	Acquisition		Divestitures(g)	Financing		Pro forma

	(Dollars in thousands, except per share data)
Revenues	$879,284	$360,663	$(3,776	)(b)	$(45,961)	$—		$1,190,210
Costs and expenses	(708,440)	(296,171)	(3,484	)(c)	39,106	—		(968,989)

Gross profit	170,844	64,492	(7,260)		(6,855)	—		221,221
General and administrative expenses	(42,192)	(12,346)	3,866	(d)	—	—		(50,672)
Gain (loss) on dispositions and impairment charges, net	(1,213)	1,627	5,447	(e)	(450)	—		5,411

Operating income	127,439	53,773	2,053		(7,305)			175,960
Interest expense	(51,229)	(14,528)	—		363	(13,391	)(i)	(78,785)
Loss on early extinguishment of debt	(14,258)	—	—		—	—		(14,258)
Interest income	7,950	—	—		—	—		7,950
Other (expense) income, net	(637)	5,843	(5,447	)(e)	—	—		(241)

Income from continuing operations before income taxes	69,265	45,088	(3,394)		(6,942)	(13,391)		90,626
Provision for income taxes	(27,073)	(18,193)	1,592	(f)	2,716 (h)	4,907	(j)	(36,051)

Income from continuing operations	$42,192	$26,895	$(1,802)		$(4,226)	$(8,484)		$54,575

Income from continuing operations per share:
Basic	$0.14							$0.18
Diluted	$0.14							$0.17
Average common shares outstanding:
Basic	307,896							307,896
Diluted	311,986							311,986
See notes to unaudited pro forma condensed combined statement of operations.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 2006

			Adjustments		Adjustments	Adjustments
		Alderwoods	for the		for the	for the
		Historical(a)	Acquisition		Divestitures(g)	Financing		Pro Forma
	SCI Historical
	(Dollars in thousands, except per share data)
Revenues	$873,143	$354,261	$(531	)(b)	$(46,028)	$—		$1,180,845
Costs and expenses	(702,399)	(295,410)	(2,495	)(c)	38,961	—		(961,343)

Gross profit	170,744	58,851	(3,026)		(7,067)	—		219,502
General and administrative expenses	(42,929)	(32,557)	5,118	(d)	—	—		(70,368)
Gain (loss) on dispositions and impairment charges, net	(7,391)	—	(80	)(e)	(99)	—		(7,570)

Operating income	120,424	26,294	2,012		(7,166)	—		141,564
Interest expense	(53,337)	(12,949)	—		378	(14,337	)(i)	(80,245)
Interest income	12,763	—	—		—	—		12,763
Other income (expense), net	4,046	(129)	80	(e)	—	—		3,997

Income from continuing operations before income taxes	83,896	13,216	2,092		(6,788)	(14,337)		78,079
Provision for income taxes	(31,282)	(7,318)	285	(f)	2,685 (h)	5,253	(j)	(30,377)

Income from continuing operations	$52,614	$5,898	$2,377		$(4,103)	$(9,084)		$47,702

Income from continuing operations per share:
Basic	$0.18							$0.16
Diluted	$0.18							$0.16
Average Common Shares outstanding:
Basic	293,580							293,580
Diluted	297,784							297,784
See notes to unaudited pro forma condensed combined statement of operations.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(a)	Alderwoods historical information is derived from: (1) the audited consolidated statement of operations for the fifty-two weeks ended December 31, 2005; (2) the unaudited consolidated statement of operations for the twenty-four weeks ended June 18, 2005; and (3) the unaudited consolidated statement of operations for the twenty-four weeks ended June 17, 2006. Certain of Alderwoods’ line items have been reclassified to conform to SCI’s presentation.

(b)	The table below sets forth adjustments to revenue arising from the acquisition:

		Six Months	Six Months
	Year Ended	Ended	Ended
	December 31,	June 30,	June 30,
	2005	2005	2006

	(Dollars in thousands)
Preneed funeral contracts(1)	(5,754)	(2,766)	(3,188)
Preneed cemetery contracts(2)	1,521	664	752
Cemetery revenue from the sale of unconstructed property(3)	(792)	(1,674)	1,905

Adjustment to revenue	$(5,025)	$(3,776)	$(531)

(1)	Represents a net adjustment for the amortization of (i) the associated intangible asset, and (ii) the fair value adjustment to funeral trust funded preneed deferred revenue.

(2)	Represents a net adjustment for the amortization of (i) the associated intangible asset, and (ii) the fair value adjustment to cemetery preneed deferred revenue.

(3)	Represents an adjustment to conform Alderwoods accounting for the recognition of sales of undeveloped cemetery property with SCI’s historical accounting policy.

(c)	The table below sets forth adjustments to costs and expenses arising from the acquisition:

		Six Months	Six Months
	Year Ended	Ended	Ended
	December 31,	June 30,	June 30,
	2005	2005	2006

	(Dollars in thousands)
Depreciation expense(1)	$6,684	$3,271	$3,726
Intangible amortization expense(2)	(3,910)	(1,955)	(1,955)
Pension expense(3)	(415)	(208)	47
Cemetery costs from the sale of unconstructed property(4)	(67)	434	(600)
Cemetery property cost of sales(5)	(9,941)	(5,026)	(3,713)

Adjustment to costs and expenses	$(7,649)	$(3,484)	$(2,495)

(1)	Represents a net adjustment to record depreciation expense over a weighted average estimated remaining useful life of 30 years, reflecting the adjusted fair value of Alderwoods’ property and equipment.

(2)	Represents an adjustment to record the amortization of intangible assets recorded as a result of the acquisition. The cemetery customer relationships and the funeral insurance funded preneed revenue are being amortized over an estimated useful life of ten years. The trademark, tradename, water rights and insurance in force intangibles are considered to have an indefinite life and are not subject to amortization; rather, such assets would be subject to annual tests for impairment. The intangible assets associated with funeral trust funded preneed deferred revenue and cemetery preneed deferred revenue are amortized relative to the recognition of preneed revenue and included in note (b(1)) and (b(2)).

(3)	Represents a net adjustment to conform Alderwoods’ accounting policy for gains and losses on its pension plan assets and obligations to SCI’s historical accounting policy.

(4)	Represents an adjustment to conform Alderwoods’ accounting for the recognition of sales of undeveloped cemetery property with SCI’s historical accounting policy.

(5)	Represents a net adjustment to record cemetery property cost of sales at the adjusted fair value of Alderwoods cemetery property.

(d)	Represents an adjustment to eliminate compensation expense for certain officers for whom severance costs have been recorded on the pro forma balance sheet.

(e)	Represents the reclassification of gains and losses from dispositions to conform to SCI’s historical presentation.

(f)	The pro forma adjustments to income tax reflect the statutory federal, state and foreign income tax impact of the pro forma adjustments related to the Alderwoods acquisition (see notes (b), (c), (d) and (e)) and the effects of purchase accounting.

(g)	For purposes of the pro forma information in this prospectus, the assets to be sold pursuant to the divestitures have been reclassified on the pro forma balance sheet as assets held for sale and the results of operations of these assets have been eliminated from the pro forma statement of operations. No pro forma adjustments have been made to reflect any anticipated gain or loss from the divestitures and no adjustment has been made to reflect any earnings benefit from the reinvestment of any proceeds from the divestitures or any reduction of debt from the application of sale proceeds.

(h)	Represents the statutory federal, and state income tax impact attributable to the operations to be divested.

(i)	The table below sets forth adjustments to interest expense resulting from the extinguishment of debt and issuance of new debt:

		Six Months	Six Months
	Year Ended	Ended	Ended
	December 31,	June 30,	June 30,
	2005	2005	2006

Interest expense on new borrowings:
Senior notes due 2014 offered hereby(1)	$18,438	$9,219	$9,219
Senior notes due 2018 offered hereby(2)	19,063	9,531	9,531
New senior credit facility
Term loan(3)	11,100	5,550	5,550
Revolving credit facility(4)	2,227	1,114	1,114
Private placement debt securities(5)	14,800	7,400	7,400
Amortization of deferred financing costs(6)	$1,843	$902	$975

Total interest expense on new borrowings	$67,471	$33,716	$33,789

Less: historical interest expense and related amortization of deferred financing costs on extinguished borrowings:
Alderwoods	$29,221	$13,824	$12,951
SCI	13,002	6,501	6,501

Total historical interest expense and related amortization of deferred financing costs on extinguished borrowings	$42,223	$20,325	$19,452

Adjustment to interest expense	$25,248	$13,391	$14,337

(1)	Represents interest on our new senior notes due 2014, which is calculated as follows:

		Six Months	Six Months
	Year Ended	Ended	Ended
	December 31,	June 30,	June 30,
	2005	2005	2006

Outstanding balance	$250,000	$250,000	$250,000
Interest rate	7.375%	7.375%	7.375%
Portion of year outstanding	100%	50%	50%

Calculated interest	$18,438	$9,219	$9,219

(2)	Represents interest on our new senior notes due 2018, which is calculated as follows:

		Six Months	Six Months
	Year Ended	Ended	Ended
	December 31,	June 30,	June 30,
	2005	2005	2006

Outstanding balance	$250,000	$250,000	$250,000
Interest rate	7.625%	7.625%	7.625%
Portion of year outstanding	100%	50%	50%

Calculated interest	$19,063	$9,531	$9,531

(3)	Represents interest on our new term loan, which is calculated as follows:

		Six Months	Six Months
	Year Ended	Ended	Ended
	December 31,	June 30,	June 30,
	2005	2005	2006

Estimated outstanding balance	$150,000	$150,000	$150,000
Assumed interest rate-3 month LIBOR (5.4% on September 13, 2006) plus 2.00%	7.40%	7.40%	7.40%
Portion of year outstanding	100%	50%	50%

Calculated interest	$11,100	$5,550	$5,550

An increase or decrease of 25 basis points in interest rate would result in an interest expense increase or decrease of	$375	$188	$188

(4)	Represents interest on our new revolving facility, which is calculated as follows:

		Six Months	Six Months
	Year Ended	Ended	Ended
	December 31,	June 30,	June 30,
	2005	2005	2006

Estimated outstanding balance	$30,100	$30,100	$30,100
Assumed interest rate-3 month LIBOR (5.4% on September 13, 2006) plus 2.00%	7.40%	7.40%	7.40%
Portion of year outstanding	100%	50%	50%

Calculated interest	$2,227	$1,114	$1,114

An increase or decrease of 25 basis points in interest rate would result in an interest expense increase or decrease of	$75	$38	$38

(5)	Represents interest on our private placement debt securities, which is calculated as follows:

		Six Months	Six Months
	Year Ended	Ended	Ended
	December 31,	June 30,	June 30,
	2005	2005	2006

Estimated outstanding balance	$200,000	$200,000	$200,000
Assumed interest rate-3 month LIBOR (5.4% on September 13, 2006) plus 2.00%	7.40%	7.40%	7.40%
Portion of year outstanding	100%	50%	50%

Calculated interest	$14,800	$7,400	$7,400

An increase or decrease of 25 basis points in interest rate would result in an interest expense increase or decrease of	$500	$250	$250

(6)	Represents amortization of deferred financing costs over the term of the new financing arrangements.

(j)	Represents the statutory federal, and state income tax impact of the adjustment to interest expense (see note (h)).
SUPPLEMENTARY FINANCIAL INFORMATION
      The supplementary data specified by Item 302 of Regulation S-K as it relates to SCI’s quarterly data is included in Note 22 to the consolidated financial statements of SCI included in this prospectus. The supplementary data specified by Item 302 of Regulation S-K as it relates to Alderwoods’ quarterly data is included in Note 23 to the consolidated financial statements of Alderwoods included in this prospectus.
RATIO OF EARNINGS TO FIXED CHARGES OF SCI
(In thousands, except ratio amounts)

	Six Months
	Ended June 30,		Years Ended December 31,

	2006	2005	2005	2004	2003	2002	2001

Ratio (earnings divided by fixed charges)	2.47	2.16	1.73	1.81	1.60	A	A

A.	During the years ended December 31, 2002 and 2001, the ratio coverage was less than 1:1. In order to achieve a coverage of 1:1, the Company would have had to generate additional income from continuing operations before income taxes and cumulative effect of accounting changes of $128,922 and $393,356 for the years ended December 31, 2002 and 2001, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
      The following discussion and analysis should be read in conjunction with and is qualified in its entirety by reference to the consolidated financial statements and related notes of SCI and Alderwoods included elsewhere in this prospectus. Except for historical information, the discussion in this section contains forward-looking statements that involve risks and uncertainties, including, but not limited to, those described in the “Risk factors” section of this prospectus. Future results could differ materially from those discussed below. See the discussion under the caption “Cautionary Statements Regarding Forward-Looking Statements”.
      On April 2, 2006, SCI executed a definitive merger agreement pursuant to which, subject to the terms and conditions set forth therein, it expects to acquire all outstanding shares of Alderwoods Group, Inc., or Alderwoods. We refer to the acquisition and the related transactions, including the issuance of notes offered in a private placement, the issuance of debt securities in a private placement, the borrowings under our new senior credit facility, the repayment of certain existing indebtedness of SCI and Alderwoods and the divestitures, collectively as the “transactions.” The transactions do not include the exchange offer that is the subject of this prospectus. The following discussion and analysis of our financial condition and results of operations covers periods prior to the consummation of the acquisition. Accordingly, the discussion and analysis of historical periods does not reflect the significant impact that the acquisition will have on us, including significantly increased leverage.
      For purposes of this prospectus, unless the context otherwise indicates or as otherwise indicated, the term:

•	“SCI” refers to Service Corporation International and its subsidiaries prior to the acquisition;

•	“Alderwoods” refers to the Alderwoods Group, Inc. and its subsidiaries; and

•	the “Company,” “us,” “we,” “our,” or “ours” refer to SCI, together with its subsidiaries, including Alderwoods, immediately after giving effect to the transactions.
Overview
      We are North America’s leading provider of deathcare products and services, with a network of funeral homes and cemeteries unequalled in geographic scale and reach. We hold leading positions in each of the U.S. and Canada and, giving pro forma effect to the acquisition, we estimate that we represented approximately 14% of the funeral and cemetery services business in North America based on 2005 industry revenues, which was approximately five times the share of our next largest North American competitor.
      On April 2, 2006, SCI entered into a definitive merger agreement pursuant to which it expects to acquire Alderwoods for $20.00 per share in cash, resulting in a total purchase price of approximately $1.2 billion, which includes the refinancing of approximately $351.7 million and the assumption of $6.5 million of Alderwoods’ debt. Upon completion of the acquisition, we intend to focus on the near-term reduction of our outstanding indebtedness to our long-term target levels. Through the application of operating cash flow and proceeds from asset sales to retire pre-payable debt, we expect to reduce our outstanding debt to approximately $1.7 billion within the next several years.
      Our strategy to deliver profitable growth is supported by three structural components, and the acquisition of Alderwoods is consistent with each of those components:

•	Approach business by customer category — the acquisition provides increased exposure to key demographic and customer segments.

•	Utilize scale and drive operating discipline — the acquisition provides additional economies of scale.

•	Manage the footprint — the acquisition provides an increased presence across North America.

      We derive a majority of our revenues from the sale of funeral related merchandise and services. Funeral merchandise includes caskets, burial vaults, cremation receptacles, flowers, and other ancillary products. Funeral services include preparation and embalming, cremation, and the use of funeral facilities and vehicles, as well as assisting customers with many of the legal and administrative details related to funerals. Funeral revenues also include revenues generated by our wholly owned subsidiary, Kenyon International Emergency Services (Kenyon), which provides disaster management services in mass fatality incidents. Revenues and gross profits associated with Kenyon are subject to significant variation due to the nature of its operations. On a pro forma basis giving effect to the transactions, revenues generated from the sale of funeral related merchandise and services were $1.6 billion or 66.6% of total net revenues for the fiscal year ended December 31, 2005 and $781.6 million or 66.2% of total net revenues for the six months ended June 30, 2006. We sell a significant portion of our funeral services on a preneed basis, whereby a customer contractually agrees to the terms of a funeral to be performed in the future. On a pro forma basis giving effect to the transactions, approximately $463.3 million or 29.4% of our total funeral revenues in the fiscal year ended December 31, 2005 and approximately $231.7 million or 29.6% of our total funeral revenues in the six months ended June 30, 2006 were made on a preneed basis in prior periods.
      We also generate revenue from the sale of cemetery related property, merchandise and services. Our cemeteries sell cemetery property interment rights including lots, mausoleum spaces, lawn crypts, and spaces in cremation gardens. Our cemeteries also perform interment services (primarily merchandise installation and burial openings and closings) and provide management and maintenance of cemetery grounds. Cemetery merchandise includes items such as stone and bronze memorials, burial vaults, and casket and cremation memorialization products. On a pro forma basis giving effect to the transactions, revenues generated from the sale of cemetery related property, merchandise, and services were $695.2 million or 29.4% of total net revenues for the fiscal year ended December 31, 2005 and $353.0 million or 29.9% of total net revenues for the six months ended June 30, 2006. Cemetery sales are also often made on a preneed basis. On a pro forma basis giving effect to the transactions, approximately $360.4 million or 51.9% of our total cemetery revenues in the fiscal year ended December 31, 2005 and approximately $176.9 million or 50.1% of our total cemetery revenues in the six months ended June 30, 2006 were made on a preneed basis in prior periods.
      Alderwoods’ insurance company sells a variety of insurance products, primarily for the funding of preneed funerals. On a pro forma basis giving effect to the transactions, revenues generated from the sale of insurance products were $95.0 million or 4.0% of total net revenues for the fiscal year ended December 31, 2005 and $46.3 million or 3.9% of total net revenues for the six months ended June 30, 2006.
      At June 30, 2006, on a pro forma basis giving effect to the transactions, we owned and operated 1,438 funeral homes and 235 cemeteries in 46 states, eight Canadian provinces, the District of Columbia, and Puerto Rico. In 2005, on a pro forma basis giving effect to the transactions, $2.3 billion or 99.5% of our net sales were generated in North America. With the acquisition of Alderwoods, we gain entry into five new states in the U.S. and assume the leading position in Canada. We plan to continue to focus our growth in the future on building an increased presence across North America.
      At June 30, 2006, on a pro forma basis giving effect to the transactions, we owned 243 funeral home/cemetery locations in which a funeral home is physically located within or adjoining a cemetery operation. Combination operations allow certain facility, personnel and equipment costs to be shared between the funeral home and cemetery. Combination locations also create synergies between funeral and cemetery sales personnel and give families added convenience to purchase both funeral and cemetery products and services at a single location. With the acquisition of Alderwoods, we will acquire Rose Hills, which is the largest combination operation in the U.S., performing approximately 5,000 funerals and 9,000 interments per year.
      We recognize sales of merchandise and services when the merchandise is delivered or the service is performed. Sales of cemetery interment rights are recognized when a minimum of 10% of the sales price has been collected and the property has been constructed or is available for interment.

      Primary costs associated with our funeral service locations include labor costs, facility costs, vehicle costs, and cost of merchandise. Primary costs associated with our cemeteries include labor costs, selling costs, cost of merchandise (including cemetery property), and maintenance costs.
Expected Cost Savings Resulting from the Alderwoods Acquisition
      Based on current estimates and assumptions, we expect to achieve significant cost savings and other synergies as a result of the Alderwoods acquisition, principally through the elimination of duplicate information technology systems and infrastructure, duplicate accounting, finance, legal and other systems, overlapping management, and duplicate executive and public company costs, as well as through increased purchasing scale. We expect that these cost savings will have significant effects on our results of operations that are not reflected in the unaudited pro forma combined financial information included in this prospectus.
      We have developed a detailed integration plan and established integration teams of employees at both SCI and Alderwoods to implement this plan after closing. These teams will work under the direct supervision of integration leaders, which includes several senior executives that have been designated with the responsibility for developing and supervising the implementation of the integration plan. We believe that the compatibility of SCI’s and Alderwoods’ systems and infrastructure will help to minimize integration risk. For example, both companies use the same point-of-sale software.
      Based on current estimates and assumptions, and excluding one-time cash integration costs of approximately $60 million (which does not include financing fees and other related transaction costs), of which we expect to incur approximately $30 to $35 million during 2006 and the remainder during 2007, we expect to achieve annual pretax cost savings of approximately $60 to $70 million within eighteen months of closing the acquisition, with approximately $15 million of such savings realized within twelve months of closing. The amounts are measured relative to actual costs incurred by Alderwoods in 2005. These estimated cost savings are comprised of the following:

Estimated Annual
Cost Savings

(Dollars in millions)
Duplicate systems and infrastructure(a)	$35
Management structure duplication(b)	$15
Public company and redundant corporate costs(c)	$15

(a)	Duplicate IT systems and administrative overhead.

(b)	Overlapping management and other management restructuring initiatives.

(c)	Redundant director fees and expenses, auditor fees, finance, accounting, human resources, and legal costs.
      In addition to the $60 to $70 million of cost savings already identified, we believe there is potential for additional cost saving synergies primarily in the areas of purchasing (primarily caskets) and in the combined company’s management and sale structure approach.
      The foregoing cost savings and synergies are based on estimates and assumptions made by us that are inherently uncertain, though considered reasonable by us. Our expected cost savings and synergies are subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond our control. As a result, there can be no assurance that any such cost-savings or synergies will be achieved. See “Risk factors — Risks Related to the Acquisition of Alderwoods.”

Factors Affecting Our Results of Operations

Acquisition of Alderwoods
      The acquisition of Alderwoods will have a significant impact on our operations. In addition to the effect of including Alderwoods’ business in our results after the acquisition is completed, we expect to achieve significant cost-savings and other synergies as a result of the Alderwoods acquisition. Based on current estimates and assumptions, we expect to achieve annual pretax cost savings of approximately $60 to $70 million within eighteen months of closing. We will incur one-time integration and other related costs of approximately $60 million (which does not include financing fees and other related transaction costs) of which we expect to incur $30 to $35 million during 2006 and the remainder during 2007. In connection with the acquisition and related financings, we will incur estimated transaction costs of $40.2 million. We will be more highly leveraged and after giving effect to the transactions, our interest expense will increase by approximately $30.4 million per year. See the discussion above for further information regarding synergies and costs associated with our acquisition of Alderwoods.

Demographic Factors
      More than 70% of all deaths in the United States occur at age 65 and older. In 2004 people aged 65 and older constituted 12% of the population, according to the U.S. Census Bureau; the U.S. Census Bureau projects that by 2020 the number of Americans aged 65 and older will exceed 16% of the population. We believe these demographic trends will produce a growing demand for our services.
      Nevertheless, the number of annual deaths in North America is expected to remain relatively constant for at least another decade because of healthier lifestyles and improved medical care.
      In 2003 life expectancy in the United States reached 77.6 years, compared with 74.6 years in 1983, according to the National Center for Health Statistics. Therefore, our near-term strategies do not anticipate any increase in the number of deaths. Rather, they are designed to increase volume and profitability at existing businesses.

Average Revenue per Funeral Service
      Average revenue per funeral service is a primary driver of our funeral revenues. We calculate average revenue per funeral service by dividing funeral revenue (excluding general agency (GA) revenue, which are commissions we receive from third-party insurance companies when our customers purchase insurance contracts from them, and Kenyon revenue) by the number of funeral services performed during the period. SCI’s comparable average revenue per funeral service totaled $4,316 in fiscal 2004, $4,410 in fiscal 2005, and $4,669 during the six months ended June 30, 2006. The improvement in SCI’s average revenue per funeral service is due, in part, to strategic plans initiated in 2005 and 2006 related to pricing and customer segmentation. Over the last twelve months, SCI has realigned its pricing away from its product offerings to its service offerings, concentrating on those areas where its customers believe the most value is added. In early 2006, as a result of its customer segmentation strategy, SCI exited certain activities that generated very low margins. These initiatives, while reducing funeral case volume, have generated significant improvements in both average revenue per funeral service and gross margin. We expect these improvements to continue in the future as we continue to exit other markets and redeploy our resources to more profitable areas. Alderwoods’ comparable average revenue per funeral service totaled $4,036 in fiscal 2004, $4,160 in fiscal 2005 and $4,294 during the twenty four weeks ended June 17, 2006.

Divestitures
      SCI has received over $1.9 billion in asset sale proceeds since 2000, divesting over 2,700 funeral homes and cemeteries. These divestitures included SCI’s operations in Europe and South America as well as underperforming businesses in North America. The majority of these transactions were sales of companies with multiple operating locations. Alderwoods has received over $228 million in asset sale proceeds since 2002, divesting over 250 funeral homes and cemeteries and its non-strategic home service insurance company.
      SCI expects to execute a consent order with the staff of the FTC in connection with the acquisition, which will identify certain properties the FTC will require us to divest as a result of the acquisition. The consent order will be subject to approval by the FTC commissioners, which approval is a condition to the consummation of the acquisition. No final agreement has been reached with any third party concerning the sale of any such assets. We believe the divestiture of these assets, together with the divestiture of other SCI assets that we have identified for sale, will generate proceeds of approximately $200 million in the near future, which we expect to use to repay debt. There can be no assurance that the divestitures described above will be consummated, or if consummated will generate the proceeds described above. For purposes of the pro forma information in this prospectus the assets to be sold pursuant to the divestitures have been reclassified on the pro forma balance sheet as assets held for sale and the results of operations of these assets have been eliminated from the pro forma statement of operations. No pro forma adjustments have been made to reflect any anticipated gain or loss from the divestitures and no adjustment has been made to reflect any earnings benefit from the reinvestment of any proceeds from the divestitures or any reduction of debt from the application of sales proceeds. In addition, after completion of the acquisition, we intend to undertake a comprehensive review of all our integrated operations and we believe there may be further asset sales in the next six to 18 months.
     Preneed Production and Maturities
      In addition to selling our products and services to client families at the time of need, we sell price guaranteed preneed funeral and cemetery trust contracts which provide for future funeral or cemetery services and merchandise. Since preneed funeral and cemetery services or merchandise will not be provided until some time in the future, most states and provinces require that all or a portion of the funds collected from customers on preneed funeral and cemetery contracts be paid into trusts until the merchandise is delivered or the service is performed. In certain situations, where permitted by state or provincial laws, we post a surety bond as financial assurance for a certain amount of the preneed funeral or cemetery contract in lieu of placing funds into trust accounts.
      The following table reflects our North America backlog of trust funded deferred preneed funeral and cemetery contract revenues including amounts related to Non-controlling interest in funeral and cemetery trusts at December 31, 2005 on a combined historical basis. Additionally, we have reflected our North America backlog of unfulfilled insurance-funded contracts (not included in our consolidated balance sheet) and total North America backlog of preneed funeral contract revenues at December 31, 2005. The backlog amounts presented are reduced by an amount that we believe will cancel before maturity based on our historical experience.
      The table also reflects our North America trust funded preneed funeral and cemetery receivables and trust investments associated with our backlog of trust funded deferred preneed funeral and cemetery contract revenues, net of an estimated cancellation allowance, on a combined historical basis
      We believe that the table below is meaningful because it sets forth the aggregate amount of future revenues we expect to recognize as a result of preneed sales, on a combined historical basis, as well as the amount of assets associated with those revenues. Because the future revenues exceed the asset amounts, our future revenues will exceed the amount of cash actually received when the revenues are generated.

As of December 31, 2005	SCI	Alderwoods	Total

	(Dollars in millions)
Backlog of trust funded deferred preneed funeral revenues	$1,495.5	$355.2	$1,850.7
Backlog of third-party insurance funded preneed funeral revenues	2,092.1	657.0	2,749.1
Backlog of subsidiary insurance funded preneed funeral revenues	—	331.6	331.6

Total backlog of preneed funeral revenues	$3,587.6	$1,343.8	$4,931.4

Assets associated with backlog of trust funded deferred preneed funeral revenues, net of estimated allowance for cancellation	$1,158.7	$341.4	$1,500.1
Insurance policies associated with insurance funded deferred preneed funeral revenues, net of estimated allowance for cancellation	2,092.1	988.6	3,080.7

Total assets associated with backlog of preneed funeral revenues	$3,250.8	$1,330.0	$4,580.8

Backlog of deferred cemetery revenues	$1,644.5	$282.8	$1,927.3
Assets associated with backlog of deferred cemetery revenues, net of estimated allowance for cancellation	$1,157.4	$314.7	$1,472.1
      The market value of funeral and cemetery trust investments was based primarily on quoted market prices at December 31, 2005. The difference between the backlog and asset amounts represents the contracts for which we have posted surety bonds as financial assurance in lieu of trusting, the amounts collected from customers that were not required to be deposited to trust or bonded and allowable cash distributions from trust assets. The table also reflects the amounts expected to be received from insurance companies through the assignment of policy proceeds related to insurance funded funeral contracts. For additional information regarding preneed production and maturities, see “— Critical Accounting Policies” below.
     The Trend Toward Cremation
      In the deathcare industry, there has been a growing trend in the number of cremations performed in North America as an alternative to traditional funeral service dispositions. We believe this presents a significant opportunity for our company, especially since research shows that most people who choose cremation do so for reasons unrelated to cost. We have been a leading provider of cremation services in North America, with cremation representing approximately 37%, 38% and 39% of our funeral services in 2003, 2004 and 2005, respectively, after giving pro forma effect to the transactions. While cremation has traditionally resulted in lower gross profits because it reduces casket sales and because many customers who choose cremation may also decide against purchasing cemetery property, we believe we can improve revenue and profit trends associated with cremation services by realigning our pricing model and offering better and more personalized products and services.
Other Matters
     SEC Comment Letters
      The Staff of the Securities and Exchange Commission (“Staff”) issued a letter (“Comment Letter”) to SCI dated April 19, 2006, commenting on certain aspects of its initial Annual Report on Form 10-K for the year ended December 31, 2005. The Staff requested and SCI provided information regarding the treatment of certain accounting issues. SCI believes that all of the issues raised in the Comment Letter were appropriately addressed, including one deathcare industry-wide issue related to the reporting of trust-related cash flow activities that is still under review by the Staff, as discussed below, and SCI has included required disclosures in this prospectus or will include in future filings to the extent necessary as a result of the SEC’s comments.
      SCI received follow-up letters from the Staff dated May 19, 2006 and August 8, 2006 requesting additional information on one matter related to its reporting of trust-related activities in its consolidated statement of cash flows. The Staff requested additional information regarding the treatment of preneed funeral and cemetery merchandise and services trust and cemetery perpetual care trust activity in SCI’s consolidated statement of cash flows. SCI has responded to the Staff’s request for additional information. To the best of SCI’s knowledge, this issue remains unresolved with the Staff. Although SCI believes that its consolidated statement of cash flows is properly presented, there can be no assurance that the Staff will agree with SCI’s current presentation.
      The Staff issued a Comment Letter to Alderwoods dated May 16, 2006, commenting on certain aspects of its Annual Report on Form 10-K for the fifty-two weeks ended December 31, 2005 and its Form 10-Q for the fiscal quarter ended March 25, 2006. The Staff requested and Alderwoods provided, in response letters dated June 16, 2006 and June 23, 2006, information regarding the treatment of certain accounting issues. Alderwoods believes that all of the issues raised in the Comment Letter were appropriately addressed, including the industry-wide issue related to the reporting of trust-related cash flow activities discussed above. Although Alderwoods believes that its consolidated statement of cash flows is properly presented, there can be no assurance that the Staff will agree with Alderwoods’ current presentation.
     SCI Restatement
      In August 2006, SCI restated its previously issued consolidated financial statements as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, as well as its unaudited quarterly financial data for each of the interim periods of 2005 and 2004. The restatement corrected errors related to (1) the miscalculation of SCI’s actuarially determined pension benefit obligation, (2) the accounting for certain leases related to funeral home properties which were previously accounted for as operating leases but should have been accounted for as capital leases, and (3) other out-of-period adjustments previously identified by SCI but deemed to be not material either individually or in the aggregate. For additional information regarding the restatement, see note two to SCI’s annual financial statements included elsewhere in this prospectus.
Results of Operations
SCI

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005

Management Summary
      Key highlights for the six months ended June 30, 2006 included:

•	SCI’s announcement, on April 3, 2006, of the execution of the acquisition agreement;

•	a 3.1% increase in 2006 comparable funeral and cemetery revenue over the same period in 2005;

•	an 8.0% increase in comparable average revenue per funeral service compared to the first half of 2005, which helped to offset a 5.5% decline in comparable funeral services performed;

•	SCI’s receipt and recognition of $7.9 million, or $4.8 million after tax ($0.02 per diluted share), in cemetery endowment care trust fund income as a result of the resolution of disputes over ownership rights to the funds;

•	the April 2006 and August 2006 approval by SCI’s Board of Directors of a regular quarterly dividend; and

•	the repurchase of 3.4 million shares of SCI common stock in the second quarter of 2006.

Results of Operations
      In the first half of 2006, SCI reported net income of $52.4 million or $0.18 per diluted share. These results were impacted by net losses on dispositions and impairment charges of $6.7 million after tax ($0.02 per diluted share).

      In the first half of 2005, SCI reported a net loss of $141.1 million or $0.45 per diluted share. These results were impacted by accounting changes of $187.5 million after tax, losses on the early extinguishment of debt of $9.3 million after tax, and after tax net losses on dispositions and impairment charges of $3.7 million. During the first half of 2005, discontinued operations produced $4.3 million of earnings.

Actual Versus Comparable Results

Six Months Ended June 30, 2006 and 2005
      The table below reconciles SCI’s GAAP results to its comparable, or “same store,” results for the six months ended June 30, 2006 and 2005. For purposes of the table below, SCI defines comparable operations (or same store operations) as those involving locations which were owned for the entire period beginning January 1, 2005 and ending June 30, 2006. The following tables present operating results for SCI funeral and cemetery locations that were owned by SCI throughout this period.

		Less:
		Activity	Less:
		Associated with	Activity
		Acquisition/	Associated with
Six Months Ended June 30, 2006	Actual	New Construction	Dispositions	Comparable

	(Dollars in millions)
North America
Funeral revenue	$576.7	$0.8	$4.2	$571.7
Cemetery revenue	290.5	0.7	0.9	288.9

	867.2	1.5	5.1	860.6
Other foreign
Funeral revenue	5.9	—	(0.1)	6.0

Total revenues	$873.1	$1.5	$5.0	$866.6

North America
Funeral gross profits	$116.6	$0.3	$(1.1)	$117.4
Cemetery gross profits	52.9	—	(0.7)	53.6

	169.5	0.3	(1.8)	171.0
Other foreign
Funeral gross profits	1.2	—	(0.1)	1.3

Total gross profit	$170.7	$0.3	$(1.9)	$172.3

		Less: Activity
		Associated with
Six Months Ended June 30, 2005	Actual	Dispositions	Comparable

	(Restated)		(Restated)
	(Dollars in millions)
North America
Funeral revenue	$598.1	$28.8	$569.3
Cemetery revenue	275.2	10.2	265.0

	873.3	39.0	834.3
Other foreign
Funeral revenue	6.0	—	6.0

Total revenues	$879.3	$39.0	$840.3

North America
Funeral gross profits	$130.1	$3.3	$126.8
Cemetery gross profits	40.0	(0.1)	40.1

	170.1	3.2	166.9
Other foreign
Funeral gross profits	0.7	—	0.7

Total gross profit	$170.8	$3.2	$167.6

      The following table provides the data necessary to calculate SCI’s comparable average revenue per funeral service in North America for the six months ended June 30, 2006 and 2005. SCI calculates average revenue per funeral service by dividing adjusted comparable North America funeral revenue by the comparable number of funeral services performed in North America during the period. In calculating average revenue per funeral service, SCI excludes GA revenues and revenues from its Kenyon subsidiary in order to avoid distorting its funeral case volume averages.

	Six Months Ended
	June 30,

	2006	2005

		(Restated)
	(Dollars in millions,
	except average revenue
	per funeral service)
Comparable North America funeral revenue	$571.7	$569.3
Less: GA revenues(1)	16.7	13.8
Kenyon revenues(2)	1.9	13.4

Adjusted Comparable North America funeral revenue	$553.1	$542.1

Comparable North America funeral services performed:
Preneed	40,073	41,341
Atneed	78,384	84,026

Total	118,457	125,367

Comparable North America average revenue per funeral service:
Preneed	$4,516	$4,244
Atneed	4,748	4,363
Total	4,669	4,324

(1)	GA revenues are commissions we receive from third-party insurance companies when customers purchase insurance contracts from such third-party insurance companies to fund funeral services and merchandise at a future date.

(2)	Kenyon is SCI’s disaster response subsidiary that engages in mass fatality and emergency response services. Revenues and gross profits associated with Kenyon are subject to significant variation due to the nature of its operations.
      Preneed average revenues in the above table represent average comparable revenues recognized for funeral services performed during the six months ended June 30, 2006 pursuant to preneed contractual arrangements made prior to the time of death and, therefore, previously reflected as Deferred preneed funeral revenues.
Funeral results

Consolidated Funeral Revenue
      Consolidated revenues from funeral operations were $582.6 million in the first half of 2006 compared to $604.1 million in the first half of 2005. Higher average revenue per funeral service and an increase of floral revenues of approximately $6.2 million were more than offset by a decline in funeral services performed. This decline was primarily attributable to a decrease in funeral properties as a result of SCI’s efforts to dispose of non-strategic locations. SCI also believes the decline reflects a decrease in the number of deaths. Additionally, Kenyon’s revenue fell $11.5 million from $13.4 million to $1.9 million, as Kenyon was not involved in any mass fatality incidents in the first half of 2006.

Comparable Funeral Revenue
      North America comparable funeral revenue increased $2.4 million in the first half of 2006 compared to the first half of 2005 reflecting higher average revenue per funeral service and an increase of floral revenues. GA revenue increased $2.9 million, or 21.0%, in the first half of 2006 as a result of a shift in the types of insurance contracts sold. These improvements were partially offset by a decline in comparable funeral volume coupled with the $11.5 million decrease in Kenyon’s revenue, as Kenyon was not involved in any mass fatality incidents in the first half of 2006.

Funeral Case Volume
      The overall success of SCI’s strategic pricing initiative was partially offset by a 5.5% decrease in comparable funeral volume in the first half of 2006 compared to the first half of 2005. SCI believes this decline reflects a decrease in the number of deaths within the markets where it competes due, in part, to an unusually warm winter season in the first quarter of 2006. The decline in deaths was particularly pronounced in the Northeast United States where SCI has a high concentration of operations. Also impacting the decline in volume were certain local business decisions to exit unprofitable business relationships and activities. SCI will continue to evaluate existing relationships and may ultimately choose to exit certain relationships as it maintains focus on its strategy. The cremation rate was 41.3% in the first half of 2006 compared to 40.7% in the same period of 2005.

Average Revenue per Funeral
      Despite a 60 basis point increase in cremation rates, SCI’s focus on strategic pricing and aligning its resources with its customer segmentation strategy over the preceding twelve months resulted in an increase in comparable average revenue per funeral service of 8.0%, or $345 per funeral service (approximately 6.6% or $283 per service excluding a floral revenue increase) over the prior year. Over the past year, SCI has realigned its pricing away from product offerings to its service offerings, reflecting its competitive advantage and concentrating on those areas where SCI’s customers believe SCI adds the most value. As a result of the communication of SCI’s future customer segmentation strategy in the fall of 2005, SCI also made local strategic business decisions to exit certain relationships that generated very low gross margin percentages. These initiatives, while reducing SCI’s funeral cash volumes, have generated significant improvements in average revenue per funeral service. SCI expects these improvements to continue in the future as it redeploys its resources to more profitable areas.

Consolidated Funeral Gross Profit
      Consolidated funeral gross profits decreased $13.0 million in the first half of 2006 compared to the same period of 2005 as the funeral revenue increases described above were more than offset by increases in merchandise and floral costs. Kenyon’s operations negatively impacted gross profit by $3.5 million compared to the prior year.

Comparable Funeral Gross Profit
      Comparable North America funeral gross profit decreased $9.4 million or 8.0% in the first half of 2006 versus the same period of 2005. The comparable funeral gross margin percentage decreased to 20.6% compared to 22.3% in 2005. The revenue increases described above were more than offset by increases in floral and merchandise costs. In addition, Kenyon’s operations decreased $3.5 million compared to the prior period.
Cemetery Results

Consolidated Cemetery Revenue
      Consolidated revenues from SCI’s cemetery operations increased $15.3 million, or 5.6%, in the first half of 2006 compared to the same period of 2005. The increase primarily resulted from higher atneed revenues and increased recognition of preneed merchandise and service sales in the first half of 2006 compared to the prior year period. Also contributing to the increase was a $7.9 million increase in trust fund income.

Comparable Cemetery Revenue
      North America comparable cemetery revenue increased $23.9 million or 9.0% compared to the first half of 2005. The increase primarily resulted from higher atneed revenues and increased recognition of preneed merchandise and service sales in the first half of 2006 compared to the prior year period. Also contributing to the increase was the receipt and recognition of $7.9 million of trust fund income coupled with increased recognition of merchandise and services.

Consolidated Cemetery Gross Profits
      Consolidated cemetery gross profits increased $12.9 million, or 32.3%, in the first half of 2006 compared to the first half of 2005. Cemetery gross margins, which included $13.2 million in trust fund proceeds received in the second quarter of 2006, increased 25.5% to 18.2%. These improvements were also a result of increases in trust fund income and lower sales and commission expense partially offset by higher maintenance and administrative costs within SCI’s cemetery operations.

Comparable Cemetery Gross Profits
      North America comparable cemetery gross profits increased $13.5 million in the first half of 2006 compared to the same period of 2005. The comparable cemetery gross profit percentage increased to 18.6% in the first half of 2006 from 15.1% in the first half of 2005. These improvements were a result of increases in trust fund income and lower sales and commission expense partially offset by higher maintenance and administrative costs within SCI’s cemetery operations.

Other Financial Statement Items

General and Administrative Expenses
      General and administrative expenses were $42.9 million in the first half of 2006 compared to $42.2 million in the first half of 2005. Increased costs associated with the expensing of stock options, which totaled $2.5 million (pretax), were essentially offset by a decrease in salaries and bonuses. SCI expects stock option expense in the remaining half of 2006 to be approximately $1.6 million in the aggregate.

Interest Expense
      Interest expense increased 4.1% to $53.3 million in the first half of 2006, compared to $51.2 million in the first half of 2005. The increase of $2.1 million reflects the modification of the contractual terms of certain transportation leases in January 2006, which resulted in additional interest expense related to these newly reclassified capital leases. Also included in interest expense in the first half of 2006 is $1.4 million of additional interest related to SCI’s senior unsecured 7.00% notes due June 15, 2017. Cash interest paid during the first half of 2006 was $48.1 million compared to $49.9 million in the first half of 2005. For additional information, see notes six and ten to SCI’s interim financial statements included elsewhere in this prospectus.

Interest Income
      Interest income of $12.8 million in the first half of 2006 increased $4.8 million compared to the same period of 2005, reflecting the increase in SCI’s cash balances invested in commercial paper and higher interest returns.

Other Income (Expense), Net
      Other income (expense), net was a $4.0 million gain in the first half of 2006, compared to an expense of $0.6 million in the first half of 2005. The components of other income (expense) for the periods presented are as follows:

•	Cash overrides received from a third party insurance provider related to the sale of insurance funded preneed funeral contracts were $3.1 million in the first half of 2006 and $3.1 million in the same period of 2005.

•	Surety bond premium costs were $2.0 million in the first half of 2006 and 2005.

•	Favorable adjustments to SCI’s allowance on notes receivable were $1.9 million in the first half of 2006.

•	The remaining income of $1.0 million in the first half of 2006 and expense of $1.7 million in the same period of 2005 are primarily attributable to net gains and losses related to foreign currency transactions.

(Provision) Benefit for Income Taxes
      The consolidated effective tax rate in the first half of 2006 resulted in a provision of 37.3%, compared to 39.1% in the same period of 2005. The 2006 and 2005 tax rates were negatively impacted by permanent differences between the book and tax bases of North America asset dispositions.

Weighted Average Shares
      The diluted weighted average number of shares outstanding was 297.8 million in the first half of 2006, compared to 312.0 million in the same period of 2005. The decrease in 2006 versus 2005 reflects SCI’s share repurchase program initiated during 2005.

Years Ended December 31, 2005, 2004 and 2003
     Management Summary
      By the end of 2005, SCI had made substantial progress toward its goal of selling non-strategic or underperforming businesses. From 2003 to 2005, SCI sold or discontinued more than 1,200 locations, including over 200 in North America and all of its locations in France and South America. As a result, SCI’s revenues have decreased from $2.3 billion in 2003 to $1.7 billion in 2005. However, during this same period SCI’s gross profit margin improved to 17.4% from 15.4% and its operating cash flow continued to improve. Other key highlights during this three year period include:

•	a $500 million reduction of debt,

•	a $450 million cash balance at December 31, 2005,

•	investment of more than $335 million in share repurchases which reduced SCI’s outstanding shares by 47.7 million, and

•	payment of a quarterly dividend.
     Results of Operations
      In 2005, SCI reported a net loss of $127.9 million or $0.42 per diluted share. These results were impacted by large non-recurring items that decreased earnings, including accounting changes of $187.5 million, net losses on asset sales of $31.2 million, and losses on the early extinguishment of debt of $9.3 million, partially offset by an income tax benefit of $11.9 million. During 2005, discontinued operations produced $4.1 million of earnings.
      In 2004, SCI reported net income of $110.7 million or $0.34 per diluted share. These results were also impacted by large non-recurring items that decreased earnings, including accounting changes of $50.6 million, losses on the early extinguishment of debt of $10.5 million, and settlements of significant litigation matters of $38.7 million. These reductions to earnings were offset by net gains on asset sales of $53.2 million, an income tax benefit of $7.9 million and interest from a note receivable of $2.7 million. During 2004, discontinued operations produced $41.6 million of earnings.
      In 2003, SCI reported net income of $85.1 million or $0.28 per diluted share. These results were also impacted by large non-recurring items that decreased earnings including $61.0 million in expenses related to outstanding litigation matters and other operating expenses related to severance costs of $5.9 million, partially offset by a $32.7 million net gain on dispositions and $15.8 million in earnings from discontinued operations.

Actual Versus Comparable Results

Years Ended December 31, 2005, 2004 and 2003
      The table below reconciles SCI’s GAAP results to its comparable, or “same store,” results for the years ended December 31, 2005, 2004 and 2003. For purposes of the table below, SCI defines comparable operations (or same store operations) as those that were owned for the entire period beginning January 1, 2003 and ending December 31, 2005. The following tables present operating results for SCI funeral and cemetery locations that were owned by SCI all three years.

		Less: Activity
		Associated with	Less: Activity
		Acquisition/New	Associated with
Year Ended December 31, 2005	Actual	Construction	Dispositions	Comparable

	(Restated)			(Restated)
		(Dollars in millions)
North America
Funeral revenue	$1,143.6	$2.6	$36.3	$1,104.7
Cemetery revenue	560.3	1.1	11.3	547.9

	1,703.9	3.7	47.6	1,652.6
Other foreign
Funeral revenue	11.7	—	—	11.7
Cemetery revenue	0.1	—	0.1	—

	11.8	—	0.1	11.7

Total revenues	$1,715.7	$3.7	$47.7	$1,664.3

North America
Funeral gross profits	$214.7	$(0.1)	$1.7	$213.1
Cemetery gross profits	81.9	0.6	(1.7)	83.0

	296.6	0.5	—	296.1
Other foreign
Funeral gross profits	1.5	—	—	1.5
Cemetery gross profits	—	—	—	—

	1.5	—	—	1.5

Total gross profit	$298.1	$0.5	$—	$297.6

		Less: Activity
		Associated with	Less: Activity
		Acquisition/New	Associated with
Year Ended December 31, 2004	Actual	Construction	Dispositions	Comparable

	(Restated)			(Restated)
		(Dollars in millions)
North America
Funeral revenue	$1,120.1	$0.7	$71.8	$1,047.6
Cemetery revenue	570.1	—	19.8	550.3

	1,690.2	0.7	91.6	1,597.9
Other foreign
Funeral revenue	139.7	—	127.3	12.4
Cemetery revenue	1.3	—	1.3	—

	141.0	—	128.6	12.4

Total revenues	$1,831.2	$0.7	$220.2	$1,610.3

North America
Funeral gross profits	$214.7	$(0.2)	$7.0	$207.9
Cemetery gross profits	102.1	—	(1.1)	103.2

	316.8	(0.2)	5.9	311.1
Other foreign
Funeral gross profits	13.1	—	11.6	1.5
Cemetery gross profits	0.1	—	0.1	—

	13.2	—	11.7	1.5

Total gross profit	$330.0	$(0.2)	$17.6	$312.6

		Less: Activity
		Associated with	Less: Activity
		Acquisition/New	Associated with
Year Ended December 31, 2003	Actual	Construction	Dispositions	Comparable

	(Restated)			(Restated)
		(Dollars in millions)
North America
Funeral revenue	$1,143.9	$0.4	$96.5	$1,047.0
Cemetery revenue	572.2	—	20.5	551.7

	1,716.1	0.4	117.0	1,598.7
Other foreign
Funeral revenue	595.9	—	584.6	11.3
Cemetery revenue	1.2	—	1.2	—

	597.1	—	585.8	11.3

Total revenues	$2,313.2	$0.4	$702.8	$1,610.0

North America
Funeral gross profits	$202.6	$(0.1)	$8.8	$193.9
Cemetery gross profits	82.4	—	4.5	77.9

	285.0	(0.1)	13.3	271.8
Other foreign
Funeral gross profits	71.1	—	68.2	2.9
Cemetery gross profits	0.1	—	0.1	—

	71.2	—	68.3	2.9

Total gross profit	$356.2	$(0.1)	$81.6	$274.7

      The following table provides the data necessary to calculate SCI’s comparable average revenue per funeral service in North America for the years ended December 31, 2005, 2004 and 2003. SCI calculates average revenue per funeral service by dividing adjusted comparable North America funeral revenue by the comparable number of funeral services performed in North America during the period. In calculating average revenue per funeral service, SCI excludes General Agency (GA) revenues and revenues from its Kenyon subsidiary in order to avoid distorting SCI’s averages of normal funeral case volume.

Year Ended December 31,	2003	2004	2005

			(Restated)
	(Dollars in millions, except average
	revenue per funeral service)
Comparable North America funeral revenue	$1,047.0	$1,047.6	$1,104.7
Less: GA revenues(1)	26.2	27.8	27.7
Kenyon revenues(2)	12.0	3.4	23.9

Adjusted Comparable North America funeral revenue	$1,008.8	$1,016.4	$1,053.1

Comparable North America funeral services performed	239.5	235.5	238.8
Comparable North America average revenue per funeral service	$4,212	$4,316	$4,410

(1)	GA revenues are commissions we receive from third-party insurance companies when customers purchase insurance contracts from such third-party insurance companies to fund funeral services and merchandise at a future date.

(2)	Kenyon is SCI’s disaster response subsidiary that engages in mass fatality and emergency response services. Revenues and gross profits associated with Kenyon are subject to significant variation due to the nature of its operations.

Funeral Results
     Consolidated Funeral Revenue
      Consolidated revenues from funeral operations declined by $104.5 million in 2005 compared to 2004 primarily due to the sale of funeral operations in France which contributed $127.3 million in revenues during 2004. The decrease in revenues related to SCI’s former French operations was offset by an increase in North America revenues of $23.5 million. This increase was primarily due to an increase in Kenyon’s revenues of $20.4 million over prior year resulting from disaster management services provided in Asia, Greece and the U.S. gulf coast. Consolidated funeral revenues in 2004 decreased $480.0 million compared to 2003, largely because of the March 2004 disposition of funeral operations in France, which represented $457.3 million of the decline.
      North America comparable revenue increased in 2005 $57.1 million over 2004. Increases in Kenyon revenue as described above contributed $20.5 million of the increase. The remaining increase was primarily a result of an increase in comparable atneed revenue resulting from an increase in funeral volume and a higher average revenue per funeral. Comparable funeral revenue in North America in 2004 increased by $0.6 million, or less than 1%, from 2003 levels, primarily due to an $8.6 million decrease in Kenyon revenue from 2003 disaster management services related to the World Trade Center disaster and a decline in funeral volume, which were more than offset by an increase in the average revenue per funeral service and an increase in GA revenue.
     Funeral Case Volume
      North America comparable funeral volume increased in 2005 compared to 2004. This increase included a 4.8% increase in cremations and a relatively stable number of traditional interments which resulted from increased volume due, in part, to marketing initiatives implemented in 2005. The funeral volumes of SCI’s comparable locations in North America were 1.7% less in 2004 than in 2003. Over time, SCI believes the decline in the number of deaths will stabilize because of the aging population.
     Average Revenue per Funeral
      Part of the increase in North America comparable funeral operating revenue in 2005 described above was driven by a 2.2% increase in average revenue and a 1.4% increase in volume. The North America comparable average revenue per funeral service increased 2.5% in 2004 as compared to 2003. Of the total comparable funeral services performed in 2005, 40.2% were cremation services in 2005 versus 38.9% in 2004 and 37.6% in 2003. Average revenue per North America comparable funeral service was favorably impacted in 2005 by SCI’s strategic pricing realignment initiative in the last half of the year.
     Consolidated Funeral Gross Profit
      Consolidated funeral gross profits decreased $11.6 million in 2005, primarily due to an $11.6 million decline related to the disposition of SCI’s French operations in March 2004. In 2004, consolidated funeral gross profits decreased $45.9 million from 2003, primarily because of a $56.7 million decline related to the disposition of French operations early in 2004. Gross profits from the French funeral operations were $11.6 million through March 2004 when compared to $68.3 million for the full year of 2003.
      SCI’s comparable North America funeral gross profit improved $5.2 million (2.5%) in 2005 versus 2004; however, the comparable funeral gross margin percentage decreased to 19.3% compared to 19.8% in 2004. Despite the improved revenues discussed above, margin percentages declined because of increased costs, which included a $4.7 million effect from SCI’s change in accounting for deferred selling costs as well as inflationary increases in merchandise costs, increases in group health and pension costs, and increased costs related to SCI’s trust reconciliation projects and Sarbanes-Oxley compliance activities. Comparable funeral gross profits from operations in North America increased $14.0 million in 2004 compared to 2003 despite a decline in North America comparable funeral revenues. This increase was a result of reduced overhead costs and lower pension expenses, which were partially offset by declines in revenue from Kenyon. The comparable funeral gross margin percentage improved to 19.8% in 2004, compared to 18.5% in 2003.
Cemetery Results
     Consolidated Cemetery Revenue
      Consolidated cemetery revenues decreased $11.0 million in 2005 versus 2004 due to a $9.8 million decline in North America operations. The decrease was primarily due to a decrease in the number of SCI’s North America properties as a result of SCI’s continued effort to dispose of non-strategic locations. Consolidated cemetery revenues in 2004 were slightly below 2003.
      North America comparable cemetery revenue decreased $2.4 million or 1.0% compared to 2004. This decrease primarily resulted from declines associated with constructed cemetery property and interest on trade receivables. Decreases in interest on trade receivables resulted from an increase in the number of contracts that were not financed, increased down payments, and shorter financing terms. North America comparable cemetery revenue in 2004 was relatively flat compared to 2003.
     Consolidated Cemetery Gross Profits
      Consolidated cemetery gross profits decreased $20.3 million in 2005 as compared to 2004. These declines were due to the decrease in revenue discussed above, coupled with a $9.5 million negative impact from our change in accounting related to deferred selling costs. In 2004, consolidated cemetery gross profits increased $19.7 million from 2003, which resulted primarily from a reduction in North America overhead costs, pension expenses and maintenance expenses.
      North America comparable cemetery gross profits decreased $20.2 million in 2005 compared to 2004 due to the decrease in revenue and the change in accounting for deferred selling costs described above. The comparable cemetery gross margin percentage decreased to 15.1% in 2005 from 18.8% in 2004. North America comparable cemetery gross margin increased $25.3 million (32.5%) in 2004 compared to 2003. Gross margin percentages improved from 14.1% to 18.8% for the same period. These improvements were driven by increased revenues as discussed above and reductions in overhead costs, pension expenses and maintenance expenses due to increased focus on SCI’s cost structure.
Other Financial Statement Items
     General and Administrative Expenses
      General and administrative expenses were $84.8 million in 2005 compared to $130.9 million in 2004 and $178.1 million in 2003. Included in 2004 and 2003 are expenses associated with the settlement of certain significant litigation matters. SCI recognized litigation expenses (net of insurance recoveries of $1.6 million in 2004 and $25.0 million in 2003) of $61.1 million in 2004 compared to $95.2 million in 2003. Additionally, in 2003 SCI recognized approximately $14 million of accelerated amortization expense related to its former information technology systems that were replaced beginning in the second half of 2003.
      Excluding litigation expenses and accelerated system amortization costs in all periods, general and administrative expenses in 2005 were $84.8 million compared to $69.8 million in 2004 and $68.9 million in 2003. Increased costs associated with Sarbanes-Oxley compliance efforts were partially offset by reductions in information technology and other overhead expenses.
     Gains and Impairment (Losses) on Dispositions, Net
      In 2005, SCI recognized a $26.1 million net pretax loss from impairments. This loss was primarily associated with the disposition of underperforming funeral and cemetery businesses in North America (including the $30.0 million impairment of assets sold to StoneMor Partners LP in the third quarter of

2005). The net loss was partially offset by the release of approximately $15.6 million in indemnification liabilities primarily related to the 2004 sales of SCI’s United Kingdom and French operations.
      In 2004, SCI recognized a $25.8 million net pretax gain from its disposition activities, including a $41.2 million gain from the sale of its equity and debt holdings in its former United Kingdom operations and a $6.4 million gain from the disposition of its French funeral operations. These gains were partially offset by net losses associated with various dispositions in North America. In 2003, SCI recognized a net pretax gain of $50.7 million primarily related to the sale of its equity holdings in its former operations in Australia and Spain. For further information regarding gains and impairment losses on dispositions see note twenty to SCI’s annual financial statements included elsewhere in this prospectus.
     Interest Expense
      Interest expense decreased to $103.7 million in 2005, compared to $119.3 million in 2004 and $140.0 million in 2003. The decline of $36.3 million, or 25.9%, in interest expense between 2003 and 2005 reflects SCI’s improved capital structure. Between 2003 and 2005, SCI reduced its total debt by more than $500 million by generating improved operating cash flows and through its successful asset divestiture programs, which produced more than $750 million in net cash proceeds.
     Interest Income
      Interest income of $16.7 million in 2005, compared to $13.5 million in 2004, reflects the increase in SCI’s cash balance invested in commercial paper, which contributed $7.2 million. This increase was offset by $4.5 million of reduced interest income related to a note receivable from SCI’s former investment in a United Kingdom company collected in full in 2004. Interest income of $13.5 million in 2004 was up from the $6.2 million reported in 2003 primarily due to interest income from SCI’s former investment in a United Kingdom company discussed above.
     (Loss) Gain on Early Extinguishment of Debt, Net
      During 2005, SCI purchased $16.6 million aggregate principal amount of its 7.70% notes due 2009 in the open market, and $0.3 million aggregate principal amount of its 6.00% notes due 2005 in the open market. Also during 2005, SCI redeemed $130.0 million aggregate principal amount of its 6.875% notes due 2007 and $139.3 million aggregate principal amount of its 7.20% notes due 2006 pursuant to a tender offer for those notes. As a result of these transactions, SCI recognized a loss of $14.3 million, which is comprised of the redemption premiums paid of $12.2 million and the write-off of unamortized debt issuance costs of $2.1 million, recorded in Loss (gain) on early extinguishment of debt in SCI’s consolidated statement of operations during the year ended December 31, 2005.
      In 2004, SCI extinguished $200.0 million aggregate principal amount of the 6.00% notes due 2005, pursuant to a tender offer for those notes. SCI also purchased $8.7 million aggregate principal amount of the 6.00% notes due 2005 in the open market. The holders of $221.6 million of SCI’s 6.75% convertible subordinated notes due 2008 converted their holdings to equity in June 2004, pursuant to the terms of the notes. Simultaneously, SCI redeemed the remaining outstanding $91.1 million of the notes. As a result of these transactions, SCI recognized a loss on the early extinguishment of debt of $16.8 million recorded in (Loss) gain on early extinguishment of debt in the consolidated statement of operations during the year ended December 31, 2004.
     Other Income, Net
      Other income, net was $2.8 million in 2005, compared to $9.7 million in 2004 and $8.3 million in 2003. The components of other income for the years presented are as follows:

•	Cash overrides received from a third party insurance provider related to the sale of insurance funded preneed funeral contracts were $6.0 million in 2005, compared to $6.3 million in 2004 and $5.6 million in 2003.

•	Surety bond premium costs were $3.6 million in 2005, compared to $4.0 million in 2004 and $4.1 million in 2003.

•	The remaining income of $0.4 million in 2005, income of $7.4 million in 2004, and income of $6.8 million in 2003 are primarily attributable to net gains and losses related to foreign currency transactions.
     (Provision) Benefit for Income Taxes
      SCI’s consolidated effective tax rate in 2005 resulted in a provision of 37.5%, compared to a benefit of 6.8% in 2004 and a provision of 27.6% in 2003. The 2005 tax rate was negatively impacted by permanent differences between the book and tax bases of North America asset dispositions and was partially offset by state net operating loss benefits. The 2004 tax rate was favorably impacted by tax benefits resulting from the disposition of our operations in France and the United Kingdom and from state net operating losses realized in 2004. The tax benefits from dispositions result from differences between book and tax bases and from the reversal of tax liabilities that were then recorded as warranty indemnification liabilities.
     Weighted Average Shares
      The weighted average number of shares outstanding was 306.7 million in 2005, compared to 344.7 million in 2004 and 300.8 million in 2003. The decrease in 2005 versus 2004 was mainly due to SCI’s share repurchase program, which began in the third quarter of 2004. The increase in 2004 versus 2003 was mainly due to the conversion of SCI’s convertible senior notes in June 2004, which resulted in the issuance of approximately 32.0 million shares. The assumed conversion of the notes was antidilutive in 2003. The remaining share increase in 2004 was related to dilutive outstanding stock options and the contribution of common stock to SCI’s 401(k) retirement plan, which was partially offset by share repurchases. Effective January 1, 2005, SCI began contributing cash to fund its matching contribution to its 401(k) retirement plan and discontinued funding through the use of common stock.
Alderwoods
      The operations of Alderwoods comprise three businesses: funeral activities, cemetery activities and an insurance business in support of its preneed funeral business. Additional segment information is provided in note 7 to Alderwoods’ interim financial statements and note 16 to Alderwoods’ annual financial statements included elsewhere in this prospectus.
      Alderwoods’ fiscal year ends on the Saturday nearest to December 31 in each year (whether before or after such date). Alderwoods’ first and second fiscal quarters each consist of 12 weeks and its third fiscal quarter consists of 16 weeks. In order to cause Alderwoods’ fourth fiscal quarter to end on the same day as the fiscal year, its fourth fiscal quarter consists of 13 weeks rather than 12 weeks in certain years. Therefore, this prospectus includes Alderwoods’ annual financial statements as of and for the fifty-two weeks ended December 31, 2005, the fifty-two weeks ended January 1, 2005, and the fifty-three weeks ended January 3, 2004, and its interim financial statements as of and for the twenty-four weeks ended June 17, 2006 and June 18, 2005.

Twenty-four Weeks Ended June 17, 2006 Compared to Twenty-four Weeks Ended June 18, 2005.
      Certain information from continuing operations for the 24 weeks ended June 17, 2006, and 24 weeks ended June 18, 2005, is summarized in the following table:

			Increase (Decrease)
Twenty-Four Weeks Ended
Continuing Operations:	June 17, 2006	June 18, 2005	Amount	Percentages

Funeral — other information
Number of funeral services performed	53,247	56,735	(3,488)	(6.1)%
Number of same site funeral services performed	53,070	55,073	(2,003)	(3.6)%
Average revenue per funeral service	$4,294	$4,133	$161	3.9%
Same site average revenue per funeral service	$4,294	$4,138	$156	3.8%
Preneed funeral contracts written (in millions)	$85.5	$90.3	$(4.8)	(5.3)%
Preneed funeral conversion (percentages)	27%	27%	—	—
Cemetery — other information
Number of cemetery interments	21,057	22,501	(1,444)	(6.4)%
Preneed cemetery contracts written (in millions)	$45.1	$45.8	$(0.7)	(1.5)%

Hurricane Katrina
      During the 52 weeks ended December 31, 2005, some of Alderwoods’ operations were affected by Hurricane Katrina. Alderwoods operates 30 funeral homes, four cemeteries and a limousine company in those areas of Louisiana and Mississippi that were affected by the hurricane on August 29, 2005. Alderwoods has experienced some damage at all of these locations. Of the 30 funeral homes, seven experienced significant damage, were not in operation at the end of the 2005 fiscal year and are not expected to reopen. All four cemeteries are in operation. The New Orleans limousine company that had provided services both to Alderwoods’ funeral operations and other third-parties experienced significant damage to its fleet of vehicles and will not be resuming operations.
      Alderwoods’ insurance subsidiary is headquartered in New Orleans and although forced to relocate temporarily to Cincinnati, has resumed operations from New Orleans. The temporary relocation did not significantly affect Alderwoods’ operating results.
      Alderwoods is making every effort to use its existing operating facilities to provide services to customers normally served by Alderwoods’ closed locations.
      Alderwoods purchases insurance coverage for property damage, including damage from wind and flood, subject to separate limits, sub-limits and deductible amounts. Alderwoods, along with its insurance providers, is continuing to assess and estimate the extent of damages. Based on a review of Alderwoods’ insurance policy, Alderwoods expects to recover a substantial portion of the costs associated with the storm damage through insurance, including the capital costs of rebuilding. For those properties not in operation and requiring significant repair or rebuilding, Alderwoods has considered the properties destroyed or abandoned and based on estimated insurance proceeds of $12.6 million, has realized a gain of $1.0 million in the 12 weeks ended June 17, 2006 on the writeoff of the applicable buildings and contents.
      Alderwoods has initiated or completed much of the damage repairs and along with its insurance providers, is continuing to estimate the full extent of repairs and replacement costs. Alderwoods may record additional expense for changes to its expected deductible under its insurance policies and other expenses not expected to be reimbursed under the insurance policy. During the 12 weeks ended June 17, 2006, Alderwoods reduced its expected costs by $0.2 million.
      Alderwoods has business interruption insurance that allows the recovery of operating costs and lost profits. Alderwoods is preparing its analysis in support of a claim. Potential proceeds from this claim cannot currently be reasonably estimated and therefore no receivable or recovery has been recorded as of June 17, 2006.

      Additional information regarding Hurricane Katrina is provided in note 12 to Alderwoods’ interim financial statements and note 22 to Alderwoods’ annual financial statements included elsewhere in this prospectus.
     Continuing Operations
      Consolidated revenue of $354.3 million for the 24 weeks ended June 17, 2006, decreased by $6.4 million, or 1.8%, compared to the corresponding period in 2005, reflecting decreases in the funeral and cemetery segments partially offset by an increase in insurance revenue. Consolidated gross margin as a percentage of revenue decreased to 16.6% for the 24 weeks ended June 17, 2006, from 17.9% for the corresponding period in 2005.
      Funeral revenue of $228.7 million for the 24 weeks ended June 17, 2006, decreased by $5.8 million, or 2.5%, compared to $234.5 million for the corresponding period in 2005, primarily as a result of a decrease in the number of funeral services performed partially offset by an increase of $161, or 3.9%, in average revenue per funeral service performed. The number of funeral services performed during the 24 weeks ended June 17, 2006 decreased by 6.1% from the corresponding period in 2005. The increase in average revenue per funeral service performed was achieved through adjusting the pricing and mix of merchandise and services offered to customer families designed to both meet customer family needs and to increase average revenues.
      Included in the funeral revenue for the 24 weeks ended June 17, 2006 is $12.5 million from 2,690 funeral services performed in New Orleans, Louisiana and on the Gulf Coast of Mississippi compared to $14.4 million of funeral revenue from 3,079 funeral services performed for the 24 weeks ended June 18, 2005. Alderwoods’ funeral operations in these areas were significantly affected by Hurricane Katrina.
      On a same site basis, funeral revenue was $227.9 million for both the 24 weeks ended June 17, 2006 and for the corresponding period in 2005. Same site calls decreased by 2,003 or 3.6% compared to the comparative period. This was offset by an increase in same site average revenue per funeral service of $156 or 3.8% compared to the comparative period in 2005. If the locations affected by Hurricane Katrina were removed, the number of funeral services performed on a same site basis would have declined 4.0% from the corresponding period in 2005.
      The number of cremation services performed as a percentage of total services performed increased to 37.5% for the 24 weeks ended June 17, 2006, compared to 36.2% for the corresponding period in 2005, consistent with national trends.
      Funeral gross margin as a percentage of revenue decreased to 20.1% for the 24 weeks ended June 17, 2006, compared to 21.3% for the corresponding period in 2005. The decrease in gross margin was primarily due to reduced revenue as a result of a lower number of services performed offset by $1.0 million gain related to the estimated insurance settlement of destroyed or abandoned properties and lower wage and benefit costs of $1.3 million.
      Preneed funeral contracts written for the 24 weeks ended June 17, 2006, were $85.5 million, compared to $90.3 million for the corresponding period in 2005. For the 24 weeks ended June 17, 2006, 27% of the funeral services performed were derived from the preneed backlog, consistent with the comparative period in 2005.
      Cemetery revenue of $79.3 million for the 24 weeks ended June 17, 2006, was $2.9 million, or 3.5%, lower than cemetery revenue for the corresponding period in 2005, primarily due to lower revenue recognized from preneed space sales.
      Cemetery gross margin as a percentage of revenue decreased to 13.7% for the 24 weeks ended June 17, 2006, compared to 15.1% for the corresponding period in 2005, primarily due to lower revenue from preneed space sales offset by lower preneed space cost of goods sold of $1.5 million and decreased wage and benefit costs of $0.6 million.

      Preneed cemetery contracts written for the 24 weeks ended June 17, 2006, were $45.1 million, compared to $45.8 million for the corresponding period in 2005.
      Insurance revenue for the 24 weeks ended June 17, 2006, increased $2.3 million, or 5.3%, compared to the corresponding period in 2005, primarily due to increases in premiums of $1.4 million and increased investment income of $1.3 million offset by $0.4 million of capital gains in 2005 not repeated in 2006. Insurance premium revenue is dependent on the level of preneed funeral contracts written over time that are funded by Alderwoods’ insurance subsidiary. Insurance production represents the insurance segment’s participation in Alderwoods’ preneed funeral contracts and for the 24 weeks ended June 17, 2006 was $60.6 million compared to $64.0 million for the corresponding period in 2005. Insurance gross margin as a percentage of revenue decreased to 4.5% for the 24 weeks ended June 17, 2006, compared to 4.8% for the corresponding period in 2005. The 24 weeks ended June 17, 2006 showed improvement from business growth offset by approximately $0.3 million of expenses from the impact of Hurricane Katrina on outstanding policies.
      General and administrative expenses for Alderwoods for the 24 weeks ended June 17, 2006, were $32.6 million, or 9.2% of consolidated revenue, compared to $12.3 million, or 3.4% of consolidated revenue, for the corresponding period in 2005. General and administrative expenses included the following items affecting the comparison of the 24 weeks ended June 17, 2006 to the 24 weeks ended June 18, 2005:

	24 Weeks Ended

	June 17, 2006	June 18, 2005

	(Dollars in millions)
Legal expenses related to Funeral Consumers Alliance litigation	$1.5	$—
Legal and other expenses related to the acquisition	2.8	—
Equity incentive plan stock based compensation expense related to stock options and restricted stock units	1.6	—
Increase in long term executive incentive expense	1.7	—
Foreign exchange impact on Canadian based support centre expenses	2.1	—
Decrease in retirement allowance accrual	(0.7)	—
Reduction in accrual on settlement of US trustee bankruptcy fee	—	(0.9)
Recovery of corporate receivable previously fully reserved against	—	(10.9)
      Included in general and administrative expenses for the 24 weeks ended June 17, 2006 was $1.6 million of stock based compensation expense from stock options and restricted stock units resulting from the adoption of SFAS 123R using the modified prospective method. For the 24 weeks ended June 18, 2005, Alderwoods applied APB No. 25 and related interpretations to account for stock based compensation and no stock based compensation expense was recognized.
      From 2003 to 2005 Alderwoods had a long term incentive plan for its executive officers based on Alderwoods performance targets for which an expense of $1.3 million was recorded in general and administrative expenses for the 24 weeks ended June 18, 2005. In July, 2005 Alderwoods adopted the 2005-2007 Executive Strategic Incentive Plan, a stock price based incentive plan for its executive officers. This stock price based incentive plan is accounted for under SFAS 123R as a liability based award, resulting in the measurement of the estimated fair value at each reporting date. On adoption of SFAS 123R, Alderwoods recorded a cumulative effect of change in accounting principle as of January 1, 2006 of $1.2 million based on a estimated fair value of $6.6 million as at January 1, 2006. On June 17, 2006, additional compensation expense of $3.0 million was recorded for the 24 weeks ended June 17, 2006 based on estimated fair value of $11.2 million as at June 17, 2006.

      Interest expense on long-term debt for the 24 weeks ended June 17, 2006, was $12.9 million, reflecting the effect of principal repayments and lower interest rates compared to interest expense and tender premium in the corresponding period in 2005, as detailed in the following table:

	24 Weeks Ended

	June 17, 2006	June 18, 2005

	(Dollars in millions)
Interest on long-term debt	$12.0	$12.5
Amortization of debt issue costs	0.9	1.7
Tender premium on the repurchase of Alderwoods’ 12.25% Senior Unsecured Notes due in 2009	—	0.3

Total interest on long-term debt and refinancing costs	$12.9	$14.5

      Income tax expense for the 24 weeks ended June 17, 2006 was $7.3 million compared to $18.2 million for the corresponding period in 2005. Alderwoods’ financial statement effective tax rate for the 24 weeks ended June 17, 2006 was 55.4%. The effective tax rate will vary from the statutory rate because, (i) stock option compensation expense recorded as a result of the adoption of SFAS 123R is a permanent difference in certain jurisdictions, (ii) costs related to the acquisition with SCI may not be deductible, (iii) the realization of the benefits of the tax assets that had a corresponding valuation allowance established on January 2, 2002 will result in a reduction to goodwill established on January 2, 2002, (iv) the realization of tax assets that had a corresponding valuation allowance established after January 2, 2002 will result in a benefit, and (v) losses incurred in certain jurisdictions may not offset the tax expense in profitable jurisdictions.
      During the 24 weeks ended June 17, 2006, Alderwoods sold five funeral locations for gross proceeds of $1.2 million.

Discontinued Operations
      In fiscal years 2002 through 2004, Alderwoods engaged in a strategic market rationalization assessment to dispose of cemetery and funeral operating locations that did not fit into Alderwoods’ market or business strategies, as well as underperforming locations and excess cemetery land.
      As of June 18, 2005, Alderwoods had completed the strategic market rationalization program except for one cemetery which was classified back to continuing operations during the 12 and 24 weeks ended June 18, 2005.

Preneed Funeral and Cemetery Backlog for Continuing Operations
      Alderwoods’ backlog represents preneed funeral and cemetery arrangements with customer families. These arrangements are subject to trust or insurance funding requirements. The activities in Alderwoods’ funeral backlog, excluding the effects of unrealized gains and losses on trust investments, were as follows:

	24 Weeks Ended

	June 17, 2006	June 18, 2005

	(Dollars in thousands)
Funeral backlog:
Beginning balance	$1,336,829	$1,275,972
Sales, net of cancellations	81,201	85,019
Maturities	(75,391)	(68,200)
Net increase in insurance benefits and earnings realized on funeral trust balances	7,663	8,741
Change in cancellation reserve	1,691	5,395
Other	(948)	716

Ending balance	$1,351,045	$1,307,643

Trust funded	$344,222	$345,921
Third party insurance companies	651,486	660,966
Subsidiary insurance company	355,337	300,756

	$1,351,045	$1,307,643

      The activities in Alderwoods’ cemetery backlog, excluding the effects of unrealized gains and losses on trust investments, were as follows:

	24 Weeks Ended

	June 17, 2006	June 18, 2005

	(Dollars in thousands)
Cemetery backlog:
Beginning balance	$276,755	$262,825
Sales, net of cancellations	49,910	44,089
Maturities	(46,086)	(41,688)
Earnings realized on cemetery trust balances	3,122	3,635
Change in cancellation reserve	361	1,789

Ending balance	$284,062	$270,650

Fifty-two Weeks Ended December 31, 2005, Fifty-two Weeks Ended January 1, 2005, and Fifty-three Weeks Ended January 3, 2004.
      Detailed below are the operating results of Alderwoods for the 52 weeks ended December 31, 2005, the 52 weeks ended January 1, 2005 and the 53 weeks ended January 3, 2004. The operating results are expressed in dollar amounts as well as relevant percentages, presented as a percentage of revenue.
      The following provides a detailed discussion of continuing operations, which consist of those businesses Alderwoods owned and operated both for the entire current and prior fiscal years, and those businesses that have been opened during either the current or prior fiscal years. Discontinued operations consist of those that have been sold or closed during either the current or prior fiscal years. During 2005, Alderwoods had completed the sale of all the locations classified as discontinued operations in its strategic market rationalization program, except for one cemetery which was reclassified to continuing operations.

      Certain information for the 52 weeks ended December 31, 2005, and the 52 weeks ended January 1, 2005, is summarized in the following table:

			Increase (Decrease)
52 Weeks Ended	December 31,	January 1,
Continuing Operations:	2005	2005	Amount	Percentages

Funeral — other information
Number of funeral services performed	115,555	117,525	(1,970)	(1.7)%
Number of same site funeral services performed	113,300	114,062	(762)	(0.7)%
Average revenue per funeral service	$4,152	$4,024	$128	3.2%
Same site average revenue per funeral service	$4,160	$4,036	$124	3.1%
Preneed funeral contracts written (in millions)	$191.0	$179.5	$11.5	6.4%
Preneed funeral conversion (percentages)	27%	26%	1	—
Cemetery — other information
Number of cemetery interments	46,794	46,461	333	0.7%
Preneed cemetery contracts written (in millions)	$94.5	$86.9	$7.6	8.7%

Hurricane Katrina
      Alderwoods recorded an expense of $1.8 million in the 52 weeks ended December 31, 2005, representing its expected deductible under its insurance policies and other expenses not expected to be reimbursed under the insurance policy. Under its internal risk sharing practice, Alderwoods’ aggregate deductible costs are charged to all its operations, not just the locations affected by Hurricane Katrina. The effect on funeral and cemetery costs for the 52 weeks ended December 31, 2005 was $1.3 million and $0.5 million respectively.
      Alderwoods received in 2005, $4.1 million as an advance payment from its insurance companies for claims submitted. This was not recorded as income but as insurance proceeds to be applied against incurred and anticipated repair and rebuilding costs.
      Alderwoods is self-insured for physical damage to its owned and leased automobiles and charges the aggregate resulting costs to all of its operations. Hurricane Katrina resulted in estimated damages across Alderwoods’ vehicles aggregating $0.6 million. The effect of Hurricane Katrina vehicle damage on funeral and cemetery costs for the 52 weeks ended December 31, 2005 was $0.5 million and $0.1 million respectively.
      Additional information regarding Hurricane Katrina is provided in note 22 to Alderwoods’ annual financial statements included elsewhere in this prospectus.

Continuing Operations
      Consolidated revenue of $748.9 million for the 52 weeks ended December 31, 2005, increased by $31.8 million, or 4.4%, compared to the 52 weeks ended January 1, 2005, reflecting increases in all business segment revenues. Consolidated gross margin as a percentage of revenue decreased to 15.3% for the 52 weeks ended December 31, 2005, from 17.4% for the corresponding period in 2004.
      Funeral revenue of $479.8 million for the 52 weeks ended December 31, 2005, increased by $6.9 million, compared to $472.9 million for the 52 weeks ended January 1, 2005, primarily as a result of an increase of $128, or 3.2%, in average revenue per funeral service performed, partially offset by a decrease in the number of funeral services performed. The number of funeral services performed during the 52 weeks ended December 31, 2005 decreased by 1.7% from the 52 weeks ended January 1, 2005. The increase in average revenue per funeral service performed was achieved through adjusting the pricing and mix of merchandise and services offered to customer families designed to both meet customer family needs and to increase average revenues.

      Included in the funeral revenue for the 52 weeks ended December 31, 2005 is $29.5 million from 6,389 funeral services performed in New Orleans, Louisiana, and on the Gulf Coast of Mississippi compared to $29.7 million of funeral revenue from 6,371 funeral services performed for the 52 weeks ended January 1, 2005. Although Alderwoods’ funeral operations in these areas were affected significantly by Hurricane Katrina, including seven locations not expected to be reopened, Alderwoods has continued to perform funeral services through its remaining locations, including many services that would have been performed in the closed locations or at competing locations that were not in operation. As a result, much of the impact of Hurricane Katrina on funeral revenue during 2005 was mitigated.
      On a same site basis, funeral revenue was $468.8 million for the 52 weeks ended December 31, 2005, an increase of $11.4 million compared to $457.4 million for the 52 weeks ended January 1, 2005, as a result of an increase of $124, or 3.1%, in average revenue per funeral service performed, partially offset by a decrease of 0.7% in the number of funeral services performed from the 52 weeks ended January 1, 2005. If the locations affected by Hurricane Katrina were removed, the number of funeral services performed on a same site basis would have declined 1.2% from the 52 weeks ended January 1, 2005 as the impacted locations were performing well prior to Hurricane Katrina and during the 12 weeks ended December 31, 2005.
      The number of cremation services performed as a percentage of total services performed increased to 36% for the 52 weeks ended December 31, 2005, compared to 35% for the 52 weeks ended January 1, 2005, consistent with national trends. The number of cremation services performed may impact funeral revenue, as the average revenue per cremation service is typically lower than the average revenue for a traditional funeral service.
      Funeral gross margin as a percentage of revenue decreased to 18.2% for the 52 weeks ended December 31, 2005, compared to 20.4% for the 52 weeks ended January 1, 2005. The decrease in gross margin is primarily due to higher expenses compared to the prior year as detailed in the following table:

52 Weeks Ended
December 31,
2005

(Dollars in millions)
Wage inflation, increased employee benefits expense, and increased wages, training and advertising costs related to Alderwoods’ expanded field management structure and investment in programs designed to build local brand awareness and generate growth in future services	$4.5
Incentive bonus expense for funeral operations previously included in general and administrative expenses	1.9
Increased insurance costs, including expenses not expected to be reimbursed under Alderwoods’ insurance policy for damages effected by Hurricanes Katrina, Wilma and Rita	2.4
Increased utility costs	1.1
      Preneed funeral contracts written for the 52 weeks ended December 31, 2005, were $191.0 million, compared to $179.5 million for the 52 weeks ended January 1, 2005. For the 52 weeks ended December 31, 2005, 27% of the funeral services performed were derived from preneed backlog, an increase from 26% in the 52 weeks ended January 1, 2005.
      Cemetery revenue of $174.1 million for the 52 weeks ended December 31, 2005, was $10.1 million, or 6.1%, higher than cemetery revenue for the 52 weeks ended January 1, 2005, primarily due to increased space sales of $6.1 million at Alderwoods’ Rose Hills subsidiary, increased atneed service revenue of $1.7 million from a greater number of cemetery interments at a higher average service revenue per interment, and increased endowment care income of $1.0 million from its investments.

      Cemetery gross margin as a percentage of revenue decreased to 12.7% for the 52 weeks ended December 31, 2005, compared to 14.6% for the 52 weeks ended January 1, 2005. The decrease in gross margin was primarily due to higher expenses as detailed in the following table:

52 Weeks Ended
December 31,
2005

(Dollars in millions)
Wage inflation, increased employee benefits and workers compensation expense	$2.6
Incentive bonus expense for cemetery operations previously included in general and administrative expenses	0.8
Increased insurance costs including expenses not expected to be reimbursed under Alderwoods’ insurance policy for damages effected by Hurricanes Katrina, Wilma and Rita	1.2
Increased utility costs	0.4
      Preneed cemetery contracts written for the 52 weeks ended December 31, 2005, were $94.5 million, compared to $86.9 million for the 52 weeks ended January 1, 2005. The increase in preneed cemetery contracts written was primarily due to increased sales of cemetery spaces.
      Insurance revenue for the 52 weeks ended December 31, 2005, increased $14.9 million, or 18.6%, compared to the 52 weeks ended January 1, 2005, primarily due to increases in premiums of $14.1 million. Insurance premium revenue is dependent on the level of preneed funeral contracts written over time that are funded by Alderwoods’ insurance subsidiary. Insurance production represents the insurance segment’s participation in Alderwoods preneed funeral contracts and for the 52 weeks ended December 31, 2005 was $133.2 million compared to $111.7 million for the 52 weeks ended January 1, 2005. Insurance gross margin as a percentage of revenue decreased to 5.3% for the 52 weeks ended December 31, 2005, compared to 5.9% for the 52 weeks ended January 1, 2005, due to a decrease in investment gains of $1.7 million compared to the 52 weeks ended January 1, 2005.
      General and administrative expenses decreased $8.4 million for the 52 weeks ended December 31, 2005, to $42.8 million, or 5.7% of consolidated revenue, compared to $51.2 million, or 7.1% of consolidated revenue, for the 52 weeks ended January 1, 2005. General and administrative expenses included the following items affecting the comparison of the 52 weeks ended December 31, 2005 to the 52 weeks ended January 1, 2005:

	52 Weeks Ended

	December 31,	January 1,
	2005	2005

	(Dollars in millions)
Recovery of corporate receivable previously fully reserved against	$(10.9)	$(1.2)
Interest income on refunds from an amended tax return	(2.0)	—
Reduction in accrual on settlement of U.S. trustee bankruptcy fee	(0.9)	—
Increased wage expense related to wage inflation and additional positions related to Sarbanes-Oxley compliance	1.1	—
Decreased capital tax expense	(0.5)	—
Decrease in incentive bonus expense	(0.8)	—
Increased retirement allowance expense	1.2	—
Foreign exchange impact on Canadian dollar based support centers	2.3	—
Reversal of legal claim accrual due to approvals obtained for insurance coverage of the costs	—	(0.9)
      Interest expense on long-term debt for the 52 weeks ended December 31, 2005, was $30.1 million, a decrease of $48.0 million from the 52 weeks ended January 1, 2005 expense of $78.1 million, reflecting the effect of principal repayments, lower interest rates and the effects of the debt refinancings in 2004, as detailed in the following table:

	52 Weeks Ended

	December 31,	January 1,
	2005	2005

	(Dollars in millions)
Interest on long-term debt	$26.6	$38.7
Amortization of debt issue costs	3.2	10.1
Tender premiums on the repurchase of the 12.25% Senior Unsecured Notes due in 2009	0.3	32.5
Refinancing fees and costs on Credit Agreement that was refinanced	—	3.3
Unamortized deferred finance costs expensed relating to payments made on Credit Agreement during 2004	—	2.3
Unamortized deferred finance costs expensed relating to the Credit Agreement that was refinanced	—	1.2
Unamortized deferred finance costs expensed relating to the subordinated bridge loan due in 2005 that was fully repaid	—	0.9
Unamortized premium credited to interest expense on 12.25% Convertible Subordinated Notes due in 2012 that were fully retired	—	(7.2)
Allocation of interest to discontinued operations	—	(3.7)

Total interest on long-term debt and refinancing costs	$30.1	$78.1

      Income tax expense for the 52 weeks ended December 31, 2005 was $4.8 million compared to a recovery of $1.5 million for the 52 weeks ended January 1, 2005. During the 52 weeks ended December 31, 2005, Alderwoods recorded the non-cash resolution of an outstanding tax liability by reducing its tax expense by $12.1 million and in the fourth quarter Alderwoods recorded an income tax refund of $3.2 million as a result of a resolution of an IRS tax audit. The effective tax rate for the 52 weeks ended December 31, 2005 before the above benefits was approximately 42%.
      During the 52 weeks ended December 31, 2005, Alderwoods reduced the valuation allowance against certain deferred tax assets as a result of assuming certain future income, resulting in a benefit of $3.1 million being recorded in income tax expense and $9.1 million recorded as a reduction of goodwill. This benefit was primarily offset by increases in other deferred tax assets for which a valuation allowance was established. The effective tax rate also varied from the statutory tax rate for the 52 weeks ended December 31, 2005, because in certain jurisdictions, losses incurred may not offset the tax expense in profitable jurisdictions.
      During the 52 weeks ended December 31, 2005, Alderwoods sold seven funeral locations and one combination location and excess real estate for gross proceeds of $17.6 million.

Discontinued Operations
      Over the previous three fiscal years, Alderwoods engaged in a strategic market rationalization assessment to dispose of cemetery and funeral operating locations that did not fit into Alderwoods’ market or business strategies, as well as under-performing locations and excess cemetery land.
      Discontinued operations in 2005 and the prior years consisted of those businesses that have been closed or sold in prior fiscal years and those businesses identified by Alderwoods in its strategic market rationalization and not sold as of January 1, 2005. Alderwoods completed the sale of all these locations during 2005, except for one cemetery which was reclassified to continuing operations.
      Alderwoods classified all the locations identified in its strategic market rationalization program for disposal as assets held for sale in the consolidated balance sheets and recorded any related operating results, long-lived asset impairment provisions, and gains or losses recorded on disposition within discontinued operations. Depreciation and amortization is not recorded once an asset has been identified as held for sale. Alderwoods has also reclassified the prior fiscal periods to reflect any comparative amounts on a similar basis. All discontinued operations financial information presented under the insurance segment relates to Security Plan Life Insurance Company.
      During the 52 weeks ended December 31, 2005, Alderwoods sold classified discontinued operations of 18 funeral, five cemetery and four combination locations for gross proceeds of $7.1 million.
Fifty-Two Weeks Ended January 1, 2005 Compared to Fifty-Three Weeks Ended January 3, 2004
      Certain information for the 52 weeks ended January 1, 2005, and the 53 weeks ended January 3, 2004, is summarized in the following table. The impact of the 53rd week for the 53 weeks ended January 3, 2004, was estimated by calculating the weekly average of the 13 weeks ended January 3, 2004. Alderwoods believes the discussion below regarding the impact of the 53rd week facilitates direct comparability of fiscal year results.

	January 1,	January 3,
Continuing Operations:	2005	2004

Funeral — other information
Number of funeral services performed	117,525	124,798
Estimated impact of the 53rd week on the number of funeral services performed	—	(2,421)
Number of funeral services performed adjusted for the impact of the 53rd week	117,525	122,377
Average revenue per funeral service	$4,024	$3,939
Preneed funeral contracts written (in millions)	$179.5	$164.8
Estimated impact of the 53rd week on preneed funeral contracts written (in millions)	$—	$(3.0)
Preneed funeral contracts written adjusted for the impact of the 53rd week (in millions)	$179.5	$161.8
Preneed funeral conversion (percentages)	26	26
Cemetery — other information
Preneed cemetery contracts written (in millions)	$86.9	$83.3
Estimated impact of the 53rd week on preneed cemetery contracts written (in millions)	$—	$(1.7)
Preneed cemetery contracts written adjusted for the impact of the 53rd week (in millions)	$86.9	$81.6
Number of cemetery interments	46,461	47,924
Estimated impact of the 53rd week on the number of cemetery interments	—	(909)
Number of cemetery interments adjusted for the impact of the 53rd week	46,461	47,015

Continuing Operations
      As there were no material acquisitions or construction of new locations in 2004 and 2003, results from continuing operations reflect those of “same site” locations.
      Consolidated revenue of $717.1 million for the 52 weeks ended January 1, 2005, decreased by $3.7 million, or 0.5%, compared to $720.8 million for the 53 weeks ended January 3, 2004. After adjusting for an estimated impact of $14.4 million due to the additional fifty-third week in fiscal 2003 over fiscal 2004, consolidated revenue increased by $10.7 million. This increase is primarily due to a $20.1 million increase in insurance revenue, partially offset by an $8.9 million and $0.3 million decrease in funeral and cemetery revenue, respectively. Consolidated gross margin as a percentage of revenue decreased to 17.4% for the 52 weeks ended December 31, 2005, from 20.0% in 2003.
      Funeral revenue of $472.9 million for the 52 weeks ended January 1, 2005, decreased by $18.7 million, compared to $491.6 million in 2003, partially as a result of an estimated decrease of

$9.7 million due to the additional fifty-third week in 2003 over 2004. After adjusting for the effect of the fifty-third week, funeral revenue decreased by $8.9 million, primarily as a result of a decrease of 4,852, or 4.0%, in the number of funeral services performed, partially offset by an increase of $85, or 2.2%, in average revenue per funeral service performed. The increase in average revenue per funeral service performed was the result of Alderwoods’ efforts to adjust the Alderwoods’ mix of merchandise and services.
      The number of cremation services performed as a percentage of total services performed increased to 35% for the 52 weeks ended January 1, 2005, compared to 34% for 2003, consistent with national trends.
      Funeral gross margin as a percentage of revenue decreased to 20.4% for the 52 weeks ended January 1, 2005, compared to 23.1% in 2003. The decrease in gross margin was primarily due to the decrease in funeral revenue and increases in cost of goods sold, wages, and facilities costs, partially offset by decreases in operating costs and selling expenses.
      Preneed funeral contracts written for the 52 weeks ended January 1, 2005, were $179.5 million. After adjusting for the effect of the fifty-third week, preneed funeral contracts written for the 53 weeks ended January 3, 2004, were $161.8 million. For both the 52 weeks ended January 1, 2005, and 53 weeks ended January 3, 2004, 26% of funeral volume was derived from backlog.
      Cemetery revenue of $164.1 million for the 52 weeks ended January 1, 2005, was $4.0 million, or 2.4%, lower than cemetery revenue in 2003, primarily due to the following:

•	An estimated increase of $3.5 million due to the additional fifty-third week in 2003 over 2004. After adjusting for the effect of the fifty-third week, cemetery revenue of $164.1 million for the 52 weeks ended January 1, 2005, was $0.5 million, or 0.3%, lower than cemetery revenue for the corresponding period in 2003.

•	The increase in cemetery atneed service revenue during the 52 weeks ended January 1, 2005, compared to the corresponding period in 2003, was partially offset by a decrease in other cemetery revenue. Other cemetery revenue for the 52 weeks ended January 1, 2005, decreased compared to 2003, because Alderwoods revised its estimates of accrued perpetual care liabilities and recorded a one-time $3.9 million increase in other cemetery revenue for the 53 weeks ended January 3, 2004. The one-time $3.9 million adjustment to increase other cemetery revenue was necessary, because in 2001, in response to a state regulator inquiry, Alderwoods determined that it had not properly calculated the amount to be trusted for endowment care on the sale of plots. Endowment care is recorded as a reduction in other cemetery revenue, as amounts trusted are never available to Alderwoods in the future. To properly recalculate the appropriate perpetual care liability and its corresponding effect on other cemetery revenue, a significant number of individual contracts across several states needed to be reviewed, and the perpetual care liability was recalculated against the balance already paid in order to determine the amount of Alderwoods’ additional liability. Alderwoods prepared its best estimate of the perpetual care liability based on a sample of contracts from each state in which the issue existed, and in 2001, Alderwoods accrued an estimate for the perpetual care liability of additional required funding of $6.9 million, with the offset adjusting other cemetery revenue. In 2003, Alderwoods completed its review and calculation of the required additional funding and adjusted other cemetery revenue and the perpetual care liability accordingly.

•	As preneed cemetery interment rights are recorded in cemetery revenue when sold, an estimate of the related uncollectible amounts is charged to cemetery revenue. During 2002 and 2003, Alderwoods’ focused collection efforts resulted in higher collections than anticipated on the pre-emergence receivables. As a result of Alderwoods’ improvement in actual collections, Alderwoods reversed $3.9 million of the allowance for contract cancellations and refunds on receivables arising from preneed cemetery interment rights with a corresponding increase to cemetery revenue for the 53 weeks ended January 3, 2004.
      Cemetery gross margin as a percentage of revenue decreased to 14.6% for the 52 weeks ended January 1, 2005, compared to 17.1% for 2003. For the 52 weeks ended January 1, 2005, wages and regional management costs decreased, while cost of goods sold, selling costs, and advertising and promotion increased compared to 2003. In addition, there was a one-time $3.9 million increase in other cemetery revenue for the 53 weeks ended January 3, 2004, as discussed above.
      Preneed cemetery contracts written for the 52 weeks ended January 1, 2005, were $86.9 million. After adjusting for the effects of the fifty-third week in 2003, preneed cemetery contracts for the 52 weeks ended January 1, 2005, were $5.6 million higher than in 2003. For the 52 weeks ended January 1, 2005, 67% of interments were atneed and 33% were preneed fulfillments.
      Insurance revenue for the 52 weeks ended January 1, 2005, increased $19.0 million, or 31.1%, compared to 2003. After adjusting for the estimated effect of the fifty-third week in 2003, insurance revenue increased $20.1 million, or 33.6%, primarily due to increases in premiums of $16.6 million, interest, dividend and other investment income of $1.9 million, and realized investment gains of $1.6 million. Insurance premium revenue increased in 2004 primarily due to the impact of Alderwoods’ subsidiary, Rose Hills, beginning to sell Alderwoods insurance products. Insurance premiums are dependent on insurance production, as increases in insurance production generate increased insurance premiums over time. Insurance production, which represents the insurance segment’s participation in Alderwoods’ preneed funeral contracts for the 52 weeks ended January 1, 2005, was $102.8 million compared to $69.5 million for corresponding period in 2003. Insurance gross margin as a percentage of revenue increased to 5.9% for the 52 weeks ended January 1, 2005, compared to 2.9% for the corresponding period in 2003, primarily due to the revenue increase being at a rate higher than that of the cost increase.
      Interest expense on long-term debt and refinancing costs for the 52 weeks ended January 1, 2005, was $78.1 million, an increase of $1.6 million compared to the corresponding period in 2003. The effect of lower effective interest rates and debt repayments made by Alderwoods during 2003 and the 52 weeks ended January 1, 2005, were partially offset by costs associated primarily with Alderwoods’ refinancing of long-term debt that occurred during the 52 weeks ended January 1, 2005, as detailed in the following table.

	52 Weeks Ended	53 Weeks Ended
	January 1,	January 3,
	2005	2004

	(Dollars in millions)
Interest on long-term debt	$45.1	$72.3
Tender premium on the repurchase of the 12.25% Senior unsecured notes due in 2009	32.5	—
Unamortized deferred finance costs expensed relating to the Credit Agreement that was refinanced	1.2	—
Unamortized deferred finance costs expensed relating to payments made on the Credit Agreement during 2004	2.3	—
Refinancing fees and costs on the Credit Agreement that was refinanced	3.3	—
Unamortized deferred finance costs expensed relating to the subordinated bridge loan due in 2005 that was fully repaid	0.9	—
Unamortized premium credited to interest expense on 12.25% Convertible subordinated notes due in 2012 that was fully retired	(7.2)	—
Tender premium on the repurchase of the 9.5% Senior subordinated notes due in 2004	—	1.3
Unamortized discount expensed relating to the 9.5% Senior subordinated notes due in 2004 that was fully repaid	—	1.4
Fees and costs for early termination of Alderwoods’ previous credit facility entered into on January 2, 2002		1.5

Total interest on long-term debt and refinancing costs	$78.1	$76.5

      General and administrative expenses for the 52 weeks ended January 1, 2005, were $51.2 million, or 7.1% of consolidated revenue, compared to $56.3 million, or 7.8% of consolidated revenue in 2003. For the 52 weeks ended January 1, 2005, general and administrative expenses included the following items:

•	Incentive compensation for management performance was lower by $2.9 million compared to 2003.

•	Legal fees were lower by $1.3 million compared to fiscal 2003, primarily due to a smaller number of outstanding legal claims and improved management of legal costs by Alderwoods’s internal legal department.

•	Alderwoods collected $1.2 million of corporate receivables that were previously fully reserved against.

•	Accounting costs including audit fees increased by $2.1 million compared to 2003, due to additional accounting and audit work required pursuant to the Sarbanes-Oxley Act of 2002 and FIN No. 46R.

•	Alderwoods has a significant portion of its corporate and administrative functions in Canada. Expenses for these functions are paid principally in Canadian dollars. Due to the weakening of the US dollar against the Canadian dollar during 2004, Alderwoods estimates that foreign exchange rate movements resulted in an additional $3.5 million in general and administrative expenses for the 52 weeks ended January 1, 2005, compared to 2003, partially offset by $0.8 million in foreign exchange gains that resulted from Alderwoods’ foreign exchange derivatives program to hedge a portion these Canadian corporate and administrative costs.
      For the 53 weeks ended January 3, 2004, general and administrative expenses included the following items affecting the comparison with 2004:

•	General and administrative expenses were increased by a $10.0 million reserve for a receivable from a disposition of assets in 2001.

•	General and administrative expenses were reduced by a $5.0 million reversal of accrued legal expense, which resulted from a settlement by Alderwoods of an automobile accident suit. In 2000, the suit was filed against Alderwoods claiming both compensation and punitive damages, as a result of the automobile accident. Alderwoods’ assessment indicated its insurance did not cover punitive damages and as such, Alderwoods accrued an estimated liability for probable punitive damages. In 2003, Alderwoods and its insurance company settled with the plaintiffs for amounts within Alderwoods’ insurance coverage, which included no punitive damages.

•	At the time of filing for bankruptcy, Loewen Group International, Inc. (the “Predecessor”) had a promissory note and non-compete obligation owing to a group of individuals that was secured by various funeral and cemetery properties. During the bankruptcy, a dispute arose as to whether the obligations owed by the Predecessor were fully secured. In the bankruptcy, secured claims were paid in cash; unsecured claims were paid out of the unsecured claim pool established in the Predecessor’s Plan. The Predecessor argued the maximum collateral value was less than the amount of the claim and that therefore, the claim was not fully secured. The individuals argued that the collateral value exceeded the value of the claim and that therefore, the claim was fully secured.

•	This dispute could not be resolved before Alderwoods emergence from bankruptcy on January 2, 2002, and Alderwoods recorded the $9.0 million accrual as if the claims would be considered fully secured.

•	During 2003, Alderwoods reached a settlement to pay $4.7 million in cash and in addition, to allow a portion of the settlement as an unsecured claim to be paid out of the unsecured claim pool established in the Predecessor’s Plan. As a result of the settlement, Alderwoods reversed its remaining accrual of $4.3 million.

•	General and administrative expenses were reduced by $3.1 million as a result of net interest income received from a tax refund in connection with the audit of the Predecessor’s 1993 through 1998 federal income tax returns.

      Income tax benefit for the 52 weeks ended January 1, 2005, was $1.4 million compared to income tax benefit of $6.5 million for the corresponding period in 2003. The effective tax benefit rate was 27.7% for the 52 weeks ended January 1, 2005, compared to the effective tax benefit rate of 235.0% for the 53 weeks ended January 3, 2004. The effective tax rate varied from the statutory rate for the 52 weeks ended January 1, 2005, primarily due to changes in the ratio of permanent differences to income before income taxes, losses incurred in certain jurisdictions that did not offset tax expenses in profitable jurisdictions, and the favorable settlement of income tax audits. For the 53 weeks ended January 3, 2004, the effective income tax rate varied from the statutory rate, primarily because of a $9.7 million favorable settlement of a federal income tax audit. Future income and losses may require Alderwoods to record a change in the valuation allowance of tax assets that were taken into account in determining the net amount of liability for deferred income taxes recorded on its balance sheet at January 1, 2005. If this occurs, any resulting increase in the valuation allowance would generally be treated as an additional income tax expense in the period in which it arises, while any resulting decrease reflecting realization of the benefits of tax assets that had a corresponding valuation allowance established on January 2, 2002, would be treated as a reduction of goodwill established on January 2, 2002, with any excess over the value assigned to such goodwill recognized as a capital transaction.
      In accordance with FAS 142, Alderwoods undertook its annual goodwill impairment review during the 16 weeks ended October 9, 2004. As a result of Alderwoods’ annual goodwill impairment review, there was no indication of goodwill impairment, as the estimated fair value of the funeral reporting unit exceeded its carrying amount as at October 9, 2004.
      At December 31, 2001, Alderwoods had accrued $57.1 million of reorganization costs related to costs incurred during the Predecessor’s reorganization, as well as costs incurred in connection with the actual emergence and various related activities. As of January 1, 2005, the balance of $11.9 million of reorganization costs, primarily consisting of accruals for a trustee fee dispute and legal fee reimbursements, has been included in accounts payable and accrued liabilities.

Discontinued Operations
      Discontinued operations consist of those businesses that have been closed or sold in prior fiscal years and those businesses identified by Alderwoods in its strategic market rationalization and not sold as of January 1, 2005. Alderwoods completed the sale of all these locations during 2005, except for one cemetery which was classified back to continuing operations.
      During 2003, Alderwoods identified Security Plan Life Insurance Company, its wholly-owned home service insurance company, as a non-strategic asset as it did not support Alderwoods’ preneed funeral sales efforts. Alderwoods’s continuing wholly-owned preneed life insurance company is Mayflower National Life Insurance Company. On June 17, 2004, Alderwoods announced the signing of an agreement by its subsidiary Mayflower National Life Insurance Company to sell all the outstanding shares of Security Plan Life Insurance Company for $85.0 million. The sale concluded on October 1, 2004. After payment of applicable taxes and expenses, and the recapitalization of Mayflower National Life Insurance Company, Alderwoods utilized $65.0 million of the proceeds to reduce long-term debt. Alderwoods recorded a pre-tax gain on the sale of $16.0 million for the 52 weeks ended January 1, 2005.
      During the 12 weeks ended March 27, 2004, Alderwoods reduced its estimated proceeds on the group of assets held for sale and as a result recorded an $11.3 million long-lived asset impairment provision. At that time and previously, Alderwoods expected certain locations to sell as two distinct groups. One group (“Group A”) included 23 locations while another group (“Group B”) consisted of 93 locations. Alderwoods had a commitment from a single purchaser to purchase all of Group A, and had interest shown by six different purchasers in bidding on all of Group B. The impairment reviews done for each of Group A and Group B for the first quarter of the 2004 fiscal year aggregated the carrying values of the locations within each group to compare against the group’s estimated fair value. In the second quarter of the 2004 fiscal year, the initial purchaser of Group A declined to purchase some of the locations in Group A. In addition, the bids received on Group B were significantly below Alderwoods expectations, and

Alderwoods determined that the locations would generate higher proceeds if sold in smaller groups or as individual locations.
      The impairment review done in second quarter of the 2004 fiscal year looked at either individual locations or aggregated locations into different groups than used previously for the impairment review. Expected proceeds were estimated for each location or new groups of aggregated locations based on current purchase commitments, offers or comparable transactions. The aggregate expected proceeds for all locations held for sale did not change significantly from that used in the previous impairment review. However, the impairment review of each location or new groups of aggregated locations resulted in proceeds being higher or lower than the relevant carrying values.
      As a result, Alderwoods was required to record a long-lived asset impairment provision of $11.5 million within discontinued operations for the 12 weeks ended June 19, 2004. During the balance of the year, most of these assets were sold, resulting in a gain on sale of approximately $11.0 million. Overall, Alderwoods has recorded an aggregate $15.4 million long-lived asset impairment provision within discontinued operations for the 52 weeks ended January 1, 2005.
      Alderwoods has classified all the locations identified for disposal as assets held for sale in the consolidated balance sheets and recorded any related operating results, long-lived asset impairment provisions, and gains or losses recorded on disposition as income from discontinued operations. Depreciation and amortization is not recorded once an asset has been identified as held for sale. Alderwoods has also reclassified the prior fiscal periods to reflect any comparative amounts on a similar basis. All discontinued operations financial information presented under the insurance segment relate to Security Plan Life Insurance Company.
      During the 52 weeks ended January 1, 2005, Alderwoods closed 27 funeral homes and sold 52 funeral homes, 67 cemeteries and one combination location for gross proceeds of $32.4 million.
Preneed Funeral and Cemetery Backlog for Continuing Operations
      Alderwoods’ backlog represents preneed funeral and cemetery arrangements with customer families. These arrangements are subject to trust or insurance funding requirements. The activities in Alderwoods’ funeral backlog, excluding the effects of unrealized gains and losses on trust investments, were as follows:

	12 Weeks Ended

	December 31,	January 1,
	2005	2005

	(Dollars in thousands)
Funeral backlog:
Beginning balance	$1,333,186	$1,275,058
Sales, net of cancellations	32,434	38,877
Maturities	(29,709)	(34,180)
Net increase in insurance benefits and earnings realized on funeral trust balances	4,811	12,831
Change in cancellation reserve	(853)	(7,978)
Other	(3,040)	(4,644)

Ending balance	$1,336,829	$1,279,964

Trust funded	$348,218	$351,577
Third party insurance companies	657,028	656,981
Subsidiary insurance company	331,583	271,406

	$1,336,829	$1,279,964

	52 Weeks Ended

	December 31,	January 1,
	2005	2005

	(Dollars in thousands)
Funeral backlog:
Beginning balance	$1,279,964	$1,227,126
Sales, net of cancellations	166,194	156,466
Maturities	(132,384)	(130,129)
Net increase in insurance benefits and earnings realized on funeral trust balances	20,858	25,214
Change in cancellation reserve	1,713	(4,025)
Other	484	5,312

Ending balance	$1,336,829	$1,279,964

Trust funded	$348,218	$351,577
Third party insurance companies	657,028	656,981
Subsidiary insurance company	331,583	271,406

	$1,336,829	$1,279,964

      The activities in Alderwoods’ cemetery backlog, excluding the effects of unrealized gains and losses on trust investments, were as follows:

	12 Weeks Ended

	December 31,	January 1,
	2005	2005

	(Dollars in thousands)
Cemetery backlog:
Beginning balance	$274,801	$262,380
Sales, net of cancellations	17,993	19,452
Maturities	(19,754)	(21,776)
Earnings realized on cemetery trust balances	1,990	2,654
Change in cancellation reserve	386	115
Other	(9)	—

Ending balance	$275,407	$262,825

	52 Weeks Ended

	December 31,	January 1,
	2005	2005

	(Dollars in thousands)
Cemetery backlog:
Beginning balance	$262,825	$260,811
Sales, net of cancellations	88,675	79,800
Maturities	(87,470)	(83,658)
Earnings realized on cemetery trust balances	10,657	5,884
Change in cancellation reserve	2,445	(12)
Other	(1,725)	—

Ending balance	$275,407	$262,825

Financial Condition, Liquidity and Capital Resources

Combined Company
      Our principal ongoing uses of cash are to meet working capital and capital expenditure requirements and to fund debt obligations. Our primary sources of liquidity are cash flow from operations, cash on hand, proceeds from asset sales and our available capacity under our new senior credit facility, which we believe are adequate to meet our operating needs for the foreseeable future.
      Financing for the acquisition. In connection with the closing of the acquisition, we will enter into a new $450 million senior credit facility, consisting of a $150 million 3-year term loan, all of which will be borrowed in connection with the transactions, and a $300 million 5-year revolving credit facility, none of which is expected to be drawn in connection with the transactions based on expected cash balances at closing. In addition, we will issue $500 million aggregate principal amount of notes in a private placement and an additional $200 million aggregate principal amount of privately placed debt securities. Upon consummation of the acquisition, SCI and Alderwoods will terminate all commitments and Alderwoods will repay all outstanding borrowings under their existing credit facilities.
      In connection with the acquisition, on September 7, 2006, Alderwoods commenced a tender offer to purchase $200 million of its outstanding 7.75% Senior Notes due 2012 (the “Alderwoods 7.75% Notes”) and a solicitation of consents to eliminate substantially all of the restrictive covenants and certain events of default and to modify certain other provisions of the indenture relating to the Alderwoods 7.75% Notes. This tender offer was originally scheduled to expire on October 5, 2006, but has been extended to October 26, 2006, to coincide with the anticipated closing of the acquisition. The tender offer may be further extended if the closing date of the acquisition is later than October 26, 2006. The tender offer is conditioned upon, among other things, the tender of a majority of the outstanding principal amount of the Alderwoods 7.75% Notes, the consummation of the acquisition and the financing transactions described above and other customary conditions. As of October 5, 2006, approximately $194,190,000 in aggregate principal amount of the Alderwoods 7.75% Notes, or 97.10% of the outstanding principal amount of the Alderwoods 7.75% Notes, and the consents related thereto, were validly tendered. Withdrawal rights of tendering holders of the Alderwoods 7.75% Notes that tendered prior to the expiration of the consent solicitation on September 20, 2006 (the “Alderwoods Consent Date”), have expired. The total consideration payable in respect of Alderwoods 7.75% Notes that were accepted for payment and validly tendered and not withdrawn prior to the Alderwoods Consent Date is $1,080.03 per $1,000 principal amount, which includes a $20.00 consent payment payable only in respect of Alderwoods 7.75% Notes that were tendered with consents on or prior to the Alderwoods Consent Date. The total consideration payable in respect of Alderwoods 7.75% Notes that are validly tendered after the Alderwoods Consent Date and on or prior to the expiration date is $1,060.03 per $1,000 principal amount. Accrued and unpaid interest to but excluding the settlement date will also be paid with respect to all existing Alderwoods 7.75% Notes purchased in the tender offer.
      In addition, on September 7, 2006, SCI commenced a tender offer to purchase $144.5 million aggregate principal amount of its outstanding 7.7% Senior Notes due 2009, CUSIP Nos: 817565AXZ; 817565AV6; 817565AW4 (the “SCI 7.7% Notes”), and a solicitation of consents to eliminate substantially all of the restrictive covenants and certain events of default and to modify certain other provisions of the indenture relating to the SCI 7.7% Notes. This tender offer was originally scheduled to expire on October 5, 2006, but has been extended to October 26, 2006, to coincide with the anticipated closing of the acquisition. The tender offer may be further extended if the closing date of the acquisition is later than October 26, 2006. The tender offer is conditioned upon, among other things, the tender of a majority of the outstanding SCI 7.7% notes, the consummation of the acquisition and the financing transactions described above and other customary conditions. As of October 5, 2006, approximately $138,932,000 in aggregate principal amount of SCI 7.7% Notes, or 96.17% of the outstanding principal amount of the SCI 7.7% Notes, and the consents related thereto, were validly tendered. Withdrawal rights of tendering holders of the SCI 7.7% Notes that tendered prior to the expiration of the consent solicitation on September 20, 2006 (the “SCI Consent Date”), have expired. The total consideration payable in respect of SCI 7.7%

Notes that were accepted for payment and validly tendered and not withdrawn prior to the SCI Consent Date is $1,058.11 per $1,000 principal amount, which includes a $20.00 consent payment payable only in respect of SCI 7.7% Notes that were tendered with consents on or prior to the SCI Consent Date. The total consideration payable in respect of SCI 7.7% Notes that are validly tendered after the SCI Consent Date and on or prior to the expiration date is $1,038.11 per $1,000 principal amount. Accrued and unpaid interest to but excluding the settlement date will also be paid with respect to all existing SCI 7.7% Notes purchased in the tender offer. SCI currently has outstanding a separate series of 7.7% Notes due 2009, which have different CUSIP numbers. SCI is not making a tender offer or consent solicitation for those notes.
      Liquidity after the acquisition. After the consummation of the transactions, we will be highly leveraged. On a pro forma basis as of June 30, 2006 and after giving effect to the transactions, we will have outstanding indebtedness of approximately $2,034.0 million, with reduced near-term maturities and a more balanced overall maturity schedule. Based on expected cash balances at closing, we expect to have approximately $229.9 million available for additional borrowing under our revolving credit facility (after giving effect to approximately $70.1 million of outstanding letters of credit). Our new senior credit facility agreement and the note purchase agreement evidencing our new privately placed debt securities contain both affirmative and negative covenants, including limitations, subject to certain exceptions, on our ability to incur additional indebtedness (including guarantee obligations); create liens on assets; enter into sale and leaseback transactions; engage in mergers, liquidations and dissolutions; sell assets; enter into leases; pay dividends, distributions and other payments in respect of capital stock, and purchase our capital stock in the open market; make investments, loans or advances; repay subordinated indebtedness or amend the agreements relating thereto; engage in certain transactions with affiliates; change our fiscal year; create restrictions on our ability to receive distributions from subsidiaries; and change our lines of business; and require us to meet or exceed certain leverage and interest coverage ratios. No pro forma adjustments have been made to reflect a reduction of debt from the application of proceeds expected to be received in connection with the divestitures.
      Upon completion of the acquisition, we intend to focus on the near-term reduction of our outstanding indebtedness to our long-term target levels. Through the application of operating cash flow and proceeds from asset sales to retire pre-payable debt, we expect to reduce our outstanding debt to approximately $1.7 billion within the next several years.
      SCI expects to execute a consent order with the staff of the FTC in connection with the acquisition, which will identify certain properties the FTC will require us to divest as a result of the acquisition. The consent order will be subject to approval by the FTC commissioners, which approval is a condition to the consummation of the acquisition. No final agreement has been reached with any third party concerning the sale of any such assets. We believe the divestiture of these assets, together with the divestiture of other SCI assets that we have identified for sale, will generate proceeds of approximately $200 million in the near future, which we expect to use to repay debt. There can be no assurance that the divestitures described above will be consummated, or if consummated will generate the proceeds described above. For purposes of the pro forma information in this prospectus, the assets to be sold pursuant to the divestitures have been reclassified on the pro forma balance sheet as assets held for sale and the results of operations of these assets have been eliminated from the pro forma statement of operations. No pro forma adjustments have been made to reflect any anticipated gain or loss from the divestitures and no adjustment has been made to reflect any earnings benefit from the reinvestment of any proceeds from the divestitures or any reduction of debt from the application of sales proceeds. In addition, after completion of the acquisition, we intend to undertake a comprehensive review of all our integrated operations and we believe there may be further asset sales as a result of that review in the next six to 18 months. There can be no assurance that these asset sales will occur or if they occur that they will be on terms favorable to us.
      We will continue to focus on funding disciplined growth initiatives that generate increased profitability, revenue and cash flows. These capital investments include the construction of high-end cemetery property (such as private family estates) and the construction of funeral home facilities at existing cemeteries. Over the next twelve months, giving pro forma effect to the transactions, we expect to spend approximately $25 million on capital expenditures to construct new funeral homes, and we expect our total maintenance capital expenditures to be approximately $125 million. We will also consider acquisitions that fit our long-term customer focused strategy, if the expected returns exceed our cost of capital.
      In August 2004, SCI’s Board of Directors authorized a $400.0 million share repurchase program. Under this program, SCI has purchased 51.1 million shares at an average cost of $7.10 per share and currently have $36.7 million authorized for future repurchases. Once we achieve our leverage targets, we intend to make purchases from time to time in the open market or through privately negotiated transactions, subject to market conditions and normal trading restrictions. Since April 2005, SCI has paid a quarterly cash dividend of $.025 per share to its shareholders. While we intend to pay regular quarterly cash dividends for the foreseeable future, all subsequent dividends are subject to final determination by our Board of Directors each quarter after its review of our financial performance.
Off-Balance Sheet Arrangements, Contractual Obligations, and Commercial and Contingent Commitments

SCI
      SCI has incurred various financial obligations and commitments in the ordinary course of conducting its business. SCI has contractual obligations requiring future cash payments under existing contractual arrangements, such as debt maturities, interest on long-term debt, and employment, consulting and non-competition agreements. SCI also has commercial and contingent obligations that result in cash payments only if certain contingent events occur requiring its performance pursuant to a funding commitment.
      The following table details SCI’s known future cash payments (on an undiscounted basis) related to various contractual obligations as of December 31, 2005.

	Payments Due by Period

Contractual Obligations	2006	2007 — 2008	2009 — 2010	Thereafter	Total

	(Dollars in millions)
Current maturities of long-term debt(1)	$20.7	$—	$—	$—	$20.7
Long-term debt maturities(1)	—	225.6	347.6	613.3	1,186.5
Interest obligation on long-term debt(1)	90.2	158.2	96.9	250.4	595.7
Casket purchase agreement(2)	48.0	—	—	—	48.0
Operating lease agreements(3)	34.1	54.9	35.1	57.7	181.8
Employment, consulting and non-competition agreements(4)	21.6	21.5	4.2	2.3	49.6

Total contractual obligations	$214.6	$460.2	$483.8	$923.7	$2,082.3

(1)	SCI’s outstanding indebtedness contains standard provisions, such as payment delinquency default clauses and change of control clauses. In addition, SCI’s new senior credit facility contains a maximum leverage ratio and a minimum interest coverage ratio.

(2)	SCI has executed a purchase agreement with a major casket manufacturer for its North America operations with an original minimum commitment of $750 million, covering a six-year period that expired in 2004. The agreement contained provisions for annual price adjustments and provided for a one-year extension to December 31, 2005, which SCI elected to extend in order to satisfy its commitment. In January 2005, SCI again amended the original purchase agreement to allow it to continue purchasing caskets through 2006, subject to price increase limitations. At December 31, 2005, SCI’s remaining casket purchase commitment under the agreement was $48.0 million. See note thirteen to SCI’s annual financial statements included in this prospectus for additional details related to this purchase agreement.

(3)	The majority of SCI’s operating leases contain options to (i) purchase the property at fair value on the exercise date, (ii) purchase the property for a value determined at the inception of the leases, or

(iii) renew for the fair rental value at the end of the primary lease term. SCI’s operating leases at December 31, 2005, primarily related to funeral service locations, automobiles, limousines, hearses, cemetery operating and maintenance equipment and two aircraft. At December 31, 2005, SCI has residual value exposure related to certain operating leases of $22.2 million. SCI believes that is it unlikely that it will have to make future cash payments related to these residual value exposures. In order to eliminate the variable interest rate risk in SCI’s operating margins and improve the transparency of its financial statements, SCI amended certain of its transportation lease agreements in the first quarter of 2006. Based on the amended terms, these leases have been converted from operating leases to capital leases for accounting purposes in 2006.

(4)	SCI has entered into management employment, consulting and non-competition agreements which contractually require SCI to make cash payments over the contractual period. The agreements have been primarily entered into with certain officers and employees of SCI and former owners of businesses acquired. The contractual obligation amounts pertain to the total commitment outstanding under these agreements and may not be indicative of future expenses to be incurred related to these agreements due to cost rationalization programs completed by SCI. Agreements with contractual periods less than one year are excluded. See note thirteen to SCI’s annual financial statements included in this prospectus for additional details related to these agreements.

      SCI has not included amounts in this table for payments of pension contributions and payments for various postretirement welfare plans and postemployment benefit plans, as such amounts have not been determined beyond 2005.
      The following table details SCI’s known potential or possible future cash payments (on an undiscounted basis) related to various commercial and contingent obligations as of December 31, 2005.

	Expiration by Period

Commercial and Contingent Obligations	2006	2007 — 2008	2009 — 2010	Thereafter	Total

	(Dollars in millions)
Surety obligations(1)	$285.7	$—	$—	$—	$285.7
Letters of credit(2)	54.7	—	—	—	54.7
Representations and warranties(3)	9.4	24.1	—	—	33.5
Income distributions from trust(4)	15.8	—	—	—	15.8

Total commercial and contingent obligations	$365.6	$24.1	$—	$—	$389.7

(1)	To support its operations, SCI has engaged certain surety companies to issue surety bonds on SCI’s behalf for customer financial assurance or as required by state and local regulations. The surety bonds are primarily obtained to provide assurance for SCI’s preneed funeral and preneed cemetery obligations, which are appropriately presented as liabilities in the consolidated balance sheet as Deferred preneed funeral contract revenues and Deferred cemetery contract revenues. The total outstanding surety bonds at December 31, 2005 were $329.3 million. Of this amount, $313.6 million was related to preneed funeral and preneed cemetery obligations. When SCI uses surety bonds for preneed funeral and cemetery obligations, the bond amount required is based on the calculated trusting requirements as if the contract was paid in full at the time of sale. When SCI deposits funds into state-mandated trust funds, however, the amount deposited is generally based on the amount of cash received and payment application rules in the state trust requirements. Therefore, in the event all of the surety companies canceled or did not renew SCI’s outstanding surety bonds, which are generally renewed for twelve-month periods, SCI would be required to either obtain replacement assurance or fund approximately $285.7 million, as of December 31, 2005, primarily into state-mandated trust accounts. At this time, SCI does not believe it will be required to fund material future amounts related to these surety bonds.

(2)	SCI is occasionally required to post letters of credit, issued by a financial institution, to secure certain insurance programs or other obligations. Letters of credit generally authorize the financial institution to make a payment to the beneficiary upon the satisfaction of a certain event or the failure to satisfy an obligation. The letters of credit are generally posted for one-year terms and are usually automatically renewed upon maturity until such time as SCI has satisfied the commitment secured by the letter of credit. SCI is obligated to reimburse the issuer only if the beneficiary collects on the letter of credit. SCI believes that it is unlikely it will be required to fund a claim under its outstanding letters of credit.

(3)	In addition to the letters of credit described above, SCI currently has contingent obligations of $33.5 million related to its asset sale and joint venture transactions. SCI has agreed to guarantee certain representations and warranties associated with such disposition transactions with letters of credit or interest-bearing cash investments. SCI has interest-bearing cash investments of $6.8 million included in Deferred charges and other assets pledged as collateral for certain of these contingent obligations. SCI does not believe it will ultimately be required to fund to third parties any claims against these representations and warranties. During the year ended December 31, 2004, SCI recognized $35.8 million of contractual obligations related to representations and warranties associated with the disposition of its funeral operations in France. The remaining obligations of $24.1 million at December 31, 2005 is primarily related to taxes and certain litigation matters. At June 30, 2006, the remaining obligations totaled $23.7 million. This amount is recorded in Other liabilities in SCI’s consolidated balance sheet. See note nineteen to SCI’s annual financial statements included in this prospectus for addition information related to the disposition of SCI’s French operations.

(4)	In certain states and provinces, SCI has withdrawn allowable distributable earnings including unrealized gains prior to the maturity or cancellation of the related contract. In the event of market declines, SCI may be required to re-deposit portions or all of these amounts into the respective trusts in some future period.

Combined Company
      The following table details our known future cash payments (on an undiscounted basis) related to various contractual obligations as of June 30, 2006, after giving pro forma effect to the transactions.

	Payments Due by Period

	Remainder of
Contractual Obligations	2006	2007 — 2008	2009 — 2010	Thereafter	Total

	(Dollars in millions)
Current maturities of long-term debt(1)	$24.3	$—	$—	$—	$24.3
Long-term debt maturities(1)(4)	—	264.9	390.3	1,354.5	2,009.7
Interest obligation on long-term debt(2)	72.7	274.4	213.4	479.6	1,040.1
Casket purchase agreement(3)	12.8	—	—	—	12.8
Operating lease agreements(4)	9.9	24.2	18.7	67.6	120.4
Employment, consulting and non-competition agreements(5)	10.8	21.5	4.2	2.3	38.8

Total contractual obligations	$130.5	$585.0	$626.6	$1,904.0	$3,246.1

(1)	Our outstanding indebtedness contains standard provisions, such as payment delinquency default clauses and, in some cases, change of control clauses. In addition, SCI’s bank credit agreement contains a maximum leverage ratio and a minimum interest coverage ratio. Current and long-term debt maturities include capital leases.

(2)	Interest on revolving credit facility, term loan and privately placed debt securities assume LIBOR remaining at 5.40% throughout all periods.

(3)	SCI has executed a purchase agreement with a major casket manufacturer for its North America operations with an original minimum commitment of $750 million, covering a six-year period that expired in 2004. The agreement contained provisions for annual price adjustments and provided for a one-year extension to December 31, 2005, which SCI elected to extend in order to satisfy its commitment. In January 2005, SCI again amended the original purchase agreement to allow it to continue purchasing caskets through 2006, subject to price increase limitations. At June 30, 2006, SCI’s remaining casket purchase commitment under the agreement was $12.8 million.

(4)	Our operating leases at December 31, 2005, primarily related to funeral service locations, automobiles, limousines, hearses, cemetery operating and maintenance equipment and two aircraft. In order to eliminate the variable interest rate risk in SCI’s operating margins and improve the transparency of its financial statements, SCI amended certain of its transportation lease agreements in the first quarter of 2006. Based on the amended terms, these leases have been converted from operating leases to capital leases for accounting purposes in 2006. As a result the Company acquired $108,703 of transportation equipment utilizing capital leases, of which $102,322 were classified as operating leases in prior periods. All capital leases are included in current and long-term debt maturities.

(5)	SCI has entered into management employment, consulting and non-competition agreements which contractually require SCI to make cash payments over the contractual period. The agreements have been primarily entered into with certain officers and employees of SCI and former owners of businesses acquired. The contractual obligation amounts pertain to the total commitment outstanding under these agreements and may not be indicative of future expenses to be incurred related to these agreements due to cost rationalization programs completed by SCI. Agreements with contractual periods less than one year are excluded.

      We have not included amounts in this table for payments of pension contributions and payments for various postretirement welfare plans and postemployment benefit plans, as such amounts have not been determined beyond 2005.
      The following table details our known potential or possible future cash payments (on an undiscounted basis) related to various commercial and contingent obligations as of December 31, 2005, after giving pro forma effect to the transactions.

	Expiration by Period

Commercial and Contingent Obligations	2006	2007 — 2008	2009 — 2010	Thereafter	Total

	(Dollars in millions)
Surety obligations(1)	$285.7	$—	$—	$—	$285.7
Letters of credit(2)	72.3	—	—	—	72.3
Representations and warranties(3)	9.4	24.1	—	—	33.5
Income distributions from trust(4)	15.8	—	—	—	15.8

Total commercial and contingent obligations	$383.2	$24.1	$—	$—	$407.3

(1)	To support its operations, SCI has engaged certain surety companies to issue surety bonds on SCI’s behalf for customer financial assurance or as required by state and local regulations. The surety bonds are primarily obtained to provide assurance for SCI’s preneed funeral and preneed cemetery obligations, which are appropriately presented as liabilities in the consolidated balance sheet as Deferred preneed funeral contract revenues and Deferred cemetery contract revenues. The total outstanding surety bonds at December 31, 2005 were $329.3 million. Of this amount, $313.6 million was related to preneed funeral and preneed cemetery obligations. When SCI uses surety bonds for preneed funeral and cemetery obligations, the bond amount required is based on the calculated trusting requirements as if the contract was paid in full at the time of sale. When SCI deposits funds into state-mandated trust funds, however, the amount deposited is generally based on the amount of cash received and payment application rules in the state trust requirements. Therefore, in the event all of the surety companies canceled or did not renew SCI’s outstanding surety bonds, which are generally renewed for twelve-month periods, SCI would be required to either obtain replacement assurance or fund approximately $285.7 million, as of December 31, 2005, primarily into state-mandated trust accounts. At this time, SCI does not believe it will be required to fund material future amounts related to these surety bonds.

(2)	We are occasionally required to post letters of credit, issued by a financial institution, to secure certain insurance programs or other obligations. Letters of credit generally authorize the financial institution to make a payment to the beneficiary upon the satisfaction of a certain event or the failure to satisfy an obligation. The letters of credit are generally posted for one-year terms and are usually automatically renewed upon maturity until such time as we have satisfied the commitment secured by the letter of credit. We are obligated to reimburse the issuer only if the beneficiary collects on the letter of credit. We believe that it is unlikely we will be required to fund a claim under its outstanding letters of credit.

(3)	In addition to the letters of credit described above, SCI currently has contingent obligations of $33.5 million related to its asset sale and joint venture transactions. SCI has agreed to guarantee certain representations and warranties associated with such disposition transactions with letters of credit or interest-bearing cash investments. SCI has interest-bearing cash investments of $6.8 million included in Deferred charges and other assets pledged as collateral for certain of these contingent obligations. SCI does not believe it will ultimately be required to fund to third parties any claims against these representations and warranties. During the year ended December 31, 2004, SCI recognized $35.8 million of contractual obligations related to representations and warranties associated with the disposition of its funeral operations in France. The remaining obligations of $24.1 million at December 31, 2005 is primarily related to taxes and certain litigation matters. At June 30, 2006, the remaining obligations totaled $23.7 million. This amount is recorded in Other liabilities in SCI’s consolidated balance sheet. See note nineteen to SCI’s annual financial statements included in this prospectus for addition information related to the disposition of SCI’s French operations.

(4)	In certain states and provinces, SCI has withdrawn allowable distributable earnings including unrealized gains prior to the maturity or cancellation of the related contract. In the event of market declines, SCI may be required to re-deposit portions or all of these amounts into the respective trusts in some future period.
Financial Assurances

SCI
      In support of SCI’s operations, SCI has entered into arrangements with certain surety companies whereby such companies agree to issue surety bonds on its behalf as financial assurance and/or as required by existing state and local regulations. The surety bonds are used for various business purposes; however, the majority of the surety bonds issued and outstanding have been used to support our preneed funeral and cemetery sales activities. The obligations underlying these surety bonds assure are recorded on the consolidated balance sheet as Deferred preneed Funeral revenues and deferred preneed cemetery revenues. The breakdown of surety bonds between funeral and cemetery preneed arrangements, as well as surety bonds for other activities, are described below. The decrease in preneed funeral and preneed cemetery surety bonds is primarily the result of the completion of pre-construction projects, divested locations, and a change in the type of sales in Florida.

	December 31,	December 31,	June 30,
	2005	2004	2006

	(Dollars in millions)
Preneed funeral	$139.3	$146.7	$132.1
Preneed cemetery:
Merchandise and services	161.8	186.7	159.6
Pre-construction	12.5	8.3	11.1

Bonds supporting preneed funeral and cemetery obligations	313.6	341.7	302.8

Bonds supporting preneed business permits	4.7	5.3	4.5
Other bonds	11.0	5.5	11.0

Total surety bonds outstanding	$329.3	$352.5	$318.3

      When selling preneed funeral and cemetery contracts, SCI may post surety bonds where allowed by state law, except as noted below for Florida. SCI posts the surety bonds in lieu of trusting a certain amount of funds received from the customer. The amount of the bond posted is generally determined by the total amount of the preneed contract that would otherwise be required to be trusted, in accordance with applicable state law. For the year ended December 31, 2005 and 2004, SCI had $64.0 million and $102.7 million, respectively, of cash receipts attributable to bonded sales. For the six months ended June 30, 2006, SCI had $28.2 million of cash receipts attributable to bonded sales. These amounts do not consider reductions associated with taxes, obtaining costs, or other costs.
      Surety bond premiums are paid annually and are automatically renewable until maturity of the underlying preneed contracts, unless SCI is given prior notice of cancellation. Except for cemetery pre-construction bonds (which are irrevocable), the surety companies generally have the right to cancel the surety bonds at any time with appropriate notice. In the event a surety company was to cancel the surety bond, SCI is required to obtain replacement surety assurance from another surety company or fund a trust for an amount generally less than the posted bond amount. SCI does not expect it will be required to fund material future amounts related to these surety bonds because of lack of surety capacity.
      The applicable Florida law that allowed posting of surety bonds for preneed contracts expired December 31, 2004; however, it allowed for preneed contracts entered into prior to December 31, 2004 to continue to be bonded for the remaining life of those contracts. Of the total cash receipts attributable to bonded sales for the years ended December 31, 2005 and 2004, approximately $29.9 million and $63.0 million, respectively, were attributable to the state of Florida. On February 1, 2004, SCI elected to begin trusting as a financial assurance mechanism in Florida, rather than surety bonding, on new Florida sales of preneed funeral and cemetery merchandise and services. SCI’s net trust deposits required in 2005 for new Florida sales since changing to trust funding were $21.4 million. SCI’s net trust deposits required during 2004 for new trust funded sales were $15.4 million.
Historical Cash Flow
SCI

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005
      Highlights of cash flow for the first six months of 2006 compared to the same period of 2005 are as follows:

Operating activities — Cash flows from operating activities in the first six months of 2006 were $151.6 million, a decrease of $38.8 million compared to the first six months of 2005. The first six months of 2005 included a federal income tax refund of $29.0 million. Additionally, in the first six months of 2006, there were $16.5 million of long-term incentive compensation payments related to a 2003 award program. Excluding these items, cash flows from operating activities for the first six months of 2006 increased $6.7 million compared to the same period in 2005 primarily as a result of the second quarter 2006 receipt of $7.9 million of previously disputed trust fund proceeds described in Results of Operations above and improvements in SCI’s DSO for the first half of 2006.

Investing activities — Cash flows from investing activities decreased by $40.3 million in the first six months of 2006 compared to the same period of 2005 due to a decline in proceeds from divestitures and sales of property and equipment, reduced distributions from SCI’s French equity investment, and an increase in acquisitions, partially offset by a favorable change in restricted cash.

In the first six months of 2006, SCI received $27.0 million from divestitures and sales of property and equipment compared to $56.1 million in the first six months of 2005. In 2006, SCI also received $11.0 million of proceeds held as an income tax receivable related to the 2005 sale of its operations in Chile. SCI also paid $14.7 million in 2006 in cash for selected strategic acquisitions.

In the first six months of 2005, SCI received $21.6 million in proceeds and distributions from the disposition of its businesses in Argentina and Uruguay, $32.1 million from its equity investment in

France and $2.4 million from other sales of property and equipment. The $20.0 million net source from restricted cash for the first six months of 2006 compared to the first six months of 2005 included an $18.1 million deposit of payroll funds into a restricted account in 2005, partially offset by a return of $9.2 million in cash collateral previously pledged in connection with various commercial commitments. In addition, $11.0 million related to pending deposits that are no longer reported as restricted cash based on discussions with the SEC regarding their comment letter.

Financing activities — Cash used in financing activities decreased $127.1 million in the first six months of 2006 compared to the first six months of 2005 primarily due to a $161.9 million reduction in share repurchases and a $275.5 million decrease in debt repayments, partially offset by $291.5 million of proceeds from the issuance of debt in 2005. SCI also had a $10.5 million increase in capital lease payments reflecting new capital leases for certain transportation assets and a $7.0 million increase in dividend payments in 2006 compared to 2005.

      During the first six months of 2005, SCI repurchased 26.7 million shares of common stock for $189.8 million compared to 3.4 million shares for $27.9 million in 2006.
      SCI’s efforts in 2004 and 2005 to extend its debt maturity schedule resulted in significant decreases in debt payments in 2006. During the second quarter of 2005, SCI issued $300 million of senior unsecured 7.0% notes due 2017, and received $291.5 million in net proceeds. SCI used these proceeds to extinguish $286.2 million of outstanding debt. SCI did not issue or early retire any debt in 2006. SCI also paid $3.0 million in scheduled debt payments in the first half of 2005 compared to $13.7 million in scheduled debt payments in 2006.

Year Ended December 31, 2005 Compared to Years Ended December 31, 2004 and 2003
      Highlights of cash flow for the year ended December 31, 2005 compared to the same periods of 2004 and 2003 are as follows:

Operating activities — Cash flows from operating activities increased by $218.7 million to $312.9 million in 2005 compared to 2004. The 2004 cash flows from operating activities of $94.2 million declined by $280.1 million as compared to the operating cash flows in 2003. Included in 2005 was a federal income tax refund of $29.0 million. Included in 2004 was the payment of $131.1 million related to the resolution of certain litigation matters, a $20.0 million voluntary cash contribution to SCI’s pension plan, and the payment of $11.4 million to retire life insurance policy loans related to SCI’s SERP and Senior SERP retirement programs. Included in 2003 was a tax refund of $94.5 million and disbursements of $27.1 million (net of insurance recoveries) related to the resolution of certain litigation matters.

In addition to the items mentioned above, the increase in operating cash flows in 2005 as compared to 2004 is the result of an extra bi-weekly cash payroll payment of approximately $19.0 million in 2004, an approximate $13.0 million decrease in bonus payments, an increase in net trust withdrawals, and a $16.7 million decrease in cash interest paid. These net sources of cash were partially offset by cash outflows of $16.0 million associated with SCI’s cash funding of its 401(k) matches in 2005 (compared with funding through the use of stock in 2004) and a $10.2 million increase in cash outflows to improve internal controls in order to comply with Section 404 of the Sarbanes-Oxley Act. Cash receipts from Kenyon increased $15.0 million (offset by an $18.8 million increase in Kenyon expenses) in 2005 compared to the same period in 2004 due to Kenyon’s involvement with the incidents in Asia, Greece and the U.S. gulf coast. Additionally, cash flows from operating activities provided by SCI’s former operations in France decreased $18.3 million in 2005 as a result of the sale of its French operations in March 2004.

The decrease in operating cash flows in 2004 as compared to 2003 was also driven by the extra bi-weekly cash payroll payment in 2004 and the divestiture of SCI’s operations in France. Cash flow from operating activities in France declined $14.7 million from $33.0 million in 2003 to $18.3 million for the short period in 2004 prior to the disposition. The remaining decline was attributable to the replacement of bonding with trust funding for new preneed sales in Florida and working capital increases primarily associated with decreases in accounts receivable collections. These net cash outflows were partially offset by a $25.6 million decrease in cash interest payments due to significant debt reductions during 2004.

SCI did not pay federal income taxes in 2005, 2004 or 2003. Because of its significant net operating loss carryforwards SCI does not expect to pay federal income taxes until 2007. Foreign, state and local income tax payments declined $4.2 million to $6.6 million in 2005 as compared to $10.8 million in 2004 and $14.5 million in 2003 primarily as a result of less foreign taxes paid due to the disposition of SCI’s French operations in 2004.

Investing activities — Cash flows from investing activities declined by $118.5 million in 2005 compared to 2004 primarily due to a decline in proceeds from sales of international businesses and equity investments and a decrease in net withdrawals from restricted funds primarily related to various commercial commitments. Partially offsetting these decreases was the payment in 2004 of $51.7 million to satisfy a contingent purchase obligation associated with the 1998 acquisition of SCI’s operations in Chile. The $326.9 million improvement in investing cash flows in 2004 as compared to 2003 was driven by proceeds from dispositions and an increase in net withdrawals from restricted funds, partially offset by the 2004 payment of the contingent purchase obligation previously mentioned.

In 2005, SCI received $90.4 million from the disposition of its cemetery operation in Chile, $42.7 million related to the collection of a €10,000 note receivable and the redemption of preferred equity certificates related to SCI’s equity investment in its former French operations (of which $39.7 million is reported as an investing activity), and $21.6 million from the disposition of its Argentina and Uruguay businesses.

In March 2004, SCI sold its funeral operations in France and received net cash proceeds of $281.7 million. Following a successful public offering transaction of SCI’s former United Kingdom affiliate during the second quarter of 2004, SCI liquidated its debt and equity holdings in its former United Kingdom affiliate and collected $53.8 million in aggregate, of which $49.2 million is reported as an investing activity.

Financing activities — Cash used in financing activities decreased $9.6 million in 2005 compared to 2004 primarily due to an increase in proceeds from the issuance of debt and a decrease in debt extinguishments, partially offset by an increase in share repurchases and dividend payments. The $35.7 million increase in cash used for financing in 2004 as compared to 2003 was driven by debt extinguishments and stock repurchases.

Payments of debt were $85.8 million in 2005 primarily related to the $63.5 million final payment of 6.00% notes due December 2005 and $14.5 million in note payments. Payments of debt were $177.8 million in 2004 primarily related to the repayment of $111.2 million of the 7.375% notes due 2004 and $50.8 million of 8.375% notes due in 2004.

Proceeds from the issuance of debt were $291.5 million in 2005 due to the issuance of senior unsecured 7.00% notes due June 15, 2017 for $300.0 million, net of $1.0 million of debt issue costs. In 2004, proceeds of $241.4 million were due to the issuance of 6.75% notes due April 1, 2016 in the amount of $250.0 million, net of $0.4 million of debt issue costs.

SCI repurchased 31.0 million shares of its common stock for $225.1 million in 2005 and 16.7 million shares of common stock for $110.3 million in 2004.

SCI paid $22.6 million of cash dividends during 2005 related to the quarterly cash dividend recently reinstated by the Board of Directors. There were no dividend payments in 2004 or 2003.

Alderwoods
      Alderwoods derives the majority of its cash from atneed funeral and cemetery activities. Cash flow is also impacted by the funeral and cemetery preneed activities.

Twenty-Four Weeks Ended June 17, 2006 Compared to Twenty-Four Weeks Ended June 18, 2005
      Net cash from continuing operating activities was $40.3 million for the 24 weeks ended June 17, 2006, compared to $70.9 million for the corresponding period in 2005. The decrease was primarily due to the following three components from the corresponding period in 2005 (i) a $18.1 million in withdrawals of excess funds from funeral and cemetery trusts resulting from Alderwoods’s ongoing review process; (ii) $16.1 million related to collateral for liability lines of insurance coverage replaced with a letter of credit and (iii) a $9.1 million payment in connection with the US Trustee bankruptcy fee.
      Alderwoods’s insurance subsidiary is subject to certain state regulations that restrict distributions, loans and advances from the subsidiary to Alderwoods and its other subsidiaries. Dividends are only distributable after regulatory approval is obtained. The cash inflows from operations of the insurance subsidiary are primarily generated from insurance premiums, all of which are invested in insurance invested assets.
      Net cash used in continuing investing activities was $24.9 million for the 24 weeks ended June 17, 2006, compared to $22.9 million for the corresponding period in 2005.
      Net cash used in continuing financing activities was $14.5 million for the 24 weeks ended June 17, 2006, compared to $52.7 million for the corresponding period in 2005. The decrease of $38.2 million was primarily due to lower repayments of debt during the 24 weeks ended June 17, 2006, compared to the corresponding period in 2005.

Fifty-Two Weeks Ended December 31, 2005 Compared to Fifty-Two Weeks Ended January 1, 2005
      Net cash from continuing operating activities was $147.4 million for the 52 weeks ended December 31, 2005, compared to $104.3 million for the 52 weeks ended January 1, 2005. The increase was primarily due to $25.4 million in withdrawals of excess funds from funeral and cemetery trusts resulting from Alderwoods’s ongoing review of these trusts (which is substantially complete), $16.1 million related to collateral for liability lines of insurance coverage replaced with a letter of credit and the collection of an $11.5 million settlement for notes receivables previously recorded as an allowance. The increase is partially offset by the payment of $9.1 million as settlement of the U.S. trustee bankruptcy fee.
      Net cash used in continuing investing activities was $69.0 million for the 52 weeks ended December 31, 2005, compared to $67.9 million for the 52 weeks ended January 1, 2005. The increase was primarily due to the increase of $5.3 million in purchase of property and equipment partially offset by a decrease of $4.4 million in net purchase of insurance assets.
      Net cash used in continuing financing activities was $87.7 million for the 52 weeks ended December 31, 2005, compared to $192.5 million for the 52 weeks ended January 1, 2005. The decrease of $104.8 million was primarily due to the lower net repayment of debt during the 52 weeks ended December 31, 2005, compared to the 52 weeks ended January 1, 2005.
      For the 52 weeks ended December 31, 2005, the majority of the net proceeds of $23.7 million from the sale of Alderwoods’s operating locations and excess real estate were used to further reduce long term debt.
Critical Accounting Policies
      After the acquisition, the critical accounting policies of SCI will be the critical accounting policies of the combined company. Set forth below are the critical accounting policies of each of SCI and Alderwoods prior to the acquisition.

SCI
      SCI’s consolidated financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. Estimates and assumptions affect the carrying values of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet date. Actual results could differ from such estimates due to uncertainties associated with the methods and assumptions underlying SCI’s critical accounting measurements. The following is a discussion of SCI’s critical accounting policies pertaining to revenue recognition, preneed funeral and cemetery contracts, the impairment or disposal of long-lived assets, and the use of estimates.
     Revenue Recognition
      Funeral revenue is recognized when funeral services are performed. SCI’s trade receivables primarily consist of amounts due for funeral services already performed. Revenue associated with cemetery merchandise and services is recognized when the service is performed or merchandise is delivered. Revenue associated with cemetery property interment rights is recognized in accordance with the retail land sales provision of SFAS No. 66, “Accounting for the Sales of Real Estate” (SFAS 66). Under SFAS 66, revenue from constructed cemetery property is not recognized until a minimum percentage (10%) of the sales price has been collected. Revenue related to the preneed sale of unconstructed cemetery property is deferred until it is constructed and 10% of the sales price is collected.
      When a customer enters into a preneed funeral trust contract, the entire purchase price is deferred and the revenue is recognized at the time of maturity. The revenues associated with a preneed cemetery contract, however, may be recognized as different contract events occur. Preneed sales of cemetery interment rights (cemetery burial property) are recognized when a minimum of 10% of the sales price has been collected and the property has been constructed or is available for interment. For personalized marker merchandise, with the customer’s direction generally obtained at the time of sale, SCI can choose to order, store, and transfer title to the customer. Upon the earlier of vendor storage of these items or delivery in SCI’s cemetery, SCI recognizes the associated revenues and record the cost of sale. For services and non-personalized merchandise (such as vaults), SCI defer the revenues until the services are performed and the merchandise is delivered.
     Preneed Funeral and Cemetery Activities
      In addition to selling SCI’s products and services to client families at the time of need, SCI sells price guaranteed preneed funeral and cemetery contracts which provide for future funeral or cemetery services and merchandise. A preneed arrangement is a means through which a customer contractually agrees to the terms of a funeral service, cremation service, and/or cemetery burial interment right, merchandise or cemetery service to be performed or provided in the future (that is, in advance of when needed or “preneed”).
      While some customers may pay for their preneed funeral or cemetery contract in a single payment, most preneed funeral and cemetery contracts are sold on an installment basis over a period of one to seven years. On these installment contracts, SCI receives, on average, a down payment at the time of sale of approximately 10%. SCI revised its policy for finance charges on preneed cemetery installment contracts in the second half of 2005. Based on this revision, preneed cemetery installment contracts generally now include a finance charge ranging from 9.9% to 10.9% depending on the payment period and state or provincial laws. Unlike cemetery installment contracts, the majority of SCI’s preneed funeral installment contracts have not included a finance charge. After test marketing a finance charge program for preneed funeral trust contracts during the fourth quarter of 2004, SCI implemented a finance charge program in five core trust states during 2005, which represent approximately 55% of its preneed funeral trust production.
      Since preneed funeral and cemetery services or merchandise will not be provided until some time in the future, most states and provinces require that all or a portion of the funds collected from customers on preneed funeral and cemetery contracts be paid into merchandise and service trusts until the merchandise is delivered or the service is performed. In certain situations, where permitted by state or provincial laws, SCI posts a surety bond as financial assurance for a certain amount of the preneed funeral or cemetery contract in lieu of placing funds into trust accounts. Alternatively, where allowed, customers may choose to purchase a life insurance or annuity policy from third party insurance companies to fund their preneed funeral. Only certain of these customer funding options may be applicable in any given market we serve. SCI does not fund preneed cemetery contracts with insurance policies.
      Trust funded preneed funeral and cemetery contracts: The funds deposited into trust (in accordance with various state and provincial laws) are invested by independent trustees in accordance with the investment guidelines established by statute or, where the prudent investor rule is applicable, the guidelines established by the Investment Committee of our Board of Directors. The trustees utilize professional investment advisors to select and monitor the money managers that make the individual investment decisions in accordance with the guidelines. SCI retains any funds above the amounts required to be deposited into trust accounts and uses them for working capital purposes, generally to offset the selling and administrative costs of the preneed programs. State or provincial law governs the timing of the required deposits into the trust accounts, which generally ranges from five to 45 days after receipt of the funds from the customer.
      Investment earnings associated with the trust investments are expected to mitigate the inflationary costs of providing the preneed funeral and cemetery services and merchandise in the future for the prices that were guaranteed at the time of sale. As a result of the adoption of the revised Financial Accounting Standards Board Interpretation No. 46,“Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51” (FIN 46R) in 2004, the preneed funeral and cemetery trust assets have been consolidated and are recorded in SCI’s consolidated balance sheet at market value in accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS 115). Investment earnings on trust assets are generally accumulated in the trust and distributed as the revenue associated with the preneed funeral or cemetery contract is recognized or cancelled by the customer. In certain states and provinces, the trusts are allowed to distribute a portion of the investment earnings to us prior to that date.
      Prior to January 1, 2005, direct selling costs incurred pursuant to the sales of trust funded preneed funeral and cemetery contracts were deferred and included in Deferred charges and other assets in the consolidated balance sheet. The deferred selling costs were expensed in proportion to the corresponding revenues when recognized. Other selling costs associated with the sales and marketing of preneed funeral and cemetery contracts (e.g., lead procurements costs, brochures and marketing materials, advertising and administrative costs) were expensed as incurred.
      Beginning January 1, 2005, SCI made an accounting change to expense as incurred all direct selling costs associated with the sales of trust funded preneed funeral and cemetery contracts.
      If a preneed funeral or cemetery contract is cancelled prior to delivery, state or provincial law determines the amount of the refund owed to the customer, if any, including the amount of the attributed investment earnings. Upon cancellation, SCI receives the amount of principal deposited to trust and previously undistributed net investment earnings and, where required, issue a refund to the customer. SCI retains excess funds, if any, and recognize the attributed investment earnings (net of any investment earnings payable to the customer) as revenue in our consolidated statement of operations. In certain jurisdictions, SCI may be obligated to fund any shortfall if the amounts deposited by the customer exceed the funds in trust. Based on its historical experience, SCI has included a cancellation reserve for preneed funeral and cemetery contracts in its consolidated balance sheet of $112.0 million as of December 31, 2005 and of $113.8 million as of June 30, 2006.
      The cash flow activity over the life of a trust funded preneed funeral or cemetery contract from the date of sale to its recognition or cancellation is captured in the line item Net effect of preneed funeral or cemetery production and maturities/deliveries and Net income (loss) in the consolidated statement of cash flows. While the contract is outstanding, cash flow is provided by the amount retained from funds collected from the customer and any distributed investment earnings. Prior to January 1, 2005, this amount was reduced by the payment of preneed deferred selling costs. The effect of amortizing preneed deferred selling costs was reflected in Depreciation and amortization in the consolidated statement of cash flows. Effective January 1, 2005, the payment of direct selling costs associated with trust funded preneed contracts is reflected in the consolidated statement of cash flows as cash flows from operating activities in the line item Net income (loss), since such direct selling costs are expensed as incurred. At the time of death maturity, SCI receives the principal and undistributed investment earnings from the funeral trust and any remaining receivable due from the customer. At the time of delivery or storage of cemetery merchandise and service items for which we were required to deposit funds to trust, SCI receives the principal and undistributed investment earnings from the cemetery trust. There is generally no remaining receivable due from the customer, as our policy is to deliver preneed cemetery merchandise and service items only upon payment of the contract balance in full. This cash flow at the time of service, delivery or storage is generally less than the associated revenue recognized, thus reducing cash flow from operating activities.
      The tables below detail the North America results of trust funded preneed funeral and cemetery production for the years ended December 31, 2005 and 2004. The increase in preneed funeral trust production in 2005 relates primarily to a significant shift from the sale of insurance contracts to trust contracts in California and Colorado.

	North America

	Year Ended
	December 31,
			Six Months Ended
	2005	2004	June 30, 2006

	(Dollars in millions)
Funeral
Preneed trust funded (including bonded):
Sales production	$131.9	$113.9	$64.6
Sales production (number of contracts)	35,490	33,286	15,241
Sales maturities	$160.9	$161.7	$86.9
Sales maturities (number of contracts)	40,368	39,418	20,294
Cemetery
Sales production:
Preneed	$307.4	$303.4	$160.9
Atneed	210.5	197.7	111.0

Total sales production	$517.9	$501.1	$271.9

      Insurance funded preneed funeral contracts: Where permitted, customers may arrange their preneed funeral contract by purchasing a life insurance or annuity policy from third party insurance companies, for which SCI earns a commission for being the general agent for the insurance company. These general agency commissions (GA revenues) are based on a percentage per contract sold and are recognized as funeral revenues when the insurance purchase transaction between the customer and third party insurance provider is completed. Direct selling costs incurred pursuant to the sale of insurance funded preneed funeral contracts are expensed as incurred. The policy amount of the insurance contract between the customer and the third party insurance company generally equals the amount of the preneed funeral contract. However, SCI does not reflect the unfulfilled insurance funded preneed funeral contract amounts in our consolidated balance sheet.
      The third party insurance company collects funds related to the insurance contract directly from the customer. The life insurance contracts include increasing death benefit provisions, which are expected to offset the inflationary costs of providing the preneed funeral services and merchandise in the future for the prices that were guaranteed at the time of the preneed sale. These death benefits payable by third party insurance companies increase annually pursuant to the terms of the life insurance policies purchased in advance of need by SCI’s customers to fund their funerals. The customer/policy holder assigns the policy benefits to SCI’s funeral home to pay for the preneed funeral contract at the time of need. Approximately 60% of SCI’s 2005 North America preneed funeral production is insurance funded preneed funeral contracts.
      Additionally, SCI may receive cash overrides based on achieving certain dollar volume targets of life insurance policies sold as a result of marketing agreements entered into in connection with the sale of SCI’s insurance subsidiaries in 2000. These overrides are recorded in Other income, net in the consolidated statement of operations.
      If a customer cancels the insurance funded preneed funeral contract prior to death, the insurance company pays the cash surrender value under the insurance policy directly to the customer. If the contract was outstanding for less than one year, the insurance company generally charges back the GA revenues and overrides SCI received on the contract. An allowance for these charge backs is included in the consolidated balance sheet based on SCI’s historical charge back experience totaling $3.1 million and $3.6 million in 2005 and 2004, respectively.
      Because insurance funded preneed funeral contracts are not reflected in SCI’s consolidated balance sheet, the cash flow activity associated with these contracts generally occurs only at the time of sale and at death or cancellation, and is recorded as cash flows from operating activities within SCI’s funeral segment. Upon execution of the contract, the GA revenues and overrides received net of the direct selling costs provide a net source of cash flow. If the insurance contract cancels within one year following the date of sale, our cash flow is reduced by the charge back of GA revenues and overrides. At death maturity, the insurance funded preneed funeral contracts are included in funeral trade accounts receivable and funeral revenues when the funeral service is performed. Proceeds from the life insurance policies are used to satisfy the receivables due. The insurance proceeds (which include the increasing death benefit) less the funds used to provide the funeral goods and services provide a net source of cash flow.
      The table below details the North America results of insurance funded preneed funeral production for the years ended December 31, 2005 and 2004, and the number of contracts associated with that net production. In 2005, SCI began charging back preneed funeral insurance production for all cancellations of contracts greater than one year old. These charge backs amounted to $21.2 million in 2005. The decrease in preneed funeral insurance production in 2005 relates to the change related to cancellations coupled with a significant shift from the sale of insurance contracts to trust contracts in California and Colorado.

	North America

	Years Ended		Six Months
	December 31,		Ended June 30,

	2005	2004	2006

	(Dollars in millions)
Funeral
Preneed trust funded (including bonded):
Sales production(1)	$193.4	$238.6	$96.1
Sales production (number of contracts)	42,221	51,533	18,729
General agency revenue	$27.6	$28.3	$16.6
Sales maturities	$194.0	$197.2	$96.0
Sales maturities (number of contracts)	41,640	43,508	20,189

(1)	Amounts are not included in the consolidated balance sheet
      North America backlog of preneed funeral and cemetery contracts: The following table reflects the North America backlog of trust funded deferred preneed funeral and cemetery contract revenues (market and cost bases) including amounts related to Non-controlling interest in funeral and cemetery trusts at December 31, 2005 and 2004. Additionally, SCI has reflected the North America backlog of unfulfilled insurance funded contracts (not included in our consolidated balance sheet) and total North America backlog of preneed funeral contract revenues at December 31, 2005 and 2004. The backlog amounts presented are reduced by an amount that SCI believes will cancel before maturity based on its historical experience.

      The table also reflects the North America trust funded preneed funeral and cemetery receivables and trust investments (investments at market and cost bases) associated with the backlog of trust funded deferred preneed funeral and cemetery contract revenues, net of an estimated cancellation allowance. The cost and market values associated with funeral and cemetery trust investments included in the assets associated with the backlog of trust funded deferred preneed funeral and cemetery revenues at December 31, 2005 and 2004 are computed as follows:

•	Cost reflects the investment (net of redemptions) of control holders in common trust funds, mutual funds and private equity investments.

•	Market reflects the fair market value of securities or cash held by the common trust funds, mutual funds at published values and the estimated market value of private equity investments (including debt as well as the estimated fair value related to the contract holders’ equity in majority owned real estate investments).
      The market value of funeral and cemetery trust investments was based primarily on quoted market prices at December 31, 2005 and 2004. The difference between the backlog and asset amounts represents the contracts for which SCI has posted surety bonds as financial assurance in lieu of trusting, the amounts collected from customers that were not required to be deposited to trust and allowable cash distributions from trust assets. The table also reflects the amounts expected to be received from insurance companies from the assignment of policy proceeds related to insurance funded funeral contracts.

	North America Funeral

	December 31, 2005		December 31, 2004		June 30, 2006

	Market	Cost	Market	Cost	Market	Cost

	(Dollars in millions)
Backlog of trust funded deferred preneed funeral revenues(1)	$1,495.5	$1,482.6	$1,475.9	$1,440.8	$1,508.6	$1,507.7
Backlog of insurance funded preneed funeral revenues(2)	$2,092.1	$2,092.1	$2,129.5	$2,129.5	$2,132.8	$2,132.8

Total backlog of preneed funeral revenues	$3,587.6	$3,574.7	$3,605.4	$3,570.3	$3,641.4	$3,640.5

Assets associated with backlog of trust funded deferred preneed funeral revenues, net of estimated allowance for cancellation	$1,158.7	$1,145.9	$1,165.8	$1,130.6	$1,164.4	$1,163.4
Insurance policies associated with insurance funded deferred preneed funeral revenues, net of estimated allowance for cancellation(2)	$2,092.1	$2,092.1	$2,129.5	$2,129.5	$2,132.8	$2,132.8

Total assets associated with backlog of preneed funeral revenues	$3,250.8	$3,238.0	$3,295.3	$3,260.1	$3,297.2	$3,296.2

	North America Cemetery

	December 31, 2005		December 31, 2004		June 30, 2006

	Market	Cost	Market	Cost	Market	Cost

	(Dollars in millions)
Backlog of deferred cemetery revenues(1)	$1,644.5	$1,600.5	$1,682.3	$1,605.4	$1,672.3	$1,637.3
Assets associated with backlog of deferred cemetery revenues, net of estimated allowance for cancellation	$1,157.4	$1,119.3	$1,237.4	$1,170.8	$1,151.1	$1,120.7

(1)	Includes amounts reflected as Non-controlling interest in funeral and cemetery trusts in the consolidated balance sheet, net of estimated allowance for cancellation.

(2)	Insurance funded preneed funeral contracts, net of estimated allowance for cancellation are not included in the consolidated balance sheet.

     Impairment or Disposal of Long-Lived Assets
      SCI tests for impairment of goodwill using a two-step approach as prescribed in SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). The first step of SCI’s goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. SCI does not record an impairment of goodwill in instances where the fair value of a reporting unit exceeds its carrying amount. The second step of SCI’s goodwill impairment test is required only in situations where the carrying amount of the reporting unit exceeds its fair value as determined in the first step. In such instances, SCI compares the implied fair value of goodwill (as defined in SFAS 142) to its carrying amount of goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Fair market value of a reporting unit is determined using a calculation based on multiples of revenue and multiples of EBITDA, or earnings before interest, taxes, depreciation and amortization, of both SCI and its competitors. Based on SCI’s impairment tests at September 30, 2005 and September 30, 2004, SCI concluded that there was no impairment of goodwill in accordance with SFAS 142.
      SCI reviews its remaining long-lived assets for impairment when changes in circumstances indicate that the carrying amount of the asset may not be recoverable, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144). SFAS 144 requires that long-lived assets to be held and used are reported at the lower of their carrying amount or fair value. Assets to be disposed of and assets not expected to provide any future service potential are recorded at the lower of their carrying amount or fair value less estimated cost to sell.
      In November 2005, SCI sold 21 cemeteries and six funeral homes to StoneMor Partners LP. In the third quarter of 2005, SCI committed to a plan to sell these locations and classified these properties as held for sale. Pursuant to its impairment policy under SFAS 144, we recorded an impairment charge of $25.3 million in our cemetery segment and $4.7 million in its funeral segment.
      During the second quarter of 2004, SCI committed to a plan to divest its funeral and cemetery operations in Argentina and Uruguay. Upon this triggering event, in June 2004, SCI tested these operations for impairment in accordance with SFAS 144. As a result of this impairment test, SCI recorded an impairment charge of $15.2 million in its second quarter 2004 consolidated financial statements. At December 31, 2003, SCI had no recorded goodwill associated with Argentina and Uruguay. As a result, SCI did not perform a SFAS 142 test in 2003 for these operations.
      In January 2003, SCI classified the France operating assets held for sale and ceased depreciation. In 2004, SCI sold its funeral operations in France and then purchased a 25% equity interest in the total equity capital of the newly formed entity.
     Use of Estimates
      The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions affect the carrying values of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet date. Actual results could differ from such estimates due to uncertainties associated with the methods and assumptions underlying our critical accounting measurements. Key estimates used by management, among others, include:

Allowances — SCI provides various allowances and/or cancellation reserves for our funeral and cemetery preneed and at need receivables, as well as for its preneed funeral and preneed cemetery deferred revenues. These allowances are based on an analysis of historical trends and include, where applicable, collection and cancellation activity. After 30 days, atneed funeral receivables are considered past due. Collections are managed by the locations until a receivable is 180 days delinquent, at which time it is written off and sent to a collection agency. These estimates are impacted by a number of factors, including changes in economy, relocation, and demographic or competitive changes in our areas of operation.

Valuation of trust investments — With the implementation of revised FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51” (FIN 46R), as of March 31, 2004, SCI replaced receivables due from trust assets recorded at cost with the actual trust investments recorded at market value. The trust investments include marketable securities that are classified as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Where quoted market prices are not available, SCI obtains estimates of fair value from the managers of the private equity funds, which are based on the market value of the underlying real estate and private equity investments. These market values are based on contract offers for the real estate or the managers’ appraisals of the venture capital funds.

Legal liability reserves — Contingent liabilities, principally for legal liability matters, are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Liabilities accrued for legal matters require judgments regarding projected outcomes and range of loss based on historical experience and recommendations of legal counsel. However, litigation is inherently unpredictable, and excessive verdicts do occur. SCI’s legal exposures and the ultimate outcome of these legal proceedings could be material to operating results or cash flows in any given quarter or year.

Depreciation of long-lived assets — SCI depreciates its long-lived assets over their estimated useful lives. These estimates of useful lives may be affected by such factors as changing market conditions or changes in regulatory requirements.

Income taxes — SCI ability to realize the benefit of certain of its deferred tax assets requires it to achieve certain future earnings levels. SCI has established a valuation allowance against a portion of its deferred tax assets and could be required to further adjust that valuation allowance if market conditions change materially and future earnings are, or are projected to be, significantly different from our current estimates. SCI intends to permanently reinvest the unremitted earnings of certain of its foreign subsidiaries in those businesses outside the United States and, therefore, have not provided for deferred federal income taxes on such unremitted foreign earnings.

A number of years may elapse before particular tax matters, for which SCI has established accruals, are audited and finally resolved. The number of tax years with open tax audits varies depending on the tax jurisdiction. In the United States, the Internal Revenue Service is currently examining SCI’s tax returns for 1999 through 2002 and various state jurisdictions are auditing years through 2004. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, SCI believes that its accruals reflect the probable outcome of known tax contingencies. Unfavorable settlement of any particular issue would reduce a deferred tax asset or require the use of cash. Favorable resolution could result in reduced income tax expense reported in the financial statements in the future. Our tax accruals are presented in the balance sheet within Deferred income taxes and Other liabilities.

Pension cost — SCI’s pension plans are frozen with no benefits accruing to participants except interest. SCI’s pension costs and liabilities are actuarially determined based on certain assumptions, including the discount rate used to compute future benefit obligations. On January 1, 2004, SCI changed its method of accounting for gains and losses on pension assets and obligations to recognize such gains and losses in our consolidated statement of operations during the year in which they occur. Therefore, in 2005 and 2004, the concept of an expected rate of return on plan assets is not applicable. In 2003 and prior years, it was SCI’s policy to use an expected rate for return on assets comparable to rates of return on high-quality fixed income investments available and expected to be available during the period to maturity of SCI’s pension benefits. SCI used a 9.0% assumed rate of return on plan assets in 2003 as a result of a high allocation of equity securities within the plan assets.

Discount rates used to determine pension obligations for SCI’s pension plans were 5.75%, 6.00% and 6.25% for the years ended 2005, 2004, and 2003, respectively. SCI bases the discount rate used to compute future benefit obligations using an analysis of expected future benefit payments. SCI verifies the reasonableness of the discount rate by comparing its rate to the rate earned on high-quality fixed income investments, such as the Moody’s Aa index, high-quality fixed income investments. At December 31, 2005, 55% of SCI’s plan assets were invested in core diversified and market neutral hedge funds, 33% of the plan assets were invested in equity securities and the remaining 12% of plan assets were fixed income securities. As of December 31, 2005, the equity securities were invested approximately 58% in U.S. “Large Cap” investments, 21% in international equities and 21% in U.S. “Small Cap” investments. In connection with a $20 million infusion of funds into SCI’s plan in early 2004, SCI rebalanced the plan assets to have a lower percentage invested in traditional equity securities and fixed income securities and instead incorporate investments into hedge funds. SCI believes that over time this reallocation will reduce the volatility and limit the negative impact of its investment returns.

A sensitivity analysis of the net periodic benefit cost was modeled to assess the impact that changing discount rates could have on pre-tax earnings. The sensitivity analysis assumes a 0.25% adverse change to the discount rate with all other variables held constant. Using this model, SCI’s pre-tax earnings would have decreased by less than $1.0 million, or less than $.01 per diluted share, for the year ended December 31, 2005.

Insurance loss reserves — SCI purchases comprehensive general liability, morticians and cemetery professional liability, automobile liability and workers compensation insurance coverages structured with high deductibles. This high deductible insurance program results in SCI being primarily self-insured for claims and associated costs and losses covered by these policies. Historical insurance industry experience indicates a high degree of inherent variability in assessing the ultimate amount of losses associated with casualty insurance claims. This is especially true with respect to liability and workers compensation exposures due to the extended period of time that transpires between when the claim might occur and the full settlement of such claim, often many years. SCI continually evaluates loss estimates associated with claims and losses related to these insurance coverages and falling within the deductible of each coverage through the use of qualified and independent actuaries. Assumptions based on factors such as claim settlement patterns, claim development trends, claim frequency and severity patterns, inflationary trends and data reasonableness will generally effect the analysis and determination of the “best estimate” of the projected ultimate claim losses. The results of these actuarial evaluations are used to both analyze and adjust our insurance loss reserves.

SCI’s independent actuaries used five actuarial methods generally accepted by the Casualty Actuarial Society to arrive at an estimate of a range that we refer to as “reasonably possible”. The Actuarial Standard of Practice No. 36 (ASOP 36 published by the American Academy of Actuaries) states: “A range of reasonable estimates is a range of estimates that could be produced by appropriate actuarial methods or alternative sets of assumptions that the actuary judges to be reasonable.” Methods used to determine SCI’s reasonably possible range are: paid and incurred loss development methods; frequency-severity methods; and paid and incurred Bornhuetter-Ferguson methods. All of these methods were used to determine SCI’s reasonably possible range of insurance loss reserves for the years ended December 31, 2005, 2004 and 2003.

SCI has not changed its methodologies for determining the reasonably possible range; however, there are changes made to the assumptions as the loss development factors are updated. These loss development factors are determined based on SCI’s historical loss development data(1) and are updated annually as new data becomes available. As a result, the loss development factors used in the December 31, 2004 analysis could be different from the loss development factors used in the December 31, 2005 analysis. SCI considers these changes in loss development factors synonymous to “changes in assumptions”. The final loss estimate is not determined by weighting the methodologies, but instead is subjectively arrived at by SCI’s independent actuary considering the relative merits of the various methods and the truncated average of the various methods.

For each loss type (workers compensation, general liability, and auto liability) “loss triangles” are generated, which show the cumulative valuation of each loss period over time. The loss components evaluated include incurred losses, paid losses, reported claim counts, and average incurred loss. The actuarial analysis of losses uses this data to estimate future loss development or settlement value of the losses. Since these loss development factors are an estimate about future loss development, the calculation of ultimate losses is also an estimate. The actual ultimate loss value may not be known for many years, and may differ significantly from the estimated value of the ultimate losses.

As of December 31, 2005, reported losses within SCI’s retention for workers compensation, general liability and auto liability incurred during the period May 1, 1987 through December 31, 2005 were approximately $203.0 million. The selected fully developed ultimate settlement value estimated by SCI’s independent actuary was $238.6 million. Paid losses were $189.6 million indicating a reserve requirement of $49.0 million. After considering matters discussed with SCI’s independent actuary related to this calculation, SCI estimated the reserve to be $49.0 million as of December 31, 2005.

      At December 31, 2005 and 2004, the balances in the reserve and the related activity were as follows:

(Dollars in millions)
Balance at December 31, 2003	$(46.8)
Additions	(38.3)
Payments	37.8

Balance at December 31, 2004	$(47.3)
Additions	(20.1)
Payments	18.4

Balance at December 31, 2005	$(49.0)

      SCI’s independent actuary performed a sensitivity analysis that was modeled to assess the impact of changes to the reserve pertaining to workers compensation, general liability, and auto liability. The sensitivity analysis assumes an instantaneous 10% adverse change to the loss development factors as summarized below.

Sensitivity Analysis

(Dollars in millions)
Workers Compensation	$2.7
General Liability	$1.6
Auto Liability	$0.3

Total Sensitivity	$4.6

(1)	The loss development factors used in the December 31, 2005 calculation are based on SCI’s actual claim history by policy year for the period beginning May 1, 1991 — May 1, 2005.
Recent Accounting Pronouncements and Accounting Changes
     Accounting Changes and Error Corrections
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — A Replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS 154). SFAS 154 primarily requires retrospective application to prior period financial statements for the direct effects of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (January 1, 2006 for us). The impact of SFAS 154 will depend on the nature and extent of any voluntary accounting changes or error corrections after the effective date, but SCI does not expect SFAS 154 to have a material impact on its consolidated financial statements.

     Other-than-Temporary Impairments
      In June 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment, and directed the staff to issue proposed FSP EITF 03-1-a, Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1, as final. The final FSP supersedes EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, and EITF Topic No. D-44, Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value. The final FSP (retitled FSP FAS 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments) replaces the guidance set forth in paragraphs 10-18 of EITF Issue 03-1 with references to existing other-than-temporary impairment guidance. FSP FAS 115-1 codifies the guidance set forth in EITF Topic D-44 and clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell has not been made. FSP FAS 115-1 is effective for other-than-temporary analysis conducted in periods beginning after December 15, 2005. SCI adopted the provisions of FSP FAS 115-1 as of January 1, 2006 and as of the date of adoption, this statement had no material impact on its consolidated financial statements.
     Deferred Selling Costs
      Effective January 1, 2005, SCI changed its method of accounting for direct selling costs related to the acquisition of preneed funeral and preneed cemetery contracts. Prior to this change, SCI capitalized such direct selling costs and amortized these deferred selling costs in proportion to the revenue recognized. Under SCI’s new method of accounting, SCI expenses these direct selling costs as incurred. SCI believes the new method is preferable because it better reflects the economics of its business.
      As of January 1, 2005, SCI recorded a cumulative effect charge of $187.5 million, net of tax of $117.4 million. This amount represents the cumulative balance of deferred selling costs recorded on SCI’s consolidated balance sheet in Deferred charges and other assets at the time of the accounting change. If we had not changed its method of accounting for direct selling costs as described above, net income for the year ended December 31, 2005 would have been approximately $10.5 million or $.03 per basic and diluted share higher than currently reported.
      The pro forma amounts for the years ended December 31, 2004 and 2003 in the table below reflect SCI’s new policy to expense selling costs as incurred. The effect of the change for the years ended December 31, 2004 and December 31, 2003 would have decreased net income from continuing operations before cumulative effects of accounting changes by approximately $9.4 million and $6.5 million or $.03 and $.02 per diluted share, respectively.

	Year Ended			Year Ended
	December 31, 2004			December 31, 2003

		Deferred			Deferred
		Selling			Selling
		Costs			Costs
	Historical	Net(1)	Pro Forma	Historical	Net(1)	Pro Forma

	(Restated)		(Restated)	(Restated)		(Restated)
	(Dollars in millions, except per share data)
Gross profits:
Funeral	$227.8	$(4.7)	$223.1	$273.7	$(4.3)	$269.4
Cemetery	102.2	(9.6)	92.6	82.5	(6.4)	76.1

	$330.0	$(14.3)	$315.7	$356.2	$(10.7)	$345.5
Income (loss) from continuing operations before income taxes and cumulative effects of accounting changes	$112.0	$(14.3)	$97.7	$95.7	$(10.7)	$85.0
Net income (loss)	$110.7	$(9.4)	$101.3	$85.1	$(6.5)	$78.6
Amounts per common share:
Net income (loss) — basic	$.35	$(.03)	$.32	$.28	$(.02)	$.26
Net income (loss) — diluted	$.34	$(.03)	$.31	$.28	$(.02)	$.26

(1)	Represents net deferred selling costs that would have been expensed under the new method of accounting adopted on January 1, 2005.
     Inventory Costs
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB 43, Chapter 4” (SFAS 151). SFAS 151 amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS 151 requires that those items be recognized as current-period charges, rather than as a portion of the inventory cost. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. SCI adopted the provisions of SFAS 151 as of January 1, 2006 and as of the date of adoption, this statement had no material impact on its consolidated financial position, results of operations, or cash flows.
     Share-Based Payment
      In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment”(SFAS 123R). SFAS 123R is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB 25, “Accounting for Stock Issued to Employees”. Among other items, SFAS 123R eliminates the use of the intrinsic value method of accounting, and requires companies to recognize in the statement of operations the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. SCI will continue to utilize the Black-Scholes option pricing model to measure the fair value of its stock options. SCI has adopted SFAS 123R on January 1, 2006 and will use the modified-prospective transition method. SCI has calculated our historical pool of windfall tax benefits by comparing the book expense for individual stock grants and the related tax deduction for options granted after January 1, 1995. Additionally, adjustments were made to exclude windfall tax benefits which were not realized due to SCI’s net operating loss position. SCI has completed this calculation and has determined an additional paid in capital pool of approximately $2.1 million. The adoption of SFAS 123R is expected to negatively impact SCI’s after-tax earnings by approximately $2.6 million or $.01 per diluted share for the year ending December 31, 2006.
      Under the modified-prospective method, SCI will recognize compensation expense in its consolidated financial statements issued subsequent to the date of adoption for all share-based payments granted, modified or settled after December 31, 2005, as well as for any awards that were granted prior to December 31, 2005 for which requisite service will be provided after December 31, 2005. The compensation expense on awards granted prior to December 31, 2005 will be recognized using the fair values determined for the pro forma disclosures on stock-based compensation included in prior filings. The amount of compensation expense that will be recognized on awards that have not fully vested will exclude the compensation expense cumulatively recognized in the pro forma disclosures on stock-based compensation.
     Variable Interest Entities
      In January 2003, the FASB issued FIN 46. This interpretation clarifies the application of ARB No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB revised FIN 46.
      Under the provisions of FIN 46R, we are required to consolidate certain cemeteries and trust assets. Merchandise and service trusts and cemetery perpetual care trusts are considered variable interest entities because the trusts meet the conditions of paragraphs 5(a) and 5(b)(1) of FIN 46R. That is, as a group, the equity investors (if any) do not have sufficient equity at risk and do not have the direct or indirect ability through voting or similar rights to make decisions about the trusts’ activities that have a significant effect on the success of the trusts. FIN 46R requires us to consolidate merchandise and service trusts and cemetery perpetual care trusts for which we are the primary beneficiary (i.e., those for which we absorb a majority of the trusts’ expected losses). SCI is the primary beneficiary of a trust whenever a majority of the assets of the trust are attributable to deposits of our customers.
      SCI implemented FIN 46R as of March 31, 2004. Prior to the implementation, we operated certain cemeteries in Michigan which it managed but did not own. During its evaluation of FIN 46R, SCI evaluated these cemeteries to determine whether such cemeteries were within the scope of FIN 46R. The investment capital of these cemeteries was financed by SCI in exchange for a long-term sales, accounting, and cash management agreement. In accordance with this agreement, SCI receives the majority of the cash flows from these cemeteries. Additionally, SCI absorbs the majority of these cemeteries’ expected losses and receive a majority of the cemeteries’ residual returns. As a result, SCI concluded that we were the primary beneficiary of these cemeteries and that the long-term sales, accounting, and cash management agreement is a variable interest as defined by FIN 46R. Given the circumstances above, SCI consolidated such cemeteries as of March 31, 2004. SCI recognized an after tax charge of $14.0 million, representing the cumulative effect of an accounting change, as a result of consolidating these cemeteries. The results of operations and cash flows of these cemeteries are included in SCI’s consolidated statements of operations and cash flows beginning March 31, 2004. Excluding the cumulative effect of accounting change, the effect of consolidating these entities did not have a significant impact on SCI’s reported results of operations.
     Pension Plans
      Effective January 1, 2004, SCI changed our accounting for gains and losses on our pension plan assets and obligations. SCI now recognizes pension gains and losses in its consolidated statement of operations as such gains and losses are incurred under pension accounting. Prior to January 1, 2004, SCI amortized the difference between actual and expected investment returns and actuarial gains and losses over seven years (except to the extent that settlements with employees required earlier recognition). SCI believes the new method of accounting better reflects the economic nature of its pension plans and recognize gains and losses on the pension plan assets and obligations in the year the gains or losses occur. As a result of this accounting change, SCI recognized a cumulative effect charge of an accounting change of $36.6 million (net of tax) as of January 1, 2004. This amount represented accumulated unrecognized net losses related to SCI’s pension plan assets and liabilities. Under its new accounting policy, SCI records net pension expense or income reflecting estimated returns on plan assets and obligations for its interim financial statements, and SCI recognizes actual gains and losses on plan assets and obligations for its full-year (annual) financial statements as actuarial information becomes available upon review of the annual remeasurement.

Accounting for Uncertainty in Income Taxes
      In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty of income tax positions recognized in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take. It presumes the taxing authorities’ full knowledge of the position, including all relevant facts. The provisions of FIN 48 are effective beginning January 1, 2007 for SCI, with any potential cumulative effect of change in accounting principle recorded as an adjustment to beginning retained earnings. SCI is currently evaluating the impact of adopting FIN 48 on its consolidated financial statements.
Alderwoods
      Alderwoods’ consolidated financial statements are prepared in accordance with United States GAAP, which require management to make estimates and assumptions (see note 2 to Alderwoods’ Consolidated Financial Statements for the 52 weeks ended December 31, 2005) that impact all of its business segments. Management believes that, of the significant accounting policies described in Note 2 to Alderwoods’ Consolidated Financial Statements, the following are the most important to the representation of the Company’s financial position, results of operations and cash flows. These require management’s most difficult, subjective and complex judgment efforts. All of these critical accounting policies have been discussed and reviewed with Alderwoods’ Audit Committee. While Alderwoods believes that its assumptions and estimates are reasonable and appropriate, different assumptions and estimates could materially impact Alderwoods’ reported financial results.
     Collectability of Customer Receivables
      Management must make estimates of the allowance for uncollectible amounts of customer receivables arising from at-need funeral services. Alderwoods estimates this allowance based primarily on historical experience of collections and write-offs, as well as other analytical procedures, such as assessment of the change in the aging of receivables. Alderwoods has historically estimated the allowance for uncollectible amounts at 0.75% to 1.2% of funeral revenue on a period basis with quarterly analysis and assessment to reduce or increase allowance for doubtful accounts to approximate the accounts receivable outstanding for more than 180 days.
      Management must make estimates of the allowance for contract cancellations and refunds of customer receivables arising from pre-need funeral contracts. However, any change to the estimated rate or balance would be offset by a corresponding adjustment in the allowance for contract cancellations and refunds against deferred pre-need funeral revenue. There would be no impact on net income or cash flows. Accordingly, such allowance for contract cancellations and refunds is not considered a critical accounting policy.
      Management must make estimates of the allowance for contract cancellations and refunds arising from pre-need cemetery contracts. Pre-need cemetery contracts may contain both pre-need cemetery interment rights and pre-need cemetery merchandise and services. As pre-need cemetery interment rights are recognized in income when sold, an estimate of the related uncollectible amounts is charged to income. The estimate of the allowance for contract cancellations and refunds related to the pre-need cemetery merchandise and service portion of the contracts is offset with a corresponding adjustment in the allowance for contract cancellations and refunds against deferred pre-need cemetery revenue.
      Estimates of the allowance for contract cancellations and refunds arising from pre-need cemetery contracts are based primarily on historical experience of collections and write-offs, as well as other analytical procedures, such as assessment of the change in the aging of receivables. Alderwoods has estimated the allowance for contract cancellations and refunds of current sales of pre-need cemetery contracts at 5% to 10% of pre-need cemetery sales. Alderwoods’s experience has not indicated any change to this rate is necessary.
      Alderwoods’ customer receivables arising from pre-need cemetery contracts includes receivables with balances outstanding entered into by Loewen Group. During Loewen Group’s reorganization proceedings, it began to change the pre-need cemetery contract terms to include larger mandatory down payments and shorter contract maturities. Alderwoods estimated the allowance for contract cancellations and refunds using the best information available at December 31, 2001.
      During 2002 and 2003, Alderwoods focused collection efforts resulted in higher collections than anticipated on the pre-emergence receivables. As a result of the improvement in actual collections, Alderwoods reversed $3.9 million of the allowance for contract cancellations and refunds on receivables arising from pre-need cemetery interment rights during the 53 weeks ended January 3, 2004. As of December 31, 2005, Alderwoods had approximately $7.2 million (2004 — $11.8 million) of pre-emergence customer receivables remaining, of which an allowance for contract cancellations and refunds of $5.6 million (2004 — $7.5 million) had been established. Due to the significant number of estimates and projections utilized in determining an expected rate of uncollectible receivables, actual results of collections could be materially different from these estimates.
      Changes in customer circumstances outside of Alderwoods’ control may also impact the collectibility of customer receivables.
     Valuation of Long-Lived Assets
      During 2002, 2003, and 2004, Alderwoods engaged in a strategic market rationalization assessment to dispose of funeral and cemetery operating locations that did not fit into Alderwoods’ market or business strategies, as well as under-performing locations and excess cemetery land. Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS No. 144”) requires that long-lived assets to be disposed of are to be recorded at the lower of carrying amount or fair market value, less estimated costs to sell. Alderwoods determines the fair market value of its discontinued operations by specific offer or bid, or an estimate based on comparable sales transactions. Such offers or bids are outside of Alderwoods’s control.
      The estimated fair market values may change due to offers or bids changing as a result of continued negotiations with buyers or bids or offers being different than management estimates based on previous comparable sales transactions. Such changes in fair market values will be reflected by Alderwoods recording corresponding impairment charges or reversals of previous impairment charges.
      In many cases, Alderwoods receives offers or bids for groups of operating locations. The evaluation for possible impairment aggregates the carrying amounts of the relevant operating locations and compares this against the corresponding offer or bid. It is possible that although the aggregate expected proceeds may not change, the group of locations comprising the various bids or offers may change such that a subsequent impairment evaluation may consider the operating locations grouped differently. As a result, Alderwoods may record additional impairment on some of the changed groups while other changed groups may result in deferred gains (estimated proceeds are greater than the carrying amount).
      As of December 31, 2005, Alderwoods had one cemetery and two funeral locations for disposal with an aggregate carrying amount of $341,000, which approximates the estimated net proceeds after selling costs. Changes to the carrying amounts or estimated net proceeds may result in impairment charges or reversals or gains or losses upon final sale.
      The identification of cemetery and funeral operating locations that do not fit into the Alderwoods’s market or business strategies, as well as under-performing locations and excess cemetery land, is complete.

Valuation of Goodwill
      Goodwill of the funeral reporting unit is not amortized. It is tested annually, as well as on the occurrence of certain significant events, as prescribed by relevant accounting requirements, to determine whether or not the carrying value has been impaired. Such testing entails determining an estimated fair value of goodwill (“implied goodwill”) for comparison to the carrying amount of goodwill, to assess whether or not impairment has occurred. Impairment occurs when the estimated fair value of goodwill associated with the funeral reporting unit is less than the respective carrying amount of such goodwill, resulting in a write down of the carrying value to the estimated fair value of goodwill. Determination of the estimated fair value of goodwill entails determining the estimated fair value of the funeral reporting unit in total, and allocating such value to the estimated fair value of the assets and liabilities of the funeral reporting unit, in a method similar to purchase accounting. The determination of the estimated fair value of the funeral reporting unit involves many complex assumptions, including underlying cash flow projections, estimated discount rates and residual values.
      While Alderwoods believes that its assumptions and estimates have been reasonable and appropriate, different assumptions and estimates could materially impact the Alderwoods’ reported financial results. Alderwoods’ assessment as of October 4, 2003, determined that the estimated fair value of the funeral reporting unit exceeded its carrying value. Alderwoods carried forward the 2003 goodwill valuation to 2004 and 2005, as there were no significant changes in the key parameters used in the valuation exercise and no significant change in Alderwoods’ continuing operations from 2003 to 2005.
      The discount rate used for the analysis as of October 4, 2003, was determined based on assumptions regarding the current interest rate environment and desired capital structure. If the discount rate had been estimated at 0.5% higher, the estimated fair value of the funeral reporting business unit would have been approximately $50 million lower, and the fair value of the funeral reporting unit would have been equal to its carrying value. The estimated cash flows used for the analysis as of October 4, 2003, were determined based on Alderwoods’ projections. If the annual cash flows were reduced by 3% and the discount rate was left unchanged, the estimated fair value of the funeral reporting unit would have been approximately $50 million lower and the fair value of the funeral reporting unit would have been equal to its carrying value. Alderwoods’ valuation of the funeral reporting unit was prepared with the assistance of independent advisors.
     Accounting for Income Taxes
      Alderwoods must estimate income taxes for its business segments in each of the jurisdictions in which such business segments operate. This involves estimating actual current tax expense, assessing temporary differences resulting from different treatment of various assets and liabilities for book and tax purposes, such as depreciation and pre-need contracts, and evaluating potential tax exposures based on current relevant facts and circumstances.
      The determination of temporary differences associated with assets and liabilities results in deferred tax assets or liabilities, which are recorded in the Alderwoods’s consolidated financial statements. Alderwoods then assesses the likelihood that it will recover or realize its deferred tax assets from expected future taxable income and, to the extent that recovery is not considered to be “more likely than not,” establishes a corresponding valuation allowance. In general, to the extent that a valuation allowance increases or decreases in a period, it will be included as an expense or recovery within the tax provision for such period. If the relevant valuation allowance was established upon emergence from bankruptcy, any decrease as a result of the utilization of benefits must reduce goodwill and, if insufficient goodwill exists, be credited to additional paid-in capital. The majority of Alderwoods’ valuation allowances were established upon emergence from bankruptcy.
      Significant management judgment is required in determining our provision for income taxes and in determining whether the deferred tax assets will be realized in full or in part. Alderwoods established a valuation allowance against substantially all of its net federal deferred tax assets, excluding those of its insurance operations, upon emergence from bankruptcy as it did not have sufficient history of income to support realization of the net deferred tax assets. The valuation allowance was determined in accordance with the provisions of SFAS No. 109 which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction-by-jurisdiction basis. The valuation allowance is subject to change due to matters such as timing and manner of reversals of deferred tax liabilities, sales of operations and future actual income or losses. For 2005, Alderwoods has estimated future accounting income from its United States operations for each of the next 3 years for purposes of assessing the valuation allowance. As a result of this assumption, Alderwoods has realized a benefit in tax expense of $3.1 million and a reduction in goodwill of $9.1 million.
      To the extent that the effective tax rate increases or decreases by 1% of income from continuing operations before income taxes, consolidated income from continuing operations would have declined or improved by less than $0.5 million in the 52 weeks ended December 31, 2005.
     Liabilities for Future Insurance Policy Benefits
      Alderwoods calculates and maintains liabilities for future insurance policy benefits for the estimated future payment of claims to policyholders based on actuarial assumptions, such as mortality (life expectancy), persistency, and interest rates. The assumptions used are based on best estimates of future experience at the time the policies are issued (or, if applicable, on the date fresh start accounting was implemented) with an adjustment for the risk of adverse deviation. Once established, assumptions are generally not changed.
      Alderwoods’ estimates of mortality and persistency are based on historical experience. Alderwoods has estimated an assumed weighted average investment yield of 4.5%. For the 52 weeks ended December 31, 2005, Alderwoods achieved an investment yield of 5.25%. Because the liabilities are based on extensive estimates, assumptions and historical experience, it is possible that actual experience may differ materially from that resulting from actuarial assumptions. However, the risk of a material change in assumptions causing a material impact to the Alderwoods financial position and results of operations is mitigated by the type and small dollar nature of the policies. The pre-need insurance products have discretionary growth that accrues to the policy holder, and to the extent investment returns are significantly below those assumed, Alderwoods has the ability to reduce the future policy growth.
      Annually, Alderwoods evaluates the collective adequacy of its insurance policy liabilities by determining whether the insurance premiums expected to be collected over the life of the insurance contracts are sufficient to recover the current unamortized balance in deferred acquisition costs, as well as to provide for expected future benefits and expense, based on current assumptions. If the recoverability tests indicate a deficiency in the ability to pay all future benefits and expenses, including the deferred acquisition costs, the loss is recognized and charged to expense as an adjustment to the current year’s deferred acquisition costs balance, or if the loss is greater than the deferred acquisition costs balance, by an increase in its liabilities for future policy benefits. Alderwoods recoverability tests have indicated no deficiency in its reserves during the past three years.
     Recent Accounting Pronouncements and Accounting Changes
     Accounting for Certain Hybrid Financial Instruments
      In February 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 155, “Accounting for Certain Hybrid Financial Instruments — an

amendment of FASB Statements No. 133 and 140” (SFAS 155). SFAS 155 amends SFAS No. 133,“Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140). This Statement also resolves issues addressed in Statement No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” SFAS 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133. SFAS 140 is amended to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued during fiscal years beginning after September 15, 2006 (January 1, 2007 for us). Alderwoods does not expect this statement to have a material impact on its consolidated financial statements.
Quantitative and Qualitative Disclosures About Market Risk
SCI
      The information presented below should be read in conjunction with notes eleven and twelve to SCI’s annual financial statements included in this prospectus.
      SCI has historically used derivatives primarily in the form of interest rate swaps, cross-currency interest rate swaps, and forward exchange contracts in combination with local currency borrowings in order to manage its mix of fixed and floating rate debt and to hedge its net investment in foreign assets. SCI does not participate in derivative transactions that are leveraged or considered speculative in nature. None of SCI’s market risk sensitive instruments are entered into for trading purposes. All of the instruments described below are entered into for other than trading purposes.
      At June 30, 2006 and December 31, 2005, 95% and 99%, respectively, of SCI’s total debt consisted of fixed rate debt at a weighted average rate of 7.23% and 7.11%, respectively. At June 30, 2006, after giving pro forma effect to the transactions, 79% of our total debt consisted of fixed rate debt at a weighted average rate of 7.16%.
      At June 30, 2006 and December 31, 2005, approximately 4% of SCI’s stockholders’ equity and 9% and 8%, respectively of its operating income were denominated in foreign currencies, primarily the Canadian dollar. Approximately 2% of SCI’s stockholders’ equity and 23% of its operating income were denominated in foreign currencies, primarily the Canadian dollar, at December 31, 2004. SCI does not have a significant investment in foreign operations that are in highly inflationary economies. We do not have a significant investment in foreign operations that are in highly inflationary economies.
     Marketable Equity and Debt Securities — Price Risk
      In connection with SCI’s preneed funeral operations and preneed cemetery merchandise and service sales, the related funeral and cemetery trust funds own investments in equity securities and mutual funds, which are sensitive to current market prices. Cost and market values as of December 31, 2005 are presented in notes four, five and six to SCI’s annual financial statements included elsewhere in this prospectus.
     Market-Rate Sensitive Instruments — Interest Rate and Currency Risk
      SCI performs a sensitivity analysis to assess the impact of interest rate and exchange rate risks on earnings. This analysis determines the effect of a hypothetical 10% adverse change in market rates. In actuality, market rate volatility is dependent on many factors that are impossible to forecast. Therefore, the adverse changes described below could differ substantially from the hypothetical 10% change.

      SCI is currently not subject to significant interest rate risk on its outstanding debt as 95% of such debt has fixed rate interest terms. The fair market value of SCI’s debt was approximately $16.6 million less than its carrying value at June 30, 2006.
      A similar model was used to assess the impact of changes in exchange rates for foreign currencies on SCI’s consolidated statement of operations. At December 31, 2005 and 2004, SCI’s foreign currency exposure was primarily associated with the Canadian dollar, the Chilean peso and the euro. A 10% adverse change in the strength of the U.S. dollar relative to the foreign currency instruments would have negatively affected SCI’s net income (excluding discontinued operations), on an annual basis, by less than $0.5 million on December 31, 2005 and less than $1.5 million on December 31, 2004. For the six months ended June 30, 2006 a 10% adverse change would have negatively impacted SCI’s net income less than $0.5 million.
Alderwoods
      There have been no material changes in market risks for the 52 weeks ended December 31, 2005, compared to the 52 weeks ended January 1, 2005.
      Alderwoods major market risk exposures are to changing interest rates, currency exchange rates and to equity prices. The market risk exposure discussion below provides information about market-sensitive financial instruments and constitutes “forward-looking statements,” which involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.
      Alderwoods’ exposure to interest rate fluctuations resides primarily in the United States, and Alderwoods’ exposure to currency exchange rate fluctuations resides primarily in investments and operations in Canada, which is generally stable politically and economically and is not highly inflationary.
      Alderwoods has a significant portion of its corporate and administrative functions in Canada. Expenses for these functions are paid principally in Canadian dollars and have predictable future cash outflows. Alderwoods has a program to hedge the variability in the United States dollar equivalent of a portion of the foreign currency expenditure due to the fluctuation in the exchange rate between the United States dollar and Canadian dollar. Alderwoods uses forward foreign exchange contracts and foreign exchange option contracts to partially mitigate foreign exchange variability. Under the Foreign Currency Hedge Program, losses or gains in Alderwoods underlying foreign exchange exposure are partially offset by gains or losses on the forward foreign exchange contracts and foreign exchange option contracts, so as to reduce the magnitude of foreign exchange transaction gains or losses.
      A 1% change in exchange rates would cause approximately $0.5 million change in Alderwoods general and administrative expenses and approximately $0.1 million change in the aggregate fair value of Alderwoods’ forward foreign exchange contracts and foreign exchange option contracts. The table below presents the notional amounts, weighted average foreign exchange rates, and fair values of the outstanding forward foreign exchange contracts and foreign exchange option contracts, as of December 31, 2005.

Exchange United States
	Dollars for Foreign	Notional Weighted Average		Asset Fair
Forward Foreign Exchange Contracts	Currency	Exchange Rate		Value

	(Foreign currency			(Dollars in
	notional amount in			thousands)
thousands)
Functional currency:
Canadian dollar	$16,000	US$	0.8254	US$	576

      As of December 31, 2005, forward foreign exchange contracts with fair values of $0.5 million and $0.01 million mature during 2006 and 2007, respectively.

	Exchange United States	Notional Weighted		Notional Weighted
	Dollars for Foreign	Average Exchange		Average Exchange		Asset Fair
Foreign Exchange Option Contracts	Currency	Rate on Cdn. Calls		Rate on Cdn. Puts		Value

	(Foreign currency					(Dollars in
	notional amount in					thousands)
thousands)
Functional currency:
Canadian dollar	$13,000	US$	0.8446	US$	0.8105	US$	365
      As of December 31, 2005, foreign exchange option contracts with fair values of $0.4 million and $0.01 million mature during 2006 and 2007, respectively.
      Derivative financial instruments involve credit and market risk. Credit risk arises from the potential for a counterparty to default on its contractual obligations and is limited to those contracts where Alderwoods would incur a loss in replacing the defaulted transaction. Alderwoods minimizes this risk by diversifying through counterparties that are of strong credit quality. Alderwoods does not enter into derivative financial instruments for trading purposes.

BUSINESS
General
      We are North America’s leading provider of deathcare products and services, with a network of funeral homes and cemeteries unequalled in geographic scale and reach. We hold leading positions in each of the U.S. and Canada and, in 2005, giving pro forma effect to the transactions, we estimate that we represented approximately 14% of the funeral and cemetery services business in North America based on industry revenues, which was approximately five times the share of our next largest North American competitor. At June 30, 2006, on a pro forma basis giving effect to the transactions, we owned and operated 1,438 funeral service locations and 235 cemeteries in North America, which are geographically diversified across 46 states, eight Canadian provinces, the District of Columbia and Puerto Rico. In addition, after giving pro forma effect to the transactions, we own and operate an insurance company that supports our funeral operations.
      Our funeral service and cemetery operations consist of funeral service locations, cemeteries, funeral service/cemetery combination locations, crematoria and related businesses. We provide all professional services relating to funerals and cremations, including the use of funeral facilities and motor vehicles and preparation and embalming services. Funeral related merchandise, including caskets, burial vaults, cremation receptacles, flowers and other ancillary products and services, is sold at each of our funeral service locations. Our cemeteries provide cemetery property interment rights, including mausoleum spaces, lots and lawn crypts, and sell cemetery related merchandise and services, including stone and bronze memorials, burial vaults, casket and cremation memorialization products, merchandise installations and burial openings and closings. We also sell preneed funeral and cemetery products and services whereby a customer contractually agrees to the terms of certain products and services to be provided in the future. Finally, Alderwoods’ insurance subsidiary sells a variety of insurance products, primarily for the funding of preneed funerals sold by Alderwoods’ funeral locations.
      At June 30, 2006, on a pro forma basis giving effect to the transactions, we owned 243 funeral service/cemetery combination locations in which a funeral service location is physically located within or adjoining a cemetery that we own. Combination locations allow certain facility, personnel, and equipment costs to be shared between the funeral service location and cemetery and typically can be cost competitive and still have higher gross margins than if the funeral and cemetery operations were operated separately. Combination locations also create synergies between funeral and cemetery sales force personnel and give families added convenience to purchase both funeral and cemetery products and services at a single location.
Our Competitive Strengths
      Industry leader. We believe that our estimated 14% North America share, on a pro forma basis giving effect to the transactions, based on 2005 industry revenues, is approximately five times that of our next largest North American competitor and approximately two times that of the estimated 6% combined share of the remaining five publicly traded deathcare companies. We believe that our size provides us the benefits of standardized training, industry best practices and efficiencies of scale.
      Geographic reach. After giving pro forma effect to the transactions, our combined network of more than 1,900 funeral and cemetery locations is diversified over 46 states, eight Canadian provinces, the District of Columbia and Puerto Rico, and allows us to serve a broad population base. We believe our scale differentiates us from our competition by allowing us to implement a national brand strategy and to pursue strategic affinity partnerships with national groups that can influence their members’ choice of deathcare provider. For example, our strategic affinity partnerships today include the Veterans of Foreign Wars and Ladies Auxiliary, whose combined membership exceeds two million. We believe that our extensive national network enhances purchasing scale and provides us with an advantage in selling preneed funeral and cemetery products and services by allowing us to offer our customers the ability to transfer their preneed contracts to any of the providers in our network.

      National brand. In 2000, we introduced the first coast-to-coast funeral service brand in North America, Dignity Memorial®. We believe that a national brand name is increasingly important as North American consumers continue to become more geographically mobile. We believe that consumers are less likely now than they have been historically to live in the same community as their parents and grandparents or to know a local funeral director. By building favorable associations with the Dignity Memorial® brand — through funeral services, advertising and community outreach programs — we strive to create an image of consistency, dependability and excellence that makes consumers more likely to choose our providers. We expect the acquisition of Alderwoods to provide additional opportunities for us to expand the Dignity Memorial® brand. In addition, we are currently developing a second brand, Funeraria del Angeltm, to serve North America’s growing Hispanic population. As of June 30, 2006, Funeraria del Angeltm had 23 locations in California, Texas, Illinois and Kansas.
      Innovative offerings. Using our Dignity Memorial® brand, we augment our range of traditional products and services with more contemporary and comprehensive offerings. In addition to a wide range of funeral, memorial, burial and cremation options, we offer assistance with many of the legal and administrative details that burden customers at times of loss. We also offer grief counseling for survivors and a bereavement travel program, which obtains special rates on airfare, car rentals and hotel accommodations for family and friends traveling from out of town to attend services, and an internet memorialization. In addition, we offer packaged plans for funerals and cremations that are designed to simplify customer decision-making. Since our packaged plans were introduced in 2004, they have achieved consistently high customer satisfaction ratings.
      Reputation and service excellence. We believe that we have established a strong reputation for consistency and service excellence, which sets us apart from many of our competitors, serves as a key advantage to attracting customers and enhances our standing as an employer of choice within the industry. Continuing our commitment to excellence, in 2004 we established Dignity Universitytm, a virtual school for SCI employees at all levels. It offers a comprehensive curriculum of professional development and ethics training that is designed to help employees upgrade skills, advance their careers and implement ethical standards at every level of performance. We believe that the acquisition of Alderwoods will allow us to expand and build our reputation for service excellence.
Our Strategies for Growth
      In recent years, we have strengthened our balance sheet, lowered our cost structure, introduced more efficient systems and processes and strengthened our management team. We believe these improvements, together with our acquisition of Alderwoods, present us with significant opportunities to achieve future growth. Our principal strategies are as follows:
      Approach the business by customer preference. We believe customer attitudes and preferences are essential to our business. We are replacing the industry’s traditional one-size-fits-all approach with a flexible operating and marketing strategy that categorizes customers according to personal needs and preferences. Using this new approach, we will tailor our product and service offerings based on four variables:

•	convenience and location,

•	religious and ethnic customs,

•	quality and prestige, and

•	price.
      By identifying customers based on these variables, we can focus our resources on the most profitable customer categories and improve our marketing effectiveness. We will continue to refine our pricing, product and marketing strategies to support this approach.
      Consistent with this strategy, we have begun to analyze existing business relationships to determine whether they are consistent with our strategic goals. As a result, SCI made certain local business decisions to exit unprofitable business relationships and activities in late 2005 and early 2006, which resulted in an initial decrease in total funeral services performed. However, SCI has also experienced significant improvements in both average revenue per funeral service and gross margins. We expect these improvements to continue in the future as we redeploy resources to more profitable areas. We continue to analyze our operations and may exit certain business relationships or activities that do not fit our customer segmentation strategy.
      Realign pricing to reflect current market environment. SCI, Alderwoods and other competitors in the deathcare industry have historically generated most of their profits from the sale of traditional products (including caskets, vaults and markers), while placing less emphasis on the services involved in funeral and burial preparation. However, because of increased customer preference for comprehensive and personalized deathcare services, as well as increased competition from retail outlets and websites for the sale of traditional products, SCI has realigned its pricing strategy from product to service offerings in order to focus on services that are most valued by customers. SCI’s initial results from the realignment strategy have been favorable based on increases in the overall average revenue per funeral service performed. Upon completion of the acquisition, we expect to evaluate Alderwoods’ pricing, and, if necessary, make any adjustments to align the pricing strategy at the Alderwoods’ locations to the current SCI locations.
      Drive operating discipline and take advantage of our scale. Although we have already made substantial improvements in our infrastructure, we believe we can continue to achieve operating improvements through centralization and standardization of processes for staffing, central care, fleet management and cemetery maintenance. The acquisition of Alderwoods provides further opportunities for synergies and operating efficiencies, which will allow us to utilize our scale and increase profitability. We are developing clear, yet flexible, operating standards that will be used as benchmarks for productivity in these areas. In conjunction with these standards, we will develop and track shared best practices to support higher productivity. We also intend to continue to capitalize on our nationwide network of properties by pursuing strategic affinity partnerships. Over the longer term, we believe these relationships can be a key influence in the funeral home selection process.
      Manage and grow the footprint. We will manage our network of business locations by positioning each business location to support the preferences of its local customer base while monitoring each region for changing demographics and competitive dynamics. We will primarily target customers who value quality and prestige or adhere to specific religious or ethnic customs. In addition, we expect to pursue selective business expansion through construction or targeted acquisitions of cemeteries and funeral homes with a focus on the highest-return customer categories. In particular, we will focus cemetery expansion efforts on large cemeteries that are or may be combined with funeral home operations, which allow facility, personnel, and equipment costs to be shared between the funeral services location and cemetery.
History
SCI
      SCI was incorporated in Texas in July of 1962. Prior to 1999, SCI focused on the acquisition and consolidation of independent funeral homes and cemeteries in the fragmented deathcare industry in North America. During the 1990s, SCI also expanded its operations through acquisitions in Europe, Australia, South America and the Pacific Rim. During the mid to late 1990s, acquisitions of deathcare facilities became extremely competitive resulting in increased prices for acquisitions and substantially reduced returns on invested capital. In 1999, SCI significantly reduced the level of acquisition activity and focused on identifying and addressing non-strategic or underperforming businesses. This focus resulted in the divestiture of several North America and international operations. During 2001 and 2002, SCI completed joint ventures of operations in Australia, the United Kingdom, Spain and Portugal. In 2003, SCI sold its equity investment in its operations in Australia, Spain and Portugal. During 2004, SCI sold its funeral operations in France and obtained a 25% minority interest in the acquiring entity. SCI also sold its minority interest equity investment in the United Kingdom. During 2005, SCI divested of all of its operations in Argentina, Uruguay, and Chile.

Alderwoods
      From the inception of Loewen Group, Inc. in 1985 until 1998, Loewen Group’s business philosophy centered on a growth strategy in the funeral home and cemetery businesses. Beginning in 1998, in light of negative cash flows from its businesses and increasing difficulties in meeting its debt service obligations, Loewen Group virtually ceased its acquisition program and began attempting to sell various operations. On June 1, 1999, Loewen Group and certain of its subsidiaries voluntarily filed a petition for creditor protection under Chapter 11 of the United States Bankruptcy Code. Loewen Group and certain of its Canadian subsidiaries also filed concurrently for creditor protection under the Companies’ Creditors Arrangement Act. Under the Fourth Amended Joint Plan of Reorganization of Loewen Group, (also recognized by the Canadian court,) Alderwoods succeeded to the business previously conducted by Loewen Group on January 2, 2002 and emerged from bankruptcy. Since 2002, Alderwoods has significantly reduced its outstanding debt, streamlined its operations by divesting businesses that did not fit into its business strategies, and finalized the resolution of all outstanding bankruptcy claims and other related reorganization issues.
Operations
      Following the acquisition of Alderwoods, we expect that our funeral and cemetery operations will be organized into a North America division covering the United States and Canada and an Other Foreign division including operations in Germany and Singapore. We currently intend to sell our operations in Germany and Singapore when economic values and conditions are conducive to a sale.
      Following the acquisition of Alderwoods, our operations in the North America division are expected to be organized into approximately 31 major regions and 42 middle regions (including four Hispana regions). Each region will be led by a regional director with responsibility for funeral and/or cemetery operations and preneed sales. Within each region, the funeral homes and cemeteries share common resources such as personnel, preparation services and vehicles. There are four regional support centers in North America to assist regional directors with financial, administrative and human resource needs. These support centers are located in Houston, Miami, New York, and Los Angeles. The primary functions of the regional support centers are to help facilitate the execution of corporate strategies, coordinate communication between the field and corporate offices, and serve as liaisons for the implementation of policies and procedures.
      The deathcare industry in North America is highly fragmented. To be successful, we believe our funeral service locations and cemeteries must maintain good reputations and high professional standards in the industry, as well as offer attractive products and services at competitive prices. We believe we have an unparalleled network of funeral service locations and cemeteries that offer high quality products and services at prices that are competitive with local competing funeral homes, cemeteries and retail locations.
      We have multiple funeral service locations and cemeteries in a number of metropolitan areas. Within individual metropolitan areas, the funeral service locations and cemeteries operate under various names as most operations were acquired as existing businesses. Our wholly owned subsidiary, Kenyon International Emergency Services, provides disaster management services in mass fatality incidents. Some of our international funeral service locations operate under certain brand names specific for a general area or country. We have branded our funeral operations in North America under the name Dignity Memorial®. We believe that our national branding strategy gives us a competitive advantage in the industry. While this branding process is intended to emphasize our seamless national network of funeral service locations and cemeteries, the original names associated with acquired operations, and their inherent goodwill and heritage, generally remain the same. For example, Geo. H. Lewis & Sons Funeral Directors is now Geo. H. Lewis & Sons Funeral Directors, a Dignity Memorial® provider.
      In the deathcare industry, there has been a growing trend in the number of cremations performed in North America as an alternative to traditional funeral service dispositions. Cremation services usually result in lower revenue and gross profit dollars than traditional funeral services. In North America during 2005, after giving pro forma effect to the transactions, approximately 39% of all funeral services we performed were cremation services, compared to approximately 38% performed in 2004. We have expanded our cremation memorialization products and services which has resulted in higher average sales for cremation services compared to historical levels.
      We do not manufacture the merchandise and other products sold to our customers, but acquire them from third party manufacturers.
      Our financial stability is enhanced by our approximately $6.8 billion backlog of future revenues, as of June 30, 2006 on a pro forma basis giving effect to the transactions, which is a result of our preneed funeral and cemetery sales in North America. These unfulfilled preneed contracts are primarily supported by investments in trust funds, which are included in our consolidated balance sheet, and third-party insurance policies, which are not included in our balance sheet. Preneed sales contribute to profitability and volume, and increase the predictability and stability of our revenues and cash flow.
Properties
      At June 30, 2006, on a pro forma basis giving effect to the transactions, we owned and operated 1,438 funeral service locations and 235 cemeteries in North America, which are geographically diversified across 46 states, eight Canadian provinces, the District of Columbia and Puerto Rico.
SCI
      At June 30, 2006, SCI owned approximately 88% of the real estate and buildings used at its facilities, and the remainder of these facilities were leased. SCI owns its corporate headquarters in Houston, Texas, which consists of approximately 127,000 square feet of office space and 185,000 square feet of parking space. SCI owns and utilizes two additional buildings located in Houston, Texas for corporate activities containing a total of approximately 207,000 square feet of office space.
      At June 30, 2006, SCI’s 351 cemeteries (including combination locations) contained a total of approximately 25,407 acres, of which approximately 59% was developed.
      The following table provides the number of SCI funeral homes and cemeteries by state and country as of June 30, 2006:

			Number of
	Number of	Number of	Combination
Country, State/Province	Funeral Homes	Cemeteries	Locations	Total

United States
Alabama	25	9	6	40
Alaska	4	—	2	6
Arizona	17	1	9	27
Arkansas	8	3	—	11
California	80	8	26	114
Colorado	16	3	9	28
Connecticut	17	—	—	17
District of Columbia	1	—	—	1
Florida	67	12	30	109
Georgia	21	8	2	31
Hawaii	2	2	0	4
Illinois	32	5	8	45
Indiana	20	6	2	28
Iowa	6	3	1	10
Kansas	5	1	3	9
Kentucky	11	3	2	16

			Number of
	Number of	Number of	Combination
Country, State/Province	Funeral Homes	Cemeteries	Locations		Total

Louisiana	12	1	4		17
Maine	12	—	—		12
Maryland	10	7	1		18
Massachusetts	23	—	—		23
Michigan	17	12	—		29
Mississippi	9	1	1		11
Missouri	20	4	5		29
Nebraska	4	—	—		4
New Hampshire	3	—	—		3
New Jersey	20	—	—		20
New York	56	—	—		56
North Carolina	27	4	1		32
Ohio	14	9	3		26
Oklahoma	4	2	4		10
Oregon	8	1	6		15
Pennsylvania	9	17	2		28
Rhode Island	1	—	—		1
South Carolina	1	3	2		6
South Dakota	2	—	—		2
Tennessee	13	5	7		25
Texas	89	15	29		133
Utah	1	1	2		4
Virginia	12	8	4		24
Washington	13	2	7		22
West Virginia	2	4	2		8
Wisconsin	10	—	—		10
Canada
Alberta	15	—	—		15
British Columbia	16	3	2		21
New Brunswick	5	—	—		5
Nova Scotia	5	—	—		5
Ontario	27	—	—		27
Quebec	48	—	—		48
Saskatchewan	4	—	—		4
Germany	14	—	—		14
Singapore	1	—	—		1

Total	859	163	182	(1)	1,204

(1)	Certain combination locations consist of multiple cemeteries combined with one funeral home.
Alderwoods
      Of Alderwoods’ 579 funeral homes as of June 17, 2006, 60 were leased facilities and the balance were owned by Alderwoods. In some cases, Alderwoods has a right of first refusal and/or an option to purchase its leased premises. Alderwoods has 18 funeral homes pledged through mortgages as security for other debt. As of June 17, 2006, there were 484 funeral homes located in the United States and 95 in Canada.
      As of June 17, 2006, Alderwoods operated 61 combination funeral homes and cemeteries, of which 58 were located in the United States and three in Canada. Of these properties, one funeral home was leased, and the balance were owned by Alderwoods.
      As of June 17, 2006, Alderwoods operated or provided management and sales services pursuant to various management and sales agreements to 71 cemeteries located in the United States and one in Canada. The cemeteries (including those in combination funeral homes and cemeteries) operated by Alderwoods as of June 17, 2006, contained an aggregate of approximately 8,500 acres, of which approximately 62% were developed.
      Alderwoods’ office in Cincinnati, Ohio occupies approximately 21,000 square feet of leased office space. Alderwoods’s office in Toronto, Ontario occupies approximately 29,000 square feet of owned office space. Alderwoods’ office in Burnaby, British Columbia occupies approximately 71,000 square feet of leased office space. As part of our integration of Alderwoods, we intend to exit these facilities when conditions are appropriate.
      Alderwoods’ number of continuing operating locations by country, state and province as of June 17, 2006 are provided in the table below:

	Number of Operating Locations			Total Number of
				Operating
Country, State/ Province	Funeral	Cemetery	Combination	Locations

Canada
British Columbia	17	—	1	18
Alberta	11	—	—	11
Saskatchewan	22	—	—	22
Manitoba	3	1	2	6
Ontario	22	—	—	22
Quebec	14	—	—	14
Nova Scotia	6	—	—	6

Total Canada	95	1	3	99
United States
Alabama	7	—	1	8
Alaska	3	—	—	3
Arizona	5	—	1	6
Arkansas	3	—	—	3
California	44	1	6	51
Colorado	3	1	1	5
Connecticut	1	—	—	1
Florida	32	7	8	47
Georgia	23	5	6	34
Idaho	3	1	—	4
Illinois	6	16	3	25
Indiana	10	4	1	15
Kansas	7	—	—	7
Louisiana	18	2	—	20
Maryland	2	—	—	2
Massachusetts	13	—	—	13
Michigan	12	—	—	12

	Number of Operating Locations			Total Number of
				Operating
Country, State/ Province	Funeral	Cemetery	Combination	Locations

Minnesota	9	1	1	11
Mississippi	17	1	3	21
Montana	4	—	—	4
Nevada	2	—	1	3
New Hampshire	4	—	—	4
New Mexico	5	—	—	5
New York	36	1	—	37
North Carolina	26	8	3	37
Ohio	13	4	1	18
Oklahoma	18	1	1	20
Oregon	18	1	3	22
Pennsylvania	5	—	—	5
Rhode Island	3	—	—	3
South Carolina	6	3	4	13
Tennessee	31	2	5	38
Texas	52	4	4	60
Virginia	18	—	—	18
Washington	19	3	3	25
West Virginia	3	—	—	3
Puerto Rico	3	5	2	10

Total United States	484	71	58	613

Overall total as of June 17, 2006	579	72	61	712

Competition
      The deathcare industry is characterized by a large number of locally-owned, independent operations. There are approximately 22,000 funeral homes and 10,500 cemeteries in the United States. The share of a single funeral home or cemetery in any community is a function of the name, reputation and location of that funeral home or cemetery although competitive pricing, professional service and attention, and well-maintained locations are also important. We believe customer families tend to choose a funeral home because it previously served their family and because of the funeral home’s reputation, which must be developed over time. After the acquisition, the two largest public operators in the death care industry in the United States, based on total revenue and number of locations, will be us and Stewart Enterprises, Inc. After giving pro forma effect to the transactions, we believe that we and Stewart collectively represented approximately 17% of funeral service revenues in the United States in 2005.
Regulation
      Our operations are subject to regulations, supervision and licensing under numerous foreign, federal, state and local laws, ordinances and regulations, including extensive regulations concerning trust funds, preneed sales of funeral and cemetery products and services and various other aspects of our business. We strive to comply in all material respects with the provisions of these laws, ordinances and regulations. Since 1984, we have operated in the United States under the FTC comprehensive trade regulation rule for the funeral industry. The rule contains requirements for funeral industry practices, including extensive price and other affirmative disclosures and imposes mandatory itemization of funeral goods and services.

Employees
      At December 31, 2005, on a combined historical basis, we employed approximately 25,000 (approximately 23,700 in North America) individuals on either a full time or part time basis. Approximately 630 of our employees in North America are represented by unions. Although labor disputes are experienced from time to time, relations with employees are generally considered favorable.
Legal Proceedings
SCI
      SCI is a party to various litigation matters, investigations and proceedings. For each of its outstanding legal matters, SCI evaluates the merits of the case, its exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If SCI determines that an unfavorable outcome is probable and can be reasonably estimated, it establishes the necessary accruals. Certain insurance policies held by SCI may reduce cash outflows with respect to an adverse outcome of certain of these litigation matters. SCI accrues such insurance recoveries when they become probable of being paid and can be reasonably estimated.
      Conley Investment Counsel v. Service Corporation International, et al; Civil Action 04-MD-1609; In the United States District Court for the Southern District of Texas, Houston Division (the “2003 Securities Lawsuit”). The 2003 Securities Lawsuit resulted from the transfer and consolidation by the Judicial Panel on Multidistrict Litigation of three lawsuits — Edgar Neufeld v. Service Corporation International, et al; Cause No. CV-S-03-1561-HDM-PAL; in the United States District Court for the District of Nevada; Rujira Srisythemp v. Service Corporation International, et. al.; Cause No. CV-S-03-1392-LDG-LRL; In the United States District Court for the District of Nevada; and Joshua Ackerman v. Service Corporation International, et al; Cause No. 04-CV-20114; In the United States District Court for the Southern District of Florida. The 2003 Securities Lawsuit names as defendants SCI and several of SCI’s current and former executive officers or directors. The 2003 Securities Lawsuit is a purported class action alleging that the defendants failed to disclose the unlawful treatment of human remains and gravesites at two cemeteries in Fort Lauderdale and West Palm Beach, Florida. Since the action is in its preliminary stages, no discovery has occurred, and SCI cannot quantify its ultimate liability, if any, for the payment of damages.
      Maria Valls, Pedro Valls and Roberto Valls, on behalf of themselves and all other similarly situated v. SCI Funeral Services of Florida, Inc. d/b/a Memorial Plan a/k/a Flagler Memorial Park, John Does and Jane Does; Case No. 23693CA08; In the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida (“Consumer Lawsuit”). The Consumer Lawsuit was filed December 5, 2005, and named a subsidiary of SCI as a defendant. An amended complaint was filed on May 31, 2006. Plaintiffs have requested that the Court certify this matter as a class action. The plaintiffs allege the defendants improperly handled remains, did not keep adequate records of interments, and engaged in various other improprieties in connection with the operation of the cemetery. The plaintiffs seek to certify as a class all family members of persons buried at the cemetery. The plaintiffs are seeking monetary damages and have reserved the right to seek leave from the Court to claim punitive damages. The plaintiffs are also seeking injunctive relief. Since the action is in its preliminary stages, SCI cannot quantify its ultimate liability, if any, for the payment of any damages. The defendant has also been contacted by representatives of other families who may pursue burial practices claims related to this and other cemeteries.
      David Hijar v. SCI Texas Funeral Services, Inc., SCI Funeral Services, Inc., and Service Corporation International; In the County Court of El Paso, County, Texas, County Court at Law Number Three; Cause Number 2002-740, with an interlocutory appeal pending in the El Paso Court of Appeals, No. 08-05-00182-CV, and a mandamus proceeding pending in the El Paso Court of Appeals, No. 08-05-00335-CV (collectively, the “Hijar Lawsuit”). The Hijar Lawsuit involves a state-wide class action brought on behalf of all persons, entities and organizations who purchased funeral services from SCI or its subsidiaries in Texas at any time since March 18, 1998. Plaintiffs allege that federal and Texas funeral related regulations and/or statutes (“Rules”) required SCI to disclose its markups on all items obtained from third parties in connection with funeral service contracts and that the failure to make certain disclosures of markups resulted in breach of contract and other legal claims. The plaintiffs seek to recover an unspecified amount of monetary damages. The plaintiffs also seek attorneys’ fees, costs of court, pre- and post-judgment interest, and unspecified “injunctive and declaratory relief.” SCI denies that the plaintiffs have standing to sue for violations of the Texas Occupations Code or the Rules, denies that plaintiffs have standing to sue for violations under the relevant regulations and statutes, denies that any breaches of contractual terms occurred, and on other grounds denies liability on all of the plaintiffs’ claims. Finally, SCI denies that the Hijar Lawsuit satisfies the requirements for class certification.
      In May 2004, the trial court heard summary judgment cross-motions filed by SCI and Plaintiff Hijar (at that time, the only plaintiff). The trial court granted Hijar’s motion for partial summary judgment and denied SCI’s motion. In its partial summary judgment order, the trial court made certain findings to govern the case, consistent with its summary judgment ruling. SCI’s request for rehearing was denied.
      During the course of the Hijar Lawsuit, the parties have disputed the proper scope and substance of discovery. Following briefing by both parties and evidentiary hearings, the trial court entered three orders against SCI that are the subject of appellate review: (a) a January 2005 discovery sanctions order; (b) an April 2005 discovery sanctions order; and (c) an April 2005 certification order, certifying a class and two subclasses. On April 29, 2005, SCI filed an appeal regarding the certification order and, concurrently with its initial brief in that appeal, filed a separate mandamus proceeding regarding the sanctions orders. In the certification appeal the court of appeals heard oral arguments on April 4, 2006. On July 27, 2006, the court of appeals issued an opinion holding that the plaintiffs do not have a private right of action for monetary damages under the relevant regulations and statutes. The opinion concludes that the plaintiffs do not have standing to assert their claims for monetary damages on behalf of themselves or the class. The court of appeals therefore reversed the trial court’s order certifying a class, rendered judgment against the plaintiffs on their claims for damages, and remanded the remaining general individual claims for injunctive relief back to the trial court (without opining on the merits of those claims) for further handling consistent with the court’s opinion. In the mandamus proceeding, the court of appeals denied the mandamus petition in January 2006, and denied rehearing on March 15, 2006. SCI filed a petition for writ of mandamus in the Supreme Court of Texas, which on September 11, 2006 requested full briefing on the merits. SCI’s brief on the merits is currently due on November 10, 2006.
      Mary Louise Baudino, et al v. Service Corporation International, et al; the plaintiffs’ counsel in the Hijar Lawsuit initiated an arbitration claim raising similar issues in California and filed in November 2004 a case styled Mary Louise Baudino, et al v. Service Corporation International, et al; in Los Angeles County Superior Court; Case No. BC324007 (“Baudino Lawsuit”). The Baudino Lawsuit makes claims similar to those made in the Hijar lawsuit. However, the Baudino Lawsuit seeks a nation-wide class of plaintiffs. The Baudino Lawsuit is in its early stages and discovery is in its infancy. On September 15, 2006, the trial court granted SCI’s motion for summary judgment on the merits of plaintiffs’ claims.
      SCI is a defendant in two related class action antitrust cases filed in 2005. The first case is Cause No 4:05-CV-03394; Funeral Consumers Alliance, Inc. v. Service Corporation International, et al; In the United States District Court for the Southern District of Texas Houston (“Funeral Consumers Case”). This is a purported class action on behalf of casket consumers throughout the United States alleging that SCI and several other companies involved in the funeral industry violated federal antitrust laws and state consumer laws by engaging in various anti-competitive conduct associated with the sale of caskets.
      SCI is also a defendant in Cause No. 4:05-CV-03399; Pioneer Valley Casket, et. al. v. Service Corporation International, et al; In the United States District Court for the Southern District of Texas ø Houston Division (“Pioneer Valley Case”). This lawsuit makes the same allegations as the Funeral Consumers Case and is also brought against several other companies involved in the funeral industry. Unlike the Funeral Consumers Case, the Pioneer Valley Case is a purported class action on behalf of all independent casket distributors that are in the business or were in the business any time between July 18, 2001 to the present.
      SCI was formerly a defendant in a related class action lawsuit styled Ralph Lee Fancher v. Service Corporation International, et al; In the United States District Court for the Southern District of Texas-

Houston Division, and Cause No. 4:05-CV-00246. That lawsuit was dismissed in May 2006 upon request by the plaintiffs.
      The Funeral Consumers Case and the Pioneer Valley Case seek injunctions, unspecified amounts of monetary damages, and treble damages. In the Funeral Consumers Case, plaintiffs were seeking the court’s permission to add a claim to enjoin SCI and Alderwoods from closing the acquisition. On July 31, 2006, the trial court issued an order denying plaintiff’s request to add a claim to enjoin such acquisition. Since the litigation is in its preliminary stages, SCI cannot quantify its ultimate liability, if any, for the payment of damages.
      In addition to the Funeral Consumers Case and the Pioneer Valley Case, SCI has received Civil Investigative Demands, dated in August 2005 and February 2006, from the Attorney General of Maryland on behalf of itself and other state attorneys general, who have commenced an investigation of alleged anti-competitive practices in the funeral industry. SCI has also received similar Civil Investigative Demands from the Attorneys General of Florida and Connecticut.
      The ultimate outcome of the matters described above cannot be determined at this time. SCI intends to aggressively defend all of the above lawsuits; however, an adverse decision in one or more of such matters could have a material adverse effect on SCI, its financial condition, results of operations, and cash flows.
     Alderwoods
      Funeral Consumers Alliance, Inc. et al v. Alderwoods Group, Inc. et al was filed in the United States District Court for the Northern District of California in April, 2005. This case has been transferred to the United States District Court for the Southern District of Texas, Case No. CV3394. To date, six separate class action lawsuits, including Francis H. Rocha v. Alderwoods Group, Inc. et al, Marcia Berger v. Alderwoods Group, Inc. et al, Maria Magsarili and Tony Magsarili v. Alderwoods Group, Inc. et al, Caren Speizer v. Alderwoods Group, Inc. et al, and Frank Moroz v. Alderwoods Group, Inc. et al, have been consolidated into this case (“Funeral Consumer Case”). Two other cases, also transferred to the United States District Court for the Southern District of Texas, Pioneer Valley Casket Co. v. Alderwoods Group, Inc. et al (“Pioneer Valley”) and Ralph Fancher et al v. Alderwoods Group, Inc. et al (“Fancher”), were consolidated into the Funeral Consumer Case for purposes of discovery only. On June 13, 2006, the United States District Court for the Southern District of Texas granted Fancher’s Notice of Voluntary Dismissal, with permission to refile its case at another time. The only two remaining cases, therefore, are the Funeral Consumer Case and Pioneer Valley.
      The Funeral Consumer Case is a purported class action on behalf of casket consumers throughout the United States. Pioneer Valley is a purported class action on behalf of independent casket distributors throughout the United States. Both class suits name as defendants the Company and three other public companies involved in the funeral or casket industry. The Funeral Consumer Case and Pioneer Valley allege that defendants violated federal and state antitrust laws by engaging in anticompetitive practices with respect to the sale and pricing of caskets. Both cases seek injunctions, unspecified amounts of monetary damages, and treble damages. Motions to Dismiss filed by Alderwoods and all other defendants are pending in the Funeral Consumer Case and Pioneer Valley. Plaintiffs in these cases have yet to provide any meaningful information regarding their alleged damages. As a result, Alderwoods cannot quantify its ultimate liability, if any, for the payment of damages. Alderwoods believes plaintiffs’ claims are without merit and intends to vigorously defend itself in these actions.
      In addition to the funeral and casket antitrust lawsuits, Alderwoods has received a Civil Investigative Demand, dated August 4, 2005, from the Attorney General of Maryland on behalf of itself and other undisclosed state attorneys general, who have commenced an investigation of alleged anticompetitive practices in the funeral industry. Alderwoods has received similar Civil Investigative Demands from the Attorneys General of Florida and Connecticut.

      Richard Sanchez et al v Alderwoods Group, Inc. et al was filed in February 2005 in the Superior Court of the State of California, for the County of Los Angeles, Central District; Case No. BC328962. Plaintiffs seek to certify a nationwide class on behalf of all consumers who purchased funeral goods and services from Alderwoods. Plaintiffs allege in essence that the Federal Trade Commission’s Funeral Rule requires Alderwoods to disclose its markups on all items obtained from third-parties in connection with funeral service contracts. Plaintiffs allege further that Alderwoods has failed to make such disclosures. Plaintiffs seek to recover an unspecified amount of monetary damages, attorney’s fees, costs and unspecified “injunctive and declaratory relief.” Alderwoods believes that plaintiffs’ claims are without merit and intends to vigorously defend itself in this action.
      On July 7, 2005, the FTC issued a letter advisory opinion regarding the lawful construction of the term “cash advance item” as used in the FTC’s “Funeral Rule”. The FTC opined with regard to a similar lawsuit in Texas state court: “The Commission believes that the court is incorrect in ruling that all goods or services purchased from a third-party vendor are cash advance items. This interpretation sweeps far too broadly, potentially bringing within its scope every component good or service that comprises a funeral. This was not and is not the Commission’s intention in the “cash advance” provisions of the Rule. In Alderwoods’ opinion, the term “cash advance item” in the Rule applies only to those items that the funeral provider represents expressly to be “cash advance items” or represents by implication to be procured on behalf of a particular customer and provided to that customer at the same price the funeral provider paid for them.” The FTC sets forth its analysis in the remainder of the letter. The Company has learned that a number of plaintiffs to these actions along with the Funeral Consumers Alliance have filed a petition against the FTC in the District of Columbia Circuit Court asking the Court to overturn the FTC’s July 7, 2005 Advisory Opinion.
      A motion for summary judgment against plaintiffs on behalf of a related defendant was heard on August 14, 2006. The Court took the matter under submission and its ruling on that motion is pending. The Court’s ruling will become the law of the case and should dictate whether identical actions against Alderwoods are dismissed.
      Reyvis Garcia and Alicia Garcia v. Alderwoods Group, Inc., Osiris Holding of Florida, Inc, a Florida corporation, d/b/a Graceland Memorial Park South, f/k/a Paradise Memorial Gardens, Inc., was filed in December 2004, in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida, Case No.: 04-25646 CA 32. Plaintiffs are the son and sister of the decedent, Eloisa Garcia, who was buried at Graceland Memorial Park South in March 1986, when the cemetery was owned by Paradise Memorial Gardens, Inc. Initially, the suit sought damages on the individual claims of the Plaintiffs relating to the burial of Eloisa Garcia. Plaintiffs claimed that due to poor record keeping, spacing issues and maps, and the fact that the family could not afford to purchase a marker for the grave, the burial location of the decedent could not be located. In July 2006, Plaintiffs amended their Complaint, seeking to certify a class of all persons buried at this cemetery whose burial sites cannot be located, claiming that this is due to poor record keeping, maps and surveys at the cemetery. The Plaintiffs are seeking unspecified monetary damages, as well as equitable and injunctive relief. Alderwoods believes that the Plaintiffs’ individual claims are without merit. No class has been certified in this matter and Alderwoods believes that there is no basis for a class action. Alderwoods intends to vigorously defend itself in this action.
      The ultimate outcome of the litigation matters described above cannot be determined at this time. An adverse decision in one or more of such matters could have a material adverse effect on Alderwoods, its financial condition, results of operation and cash flows. However, Alderwoods intends to aggressively defend the lawsuits.
      In addition, Alderwoods is party to other legal proceedings in the ordinary course of business, and believes it has made adequate provision for estimated potential liabilities. Alderwoods does not expect the outcome of these proceedings, individually or in the aggregate, to have a material adverse effect on its financial position, results of operations or liquidity.
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
      None.

MANAGEMENT
      The following table presents information with respect to our officers and directors after completion of the acquisition.

Name	Age	Position

R. L. Waltrip	75	Chairman of the Board
Thomas L. Ryan	41	President, Chief Executive Officer and Director
Michael R. Webb	48	Executive Vice President and Chief Operating Officer
J. Daniel Garrison	55	Senior Vice President Operations Support
Stephen M. Mack	54	Senior Vice President Middle Market Operations
James M. Shelger	57	Senior Vice President General Counsel and Secretary
Eric D. Tanzberger	37	Senior Vice President and Chief Financial Officer
Sumner J. Waring, III	38	Senior Vice President Major Market Operations
Christopher H. Cruger	32	Vice President Business Development
Jane D. Jones	50	Vice President Human Resources
Albert R. Lohse	45	Vice President Corporate Governance
Harris E. Loring, III	56	Vice President and Treasurer
Elisabeth G. Nash	45	Vice President Continuous Process Improvement
Donald R. Robinson	48	Vice President Supply Chain Management
Jeffrey I. Beason	58	Vice President and Corporate Controller
Anthony L. Coelho	64	Director
A.J. Foyt, Jr.	71	Director
Edward E. Williams	61	Director
Alan R. Buckwalter, III	59	Director
Malcolm Gillis	65	Director
Victor L. Lund	59	Director
John W. Mecom, Jr.	67	Director
Clifton H. Morris	71	Director
W. Blair Waltrip	52	Director
      Mr. Waltrip is the founder and Chairman of the Board of SCI. He has provided invaluable leadership to SCI for over 40 years. A licensed funeral director, Mr. Waltrip grew up in his family’s funeral business and assumed management of the firm in the 1950s. He began buying additional funeral homes in the 1960s and achieved significant cost efficiencies through the “cluster” strategy of sharing pooled resources among numerous locations. At the end of 2005, the network he began had grown to include more than 1,400 funeral service locations and cemeteries. Mr. Waltrip took SCI public in 1969. Mr. Waltrip holds a bachelor’s degree in business administration from the University of Houston.
      Mr. Ryan was elected Chief Executive Officer of SCI in February 2005 and has served as President of SCI since July 2002. Mr. Ryan joined SCI in 1996 and served in a variety of financial management roles until November 2000, when he was asked to serve as Chief Executive Officer of European Operations. In July 2002, Mr. Ryan was appointed Chief Operating Officer of SCI, a position he held until February 2005. Before joining SCI, Mr. Ryan was a certified public accountant with Coopers & Lybrand LLP for eight years. He holds a bachelor’s degree in business administration from the University of Texas at Austin. Mr. Ryan is a member of the Young Presidents’ Organization and serves on the Board of Trustees of the Texas Gulf Coast United Way.
      Mr. Webb joined SCI in 1991 when it acquired Arlington Corporation, a regional funeral and cemetery consolidator, where he was then Chief Financial Officer. Prior to joining Arlington Corporation,

Mr. Webb held various executive financial and development roles at Days Inns of America and Telemundo Group, Inc. In 1993, Mr. Webb joined SCI’s corporate development group, which he later led on a global basis before accepting operational responsibility for SCI’s Australian and Hispanic businesses. Mr. Webb was promoted to Vice President International Corporate Development in February 1998 and was named Executive Vice President in July 2002. In February 2005, he was promoted to Chief Operating Officer. He is a graduate of the University of Georgia, where he earned a Bachelor of Business Administration degree.
      Mr. Garrison joined SCI in 1978 and worked in a series of management positions until he was promoted to President of the Southeastern Region in 1992. In 1998, Mr. Garrison was promoted to Vice President International Operations. In 2000, Mr. Garrison became Vice President North American Cemetery Operations and was promoted to Vice President Operations Services in August 2002. He assumed his current position as Senior Vice President Operations Support in February 2005. Mr. Garrison is an Administrative Management graduate of Clemson University.
      Mr. Mack joined SCI in 1973 as a resident director after graduating from Farmingdale State University of New York. He became Vice President of the Eastern Region in 1987 and in February 1998 Mr. Mack was appointed Vice President North American Funeral Operations. Mr. Mack was promoted to Senior Vice President Eastern Operations in August 2002 and assumed the office of Senior Vice President Middle Market Operations, his current position, in May 2004.
      Mr. Shelger joined SCI in 1981 when it acquired IFS Industries, a regional funeral and cemetery consolidator, where he was then General Counsel. Mr. Shelger subsequently served as counsel for SCI’s cemetery division until 1991, when he was appointed General Counsel. Mr. Shelger currently serves as Senior Vice President, General Counsel and Secretary of SCI. Mr. Shelger earned a Bachelor of Science degree in Business Administration from the University of Southern California in Los Angeles and a Juris Doctor from the California Western School of Law in San Diego.
      Mr. Tanzberger joined SCI in August 1996 as Manager of Budgets & Financial Analysis. He was promoted to Vice President Investor Relations and Assistant Corporate Controller in January 2000, and to Corporate Controller in August 2002. In February 2006, the Board of Directors promoted Mr. Tanzberger to the position of Senior Vice President and Corporate Controller effective immediately and to Senior Vice President and Chief Financial Officer effective June 30, 2006. Prior to joining SCI, Mr. Tanzberger was Assistant Corporate Controller at Kirby Marine Transportation Corporation, an inland waterway barge and tanker company, from January through August 1996. Prior thereto, he was a Certified Public Accountant with Coopers & Lybrand L.L.P. for more than five years. Mr. Tanzberger is a Certified Public Accountant and a graduate of the University of Notre Dame, where he earned a Bachelor of Business Administration degree.
      Mr. Waring, a licensed funeral director, joined SCI as an Area Vice President in 1996 when SCI merged with his family’s funeral business. Mr. Waring was appointed Regional President of the Northeast Region in 1999 and was promoted to Regional President of the Pacific Region in September 2001. Mr. Waring was promoted to Vice President Western Operations in August 2002 and assumed the office of Vice President Major Market Operations in November 2003. In February 2006, Mr. Waring was promoted to Senior Vice President Major Market Operations. Mr. Waring holds a Bachelor of Science degree in Business Administration from Stetson University in Deland, Florida, a degree in Mortuary Science from Mt. Ida College and a Masters of Business Administration degree from the University of Massachusetts Dartmouth.
      Mr. Cruger oversees Corporate Development and the Dignity Memorial® affiliate network of independent funeral homes. He initially served SCI as a financial analyst in the corporate development department from 1996 until 1999, when he left to become Manager of Financial Analysis for R. H. Donnelley Corporation. During 2000, he returned to SCI to focus on international divestitures. From 2003 to February 2005, he served as Managing Director of Corporate Development. In February 2005, he was promoted to Vice President of Business Development. Mr. Cruger graduated from Lehigh University with a Bachelor of Science in Finance.

      Mrs. Jones joined SCI in 2003 from Dynegy, Inc., where she served as Vice President of Total Rewards. She oversees human resources, training and education, and payroll and commission services activities that assist approximately 15,000 employees in North America. Mrs. Jones was promoted to Vice President Human Resources in February 2005. She holds a Bachelor of Business Administration degree in Accounting with a minor in Finance from Southern Methodist University. She is a Certified Compensation Professional and is active in professional organizations that include World at Work and the Society for Human Resources Management.
      Mr. Lohse joined SCI in 2000 as Managing Director of Litigation and has since been involved in the resolution of major litigation issues for SCI. In 2004, Mr. Lohse was promoted to Vice President Corporate Governance. Before joining SCI, Mr. Lohse was Managing Partner at McDade, Fogler, Maines & Lohse where he conducted a general civil trial practice. Prior to that, he practiced tort and commercial litigation at Fulbright & Jaworski. Mr. Lohse received a Bachelor of Business Administration degree from the University of Texas and a Juris Doctor from the University of Houston Law Center.
      Mr. Loring joined SCI in March 2000 as the Managing Director, Tax and was promoted to Assistant Treasurer in May 2004. Before joining SCI, Mr. Loring was Director, Tax at Stone & Webster, Inc. and held various corporate tax and treasury positions in other companies over a twenty-five year period. In February 2006, Mr. Loring was promoted to Vice President and Treasurer. Mr. Loring is a Certified Public Accountant and holds a Bachelor of Business Administration from Bryant College in North Smithfield, Rhode Island and a Master of Science in Taxation from Bentley College, Waltham, Massachusetts.
      Ms. Nash joined SCI in 2002 as Managing Director of Strategic Planning and Process Improvement. Prior to joining SCI, Ms. Nash worked for the Pennzoil Corporation and held various senior management accounting and financial positions. In 2004, Ms. Nash was promoted to Vice President Continuous Process Improvement. Her primary responsibilities include improving operating systems; reducing overhead costs; and identifying and assisting in the implementation of initiatives to improve operating profit margins and cash flow. She is a graduate of Texas A&M University where she received a Bachelor of Business Administration degree in Accounting.
      Mr. Robinson joined SCI in 1996 as Director of Procurement. Prior to joining SCI, Mr. Robinson was employed by Marathon Oil Company, where he spent 16 years in a variety of procurement, logistics and information technology positions. In February 2005, he was promoted to Vice President Supply Chain Management. Prior to this promotion, he was Managing Director of Business Support Services, a position in which he oversaw fleet management and office services; voice services, travel and shipping services; and supply chain and purchasing activities. Mr. Robinson holds a Bachelor of Science degree in Business Administration with a minor in Computer Service from Taylor University in Upland, Indiana.
      Mr. Beason joined SCI in July 2006 as Vice President and Corporate Controller. Prior to SCI, he was an employee of El Paso Corporation, a natural gas transmission and production company. Mr. Beason joined El Paso Corporation in 1978 and held various accounting and reporting roles until 1993. From 1993 to 1996, he held the position of Sr. Vice President Administration of Mojave Pipeline Operating Company, a wholly owned subsidiary of El Paso Corporation. From 1996 to November 2005, Mr. Beason was Sr. Vice President, Controller and Chief Accounting Officer of El Paso Corporation. He is a Certified Public Accountant licensed in the State of Texas and holds a bachelor’s of business administration in accounting from the Texas Tech University.
      Mr. Coelho was a member of the U.S. House of Representatives from 1978 to 1989. After leaving Congress, he joined Wertheim Schroder & Company, an investment banking firm in New York and became President and CEO of Wertheim Schroder Financial Services. From October 1995 to September 1997, he served as Chairman and CEO of an education and training technology company that he established and subsequently sold. He served as general chairman of the presidential campaign of former Vice President Al Gore from April 1999 until June 2000. Since 1997, Mr. Coelho has worked independently as a business and political consultant. Mr. Coelho also served as Chairman of the President’s Committee on Employment of People with Disabilities from 1994 to 2001. He is currently serving as Chairman of the Board of the Epilepsy Foundation. Mr. Coelho is a member of the board of directors of Cyberonics, Inc. and Warren Resources, Inc.
      Mr. Foyt achieved prominence as a racing driver who was the first four-time winner of the Indianapolis 500. His racing career spanned four decades and three continents — North America, Europe and Australia. Since his retirement from racing in 1994, Mr. Foyt has engaged in a variety of commercial and entrepreneurial ventures. He is the President and owner of A. J. Foyt Enterprises, Inc. (assembly, exhibition and competition with high-speed engines and racing vehicles), and has owned and operated car dealerships that bear his name. He has also been involved in a number of commercial real estate investment and development projects, and has served as a director of a Texas bank.
      Dr. Williams holds the Henry Gardiner Symonds Chair (an endowed professorship) and is Director of the Entrepreneurship Program at the Jesse H. Jones Graduate School of Management at Rice University, where he teaches classes on entrepreneurship, value creation, venture capital investing, business valuations, leveraged buyouts and the acquisition of existing concerns. Dr. Williams has been named by Business Week as the Number Two Entrepreneurship Professor in the United States. Dr. Williams holds a Ph.D. with specialization in Finance, Accounting and Economics. He has taught finance, accounting, economics and entrepreneurship at the graduate level, has written numerous articles in finance, accounting, economics and entrepreneurship journals, has taught courses in financial statement analysis and continues to do academic research in his areas of specialty. He is the author or co-author of over 40 articles and nine books on business planning, entrepreneurship, investment analysis, accounting and finance.
      Mr. Buckwalter retired in 2003 as Chairman of JPMorgan Chase Bank, South Region after a career of over 30 years in banking that involved management of corporate, commercial, capital markets, international, private banking and retail departments. He served as head of the Banking Division and Leveraged Finance Unit within the Banking and Corporate Finance Group of Chemical Bank and Chairman and CEO of Chase Bank of Texas. Mr. Buckwalter has attended executive management programs at Harvard Business School and the Stanford Executive Program at Stanford University. He is also an avid community volunteer, serving on the Boards of Texas Medical Center, the American Red Cross (Houston chapter), St. Luke’s Episcopal Health System and Baylor College of Medicine. Mr. Buckwalter is a member of the board of directors of Plains Exploration and Production Company.
      Malcolm Gillis, Ph.D., is a University Professor and former President of Rice University, a position he held from 1993 to June 2004. He is an internationally respected academician and widely published author in the field of economics with major experience in fiscal reform and environmental policy. Dr. Gillis has taught at Harvard and Duke Universities and has held named professorships at Duke and Rice Universities. He has served as a consultant to numerous U.S. agencies and foreign governments. Additionally, he has held memberships in many national and international committees, boards, and advisory councils. He holds Bachelor’s and Master’s degrees from the University of Florida and a Doctorate from the University of Illinois. Mr. Gillis is a member of the board of directors of Electronic Data Systems Corp., Halliburton Co. and Introgen Therapeutics, Inc.
      Mr. Lund, from May 2002 to December 2004, served as Chairman of the Board of Mariner Healthcare, Inc. From 1999 to 2002, he served as Vice Chairman of the Board of Albertsons, Inc. prior to which he had a 22-year career with American Stores Company in various positions, including Chairman of the Board and Chief Executive Officer, Chief Financial Officer and corporate controller. Prior to that time, Mr. Lund was a practicing audit CPA for five years, held a CPA license and received the highest score on the CPA exam in the State of Utah in the year that he was licensed. He also holds an MBA and a BA in Accounting. Mr. Lund is a member of the board of directors of Borders Group Inc., Del Monte Foods Company and NCR Corporation.
      Mr. Mecom has been involved in the purchase, management and sale of business interests in a variety of industries. He has owned and managed over 500,000 acres of surface and mineral interests throughout the U.S. He has been involved in the purchase, renovation, management and sale of luxury hotels in the U.S., Peru and Mexico. He purchased the New Orleans Saints NFL team in 1967 and sold his interest in 1985. He is currently Chairman of the John W. Mecom Company, principal owner of John Gardiner’s

Tennis Ranch and Chairman of the Board and principal owner of Rhino Pak (a contract blender and packer for the petroleum industry).
      Mr. Morris has been Chairman of AmeriCredit Corp. (financing of automotive vehicles) since May 1988, previously having served as Chief Executive Officer and President of that company. Previously, he served as Chief Financial Officer of Cash America International, prior to which he owned his own public accounting firm. He is a certified public accountant with 43 years of certification, a Lifetime Member of the Texas Society of Certified Public Accountants and an Honorary Member of the American Institute of Certified Public Accountants. Mr. Morris was instrumental in the early formulation and initial public offerings of SCI, Cash America International and AmeriCredit Corp., all of which are now listed on the New York Stock Exchange. From 1966 to 1971, he served as a Vice President in treasury or financial positions at SCI, returning to serve on SCI’s Board of Directors in 1990. Mr. Morris was named 2001 Business Executive of the Year by the Fort Worth Business Hall of Fame. He is also an avid community volunteer, having served on the Community Foundation of North Texas, Fort Worth Chamber of Commerce and Fort Worth Country Day School. Mr. Morris is a member of the board of directors of AmeriCredit Corp.
      Mr. Blair Waltrip held various positions with SCI from 1977 to 2000, including serving as vice president of corporate development, senior vice president of funeral operations, executive vice president of SCI’s real estate division, Chairman and CEO of Service Corporation International (Canada) Limited (a subsidiary taken public on The Toronto Stock Exchange) and Executive Vice President of SCI. Mr. Waltrip’s experience has provided him with knowledge of almost all aspects of SCI and its industry with specific expertise in North American funeral/cemetery operations and real estate management. Since leaving SCI in 2000, Mr. Waltrip has been an independent investor, primarily engaged in overseeing family and trust investments. Mr. Waltrip is the son of SCI’s founder, R. L. Waltrip. Mr. Waltrip is a member of the board of directors of Sanders Morris Harris Group Inc.
      Each officer of SCI is elected by the Board of Directors and holds their office until a successor is elected and qualified or until earlier death, resignation or removal in the manner prescribed in SCI’s Bylaws. Each officer of a subsidiary of SCI is elected by the subsidiary’s board of directors and holds their office until a successor is elected and qualified or until earlier death, resignation or removal in the manner prescribed in the Bylaws of the subsidiary.

Executive compensation
     SCI Cash Compensation
      The following table sets forth information for the three years ended December 31, 2005 with respect to the Chief Executive Officer and the four other most highly compensated executive officers of SCI. The determination as to which executive officers were most highly compensated was made with reference to the amounts disclosed under the “Salary” and “Bonus” columns in the table.
     SCI Summary Compensation Table

		Annual Compensation			Long-Term Compensation

					Awards		Payouts

						Securities
					Restricted	Underlying	Long-Term
				Other Annual	Stock	Stock	Incentive	All Other
Name and Principal Position	Year	Salary	Bonus	Compensation(1)	Award(2)(3)	Options(2)	Payouts(4)	Compensation(5)

R. L. Waltrip	2005	$950,000	$979,498	$420,963	$578,488	189,400	$3,000,000	$223,564
Chairman of the Board	2004	986,538	492,860	345,628	498,960	150,200	0	428,759
	2003	980,269	1,581,750	535,806	597,520	102,000	0	43,779
Thomas L. Ryan	2005	800,000	824,840	85,974	795,160	260,400	2,200,000	341,971
President and Chief	2004	541,440	272,370	135,359	587,664	177,000	0	14,058
Executive Officer	2003	440,673	599,400	78,024	336,105	57,500	0	14,058
Michael R. Webb	2005	575,000	592,854	24,141	361,736	118,400	1,800,000	265,016
Executive Vice President	2004	466,058	233,460	27,371	338,184	101,900	0	18,000
and Chief Operating Officer	2003	416,153	566,100	23,496	271,600	46,000	0	17,957
Sumner J. Waring, III	2005	350,000	348,226	30,093	162,328	53,200	1,000,000	166,471
Senior Vice President,	2004	320,422	150,000	5,819	319,470	0	0	13,568
Major Market Operations	2003	273,808	241,080	6,626	149,710	25,500	0	13,346
Stephen M. Mack	2005	350,000	316,579	15,780	162,328	53,200	1,000,000	185,977
Senior Vice President,	2004	363,462	90,000	7,259	283,590	0	0	54,851
Middle Market Operations	2003	356,731	153,300	6,857	139,503	24,000	0	17,404

(1)	Includes the incremental cost of personal use of SCI aircraft to the extent not reimbursed to SCI: Mr. R. L. Waltrip, $205,617 in 2005, $146,706 in 2004 and $180,950 in 2003; Mr. Ryan, $13,491 in 2005 and $15,074 in 2004; Mr. Webb, $17,841 in 2005, $20,592 in 2004 and $13,265 in 2003; Mr. Waring, $22,758 in 2005; Mr. Mack, $4,692 in 2005. Also includes $142,460 in 2005, $144,835 in 2004 and $130,413 in 2003 for security and transportation services provided for Mr. R. L. Waltrip. For 2005, the amounts also include $43,881 for foreign tax reimbursement and preparation and $25,168 for related gross up for Mr. Ryan. For each of Messrs. Webb, Waring and Mack, the aggregate of the executive’s perquisites and benefits in 2005 did not exceed the lesser of $50,000 or 10 percent of the total of the executive’s annual salary and bonus. In prior years, certain of the figures reported were calculated using a different cost method and differ from those reported here.

(2)	Awards of restricted stock and stock options set forth in the table for 2005, 2004 and 2003 reflect awards granted, respectively, in February 2006, February 2005 and February 2004.

(3)	At December 31, 2005, the number and value of unvested restricted stock holdings (including restricted stock awards made in February 2006) of the listed executives were as follows: Mr. R. L. Waltrip: 200,867 shares ($1,643,092); Mr. Ryan: 214,300 shares ($1,752,974); Mr. Webb: 119,367 shares ($976,422); Mr. Waring: 80,667 shares ($659,856) and Mr. Mack: 74,467 shares ($609,140). Dividends paid on SCI common stock will also be paid on restricted shares. The restricted shares vest 1/3 on each anniversary of the grant date and will vest 100% in the event of certain terminations or a change of control (as defined in the Amended 1996 Incentive Plan).

(4)	Consists of the payout in February 2006 of cash performance units previously awarded in February 2003 regarding the three year performance period ended December 31, 2005. For information concerning cash performance units awarded in February 2006, see the caption “SCI Long-Term Incentive Plan: Performance Units” herein below.

(5)	Consists of the following for 2005: $204,115 for reimbursement of life insurance premium and related taxes (as described in “Other Compensation” below), $2,439 for term life insurance and $17,010 for SCI contributions to the SCI’s 401(k) plan for Mr. R. L. Waltrip; $858 for term life insurance,

$13,860 for SCI contributions to the SCI’s 401(k) plan and $327,253 for SCI contributions to the Executive Deferred Compensation Plan for Mr. Ryan; $1,757 for term life insurance, $17,010 for SCI contributions to the SCI’s 401(k) plan, and $246,248 for SCI contributions to the Executive Deferred Compensation Plan for Mr. Webb; $248 for term life insurance, $13,860 for SCI contributions to SCI’s 401(k) plan and $152,363 for SCI contributions to the Executive Deferred Compensation Plan for Mr. Waring; $23,109 for reimbursement of life insurance premium and related taxes, $316 for term life insurance, $17,010 for SCI contributions to SCI’s 401(k) plan and $145,542 for SCI contributions to the Executive Deferred Compensation Plan for Mr. Mack.

     SCI Stock Options
      The following table sets forth stock options granted in February 2006 for 2005 performance.

			% of Total
		Number of	Options
		SCI Shares	Granted to
		Underlying	Employees			Grant Date
		Options	in Year	Price per	Expiration	Present
Name	Grant Date(1)	Granted(1)	of Grant	Share(2)	Date	Value(3)

R. L. Waltrip	02/07/06	189,400	11.82%	$8.240	02/07/14	$598,031
Thomas L. Ryan	02/07/06	260,400	16.25%	$8.240	02/07/14	822,213
Michael R. Webb	02/07/06	118,400	7.39%	$8.240	02/07/14	373,848
Sumner J. Waring, III	02/07/06	53,200	3.32%	$8.240	02/07/14	167,979
Stephen M. Mack	02/07/06	53,200	3.32%	$8.240	02/07/14	167,979

(1)	The stock options vest one-third on each anniversary of the grant date. Each option will also fully vest upon a change of control of SCI (as defined in the Amended 1996 Incentive Plan).

(2)	The exercise price for all grants is the market price at the date of grant.

(3)	The present value of the options is based on a present value model known as the “Black-Scholes option pricing model”. The choice of such valuation method does not reflect any belief by SCI that such a method, or any other valuation method, can accurately assign a value to an option at the grant date. The assumptions used for valuing the 2006 grants are: volatility rate of 38.80%; annual dividend yield of 1.5%; turnover rate of 3%; and risk free interest rate of 4.30%.
     SCI Aggregated Option Exercises in Last Fiscal Year and December 31, 2005 Option Values

			Number of Shares
			Underlying Unexercised		Value of Unexercised
	Shares		Options at		In-the-Money Options at
	Acquired		December 31, 2005		December 31, 2005
	on	Value
Name	Exercise	Realized	Exercisable	Unexercisable(1)	Exercisable	Unexercisable(1)

R. L. Waltrip	—	NA	7,287,003	407,600	$12,802,690	$279,210
Thomas L. Ryan	—	NA	561,666	475,734	2,066,369	272,809
Michael R. Webb	—	NA	587,833	250,967	2,061,214	168,622
Sumner J. Waring, III	33,000	$111,393	78,500	70,200	384,883	22,865
Stephen M. Mack	50,000	$295,830	712,680	69,200	1,658,130	21,520

(1)	Includes stock options granted in February 2006.
     SCI Long-Term Incentive Plan: Performance Units
      The following table shows information regarding cash performance units awarded the Named Executive Officers in February 2006 for 2005 performance.

			Estimated future payouts
			under non-stock price based plan(2)

	Number of		Threshold	Target	Maximum
Name	units(1)	Performance period	($)	($)	($)

R. L. Waltrip	665,800	1/1/06-12/31/08	$166,450	$665,800	$1,331,600
Thomas L. Ryan	915,500	1/1/06-12/31/08	228,875	915,500	1,831,000
Michael R. Webb	416,200	1/1/06-12/31/08	104,050	416,200	832,400
Sumner J. Waring, II	187,300	1/1/06-12/31/08	46,825	187,300	374,600
Stephen M. Mack	187,300	1/1/06-12/31/08	46,825	187,300	374,600

(1)	Each unit is valued at $1.00.

(2)	Actual payouts are a function of relative Total Shareholder Return (“TSR”) of SCI compared to TSR of a comparison group at the end of the three year period. The absolute TSR of SCI must be greater than zero and at or above the threshold target to trigger a payout. In 2006, the plan was simplified to pay out at threshold for achievement of minimum established targets, at target for expected level of performance and a maximum award of 200% for achieving 75th percentile or better performance, provided that no individual payout may exceed $3 million.
     Alderwoods Equity and Long-Term Incentive Plans
      Alderwoods’ equity and long-term incentive plans consist of its Director Compensation Plan, its 2005-2007 Executive Strategic Incentive Plan (the “2005-2007 Plan”), its 2002 Equity Incentive Plan and its 2005 Equity Incentive Plan. Under the Director Compensation Plan, Alderwoods’ directors may elect to defer their fees in common stock. In connection with the acquisition, each share of Alderwoods common stock held in the deferral accounts under the Director Compensation Plan will be cancelled and converted into the right to receive the acquisition consideration. Under the 2005-2007 Plan, certain of Alderwoods’ officers can earn cash awards based on the company attaining specified stock price targets. In connection with the acquisition, all amounts under the 2005-2007 Plan will vest 100% and be payable within 30 days of the closing. The aggregate amount payable under the 2005-2007 Plan will equal approximately $11,200,000. The 2002 Equity Incentive Plan and the 2005 Equity Incentive Plan provide for the grant of stock options and restricted stock units to Alderwoods’ directors and officers. In connection with the acquisition, each outstanding stock option will be cancelled in exchange for the right to receive the acquisition consideration, net of the option’s exercise price. In connection with the acquisition, all restricted stock units will be cancelled and converted into the right to receive the acquisition consideration. The aggregate cash value to be received by Alderwoods’ directors and officers in connection with the acquisition for their outstanding stock options and restricted stock units is approximately $36,000,000.
     Retirement Plans
     SCI Cash Balance Plan
      The SCI Cash Balance Plan is a defined benefit plan which was amended effective January 1, 2001 such that SCI would not make any further contributions under the plan after 2000. Each participant in the plan has an account which, until December 31, 2000, was credited each year that a participant qualified with a SCI contribution (based on annual compensation and years of benefit service) and interest. Plan accounts continue to accrue interest and, for 2005, interest for each account was credited at the annual rate of 3.78%.

     Estimated Annual Benefits Payable at Age 65

Name	Annual Benefit

R. L. Waltrip	$118,852	(1)
Thomas L. Ryan	13,866	(2)
Michael R. Webb	28,712	(2)
Sumner J. Waring, III	11,739	(2)
Stephen M. Mack	47,323	(2)

(1)	Currently being paid.

(2)	The estimated annual benefit amount assumes no contributions being made to the plan after December 31, 2000 and assumes interest being credited only until age 65.
      At retirement or termination, the participant may elect to receive his or her vested benefit as a lump sum distribution, a monthly payout or a rollover to an IRA or other tax qualified plan. Normal Retirement Age is defined in the SCI Cash Balance Plan as (1) the date upon which a member attains age 65 or (2) in the case of an employee who becomes a member of the SCI Cash Balance Plan after the age of 60, it will be the fifth anniversary of the date that such member became a participant.
     SCI Supplemental Executive Retirement Plan for Senior Officers
      In 2000, SCI amended the Supplemental Executive Retirement Plan for Senior Officers (“SERP for Senior Officers”) effective January 1, 2001. Under the amendment, no additional benefits will accrue and no employees shall become eligible to participate in the plan after 2000.
      The SERP for Senior Officers is a non-qualified plan which covers executive officers and certain regional operating officers, including the Named Executive Officers. Benefits under the SERP for Senior Officers do not consist of compensation deferred at the election of participants. The amounts of benefits under the plan were previously set by the Compensation Committee from time to time. The Compensation Committee previously set guidelines such that the annual benefits would generally equal a percentage (75% for the CEO and lesser percentages for the other officers) of a participant’s 1997 annual base salary and target bonus, with the benefits being reduced to the extent of the participant’s benefits under Social Security and the SCI Cash Balance Plan. The participant will be entitled at age 60 to the annual payment of the full amount of his benefit; if his employment terminates earlier than age 60, he will be entitled to the annual payment of the amount of his benefit multiplied by a fraction of which the numerator is the participant’s years of service and the denominator is the number of years from the participant’s hire date until he reaches age 60.
      Benefit payments will be made in the form of 180 monthly installments commencing at the later of severance of employment or the attainment of age 55. Prior to retirement, if a participant dies or in the event of a change of control of SCI (as defined in the SERP for Senior Officers), SCI will promptly pay to each beneficiary or participant a lump sum equal to the present value of the benefit that the participant would have been entitled to receive if he had continued to accrue benefit service from the date of death or the date of the change of control to the date of his 65th birthday. Participants may elect to begin receiving monthly benefits at age 55, while still employed, provided the participant gives written notice at least twelve months prior to the attainment of age 55. Such installments will be reduced for early commencement to reasonably reflect the time value of money.

      The table below sets forth benefits for the Named Executive Officers.
     Annual Benefits under SERP for SCI’s Senior Officers

Estimated
Annual Benefit
at Age 60

R. L. Waltrip	$1,110,773 (1)
Thomas L. Ryan	18,968
Michael R. Webb	42,725
Sumner J. Waring III	—
Stephen M. Mack	72,583

(1)	This is Mr. R. L. Waltrip’s actual benefit which, pursuant to his election, is being paid in the form of monthly installments since January 1, 1995. During 2003, SCI prepaid to Mr. Waltrip the last 36 payments due to him under the plan.
     SCI Executive Deferred Compensation Plan
      The Compensation Committee approved a new plan in 2005 for the purpose of providing a more competitive compensation package to be used for retention and recruitment of executive level talent. The addition of the supplemental retirement and deferred compensation plan for the Named Executive Officers below, the Chairman of the Board, and other officers allows for an annual retirement contribution of 7.5% and a performance based contribution targeted at 7.5%, with a range of 0% to 15% based on achievement of SCI performance measures established in the first quarter of 2006. The percentages are applied to the combined eligible compensation of base salary and annual incentive bonus paid. The plan allows for individual deferral of base salary, annual incentive bonus awards, and long term incentives payable in cash (performance unit awards). In addition, the plan allows for the restoration of SCI matching contributions that are currently prohibited in SCI’s 401(k) plan due to imposed tax limits on contributions to qualified plans. This plan is also available to senior level management positions with an annual retirement contribution of 5% and individual deferrals. For the initial year of the plan, a contribution was made on behalf of each officer representing 10% of their eligible compensation in the following amounts: $79,737 for Mr. Ryan, $68,346 for Mr. Webb, $46,000 for Mr. Waring, and $44,000 for Mr. Mack. In February 2006, the contributions for retirement and performance made to the plan for 2005 performance on behalf of the Named Executive Officers were as follows: $247,516 for Mr. Ryan, $177,902 for Mr. Webb, $106,363 for Mr. Waring and $101,542 for Mr. Mack.
     Executive Employment Agreements
     Employment Agreement with the Chairman of the Board of SCI
      SCI has an executive employment agreement with Mr. R. L. Waltrip which expires December 31, 2006. The agreement provides for a base salary, which cannot be decreased but may be increased by the Compensation Committee in its sole discretion. As of June 30, 2006, the base salary for Mr. R. L. Waltrip was $950,000. The terms of the agreement also provide that Mr. R. L. Waltrip shall have the right to participate in bonus and other compensation and benefit arrangements.
      In the event of termination of employment due to disability or death, Mr. R. L. Waltrip or his estate will be entitled to receive any accrued and unpaid salary or other compensation, a pro rata portion (based on the portion of the year elapsed at the date of termination) of the highest bonus he received in the preceding three years and continuation of welfare plan benefits for five years. If he is terminated without cause or he voluntarily terminates for specified reasons generally relating to a failure by SCI to honor the terms of the employment agreement (“Good Reason”), he will be entitled to continuation of compensation and certain other benefits for the remaining term of his employment agreement. In the event of a change of control of SCI (as defined in the agreement), Mr. R. L. Waltrip will be entitled to terminate his employment for Good Reason, or without any reason during the 30-day period beginning one year after the change of control (the “Window Period”), and receive a lump-sum payment equal to (a) any accrued and unpaid salary or other compensation plus (b) a pro rata portion (based on the portion of the year elapsed at the date of termination) of the highest bonus he received in the preceding three years plus (c) an amount equal to five times his base salary plus his highest recent bonus; further, he will be entitled to continuation of welfare plan benefits for the remaining term of his employment agreement. Upon termination of Mr. R. L. Waltrip’s employment, he will be subject to a 10 year non-competition obligation; however, SCI will not be required to make any further payments to Mr. Waltrip for the non-competition obligation. If any payments under the executive employment agreement or under the benefit plans of SCI would subject Mr. R. L. Waltrip to any excise tax under the Internal Revenue Code, he will also be entitled to receive an additional payment in an amount such that, after the payment of all taxes (income and excise), he will be in the same after-tax position as if no excise tax had been imposed. In 2005, Mr. Waltrip’s agreement was modified to incorporate language requiring compliance with IRC §409A.
     Other Named Executive Officers of SCI
      SCI also has employment agreements with Messrs. Thomas L. Ryan, Michael R. Webb, Sumner J. Waring, III and Stephen M. Mack. These agreements have current terms expiring December 31, 2006. Annually, SCI may extend each agreement for an additional year unless notice of nonrenewal is given by either party. If such notice of nonrenewal is given by SCI or if notice is not given of SCI’s decision to authorize renewal, the employment agreement will not be extended.
      These agreements provide for base salaries, which cannot be decreased but may be increased by the Compensation Committee, and the right to participate in bonus and other compensation and benefit arrangements. As of June 30, 2006, the base salaries for Messrs. Ryan, Webb, Waring and Mack were $800,000, $575,000, $375,000 and $375,000, respectively.
      In the event of termination of employment due to disability or death, the executive or his estate will be entitled to receive (i) his salary through the end of his employment term, and (ii) a pro rata portion (based on the portion of the year elapsed at the date of termination) of the bonus the executive would have received if he had remained an employee through his employment term (“Pro Rated Bonus”). In the event of termination by SCI without cause, the executive will be entitled to receive salary (two years salary for Messrs. Ryan and Webb and one years salary for Messrs. Waring and Mack), Pro Rated Bonus and continuation of health benefits equal to the years of salary continuation noted above. In the event of a change of control of SCI (as defined in the agreements), the executive will be entitled to terminate his employment for certain specified reasons during the two years following the change of control, and receive (i) a lump-sum payment equal to a multiple of the sum of his annual salary plus his target bonus, which multiple is three for Messrs. Ryan and Webb and two for Messrs. Waring and Mack (ii) a prorated target bonus, and (iii) continuation of health benefits for three years for Messrs. Ryan and Webb and two years for Messrs. Waring and Mack. If any payments under the employment agreement or under the benefit plans of SCI would subject the executive to any excise tax under the Internal Revenue Code, the executive will also be entitled to receive an additional payment in an amount such that, after the payment of all taxes (income and excise), he will be in the same after-tax position as if no excise tax had been imposed. The agreements have incorporated language requiring compliance with IRC §409A.
      Upon termination of his employment, each executive will be subject, at SCI’s option, to a non-competition obligation for a period of one year which SCI may extend for one additional year. If SCI elects to have the non-competition provisions apply, SCI will make payments to the executive during the non-competition period at a rate equal to his base salary at the time of termination, unless such termination was for cause or the executive terminates his employment (other than within twenty-four months after a change of control for certain specified reasons), in which case the executive will be bound by the non-competition provisions without SCI making the corresponding payments.

     Alderwoods Employment Agreements
      Alderwoods is a party to employment agreements with its executive officers, which entitle the officers to cash severance payments in the event the executive is terminated as a result of a change of control. If each of the executive officers is terminated in connection with the acquisition under circumstances which would entitle them to severance, the aggregate cash severance payments due to such officers would equal approximately $9,600,000.
     Other Compensation for SCI Officers
      Mr. R. L. Waltrip, Stephen M. Mack and certain other officers participate in the Split Dollar Life Insurance Plan, under which they are owners of life insurance policies. Mr. R. L. Waltrip’s policy provides a death benefit of $2,000,000 and Mr. Mack’s policy provides a death benefit of $500,000. In December of 2003, the Split Dollar Life Insurance policies of Messrs. Waltrip, Mack and certain other officers were changed to an arrangement whereby the individuals now pay the premiums and SCI provides a bonus to offset the premiums and related taxes. As part of the conversion to SCI bonus plan, the policies were restructured and allow SCI to receive its interest in the policies (representing the cumulative premiums paid by SCI prior to July 31, 2002).
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
      The table below sets forth information with respect to any person who is known to SCI as of June 30, 2006 to be the beneficial owner of more than five percent of SCI’s Common Stock.

	Amount
	Beneficially		Percent
Name and Address of Beneficial Owner	Owned		of Class

Barrow, Hanley, Mewhinney & Strauss, Inc.	31,473,480	(1)	10.8%
2200 Ross Avenue, 31st Floor Dallas, Texas 75201-2761
FMR Corp., Fidelity Management & Research Company, Fidelity Leveraged Co. Stock Fund and Edward C. Johnson, 3d	46,305,925	(2)	15.8%
82 Devonshire Street Boston, Massachusetts 02109
Southeastern Asset Management, Inc., Longleaf Partners Small-Cap Fund and O. Mason Hawkins	15,543,300	(3)	5.3%
6410 Poplar Ave., Suite 900 Memphis, TN 38119
Vanguard Windsor Funds — Vanguard Windsor II Fund 23-2439135	26,080,100	(4)	8.9%
(“Windsor II”) 100 Vanguard Blvd Malvern, Pennsylvania 19355

(1)	Based on a filing made by Barrow, Hanley, Mewhinney & Strauss, Inc. on February 7, 2006, which reported sole voting power for 806,080 shares, shared voting power for 30,667,400 shares, sole investment power for 31,473,480 shares and shared investment power for no shares. BHMS has informed SCI that the shares reported in the table as beneficially owned by BHMS include all 26,080,100 shares reported in the table as beneficially owned by Windsor II, for whom BHMS is an investment manager.

(2)	Based on a filing made by the named companies and person on February 14, 2006, which reported sole voting power for 3,253,425 shares, shared voting power for no shares, sole investment power for 46,305,925 shares and shared investment power for no shares.

(3)	Based on a filing made by the named companies and person on February 10, 2006, which reported sole voting power for no shares, shared voting power for 15,286,300 shares, sole investment power for 257,000 shares and shared investment power for 15,286,300 shares.

(4)	Based on a filing made by the named fund on February 13, 2006, which reported sole voting power for 26,080,100 shares, shared voting power for no shares, sole investment power for no shares and shared investment power for no shares. BHMS has informed SCI that the shares reported in the table as beneficially owned by BHMS include all 26,080,100 shares reported in the table as beneficially owned by Windsor II, for whom BHMS is an investment manager.
      The table below sets forth, as of June 30, 2006, the amount of SCI’s Common Stock beneficially owned by each Named Executive Officer, each director and nominee for director, and all directors and executive officers as a group, based upon information obtained from such persons. Securities reported as beneficially owned include those for which the persons listed have sole voting and investment power, unless otherwise noted.

			Right to
			Acquire Ownership
			Under Options
			Exercisable Within	Percent of
Name of Individual or Group	Shares Owned		60 Days	Class

R. L. Waltrip	1,724,311	(1)	6,931,069	2.9%
Thomas L. Ryan	306,731		639,833	*
Michael R. Webb	227,109		637,132	*
Sumner J. Waring, III	201,740		87,000	*
Stephen M. Mack	109,775		720,680	*
Alan R. Buckwalter	56,987	(2)	—	*
Anthony L. Coelho	91,648		—	*
A. J. Foyt, Jr	139,628	(3)	—	*
Malcolm Gillis	29,990		—	*
Victor L. Lund	81,262		—	*
John W. Mecom, Jr	70,199		—	*
Clifton H. Morris, Jr	114,227	(4)	—	*
W. Blair Waltrip	2,136,202	(5)	410,000	*
Edward E. Williams	239,515		—	*
Executive Officers and Directors as a Group (24 persons)	5,672,540		12,130,444	5.9%

*	Less than one percent

(1)	Includes 468,384 shares held in trusts under which Mr. R. L. Waltrip’s three children, as trustees, share voting and investment powers; Mr. R. L. Waltrip disclaims beneficial ownership of such shares. These shares are also included in the shares owned by Mr. W. Blair Waltrip. See Footnote (5). Also includes 530,133 shares held by trusts of which Mr. R. L. Waltrip is the trustee having sole voting and investment powers.

(2)	Includes 2,800 shares held by Mr. Buckwalter as custodian for family members. Mr. Buckwalter has sole voting and investment power for such shares and disclaims beneficial ownership of such shares.

(3)	Includes 17,885 shares held by Mr. Foyt as custodian for family members. Mr. Foyt has sole voting and investment power for such shares and disclaims beneficial ownership of such shares. Also includes 200 shares owned by Mr. Foyt’s wife.

(4)	Includes 4,034 shares owned by Mr. Morris’s wife. Mr. Morris disclaims beneficial ownership of such shares.

(5)	Includes 152,204 shares held in a trust for the benefit of Mr. W. Blair Waltrip, 1,072,224 shares held in trusts under which Mr. W. Blair Waltrip, his brother and his sister are trustees and have shared voting and investment power and for which Mr. W. Blair Waltrip disclaims 2/3 beneficial ownership. Also includes 105,357 shares held by other family members or trusts, of which shares Mr. W. Blair Waltrip disclaims beneficial ownership. Of the shares attributable to the trusts, 468,384 shares are also included in the shares owned by Mr. R. L. Waltrip. See Footnote (1). Also includes 90,000 shares held by a charitable foundation of which Mr. Waltrip is President.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
      At the date of his resignation as an officer and director on February 9, 2005, Mr. B. D. Hunter had an employment agreement with SCI. In connection with the resignation, SCI subsidiaries, Mr. Hunter and a company of which Mr. Hunter is a principal (the Hunter company) agreed, among other things, that (i) his employment agreement was terminated, (ii) his stock options would continue in accordance with their terms, (iii) his restricted stock grant became vested in accordance with its terms, (iv) his units under SCI’s 2003 and 2004 performance unit plans became vested on a pro rata basis in accordance with their terms, and (v) he remained a participant in SCI cash bonus incentive plan for 2004. In addition, it was agreed, among other things, that the Hunter company will provide Mr. Hunter’s consulting services for a five year term during which the Hunter company will be paid $91,667 per month during the first thirty-six months and $50,000 per month during the remaining twenty-four months. In the last twenty-four month period, Mr. Hunter is not required to devote more than 20 hours per week performing consulting services. The consulting period may be extended up to three additional one-year periods at the option of SCI. During the consulting period, Mr. Hunter and the Hunter company are subject to non-competition obligations. Mr. Hunter will be reimbursed for all reasonable expenses in connection with his consulting services.
      In April 2006, SCI paid Harris E. Loring, III, Vice President and Treasurer, $381,000 in consideration of the cancellation of his stock option to acquire 100,000 shares of SCI Common Stock at an exercise price of $4.40 per share. SCI granted the option to Mr. Loring in April 2001.
      For 2005, SCI paid $123,355 in compensation to Mr. Kevin Mack in his capacity as an employee of SCI. Mr. Mack is the brother of Mr. Stephen M. Mack, Senior Vice President Middle Market Operations of SCI.
      For 2005, SCI paid $142,555 in compensation to Mr. David Warren in his capacity as an employee of SCI. Mr. Warren is the stepson of Dr. Edward E. Williams, a director of SCI. Mr. Warren ceased being an employee of SCI effective in April 2006.
      At the date of his resignation as Executive Vice President of SCI on January 18, 2000, Mr. W. Blair Waltrip had a three year employment agreement with SCI. In connection with the resignation, SCI modified Mr. W. Blair Waltrip’s employment agreement and agreed to provide Mr. W. Blair Waltrip, among other things, continuation of his SCI stock options in accordance with their terms. In connection with the modification of the employment agreement, SCI elected to enforce Mr. W. Blair Waltrip’s post-employment non-competition obligations for the period from January 1, 2003 until December 31, 2005, during which SCI made non-competition payments of $475,000 per year. Pursuant to the foregoing, SCI paid to Mr. W. Blair Waltrip his final non-competition payments of $475,000 for 2005. Additionally, Mr. W. Blair Waltrip receives remuneration as a director of SCI. Mr. W. Blair Waltrip is the son of SCI’s founder, R. L. Waltrip.
      In 1996, the family of Mr. Sumner James Waring, III, Senior Vice President Major Market Operations, sold its business to SCI. In the transaction, Mr. Waring’s father entered a noncompetition agreement under which SCI pays him $100,000 per year for ten years. Mr. Waring’s father also has a Consulting Agreement expiring in 2006 under which SCI paid him fees (and an automobile allowance) of $88,500 for 2005. In addition, Mr. Waring’s father and mother own a company that leases an office building to SCI under a lease expiring in 2006 and providing for rent of $65,500 in 2005 and $65,400 in 2006. Mr. Waring’s father and mother also own a company that leases funeral homes to SCI under a lease expiring in 2016, for which SCI paid rent of $200,000 in 2005.

      Barrow, Hanley, Mewhinney & Strauss, Inc. (“BHMS”) is a holder of more than 5% of the outstanding shares of SCI Common Stock. During 2005, BHMS was one of the investment managers of portfolios of independent trusts which hold funds collected from consumers in connection with preneed funeral sales and preneed cemetery sales. During 2005, BHMS managed on average approximately $161,180,000 for such trusts and was managing approximately $188,869,000 at the end of 2005. Such trusts are prohibited from investing in SCI stock or other SCI securities. For such services, the trusts paid fees of $383,596 to BHMS for 2005. It is expected that BHMS will continue to act as an investment manager for such trusts during 2006.
      In 2005, Marsh & McLennan Companies, Inc. (“MMC”) was a holder of more than 5% of the outstanding shares of Common Stock of SCI. In 2005, Marsh Inc., a subsidiary of MMC, acted as agent for SCI in its purchase of aviation insurance at a gross premium of $151,795, from which MMC received a commission of $22,796. Further in 2005, SCI paid $71,727 to a subsidiary of MMC for quality assurance software and support.

THE EXCHANGE OFFER
Exchange Terms
      Old Notes in an aggregate principal amount of $300,000,000 are currently issued and outstanding. The maximum aggregate principal amount of New Notes that will be issued in exchange for Old Notes is $300,000,000. The terms of the New Notes and the Old Notes are substantially the same in all material respects, except that the New Notes will not contain terms with respect to transfer restrictions, registration rights and payments of additional interest.
      The New Notes will bear interest at a rate of 7.0% per year, payable semi-annually on June 15 and December 15 of each year, beginning on December 15, 2006. Holders of New Notes will receive interest from the date of the original issuance of the Old Notes or from the date of the last payment of interest on the Old Notes, whichever is later. Holders of New Notes will not receive any interest on Old Notes tendered and accepted for exchange. In order to exchange your Old Notes for New Notes in the exchange offer, you will be required to make the following representations, which are included in the letter of transmittal:

•	the New Notes that you receive will be acquired in the ordinary course of your business;

•	you are not participating, and have no arrangement or understanding with any person or entity to participate, in the distribution of the New Notes; and

•	you are not our “affiliate,” as defined in Rule 405 of the Securities Act, or a broker-dealer tendering Old Notes acquired directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act; and

•	if you are not a broker-dealer, that you are not engaged in and do not intend to engage in the distribution of the New Notes.
      Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any Old Notes properly tendered in the exchange offer, and the exchange agent will deliver the New Notes promptly after the expiration date of the exchange offer.
      If you tender your Old Notes, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the Old Notes in connection with the exchange offer. We will pay all charges, expenses and transfer taxes in connection with the exchange offer, other than the taxes described below under “— Transfer Taxes.”
      We make no recommendation to you as to whether you should tender or refrain from tendering all or any portion of your existing Old Notes into this exchange offer. In addition, no one has been authorized to make this recommendation. You must make your own decision whether to tender into this exchange offer and, if so, the aggregate amount of Old Notes to tender after reading this prospectus and the letter of transmittal and consulting with your advisors, if any, based on your financial position and requirements.
Expiration Date; Extensions; Termination; Amendments
      The exchange offer expires at 5:00 p.m., New York City time, on November 20, 2006, unless we extend the exchange offer, in which case the expiration date will be the latest date and time to which we extend the exchange offer.
      We expressly reserve the right, so long as applicable law allows:

•	to delay our acceptance of Old Notes for exchange;

•	to terminate the exchange offer if any of the conditions set forth under “— Conditions of the Exchange Offer” exist;

•	to waive any condition to the exchange offer;

•	to amend any of the terms of the exchange offer; and

•	to extend the expiration date and retain all Old Notes tendered in the exchange offer, subject to your right to withdraw your tendered Old Notes as described under “— Withdrawal of Tenders.”
      Any waiver or amendment to the exchange offer will apply to all Old Notes tendered, regardless of when or in what order the Old Notes were tendered. If the exchange offer is amended in a manner that we think constitutes a material change, or if we waive a material condition of the exchange offer, we will promptly disclose the amendment or waiver by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes, and we will extend the exchange offer to the extent required by Rule 14e-1 under the Exchange Act.
      We will promptly follow any delay in acceptance, termination, extension or amendment by oral or written notice of the event to the exchange agent, followed promptly by oral or written notice to the registered holders. Should we choose to delay, extend, amend or terminate the exchange offer, we will have no obligation to publish, advertise or otherwise communicate this announcement, other than by making a timely release to an appropriate news agency.
      In the event we terminate the exchange offer, all Old Notes previously tendered and not accepted for payment will be returned promptly to the tendering holders.
      In the event that the exchange offer is withdrawn or otherwise not completed, New Notes will not be given to holders of Old Notes who have validly tendered their Old Notes.
Resale of New Notes
      Based on interpretations of the Commission staff set forth in no action letters issued to third parties, we believe that New Notes issued under the exchange offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, if:

•	you are acquiring New Notes in the ordinary course of your business;

•	you are not participating, and have no arrangement or understanding with any person or entity to participate, in the distribution of the New Notes; and

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act; and

•	you are not a broker-dealer who purchased Old Notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act.
      If you tender Old Notes in the exchange offer with the intention of participating in any manner in a distribution of the New Notes:

•	you cannot rely on those interpretations by the Commission staff, and

•	you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and such a secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K.
      Only broker-dealers that acquired the Old Notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of New Notes.

Acceptance of Old Notes for Exchange
      We will accept for exchange Old Notes validly tendered pursuant to the exchange offer, or defectively tendered, if such defect has been waived by us. We will not accept Old Notes for exchange subsequent to the expiration date of the exchange offer. Tenders of Old Notes will be accepted only in denominations of $1,000 and integral multiples thereof.
      We expressly reserve the right, in our sole discretion, to:

•	delay acceptance for exchange of Old Notes tendered under the exchange offer, subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders promptly after the termination or withdrawal of a tender offer, or

•	terminate the exchange offer and not accept for exchange any Old Notes not theretofore accepted for exchange, if any of the conditions set forth below under “— Conditions of the Exchange Offer” have not been satisfied or waived by us or in order to comply in whole or in part with any applicable law. In all cases, New Notes will be issued only after timely receipt by the exchange agent of certificates representing Old Notes, or confirmation of book-entry transfer, a properly completed and duly executed letter of transmittal, or a manually signed facsimile thereof, and any other required documents. For purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered Old Notes, or defectively tendered Old Notes with respect to which we have waived such defect, if, as and when we give oral, confirmed in writing, or written notice to the exchange agent. Promptly after the expiration date, we will deposit the New Notes with the exchange agent, who will act as agent for the tendering holders for the purpose of receiving the New Notes and transmitting them to the holders. The exchange agent will deliver the New Notes to holders of Old Notes accepted for exchange after the exchange agent receives the New Notes.
      If, for any reason, we delay acceptance for exchange of validly tendered Old Notes or we are unable to accept for exchange validly tendered Old Notes, then the exchange agent may, nevertheless, on our behalf, retain tendered Old Notes, without prejudice to our rights described under “— Expiration Date; Extensions; Termination; Amendments”, “— Conditions of the Exchange Offer” and “— Withdrawal of Tenders”, subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer.
      If any tendered Old Notes are not accepted for exchange for any reason, or if certificates are submitted evidencing more Old Notes than those that are tendered, certificates evidencing Old Notes that are not exchanged will be returned, without expense, to the tendering holder, or, in the case of Old Notes tendered by book-entry transfer into the exchange agent’s account at a book-entry transfer facility under the procedure set forth under “— Procedures for Tendering Old Notes — Book-Entry Transfer”, such Old Notes will be credited to the account maintained at such book-entry transfer facility from which such Old Notes were delivered, unless otherwise requested by such holder under “Special Delivery Instructions” in the letter of transmittal, promptly following the expiration date or the termination of the exchange offer.
      Tendering holders of Old Notes exchanged in the exchange offer will not be obligated to pay brokerage commissions or transfer taxes with respect to the exchange of their Old Notes other than as described in “Transfer Taxes” or in Instruction 7 to the letter of transmittal. We will pay all other charges and expenses in connection with the exchange offer.
Procedures for Tendering Old Notes
      Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or held through a book-entry transfer facility and who wishes to tender Old Notes should contact such registered holder promptly and instruct such registered holder to tender Old Notes on such beneficial owner’s behalf.

Tender of Old Notes Held Through Depository Trust Company
      The exchange agent and Depository Trust Company (DTC) have confirmed that the exchange offer is eligible for the DTC’s automated tender offer program. Accordingly, DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer Old Notes to the exchange agent in accordance with DTC’s automated tender offer program procedures for transfer. DTC will then send an agent’s message to the exchange agent.
      The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering Old Notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant. In the case of an agent’s message relating to guaranteed delivery, the term means a message transmitted by DTC and received by the exchange agent which states that DTC has received an express acknowledgment from the participant in DTC tendering Old Notes that they have received and agree to be bound by the notice of guaranteed delivery.

Tender of Old Notes Held in Certificated Form
      For a holder to validly tender Old Notes held in certificated form:

•	the exchange agent must receive at its address set forth in this prospectus a properly completed and validly executed letter of transmittal, or a manually signed facsimile thereof, together with any signature guarantees and any other documents required by the instructions to the letter of transmittal, and

•	the exchange agent must receive certificates for tendered Old Notes at such address, or such Old Notes must be transferred pursuant to the procedures for book-entry transfer described below. A confirmation of such book-entry transfer must be received by the exchange agent prior to the expiration date of the exchange offer. A holder who desires to tender Old Notes and who cannot comply with the procedures set forth herein for tender on a timely basis or whose Old Notes are not immediately available must comply with the procedures for guaranteed delivery set forth below.
      Letters of Transmittal and Old Notes should be sent only to the exchange agent, and not to us or to DTC.
      The method of delivery of Old Notes, Letters of Transmittal and all other required documents to the exchange agent is at the election and risk of the holder tendering Old Notes. Delivery of such documents will be deemed made only when actually received by the exchange agent. If such delivery is by mail, we suggest that the holder use property insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the expiration date of the exchange offer to permit delivery to the exchange agent prior to such date. No alternative, conditional or contingent tenders of Old Notes will be accepted.

Signature Guarantee
      Signatures on the letter of transmittal must be guaranteed by an eligible institution unless:

•	the letter of transmittal is signed by the registered holder of the Old Notes tendered therewith, or by a participant in one of the book-entry transfer facilities whose name appears on a security position listing it as the owner of those Old Notes, or if any Old Notes for principal amounts not tendered are to be issued directly to the holder, or, if tendered by a participant in one of the book-entry transfer facilities, any Old Notes for principal amounts not tendered or not accepted for exchange are to be credited to the participant’s account at the book-entry transfer facility, and neither the “Special Issuance Instructions” nor the “Special Delivery Instructions” box on the letter of transmittal has been completed, or

•	the Old Notes are tendered for the account of an eligible institution.

      An eligible institution is a firm that is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or a trust company having an office or correspondent in the United States or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act.

Book-Entry Transfer
      The exchange agent will seek to establish a new account or utilize an existing account with respect to the Old Notes at DTC promptly after the date of this prospectus. Any financial institution that is a participant in the DTC system and whose name appears on a security position listing as the owner of the Old Notes may make book-entry delivery of Old Notes by causing DTC to transfer such Old Notes into the exchange agent’s account. However, although delivery of Old Notes may be effected through book-entry transfer into the exchange agent’s account at DTC, a properly completed and validly executed Letter of Transmittal, or a manually signed facsimile thereof, must be received by the exchange agent at one of its addresses set forth in this prospectus on or prior to the expiration date of the exchange offer, or else the guaranteed delivery procedures described below must be complied with. The confirmation of a book-entry transfer of Old Notes into the exchange agent’s account at DTC is referred to in this prospectus as a “book-entry confirmation.” Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the exchange agent.

Guaranteed Delivery
      If you wish to tender your Old Notes and:

(1) certificates representing your Old Notes are not lost but are not immediately available,

(2) time will not permit your letter of transmittal, certificates representing your Old Notes and all other required documents to reach the exchange agent on or prior to the expiration date of the exchange offer, or

(3) the procedures for book-entry transfer cannot be completed on or prior to the expiration date of the exchange offer, you may nevertheless tender if all of the following conditions are complied with:

•	your tender is made by or through an eligible institution; and

•	on or prior to the expiration date of the exchange offer, the exchange agent has received from the eligible institution a properly completed and validly executed notice of guaranteed delivery, by manually signed facsimile transmission, mail or hand delivery, in substantially the form provided with this prospectus. The notice of guaranteed delivery must:

(a) set forth your name and address, the registered number(s) of your Old Notes and the principal amount of Old Notes tendered;

(b) state that the tender is being made thereby;

(c) guarantee that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof properly completed and validly executed, together with certificates representing the Old Notes, or a book-entry confirmation, and any other documents required by the letter of transmittal and the instructions thereto, will be deposited by the eligible institution with the exchange agent; and

(d) the exchange agent receives the properly completed and validly executed letter of transmittal or facsimile thereof with any required signature guarantees, together with certificates for all Old Notes in proper form for transfer, or a book-entry confirmation, and any other required documents, within three New York Stock Exchange trading days after the expiration date.

Other Matters
      New Notes will be issued in exchange for Old Notes accepted for exchange only after timely receipt by the exchange agent of:

•	certificates for (or a timely book-entry confirmation with respect to) your Old Notes,

•	a properly completed and duly executed letter of transmittal or facsimile thereof with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message, and

•	any other documents required by the letter of transmittal.
      We will determine, in our sole discretion, all questions as to the form of all documents, validity, eligibility, including time of receipt, and acceptance of all tenders of Old Notes. Our determination will be final and binding on all parties. Alternative, conditional or contingent tenders of Old Notes will not be considered valid. We reserve the absolute right to reject any or all tenders of Old Notes that are not in proper form or the acceptance of which, in our opinion, would be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Old Notes.
      Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding.
      Any defect or irregularity in connection with tenders of Old Notes must be cured within the time we determine, unless waived by us. We will not consider the tender of Old Notes to have been validly made until all defects and irregularities have been waived by us or cured. Neither we, the exchange agent, or any other person will be under any duty to give notice of any defects or irregularities in tenders of Old Notes, or will incur any liability to holders for failure to give any such notice.
Withdrawal of Tenders
      Except as otherwise provided in this prospectus, you may withdraw your tender of Old Notes at any time prior to the expiration date.
      For a withdrawal to be effective:

•	the exchange agent must receive a written notice of withdrawal at the address set forth on the inside of the back cover of this prospectus, or

•	you must comply with the appropriate procedures of DTC’s automated tender offer program system.
      Any notice of withdrawal must:

•	specify the name of the person who tendered the Old Notes to be withdrawn, and

•	identify the Old Notes to be withdrawn, including the principal amount of the Old Notes.
      If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Old Notes and otherwise comply with the procedures of DTC.
      We will determine all questions as to validity, form, eligibility and time of receipt of any withdrawal notices. Our determination will be final and binding on all parties. We will deem any Old Notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.
      Any Old Notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder or, in the case of Old Notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, such Old Notes will be credited to an account maintained with DTC for the Old Notes. This return or crediting will take place promptly after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn Old Notes by following one of the procedures described under “— Procedures for Tendering Old Notes” at any time on or prior to the expiration date.
Conditions of the Exchange Offer
      Notwithstanding any other provisions of the exchange offer, if, on or prior to the expiration date, we determine, in our reasonable judgment, that the exchange offer, or the making of an exchange by a holder of Old Notes, would violate applicable law or any applicable interpretation of the staff of the Commission, we will not be required to accept for exchange, or to exchange, any tendered Old Notes. We may also terminate, waive any conditions to or amend the exchange offer or, subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of the exchange offer, postpone the acceptance for exchange of tendered Old Notes.
Transfer Taxes
      We will pay all transfer taxes applicable to the transfer and exchange of Old Notes pursuant to the exchange offer. If, however:

•	delivery of the New Notes and/or certificates for Old Notes for principal amounts not exchanged, are to be made to any person other than the record holder of the Old Notes tendered;

•	tendered certificates for Old Notes are recorded in the name of any person other than the person signing any letter of transmittal; or

•	a transfer tax is imposed for any reason other than the transfer and exchange of Old Notes to us or our order, the amount of any such transfer taxes, whether imposed on the record holder or any other person, will be payable by the tendering holder prior to the issuance of the New Notes.
Consequences of Failing to Exchange
      If you do not exchange your Old Notes for New Notes in the exchange offer, you will remain subject to the restrictions on transfer of the Old Notes:

•	as set forth in the legend printed on the Old Notes as a consequence of the issuance of the Old Notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise set forth in the offering circular distributed in connection with the private offering of the Old Notes.
      In general, you may not offer or sell the Old Notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the Old Notes under the Securities Act.
Accounting Treatment
      The New Notes will be recorded at the same carrying value as the Old Notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will amortize the expenses of the exchange offer over the term of the New Notes.

Exchange Agent
      Global Bondholder Services Corporation has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus, the letter of transmittal or any other documents to the exchange agent. You should send certificates for Old Notes, letters of transmittal and any other required documents to the exchange agent at the address set forth on the inside of the back cover of this prospectus.
Information Agent
      Global Bondholder Services Corporation has been appointed as the information agent for the exchange offer and will receive customary compensation for its services. Questions concerning tender procedures and requests for additional copies of this prospectus or the letter of transmittal should be directed to the information agent at the address and telephone number set forth on the inside of the back cover of this prospectus. Holders of Old Notes may also contact their commercial bank, broker, dealer, trust company or other nominee for assistance concerning the exchange offer.

DESCRIPTION OF THE NOTES
      The New Notes will be issued, and the Old Notes were issued, under an indenture dated February 1, 1993 between us and The Bank of New York Trust Company, N.A., as successor trustee to The Bank of New York, as supplemented through June 15, 2005. The terms of the notes include those stated in the indenture and made a part thereof by reference to the Trust Indenture Act of 1939, as amended, in effect on the date of the indenture. This summary of the material terms of the New Notes and the indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the indenture, including the definitions of certain terms therein, and the Trust Indenture Act. Global Bondholder Services Corporation, the information agent for the exchange offer, will provide a copy of the indenture governing the New Notes, at no cost, to any holder who receives this prospectus. To request a copy of this document, you should telephone Global Bondholder Services Corporation at the telephone number on the inside of the back cover of this prospectus. We have included at the end of this section a summary of capitalized terms used in this section. Terms used in this section and not otherwise defined in this section have the respective meanings assigned to them in the indenture.
      In this description, references to “SCI,” “we,” “us,” and “ours” mean only Service Corporation International and not any of our subsidiaries.
General
      The notes:

•	are our general unsecured obligations;

•	rank equally in right of payment with all of our other unsecured and unsubordinated indebtedness; and

•	are senior in right or payment to all of our subordinated indebtedness.
      The notes are unsecured and will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the collateral securing such indebtedness and to all indebtedness and other obligations of our subsidiaries, whether or not secured. As of June 30, 2006, after giving pro forma effect to the transactions, we and our subsidiaries would have had approximately $1,734 million of indebtedness (excluding the notes being offered by this prospectus and letter of credit obligations), of which approximately $122 million represents our senior secured indebtedness and the balance of which represents our senior unsecured indebtedness. As of June 30, 2006, after giving pro forma effect to the transactions, our subsidiaries would have had approximately $1,256 million of total indebtedness and other liabilities outstanding, including trade payables and excluding guarantees of our new senior credit facility and our privately placed debt securities, intercompany obligations and deferred revenues. The indenture governing the notes does not limit our ability to incur additional indebtedness. Although covenants under the credit agreement governing our new senior credit facility and under the privately placed debt securities will limit our ability and the ability of our present and future subsidiaries to incur certain additional indebtedness, the terms of the credit agreement and those debt securities will permit us to incur significant additional indebtedness, including unused availability under our new senior credit facility.
Maturity and Interest
      The notes will mature on June 15, 2017. Interest on the notes will:

•	accrue at a rate of 7.0% per year;

•	be payable semi-annually on June 15 and December 15 of each year, commencing December 15, 2005;

•	be payable to the persons in whose names the notes are registered at the close of business on the June 1 or December 1 preceding the applicable interest payment date;

•	accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid

•	be computed on the basis of a 360-day year consisting of twelve 30-day months.
      If we fail to comply with our obligations to file and maintain a registration statement in accordance with the registration rights agreement described under “Exchange Offer and Registration Rights,” additional interest will accrue on the notes. All references in this registration statement to “interest” are deemed to include any such additional interest, unless the context indicates otherwise.
      If any interest payment date, maturity date or redemption date falls on a day that is not a business day, the payment will be made on the next business day (and without any interest or other payment in respect of such delay) with the same force and effect as if made on the relevant interest payment date, maturity date or redemption date. Unless we default on a payment, no interest will accrue for the period from and after the applicable maturity date or redemption date.
Optional Redemption
      The notes will be redeemable, in whole or in part, at our option at any time, upon at least 30 days’ and not more than 60 days’ notice to the holders, at a redemption price equal to the greater of:

(1) 100% of the principal amount of such notes; and

(2) as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 50 basis points plus, in each case, accrued interest thereon to the date of redemption.
Selection
      If we redeem less than all of the notes at any time, the trustee will select or cause to be selected the notes to be redeemed by any method that it deems fair and appropriate. In the event of a partial redemption, the trustee may provide for selection for redemption of portions of the principal amount of any note of a denomination larger than $1,000.
Covenants

Limitation on Liens
      Neither we, nor any subsidiary, may mortgage, pledge, encumber or subject to any lien or security interest to secure any of our indebtedness or any indebtedness of any subsidiary (other than indebtedness owing to us or a wholly-owned subsidiary) any assets without providing that the senior debt securities issued pursuant to the indenture shall be secured equally and ratably with (or prior to) any other indebtedness so secured, unless, after giving effect thereto, the aggregate outstanding amount of all such secured indebtedness of us and our subsidiaries (excluding secured indebtedness existing as of March 31, 2005 and any extensions, renewals or refundings thereof that do not increase the principal amount of indebtedness so extended, renewed or refunded and excluding secured indebtedness incurred as set forth in the next paragraph), together with all outstanding Attributable Indebtedness from sale and leaseback transactions described in the first bullet point under “ — Limitation on Sale and Leaseback Transactions” below, would not exceed 10% of Adjusted Consolidated Net Tangible Assets of us and our subsidiaries on the date such indebtedness is so secured.
      This restriction will not prevent us or any subsidiary:

•	from acquiring and retaining property subject to mortgages, pledges, encumbrances, liens or security interests existing thereon at the date of acquisition thereof, or from creating within one year of such acquisition mortgages, pledges, encumbrances or liens upon property acquired by us or any subsidiary after March 31, 2005, as security for purchase money obligations incurred by us or any subsidiary in connection with the acquisition of such property, whether payable to the person from whom such property is acquired or otherwise;

•	from mortgaging, pledging, encumbering or subjecting to any lien or security interest current assets to secure current liabilities;

•	from mortgaging, pledging, encumbering or subjecting to any lien or security interest property to secure indebtedness under one or more Credit Facilities in an aggregate principal amount not to exceed $500 million;

•	from extending, renewing or refunding any indebtedness secured by a mortgage, pledge, encumbrance, lien or security interest on the same property theretofore subject thereto, provided that the principal amount of such indebtedness so extended, renewed or refunded shall not be increased; or

•	from securing the payment of workmen’s compensation or insurance premiums or from making good faith pledges or deposits in connection with bids, tenders, contracts (other than contracts for the payment of money) or leases, deposits to secure public or statutory obligations, deposits to secure surety or appeal bonds, pledges or deposits in connection with contracts made with or at the request of the United States government or any agency thereof, or pledges or deposits for similar purposes in the ordinary course of business.

Limitation on Sale and Leaseback Transactions
      The indenture provides that neither we nor any subsidiary will enter into any transaction with any bank, insurance company or other lender or investor, or to which any such lender or investor is a party, providing for the leasing to us or a subsidiary of any real property (except a lease for a temporary period not to exceed three years by the end of which it is intended that the use of such real property by the lessee will be discontinued) which has been or is to be sold or transferred by us or such subsidiary to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such real property unless either:

•	such transaction is the substantial equivalent of a mortgage, pledge, encumbrance, lien or security interest which we or any subsidiary would have been permitted to create under the covenant described in “— Limitation on Liens” without equally and ratably securing all senior debt securities (including the notes) then outstanding under the indenture; or

•	within 120 days after such transaction we applied (and in any such case we covenant that we will so apply) an amount equal to the greater of

•	the net proceeds of the sale of the real property leased pursuant to such transaction or

•	the fair value of the real property so leased at the time of entering into such transaction (as determined by our board of directors)
        to the retirement of Funded Debt of SCI; provided that the amount to be applied to the retirement of Funded Debt of SCI shall be reduced by: (1) the principal amount of any senior debt securities outstanding under the indenture delivered within 120 days after such sale to the trustee for retirement and cancellation and (2) the principal amount of Funded Debt, other than senior debt securities outstanding under the indenture, voluntarily retired by us within 120 days after such sale; provided, that no retirement referred to in this clause (2) may be effected by payment at maturity or pursuant to any mandatory sinking fund payment or any mandatory prepayment provision.

Reports
      Whether or not required by the Commission, so long as any notes are outstanding, we will furnish to the trustee and to any holders of the notes who so request, within 15 days of the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if we were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by our independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if we were required to file such reports.
      In addition, whether or not required by the Commission, we will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, for so long as any notes remain outstanding, we will furnish to the holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act of 1933.
Consolidation, Merger or Sale
      We may consolidate or merge with or into any other corporation, and may sell, lease, exchange or otherwise dispose of all or substantially all of our property and assets to any other corporation authorized to acquire and operate the same, provided that in any such case

•	immediately after such transaction we or such other corporation formed by or surviving any such consolidation or merger, or to which such sale, lease, exchange or other disposition shall have been made, will not be in default in the performance or observance of any of the terms, covenants and conditions in the indenture to be kept or performed by us;

•	the corporation (if other than SCI) formed by or surviving any such consolidation or merger, or to which such sale, lease, exchange or other disposition shall have been made, shall be a corporation organized under the laws of the United States, any state thereof or the District of Columbia; and

•	the corporation (if other than SCI) formed by such consolidation, or into which we shall have been merged, or the corporation which shall have acquired or leased such property and assets, shall assume, by a supplemental indenture, our obligations under the indenture.
      In case of any such consolidation, merger, sale, lease, exchange or other disposition and upon any such assumption by the successor corporation, such successor corporation shall succeed to and be substituted for us, with the same effect as if it had been named in the indenture as SCI, and, except in the case of a lease, we shall be relieved of any further obligation under the indenture and any senior debt securities issued thereunder.
Discharge and Defeasance
      We may discharge or defease our obligations with respect to the notes as set forth below.
      We may discharge all of our obligations (except those set forth below) to holders of the notes that have not already been delivered to the trustee for cancellation and which either have become due and payable or are by their terms due and payable within one year (or are to be called for redemption within one year) by irrevocably depositing with the trustee cash or U.S. government obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay when due the principal of, premium, if any, and interest, if any, on all outstanding notes.

      We may also discharge at any time all of our obligations (except those set forth below) to holders of the notes (“defeasance”) if, among other things:

•	we irrevocably deposit with the trustee cash or U.S. government obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay the principal of, premium, if any, and interest, if any, on all outstanding notes when due, and such funds have been so deposited for 91 days;

•	such deposit will not result in a breach or violation of, or cause a default under, any agreement or instrument to which we are a party or by which we are bound; and

•	we deliver to the trustee an opinion of counsel to the effect that the holders of the notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance, and that such defeasance will not otherwise alter the United States federal income tax treatment of principal, premium, if any, and interest payments on the notes. Such opinion of counsel must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law, since such a result would not occur under current tax law.
      In the event of such discharge and defeasance of the notes, the holders thereof would be entitled to look only to such trust funds for payment of the principal of, premium, if any, and interest on the notes.
      Notwithstanding the preceding, no discharge or defeasance described above shall affect the following obligations to or rights of the holders of such notes:

(1) rights of registration of transfer and exchange of notes;

(2) rights of substitution of mutilated, defaced, destroyed, lost or stolen notes;

(3) rights of holders of notes to receive payments of principal thereof, premium, if any, and interest thereon when due from the trust funds held by the trustee;

(4) the rights, obligations, duties and immunities of the trustee;

(5) the rights of holders of notes as beneficiaries with respect to property deposited with the trustee payable to all or any of them; and

(6) our obligation to maintain an office or agency for notice, payments and transfers in respect of notes.
Modification of the Indenture
      The indenture provides that SCI and the trustee may enter into supplemental indentures without the consent of any holders of senior debt securities outstanding thereunder to:

•	evidence the assumption by a successor corporation of our obligations under the indenture;

•	add covenants or make the occurrence and continuance of a default in such additional covenants a new Event of Default for the protection of the holders of debt securities;

•	cure any ambiguity or correct any inconsistency in the indenture or amend the indenture in any other manner which we may deem necessary or desirable and which will not adversely affect the interests of the holders of senior debt securities issued thereunder;

•	establish the form and terms of any series of senior debt securities to be issued pursuant to the indenture;

•	evidence the acceptance of appointment by a successor trustee; or

•	secure the senior debt securities with any property or assets.
      The indenture also contains provisions permitting us and the trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the notes then outstanding, to add any provisions to, or change in any manner or eliminate any of the provisions of, the indenture or modify in any manner the rights of the holders of notes; provided that neither we nor the trustee may, without the consent of the holder of each outstanding note:

•	extend the stated maturity of the principal of the notes, reduce the principal amount thereof, reduce the rate or extend the time of payment of any interest thereon, reduce or alter the method of computation of any amount payable on redemption thereof, change the coin or currency in which principal, premium, if any, and interest are payable, or impair or affect the right of any holder to institute suit for the enforcement of any payment thereof; or

•	reduce the percentage in aggregate principal amount of notes, the consent of the holders of which is required for any such modification.
Events of Default
      An Event of Default with respect to the notes is defined as being any one or more of the following events:

(1) failure to pay any installment of interest on the notes for 30 days;

(2) failure to pay the principal of or premium, if any, on any of the notes when the due;

(3) failure to perform any other of the covenants or agreements in the notes or in the indenture that continues for a period of 60 days after being given written notice;

(4) if a court having jurisdiction enters a bankruptcy order or a judgment, order or decree adjudging SCI a bankrupt or insolvent, or an order for relief for reorganization, arrangement, adjustment or composition of or in respect of SCI and the judgment, order or decree remains unstayed and in effect for a period of 60 consecutive days;

(5) if we institute a voluntary case in bankruptcy, or consent to the institution of bankruptcy or insolvency proceedings against us, or file a petition seeking, or seek or consent to, reorganization, arrangement, composition or relief, or consent to the filing of such petition or to the appointment of a receiver, custodian, liquidator, assignee, trustee, sequestrator or similar official of SCI or of substantially all of our property, or we shall make a general assignment for the benefit of creditors; or

(6) default under any bond, debenture, note or other evidence of indebtedness for money borrowed by us or any subsidiary or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any subsidiary (other than non-recourse indebtedness), whether such indebtedness exists on the date of the indenture or shall thereafter be created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, or any default in payment of such indebtedness (after the expiration of any applicable grace periods and the presentation of any debt instruments, if required), if the aggregate amount of all such indebtedness which has been so accelerated and with respect to which there has been such a default in payment shall exceed $10,000,000, without each such default and acceleration having been rescinded or annulled within a period of 30 days after there shall have been given to us by the trustee by registered mail, or to us and the trustee by the holders of at least 25 percent in aggregate principal amount of the notes then outstanding, a written notice specifying each such default and requiring us to cause each such default and acceleration to be rescinded or annulled and stating that such notice is a “Notice of Default” under the indenture.
      If an Event of Default with respect to the notes then outstanding occurs and is continuing, then and in each and every such case, unless the principal of all of the notes then outstanding shall have already become due and payable, either the trustee or the holders of not less than 25 percent in aggregate principal amount of the notes then outstanding, by notice in writing to us (and to the trustee if given by holders of notes), may declare the unpaid principal amount of all notes then outstanding and the optional redemption premium, if any, and interest accrued thereon to be due and payable immediately, and upon any such declaration the same shall become and shall be immediately due and payable. This provision, however, is subject to the condition that, if at any time after the unpaid principal amount of such notes shall have been so declared due and payable and before any judgment or decree for the payment of the moneys due shall have been obtained or entered, we shall pay or shall deposit with the trustee a sum sufficient to pay all matured installments of interest upon all such notes and the principal of any and all notes which shall have become due otherwise than by acceleration (with interest on overdue installments of interest to the extent that payment of such interest is enforceable under applicable law and on such principal at the rate borne by such notes to the date of such payment or deposit) and the reasonable compensation, disbursements, expenses and advances of the trustee, and any and all defaults under the indenture, other than the nonpayment of such portion of the principal amount of and accrued interest on such notes which shall have become due by acceleration, shall have been cured or shall have been waived in accordance with the indenture or provision deemed by the trustee to be adequate shall have been made therefor, then and in every such case the holders of a majority in aggregate principal amount of the notes then outstanding, by written notice to us and to the trustee, may rescind and annul such declaration and its consequences; but no such rescission and annulment shall extend to or shall affect any subsequent default, or shall impair any right consequent thereon. If any Event of Default with respect to us specified in clause (4) or (5) above occurs, the unpaid principal amount and accrued interest on all notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act by the trustee or any holder of such notes.
      If the trustee shall have proceeded to enforce any right under the indenture and such proceedings shall have been discontinued or abandoned because of such rescission or annulment or for any other reason or shall have been determined adversely to the trustee, then and in every such case we, the trustee and the holders of such notes shall be restored respectively to their several positions and rights under the indenture, and all rights, remedies and powers of SCI, the trustee and the holders of such notes shall continue as though no such proceeding had been taken. Except with respect to an Event of Default pursuant to clause (1) or (2) above, the trustee shall not be charged with knowledge of any Event of Default unless written notice thereof shall have been given to the trustee by us, a paying agent or any holder of the notes.
      The indenture provides that, subject to the duty of the trustee during default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the notes, unless such holders shall have offered to the trustee reasonable security or indemnity.
      No holder of notes then outstanding shall have any right by virtue of or by availing of any provision of the indenture to institute any suit, action or proceeding in equity or at law upon or under or with respect to the indenture or the notes or for the appointment of a receiver or trustee or similar official, or for any other remedy under the indenture or under the notes, unless such holder previously shall have given to the trustee written notice of default and of the continuance thereof, and unless the holders of not less than 25 percent in aggregate principal amount of notes then outstanding shall have made written request to the trustee to institute such action, suit or proceeding in its own name as trustee and shall have offered to the trustee such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby, and the trustee for 60 days after its receipt of such notice, request and offer of indemnity, shall have neglected or refused to institute any such action, suit or proceeding. Notwithstanding any other provisions in the indenture, however, the right of any holder of the notes to receive payment of the principal of, premium, if any, and interest on such notes, on or after the respective due dates expressed in such notes, or to institute suit for the enforcement of any such payment on or after such respective dates shall not be impaired or affected without the consent of such holder.
      The holders of at least a majority in aggregate principal amount of notes then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee with respect to the notes; provided that (subject to certain exceptions) the trustee shall have the right to decline to follow any such direction if the trustee shall determine upon advice of counsel that the action or proceeding so directed may not lawfully be taken or if the trustee in good faith shall determine that the action or proceeding so directed would involve the trustee in personal liability. The holders of 66 2/3% in aggregate principal amount of the notes then outstanding may on behalf of the holders of all of such notes waive any past default or Event of Default and its consequences except a default in the payment of premium, if any, or interest on, or the principal of, such notes. Upon any such waiver we, the trustee and the holders of all notes shall be restored to our and their former positions and rights under the indenture, respectively; but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon. Whenever any default or Event of Default shall have been waived as permitted, said default or Event of Default shall for all purposes of the notes and the indenture be deemed to have been cured and to be not continuing.
      The trustee shall, within 90 days after the occurrence of a default, with respect to the notes then outstanding, mail to all holders of such notes, as the names and the addresses of such holders appear upon the notes register, notice of all defaults known to the trustee with respect to such notes, unless such defaults shall have been cured before the giving of such notice (the term “defaults” for the purpose of these provisions being hereby defined to be the events specified in clauses (1), (2), (3), (4), (5) and (6) above, not including periods of grace, if any, provided for therein and irrespective of the giving of the written notice specified in said clause (3) or (6) but in the case of any default of the character specified in said clause (3) or (6) no such notice to holders of notes shall be given until at least 60 days after the giving of written notice thereof to us pursuant to said clause (3) or (6), as the case may be); provided, that, except in the case of default in the payment of the principal of, premium, if any, or interest on any of the notes, the trustee shall be protected in withholding such notice if and so long as the trustee in good faith determines that the withholding of such notice is in the best interests of the holders of the notes.
      We are required to furnish to the trustee annually a statement as to the fulfillment by us of all of our obligations under the indenture.
Governing Law
      The indenture and the notes are governed by the laws of the State of Texas.
Definitions
      For all purposes of the indenture and this registration statement, the following terms shall have the respective meanings set forth below (except as otherwise expressly provided or unless the context otherwise clearly requires). All accounting terms used in the indenture and herein and not expressly defined shall have the meanings assigned to such terms in accordance with generally accepted accounting principles, and the term “generally accepted accounting principles” means such accounting principles as are generally accepted at the date of the initial issuance of the notes.
      “Adjusted Consolidated Net Tangible Assets” means, at the time of determination, the aggregate amount of total assets included in SCI’s most recent quarterly or annual consolidated balance sheet prepared in accordance with generally accepted accounting principles, net of applicable reserves reflected in such balance sheet, after deducting the following amounts reflected in such balance sheet:

•	goodwill;

•	deferred charges and other assets;

•	preneed funeral receivables and trust investments;

•	preneed cemetery receivables and trust investments;

•	cemetery perpetual care trust investments;

•	current assets of discontinued operations;

•	non-current assets of discontinued operations;

•	other like intangibles; and

•	current liabilities (excluding, however, current maturities of long-term debt).
      “Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.
      “Attributable Indebtedness,” when used with respect to any sale and leaseback transaction, means, at the time of determination, the present value (discounted at the rate set forth or implicit in the terms of the lease included in such transaction) of the total obligations of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights) during the remaining term of the lease included in such transaction (including any period for which such lease has been extended). In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, such amount shall be the lesser of the amount determined assuming termination upon the first date such lease may be terminated (in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the amount determined assuming no such termination.
      “Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.
      “Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.
      “Credit Facilities” means one or more debt facilities with banks or other institutional lenders providing for revolving credit or term loans or letters of credit.
      “Funded Debt” means indebtedness for money borrowed which by its terms matures at or is extendible or renewable at the option of the obligor to a date more than 12 months after the date of the creation of such indebtedness.
      “Quotation Agent” means the Reference Treasury Dealer appointed by SCI.
      “Reference Treasury Dealer” means each of Merrill Lynch (and its successors), J.P. Morgan Securities Inc. (and its successors) and any other nationally recognized investment banking firm that is a primary U.S. government securities dealer specified from time to time by SCI.
      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by SCI, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer as of 5:00 p.m., New York time, on the third business day preceding the redemption date.
Paying Agent and Registrar for the Notes
      The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar.

Transfer and Exchange
      A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and we may require a holder to pay any taxes and fees required by law or permitted by the indenture.
      The registered holder of a note will be treated as its owner for all purposes.
Notices
      Notices to holders of the notes will be given by mail to the addresses of such holders as they appear in the security register.
No Personal Liability of Officers, Directors or Stockholders
      No director, officer or stockholder, as such, of SCI will have any personal liability in respect of our obligations under the indenture or the notes by reason of his, her or its status as such.
Concerning the Trustee
      The Bank of New York Trust Company, N.A., as successor trustee to The Bank of New York, is the trustee under the indenture.
      The indenture contains certain limitations on the right of the trustee, should it become our creditor, to obtain payment of claims in certain cases, or to realize for its own account on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in certain other transactions. However, if it acquires any conflicting interest within the meaning of the indenture after a default has occurred and is continuing, it must eliminate the conflict within 90 days, apply to the Commission for permission to continue as trustee or resign.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
      The following is a summary of certain United States federal income tax consequences relating to exchanging Old Notes for New Notes. This discussion is not a complete discussion of all the potential tax consequences that may be relevant to you. Your tax treatment may vary depending on your particular situation. This summary does not address all of the tax consequences that may be relevant to holders that are subject to special tax treatment. This discussion is based upon the Internal Revenue Code of 1986, as amended (the Code), its legislative history, existing and proposed regulations thereunder, published rulings, and court decisions, all as in effect on the date of this document, and all of which are subject to change, possibly on a retroactive basis. We have not sought any ruling from the Internal Revenue Service or an opinion of counsel with respect to the statements made herein concerning the exchange of the notes, and we cannot assure you that the Internal Revenue Service will agree with such statements.
      We urge you to consult your own tax advisors regarding the particular United States federal tax consequences that may be relevant to you, as well as any tax consequences that may arise under the laws of any relevant foreign, state, local, or other taxing jurisdiction or under any applicable tax treaty.
      Your exchange of Old Notes for New Notes under the exchange offer will not constitute a taxable exchange of the Old Notes. As a result:

•	you will not recognize taxable gain or loss when you receive New Notes in exchange for Old Notes;

•	your holding period in the New Notes will include your holding period in the Old Notes; and

•	your basis in the New Notes will equal your adjusted basis in the Old Notes at the time of the exchange.
ERISA CONSIDERATIONS
      If you intend to use plan assets to exchange for any of the New Notes offered by this prospectus, you should consult with counsel on the potential consequences of your investment under the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the prohibited transaction provisions of ERISA and the Code.
      The following summary is based on the provisions of ERISA and the Code and related guidance in effect as of the date of this prospectus. This summary does not attempt to be a complete summary of these considerations. Future legislation, court decisions, administrative regulations or other guidance could change the requirements summarized in this section. Any of these changes could be made retroactively and could apply to transactions entered into before the change is enacted.
Fiduciary Responsibilities
      ERISA imposes requirements on (1) employee benefit plans subject to ERISA, (2) entities whose underlying assets include employee benefit plan assets, for example, collective investment funds and insurance company general accounts, and (3) fiduciaries of employee benefit plans. Under ERISA, fiduciaries generally include persons who exercise discretionary authority or control over plan assets. Before investing any employee benefit plan assets in any note offered in connection with this prospectus, you should determine whether the investment:

(1) is permitted under the plan document and other instruments governing the plan; and

(2) is appropriate for the plan in view of its overall investment policy and the composition and diversification of its portfolio, taking into account the limited liquidity of the notes.
      You should consider all factors and circumstances of a particular investment in the notes, including, for example, the risk factors discussed in “Risk Factors” and the fact that in the future there may not be a market in which you will be able to sell or otherwise dispose of your interest in the notes.

      We are not making any representation that the sale of any notes to a plan meets the fiduciary requirements for investment by plans generally or any particular plan or that such an investment is appropriate for plans generally or any particular plan. We are not providing any investment advice to any plan, through this prospectus or otherwise.
Prohibited Transactions
      ERISA and the Code prohibit a wide range of transactions involving (1) employee benefit plans and arrangements subject to ERISA and/or the Code, and (2) persons who have specified relationships to the plans. These persons are called “parties in interest” under ERISA and “disqualified persons” under the Code. The transactions prohibited by ERISA and the Code are called “prohibited transactions.” If you are a party in interest or disqualified person who engages in a prohibited transaction, you may be subject to excise taxes and other penalties and liabilities under ERISA and/or the Code. As a result, if you are considering using plan assets to invest in any of the notes offered for sale in connection with this prospectus, you should consider whether the investment might be a prohibited transaction under ERISA and/or the Code.
      Prohibited transactions may arise, for example, if the notes are acquired by a plan with respect to which we, the initial purchasers or any of our respective affiliates, are parties in interest or disqualified persons. Exemptions from the prohibited transaction provisions of ERISA and the Code may apply depending in part on the type of plan fiduciary making the decision to acquire a note and the circumstances under which such decision is made. Some of these exemptions include:

(1) Prohibited transaction class exemption or “PTCE” exemption 75-1 (relating to specified transactions involving employee benefit plans and broker-dealers, reporting dealers and banks).

(2) PTCE 84-14 (relating to specified transactions directed by independent qualified professional asset managers);

(3) PTCE 90-1 (relating to specified transactions involving insurance company pooled separate accounts);

(4) PTCE 91-38 (relating to specified transactions by bank collective investment funds);

(5) PTCE 95-60 (relating to specified transactions involving insurance company general accounts); and

(6) PTCE 96-23 (relating to specified transactions directed by in-house asset managers).
      These exemptions do not, however, provide relief from the self-dealing and conflicts of interests prohibitions under ERISA and the Code. In addition, there is no assurance that any of these class exemptions or other exemptions will be available with respect to any particular transaction involving the notes.
Treatment of Insurance Company Assets as Plan Assets
      Any insurance company proposing to invest assets of its general account in the notes should consider the potential implications of the U.S. Supreme Court’s decision in John Hancock Mutual Life Insurance Co. v. Harris Trust and Savings Bank, 510 U.S. 86, 114 S. Ct. 517 (1993), which, in some circumstances, treats such general account as including the assets of a plan that owns a policy or other contract with such insurance company, as well as the potential effect of Section 401(c) of ERISA, PTCE 95-60, and Department of Labor Regulations Section 2550.401c-1.
Foreign Indicia of Ownership
      ERISA also prohibits plan fiduciaries from maintaining the indicia of ownership of any plan assets outside the jurisdiction of the United States district courts except in specified cases. Before investing in any note offered for sale in connection with this prospectus, you should consider whether the acquisition, holding or disposition of a note would satisfy such indicia of ownership rules.
Representations and Warranties
      If you acquire or accept a note offered in connection with this prospectus, you and any subsequent transferee will be deemed to have represented and warranted that either:

(1) you have not, directly or indirectly, used plan assets to acquire such note;

(2) your acquisition and holding of a note (A) is exempt from the prohibited transaction restrictions of ERISA and the Code under one or more prohibited transaction class exemptions or does not constitute a prohibited transaction under ERISA and the Code, and (B) meets the fiduciary requirements of ERISA; or

(3) if you use plan assets to acquire such note and you are not otherwise subject to ERISA, such acquisition is in compliance with the applicable laws governing such plan.
GLOBAL SECURITIES; BOOK-ENTRY SYSTEM
The Global Securities
      The notes will initially be represented by one or more permanent global notes in definitive, fully registered book-entry form (the global securities) which will be registered in the name of Cede & Co., as nominee of DTC and deposited on behalf of purchasers of the notes represented thereby with a custodian for DTC for credit to the respective accounts of the purchasers (or to such other accounts as they may direct) at DTC.
      We expect that pursuant to procedures established by DTC (a) upon deposit of the global securities, DTC or its custodian will credit on its internal system portions of the global securities which will contain the corresponding respective amount of the global securities to the respective accounts of persons who have accounts with such depositary and (b) ownership of the notes will be shown on, and the transfer of ownership thereof will be affected only through, records maintained by DTC or its nominee (with respect to interests of participants (as defined below) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the initial purchasers and ownership of beneficial interests in the global securities will be limited to persons who have accounts with DTC (the participants) or persons who hold interests through participants. Noteholders may hold their interests in a global security directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.
      So long as DTC or its nominee is the registered owner or holder of any of the notes, DTC or such nominee will be considered the sole owner or holder of such notes represented by such global securities for all purposes under the indenture and under the notes represented thereby. No beneficial owner of an interest in the global securities will be able to transfer such interest except in accordance with the applicable procedures of DTC in addition to those provided for under the indenture and, if applicable, those of the Euroclear System (Euroclear) and Clearstream Banking, société anonyme, Luxembourg (Clearstream Luxembourg).
Certain Book-Entry Procedures for the Global Securities
      The operations and procedures of DTC, Euroclear and Clearstream Luxembourg are solely within the control of the respective settlement systems and are subject to change by them from time to time. Investors are urged to contact the relevant system or its participants directly to discuss these matters.

      DTC has advised us that it is:

•	a limited-purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code, as amended; and

•	a “clearing agency” registered pursuant to Section 17A of the Securities Exchange Act of 1934.
      DTC was created to hold securities for its participants (collectively, the participants) and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC’s participants include securities brokers and dealers (including the initial purchasers), banks and trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Indirect access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the indirect participants) that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants. The rules applicable to DTC and its participants are on file with the Commission.
      The laws of some jurisdictions may require that some purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer beneficial interests in notes represented by a global security to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person holding a beneficial interest in a global security to pledge or transfer that interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of that interest, may be affected by the lack of a physical security in respect of that interest.
      So long as DTC or its nominee is the registered owner of a global security, DTC or that nominee, as the case may be, will be considered the sole legal owner or holder of the notes represented by that global security for all purposes of the notes and the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have the notes represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of certificated securities, and will not be considered the owners or holders of the notes represented by that beneficial interest under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. To facilitate subsequent transfers, all global securities that are deposited with, or on behalf of, DTC will be registered in the name of DTC’s nominee, Cede & Co. The deposit of global securities with, or on behalf of, DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. We understand that DTC has no knowledge of the actual beneficial owners of the securities. Accordingly, each holder owning a beneficial interest in a global security must rely on the procedures of DTC and, if that holder is not a participant or an indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the Indenture or that global security. We understand that under existing industry practice, in the event that we request any action of holders of notes, or a holder that is an owner of a beneficial interest in a global security desires to take any action that DTC, as the holder of that global security, is entitled to take, DTC would authorize the participants to take that action and the participants would authorize holders owning through those participants to take that action or would otherwise act upon the instruction of those holders.
      Conveyance of notices and other communications by DTC to its direct participants, by its direct participants to indirect participants and by its direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
      Neither DTC nor Cede & Co. will consent or vote with respect to the global securities. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants of DTC to whose accounts the securities are credited on the applicable record date, which are identified in a listing attached to the omnibus proxy.
      Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.
      Payments with respect to the principal of and premium, if any, and interest on a global security will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global security under the Indenture. Under the terms of the Indenture, we and the trustee may treat the persons in whose names the notes, including the global securities, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither we nor the trustee has or will have any responsibility or liability for the payment of those amounts to owners of beneficial interests in a global security. It is our understanding that DTC’s practice is to credit directly its participants’ accounts on the applicable payment date in accordance with their respective holdings shown on DTC’s records, unless DTC has reason to believe that it will not receive payment on that date. Payments by the participants and the indirect participants to the owners of beneficial interests in a global security will be governed by standing instructions and customary industry practice and will be the responsibility of the participants and indirect participants and not of DTC, us or the trustee, subject to statutory or regulatory requirements in effect at the time. None of us, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global securities or for maintaining, supervising or reviewing any records relating to those beneficial interests.
      Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream Luxembourg will be effected in the ordinary way in accordance with their respective rules and operating procedures.
      Subject to compliance with the transfer restrictions applicable to the notes, cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream Luxembourg participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream Luxembourg, as the case may be, by its respective depositary; however, those crossmarket transactions will require delivery of instructions to Euroclear or Clearstream Luxembourg, as the case may be, by the counterparty in that system in accordance with the rules and procedures and within the established deadlines (Brussels time) of that system. Euroclear or Clearstream Luxembourg, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream Luxembourg participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream Luxembourg.
      Because of time zone differences, the securities account of a Euroclear or Clearstream Luxembourg participant purchasing an interest in a global security from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream Luxembourg participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream Luxembourg) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream Luxembourg as a result of sales of interests in a global security by or through a Euroclear or Clearstream Luxembourg participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream Luxembourg cash account only as of the business day for Euroclear or Clearstream Luxembourg following DTC’s settlement date.
      Although we understand that DTC, Euroclear and Clearstream Luxembourg have agreed to the foregoing procedures to facilitate transfers of interests in the global securities among participants in DTC, Euroclear and Clearstream Luxembourg, they are under no obligation to perform or to continue to perform those procedures, and those procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
      DTC, Euroclear or Clearstream Luxembourg may discontinue providing its services as securities depositary with respect to the global securities at any time by giving reasonable notice to us or the trustee. Under such circumstances, if a successor securities depositary is not obtained, certificates for the securities are required to be printed and delivered.
      We may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depositary. In that event, certificates for the securities will be printed and delivered.
      We have provided the foregoing information with respect to DTC to the financial community for information purposes only. We obtained the information in this section and elsewhere in this prospectus concerning DTC, Euroclear and Clearstream Luxembourg and their respective book-entry systems from sources that we believe are reliable. Although we expect DTC, Euroclear or Clearstream Luxembourg and their participants to follow the foregoing procedures in order to facilitate transfers of interests in global securities among their respective participants, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.
EXCHANGE OFFER AND REGISTRATION RIGHTS
      In connection with the issuance of the Old Notes, we entered into a registration rights agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Banc of America Securities LLC, Lehman Brothers Inc. and Raymond James & Associates, Inc., (collectively, the “Initial Purchasers”). The following summary of selected provisions of the registration rights agreement is not complete and is subject to all the provisions of the registration rights agreement. Copies of the registration rights agreement are available from us upon request as described under “Where You Can Find More Information.”
      Pursuant to the registration rights agreement, we agreed to file with the Commission this exchange offer registration statement with respect to a registered offer to exchange the Old Notes for New Notes, which have terms identical to the Old Notes in all material respects except that such notes will not contain terms with respect to transfer restrictions, registration rights and payment of additional interest. Upon the effectiveness of this exchange offer registration statement, pursuant to the exchange offer we will offer to the holders of the transfer restricted Old Notes who are able to make certain representations, the opportunity to exchange their transfer restricted Old Notes for New Notes. If, upon consummation of the exchange offer, the initial purchasers hold notes acquired by them as part of the Old Notes’ initial distribution, we, simultaneously with the delivery of the New Notes pursuant to the exchange offer, will issue and deliver to the initial purchasers, in a private exchange for the notes held by the initial purchasers, a like principal amount of our New Notes issued under the indenture and identical in all material respects to the New Notes issued in the exchange offer, except such notes issued in the private exchange shall include restrictions on transfer under the Securities Act and the securities laws of the several states of the United States.
      If:

•	because of any changes in law, Commission rules or regulations or applicable interpretations by the staff of the Commission, we are not permitted to effect the exchange offer;

•	for any other reason the exchange offer registration statement, of which this prospectus is a part, is not declared effective within 180 days following the original issuance of the Old Notes, or the exchange offer is not consummated within 210 days after the original issuance of the Old Notes;

•	upon the request of any of the Initial Purchasers; or

•	a holder of the Old Notes is not permitted to participate in the exchange offer or does not receive fully tradeable New Notes pursuant to the exchange offer;
      we will:

•	as promptly as practicable, file with the Commission, and use our best efforts to cause to be declared effective as promptly as practicable but not later than 210 days after the original issuance of the Old Notes, a shelf registration statement relating to the offer and sale of the New Notes; and

•	use our best efforts to keep the shelf registration statement continuously effective for a period of two years from the date the shelf registration statement is declared effective, or for such shorter period that will terminate when all of the New Notes covered by the shelf registration statement have been sold or cease to be outstanding or otherwise registrable securities within the meaning of the registration rights agreement.
      If we file a shelf registration statement, we will notify you when the shelf registration statement has become effective and take other actions that are required to permit unrestricted resales of the Old Notes. If you sell Old Notes under the shelf registration statement, you will be:

•	required to deliver information to be used in connection with the shelf registration statement;

•	required to be named as a selling securityholder in the related prospectus;

•	required to deliver a prospectus to purchasers;

•	subject to certain of the civil liability provisions under the Securities Act in connection with the sales; and

•	bound by some of the provisions of the registration rights agreement, including those regarding indemnification rights and obligations.
      For purposes of the registration rights agreement, “registrable securities” means the notes, provided, however, that the notes shall cease to be registrable securities when (1) a registration statement with respect to such notes has been declared effective and such notes have been disposed of pursuant to the registration statement, (2) such notes have been sold to the public pursuant to Rule 144 (or any similar provision then in force, but not Rule 144A), (3) such notes have ceased to be outstanding or (4) the exchange offer is consummated.
      The registration rights agreement also provides that we will:

•	file this exchange offer registration statement with the Commission not later than 90 days following the closing of the offering of the Old Notes;

•	use our best efforts to have this exchange offer registration statement declared effective under the Securities Act within 180 days of the closing of the offering of the Old Notes;

•	use our best efforts to keep this exchange offer registration statement effective until the closing of the exchange offer; and

•	use our best efforts to cause the exchange to be consummated not later than 210 days following the closing of the offering of the Old Notes.
      Promptly after this exchange offer registration statement has been declared effective, we will offer the registered New Notes in exchange for surrender of the Old Notes. We will keep the exchange offer open for not less than 20 business days, or longer if required by applicable law, after the date notice of the exchange offer is mailed to holders. Interest will accrue on each registered New Notes from the last interest payment date on which we paid interest on the Old Notes tendered in the exchange offer, or if we have not paid interest on the tendered Old Notes, from the date of original issuance of the note.
      If:

•	we do not file with the Commission the exchange offer registration statement on or prior to the 90th day following the original issuance of the Old Notes;

•	the Commission does not declare the exchange offer registration statement effective on or prior to the 180th day following the original issuance of the Old Notes;

•	we do not consummate the exchange offer on or prior to the 210th day following the original issuance of the Old Notes; or

•	we have filed, but the Commission has not declared effective, the shelf registration statement on or prior to the 210th day following the original issuance of the Old Notes;
(each, a “Registration Default”) then additional interest would accrue on the Old Notes at an amount equal to 0.25% per annum of the principal amount of transfer restricted securities held by such holder for the first 90 day period immediately following the occurrence of each Registration Default, and such annual rate will increase by an additional 0.25% with respect to each subsequent 90-day period, increasing to a maximum of 1.00% per annum, from and including the date on which any such Registration Default occurs. Following the cure of all Registration Defaults, the accrual of additional interest will cease. Because we were unable to fulfill our obligations under the registration rights agreement, we are currently paying additional interest at a rate of 1.00%.
      Holders of Old Notes will be required to make certain representations to us, as described in the registration rights agreement, in order to participate in the exchange offer and will be required to deliver information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement and will be named as a selling security holder in such shelf registration statement in order to have their Old Notes included in the shelf registration statement and benefit from the provisions regarding additional interest set forth above. Any holders, other than the initial purchasers, who are eligible to participate in the exchange offer but fail to, or elect not to, participate therein will continue to hold transfer restricted Old Notes. The transfer restricted Old Notes will remain outstanding and will continue to accrue interest, but holders of transfer restricted Old Notes will have no further rights to exchange their transfer restricted Old Notes or have such securities registered under the registration rights agreement.
PLAN OF DISTRIBUTION
      Based on interpretations by the staff of the Commission set forth in no action letters issued to third parties, we believe that you may transfer New Notes issued under the exchange offer in exchange for Old Notes unless you are:

•	our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	a broker-dealer that acquired Old Notes directly from us; or

•	a broker-dealer that acquired Old Notes as a result of market-making or other trading activities without compliance with the registration and prospectus delivery provisions of the Securities Act;
provided that you acquire the New Notes in the ordinary course of your business and you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the New Notes. Broker-dealers receiving New Notes in the exchange offer will be subject to a prospectus delivery requirement with respect to resales of the New Notes.
      To date, the staff of the Commission has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as this exchange offer, other than a resale of an unsold allotment from the original sale of the Old Notes, with the prospectus contained in the exchange offer registration statement.
      Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. In addition, until November 29, 2006, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.
      We will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of New Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
      We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes), other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the notes (including any broker-dealers) against specified liabilities, including liabilities under the Securities Act.
LEGAL MATTERS
      The validity and enforceability of the notes offered hereby will be passed upon for Service Corporation International by Locke Liddell & Sapp LLP, Houston, Texas.
EXPERTS
      The consolidated financial statements of Service Corporation International as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2005 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Service Corporation International’s restatement of its consolidated financial statements as described in note two to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The consolidated balance sheets of Alderwoods as at December 31, 2005 and January 1, 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the fifty-two weeks ended December 31, 2005, the fifty-two weeks ended January 1, 2005, and the fifty-three weeks ended January 3, 2004, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2005 included in this prospectus have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

Alderwoods’ Interim Financial Statements:
Consolidated Balance Sheets as of June 17, 2006 and December 31, 2005	F-102
Consolidated Statements of Operations for the 12 and 24 Weeks Ended June 17, 2006 and June 18, 2005	F-103
Consolidated Statements of Stockholders’ Equity for the 24 Weeks June 17, 2006	F-104
Consolidated Statements of Cash Flows for the 12 and 24 Weeks Ended June 17, 2006 and June 18, 2005	F-105
Notes to the Interim Consolidated Financial Statements	F-106

Alderwoods’ Annual Financial Statements:
Management’s Report on Internal Control over Financial Reporting	F-130
Report of Independent Registered Public Accounting Firm	F-131
Report of Independent Registered Public Accounting Firm	F-132
Consolidated Balance Sheets as of December 31, 2005 and January 1, 2005	F-133
Consolidated Statements of Operations for the 52 Weeks Ended December 31, 2005, 52 Weeks Ended January 1, 2005, and 53 Weeks Ended January 3, 2004	F-134
Consolidated Statements of Stockholders’ Equity for the 52 Weeks Ended December 31, 2005, 52 Weeks Ended January 1, 2005, and 53 Weeks Ended January 3, 2004	F-135
Consolidated Statements of Cash Flows for the 52 Weeks Ended December 31, 2005, 52 Weeks Ended January 1, 2005, and 53 Weeks Ended January 3, 2004	F-137
Notes to the Consolidated Financial Statements	F-138

SERVICE CORPORATION INTERNATIONAL
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)
(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2006	2005	2006	2005

		(Restated)		(Restated)
		note 2		note 2
Revenues	$431,345	$431,842	$873,143	$879,284
Costs and expenses	(348,208)	(358,798)	(702,399)	(708,440)

Gross profit	83,137	73,044	170,744	170,844

General and administrative expenses	(20,922)	(22,485)	(42,929)	(42,192)
Gains (losses) on dispositions and impairment charges, net	(2,881)	4,528	(7,391)	(1,213)

Operating income	59,334	55,087	120,424	127,439
Interest expense	(26,609)	(26,224)	(53,337)	(51,229)
Loss on early extinguishment of debt	—	(13,051)	—	(14,258)
Interest income	6,782	3,894	12,763	7,950
Other income (expense), net	1,632	571	4,046	(637)

	(18,195)	(34,810)	(36,528)	(58,174)

Income from continuing operations before income taxes and cumulative effect of accounting change	41,139	20,277	83,896	69,265
Provision for income taxes	(15,506)	(9,553)	(31,282)	(27,073)

Income from continuing operations before cumulative effect of accounting change	25,633	10,724	52,614	42,192
(Loss) income from discontinued operations (net of income tax benefit (provision) of $115, $(826), $150, and $(1,981), respectively)	(183)	3,113	(238)	4,288
Cumulative effect of accounting change (net of income tax benefit of $117,428)	—	—	—	(187,538)

Net income (loss)	$25,450	$13,837	$52,376	$(141,058)

Basic earnings (loss) per share:
Income from continuing operations before cumulative effect of accounting change	$.09	$.04	$.18	$.14
Income from discontinued operations, net of tax	—	.01	—	.01
Cumulative effect of accounting change, net of tax	—	—	—	(.61)

Net income (loss)	$.09	$.05	$.18	$(.46)

Diluted earnings (loss) per share:
Income from continuing operations before cumulative effect of accounting change	$.09	$.04	$.18	$.14
Income from discontinued operations, net of tax	—	.01	—	.01
Cumulative effect of accounting change, net of tax	—	—	—	(.60)

Net income (loss)	$.09	$.05	$.18	$(.45)

Basic weighted average number of shares	293,409	302,363	293,580	307,896

Diluted weighted average number of shares	297,501	306,404	297,784	311,986

Dividends declared per share	$.025	$.025	$.050	$.050

(See notes to unaudited condensed consolidated financial statements)

SERVICE CORPORATION INTERNATIONAL
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share amounts)

	June 30,	December 31,
	2006	2005

		(Restated)
	(Unaudited)	note 2
Assets
Current assets:
Cash and cash equivalents	$529,171	$446,782
Receivables, net	62,439	97,747
Inventories	64,938	68,327
Other	30,847	37,527

Total current assets	687,395	650,383

Preneed funeral receivables and trust investments	1,227,144	1,226,192
Preneed cemetery receivables and trust investments	1,285,832	1,288,515
Cemetery property, at cost	1,365,712	1,355,654
Property and equipment, at cost, net	1,038,990	950,174
Goodwill	1,118,119	1,123,888
Deferred charges and other assets	253,727	249,581
Cemetery perpetual care trust investments	693,781	700,382

	$7,670,700	$7,544,769

Liabilities & Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$196,977	$231,693
Current maturities of long-term debt	30,414	20,716
Income taxes	21,014	20,359

Total current liabilities	248,405	272,768

Long-term debt	1,265,263	1,186,485
Deferred preneed funeral revenues	539,178	535,384
Deferred preneed cemetery revenues	777,717	792,485
Deferred income taxes	168,925	138,677
Other liabilities	315,403	326,985
Non-controlling interest in funeral and cemetery trusts	2,055,566	2,015,811
Non-controlling interest in cemetery perpetual care trusts	691,385	694,619
Commitments and contingencies (note 10)
Stockholders’ equity:
Common stock, $1 per share par value, 500,000,000 shares authorized, 292,411,418 and 294,808,872, issued and outstanding (net of 51,956,842 and 48,962,063 treasury shares, at par)	292,411	294,809
Capital in excess of par value	2,145,516	2,182,745
Unearned compensation	—	(3,593)
Accumulated deficit	(910,529)	(962,905)
Accumulated other comprehensive income	81,460	70,499

Total stockholders’ equity	1,608,858	1,581,555

	$7,670,700	$7,544,769

(See notes to unaudited condensed consolidated financial statements)

SERVICE CORPORATION INTERNATIONAL
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)
(In thousands)

	Six Months Ended
	June 30,

	2006	2005

		(Restated)
		note 2
Cash flows from operating activities:
Net income (loss)	$52,376	$(141,058)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Net loss (income) from discontinued operations, net of tax	238	(4,288)
Loss on early extinguishment of debt	—	14,258
Premiums paid on early extinguishment of debt	—	(12,186)
Cumulative effect of accounting change, net of tax	—	187,538
Depreciation and amortization	45,670	36,525
Provision for doubtful accounts	4,718	4,494
Provision for deferred income taxes	25,063	25,573
Losses on dispositions and impairment charges, net	7,391	1,213
Share-based compensation	3,856	996
Loan cost amortization	5,070	5,052
Change in assets and liabilities, net of effects from acquisitions and dispositions:
Decrease in receivables	17,976	11,135
(Increase) decrease in other assets	(3,639)	27,956
Decrease in payables and other liabilities	(39,139)	(12,091)
Net effect of preneed funeral production and maturities	4,421	(3,054)
Net effect of cemetery production and deliveries	27,866	45,967
Other	(264)	4,086

Net cash provided by operating activities from continuing operations	151,603	192,116
Net cash used in operating activities from discontinued operations	—	(1,688)

Net cash provided by operating activities	151,603	190,428
Cash flows from investing activities:
Capital expenditures	(40,547)	(43,752)
Proceeds from divestitures, net of cash retained and sales of property and equipment	26,955	56,060
Proceeds from equity investments	—	32,070
Indemnity payments related to the sale of former funeral operations in France	(412)	(1,602)
Acquisitions, net of cash acquired	(14,677)	—
Net withdrawals (deposits) of restricted funds and other	11,025	(9,026)

Net cash (used in) provided by investing activities from continuing operations	(17,656)	33,750
Net cash provided by (used in) investing activities from discontinued operations	10,958	(155)

Net cash (used in) provided by investing activities	(6,698)	33,595
Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	291,472
Payments of debt	(13,713)	(2,988)
Principal payments on capital leases	(10,701)	(156)
Early extinguishment of debt	—	(286,215)
Proceeds from exercise of stock options	2,402	4,556
Purchase of Company common stock	(27,870)	(189,809)
Payments of dividends	(14,719)	(7,729)
Purchase of subsidiary stock	—	(844)
Net cash used in financing activities	(64,601)	(191,713)

Effect of foreign currency	2,085	(140)
Net increase in cash and cash equivalents	82,389	32,170
Cash and cash equivalents at beginning of period	446,782	287,785

Cash and cash equivalents at end of period	$529,171	$319,955

(See notes to unaudited condensed consolidated financial statements)

SERVICE CORPORATION INTERNATIONAL
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(UNAUDITED)
(In thousands)

							Accumulated
			Treasury	Capital in			other
	Outstanding	Common	stock, par	excess of	Unearned	Accumulated	comprehensive
	Shares	Stock	value	par value	Compensation	Deficit	income

Balance at December 31, 2005 (Restated-note 2)	294,809	$343,771	$(48,962)	$2,182,745	$(3,593)	$(962,905)	$70,499
Net income						52,376
Dividends declared on common stock ($.05 per share)				(14,741)
Total other comprehensive income							10,961
Employee share based compensation earned				3,856
Reclassification of unearned compensation for restricted stock				(3,593)	3,593
Stock option exercises and other	666	597	69	2,055
Restricted stock awards, net of forfeitures	356		356	(356)
Purchase of Company stock	(3,420)		(3,420)	(24,450)

Balance at June 30, 2006	292,411	$344,368	$(51,957)	$2,145,516	$—	$(910,529)	$81,460

(See notes to unaudited condensed consolidated financial statements)

SERVICE CORPORATION INTERNATIONAL
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)

1.	Nature of Operations
      Service Corporation International (SCI or the Company) is a provider of deathcare products and services, with a network of funeral service locations and cemeteries primarily operating in the United States and Canada. The Company also owns a 25 percent equity interest in funeral operations of an entity in France. Additionally, the Company owns Kenyon International Emergency Services (Kenyon), a wholly owned subsidiary that specializes in providing disaster management services in mass fatality incidents. Kenyon’s results are included in the Company’s funeral operations segment.
      Funeral service locations provide all professional services relating to atneed funerals, including the use of funeral facilities and motor vehicles and preparation and embalming services. Funeral related merchandise (including caskets, burial vaults, cremation receptacles, flowers, and other ancillary products and services) is sold at funeral service locations. Certain funeral service locations contain crematoria. The Company also sells preneed funeral services whereby a customer contractually agrees to the terms of a funeral to be performed in the future. The Company’s cemeteries provide cemetery property interment rights (including mausoleum spaces, lots, and lawn crypts) and sell cemetery related merchandise (including stone and bronze memorials, markers, and cremation memorialization products) and services (primarily merchandise installations and burial openings and closings). Cemetery items are sold on an atneed or preneed basis. Personnel at cemeteries perform interment services and provide management and maintenance of cemetery grounds. Certain cemeteries operate crematoria, and certain cemeteries contain gardens specifically for the purpose of cremation memorialization.

2.	Restatement of Financial Statements
      The Company has restated herein its previously issued condensed consolidated statement of operations for the three and six months ended June 30, 2005, its condensed consolidated statement of cash flows for the six months ended June 30, 2005, and its condensed consolidated balance sheet as of December 31, 2005. This restatement corrects errors related to 1) the miscalculation of the Company’s actuarially determined pension benefit obligation, 2) the accounting for certain leases related to funeral home properties which were previously accounted for as operating leases, but should have been accounted for as capital leases, and 3) other out-of-period adjustments previously identified by the Company but deemed to be not material either individually or in the aggregate. All applicable amounts related to this restatement have been reflected in the Company’s condensed consolidated financial statements and disclosed in the notes to the condensed consolidated financial statements in this Form 10-Q.

Pension Benefit Obligation
      As previously disclosed in the Company’s 2004 Form 10-K, effective January 1, 2004, the Company adopted a new accounting policy related to the accounting for actuarial gains and losses in its pension plan. Under the new accounting policy, the Company began to recognize such actuarial gains and losses in its consolidated statement of operations as they occurred. Previously, the Company amortized the difference between actual and expected investment returns and other actuarial gains and losses over seven years (except to the extent that settlements with employees required earlier recognition). As a result of this accounting change, the Company initially recognized an after tax charge in its 2004 financial statements, representing the cumulative effect of this accounting change, of $33,599 ($54,873 before tax). This amount represented the accumulated unrecognized net losses related to the pension plan assets and liabilities as of January 1, 2004.
      During the second quarter of 2006, the Company discovered that its actuarially determined pension benefit obligation (PBO) had been incorrectly calculated for the years ended December 31, 2005, 2004, 2003, and 2002 as the impact of pending lump sum cash settlements in the PBO calculation at the end of each respective year had been inadvertently omitted. The net aggregate pre-tax impact of this error over the four-year period ended December 31, 2005 was $4,233. Had this PBO calculation been correct at the time the Company adopted its new accounting policy effective January 1, 2004, the Company would have recognized an additional cumulative effect of accounting change of $4,961 ($3,037 after tax) in its December 31, 2004 consolidated statement of operations, as the vast majority of the impact of previously unrecognized pending lump sum settlements for 2002 and 2003 would have been recognized in connection with the accounting policy change.
      In addition, the Company also identified an actuarial calculation error that resulted in an understatement of pension expense of $1,940 in the fourth quarter of 2005.

Lease Accounting
      As previously disclosed in the Company’s first quarter 2006 Form 10-Q, the Company determined, in the first quarter of 2006, that certain of its leases related to funeral home properties that were previously accounted for as operating leases should have been accounted for as capital leases. The aggregate pre-tax adjustment to the Company’s previously issued consolidated financial statements is $2,677, of which $657 relates to the three-year period ended December 31, 2005. The remaining $2,020 relates to periods prior to January 1, 2003.

Other Out-of-Period Adjustments
      The Company has also included other adjustments that were previously identified but deemed to be not material either individually or in the aggregate and therefore corrected in a subsequent period. Such adjustments impacted the timing of expense items, including income tax expenses previously recognized in the first quarter of 2006. The cumulative amount of such out-of-period adjustments was a net aggregate decrease to pre-tax income of $1,079 and an additional $496 of income tax expense for the year ended December 31, 2005.

Materiality Assessment
      The Company evaluated the materiality of these adjustments to its previously issued interim and annual financial statements including its interim financial statements as of and for the three months ended March 31, 2006. The Company determined that the impact of these errors was not material to its previously issued consolidated financial statements; however, the Company has determined that the cumulative correction of the errors in the second quarter of 2006 would have been material to the current period. Therefore, in accordance with paragraph 29 of Accounting Principles Board Opinion No. 28 and the SEC’s Staff Accounting Bulletin (SAB) Topic 5-F, the Company will restate its previously issued financial statements to reflect the corrections of the errors in each of the periods affected. As a result, the Company has restated its consolidated statements of operations for the three and six months ended June 30, 2005, its consolidated statement of cash flows for the six months ended June 2005, and its consolidated balance sheet at December 31, 2005. The effect of the adjustments to the Company’s consolidated statement of operations for the three and six months ended June 30, 2005 is as follows:

	For the		For the
	Three Months Ended		Six Months Ended
	June 30, 2005		June 30, 2005

	As		As
	Previously	As	Previously	As
	Reported	Restated	Reported	Restated

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$431,710	$431,842	$879,152	$879,284
Costs and expenses	(359,367)	(358,798)	(709,582)	(708,440)
Gross profits	72,343	73,044	169,570	170,844
Operating income	54,377	55,087	126,147	127,439
Interest expense	(25,875)	(26,224)	(50,531)	(51,229)
Income from continuing operations before income taxes and cumulative effects of accounting changes	19,916	20,277	68,671	69,265
Provision for income taxes	(9,324)	(9,553)	(26,662)	(27,073)
Income from continuing operations before cumulative effects of accounting changes	10,592	10,724	42,009	42,192
Net income (loss)	$13,705	$13,837	$(141,241)	$(141,058)
Earnings per share:
Basic	$.05	$.05	$(.46)	$(.46)
Diluted	$.04	$.05	$(.45)	$(.45)
      The effect of the above restatement on the Company’s previously reported condensed consolidated balance sheet as of December 31, 2005 is as follows:

	December 31, 2005

	As Previously	As
	Reported	Restated

Selected condensed consolidated balance sheet data:
Property and equipment, at cost, net	$942,229	$950,174
Deferred charges and other assets	249,449	249,581
Total assets	7,536,692	7,544,769
Accounts payable and accrued liabilities	231,129	231,693
Current maturities of long-term debt	20,468	20,716
Long-term debt	1,175,463	1,186,485
Deferred income taxes	141,676	138,677
Other liabilities	320,812	326,985
Stockholders’ equity	1,588,486	1,581,555
Total liabilities and stockholders’ equity	$7,536,692	$7,544,769
      The effect of the above restatement on the Company’s previously reported condensed consolidated statement of cash flows for the six months ended June 30, 2005 is as follows:

	Six Months Ended
	June 30, 2005

	As Previously	As
	Reported	Restated

Net cash provided by operating activities	190,331	190,428
Net cash used in financing activities	(191,616)	(191,713)

      The Company has also reflected the effects of this restatement in notes five, six, seven, eight, nine and eleven to these condensed consolidated financial statements.

3.	Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation
      The condensed consolidated financial statements for the three and six months ended June 30, 2006 and 2005 include the accounts of SCI and all majority-owned subsidiaries. These statements also include the accounts of the funeral trusts, cemetery merchandise and services trusts, and perpetual care trusts in which the Company has a variable interest and is the primary beneficiary. The interim condensed consolidated financial statements are unaudited but include all adjustments, consisting of normal recurring accruals and any other adjustments, which management considers necessary for a fair presentation of the results for these periods. These condensed consolidated financial statements have been prepared in a manner consistent with the accounting policies described in the Company’s annual report on Form 10-K, as amended for the year ended December 31, 2005, unless otherwise disclosed herein, and should be read in conjunction therewith. The accompanying year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. Operating results for interim periods are not necessarily indicative of the results that may be expected for the full year period.
      The Company has reclassified certain prior period amounts to conform to the current period financial presentation with no effect on previously reported results of operations, financial condition, or net cash flows.

Use of Estimates
      The preparation of the condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions as described in the Company’s Form 10-K, as amended that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of expenses during the reporting period. As a result, actual results could differ from these estimates.

4.	Recently Issued Accounting Standards
      In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty of income tax positions recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take. It presumes the taxing authorities’ full knowledge of the position, including all relevant facts. The provisions of FIN 48 are effective beginning January 1, 2007 for SCI, with any potential cumulative effect of change in accounting principle recorded as an adjustment to beginning retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on its consolidated financial statements.

5.	Share-Based Compensation and Stockholders’ Equity
      (All shares reported in whole numbers)

Share-Based Payment
      In December 2004, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 123R, “Share-Based Payment” (SFAS 123R). SFAS 123R is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes Accounting Principles Board Opinion No. 25,

“Accounting for Stock Issued to Employees” (APB 25). Among other items, SFAS 123R eliminates the use of the intrinsic value method of accounting and requires companies to recognize in the statement of operations the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. The Company adopted SFAS 123R on January 1, 2006 and utilizes the modified-prospective transition method.
      Prior to January 1, 2006, the Company accounted for share-based payments using the intrinsic value recognition method prescribed by APB 25. Because all of the Company’s stock options were granted at market value on the date of each grant, no stock-based compensation expense related to stock options was reflected in net income prior to adopting SFAS 123R.
      Under the modified-prospective transition method, the Company recognizes compensation expense on a straight-line basis in its condensed consolidated financial statements issued subsequent to the date of adoption for all share-based payments granted, modified or settled after December 31, 2005, as well as for any awards that were granted prior to December 31, 2005 for which requisite service will be provided after December 31, 2005. The compensation expense on awards granted prior to December 31, 2005 is recognized using the fair values determined for the pro forma disclosures on stock-based compensation included in prior filings. The amount of compensation expense recognized on awards that were not fully vested at the date of SFAS 123R adoption excludes the compensation expense cumulatively recognized in the pro forma disclosures on stock-based compensation. Further, the Company assumed no forfeitures on restricted shares granted prior to the adoption of SFAS 123R due to the nature of the employees to whom the shares were granted, thus the Company recorded no cumulative effect of accounting change upon the adoption of SFAS 123R.

Stock Benefit Plans
      The Company maintains benefit plans whereby shares of its common stock may be issued pursuant to the exercise of stock options or restricted stock granted to officers and key employees. The Company’s Amended 1996 Incentive Plan reserves 24,000,000 shares of common stock for outstanding and future awards of stock options, restricted stock, and other stock based awards to officers and key employees of the Company. The Company’s 1996 Non-qualified Incentive Plan reserves 8,700,000 shares of common stock for outstanding and future awards of nonqualified stock options to employees who are not officers of the Company.
      The benefit plans allow for options to be granted as either non-qualified or incentive stock options. The options historically have been granted only once each year, or upon hire, as approved by the appropriate committee of the Board of Directors. The options are granted with an exercise price equal to the market price of the Company’s common stock on the date the grant is approved by the appropriate committee of the Board of Directors. The options are generally exercisable at a rate of 33 1/3% each year unless alternative vesting methods are approved by the appropriate committee of the Board of Directors. Restricted stock awards generally vest at a rate of 33 1/3% each year. The Company issues new shares for option exercises and treasury shares for restricted stock awards. At June 30, 2006 and December 31, 2005, 2,948,106 and 4,856,459 shares, respectively, were reserved for future option and restricted stock grants under these stock benefit plans.
      Options of 1,868,163 and 1,959,283, respectively, were outstanding with alternative vesting methods at June 30, 2006 and December 31, 2005. These shares were fully vested prior to the implementation of FAS 123R and, as such, compensation expense for these options is not included in the Company’s consolidated statement of operations for the three and six months ended June 30, 2006.
      The Company utilizes the Black-Scholes option valuation model for estimating the fair value of its stock options. This model allows the use of a range of assumptions related to volatility, the risk-free interest rate, the expected life, and the dividend yield. The expected volatility utilized in the valuation model is based on implied volatilities from traded options on the Company’s stock and the historical volatility of the Company’s stock price. The decrease in expected volatility from the periods ended June 30, 2005 to the periods ended June 30, 2006 is primarily the result of a lower implied volatility. The dividend yield and the expected holding period are both based on historical experience and management’s estimate of future events. The risk-free interest rate is derived from the U.S. Treasury yield curve based on the expected life of the option, in effect at the time of grant. The fair values of the Company’s stock options are calculated using the following weighted average assumptions based on the methods described above for the six months ended June 30, 2006 and 2005 (no options were granted during the three months ended June 30, 2006 and 2005):

	Six Months Ended
	June 30,

Assumptions	2006	2005

Dividend yield	1.3%	1.5%
Expected volatility	37.9%	43.3%
Risk-free interest rate	4.5%	3.7%
Expected holding period	5.6 years	5.5 years
      As a result of the adoption of SFAS 123R, Income from continuing operations before income taxes was reduced by $1,028, Income from continuing operations and Net income were both reduced by $669, and basic and diluted earnings per share were both reduced by less than $.01 for the three months ended June 30, 2006. For the six months ended June 30, 2006, Income from continuing operations before income taxes was reduced by $2,461, Income from continuing operations and Net income were both reduced by $1,600, and basic and diluted earnings per share were both reduced by $.01.
      Results for the three and six months ended June 30, 2005 have not been further restated to reflect the impact of compensation expense for the Company’s stock option plans. If, prior to January 1, 2006, the Company had elected to recognize compensation expense for its stock option plans, based on the fair value of awards at the grant dates, Net loss and Loss per share would have changed for the three and six months ended June 30, 2005 by the following pro forma amounts:

	Three Months Ended	Six Months Ended
	June 30, 2005	June 30, 2005

	(Restated)	(Restated)
	note 2	note 2
Net income (loss), as reported	$13,837	$(141,058)
Deduct: Total pro forma stock-based employee compensation expense determined under fair value based method, net of related tax expense	(392)	(783)

Pro forma net income (loss)	$13,445	$(141,841)

Basic income (loss) per share:
Net income (loss), as reported	$.05	$(.46)
Deduct: Total pro forma stock-based employee compensation expense determined under fair value based method, net of related tax expense	—	—

Pro forma basic loss per share	$.05	$(.46)

Diluted income (loss) per share:
Net income (loss), as reported	$.05	$(.45)
Deduct: Total pro forma stock-based employee compensation expense determined under fair value based method, net of related tax expense	—	—

Pro forma diluted income (loss) per share	$.05	$(.45)

      The tax benefit associated with this additional compensation expense would have been $210 and $421 for the three and six months ended June 30, 2005.

      Prior to the implementation of SFAS 123R, the Company amortized stock-based compensation cost for employees eligible to retire over the three-year standard vesting period of the grants. Upon adoption of SFAS 123R, the Company recognizes costs on new option grants to such retirement-eligible employees immediately upon grant, consistent with the retirement vesting acceleration provisions of these grants. If the Company had historically computed stock-based compensation cost for these employees under this accelerated method, $624 or less than $.01 per diluted share of after-tax compensation cost would have been accelerated and cumulatively included in the pro forma expense above through June 30, 2005.
      The following table shows a summary of information with respect to stock option and restricted share compensation for the 2006 periods and restricted share compensation for the 2005 periods, which are included in the Company’s condensed consolidated statement of operations for those respective periods:

	Three Months		Six Months
	Ended June 30,		Ended June 30,

	2006	2005	2006	2005

Total pretax share-based compensation expense included in net income (loss)	$1,711	$549	$3,856	$996
Income tax benefit related to share-based compensation included in net income (loss)	$710	$192	$1,488	$348

Stock Options
      The following table sets forth stock option activity for the six months ended June 30, 2006:
      (Shares reported in whole numbers)

		Weighted Average
	Options	Exercise Price

Outstanding at December 31, 2005	24,250,429	$9.21
Granted	1,602,800	8.24
Exercised	(607,830)	4.10
Forfeited	(22,300)	6.88
Expired	(686,154)	18.42

Outstanding at June 30, 2006	24,536,945	$9.02

Exercisable at June 30, 2006	22,002,410	$9.16

      As of June 30, 2006, the aggregate intrinsic value for stock options outstanding and exercisable was $55,140 and $53,968, respectively. Set forth below is certain information related to stock options outstanding and exercisable at June 30, 2006:
      (Shares reported in whole numbers)

	Options Outstanding
				Options Exercisable
		Weighted-
	Number	Average	Weighted-	Number	Weighted-
Range of	Outstanding at	Remaining	Average	Exercisable at	Average
Exercise Price	June 30, 2006	Contractual Life	Exercise Price	June 30, 2006	Exercise Price

$0.00 — 3.0	0 1,987,110	2.1	$2.60	1,987,110	$2.60
3.01 — 4.00	5,520,734	2.6	3.74	5,520,734	3.74
4.01 — 6.00	4,160,000	3.5	4.99	4,160,000	4.99
6.01 — 9.00	6,383,667	4.3	7.11	3,849,132	6.70
9.01 — 15.00	2,898,003	1.1	13.73	2,898,003	13.73
15.01 — 21.00	2,285,160	1.1	19.18	2,285,160	19.18
21.01 — 38.00	1,302,271	0.2	35.06	1,302,271	35.06

$0.00 — 38.00	24,536,945	2.7	$9.02	22,002,410	$9.16

      Other information pertaining to option activity during the three and six months ended June 30 was as follows:

	Three Months		Six Months Ended
	Ended June 30,		June 30,

	2006	2005	2006	2005

Weighted average grant-date fair value of stock options granted	n/a	n/a	$3.11	$2.71
Total fair value of stock options vested	n/a	n/a	$1,987	$6,003
Total intrinsic value of stock options exercised	$1,344	$630	$2,456	$3,728
      The Company calculated its historical pool of windfall tax benefits by comparing the book expense for individual stock grants and the related tax deduction for options granted after January 1, 1995. Adjustments were made to exclude windfall tax benefits that were not realized due to the Company’s net operating loss position. Upon completion of this calculation, the Company determined an additional paid in capital pool of $2,140.
      For the three and six months ended June 30, 2006, cash received from the exercise of stock options was $1,183 and $2,402, respectively. As of June 30, 2006, the unrecognized compensation expense related to stock options of $5,481 is expected to be recognized over a weighted average period of 1.9 years.

Restricted Shares
      Restricted shares awarded under the Amended 1996 Incentive Plan were 355,500 in the first six months of 2006 and 498,800 in the first six months of 2005. The weighted average fair market value per share at the date of grant for shares granted during the first six months of 2006 and 2005 was $8.24 and $6.90, respectively. The fair market value of the stock, as determined on the grant date, is being amortized and charged to income (with similar credits to capital in excess of par value) generally over the average period during which the restrictions lapse. At June 30, 2006, unrecognized compensation expense related to restricted shares totaling $4,985, which is recorded in Capital in excess of par value on the balance sheet, is expected to be recognized over a weighted average period of 1.6 years. Prior to the implementation of SFAS 123R, the Company recorded this compensation as Unrecognized compensation on the balance sheet. The Company recognized compensation cost of $683 and $1,395 in the three and six months ended June 30, 2006 related to the restricted shares of this Plan. During the three and six months ended June 30, 2005, the Company recognized compensation cost of $549 and $996 related to the restricted shares of this Plan.
      Restricted share activity for the six months ended June 30, 2006 was as follows:
      (Shares reported in whole numbers)

		Weighted Average
	Restricted	Grant-Date
	Shares	Fair Value

Nonvested restricted shares at December 31, 2005	779,850	$6.87
Granted	355,500	8.24
Vested	(308,867)	6.86

Nonvested restricted shares at June 30, 2006	826,483	$7.46

Share Authorization
      The Company is authorized to issue 1,000,000 shares of preferred stock, $1 per share par value. No preferred shares were issued as of June 30, 2006. At June 30, 2006 and December 31, 2005, 500,000,000 common shares of $1 par value were authorized. The Company had 292,411,418 and 294,808,872 common shares issued and outstanding, net of 51,956,842 and 48,962,063 common shares held in treasury at par at June 30, 2006 and December 31, 2005, respectively.

Share Purchase Rights Plan
      The Company’s preferred share purchase rights plan declares a dividend of one preferred share purchase right for each share of common stock outstanding. The rights are exercisable in the event certain investors attempt to acquire 20% or more of the common stock of the Company and entitle the rights holders to purchase certain securities of the Company or the acquiring company. The rights, which are redeemable by the Company for $.01 per right, expire in July 2008 unless otherwise extended.

Accumulated Other Comprehensive Income
      The components of Accumulated other comprehensive income are as follows:

	Foreign		Accumulated
	Currency	Unrealized	Other
	Translation	Gains and	Comprehensive
	Adjustment	Losses	Income

Balance at December 31, 2005	$70,499	$—	$70,499
Activity in 2006	10,961	—	10,961
Increase in net unrealized gains associated with available-for-sale securities of the trusts	—	27,551	27,551
Reclassification of net unrealized gains activity attributable to the non-controlling interest holders	—	(27,551)	(27,551)

Balance at June 30, 2006	$81,460	$—	$81,460

      The assets and liabilities of foreign operations are translated into U.S. dollars using the current exchange rate. The U.S. dollar amount that arises from such translation, as well as exchange gains and losses on intercompany balances of a long-term investment nature, are included in the cumulative currency translation adjustments in Accumulated other comprehensive income. Income taxes are generally not provided for foreign currency translation. The activity in 2006 primarily reflects fluctuations in the exchange rate of the Canadian and US dollars.
      The components of Comprehensive income (loss) are as follows for the three and six months ended June 30, 2006 and 2005:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2006	2005	2006	2005

		(Restated)		(Restated)
		Note 2		Note 2
Comprehensive income (loss):
Net income (loss)	$25,450	$13,837	$52,376	$(141,058)
Total other comprehensive income (loss)	11,291	(1,428)	10,961	63,873

Comprehensive income (loss)	$36,741	$12,409	$63,337	$(77,185)

      Total other comprehensive income for the six months ended June 30, 2005 includes $71,770 related to the sale of the Company’s operations in Argentina and Uruguay.

Share Repurchase Program
      The Company, subject to market conditions and normal trading restrictions, makes purchases in the open market or through privately negotiated transactions under its stock repurchase program. During the six months ended June 30, 2006, the Company repurchased 3.4 million shares of common stock at an aggregate cost of $27,870. During the same period in 2005, the Company repurchased 26.7 million shares of common stock at an aggregate cost of $189,809. As of June 30, 2006, the remaining dollar value of shares authorized to be purchased under the share repurchase program was approximately $36,720.

Cash Dividends
      During the six months ended June 30, 2006, the Company paid a cash dividend of $7,371 and $7,348 to shareholders of record at the close of business on January 16, 2006 and April 15, 2006, respectively. Also in the second quarter of 2006, the Company’s Board of Directors approved a cash dividend of $.025 per common share based on the Company’s first quarter 2006 financial results. At June 30, 2006, this dividend totaling $7,393 was recorded in Accounts payable and accrued liabilities and Capital in excess of par value in the condensed consolidated balance sheet. Subsequent to June 30, 2006, this dividend was paid and the Company’s Board of Directors approved another cash dividend of $.025 per common share in August 2006 based on the Company’s second quarter 2006 financial results. This dividend will be paid on October 31, 2006 to shareholders of record at October 16, 2006.

6.	Debt
      Debt as of June 30, 2006 and December 31, 2005 was as follows:

	June 30,	December 31,
	2006	2005

		(Restated)
		Note 2
7.2% notes due June 2006	$—	$10,698
6.875% notes due October 2007	13,497	13,497
6.5% notes due March 2008	195,000	195,000
7.7% notes due April 2009	341,635	341,635
7.875% debentures due February 2013	55,627	55,627
6.75% notes due April 2016	250,000	250,000
7.0% notes due June 2017	300,000	300,000
Convertible debentures, maturities through 2013, fixed interest rates from 4.75% to 5.25%, conversion prices from $13.02 to $50.00 per share	21,213	22,213
Obligations under capital leases	109,427	11,425
Mortgage notes and other debt, maturities through 2050	27,510	29,588
Unamortized pricing discounts and other	(18,232)	(22,482)

Total debt	1,295,677	1,207,201
Less current maturities	(30,414)	(20,716)

Total long-term debt	$1,265,263	$1,186,485

      Current maturities of debt at June 30, 2006 were comprised primarily of convertible debentures and capital leases. The Company’s consolidated debt had a weighted average interest rate of 7.23% at June 30, 2006 and 7.11% at December 31, 2005. Approximately 95% and 99% of the total debt had a fixed interest rate at June 30, 2006 and December 31, 2005, respectively.

Capital Leases
      In the first half of 2006, the Company acquired $108,703 of transportation equipment utilizing capital leases, of which $102,322 were classified as operating leases in prior periods. See additional information regarding these leases in note ten to these condensed consolidated financial statements.

Bank Credit Agreements
      The Company’s bank credit facility matures in August of 2007 and provides a total lending commitment of $200,000, including a sublimit of $175,000 for letters of credit. The Company recently commenced negotiations on a new credit facility. As of June 30, 2006, the Company has no cash borrowings under the current credit facility, but has used it to support $51,193 of letters of credit. The credit facility provides the Company with flexibility for acquisitions, dividends, and share repurchases. It is secured by the stock of the Company’s domestic subsidiaries and these domestic subsidiaries have guaranteed the Company’s indebtedness associated with this credit facility. The subsidiary guarantee is a guarantee of payment of the outstanding amount of the total lending commitment. It covers the term of the credit facility, including extensions of our letters of credit, and totaled a maximum potential amount of $51,193 and $54,727 at June 30, 2006 and December 31, 2005, respectively. The credit facility contains certain financial covenants, including a minimum interest coverage ratio, a maximum leverage ratio, maximum capital expenditure limitations, minimum net worth requirements, and certain cash distribution restrictions. As of June 30, 2006, the Company was in compliance with all of its debt covenants. Interest rates for the outstanding borrowings are based on various indices as determined by the Company. The Company also pays a quarterly fee on the unused commitment that ranges from 0.25% to 0.50%.

Debt Retirement
      During the second quarter of 2006, the Company’s 7.2% notes matured, and the Company made a payment consisting of $10,698 in principal and $385 in interest to the debtholders.
      In the first quarter of 2005, the Company purchased $7,131 aggregate principal amount of its 7.70% notes due in the open market. As a result of this transaction, the Company recognized a loss of $1,207 recorded in Loss on early extinguishment of debt in its condensed consolidated statement of operations. In the second quarter of 2005, the Company purchased an additional $9,500 aggregate principal amount of its 7.70% notes due 2009, and $304 aggregate principal amount of its 6.00% notes due 2005 in the open market. As a result of these transactions, the Company recognized a loss of $1,252 recorded in Loss on early extinguishment of debt in its consolidated statement of operations. Also in the second quarter of 2005, the Company redeemed $129,978 aggregate principal amount of its 6.875% notes due 2007 and $139,302 aggregate principal amount of its 7.20% notes due 2006 pursuant to a tender offer for such notes. These transactions resulted in a loss of $11,799 recorded in Loss on early extinguishment of debt in the Company’s consolidated statement of operations.

Debt Additions
      On June 15, 2005, the Company issued $300,000 of senior unsecured 7.00% notes due June 15, 2017, which pay interest semi-annually beginning December 15, 2005. The Company used the net proceeds, together with available cash, to purchase existing indebtedness pursuant to the tender offer described in the previous paragraph. The Company is entitled to redeem the notes at any time by paying a make-whole premium. The notes are subject to the provisions of the Company’s Senior Indenture dated as of February 1, 1993, as amended, which includes certain covenants limiting, among other things, the creation of liens securing indebtedness and sale-leaseback transactions. Under the terms of the issuance of the unregistered notes, the Company has an obligation to register the notes with the Securities and Exchange Commission (SEC). As these terms have not been met in a timely manner, the Company incurred an aggregate incremental interest expense of $735 and $1,435 during the three and six months ended June 30, 2006, respectively.

7.	Retirement Plans
      The components of net periodic pension plan benefit cost for the three and six months ended June 30 were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2006	2005	2006	2005

		(Restated)		(Restated)
		Note 2		Note 2
Interest cost on projected benefit obligation	$1,973	$2,028	$3,946	$4,055
Actual return on plan assets	(1,589)	(1,807)	(2,627)	(3,613)
Actuarial loss	—	2,210	—	2,515
Amortization of prior service cost	46	46	92	92

	$430	$2,477	$1,411	$3,049

8.	Segment Reporting
      The Company’s operations are both product based and geographically based. The Company’s reportable segments include its funeral operations and its cemetery operations and collectively represent 100% of the Company’s revenues.
      The Company’s reportable segment information is as follows:

			Reportable
	Funeral	Cemetery	Segments

Revenues from external customers:
Three months ended June 30,
2006	$279,634	$151,711	$431,345
2005 (Restated — note 2)	$284,589	$147,253	$431,842
Six months ended June 30,
2006	$582,618	$290,525	$873,143
2005 (Restated — note 2)	$604,040	$275,244	$879,284

Gross profit:
Three months ended June 30,
2006	$52,430	$30,707	$83,137
2005 (Restated — note 2)	$50,709	$22,335	$73,044
Six months ended June 30,
2006	$117,826	$52,918	$170,744
2005 (Restated — note 2)	$130,835	$40,009	$170,844

      The following table reconciles gross profit from reportable segments to the Company’s consolidated income from continuing operations before income taxes and cumulative effect of accounting change:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2006	2005	2006	2005

		(Restated)		(Restated)
		Note 2		Note 2
Gross profit from reportable segments	$83,137	$73,044	$170,744	$170,844
General and administrative expenses	(20,922)	(22,485)	(42,929)	(42,192)
Gains (losses) on dispositions and impairment charges, net	(2,881)	4,528	(7,391)	(1,213)

Operating income	59,334	55,087	120,424	127,439
Interest expense	(26,609)	(26,224)	(53,337)	(51,229)
Loss on early extinguishment of debt, net	—	(13,051)	—	(14,258)
Interest income	6,782	3,894	12,763	7,950
Other (expense) income, net	1,632	571	4,046	(637)

Income from continuing operations before income taxes and cumulative effect of accounting change	$41,139	$20,277	$83,896	$69,265

      The Company’s geographic areas include North America and Other Foreign. North America includes funeral and cemetery operations in the United States and Canada. Other Foreign consists of the Company’s operations in Singapore and Germany. Results from the Company’s funeral and cemetery businesses in Argentina, Uruguay, and Chile, which were sold in 2005, are classified as discontinued operations for all periods presented. The Company conducts both funeral and cemetery operations in North America and funeral operations in Other Foreign geographic areas.
      The Company’s geographic area information is as follows:

	North
	America	Other Foreign	Total

Revenues from external customers:
Three months ended June 30,
2006	$428,291	$3,054	$431,345
2005 (Restated — note 2)	$429,076	$2,766	$431,842
Six months ended June 30,
2006	$867,181	$5,962	$873,143
2005 (Restated — note 2)	$873,253	$6,031	$879,284

Gains (losses) on dispositions and impairment charges, net:
Three months ended June 30,
2006	$(2,881)	$—	$(2,881)
2005	$4,528	$—	$4,528
Six months ended June 30,
2006	$(7,391)	$—	$(7,391)
2005	$(1,213)	$—	$(1,213)

	North
	America	Other Foreign	Total

Operating income:
Three months ended June 30,
2006	$58,662	$672	$59,334
2005 (Restated — note 2)	$54,880	$207	$55,087
Six months ended June 30,
2006	$119,147	$1,277	$120,424
2005 (Restated — note 2)	$126,715	$724	$127,439

Depreciation and amortization:
Three months ended June 30,
2006	$20,552	$25	$20,577
2005 (Restated — note 2)	$15,761	$118	$15,879
Six months ended June 30,
2006	$45,631	$39	$45,670
2005 (Restated — note 2)	$36,339	$186	$36,525
      Depreciation expense related to property, plant, and equipment totaled $19,415 and $39,431 for the three and six months ended June 30, 2006, respectively, and $14,780 and $29,931 for the three and six months ended June 30, 2005, respectively.
      Included in the North America figures above are the following United States amounts:

	Three Months Ended		Six Months Ended
	June 30,		June 30

	2006	2005	2006	2005

		(Restated)		(Restated)
		Note 2		Note 2
Revenues from external customers	$399,996	$403,145	$810,478	$819,844
Operating income	$53,474	$48,551	$109,469	$113,727
Depreciation and amortization	$18,907	$14,594	$42,381	$33,985

9.	Supplementary Information
      Prior to the fourth quarter of 2005, certain costs, specifically salaries and facility costs, were allocated based upon each of the respective segments’ revenue components within products and services.
      Beginning in the fourth quarter of 2005, the Company refined its allocation of the costs described above to more accurately reflect the cost of products and services for its funeral and cemetery segments. Such costs are now allocated based on an hourly factor, which represents the average amount of time spent by employees when selling or providing products and services to a consumer. The Company has made appropriate disclosure reclassifications to prior periods to conform to the current period presentation and make them comparable. The disclosure reclassifications made to these prior periods to conform to the current period presentation have no effect on the Company’s condensed consolidated financial position, results of operations, or statement of cash flows.

      The detail of revenues and costs and expenses as presented in the statement of operations is as follows for the three and six months ended June 30:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2006	2005	2006	2005

		(Restated)		(Restated)
		Note 2		Note 2
North America products and services revenues
Products
Funeral	$103,186	$125,851	$223,359	$266,185
Cemetery	97,324	103,397	186,776	186,165

Total products	200,510	229,248	410,135	452,350
Services
Funeral	164,631	148,271	336,551	317,469
Cemetery	46,531	34,689	87,746	70,976

Total services	211,162	182,960	424,297	388,445

North America products and services revenues	411,672	412,208	834,432	840,795

International revenues	3,054	2,766	5,962	6,031
Other revenues	16,619	16,868	32,749	32,458

Total revenues	$431,345	$431,842	$873,143	$879,284

North America products and services costs
Products
Funeral	$47,583	$48,426	$103,683	$101,928
Cemetery	41,614	44,679	78,957	79,284

Total cost of products	89,197	93,105	182,640	181,212
Services
Funeral	88,173	95,316	177,029	187,807
Cemetery	24,136	26,162	47,613	50,039

Total cost of services	112,309	121,478	224,642	237,846

North America products and services costs	201,506	214,583	407,282	419,058

International costs and expenses	2,382	2,559	4,685	5,307
Overhead and other expenses	144,320	141,656	290,432	284,075

Total costs and expenses	$348,208	$358,798	$702,399	$708,440

10.	Commitments and Contingencies

Leases
      The Company’s leases principally relate to funeral home facilities and transportation equipment. Rental expense for operating leases was $5,828 and $13,854 for the three months ended June 30, 2006 and 2005, respectively, and $13,203 and $27,897 for the six months ended June 30, 2006 and 2005, respectively. As of June 30, 2006, future minimum lease payments for non-cancelable operating and capital leases exceeding one year are as follows:

	Operating	Capital

Remainder of 2006	$5,972	$14,151
2007	7,326	25,356
2008	6,867	20,926
2009	6,588	16,357
2010	5,434	38,047
2011 and thereafter	52,611	28,672

Subtotal	84,798	143,509
Less: Subleases	(1,461)	—

Total	$83,337	$143,509

Less: Interest on capital leases		(34,082)

Total principal payable on capital leases		$109,427

      To eliminate the variable interest rate risk in the Company’s operating margins and improve the transparency of our financial statements, we amended certain of our transportation lease agreements in the first quarter of 2006. Based on the amended terms, these leases have been classified as capital leases as of March 31, 2006 and are presented as such in the table above. For additional information, see note six to these condensed consolidated financial statements.

Representations and Warranties
      As of June 30, 2006, the Company has contingent obligations of $32,812 resulting from the Company’s international asset sales and joint venture transactions. In some cases, the Company has guaranteed certain representations and warranties made in such disposition transactions with letters of credit or interest-bearing cash investments. The Company has a $26,338 liability included in Other long-term liabilities related to these guarantees and interest-bearing cash investments of $6,474 included in Deferred charges and other assets collateralizing certain of these contingent obligations as of June 30, 2006. The Company believes it is remote that it will ultimately be required to fund to third parties claims against these representations and warranties above the carrying value of the liability.
      In 2004, the Company disposed of its funeral operations in France to a newly formed, third party company. As a result of this sale, the Company recognized $35,768 of contractual obligations related to representations, warranties, and other indemnifications in accordance with the provisions of FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of

Indebtedness of Others.” During the first six months of 2006, the Company paid $412 to settle certain tax and litigation matters. The remaining obligation of $23,725 at June 30, 2006 represents the following:

			Maximum
	Original		Potential Amount	Carrying
	Contractual		of Future	Value as of
	Obligation	Time Limit	Payments	June 30, 2006

Tax reserve liability	$18,610	December 31, 2007	2006 €30 million	$10,000
Litigation provision	7,765	Until entire resolution of (i) the relevant claims or (ii) settlement of the claim by the purchaser at the request of the vendor	(1)	4,332
Employee litigation provision	6,512	December 31, 2006 (for all claims other than those relating to tax and social security matters) one month after expiration of the statutory period of limitations for tax and social security matters.	(2)	6,512
VAT taxes	3,882	One month after the expiration of statutory period of limitations	(1)	3,882
Other	3,381	Until entire resolution of (i) the relevant claims or (ii) settlement of the claim by the purchaser at the request of the vendor	(2)	3,381

Total	$40,150			$28,107

Less: Deductible of majority equity owner	(4,382)			(4,382)

	$35,768			$23,725

(1)	The potential maximum exposure for these two items combined is €20 million or $25,102 at June 30, 2006.

(2)	The potential maximum exposure for these two items combined is €40 million or $50,204 at June 30, 2006.

Litigation
      The Company is a party to various litigation matters, investigations, and proceedings. For each of its outstanding legal matters, the Company evaluates the merits of the case, its exposure to the matter, possible legal or settlement strategies, and the likelihood of an unfavorable outcome. The Company intends to defend itself in the lawsuits described herein, however, if the Company determines that an unfavorable outcome is probable and can be reasonably estimated, it establishes the necessary accruals. Certain insurance policies held by the Company may reduce cash outflows with respect to an adverse outcome of certain of these litigation matters. The Company accrues such insurance recoveries when they become probable of being paid and can be reasonably estimated.
      Conley Investment Counsel v. Service Corporation International, et. al.;Civil Action 04-MD-1609; In the United States District Court for the Southern District of Texas, Houston Division (the 2003 Securities Lawsuit). The 2003 Securities Lawsuit resulted from the transfer and consolidation by the Judicial Panel on Multidistrict Litigation of three lawsuits — Edgar Neufeld v. Service Corporation International, et. al., Cause No. CV-S-03-1561-HDM-PAL, in the United States District Court for the District of Nevada ’Rujira Srisythemp v. Service Corporation International, et. al., Cause No. CV-S-03-1392-LDG-LRL, in the United States District Court for the District of Nevada; and Joshua Ackerman v. Service Corporation

International, et. al. Cause No. 04-CV-20114; in the United States District Court for the Southern District of Florida. The 2003 Securities Lawsuit names as defendants the Company and several of the Company’s current and former executive officers or directors. The 2003 Securities Lawsuit is a purported class action alleging that the defendants failed to disclose the unlawful treatment of human remains and gravesites at two cemeteries in Fort Lauderdale and West Palm Beach, Florida. Since the action is in its preliminary stages, no discovery has occurred, and the Company cannot quantify its ultimate liability, if any, for the payment of damages.
      David Hijar v. SCI Texas Funeral Services, Inc., SCI Funeral Services, Inc., and Service Corporation International; in the County Court of El Paso, County, Texas, County Court at Law Number Three, Cause Number 2002-740, with an interlocutory appeal pending in the El Paso Court of Appeals, No. 08-05-00182-CV, and a mandamus proceeding, which has been denied by the El Paso Court of Appeals, No. 08-05-00335-CV but re-filed in the Texas Supreme Court, No. 06-0385 (collectively, the Hijar Lawsuit). The Hijar Lawsuit involves a state-wide class action brought on behalf of all persons, entities, and organizations who purchased funeral services from the Company or its subsidiaries in Texas at any time since March 18, 1998. Plaintiffs allege that federal and Texas funeral related regulations and/or statutes (Rules) required the Company to disclose its markups on all items obtained from third parties in connection with funeral service contracts and that the failure to make certain disclosures of markups resulted in breach of contract and other legal claims. The Plaintiffs seek to recover an unspecified amount of monetary damages. The plaintiffs also seek attorneys’ fees, costs of court, pre- and post-judgment interest, and unspecified “injunctive and declaratory relief.” The Company denies that the plaintiffs have standing to sue for violations of the Texas Occupations Code or the Rules; denies that plaintiffs have standing to sue for violations under the relevant regulations and statutes; denies that any breaches of contractual terms occurred; and on other grounds denies liability on all of the plaintiffs’ claims. Finally, the Company denies that the Hijar Lawsuit satisfies the requirements for class certification.
      In May 2004, the trial court heard summary judgment cross-motions filed by the Company and Plaintiff Hijar (at that time, the only plaintiff). The trial court granted Hijar’s motion for partial summary judgment and denied the Company’s motion. In its partial summary judgment order, the trial court made certain findings to govern the case, consistent with its summary judgment ruling. The Company’s request for rehearing was denied.
      During the course of the Hijar Lawsuit, the parties have disputed the proper scope and substance of discovery. Following briefing by both parties and evidentiary hearings, the trial court entered three orders against the Company that are the subject of appellate review: (a) a January 2005 discovery sanctions order; (b) an April 2005 discovery sanctions order; and (c) an April 2005 certification order, certifying a class and two subclasses. On April 29, 2005, the Company filed an appeal regarding the certification order and, concurrently with its initial brief in that appeal, filed a separate mandamus proceeding regarding the sanctions orders. In the certification appeal the court of appeals heard oral arguments on April 4, 2006. On July 27, 2006, the court of appeals issued an opinion holding that the plaintiffs do not have a private right of action for monetary damages under the relevant regulations and statutes. The opinion concludes that the plaintiffs do not have standing to assert their claims for monetary damages on behalf of themselves or the class. The court of appeals therefore reversed the trial court’s order certifying a class and remanded the matter back to the trial court for further handling consistent with the court’s opinion. In the mandamus proceeding, the court of appeals denied the mandamus petition in January 2006, and denied rehearing on March 15, 2006. The Company filed a petition for writ of mandamus in the Supreme Court of Texas, which requested a response. Plaintiffs filed their response on June 29, 2006. The Company intends to file a reply in the third quarter of 2006.
      Mary Louise Baudino, et. al. v. Service Corporation International, et. al.; The plaintiffs’ counsel in the Hijar Lawsuit initiated an arbitration claim raising similar issues in California and filed in November 2004 a case styled Mary Louise Baudino, et. al. v. Service Corporation International, et. al.; in Los Angeles County Superior Court; Case No. BC324007 (Baudino Lawsuit). The Baudino Lawsuit makes claims similar to those made in the Hijar lawsuit. However, the Baudino Lawsuit seeks a nation-wide class of plaintiffs. The Baudino Lawsuit is in its early stages and discovery is in its infancy.

      The Company is a defendant in two related class action antitrust cases filed in 2005. The first case is Cause No 4:05-CV-03394; Funeral Consumers Alliance, Inc. v. Service Corporation International, et. al.; In the United States District Court for the Southern District of Texas — Houston (Funeral Consumers Case). This is a purported class action on behalf of casket consumers throughout the United States alleging that the Company and several other companies involved in the funeral industry violated federal antitrust laws and state consumer laws by engaging in various anti-competitive conduct associated with the sale of caskets.
      The Company is also a defendant in Cause No. 4:05-CV-03399; Pioneer Valley Casket, et. al. v. Service Corporation International, et. al.; In the United States District Court for the Southern District of Texas — Houston Division (Pioneer Valley Case). This lawsuit makes the same allegations as the Funeral Consumers Case and is also brought against several other companies involved in the funeral industry. Unlike the Funeral Consumers Case, the Pioneer Valley Case is a purported class action on behalf of all independent casket distributors that are in the business or were in the business any time between July 18, 2001 to the present.
      The Company was formerly a defendant in a related class action lawsuit styled Ralph Lee Fancher v. Service Corporation International, et. al.; In the United States District Court for the Southern District of Texas-Houston Division, and Cause No. 4:05-CV-00246. That lawsuit was dismissed in May 2006 upon request by the plaintiffs.
      The Funeral Consumers Case and the Pioneer Valley Case seek injunctions, unspecified amounts of monetary damages, and treble damages. In the Funeral Consumers Case, plaintiffs were seeking the court’s permission to add a claim to enjoin the Company and the Alderwoods Group, Inc. from closing the proposed merger discussed in note fourteen. On July 31, 2006 the trial court issued an order denying plaintiff’s request to add a claim to enjoin such proposed merger. Since the litigation is in its preliminary stages, the Company cannot quantify its ultimate liability, if any, for the payment of damages.
      In addition to the Funeral Consumers Case and the Pioneer Valley Case, the Company has received Civil Investigative Demands, dated in August 2005 and February 2006, from the Attorney General of Maryland on behalf of itself and other state attorneys general, who have commenced an investigation of alleged anti-competitive practices in the funeral industry. The Company has also received similar Civil Investigative Demands from the Attorneys General of Florida and Connecticut.
      The ultimate outcome of the matters described above under the caption Litigation cannot be determined at this time. The Company intends to aggressively defend all of the above lawsuits; however, an adverse decision in one or more of such matters could have a material adverse effect on the Company, its financial condition, results of operation, and cash flows.

11.	Earnings Per Share
      Basic earnings (loss) per common share (EPS) excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other obligations to issue common stock were exercised or converted into common stock or resulted in the issuance of common shares that then shared in the Company’s earnings (losses).

      A reconciliation of the numerators and denominators of the basic and diluted EPS computations is presented below:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2006	2005	2006	2005

		(Restated)		(Restated)
		Note 2		Note 2
Numerator:
Income from continuing operations before cumulative effect of accounting change — basic and diluted	$25,633	$10,724	$52,614	$42,192
Net income (loss) — basic and diluted	$25,450	$13,837	$52,376	$(141,058)

Denominator:
Weighted average shares — basic	293,409	302,363	293,580	307,896
Stock options	3,981	3,970	4,063	4,028
Restricted stock	111	71	141	62

Weighted average shares — diluted	297,501	306,404	297,784	311,986

Income from continuing operations before cumulative effect of accounting change per share:
Basic	$.09	$.04	$.18	$.14
Diluted	$.09	$.04	$.18	$.14

Income from discontinued operations per share, net of tax:
Basic	$—	$.01	$—	$.01
Diluted	$—	$.01	$—	$.01

Cumulative effect of accounting change per share, net of tax:
Basic	$—	$—	$—	$(.61)
Diluted	$—	$—	$—	$(.60)

Net income (loss) per share:
Basic	$.09	$.05	$.18	$(.46)
Diluted	$.09	$.05	$.18	$(.45)

      The computation of diluted EPS excludes outstanding stock options and convertible debt in certain periods in which the inclusion of such options and debt would be antidilutive in the periods presented. Total options and convertible debentures not currently included in the computation of dilutive EPS are as follows:

	Three Months		Six Months
	Ended June 30,		Ended June 30,

	2006	2005	2006	2005

Antidilutive options	8,237	8,909	7,911	8,909
Antidilutive convertible debentures	633	979	646	979

Total common stock equivalents excluded from Computation	8,870	9,888	8,557	9,888

12.	Gains (Losses) on Dispositions and Impairment Charges, Net
      As dispositions occur in the normal course of business, gains or losses on the sale of such businesses are recognized in the income statement line item Gains (losses) on dispositions and impairment charges, net. Additionally, as dispositions occur pursuant to the Company’s ongoing asset sale programs, adjustments are made through this income statement line item to reflect the difference between actual proceeds received from the sale compared to the original impairment estimates.
      Gains (losses) on dispositions and impairment charges, net for the three and six months ended June 30, consist of the following:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2006	2005	2006	2005

Gains on dispositions	$1,708	$23,919	$3,140	$24,808
Impairment losses for assets held for sale	(4,589)	(21,055)	(10,531)	(28,173)
Changes to previously estimated impairment losses	—	1,664	—	2,152

	$(2,881)	$4,528	$(7,391)	$(1,213)

13.	Discontinued Operations
      During 2005, the Company disposed of its funeral and cemetery operations in Argentina and Uruguay and its cemetery operations in Chile. Accordingly, the operations in these countries are classified as discontinued operations for all periods presented.
      The results of the Company’s discontinued operations for the three and six months ended June 30, 2006 and 2005 were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2006	2005	2006	2005

Revenues	$—	$8,527	$—	$17,704
Costs and other expenses	(298)	(4,588)	(388)	(11,435)

(Loss) income from discontinued operations before income taxes	(298)	3,939	(388)	6,269
Benefit (provision) for income taxes	115	(826)	150	(1,981)

(Loss) income from discontinued operations	$(183)	$3,113	$(238)	$4,288

      The Company’s current year loss from discontinued operations is attributable to foreign currency adjustments related to an income tax receivable of approximately $15,859 denominated in Chilean pesos at December 31, 2005. In June 2006, the Company received a payment totaling $10,958 related to this receivable. The Company expects to receive the remainder of the receivable, which totaled approximately $4,451 at June 30, 2006, in the third quarter of 2006. Currency fluctuations associated with this receivable resulted in a loss of $298 and a loss of $388 in the Company’s condensed consolidated statement of operations for the three and six months ended June 30, 2006, respectively. The receivable was fully hedged through June 30, 2006; therefore, the Company had no foreign exchange rate risk associated with it. The fair market value hedge was recorded at market value at December 31, 2005. This hedge expired June 30, 2006. Gains on the hedge totaling $365 and $456 for the three and six months ended June 30, 2006, respectively, are included in Other (expense) income in the Company’s condensed consolidated statement of operations

14.	Acquisitions
      In the second quarter of 2006, the Company entered into a definitive agreement to acquire all of the outstanding shares of Alderwoods Group, Inc. (Alderwoods) for $20.00 per share in cash. On May 31,

2006, Alderwoods shareholders voted to approve the acquisition. Alderwoods operated 579 funeral homes, 72 cemeteries, and 61 combination funeral home and cemetery locations in North America at June 17, 2006.
      This transaction is valued at approximately $1,220,000, which includes approximately $364,000 of Alderwoods’ debt. The Company expects to fund this transaction with at least $500,000 of cash on hand as well as through the utilization of short term or prepayable debt and long-term senior notes. The Company has also received a commitment letter from JPMorgan and other financial institutions for an $850,000 bridge facility.
      This acquisition is subject to, among other conditions, antitrust clearance and approval. As previously disclosed, the Company and Alderwoods entered into a timing agreement with the staff of the Federal Trade Commission (“FTC”) in connection with the proposed merger of Alderwoods with and into a subsidiary of SCI. Additionally, as previously disclosed, each of SCI and Alderwoods has received “second requests” from the FTC, and as a result thereof, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, during which the parties may not consummate the proposed merger, has been extended. The parties have recently responded to the FTC’s second request.
      As a result of the timing agreement, SCI and Alderwoods expect to seek to negotiate a consent decree with the FTC, in which case the proposed merger could close as early as September 30, 2006. SCI and Alderwoods have agreed that if the parties are unable to reach agreement on a consent decree with the FTC, they will not close the proposed merger before October 30, 2006. In addition, SCI and Alderwoods have agreed, under a standard provision of a recently adopted FTC protocol for administering second requests, that if the FTC challenges the proposed transaction by filing an application for preliminary injunction in federal court, SCI and Alderwoods, jointly with the FTC, will propose a scheduling order that provides for a 60-day pre-hearing discovery period.
      It is currently anticipated that the acquisition will be completed by the end of 2006; however, there can be no assurance that the acquisition will be completed by this time or at all.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
      Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and the Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.
      Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005. In making this assessment, management used the criteria described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2005.
      Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm as state in their report included herein.

Management’s Consideration of the Restatement
      In coming to the conclusion that our disclosure controls and procedures and our internal control over financial reporting were effective as of December 31, 2005, our management considered, among other things, the control deficiencies related to the accounting for pensions and leases, which contributed to the restatement of our previously issued financial statements as disclosed in note 2 to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K/A. After reviewing and analyzing the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 99, “Materiality,” Accounting Principles Board Opinion No. 28, “Interim Financial Reporting” paragraph 29 and SAB Topic 5-F, “Accounting Changes Not Retroactively Applied Due to Immateriality,” and taking into consideration that (i) the restatement adjustments did not have a material impact on the financial statements of any individual prior interim or annual periods taken as a whole; (ii) the cumulative impact of the restatement adjustments on stockholders’ equity was not material to the financial statements of prior interim or annual periods; and (iii) we decided to restate our previously issued financial statements solely because the aggregate impact of the errors, if recorded in the Company’s second quarter 2006 financial statements, would have been material, our management concluded that the control deficiencies that contributed to the restatement of the prior period financial statements were not material weaknesses. Furthermore, our management concluded that the control deficiencies that contributed to the restatement when aggregated with other deficiencies did not constitute a material weakness.

Remediation Efforts in 2005
      Management, with the oversight of the Audit Committee, has addressed all of the material weaknesses identified in previous periods and has concluded that they were remediated in the fourth quarter of 2005. Throughout 2005, management reviewed its plans for remediation of identified material weaknesses and the status of its assessment of the internal control over financial reporting with the Audit Committee primarily on a bi-weekly basis.
      The Company implemented a plan to remediate the material weaknesses related to controls performed at its funeral and cemetery locations. (Refer to material weaknesses A, D-I previously disclosed in the December 31, 2004 Form 10-K/A (Amendment No. 2)). Formal training was implemented at both the funeral and cemetery locations to train the appropriate personnel on the responsibilities and importance of each location performing the controls to comply with Company established policies and procedures. The Company’s support centers helped facilitate the execution of this remediation effort. The Company has over 1,500 funeral and cemetery locations across the country; therefore, the training effort was extensive and time-consuming.
      The material weakness related to controls over the reconciliations of preneed funeral and cemetery detailed records to trust fund assets and corresponding deferred revenue and non-controlling interest accounts related to preneed funeral and cemetery activities has been remediated. (Refer to material weakness B previously disclosed in the December 31, 2004 Form 10-K/A (Amendment No. 2)). Strict timelines for completion of all reconciliations have been established as well as the disposition of any reconciling items identified.
      The Company has made substantial improvements to the policies, procedures, and tools for effective program change management to remediate the material weaknesses identified in the general information technology controls over program change management and controls over the accuracy of preneed funeral trust income recorded upon the maturity of certain preneed funeral contracts. (Refer to material weaknesses K and L previously disclosed in the December 31, 2004 Form 10-K/A (Amendment No. 2)). The program change tracking process was improved with the new system implemented in July 2005 which logically guides a change through the various documentation and approval requirements necessary for controlled program changes. Version control software and procedures have been strengthened and testing templates have been made available. Communications from management regarding the importance of prudent change control activities have been strengthened through employee update meetings, policy issuances, testing guidelines, new procedures, and training sessions. Reconciliations are conducted more frequently and new monitoring reports have been developed.
      The Company has refined its controls related to the identification, review and communication of legal accruals to appropriate accounting personnel within the organization, including certain members of senior management. (Refer to material weakness M previously disclosed in the December 31, 2004 Form 10-K/A (Amendment No. 2)). The Company has established a management team (comprised of both legal and financial members) that meets at least twice quarterly to assess the appropriateness of the Company’s legal accruals and disclosures based on current legal information. Additionally, all legal information, including any new asserted or unasserted claims, is updated at the Company’s quarterly Disclosure Committee meeting held just prior to the filing of the Company’s respective Form 10-Q or Form 10-K.
      The Company has designed and implemented additional controls to properly account for the impairment or disposition of assets related to the sale of certain locations in the proper period and to write off covenant-not-to-compete assets in a timely manner. (Refer to material weakness J previously disclosed in the December 31, 2004 Form 10-K/A (Amendment No. 2)). Controls were designed and implemented to account for any property dispositions in the current period and brought current to the time of the filing of any quarterly or annual financial statements. The related gains and losses on dispositions are reviewed and approved by the Corporate Development and Real Estate departments for completeness and accuracy. Additionally, covenant-not-to-complete assets are reviewed for all sold and closed locations prior to the filing of the quarterly or annual financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors of
Service Corporation International:
      We have completed integrated audits of Service Corporation International’s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005, and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule
      In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Service Corporation International and its subsidiaries (“the Company”) at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      As discussed in note four to the consolidated financial statements, the Company changed its method of accounting for direct selling costs related to the acquisition of preneed funeral and preneed cemetery contracts effective January 1, 2005; the Company changed its method of accounting for variable interest entities on March 31, 2004; and the Company changed its method of accounting for gains and losses on pension plan assets and obligations effective January 1, 2004.
      As discussed in note two to the consolidated financial statements, the Company has restated its consolidated financial statements as of December 31, 2005 and 2004, and for the years ended December 31, 2005, 2004, and 2003.

Internal control over financial reporting
      Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ PricewaterhouseCoopers LLP
Houston, Texas
March 3, 2006, except for note two to the consolidated financial statements, as to which the date is August 9, 2006.

SERVICE CORPORATION INTERNATIONAL
CONSOLIDATED STATEMENT OF OPERATIONS

	Years Ended December 31,

	2005	2004	2003

	(Restated)	(Restated)	(Restated)
	note 2	note 2	note 2
	(In thousands, except per share amounts)
Revenues	$1,715,737	$1,831,225	$2,313,177
Costs and expenses	(1,417,592)	(1,501,211)	(1,956,967)

Gross profits	298,145	330,014	356,210
General and administrative expenses	(84,834)	(130,884)	(178,127)
Gains and impairment (losses) on dispositions, net	(26,093)	25,797	50,677
Other operating expense	—	—	(9,004)

Operating income	187,218	224,927	219,756
Interest expense	(103,733)	(119,293)	(139,964)
Interest income	16,706	13,453	6,215
(Loss) gain on early extinguishment of debt, net	(14,258)	(16,770)	1,315
Other income, net	2,774	9,703	8,345

Income from continuing operations before income taxes and cumulative effects of accounting changes	88,707	112,020	95,667
(Provision) benefit for income taxes	(33,233)	7,650	(26,402)

Income from continuing operations before cumulative effects of accounting changes	55,474	119,670	69,265
Income from discontinued operations (net of income tax (provision) benefit of $(4,764), $49,175 and $(1,876), respectively)	4,123	41,584	15,809
Cumulative effects of accounting changes (net of income tax benefit of $117,428 and $22,907, respectively)	(187,538)	(50,593)	—

Net (loss) income	$(127,941)	$110,661	$85,074

Basic earnings (loss) per share:
Income from continuing operations before cumulative effects of accounting changes	$.19	$.38	$.23
Income from discontinued operations, net of tax	.01	.13	.05
Cumulative effects of accounting changes, net of tax	(.62)	(.16)	—

Net (loss) income	$(.42)	$.35	$.28

Basic weighted average number of shares	302,213	318,737	299,801

Diluted earnings (loss) per share:
Income from continuing operations before cumulative effects of accounting changes	$.18	$.37	$.23
Income from discontinued operations, net of tax	.01	.12	.05
Cumulative effects of accounting changes, net of tax	(.61)	(.15)	—

Net (loss) income	$(.42)	$.34	$.28

Diluted weighted average number of shares	306,745	344,675	300,790

Dividends declared per share	$.10	$—	$—

(See notes to consolidated financial statements)

SERVICE CORPORATION INTERNATIONAL
CONSOLIDATED BALANCE SHEET

	December 31,

	2005	2004

	(Restated)	(Restated)
	note 2	note 2
	(In thousands, except
	share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$446,782	$287,785
Receivables, net	97,747	102,622
Inventories	68,327	81,526
Current assets of discontinued operations	—	11,085
Other	37,527	53,820

Total current assets	650,383	536,838

Preneed funeral receivables and trust investments	1,226,192	1,267,784
Preneed cemetery receivables and trust investments	1,288,515	1,399,778
Cemetery property, at cost	1,355,654	1,509,599
Property and equipment, at cost, net	950,174	978,861
Non-current assets of discontinued operations	—	4,367
Deferred charges and other assets	249,581	631,839
Goodwill	1,123,888	1,169,040
Cemetery perpetual care trust investments	700,382	729,048

	$7,544,769	$8,227,154

LIABILITIES & STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$231,693	$221,235
Current maturities of long-term debt	20,716	78,164
Current liabilities of discontinued operations	—	7,111
Income taxes payable	20,359	7,850

Total current liabilities	272,768	314,360

Long-term debt	1,186,485	1,200,353
Deferred preneed funeral revenues	535,384	540,794
Deferred preneed cemetery revenues	792,485	803,144
Deferred income taxes	138,677	274,463
Non-current liabilities of discontinued operations	—	58,225
Other liabilities	326,985	437,298
Non-controlling interest in funeral and cemetery trusts	2,015,811	2,050,658
Non-controlling interest in perpetual care trusts	694,619	704,912
Commitments and contingencies (note 13)
Stockholders’ equity:
Common stock, $1 per share par value, 500,000,000 shares authorized, 294,808,872 and 323,225,352 issued and outstanding (net of 48,962,063 and 18,502,478 treasury shares at par)	294,809	323,225
Capital in excess of par value	2,182,745	2,395,057
Unearned compensation	(3,593)	(2,022)
Accumulated deficit	(962,905)	(834,964)
Accumulated other comprehensive income (loss)	70,499	(38,349)

Total stockholders’ equity	1,581,555	1,842,947

	$7,544,769	$8,227,154

(See notes to consolidated financial statements)

SERVICE CORPORATION INTERNATIONAL
CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended December 31,

	2005	2004	2003

	(Restated)	(Restated)	(Restated)
	note 2	note 2	note 2
	(In thousands)
Cash flows from operating activities:
Net (loss) income	$(127,941)	$110,661	$85,074
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Income from discontinued operations, net of tax	(4,123)	(41,584)	(15,809)
Loss (gain) on early extinguishments of debt	14,258	16,770	(1,315)
Premiums paid on early extinguishments of debt	(12,186)	(13,817)	—
Cumulative effects of accounting changes, net of tax	187,538	50,593	—
Depreciation and amortization	87,885	145,189	161,443
Provision for deferred income taxes	25,191	18,283	2,142
Gains and impairment (losses) on dispositions, net	26,093	(25,797)	(50,677)
Other operating expense	—	—	9,004
Payments on restructuring charges	(10,723)	(14,000)	(14,155)
Litigation payments	(3,126)	(164,566)	(30,782)
Change in assets and liabilities, net of effects from acquisitions and dispositions:
Decrease (increase) in receivables	18,915	45,983	(59,156)
Decrease in other assets	43,859	5,946	68,357
Increase in litigation accrual	370	60,800	99,420
Increase (decrease) in payables and other liabilities	13,943	(54,310)	92,407
Net effect of preneed funeral production and maturities	5,176	(20,989)	4,061
Net effect of preneed cemetery production and deliveries	52,981	(28,691)	2,382
Other	86	(1,971)	17,890

Net cash provided by operating activities from continuing operations	318,196	88,500	370,286
Net cash (used in) provided by operating activities from discontinued operations	(5,344)	5,656	3,973

Net cash provided by operating activities	312,852	94,156	374,259
Cash flows from investing activities:
Capital expenditures	(99,416)	(95,619)	(115,471)
Proceeds from divestitures and sales of property and equipment	111,722	57,749	76,577
Proceeds from dispositions of foreign operations, net of cash retained	151,692	330,829	73,940
Indemnity payments related to the sale of former funeral operations in France	(2,105)	(2,401)	—
Payment of contingent obligations to former owners of acquired business	—	(48,749)	—
Net withdrawals (deposits) of restricted funds and other	9,334	51,378	(71,939)

Net cash provided by (used in) investing activities from continuing operations	171,227	293,187	(36,893)
Net cash used in investing activities from discontinued operations	(212)	(3,663)	(529)

Net cash provided by (used in) investing activities	171,015	289,524	(37,422)
Cash flows from financing activities:
Payments of debt	(85,812)	(177,816)	(91,131)
Proceeds from long-term debt issued	292,541	241,802	—
Debt issue costs	(1,038)	(358)	—
Early extinguishments of debt	(291,277)	(299,961)	(200,349)
Proceeds from exercise of stock options	7,834	10,605	1,097
Purchase of Company common stock	(225,152)	(110,258)	—
Payments of dividends	(22,637)	—	—
Other	(844)	—	(9,917)

Net cash used in financing activities from continuing operations	(326,385)	(335,986)	(300,300)
Effect of foreign currency	1,515	660	2,269

Net increase in cash and cash equivalents	158,997	48,354	38,806
Cash and cash equivalents at beginning of period	287,785	239,431	200,625

Cash and cash equivalents at end of period	$446,782	$287,785	$239,431

(See notes to consolidated financial statements)

SERVICE CORPORATION INTERNATIONAL
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(In thousands, except per share amounts)

							Accumulated
							Other
			Treasury	Capital in			Comprehensive
	Outstanding	Common	Stock, Par	Excess of	Unearned	Accumulated	(Loss)
	Shares	Stock	Value	Par Value	Compensation	Deficit	Income	Total

						(Restated)	(Restated)	(Restated)
						note 2	note 2	note 2
Balance at December 31, 2002	297,010	$299,526	$(2,516)	$2,259,936	$—	$(1,030,699)	$(207,385)	$1,318,862
Comprehensive income:
Net income						85,074		85,074
Other comprehensive income:
Foreign currency translation							92,504	92,504
Minimum pension liability adjustment, net							132	132

Total other comprehensive income								92,636

Total comprehensive income								177,710
Common Stock:
Stock option exercises and other	471	424	47	1,909				2,380
Contributions to employee 401(k)	4,559	4,559		12,819				17,378

Balance at December 31, 2003	302,040	304,509	(2,469)	2,274,664	—	(945,625)	(114,749)	1,516,330
Comprehensive income:
Net income						110,661		110,661
Other comprehensive income:
Foreign currency translation							(9,242)	(9,242)
Minimum pension liability adjustment, net							36,636	36,636
Reclassification for translation adjustments realized in net income, net							49,006	49,006

Total other comprehensive income								76,400

Total comprehensive income								187,061
Common Stock:
Stock option exercises and other	2,756	2,756		8,406				11,162
Tax benefit from stock options exercised				2,482				2,482
Contributions to employee 401(k)	2,692	2,000	692	15,435				18,127
Debenture conversions	32,034	32,034		185,120				217,154
Restricted stock award, net of forfeitures	428	428		2,483	(2,911)			—
Restricted stock amortization					889			889
Purchase of Company common stock	(16,725)		(16,725)	(93,533)				(110,258)

Balance at December 31, 2004	323,225	341,727	(18,502)	2,395,057	(2,022)	(834,964)	(38,349)	1,842,947
Comprehensive loss:
Net loss						(127,941)		(127,941)
Other comprehensive income:
Foreign currency translation							7,260	7,260
Reclassification for translation adjustments realized in net loss, net							101,588	101,588

Total other comprehensive income								108,848

Total comprehensive loss								(19,093)
Dividends on common stock ($.10 per share)				(30,052)				(30,052)
Common Stock:
Stock option exercises and other	2,044	2,044		6,183				8,227
Tax benefit from stock options exercised				2,592				2,592
Restricted stock award, net of forfeitures	496		496	3,161	(3,657)			—
Restricted stock amortization					2,086			2,086
Purchase of Company common stock	(30,956)		(30,956)	(194,196)				(225,152)

Balance at December 31, 2005	294,809	$343,771	$(48,962)	$2,182,745	$(3,593)	$(962,905)	$70,499	$1,581,555

(See notes to consolidated financial statements)

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
Note One
     Nature of Operations
      Service Corporation International (SCI or the Company) is a provider of deathcare products and services, with a network of funeral service locations and cemeteries operating in the United States and Canada. The Company owns a 25 percent equity interest in funeral operations in France. Additionally, the Company owns Kenyon International Emergency Services (“Kenyon”), a wholly owned subsidiary that specializes in providing disaster management services in mass fatality incidents. Kenyon’s revenues are included in the Company’s funeral operations segment.
      The funeral service and cemetery operations consist of funeral service locations, cemeteries, crematoria and related businesses. Personnel at the funeral service locations provide all professional services relating to atneed funerals, including the use of funeral facilities and motor vehicles, and preparation and embalming services. Funeral related merchandise (including caskets, burial vaults, cremation receptacles, flowers and other ancillary products and services) is sold at funeral service locations. Certain funeral service locations contain crematoria. The Company sells preneed funeral services whereby a customer contractually agrees to the terms of a funeral to be performed in the future. The Company’s cemeteries provide cemetery property interment rights (including mausoleum spaces, lots and lawn crypts) and sell cemetery related merchandise (including stone and bronze memorials, burial vaults, casket and cremation memorialization products) and services (primarily merchandise installations and burial openings and closings). Cemetery items are sold on an atneed or preneed basis. Personnel at cemeteries perform interment services and provide management and maintenance of cemetery grounds. Certain cemeteries operate crematoria, and certain cemeteries contain gardens specifically for the purpose of cremation memorialization.
Note Two

Restatement of Financial Statements
      The Company has restated herein its previously issued consolidated financial statements as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, and its unaudited quarterly financial data for each of the interim periods of 2005 and 2004. This restatement corrects errors related to (1) the miscalculation of the Company’s actuarially determined pension benefit obligation, (2) the accounting for certain leases related to funeral home properties which were previously accounted for as operating leases but should have been accounted for as capital leases, and (3) other out-of-period adjustments previously identified by the Company but deemed to be not material either individually or in the aggregate.
      All applicable amounts related to this restatement have been reflected in the Company’s consolidated financial statements and disclosed in the notes to the consolidated financial statements in this Form 10-K/A.

Pension Benefit Obligation
      As previously disclosed in the Company’s 2004 Form 10-K, effective January 1, 2004, the Company adopted a new accounting policy related to the accounting for actuarial gains and losses in its pension plan. Under the new accounting policy, the Company began recognizing such actuarial gains and losses in its consolidated statement of operations as they occurred. Previously, the Company amortized the difference between actual and expected investment returns and other actuarial gains and losses over seven years (except to the extent that settlements with employees required earlier recognition). As a result of this accounting change, the Company recognized an after-tax charge in its 2004 financial statements,

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
representing the cumulative effect of this accounting change, of $33,599 ($54,873 before tax). This amount represented the accumulated unrecognized net losses related to the pension plan assets and liabilities as of January 1, 2004.
      During the second quarter of 2006, the Company discovered that its actuarially determined pension benefit obligation (PBO) had been incorrectly calculated for the years ended December 31, 2005, 2004, 2003, and 2002 as the impact of pending lump sum cash settlements in the PBO calculation at the end of each respective year had been inadvertently omitted. The net aggregate pre-tax impact of this error over the four-year period ended December 31, 2005 was $4,233. Had this PBO calculation been correct at the January 1, 2004 date of the Company’s accounting policy change, the Company would have recognized an additional cumulative effect of accounting change of $4,961 ($3,037 after tax) in its December 31, 2004 consolidated statement of operations, as the vast majority of the impact of previously unrecognized pending lump sum settlements for 2002 and 2003 would have been recognized in connection with the accounting policy change.
      In addition, the Company identified an actuarial calculation error that resulted in an understatement of pension expense of $1,940 in the fourth quarter of 2005.

Lease Accounting
      During the first quarter of 2006, the Company determined that certain of its leases related to funeral home properties that were previously accounted for as operating leases should have been accounted for as capital leases. The aggregate pre-tax adjustment to the Company’s previously reported consolidated financial statements is $2,677, of which $657 relates to the three years ended December 31, 2005. The remaining $2,020 relates to periods prior to January 1, 2003.

Other Out-of-Period Adjustments
      The Company has also included in the appropriate periods in its restated financial statements other adjustments that were previously identified but deemed to be not material, either individually or in the aggregate, and therefore had been initially corrected in a subsequent period. Such adjustments impacted the timing of expense items, including income tax expenses previously recorded in the first quarter of 2006. The cumulative amount of such out-of-period adjustments was a net aggregate decrease to pre-tax income of $1,079 and an additional $496 of income tax expense for the year ended December 31, 2005.

Materiality Assessment
      The Company evaluated the materiality of these adjustments to its previously issued interim and annual financial statements, including its interim financial statements as of and for the three months ended March 31, 2006. The Company determined that the impact of these errors was not material to its previously issued consolidated financial statements; however, the Company further determined that the cumulative correction of the errors in the second quarter of 2006 would have been material to the current period. Therefore, in accordance with paragraph 29 of Accounting Principles Board Opinion No. 28 and the SEC’s Staff Accounting Bulletin (SAB) Topic 5-F, the Company is restating its previously issued financial statements to reflect the correction of the errors in each of the periods affected. As a result, the Company has restated herein its previously issued consolidated financial statements as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, and its unaudited quarterly financial data for each of the interim periods of 2005 and 2004.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The effect of these adjustments on the Company’s consolidated statement of operations for each of the three years in the period ended December 31, 2005 is detailed below (in thousands except per share amounts):

	For the Year Ended
	December 31, 2005

	As Reported	As Restated

Revenues	$1,715,605	$1,715,737
Cost and expenses	(1,416,778)	(1,417,592)
Gross profits	298,827	298,145
Operating income	187,922	187,218
Interest expense	(102,337)	(103,733)
Income from continuing operations before income taxes and cumulative effects of accounting changes	90,807	88,707
Provision for income taxes	(34,122)	(33,233)
Net loss	$(126,730)	$(127,941)
Earnings per share:
Basic	$(.42)	$(.42)
Diluted	$(.41)	$(.42)

	For the Year Ended		For the Year Ended
	December 31, 2004		December 31, 2003

	As	As	As	As
	Reported	Restated	Reported	Restated

Revenues	$1,831,225	$1,831,225	$2,313,177	$2,313,177
Costs and expenses	$(1,502,696)	$(1,501,211)	$(1,957,392)	$(1,956,967)
Gross profits	328,529	330,014	355,785	356,210
Operating income	223,430	224,927	219,353	219,756
Interest expense	(117,910)	(119,293)	(138,625)	(139,964)
Income from continuing operations before income taxes and cumulative effects of accounting changes	111,906	112,020	96,603	95,667
Benefit (provision) for income taxes	8,194	7,650	(27,347)	(26,402)
Income from continuing operations before cumulative effects of accounting changes	120,100	119,670	69,256	69,265
Cumulative effects of accounting changes	(47,556)	(50,593)	—	—
Net income	$114,128	$110,661	$85,065	$85,074
Earnings per share:
Basic	$.36	$.35	$.28	$.28
Diluted	$.35	$.34	$.28	$.28

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The effect of this restatement on the Company’s previously reported consolidated balance sheet as of December 31, 2005 and 2004 is set forth below (in thousands):

	December 31, 2005		December 31, 2004

	As	As	As	As
	Reported	Restated	Reported	Restated

Selected consolidated balance sheet data:
Property and equipment, at cost, net	$942,229	$950,174	$970,547	$978,861
Deferred charges and other assets	249,449	249,581	631,839	631,839
Total assets	7,536,692	7,544,769	8,218,840	8,227,154
Accounts payable and accrued liabilities	231,129	231,693	221,877	221,235
Current maturities of long-term debt	20,468	20,716	77,950	78,164
Long-term debt	1,175,463	1,186,485	1,189,163	1,200,353
Deferred income taxes	141,676	138,677	276,572	274,463
Other liabilities	320,812	326,985	431,917	437,298
Stockholders’ equity	1,588,486	1,581,555	1,848,667	1,842,947
Total liabilities and stockholders’ equity	$7,536,692	$7,544,769	$8,218,840	$8,227,154
      The aggregate impact to the Company’s accumulated deficit balance as of January 1, 2003 was an increase of $2,262.
      The effect of this restatement on the Company’s previously reported consolidated statement of cash flows for the three years in the period ended December 31, 2005 is as follows (in thousands):

	Year Ended
	December 31, 2005

	As	As
	Reported	Restated

Net cash provided by operating activities	$312,658	$312,852
Net cash used in financing activities	(326,191)	(326,385)

	Year Ended		Year Ended
	December 31, 2004		December 31, 2003

	As	As	As	As
	Reported	Restated	Reported	Restated

Net cash provided by operating activities	$93,988	$94,156	$374,108	$374,259
Net cash used in financing activities	(335,818)	(335,986)	(300,149)	(300,300)
Note Three

Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation
      The consolidated financial statements include the accounts of SCI and all majority-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Reclassifications
      In 2005, the Company classified cash premiums paid to early extinguish debt as a component of operating activities. The Company has reclassified prior periods to conform to this presentation. For the year ended December 31, 2004, cash premiums of approximately $13,817 were reclassified from financing activities to operating activities. No cash premiums were paid to early extinguish debt during 2003. Certain other reclassifications have been made to prior years to conform to current period presentation with no effect on the Company’s consolidated financial position, results of operations or cash flows.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Use of Estimates in the Preparation of Financial Statements
      The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. As a result, actual results could differ from these estimates. The Company allocates overhead costs in North America based on funeral and cemetery reporting unit revenues.

Cash and Cash Equivalents
      The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2005, the majority of the Company’s cash was invested in commercial paper.

Accounts Receivables and Allowance for Doubtful Accounts
      The Company’s trade receivables primarily consist of amounts due for funeral services already performed. The Company provides various allowances and/or cancellation reserves for its funeral and cemetery preneed and atneed receivables as well as for its preneed funeral and preneed cemetery deferred revenues. These allowances are based on an analysis of historical trends and include, where applicable, collection and cancellation activity. Atneed funeral receivables are considered past due after 30 days. Collections are managed by the locations until a receivable is 180 days delinquent at which time it is written off and sent to a collection agency. These estimates are impacted by a number of factors, including changes in economy, relocation, and demographic or competitive changes in the Company’s areas of operation.

Inventories and Cemetery Property
      Funeral merchandise and cemetery burial property and merchandise are stated at the lower of average cost or market. Inventory costs are primarily relieved using specific identification.

Property and Equipment, Net
      Property and equipment, net are recorded at cost. Maintenance and repairs are charged to expense whereas renewals and major replacements that extend the assets useful lives are capitalized. Depreciation is provided using the straight line method over the estimated useful lives of the various classes of assets. Property is depreciated over a period ranging from seven to forty years, equipment is depreciated over a period from three to eight years and leasehold improvements are depreciated over the shorter of the lease term or ten years. Depreciation expense related to property, plant and equipment totaled $60,725, $60,800 and $80,432 for the years ended December 31, 2005, 2004 and 2003, respectively. When property is sold or retired, the cost and related accumulated depreciation are removed from the consolidated balance sheet; resulting gains and losses are included in the consolidated statement of operations.

Leases
      The Company has lease arrangements primarily related to funeral service locations and transportation lease agreements which were primarily classified as operating leases at December 31, 2005. Lease terms related to funeral home properties generally range from one to 35 years with options to renew at varying terms. Lease terms related to transportation agreements generally range from one to five years with options to renew at varying terms. The Company calculates operating lease expense using the straight line method

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
prescribed by generally accepted accounting principles. The Company considers reasonably assured renewal options and fixed escalation provisions in its calculation. For more information related to leases, see note fourteen to these consolidated financial statements.

Goodwill
      The excess of purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases is recorded as goodwill. Goodwill is tested annually for impairment by assessing the fair value of each of the Company’s reporting units (which is generally one level below the Company’s reportable segments). As of December 31, 2005, the Company’s funeral segment reporting units include assets in North America, Germany and Singapore. The Company’s cemetery segment reporting unit includes assets in North America. At December 31, 2005, the Company no longer has goodwill related to its cemetery segment.
      The Company’s policy is to test for impairment of goodwill in accordance with Statement of Financial Accounting Standards (SFAS) No. 142 “Goodwill and Other Intangible Assets” (SFAS 142) annually as of September 30 each year. For the current year, the Company performed this test on September 30, 2005.
      The Company tests for impairment of its goodwill using a two-step approach as prescribed in SFAS 142. The first step of the Company’s goodwill impairment test compares the fair value of each reporting unit with its carrying amount, including goodwill. The Company does not record an impairment of goodwill in instances where the fair value of a reporting unit exceeds its carrying amount. The second step of the Company’s goodwill impairment test is required only in situations where the carrying amount of the reporting unit exceeds its fair value as determined in the first step. In such instances, the Company compares the implied fair value of goodwill (as defined in SFAS 142) to its carrying amount of goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Fair market value of a reporting unit is determined using a calculation based on multiples of revenue and multiples of EBITDA, or earnings before interest, taxes, depreciation and amortization, of both the Company and its competitors. Based on the Company’s impairment tests at September 30, 2005 and 2004, the Company concluded that there was no impairment of goodwill in accordance with SFAS 142. For more information related to goodwill, see note nine to these consolidated financial statements.

Impairment or Disposal of Long-Lived Assets
      Except as noted for goodwill, the Company reviews its long-lived assets for impairment when changes in circumstances indicate that the carrying amount of the asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144). SFAS 144 requires that long-lived assets to be held and used be reported at the lower of carrying amount or fair value. Assets to be disposed of and assets not expected to provide any future service potential to the Company are recorded at the lower of carrying amount or fair value less estimated cost to sell.

Stock Options
      The Company accounts for employee stock-based compensation under the intrinsic value method. Under the intrinsic value method, no compensation expense is recognized on stock options if the grant price equals the market value on the date of grant. All of the Company stock option grants have been at market value on the dates of each grant.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      If the Company had elected to recognize compensation expense for its stock option plans, based on the fair value of awards at their grant dates, net (loss) income and (loss) earnings per share would have changed for the years ended December 31 to the following pro forma amounts:

	2005	2004	2003

	(Restated)	(Restated)	(Restated)
	note 2	note 2	note 2
Net (loss) income, as reported	$(127,941)	$110,661	$85,074
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax expense	(1,767)	(3,220)	(6,720)

Pro forma net (loss) income	$(129,708)	$107,441	$78,354

Basic (loss) earnings per share, as reported	$(.42)	$.35	$.28
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax expense	(.01)	(.01)	(.02)

Pro forma basic (loss) earnings per share	$(.43)	$.34	$.26

Diluted (loss) earnings per share, as reported	$(.42)	$.34	$.28
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax expense	(.01)	(.01)	(.02)

Pro forma diluted (loss) earnings per share	$(.43)	$.33	$.26

      The Company utilizes the Black-Scholes option valuation model for estimating the fair value of its stock options. This model allows the use of a range of assumptions related to volatility, the risk-free interest rate, the expected life, and the dividend yield. Beginning in 2005, the expected volatility utilized in the valuation model is based on implied volatilities from traded options on our stock and the historical volatility of our stock price. Similarly, the dividend yield and the expected holding period are both based on historical experience and our estimate of future events. The risk-free interest rate is derived from the U.S. Treasury yield curve based on the expected life of the grant in effect at the time of grant. Prior to 2005, expected volatility was based solely on the historical volatility of our stock price and the expected holding period was equal to the life of the option. The fair values of the Company’s stock options are calculated using the following weighted average assumptions based on the methods described above:

Assumptions	2005	2004	2003 (1)

Dividend yield	1.5%	0.0%	n/a
Expected volatility	43.3%	63.8%	n/a
Risk-free interest rate	3.7%	4.0%	n/a
Expected holding period	5.5 years	8.0 years	n/a
Weighted average fair value	$2.71	$4.68	n/a

(1)	The Company did not issue stock options during 2003.
      The Company currently computes stock-based compensation cost for employees eligible to retire over the three-year standard vesting period of the grants. Upon adoption of SFAS 123R “Share-Based Payment” (SFAS 123R), the Company will amortize new option grants to such retirement-eligible employees immediately upon grant, consistent with the retirement vesting acceleration provisions of these grants. If the Company had historically computed stock-based compensation cost for these employees

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
under this accelerated method, $372 or less than $.01 per diluted share of after-tax compensation cost would have been accelerated and cumulatively included in the pro forma expense above through December 31, 2005. The tax benefit associated with the additional compensation expense discussed above would have been $200 for the year ended December 31, 2005.

Treasury Stock
      On August 16, 2004, the Company announced a share repurchase program authorizing the investment of up to $100,000 to purchase its common stock in order to reduce dilution from shares issued previously and to assist the Company in maintaining an appropriate capital structure. On November 10, 2004, February 10, 2005, and June 23, 2005, the Company announced an increase in the share repurchase program authorizing the investment of up to an additional $100,000 to repurchase common stock, for an aggregate authorized investment of up to $400,000. The Company makes treasury stock purchases in the open market or through privately negotiated transactions subject to market conditions and normal trading restrictions. The Company accounts for the repurchase of its common stock under the par value method. The Company uses the average cost method upon the subsequent reissuance of treasury shares.

Foreign Currency Translation
      All assets and liabilities of the Company’s foreign subsidiaries are translated into U.S. dollars at exchange rates in effect as of the end of the reporting period. Revenue and expense items are translated at the average exchange rates for the reporting period. The resulting translation adjustments are included in stockholders’ equity as a component of Accumulated other comprehensive (loss) income in the consolidated statement of stockholders’ equity.
      The functional currency of the Company and its subsidiaries is the respective local currency. The transactional currency gains and losses that arise from transactions denominated in currencies other than the functional currencies of our operations are recorded in Other income, net in the consolidated statement of operations. The Company does not operate in countries which are considered to have hyperinflationary economies.

Funeral Operations
      Revenue is recognized when the funeral services are performed and funeral merchandise is delivered. The Company’s funeral trade receivables consist of amounts due for services already performed and merchandise delivered. An allowance for doubtful accounts has been provided based on historical experience. The Company sells price guaranteed preneed funeral contracts through various programs providing for future funeral services at prices prevailing when the agreements are signed. Revenues associated with sales of preneed funeral contracts, which include accumulated trust earnings, are deferred until such time that the funeral services are performed. Allowances for customer cancellations are based upon historical experience. See note four to the consolidated financial statements regarding preneed funeral activities.
      Pursuant to state or provincial law, all or a portion of the proceeds from funeral merchandise or services sold on a preneed basis may be required to be paid into trust funds. The Company defers investment earnings related to these merchandise and services trusts until the associated merchandise is delivered or services are performed.

Cemetery Operations
      Revenue associated with sales of cemetery merchandise and services is recognized when the service is performed or merchandise is delivered. The Company’s cemetery trade receivables consist of amounts due

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
for services already performed and merchandise already delivered. An allowance for doubtful accounts has been provided based on historical experience. Revenue associated with sales of preneed cemetery interment rights is recognized in accordance with the retail land sales provisions of SFAS No. 66, “Accounting for the Sales of Real Estate” (SFAS 66). Under SFAS 66, revenue from constructed cemetery property is not recognized until a minimum percentage (10%) of the sales price has been collected. Revenue related to the preneed sale of unconstructed cemetery property is deferred until it is constructed and 10% of the sales price is collected. Revenue associated with sales of preneed merchandise and services is not recognized until the merchandise is delivered or the services are performed. Allowances for customer cancellations for preneed cemetery contracts are based upon historical experience.
      Costs related to the sale of property interment rights include the property and development costs specifically identified by project. At the completion of the project, costs are charged to operations as revenue is recognized. Costs related to sales of merchandise and services are based on actual costs incurred.
      Pursuant to state or provincial law, all or a portion of the proceeds from cemetery merchandise or services sold on a preneed basis may be required to be paid into trust funds. The Company defers investment earnings related to these merchandise and services trusts until the associated merchandise is delivered or services are performed.
      A portion of the proceeds from the sale of cemetery property interment rights is required by state or provincial law to be paid into perpetual care trust funds. Investment earnings from these trusts are distributed regularly, are recognized in current cemetery revenues and are intended to defray cemetery maintenance costs, which are expensed as incurred. The principal of such perpetual care trust funds generally cannot be withdrawn by the Company.
      See note six to the consolidated financial statements regarding preneed cemetery activities.

Income Taxes
      Income taxes are computed using the liability method. Deferred taxes are provided on all temporary differences between the financial bases and the tax bases of assets and liabilities. The Company records a valuation allowance to reduce its deferred tax assets when uncertainty regarding their realization exists. The Company intends to permanently reinvest the unremitted earnings of certain of its foreign subsidiaries in those businesses outside the United States and, therefore, has not provided for deferred federal income taxes on such unremitted foreign earnings. For more information related to income taxes, see note ten to the consolidated financial statements.

Equity Investments
      The Company maintains certain equity interests in international operations as a result of its strategy to dispose of all or a majority interest of its international operations outside of North America. At December 31, 2005 and 2004, the Company owned a minority investment in certain funeral operations in France and at December 31, 2003, the Company owned a minority interest equity investment in operations in the United Kingdom. The Company accounts for its minority interest equity investments in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. The Company has not presented summarized financial information of the investees as they are not material to the Company’s consolidated financial position, results of operations, or cash flows.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The names of the Company’s investees and the percentage of ownership are set forth in the table below.

			Investment
		Ownership	Method
	Investee Name	Percentage	Accounting	Date Sold

Investments held at 12/31/2005
France	AKH Luxco S.C.A.	25%	Equity	—
Investments held at 12/31/2004
France	AKH Luxco S.C.A.	25%	Equity	—
Investments held at 12/31/2003
United Kingdom	Dignity Limited	20%	Equity	June 2004
Note Four

New Accounting Pronouncements and Accounting Changes

Accounting for Certain Hybrid Financial Instruments
      In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140” (SFAS 155). SFAS 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140). This statement also resolves issues addressed in Statement No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” SFAS 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133. SFAS 140 is amended to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued during fiscal years beginning after September 15, 2006 (January 1, 2007 for the Company). The Company does not expect this statement to have a material impact on its consolidated financial statements.

Accounting Changes and Error Corrections
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — A Replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS 154). SFAS 154 primarily requires retrospective application to prior period financial statements for the direct effects of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (January 1, 2006 for the Company). The impact of SFAS 154 will depend on the nature and extent of any voluntary accounting changes or error corrections after the effective date, but the Company does not expect SFAS 154 to have a material impact on its consolidated financial statements.

Other-Than-Temporary Impairments
      In June 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment, and directed the staff to issue proposed FSP EITF 03-1-a, Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1, as final. The final FSP supersedes EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Investments, and EITF Topic No. D-44, Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value. The final FSP (retitled FSP FAS 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments) replaces the guidance set forth in paragraphs 10-18 of EITF Issue 03-1 with references to existing other-than-temporary impairment guidance. FSP FAS 115-1 codifies the guidance set forth in EITF Topic D-44 and clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell has not been made. FSP FAS 115-1 is effective for other-than-temporary analysis conducted in periods beginning after December 15, 2005. The Company adopted the provisions of FSP FAS 115-1 as of January 1, 2006 and as of the date of adoption, this statement had no material impact on the Company’s consolidated financial statements.

Deferred Selling Costs
      Effective January 1, 2005, the Company changed its method of accounting for direct selling costs related to the acquisition of preneed funeral and preneed cemetery contracts. Prior to this change, the Company capitalized such direct selling costs and amortized these deferred selling costs in proportion to the revenue recognized. Under the new method of accounting, the Company expenses these direct selling costs as incurred. The Company believes the new method is preferable because it better reflects the economics of the Company’s business.
      As of January 1, 2005, the Company recorded a cumulative effect charge of $187,538, net of tax of $117,428. This amount represents the cumulative balance of deferred selling costs recorded on the Company’s consolidated balance sheet in Deferred charges and other assets at the time of the accounting change. If the Company had not changed its method of accounting for direct selling costs as described above, net income for the year ended December 31, 2005 would have been approximately $10,470 or $.03 per basic and diluted share higher than currently reported.
      The pro forma amounts for years ended December 31, 2004 and 2003 in the table below reflect the new policy to expense selling costs as incurred. The effect of the change for the years ended December 31, 2004 and December 31, 2003 would have decreased net income from continuing operations before cumulative effects of accounting changes by approximately $9,403 and $6,535, or $.03 and $.02 per diluted share, respectively.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended			Year Ended
	December 31, 2004			December 31, 2003

		Deferred			Deferred
		Selling			Selling
		Costs, Net			Costs, Net
	Historical	(1)	Pro forma	Historical	(1)	Pro Forma

	(Restated)		(Restated)	(Restated)		(Restated)
	note 2		note 2	note 2		note 2
Gross profits:
Funeral	$227,812	$(4,735)	$223,077	$273,764	$(4,245)	$269,519
Cemetery	102,202	(9,533)	92,669	82,446	(6,416)	76,030

	330,014	(14,268)	315,746	356,210	(10,661)	345,549
Income (loss) from continuing operations before income taxes and cumulative effects of accounting changes	$112,020	$(14,268)	$97,752	$95,667	$(10,661)	$85,006
Net income (loss)	$110,661	$(9,403)	$101,258	$85,074	$(6,535)	$78,539
Amounts per common share:
Net income (loss) — basic	$.35	$(.03)	$.32	$.28	$(.02)	$.26
Net income (loss) — diluted	$.34	$(.03)	$.31	$.28	$(.02)	$.26

(1)	Represents net deferred selling costs that would have been expensed under the new method of accounting adopted on January 1, 2005.

Inventory Costs
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB 43, Chapter 4” (SFAS 151). SFAS 151 amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS 151 requires that those items be recognized as current-period charges, rather than as a portion of the inventory cost. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company has adopted the provisions of SFAS 151 as of January 1, 2006 and as of the date of adoption, this statement had no material impact on the Company’s consolidated financial position, results of operations, or cash flows.

Share-Based Payment
      In December 2004, the FASB issued SFAS 123R. SFAS 123R is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”. Among other items, SFAS 123R eliminates the use of the intrinsic value method of accounting, and requires companies to recognize in the statement of operations the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. The Company will continue to utilize the Black-Scholes option pricing model to measure the fair value of its stock options. The Company has adopted SFAS 123R on January 1, 2006 and will use the modified-prospective transition method. The Company has calculated its historical pool of windfall tax benefits by comparing the book expense for individual stock grants and the related tax deduction for options granted after January 1, 1995. Additionally, adjustments were made to exclude windfall tax benefits which were not realized due to the Company’s net operating loss position. The Company has completed this calculation and has determined an additional paid in capital pool of approximately $2,100.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The adoption of SFAS 123R is expected to negatively impact the Company’s after-tax earnings by approximately $2,600 or $.01 per diluted share for the year ended December 31, 2006.
      Under the modified-prospective method, the Company will recognize compensation expense in its consolidated financial statements issued subsequent to the date of adoption for all share-based payments granted, modified or settled after December 31, 2005, as well as for any awards that were granted prior to December 31, 2005 for which requisite service will be provided after December 31, 2005. The compensation expense on awards granted prior to December 31, 2005 will be recognized using the fair values determined for the pro forma disclosures on stock-based compensation included in prior filings. The amount of compensation expense that will be recognized on awards that have not fully vested will exclude the compensation expense cumulatively recognized in the pro forma disclosures on stock-based compensation. See note fifteen to the consolidated financial statements for further information on the Company’s stock-based compensation plans.

Variable Interest Entities
      In January 2003, the FASB issued FIN 46. This interpretation clarifies the application of ARB No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB revised FIN 46.
      Under the provisions of FIN 46R, the Company is required to consolidate certain cemeteries and trust assets. Merchandise and service trusts and cemetery perpetual care trusts are considered variable interest entities because the trusts meet the conditions of paragraphs 5(a) and 5(b)(1) of FIN 46R. That is, as a group, the equity investors (if any) do not have sufficient equity at risk and do not have the direct or indirect ability through voting or similar rights to make decisions about the trusts’ activities that have a significant effect on the success of the trusts. FIN 46R requires the Company to consolidate merchandise and service trusts and cemetery perpetual care trusts for which the Company is the primary beneficiary (i.e., those for which the Company absorbs a majority of the trusts’ expected losses). The Company is the primary beneficiary of a trust whenever a majority of the assets of the trust are attributable to deposits of customers of the Company.
      The Company implemented FIN 46R as of March 31, 2004. Prior to the implementation, the Company operated certain cemeteries in Michigan which the Company managed but did not own. During the Company’s evaluation of FIN 46R, the Company evaluated these cemeteries to determine whether such cemeteries were within the scope of FIN 46R. The investment capital of these cemeteries was financed by the Company in exchange for a long-term sales, accounting, and cash management agreement. In accordance with this agreement, the Company receives the majority of the cash flows from these cemeteries. Additionally, the Company absorbs the majority of these cemeteries’ expected losses and receives a majority of the cemeteries’ residual returns. As a result, the Company concluded that it was the primary beneficiary of these cemeteries and that the long-term sales, accounting, and cash management agreement is a variable interest as defined by FIN 46R. Given the circumstances above, the Company consolidated such cemeteries as of March 31, 2004. The Company recognized an after tax charge of $13,957, representing the cumulative effect of an accounting change, as a result of consolidating these cemeteries. The results of operations and cash flows of these cemeteries are included in the Company’s consolidated statements of operations and cash flows beginning March 31, 2004. Excluding the cumulative effect of accounting change, the effect of consolidating these entities did not have a significant impact on the Company’s reported results of operations.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pension Plans
      Effective January 1, 2004, the Company changed its accounting for gains and losses on its pension plan assets and obligations. The Company now recognizes pension gains and losses in its consolidated statement of operations as such gains and losses are incurred. Prior to January 1, 2004, the Company amortized the difference between actual and expected investment returns and actuarial gains and losses over seven years (except to the extent that settlements with employees required earlier recognition). The Company believes the new method of accounting better reflects the economic nature of its pension plans and recognizes gains and losses on the pension plan assets and liabilities in the year the gains or losses occur. As a result of this accounting change, the Company recognized a cumulative effect charge of $36,636 (net of tax) as of January 1, 2004. This amount represented accumulated unrecognized net losses related to the pension plan assets and liabilities. Under the new accounting policy, the Company records net pension expense or income reflecting estimated returns on plan assets and obligations for its interim financial statements, and recognizes actual gains and losses on plan assets and obligations for the full-year (annual) financial statements as actuarial information becomes available upon review of the annual remeasurement. See note sixteen to these consolidated financial statements for additional information on pensions.
Note Five

Preneed Funeral Activities

Preneed Funeral Receivables and Trust Investments
      Preneed funeral receivables and trust investments, net of allowance for cancellation, represent trust investments and customer receivables related to unperformed, price-guaranteed trust funded preneed funeral contracts. When the Company, which is the primary beneficiary, receives payments from the customer, the Company deposits the amount required by law into the trust and reclassifies the corresponding amount from Deferred preneed funeral revenues into Non-controlling interest in funeral and cemetery trusts. The Company deposited $71,961 and $46,822 into and withdrew $97,086 and $65,208 from trusts during the year ended December 31, 2005 and the nine months ended December 31, 2004 (the period in 2004 subsequent to the adoption of FIN 46R), respectively.
      The components of Preneed funeral receivables and trust investments in the Company’s consolidated balance sheet at December 31 are as follows:

	2005	2004

Trust investments, at market	$1,046,958	$1,085,777
Receivables from customers	204,180	196,239

	1,251,138	1,282,016
Allowance for cancellation	(24,946)	(14,232)

Preneed funeral receivables and trust investments	$1,226,192	$1,267,784

      An allowance for contract cancellation is provided based on historical experience. Upon cancellation of a trust funded preneed funeral contract, a customer is generally entitled to receive a refund of the funds held in trust. In many jurisdictions, the Company may be obligated to fund any shortfall if the amounts deposited by the customer exceed the funds in trust including investment income. Therefore, when realized or unrealized losses of a trust result in trust funded preneed funeral contracts being under-funded, the Company assesses such contracts to determine whether a loss provision should be recorded. No such loss amounts were required to be recognized as of December 31, 2005 or 2004.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Accumulated investment earnings from trust investments have been included to the extent that they have been accrued through December 31, 2005 and 2004, respectively. Preneed funeral receivables and trust investments are reduced by the trust investment earnings (realized and unrealized) that the Company has been allowed to withdraw in certain states prior to death maturity and by amounts received from customers that are not required to be deposited into trust, pursuant to various state laws. These earnings are recorded in Deferred preneed funeral revenues until the service is performed or the merchandise is delivered.
      The activity in Preneed funeral receivables and trust investments for the years ended December 31 is as follows:

	2005	2004

Beginning balance — Preneed funeral receivables and trust investments	$1,267,784	$1,080,108
Net sales	132,157	104,259
Cash receipts from customers	(109,879)	(94,522)
Deposits to trust	71,961	67,527
Dispositions of businesses	(17,257)	(9,323)
Net undistributed investment earnings	27,140	39,479
Maturities and distributed earnings	(131,651)	(122,212)
Change in cancellation allowance	(10,714)	2,593
Sale of debt associated with certain trust investments	(31,800)	—
Adoption of FIN 46R	—	225,964
Trust reconciliation adjustments	—	(2,280)
Effect of foreign currency and other	28,451	(23,809)

Ending balance — Preneed funeral receivables and trust investments	$1,226,192	$1,267,784

      The cost and market values associated with funeral trust investments at December 31, 2005 and 2004 are detailed below. Cost reflects the investment (net of redemptions) of control holders in common trust funds, mutual funds and private equity investments. Fair market value represents the value of the underlying securities or cash held by the common trust funds, mutual funds at published values and the estimated market value of private equity investments (including debt as well as the estimated fair value related to the contract holders’ equity in majority-owned real estate investments). The fair market value of funeral trust investments was based primarily on quoted market prices at December 31, 2005 and 2004. The Company periodically evaluates investments for other-than-temporary impairment. As a result of its most recent reviews at December 31, 2005 and 2004, the Company recorded adjustments to cost of $0 and $15,176, respectively, for the unrealized losses related to certain private equity and other investments. The adjustment to cost in 2004 is included in realized losses in Other income, net and is offset by a corresponding amount in the interest expense related to non-controlling interest in funeral trust investments, which is also included in Other income, net. See note eight to the consolidated financial statements for further information related to non-controlling interest in funeral trust investments.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31, 2005

		Unrealized	Unrealized	Fair Market
	Cost	Gains	Losses	Value

Cash and cash equivalents	$61,369	$—	$—	$61,369
Fixed income securities:
U.S. Treasury	93,152	2,675	(988)	94,839
Foreign government	81,842	466	(616)	81,692
Corporate	7,749	263	(67)	7,945
Mortgage-backed	89,971	3,312	(1,238)	92,045
Insurance-backed	207,887	—	—	207,887
Asset-backed and other	869	32	(12)	889
Equity securities:
Common stock	299,118	13,818	(4,157)	308,779
Mutual funds:
Equity	69,070	10,322	(772)	78,620
Fixed income	83,030	1,474	(1,259)	83,245
Private equity and other	39,006	641	(9,999)	29,648

Trust investments	$1,033,063	$33,003	$(19,108)	$1,046,958

Market value as of a percentage of cost				101%

	December 31, 2004

		Unrealized	Unrealized	Fair Market
	Cost	Gains	Losses	Value

Cash and cash equivalents	$57,730	$—	$—	$57,730
Fixed income securities:
U.S. Treasury	86,694	2,883	(191)	89,386
Foreign government	73,073	1,238	(37)	74,274
Corporate	9,585	490	(21)	10,054
Mortgage-backed	125,144	5,740	(414)	130,470
Insurance-backed	195,981	—	—	195,981
Asset-backed and other	3,179	150	(9)	3,320
Equity securities:
Common stock	275,569	13,510	(1,003)	288,076
Mutual funds:
Equity	112,332	12,195	(287)	124,240
Fixed income	50,237	432	(156)	50,513
Private equity and other	57,633	4,100	—	61,733

Trust investments	$1,047,157	$40,738	$(2,118)	$1,085,777

Market value as of a percentage of cost				104%

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company has determined that unrealized losses in the funeral trust investments at both December 31, 2005 and 2004 are considered temporary in nature, as the unrealized losses were due to temporary fluctuations in interest rates and equity prices. We believe that none of the securities are permanently impaired based on an analysis of the investments as well as discussions with trustees, money managers and consultants. The Company’s funeral trust investment unrealized losses, their durations and their fair market value as of December 31, 2005, are shown in the following table.

	Less than 12 Months		Greater than 12 Months		Total

	Fair		Fair		Fair
	Market	Unrealized	Market	Unrealized	Market	Unrealized
	Value	Losses	Value	Losses	Value	Losses

Fixed income securities:
U.S. Treasury	$1,837	$(32)	$25,990	$(956)	$27,827	$(988)
Foreign government	8,351	(242)	20,496	(374)	28,847	(616)
Corporate	262	(3)	2,169	(64)	2,431	(67)
Mortgage-backed	2,084	(38)	32,960	(1,200)	35,044	(1,238)
Asset-backed and other	21	—	315	(12)	336	(12)
Equity securities:
Common stock	6,750	(125)	105,764	(4,032)	112,514	(4,157)
Mutual funds:
Equity	1,920	(73)	16,295	(699)	18,215	(772)
Fixed income	3,839	(82)	51,819	(1,177)	55,658	(1,259)
Private equity and other	—	—	26,608	(9,999)	26,608	(9,999)

Total temporarily impaired securities	$25,064	$(595)	$282,416	$(18,513)	$307,480	$(19,108)

      Maturity dates of the fixed income securities range from 2006 to 2065. Maturities of fixed income securities at December 31, 2005 are estimated as follows:

Market

Due in one year or less	$63,154
Due in one to five years	104,963
Due in five to ten years	81,159
Thereafter	236,021

$485,297

      During the year ended December 31, 2005, purchases and sales of available-for-sale securities included in trust investments were $835,022 and $1,035,795, respectively. These sale transactions resulted in $56,560 and $19,503 of realized gains and realized losses, respectively, for the year ended December 31, 2005. During the nine months ended December 31, 2004 (the period in 2004 subsequent to the adoption of FIN 46R), purchases and sales of available-for-sale securities included in trust investments were $951,663 and $1,019,075, respectively. These sale transactions resulted in $89,500 and $56,852 of realized gains and realized losses, respectively for the nine months ended December 31, 2004. The Company uses the first in, first out (FIFO) method to determine the cost of funeral trust available-for-sale securities sold during the period.
      Earnings from these trust investments are recognized in current funeral revenues when the service is performed, merchandise is delivered, or upon cancellation for the amount the Company is entitled to

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
retain. Recognized earnings (realized and unrealized) related to these trust investments were $37,791, $35,477 and $25,487 for the years ended December 31, 2005, 2004, and 2003, respectively.

Deferred Preneed Funeral Revenues
      At December 31, 2005 and 2004, Deferred preneed funeral revenues, net of allowance for cancellation, represent future funeral service revenues, including distributed trust investment earnings associated with unperformed trust funded preneed funeral contracts that are not held in trust accounts. Future funeral service revenues and net trust investment earnings that are held in trust accounts are included in Non-controlling interest in funeral and cemetery trusts.
      The following table summarizes the activity in Deferred preneed funeral revenues for the years ended December 31:

	2005	2004

Beginning balance — Deferred preneed funeral revenues, net	$540,794	$1,464,218
Net sales	129,459	97,611
Dispositions of businesses	(18,253)	(19,014)
Net investment earnings	22,783	37,219
Recognized deferred preneed revenues	(157,861)	(138,820)
Change in cancellation allowance	(5,539)	(6,179)
Change in non-controlling interest	8,167	179,459
Effect of foreign currency and other	15,834	(28,547)
Adoption of FIN 46R	—	(1,045,153)

Ending balance — Deferred preneed funeral revenues, net	$535,384	$540,794

Insurance Funded Preneed Funeral Contracts
      Not included in the consolidated balance sheet are insurance funded preneed funeral contracts that will be funded by life insurance or annuity contracts issued by third party insurers. Prior to the adoption of FIN 46R on March 31, 2004, the net amount of these contracts was included in Preneed funeral receivables and trust investments with a corresponding liability in Deferred preneed funeral revenues. The proceeds of the life insurance policies or annuity contracts will be reflected in funeral revenues as these funerals are performed by the Company.
Note Six

Preneed Cemetery Activities

Preneed Cemetery Receivables and Trust Investments
      Preneed cemetery receivables and trust investments, net of allowance for cancellation, represent trust investments and customer receivables (net of unearned finance charges) for contracts sold in advance of when the property interment rights, merchandise or services are needed. When the Company, which is the primary beneficiary, receives payments from the customer, the Company deposits the amount required by law into the trust, removes the corresponding amount from Deferred preneed cemetery revenues, and records the amount in to Non-controlling interest in funeral and cemetery trusts. The Company deposited $114,303 and $104,250 into and withdrew $128,196 and $90,864 from the trusts during the year ended December 31, 2005 and the nine months ended December 31, 2004 (the period in 2004 subsequent to the adoption of FIN 46R), respectively.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The components of Preneed cemetery receivables and trust investments in the consolidated balance sheet at December 31, 2005 and 2004 are as follows:

	December 31, 2005	December 31, 2004

Trust investments, at market	$982,755	$1,030,429
Receivables from customers	406,087	483,945
Unearned finance charges	(64,915)	(75,488)

	1,323,927	1,438,886
Allowance for cancellation	(35,412)	(39,108)

Preneed cemetery receivables and trust investments	$1,288,515	$1,399,778

      The activity in Preneed cemetery receivables and trust investments for the years ended December 31 is as follows:

	2005	2004

Beginning balance — Preneed cemetery receivables and trust investments	$1,399,778	$1,068,216
Net sales including deferred and recognized revenue	334,615	337,710
Dispositions of businesses	(65,112)	(21,531)
Net investment earnings	27,229	32,869
Cash receipts from customers, net of refunds	(368,234)	(385,350)
Deposits to trust	114,303	128,536
Maturities, deliveries and associated earnings	(128,196)	(120,216)
Change in cancellation allowance	3,696	17,772
Sale of debt associated with certain trust investments	(27,367)	—
Adoption of FIN 46R	—	323,803
Effect of foreign currency and other	(2,197)	17,969

Ending balance — Preneed cemetery receivables and trust investments	$1,288,515	$1,399,778

      The cost and market values associated with the cemetery merchandise and service trust investments at December 31, 2005 and 2004 are detailed below.
      Cost reflects the investment (net of redemptions) of control holders in common trust funds, mutual funds and private equity investments. Fair market value represents the value of the underlying securities or cash held by the common trust funds, mutual funds at published values and the estimated market value of private equity investments (including debt as well as the estimated fair value related to the contract holders’ equity in majority-owned real estate alternative investments). The fair market value of cemetery trust investments was based primarily on quoted market prices at December 31, 2005 and 2004. The Company periodically evaluates investments for other-than-temporary impairment. As a result of its most recent reviews at December 31, 2005 and 2004, the Company recorded adjustments to cost of $0 and $11,928, respectively, for the unrealized losses related to certain private equity and other investments. The adjustment to cost in 2004 is included in realized losses included in Other income, net and is offset by a corresponding amount in the interest expense related to non-controlling interest in cemetery trust

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
investments, which is also included in Other income, net. See note eight to the consolidated financial statements for further information related to non-controlling interest in cemetery trust investments.

	December 31, 2005

		Unrealized	Unrealized	Fair Market
	Cost	Gains	Losses	Value

Cash and cash equivalents	$89,493	$—	$—	$89,493
Fixed income securities:
U.S. Treasury	121,291	6,928	(1,030)	127,189
Foreign government	21,456	899	(30)	22,325
Corporate	13,171	766	(114)	13,823
Mortgage-backed	173,214	10,023	(1,534)	181,703
Asset-backed and other	2,329	136	(20)	2,445
Equity securities:
Common stock	286,325	19,623	(2,530)	303,418
Mutual funds:
Equity	133,817	22,124	(822)	155,119
Fixed income	65,921	2,002	(1,021)	66,902
Private equity and other	27,581	4	(7,247)	20,338

Trust investments	$934,598	$62,505	$(14,348)	$982,755

Market value as a percentage of cost				105%

	December 31, 2004

		Unrealized	Unrealized	Fair Market
	Cost	Gains	Losses	Value

Cash and cash equivalents	$123,311	$—	$—	$123,311
Fixed income securities:
U.S. Treasury	91,189	7,944	(93)	99,040
Foreign government	14,970	893	—	15,863
Corporate	13,072	1,076	(13)	14,135
Mortgage-backed	191,283	16,732	(215)	207,800
Asset-backed and other	20,320	1,806	(21)	22,105
Equity securities:
Common stock	253,340	24,048	(322)	277,066
Mutual funds:
Equity	153,364	20,886	(107)	174,143
Fixed income	46,525	1,278	(316)	47,487
Private equity and other	46,125	3,354	—	49,479

Trust investments	$953,499	$78,017	$(1,087)	$1,030,429

Market value as a percentage of cost				108%

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company has determined that unrealized losses in the cemetery trust investments are considered temporary in nature, as the unrealized losses were due to temporary fluctuations in interest rates and equity prices. We believe that none of the securities are permanently impaired based on an analysis of the investments as well as discussions with trustees, money managers and consultants. The Company’s cemetery trust investment unrealized losses, their durations and their fair market value as of December 31, 2005, are shown in the following table.

	Less than 12 Months		Greater than 12 Months		Total

	Fair Market	Unrealized	Fair Market	Unrealized	Fair Market	Unrealized
	Value	Losses	Value	Losses	Value	Losses

Fixed income securities:
U.S. Treasury	$4,441	$(94)	$36,039	$(936)	$40,480	$(1,030)
Foreign government	—	—	2,881	(30)	2,881	(30)
Corporate	546	(11)	3,986	(103)	4,532	(114)
Mortgage-backed	6,619	(138)	53,605	(1,396)	60,224	(1,534)
Asset-backed and other	87	(2)	708	(18)	795	(20)
Equity securities:
Common stock	10,502	(222)	85,628	(2,308)	96,130	(2,530)
Mutual funds:
Equity	3,349	(57)	22,420	(765)	25,769	(822)
Fixed income	5,602	(107)	36,189	(914)	41,791	(1,021)
Private equity and other	—	—	19,816	(7,247)	19,816	(7,247)

Total temporarily impaired securities	$31,146	$(631)	$261,272	$(13,717)	$292,418	$(14,348)

      Maturity dates of the fixed income securities range from 2006 to 2065. Maturities of fixed income securities at December 31, 2005 are estimated as follows:

Market

Due in one year or less.	$4,351
Due in one to five years	95,314
Due in five to ten years	71,269
Thereafter	176,551

$347,485

      During the year ended December 31, 2005, purchases and sales of available-for-sale securities included in trust investments were $915,958 and $1,037,601, respectively. These sale transactions resulted in $67,732 and $21,506 of realized gains and realized losses, respectively, for the year ended December 31, 2005. During the nine months ended December 31, 2004 (the period in 2004 subsequent to the adoption of FIN 46R), purchases and sales of available-for-sale securities included in trust investments were $837,867 and $829,290, respectively. These sale transactions resulted in $80,987 and $62,368 of realized gains and realized losses, respectively for the nine months ended December 31, 2004. The Company uses the FIFO method to determine the cost of cemetery trust available-for-sale securities sold during the period.
      Earnings from these trust investments are recognized in current cemetery revenues when the service is performed or the merchandise is delivered or upon cancellation for the amount the Company is entitled to retain. Recognized earnings (realized and unrealized) related to these trust investments were $13,035, $7,949 and $9,358 for the years ended December 31, 2005, 2004 and 2003, respectively.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred Preneed Cemetery Revenues
      At December 31, 2005 and 2004, Deferred preneed cemetery revenues, net of allowance for cancellation, represent future cemetery revenues, including distributed trust investment earnings associated with unperformed trust funded preneed cemetery contracts that are not held in trust accounts. Future cemetery revenues and net trust investment earnings that are held in trust accounts are included in Non-controlling interest in funeral and cemetery trusts.
      The following table summarizes the activity in Deferred preneed cemetery revenues for the years ended December 31:

	2005	2004

Beginning balance — Deferred preneed cemetery revenues	$803,144	$1,551,187
Net preneed and atneed deferred sales	308,202	256,635
Dispositions of businesses	(68,378)	(17,636)
Net investment earnings	27,260	35,748
Recognized deferred preneed revenues	(315,663)	(269,771)
Change in cancellation allowance	6,140	(12,946)
Change in non-controlling interest	27,889	(74,902)
Effect of foreign currency and other	3,891	(29)
Adoption of FIN 46R	—	(665,142)

Ending balance — Deferred preneed cemetery revenues	$792,485	$803,144

Note Seven

Cemetery Perpetual Care Trusts
      The Company, which is the primary beneficiary, is required by state or provincial law to pay into perpetual care trusts a portion of the proceeds from the sale of cemetery property interment rights. As a result of the implementation of FIN 46R, the Company has consolidated the perpetual care trust investments with a corresponding amount recorded as Non-controlling interest in perpetual care trusts. The Company deposited $21,303 and $16,118 into trusts and withdrew $28,075 and $24,506 from trusts during the year ended December 31, 2005 and the nine months ended December 31, 2004 (the period in 2004 subsequent to the adoption of FIN 46R), respectively.
      The cost and market values associated with trust investments held in perpetual care trusts at December 31, 2005 and 2004 are detailed below. Cost reflects the investment (net of redemptions) of control holders in common trust funds, mutual funds and private equity investments. Fair market value represents the value of the underlying securities or cash held by the common trust funds, mutual funds at published values and the estimated market value of private equity investments (including debt as well as the estimated fair value related to the contract holders’ equity in majority-owned real estate investments). The fair market value of perpetual care trusts was based primarily on quoted market prices at December 31, 2005 and 2004. The Company periodically evaluates investments for other-than-temporary impairments. As a result of its most recent reviews at December 31, 2005 and 2004, the Company did not record an adjustment to cost for the year ended December 31, 2005 and recorded an adjustment to cost of $1,072 for the year ended December 31, 2004, for the unrealized losses related to certain private equity and other investments. The adjustment to cost in 2004 is included in realized losses included in Other income, net and is offset by a corresponding amount in the interest expense related to non-controlling interest in perpetual care trust investments, which is also included in Other income, net. See note seven to

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the consolidated financial statements for further information related to non-controlling interest in perpetual care trust investments.

	December 31, 2005

		Unrealized	Unrealized	Fair Market
	Cost	Gains	Losses	Value

Cash and cash equivalents	$45,647	$—	$—	$45,647
Fixed income securities:
U.S. Treasury	63,102	1,953	(78)	64,977
Foreign government	32,456	1,373	(41)	33,788
Corporate	71,642	1,716	(78)	73,280
Mortgage-backed	117,626	2,817	(131)	120,312
Asset-backed and other	26,992	648	(30)	27,610
Equity securities:
Preferred stock	12,833	1,253	(65)	14,021
Common stock	90,160	3,984	(211)	93,933
Mutual funds:
Equity	43,204	2,353	(206)	45,351
Fixed income	144,294	2,815	(1,023)	146,086
Private equity and other	31,041	5,428	(1,092)	35,377

Perpetual care trust investments	$678,997	$24,340	$(2,955)	$700,382

Market value as a percentage of cost				103%

	December 31, 2004

		Unrealized	Unrealized	Fair Market
	Cost	Gains	Losses	Value

Cash and cash equivalents	$33,444	$—	$—	$33,444
Fixed income securities:
U.S. Treasury	25,688	1,764	(1)	27,451
Foreign government	30,265	1,666	(5)	31,926
Corporate	87,425	4,592	(2)	92,015
Mortgage-backed	131,541	6,988	(2)	138,527
Asset-backed and other	40,757	2,166	(1)	42,922
Equity securities:
Preferred stock	13,208	1,210	(43)	14,375
Common stock	93,748	6,544	(171)	100,121
Mutual funds:
Equity	43,843	3,088	(159)	46,772
Fixed income	145,428	6,266	(448)	151,246
Private equity and other	48,542	2,116	(409)	50,249

Perpetual care trust investments	$693,889	$36,400	$(1,241)	$729,048

Market value as a percentage of cost				105%

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company has determined that unrealized losses in the perpetual care trust investments are considered temporary in nature, as the unrealized losses were due to temporary fluctuations in interest rates and equity prices. We believe that none of the securities are permanently impaired based on an analysis of the investments as well as discussions with trustees, money managers and consultants. The Company’s perpetual care trust investment unrealized losses, their durations and fair market values as of December 31, 2005, are shown in the following table.

	Less Than 12 Months		Greater Than 12 Months		Total

	Fair		Fair		Fair
	Market	Unrealized	Market	Unrealized	Market	Unrealized
	Value	Losses	Value	Losses	Value	Losses

Fixed income securities:
U.S. Treasury	$1,202	$(9)	$12,581	$(69)	$13,783	$(78)
Foreign government	—	—	5,518	(41)	5,518	(41)
Corporate	1,367	(9)	13,452	(69)	14,819	(78)
Mortgage-backed	2,225	(15)	22,121	(116)	24,346	(131)
Asset-backed and other	506	(3)	5,044	(27)	5,550	(30)
Equity securities:
Preferred stock	105	(2)	1,099	(63)	1,204	(65)
Common stock	1,769	(11)	18,016	(200)	19,785	(211)
Mutual funds:
Equity	886	(9)	7,699	(197)	8,585	(206)
Fixed income	6,066	(81)	48,790	(942)	54,856	(1,023)
Private equity and other	—	—	4,666	(1,092)	4,666	(1,092)

Total temporarily impaired securities	$14,126	$(139)	$138,986	$(2,816)	$153,112	$(2,955)

      Maturity dates of the fixed income securities range from 2006 to 2065. Maturities of fixed income securities at December 31, 2005 are estimated as follows:

Market

Due in one year or less.	9,687
Due in one to five years	92,146
Due in five to ten years	38,594
Thereafter	179,540

$319,967

      During the year ended December 31, 2005, purchases and sales of available-for-sale securities in the perpetual care trust were $919,979 and $970,276, respectively. These sale transactions resulted in $19,088 and $9,718 of realized gains and realized losses, respectively. During the nine months ended December 31, 2004 (the period in 2004 subsequent to the adoption of FIN 46R), purchases and sales of available-for-sale securities in the perpetual care trusts were $754,446 and $771,791, respectively. These sales transactions resulted in $34,430 and $9,092 of realized gains and realized losses, respectively. The Company uses the FIFO method to determine the cost of perpetual care trusts available-for-sale securities sold during the period.
      Distributable earnings from these perpetual care trust investments are recognized in current cemetery revenues to the extent of qualifying cemetery maintenance costs. Recognized earnings related to these

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
perpetual care trust investments were $26,385, $32,519, and $31,018 for the years ended December 31, 2005, 2004, and 2003, respectively.
Note Eight

Non-Controlling Interest in Funeral and Cemetery Trusts and in Perpetual Care Trusts

Non-Controlling Interest in Funeral and Cemetery Trusts
      Effective March 31, 2004, the Company consolidated the merchandise and service trusts associated with its preneed funeral and cemetery activities as a result of the implementation of FIN 46R. Although FIN 46R requires the consolidation of the merchandise and service trusts, it does not change the legal relationships among the trusts, the Company and its customers. The customers are the legal beneficiaries of these merchandise and service trusts, and therefore, their interests in these trusts represent a non-controlling interest in subsidiaries.

Non-Controlling Interest in Perpetual Care Trusts
      The Non-controlling interest in perpetual care trusts reflected in the consolidated balance sheet represents the cemetery perpetual care trusts, net of the accrued expenses and other long-term liabilities of the perpetual care trusts.
      The components of Non-controlling interest in funeral and cemetery trusts and Non-controlling interest in perpetual care trusts in the Company’s consolidated balance sheet at December 31, 2005 and 2004 are detailed below.

	December 31, 2005			December 31, 2005

	Preneed	Preneed		Cemetery
	Funeral	Cemetery	Total	Perpetual Care

Trust investments, at market value	$1,046,958	$982,755	$2,029,713	$700,382
Less:
Accrued trust operating payables, deferred taxes and other	5,054	8,848	13,902	5,763

Non-controlling interest	$1,041,904	$973,907	$2,015,811	$694,619

	December 31, 2004			December 31, 2004

	Preneed	Preneed		Cemetery
	Funeral	Cemetery	Total	Perpetual Care

Trust investments, at market value	$1,085,777	$1,030,429	$2,116,206	$729,048
Less:
Debt associated with certain trust investments	31,800	27,367	59,167	17,759
Accrued trust operating payables, deferred taxes and other	3,906	2,475	6,381	6,377

	35,706	29,842	65,548	24,136

Non-controlling interest	$1,050,071	$1,000,587	$2,050,658	$704,912

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Debt Associated with Certain Trusts Consolidated by the Company
      Certain trusts consolidated with the adoption of FIN 46R and recorded in Preneed funeral receivables and trust investments, Preneed cemetery receivables and trust investments and Cemetery perpetual care trust investments have indirect interests in real estate partnerships. These partnerships have incurred indebtedness of $0 and $76,926 that is included in Other liabilities in the consolidated balance sheet at December 31, 2005 and 2004, respectively. The partnerships paid off their respective indebtedness in 2005 when the related real estate properties were sold.

Other Income, Net
      The components of Other income, net in the Company’s consolidated statement of operations for the years ended December 31, 2005 and 2004 are detailed below. See notes four through seven to the consolidated financial statements for further discussion of the amounts related to the funeral, cemetery and perpetual care trusts.

	Year Ended December 31, 2005

	Funeral	Cemetery	Cemetery Perpetual
	Trusts	Trusts	Care Trusts	Other, Net(1)	Total

Realized gains	$56,560	$67,732	$19,088	$—	$143,380
Realized losses	(19,503)	(21,506)	(9,718)	—	(50,727)
Interest, dividend and other ordinary income	19,894	23,458	29,999	—	73,351
Trust expenses and income taxes	(11,924)	(13,419)	(8,650)	—	(33,993)

Net trust investment income	45,027	56,265	30,719	—	132,011
Interest expense related to non-controlling interest in funeral and cemetery trust investments	(45,027)	(56,265)	—	—	(101,292)
Interest expense related to non-controlling interest in perpetual care trust investments	—	—	(30,719)	—	(30,719)

Total non-controlling interest	—	—	—	—	—
Other income	—	—	—	2,774	2,774

Total other income, net	$—	$—	$—	$2,774	$2,774

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2004

	Funeral	Cemetery	Cemetery Perpetual
	Trusts	Trusts	Care Trusts	Other, Net (1)	Total

Realized gains	$89,500	$80,987	$34,430	$—	$204,917
Realized losses	(56,852)	(62,368)	(9,092)	—	(128,312)
Interest, dividend and other ordinary income	13,709	18,622	26,456	—	58,787
Trust expenses and income taxes	(5,775)	(7,422)	(7,282)	—	(20,479)

Net trust investment income	40,582	29,819	44,512	—	114,913
Interest expense related to non-controlling interest in funeral and cemetery trust investments	(40,582)	(29,819)	—	—	(70,401)
Interest expense related to non-controlling interest in perpetual care trust investments	—	—	(44,512)	—	(44,512)

Total non-controlling interest	—	—	—	—	—
Other income	—	—	—	9,703	9,703

Total other income, net	$—	$—	$—	$9,703	$9,703

(1)	Amounts included in other income within Other income, net primarily relate to foreign currency gains and losses, and override commissions from a third party insurance company.
Note Nine

Goodwill
      The changes in the carrying amounts of goodwill for the Company’s funeral and cemetery segments are as follows:

	Funeral	Cemetery
	Segment	Segment	Total

Balance as of December 31, 2003	$1,193,138	$2,284	$1,195,422
Addition of Goodwill related to acquisitions	1,842	—	1,842
Reduction of Goodwill related to dispositions	(34,887)	(127)	(35,014)
Effect of foreign currency and other	6,564	226	6,790

Balance as of December 31, 2004	$1,166,657	$2,383	$1,169,040
Reduction of Goodwill related to dispositions	(46,785)	(2,507)	(49,292)
Effect of foreign currency and other	4,016	124	4,140

Balance as of December 31, 2005	$1,123,888	$—	$1,123,888

Note Ten

Income Taxes
      The provision or benefit for income taxes includes U.S. federal income taxes, determined on a consolidated return basis, foreign, state and local income taxes.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Income from continuing operations before income taxes and cumulative effects of accounting changes for the years ended December 31 is as follows:

	2005	2004	2003

	(Restated)	(Restated)	(Restated)
	note 2	note 2	note 2
United States	$71,311	$66,155	$4,829
Foreign	17,396	45,865	90,838

	$88,707	$112,020	$95,667

      Income tax provision (benefit) for the years ended December 31 consisted of the following:

	2005	2004	2003

	(Restated)	(Restated)	(Restated)
	note 2	note 2	note 2
Current:
United States	$2,328	$(27,916)	$2,050
Foreign	2,244	2,769	17,904
State and local	3,470	(786)	4,306

	$8,042	$(25,933)	$24,260
Deferred:
United States	$38,128	$10,662	$332
Foreign	6,041	10,311	6,913
State and local	(18,978)	(2,690)	(5,103)

	$25,191	$18,283	$2,142

	$33,233	$(7,650)	$26,402

      The Company made income tax payments on continuing operations of approximately $6,618, $10,761 and $14,462 excluding income tax refunds of $29,488, $2,566 and $97,724 for the years ended December 31, 2005, 2004 and 2003, respectively. Net tax refunds of $22,870 in 2005 include a one-time refund of approximately $29,033 related to a federal ten-year carryback claim. Net tax (payments) refunds in years 2004 and 2003 of $(8,195) and $83,262 include one-time refunds of approximately $1,372 and $950 related to losses on sales of investments and one-time refunds of approximately $0 and $93,569 related to a federal net operating carryback claim.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The differences between the U.S. federal statutory income tax rate and the Company’s effective tax rate for the years ended December 31 were as follows:

	2005	2004	2003

	(Restated)	(Restated)	(Restated)
	note 2	note 2	note 2
Computed tax provision at the applicable federal statutory income tax rate	$31,048	$39,207	$33,483
State and local taxes, net of federal income tax benefits	(10,081)	(2,259)	(518)
Dividends received deduction and tax exempt interest	(133)	(588)	(471)
Foreign jurisdiction differences	523	(1,346)	(2,679)
Write down of assets and other losses with no tax benefit	558	(6,915)	119
Tax provision (benefit) associated with dispositions	11,799	(34,297)	(3,350)
Other	(481)	(1,452)	(182)

Provision (benefit) for income taxes	$33,233	$(7,650)	$26,402

Total effective tax rate	37.5%	(6.8)%	27.6%

      Deferred taxes are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted marginal tax rates. The tax effects of temporary differences and carry-forwards that give rise to significant portions of deferred tax assets and liabilities as of December 31 consisted of the following:

	2005	2004

	(Restated)	(Restated)
	note 2	note 2
Inventories and cemetery property, principally due to purchase accounting adjustments	$382,391	$402,811
Property and equipment, principally related to book-tax differences in depreciation methods and purchase accounting adjustments	33,724	27,040
Goodwill, principally related to book-tax differences in amortization methods	40,541	38,566
Receivables, principally due to sales of cemetery interment rights and related products	—	64,626
Other	—	14,440

Deferred tax liabilities	456,656	547,483

Deferred revenue on preneed funeral and cemetery contracts, principally due to earnings from trust funds	(147,764)	(111,764)
Accrued liabilities	(14,771)	(70,713)
Receivables, principally due to sales of cemetery interment rights and related products	(27,123)	—
Other	(27,642)	—
Loss and tax credit carry-forwards	(126,364)	(141,431)

Deferred tax assets	(343,664)	(323,908)

Valuation allowance	34,829	43,908

Net deferred income tax liabilities	$147,821	$267,483

      The change in components related to Receivables and Deferred revenues in the preceding table primarily relates to the cumulative effect of accounting change for deferred selling costs. Additionally,

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
certain deferred tax liabilities related to our ability to utilize U.S. Federal operating loss carry-forwards have been reclassified from their respective individual components to directly reduce the related loss carry-forward deferred tax asset with no change to net deferred income taxes. This reclassification was made to the current and prior year amounts to assist in comparability. The 2005 decrease in valuation allowance is due to a $1,712 increase in valuation on tax losses in foreign jurisdictions, a $920 decrease in valuation on federal losses, and a $9,871 decrease in valuation allowance on state operating losses. At December 31, 2005, the loss and credit carryforward tax assets and associated valuation allowances by jurisdiction are as follows:

	Federal	State	Foreign	Total

Loss and tax credit carryforwards	$(51,325)	$(67,588)	$(7,451)	$(126,364)
Valuation allowance	$2,621	$27,125	$5,083	$34,829
      Current refundable income taxes and current deferred tax assets are included in Other current assets in the Company’s consolidated balance sheet. Current taxes payable and current deferred tax liabilities represent Income taxes payable in the Company’s consolidated balance sheet and long-term tax liabilities are included in Other liabilities in the Company’s consolidated balance sheet. The Company has tax receivables of $17,321 and $30,461 at December 31, 2005 and 2004, respectively. The Company has long-term tax liabilities of $104,981 at December 31, 2005 and 2004. See note seventeen to these consolidated financial statements for further information.
      At December 31, 2005 and 2004, U.S. income taxes had not been provided on $34,628 and $77,112, respectively, of the remaining undistributed earnings of foreign subsidiaries since it is the Company’s intent not to remit these earnings. The Company intends to permanently reinvest these undistributed foreign earnings in those businesses outside the United States and, therefore, has not provided for U.S. income taxes on such earnings. The $77,112 at December 31, 2004 included $55,505 of undistributed earnings of the Chilean operations that were sold in September 2005.
      A number of years may elapse before particular tax matters, for which the Company has established accruals, are audited and finally resolved. The number of tax years with open tax audits varies depending on the tax jurisdiction. In the United States, the Internal Revenue Service is currently examining the Company’s tax returns for 1999 through 2002 and various state jurisdictions are auditing years through 2004. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes that its accruals reflect the probable outcome of known tax contingencies. Unfavorable settlement of any particular issue would reduce a deferred tax asset or require the use of cash. Favorable resolution could result in reduced income tax expense reported in the financial statements in the future. The Company’s tax accruals are presented in the balance sheet within Deferred income taxes and Other liabilities.
      Various subsidiaries have foreign, federal and state carry-forwards of $1,132,828 with expiration dates through 2025. The Company believes that some uncertainty exists with respect to future realization of certain loss carry-forwards, therefore a valuation allowance totaling $34,829 has been established for those carry-forwards where uncertainty exists. The valuation allowance is primarily attributable to state net operating losses and is due to complexities of the various state laws restricting state net operating loss utilization.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The loss carry-forwards will expire as follows:

	Federal	State	Foreign	Total

2006	$—	$18,857	$1,348	$20,205
2007	—	4,150	856	5,006
2008	1,529	10,193	—	11,722
2009	2,197	6,211	1	8,409
2010	—	4,435	229	4,664
Thereafter	222,315	841,360	19,147	1,082,822

Total	$226,041	$885,206	$21,581	$1,132,828

Note Eleven

Debt
      Debt as of December 31, 2005 and 2004 was as follows:

	December 31,	December 31,
	2005	2004

	(Restated)	(Restated)
	note 2	note 2
	(Dollars in thousands, except
	per share data)
6.0% notes due December 2005	$—	$63,801
7.2% notes due June 2006	10,698	150,000
6.875% notes due October 2007	13,497	143,475
6.5% notes due March 2008	195,000	195,000
7.7% notes due April 2009	341,635	358,266
7.875% debentures due February 2013	55,627	55,627
6.75% notes due April 2016	250,000	250,000
7.0% notes due June 2017	300,000	—
Convertible debentures, maturities through 2013, fixed interest rates from 4.75% to 5.25%, conversion prices from $13.02 to $50.00 per share	22,213	30,375
Mortgage notes and other debt, maturities through 2050	41,013	60,076
Unamortized pricing discounts and other	(22,482)	(28,103)

Total debt	1,207,201	1,278,517
Less current maturities	(20,716)	(78,164)

Total long-term debt	$1,186,485	$1,200,353

      The Company’s consolidated debt had a weighted average interest rate of 7.11% and 7.07% at December 31, 2005 and 2004, respectively. Approximately 99% of the total debt had a fixed interest rate at December 31, 2005 and 2004.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The aggregate maturities of debt for the five years subsequent to December 31, 2005 are as follows:

(Restated)
note 2
2006	$20,716
2007	22,076
2008	203,559
2009	344,943
2010	2,680
2011 and thereafter	613,227

$1,207,201

Bank Credit Facility
      The Company’s bank credit facility matures in August of 2007 and provides a total lending commitment of $200,000, including a sub-limit of $175,000 for letters of credit. As of December 31, 2005, the Company has no cash borrowings outstanding under this credit facility, but has used the facility to support $54,727 of letters of credit. The credit facility provides the Company with flexibility for acquisitions, dividends and share repurchases. It is secured by the stock of the Company’s domestic subsidiaries and these domestic subsidiaries have guaranteed the Company’s indebtedness associated with this credit facility. The subsidiary guaranty is a guaranty of payment of the outstanding amount of the total lending commitment. It covers the term of the credit facility, including extensions, and totaled a maximum potential amount of $54,727 and $66,985 at December 31, 2005 and December 31, 2004, respectively. The credit facility contains certain financial covenants, including a minimum interest coverage ratio, a maximum leverage ratio, maximum capital expenditure limitations, minimum net worth requirements and certain cash distribution restrictions. As of December 31, 2005, the Company was in compliance with all of its debt covenants. Interest rates for the outstanding borrowings are based on various indices as determined by the Company. The Company also pays a quarterly fee on the unused commitment, which ranges from 0.25% to 0.50%.

Debt Issuances and Additions
      On June 15, 2005, the Company issued $300,000 in an unregistered offering of senior unsecured 7.00% notes due June 15, 2017, which pay interest semi-annually beginning December 15, 2005. The Company used the net proceeds, together with available cash, to purchase existing indebtedness pursuant to the tender offer described in Debt Extinguishments and Reductions. The notes are subject to the provisions of the Company’s Senior Indenture dated as of February 1, 1993, as amended, which includes certain covenants limiting, among other things, the creation of liens securing indebtedness and sale-leaseback transactions. The Company is entitled to redeem the notes at any time by paying a make-whole premium. Under the terms of the issuance of the unregistered notes, the Company has an obligation to register the notes with the Securities and Exchange Commission (SEC). Because the Company did not file the related SEC registration statement within the required time period, it incurred an aggregate incremental interest expense of $250 during 2005.
      In connection with $250,000 of senior unsecured 6.75% notes due April 1, 2016, issued on April 14, 2004 in an unregistered offering, the Company filed a registration statement on September 2, 2004 with the SEC pursuant to a Registration Rights Agreement.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Debt Extinguishments and Reductions
      In the first quarter of 2005, the Company purchased $7,131 aggregate principal amount of its 7.70% notes due 2009 in the open market. As a result of this transaction, the Company recognized a loss of $1,207 recorded in Loss on early extinguishment of debt, in its consolidated statement of operations. In the second quarter of 2005, the Company purchased an additional $9,500 aggregate principal amount of its 7.70% notes due 2009, and $304 aggregate principal amount of its 6.00% notes due 2005 in the open market. Also in the second quarter of 2005, the Company redeemed $129,978 aggregate principal amount of its 6.875% notes due 2007 and $139,302 aggregate principal amount of its 7.20% notes due 2006 pursuant to a tender offer for such notes. These transactions resulted in a recognized loss of $13,051 recorded in (Loss) gain on early extinguishment of debt. (Loss) gain on early extinguishment of debt for 2005 is comprised of the redemption premiums paid of $12,186 and the write-off of unamortized debt issuance costs of $2,072. There were no early extinguishments of debt transactions during the third quarter of 2005. In the fourth quarter of 2005, the Company redeemed $5,062 aggregate principal amount of its debentures associated with the acquisitions of various locations. These transactions resulted in no recognized gain or loss.
      On December 15, 2005, as required by the terms of the agreement, the Company repaid the remaining $63,497 of the 6.00% notes due 2005.
      On April 15, 2004, as required by the terms of the agreement, the Company repaid the remaining $111,190 of the 7.375% notes due 2004.
      On April 22, 2004, the Company extinguished $200,000 aggregate principal amount of the 6.00% notes due 2005, pursuant to the Offer to Purchase, dated March 24, 2004. The Company paid $214,233 to the tendering holders, including a premium and accrued interest. As a result of the transaction, the Company recognized a loss on the early extinguishment of debt of $10,831, recorded in (Loss) gain on early extinguishment of debt, in its consolidated statement of operations. In early May 2004, the Company also purchased $8,650 aggregate principal amount of the 6.00% notes due 2005 in the open market. As a result of these transactions, the Company recognized a loss of $333 recorded in (Loss) gain on early extinguishment of debt, in its consolidated statement of operations.
      The holders of $221,633 of the Company’s 6.75% convertible subordinated notes due 2008 converted their holdings to equity on June 22, 2004, pursuant to the terms of the notes. The Company paid $7,480 in accrued interest to the holders. Simultaneously, the Company exercised its option by redeeming the remaining outstanding $91,061 of the notes. The Company paid a total of $97,649, including interest and premiums, to the holders of the redeemed notes and recognized a $5,606 loss on the early extinguishment of debt, recorded in (Loss) gain on early extinguishment of debt, in its consolidated statement of operations.

Additional Debt Disclosures
      At December 31, 2005 and December 31, 2004, the Company had deposited $12,056 and $26,707, respectively, in restricted, interest-bearing accounts that were pledged as collateral for various credit instruments and commercial commitments. This restricted cash is included in Deferred charges and other assets in the Company’s consolidated balance sheet. Unamortized pricing discounts, totaling $14,600 and $16,435 at December 31, 2005 and 2004, respectively, primarily relate to the Company’s September 2002 exchange offering of the 7.7% notes due in 2009.
      The Company had assets of approximately $12,676 and $24,580 pledged as collateral for the mortgage notes and other debt at December 31, 2005 and 2004, respectively.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Cash interest payments for the three years ended December 31 were as follows:

(Restated)
note 2
2005	$95,678
2004	$112,399
2003	$138,090
      Cash interest payments forecasted as of December 31, 2005 for the five years subsequent to December 31, 2005 are as follows:

(Restated)
note 2
2006	$90,189
2007	$85,402
2008	$72,846
2009	$52,370
2010	$44,528
2011 and thereafter	$250,381
Note Twelve

Derivatives
      The Company occasionally participates in hedging activities using a variety of derivative instruments, including interest rate swap agreements, cross-currency swap agreements, and forward exchange contracts. These instruments are used to hedge exposure to risk in the interest rate and foreign exchange rate markets. The Company has documented policies and procedures to monitor and control the use of derivative transactions, which may only be executed with a limited group of creditworthy financial institutions. The Company does not engage in derivative transactions for speculative or trading purposes, nor is it a party to leveraged derivatives.
      During the third quarter of 2005, the Company hedged an 8,200,226 Chilean pesos (CLP) income tax receivable at a forward price of 541 on June 30, 2006. At December 31, 2005, the Company has marked-to-market the income tax receivable and the hedge liability at the spot rate of 514.14. For additional information regarding this matter, see note twenty to these consolidated financial statements.
      During the first quarter of 2004, the Company executed certain forward exchange contracts, having an aggregate notional value of EUR 240,000 and a corresponding notional value of $300,011 to hedge its net foreign investment in France. Upon receipt of the net proceeds from the transaction, the Company settled these derivative instruments and recorded a gain of $8,919 in Other comprehensive income (loss) in the consolidated statement of stockholders’ equity, which was then recognized pursuant to the sale of the Company’s operations in France in Gains and impairment (losses) on dispositions, net in the consolidated statement of operations.
      The Company also executed certain forward exchange contracts during the first half of 2004, having an aggregate notional value of GBP 22,436 and a corresponding notional value of $41,334, relating to the ultimate sale of its minority investment in and the repayment of its note receivable from a funeral and cemetery company in the United Kingdom. On April 8, 2004, the Company received the expected proceeds and settled these derivative instruments, recognizing a gain of $198, which was recorded in Other income, net in the consolidated statement of operations during the year ended December 31, 2004.
      The Company was not a party to any derivative instruments at December 31, 2004.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note Thirteen

Credit Risk and Fair Value of Financial Instruments

Fair Value Estimates
      The fair value estimates of the following financial instruments have been determined using available market information and appropriate valuation methodologies. The carrying values of cash and cash equivalents, trade receivables and trade payables approximate the fair values of those instruments due to the short-term nature of the instruments. The fair values of receivables on preneed funeral contracts and cemetery contracts are impracticable to estimate because of the lack of a trading market and the diverse number of individual contracts with varying terms. The carrying value of other notes receivable approximates the fair value. At December 31, 2005 and 2004, other notes receivable, net, included in Receivables, net totaled $16,099 and $3,339, respectively and included in Deferred charges and other assets in the consolidated balance sheet, totaled $21,567 and $41,302, respectively.
      The fair value of the Company’s debt at December 31 was as follows:

	2005	2004

	(Restated)	(Restated)
	note 2	note 2
	(Dollars in thousands, except
	per share data)
6.0% notes due 2005	$—	$64,997
7.2% notes due 2006	10,698	156,188
6.875% notes due 2007	13,632	149,752
6.5% notes due 2008	198,412	200,850
7.7% notes due 2009	360,852	385,136
7.875% debentures due 2013	58,965	60,494
6.75% notes due 2016	246,250	255,000
7.0% notes due 2017	301,500	—
Convertible debentures, maturities through 2013, fixed interest rates from 4.75% to 5.25%, conversion prices from $13.02 to $50.00 per share	22,102	30,223
Mortgage notes and other debt, maturities through 2050	41,013	60,076

Total fair value of debt	$1,253,424	$1,362,716

      The fair values of the Company’s long-term, fixed rate and convertible debt securities were estimated using market conditions for those securities or for other securities having similar terms and maturities. Mortgage notes and other debt have been reported at face value because of the diverse terms and conditions and non-trading nature of these notes.

Credit Risk Exposure
      The Company’s cash deposits, some of which exceed insured limits, are distributed among various regional and national banks in the jurisdictions in which the Company operates. In addition, the Company regularly invests excess cash in financial instruments which are not insured, such as money-market funds and Eurodollar time deposits, that are offered by a variety of reputable financial institutions and commercial paper that is offered by corporations with quality credit ratings. The Company believes that the credit risk associated with such instruments is minimal.
      The Company grants credit to customers in the normal course of business. The credit risk associated with funeral, cemetery and preneed funeral and preneed cemetery receivables due from customers is generally considered minimal because of the diversification of the customers served. Furthermore, bad

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
debts have not been significant relative to the volume of deferred revenues. Customer payments on preneed funeral or preneed cemetery contracts that are either placed into state regulated trusts or used to pay premiums on life insurance contracts generally do not subject the Company to collection risk. Insurance funded contracts are subject to supervision by state insurance departments and are protected in the majority of states by insurance guaranty acts.
Note Fourteen

Commitments and Contingencies

Leases
      The Company’s leases principally relate to funeral home facilities and transportation equipment. The majority of the Company’s operating leases contain options to (i) purchase the property at fair value on the exercise date, (ii) purchase the property for a value determined at the inception of the leases, or (iii) renew for the fair rental value at the end of the primary lease term. Rental expense for these leases was $54,171, $67,603 and $75,560 for the years ended December 31, 2005, 2004, and 2003, respectively. As of December 31, 2005, future minimum lease payments for non-cancelable operating and capital leases exceeding one year are as follows:

	Operating	Capital

	(Restated)	(Restated)
	note 2	note 2
2006	$34,075	$1,781
2007	29,766	1,746
2008	25,157	1,706
2009	20,305	1,676
2010	14,762	1,593
2011 and thereafter	57,744	24,076

Subtotal	181,809	32,578
Less: Subleases	(1,826)	—

Total	$179,983	$32,578

Less: Interest on capital leases		(21,153)

Total principal payable on capital leases		$11,425

      In order to eliminate the variable interest rate risk in the Company’s operating margins and improve the transparency of our financial statements, we amended certain of our transportation lease agreements subsequent to December 31, 2005. Based on the amended terms, these leases have been converted from operating leases to capital leases in 2006. As of December 31, 2005, the future minimum lease payments for these leases were as follows:

2006	25,650
2007	22,290
2008	18,092
2009	13,679
2010	9,311
2011 and thereafter	4,236

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Purchase Commitments
      The Company entered into a purchase agreement for its North America operations with a major casket manufacturer, having an original minimum commitment of $750,000 for a six-year period that expired at the end of 2004. The agreement contained provisions for annual price adjustments and provided for a one-year extension period to December 31, 2005, which the Company elected to extend in order to satisfy its minimum commitment. In the first quarter of 2005, the Company amended its original agreement to allow the Company to continue purchasing caskets through 2006, subject to price increase limitations. Under this agreement, the retail value of the Company’s purchases was approximately $109,155, $106,275, and $94,501 for the years ended December 31, 2005, 2004, and 2003, respectively. At December 31, 2005, the remaining commitment was $48,000. We expect this commitment to be fulfilled in 2006.

Management, Consulting and Non-Competition Agreements
      The Company has entered into management, employment, consulting and non-competition agreements, generally for five to ten years, with certain officers and employees of the Company and former owners of businesses acquired. The Company has modified several of the above agreements as part of cost rationalization programs (see note twenty to the consolidated financial statements). At December 31, 2005, the maximum estimated future cash commitment under agreements with remaining commitment terms was as follows:

	Employment	Consulting	Non-Competition	Total

2006	$2,136	$2,238	$17,207	$21,581
2007	1,256	2,021	11,637	14,914
2008	827	838	4,953	6,618
2009	346	765	1,652	2,763
2010	56	117	1,248	1,421
2011 and thereafter	112	364	1,867	2,343

Total	$4,733	$6,343	$38,564	$49,640

Representations and Warranties
      As of December 31, 2005, the Company has contingent obligations of $33,504 resulting from the Company’s international asset sales and joint venture transactions. In some cases, the Company has agreed to guarantee certain representations and warranties made in such disposition transactions with letters of credit or interest-bearing cash investments. The Company has interest-bearing cash investments of $6,754 included in Deferred charges and other assets collateralizing certain of these contingent obligations. The Company believes it is remote that it will ultimately be required to fund to third parties claims against these representations and warranties above the carrying value of the liability.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In March 2004, the Company disposed of its funeral operations in France to a newly formed, third party company. As a result of this sale, the Company recognized $35,768 of contractual obligations related to representations, warranties, and other indemnifications in accordance with the provisions of FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” During 2005, the Company released $7,125 of tax indemnification liabilities and paid $2,105 to settle certain tax and litigation matters. The remaining obligation of $24,138 at December 31, 2005 represents the following:

			Maximum Potential		Carrying
	Contractual		Amount of Future		Value as of
	Obligation	Time Limit	Payments		December 31, 2005

Tax reserve liability	$18,610	December 31, 2007	2005 €100 million 2006 €30 million		$10,000
Litigation provision	7,765	Until entire resolution of (i) the relevant claims or (ii) settlement of the claim by the purchaser at the request of the vendor		(1)	4,745
Employee litigation provision	6,512	December 31, 2006 (for all claims other than those relating to tax and social security matters) one month after expiration of the statutory period of limitations for tax and social security matters.		(2)	6,512
VAT taxes	3,882	One month after the expiration of statutory period of limitations		(1)	3,882
Other	3,381	Until entire resolution of (i) the relevant claims or (ii) settlement of the claim by the purchaser at the request of the vendor		(2)	3,381

Total	$40,150				$28,520

Less: Deductible of majority equity owner	(4,382)				(4,382)

	$35,768				$24,138

(1)	The potential maximum exposure for these two items combined is €20 million.

(2)	The potential maximum exposure for these two items combined is €40 million.

Litigation
      The Company is a party to various litigation matters, investigations and proceedings. For each of its outstanding legal matters, the Company evaluates the merits of the case, its exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If the Company determines that an unfavorable outcome is probable and can be reasonably estimated, it establishes the necessary accruals. Certain insurance policies held by the Company may reduce cash outflows with respect

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
to an adverse outcome of certain of these litigation matters. The Company accrues such insurance recoveries when they become probable of being paid and can be reasonably estimated.
      Conley Investment Counsel v. Service Corporation International, et al; Civil Action 04-MD-1609; In the United States District Court for the Southern District of Texas, Houston Division (the 2003 Securities Lawsuit). The 2003 Securities Lawsuit resulted from the transfer and consolidation by the Judicial Panel on Multidistrict Litigation of three lawsuits — Edgar Neufeld v. Service Corporation International, et al; Cause No. CV-S-03-1561-HDM-PAL; In the United States District Court for the District of Nevada; and Rujira Srisythemp v. Service Corporation International, et. al.; Cause No. CV-S-03-1392-LDG-LRL; In the United States District Court for the District of Nevada; and Joshua Ackerman v. Service Corporation International, et. al.; Cause No. 04-CV-20114; In the United States District Court for the Southern District of Florida. The 2003 Securities Lawsuit names as defendants the Company and several of the Company’s current and former executive officers or directors. The 2003 Securities Lawsuit is a purported class action alleging that the defendants failed to disclose the unlawful treatment of human remains and gravesites at two cemeteries in Fort Lauderdale and West Palm Beach, Florida. Since the action is in its preliminary stages, no discovery has occurred, and the Company cannot quantify its ultimate liability, if any, for the payment of damages.
      David Hijar v. SCI Texas Funeral Services, Inc., SCI Funeral Services, Inc., and Service Corporation International; In the County Court of El Paso, County, Texas, County Court at Law Number Three; Cause Number 2002-740, with an interlocutory appeal pending in the El Paso Court of Appeals, No. 08-05-00182-CV, and a mandamus proceeding pending in the El Paso Court of Appeals, No. 08-05-00335-CV (collectively, the Hijar Lawsuit). The Hijar Lawsuit involves a state-wide class action brought on behalf of all persons, entities and organizations who purchased funeral services from the Company or its subsidiaries in Texas at any time since March 18, 1998. Plaintiffs allege that federal and Texas funeral related regulations and/or statutes (Rules) required the Company to disclose its markups on all items obtained from third parties in connection with funeral service contracts and that the failure to make certain disclosures of markups resulted in breach of contract and other legal claims. The Plaintiffs seek to recover an unspecified amount of monetary damages. The plaintiffs also seek attorneys’ fees, costs of court, pre- and post-judgment interest, and unspecified “injunctive and declaratory relief.” The Company denies that the plaintiffs have standing to sue for violations of the Texas Occupations Code or the Rules, denies that plaintiffs have standing to sue for violations under the relevant regulations and statutes, denies that any breaches of contractual terms occurred, and on other grounds denies liability on all of the plaintiffs’ claims. Finally, the Company denies that the Hijar Lawsuit satisfies the requirements for class certification.
      In May 2004, the trial court heard summary judgement cross-motions filed by the Company and Plaintiff Hijar (at that time, the only plaintiff). The trial court granted Hijar’s motion for partial summary judgement and denied the Company’s motion. In its partial summary judgement order, the trial court made certain findings to govern the case, consistent with its summary judgement ruling. The Company’s request for rehearing was denied.
      During the course of the Hijar Lawsuit, the parties have disputed the proper scope and substance of discovery. Following briefing by both parties and evidentiary hearings, the trial court entered three orders against the Company that are the subject of appellate review: (a) a January 2005 discovery sanctions order; (b) an April 2005 discovery sanctions order; and (c) an April 2005 certification order, certifying a class and two subclasses. On April 29, 2005, the Company filed an appeal regarding the certification order and, concurrently with its initial brief in that appeal, filed a separate mandamus proceeding regarding the sanctions orders. The reply brief in the certification appeal is due on March 3, 2006. The court of appeals denied the mandamus petition in January 2006, and the Company has moved for rehearing.
      Mary Louise Baudino, et al v. Service Corporation International, et al; the plaintiffs’ counsel in the Hijar Lawsuit initiated an arbitration claim raising similar issues in California and filed in November 2004

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
a case styled Mary Louise Baudino, et al v. Service Corporation International, et al; in Los Angeles County Superior Court; Case No. BC324007 (Baudino Lawsuit). The Baudino Lawsuit makes claims similar to those made in the Hijar lawsuit. However, the Baudino Lawsuit seeks a nation-wide class of plaintiffs. The Baudino Lawsuit is in its early stages and discovery is in its infancy.
      Regarding funeral and casket antitrust litigation, the Company is a defendant in three related class action antitrust cases filed in 2005. The first case is Cause No 4:05-CV-03394; Funeral Consumers Alliance, Inc. v. Service Corporation International, et al; In the United States District Court for the Southern District of Texas — Houston (Funeral Consumers Case). This is a purported class action on behalf of casket consumers throughout the United States alleging that the Company and several other companies involved in the funeral industry violated federal antitrust laws and state consumer laws by engaging in various anti-competitive conduct associated with the sale of caskets. A related class action lawsuit (Leoncio Solis v. Service Corporation International; In the United States District Court for the Southern District of Texas — Houston Division) was consolidated into the Funeral Consumers Case in the fourth quarter of 2005.
      The Company is also a defendant in Ralph Lee Fancher v. Service Corporation International, et al; In the United States District Court for the Southern District of Texas — Houston Division, and Cause No. 4:05-CV-00246. This lawsuit, which was previously consolidated with the Funeral Consumers Case, makes the same allegations as the Funeral Consumers Case and is also brought against several other companies involved in the funeral industry. The case is a purported class action on behalf of casket consumers throughout the United States and alleges that the Company violated the Tennessee Trade Practices Act.
      The Company is also a defendant in Cause No. 4:05-CV-03399; Pioneer Valley Casket, et al. v. Service Corporation International, et al.; In the United States District Court for the Southern District of Texas — Houston Division. This lawsuit makes the same allegations as the Funeral Consumers Case and is also brought against several other companies involved in the funeral industry. Unlike the Funeral Consumers Case, this case is a purported class action on behalf of all independent casket distributors that are in the business or were in the business any time between July 18, 2001 and to present.
      The funeral and casket antitrust lawsuits seek injunctions, unspecified amounts of monetary damages and treble damages. Since the litigation is in its preliminary stages, the Company cannot quantify its ultimate liability, if any, for the payment of damages.
      In addition to the funeral and casket antitrust lawsuits, the Company has received Civil Investigative Demands, dated in August 2005 and February 2006, from the Attorney General of Maryland on behalf of itself and other state attorneys general, who have commenced an investigation of alleged anticompetitive practices in the funeral industry. The Company has also received similar Civil Investigative Demands from the Attorneys General of Florida and Connecticut.
      The ultimate outcome of the matters described above under the caption Litigation cannot be determined at this time. An adverse decision in one or more of such matters could have a material adverse effect on the Company, its financial condition, results of operation and cash flows. However, the Company intends to aggressively defend all of the above lawsuits.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note Fifteen

Stockholders’ Equity (All shares reported in whole numbers)

Share Authorization
      The Company is authorized to issue 1,000,000 shares of preferred stock, $1 per share par value. No preferred shares were issued as of December 31, 2005 and 2004. At December 31, 2005 and 2004, 500,000,000 common shares of $1 par value were authorized. The Company had 294,808,872 and 323,225,352 shares issued and outstanding, net of 48,962,063 and 18,502,478 shares held in treasury at par at December 31, 2005 and 2004, respectively.

Share Purchase Rights Plan
      The Board of Directors has adopted a preferred share purchase rights plan and has declared a dividend of one preferred share purchase right for each share of common stock outstanding. The rights are exercisable in the event certain investors attempt to acquire 20% or more of the common stock of the Company and entitle the rights holders to purchase certain securities of the Company or the acquiring company. The rights, which are redeemable by the Company for $.01 per right, expire in July 2008 unless extended.

Stock Benefit Plans
      The Company has benefit plans whereby shares of the Company’s common stock may be issued pursuant to the exercise of stock options granted to officers and key employees. The Company’s Amended 1996 Incentive Plan reserves 24,000,000 shares of common stock for outstanding and future awards of stock options, restricted stock and other stock based awards to officers and key employees of the Company. The Company’s 1996 Non-qualified Incentive Plan reserves 8,700,000 shares of common stock for outstanding and future awards of nonqualified stock options to employees who are not officers of the Company.
      The benefit plans allow for options to be granted as either non-qualified or incentive stock options. The options are granted with an exercise price equal to the then current market price of the Company’s common stock. The options are generally exercisable at a rate of 33 1/3% each year unless alternative vesting methods are approved by the Company’s Compensation Committee of the Board of Directors.
      Options of 1,959,283 and 4,034,123, respectively, were outstanding with alternative vesting methods at December 31, 2005 and 2004. Under the alternative vesting methods, partial or full accelerated vesting will occur when the price of Company common stock reaches pre-determined prices. If the pre-determined stock prices are not met in the required time period, the options will fully vest in periods ranging from eight to ten years from grant date. At December 31, 2005 and 2004, 4,856,459 and 3,748,668, respectively, were reserved for future option and restricted stock grants under all stock option plans.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following tables set forth certain stock option information:

		Weighted Average
	Options	Exercise Price

Outstanding at December 31, 2002	32,785,147	$11.63
Granted	—	—
Exercised	(382,295)	3.70
Canceled	(1,303,735)	25.67

Outstanding at December 31, 2003	31,099,117	$10.77
Granted	655,650	6.81
Exercised	(2,556,573)	4.06
Canceled	(1,526,678)	15.75

Outstanding at December 31, 2004	27,671,516	$10.77
Granted	1,167,400	6.90
Exercised	(1,994,447)	3.97
Canceled	(2,594,040)	28.83

Outstanding at December 31, 2005	24,250,429	$9.21

Exercisable at December 31, 2003	23,629,825	$10.76

Exercisable at December 31, 2004	25,423,111	$11.14

Exercisable at December 31, 2005	22,718,881	$9.37

	Options Outstanding			Options Exercisable

	Number	Weighted-Average		Number
Range of	Outstanding at	Remaining	Weighted-Average	Exercisable at	Weighted-Average
Exercise Price	December 31, 2005	Contractual Life	Exercise Price	December 31, 2005	Exercise Price

$ 0.00 - 4.00	7,764,932	2.9	$3.43	7,764,932	$3.43
4.01 - 6.00	4,603,296	3.7	4.93	4,603,296	4.93
6.01 - 9.00	4,842,917	3.8	6.73	3,311,369	6.67
9.01 - 15.00	2,898,444	1.6	13.73	2,898,444	13.73
15.01 - 21.00	2,376,280	1.6	19.09	2,376,280	19.09
21.01 - 38.00	1,764,560	0.6	31.84	1,764,560	31.84

$ 0.00 - 38.00	24,250,429	2.8	$9.21	22,718,881	$9.37

      Since all of the Company’s options have been granted at market value on the dates of each grant, the Company has not recognized compensation expense on stock options under its current accounting policy using the intrinsic value method. On January 1, 2006, the Company adopted SFAS 123R, which requires the use of the fair value method of valuing stock options. For additional information regarding SFAS 123R, see note three to these consolidated financial statements.
      Restricted shares awarded under the Amended 1996 Incentive Plan were 498,800 in 2005 and 427,800 in 2004. The weighted average fair market value per share at the date of grant of shares granted for 2005 and 2004 was $7.37 and $6.81, respectively. No restricted shares were issued during 2003. The fair market value of the stock, on the date of issuance, is being amortized and charged to income (with similar credits to paid-in capital and excess of par value) generally over the average period during which the restrictions lapse. At December 31, 2005, the unamortized amount was $3,593. The Company recognized compensation cost of $2,086 in 2005 and $889 in 2004 related to this Plan.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company’s Director Fee Plan allows for compensation to non-employee directors to be partially paid in common stock. In 2005, 2004, and 2003, respectively, 69,608, 68,586 and 155,560 shares of common stock were granted under the Director Fee Plan. Certain directors, as permitted in the plan agreement, have elected to defer the issuance of stock granted under this plan. In 2005, 2004, and 2003, respectively, 19,888, 39,192 and 60,614 shares were reserved for future issuance under this plan. In 2005, 8,385 previously deferred shares were issued. The Company recognized compensation cost of $490, $770 and $565 during the years ended December 31, 2005, 2004 and 2003, respectively, related to this Plan.

Accumulated Other Comprehensive (Loss) Income
      The Company’s components of accumulated other comprehensive (loss) income at December 31 are as follows:

	Foreign	Minimum		Accumulated
	Currency	Pension	Unrealized	Other
	Translation	Liability	Gains and	Comprehensive
	Adjustment	Adjustment	Losses	(Loss) Income

		(Restated)		(Restated)
		note 2		note 2
Balance at December 31, 2002	$(170,617)	$(36,768)	$—	$(207,385)
Activity in 2003	92,504	132	—	92,636

Balance at December 31, 2003	(78,113)	(36,636)	—	(114,749)
Activity in 2004	(9,242)	36,636	—	27,394
Reduction in net unrealized gains associated with available-for-sale securities of the trusts	—	—	(9,370)	(9,370)
Reclassification of net unrealized gains activity attributable to the non-controlling interest holders	—	—	9,370	9,370
Reclassification for translation adjustment realized in net income	49,006	—	—	49,006

Balance at December 31, 2004	(38,349)	—	—	(38,349)
Activity in 2005	7,260	—	—	7,260
Reduction in net unrealized gains associated with available-for-sale securities of the trusts	—	—	(69,226)	(69,226)
Reclassification of net unrealized gains activity attributable to the non-controlling interest holders	—	—	69,226	69,226
Reclassification for translation adjustment realized in net loss	101,588	—	—	101,588

Balance at December 31, 2005	$70,499	$—	$—	$70,499

      The reclassification adjustment of $101,588 during the year ended December 31, 2005 includes $71,770 related to the sale of the Company’s operations in Argentina and Uruguay and $29,818 related to the sale of its cemetery businesses in Chile. The reclassification adjustment of $49,006 during the year ended December 31, 2004 relates to the sale of the Company’s interest in its French operations and includes an associated deferred tax asset of $59,662.
      The assets and liabilities of foreign operations are translated into U.S. dollars using the current exchange rate. The U.S. dollar amount that arises from such translation, as well as exchange gains and losses on intercompany balances of a long-term investment nature, are included in the cumulative currency translation adjustments in Accumulated other comprehensive (loss) income. Income taxes are generally not provided for foreign currency translation.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The minimum pension liability adjustment for the year ended December 31, 2004 of $35,062 is net of deferred taxes of $22,202. The minimum pension liability adjustment for the year ended December 31, 2003 of $132 is net of deferred taxes of $81.

Share Repurchase Program
      On June 23, 2005, the Company announced an increase in its stock repurchase program authorizing the investment of an additional $100,000 to repurchase the Company’s common stock, for an aggregate authorized amount of $400,000. The Company, subject to market conditions and normal trading restrictions, makes purchases in the open market or through privately negotiated transactions. During 2005, the Company repurchased 30,956 shares of common stock at an aggregate cost of $225,152. During 2004, the Company repurchased 16,725 shares of common stock at an aggregate cost of $110,258. As of December 31, 2005, the remaining dollar value of shares that may be purchased under the share repurchase program was approximately $64,590.

Cash Dividends
      In the first quarter of 2005, the Company’s Board of Directors approved the initiation of a quarterly cash dividend of $.025 per common share. During 2005, the Company paid quarterly dividends of $22,637 and accrued $7,415 for dividends paid on January 31, 2006. These transactions were recorded in Capital in Excess of Par Value in the consolidated balance sheet for the year ended December 31, 2005. Subsequent to December 31, 2005, the Company’s Board of Directors approved a dividend payable on April 28, 2006 to shareholders of record at April 13, 2006.
Note Sixteen

Retirement Plans
      The Company has a non-contributory, defined benefit pension plan covering approximately 34% of United States employees (US Pension Plan), a supplemental retirement plan for certain current and former key employees (SERP), a supplemental retirement plan for officers and certain key employees (Senior SERP), and a retirement plan for certain non-employee directors (Directors’ Plan) (collectively, the “Plans”). The Company also provides a 401(k) employee savings plan.
      Effective January 1, 2001, the Company curtailed its US Pension Plan, SERP, Senior SERP and Directors’ Plan. As these plans have been frozen, the participants do not earn incremental benefits from additional years of service and the Company does not incur new service cost after December 31, 2000.
      Retirement benefits for the US Pension Plan are generally based on years of service and compensation. This contribution is an actuarially determined amount. Assets of the pension plan consist of core diversified and market-neutral hedge funds, fixed income investments and marketable equity securities, which complies with the funding requirements of the Employee Retirement Income Security Act of 1974.
      Retirement benefits under the SERP are based on years of service and average monthly compensation, reduced by benefits under the US Pension Plan and Social Security. The Senior SERP provides retirement benefits based on years of service and position. The Directors’ Plan provides for an annual benefit to directors following their retirement, based on a vesting schedule.
      Most foreign employees are covered by their respective foreign government-mandated or defined contribution plans which are adequately funded and are not considered significant to the financial condition or results of operations of the Company. The plans’ liabilities and their related costs are computed in accordance with the laws of the individual countries and appropriate actuarial practices.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The components of the Plans’ net periodic benefit cost for the years ended December 31 were as follows:

	2005	2004	2003

	(Restated)	(Restated)	(Restated)
	note 2	note 2	note 2
Interest cost on projected benefit obligation	$8,111	$9,160	$10,117
Actual return on plan assets	(7,226)	(10,690)	—
Expected return on plan assets	—	—	(6,808)
Settlement/curtailment charge	—	—	455
Amortization of prior service cost	183	183	183
Recognized net actuarial loss	8,124	693	7,990

	$9,192	$(654)	$11,937

Cumulative effect of accounting change	—	59,834	—

	$9,192	$59,180	$11,937

      The Plans’ funded status at December 31 was as follows (based on valuations as of September 30):

	2005	2004

	(Restated)	(Restated)
	note 2	note 2
Change in Benefit Obligation:
Benefit obligation at beginning of year	$139,742	$147,553
Interest cost	8,111	9,160
Actuarial loss	7,701	2,644
Benefits paid	(18,302)	(19,615)

Benefit obligation at end of year	$137,252	$139,742

Change in Plan Assets:
Fair value of plan assets at beginning of year	$88,550	$74,309
Actual return on plan assets	7,226	10,690
Employer contributions	3,753	23,787
Benefits paid, including expenses	(18,726)	(20,236)

Fair value of plan assets at end of year	$80,803	$88,550

Funded status of plan	$(56,449)	$(51,192)
Unrecognized prior service cost	807	990

Net amount recognized in the Consolidated Balance Sheet	$(55,642)	$(50,202)

Funding Summary:
Projected benefit obligations	$137,252	$139,742
Accumulated benefit obligation	$137,252	$139,742
Fair value of plan assets	$80,803	$88,550
Amounts recognized in the Consolidated Balance Sheet:
Accrued benefit liability	$(56,449)	$(51,192)
Intangible asset	807	990

Net amount recognized in the Consolidated Balance Sheet	$(55,642)	$(50,202)

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The retirement benefits under the SERP, Senior SERP and Directors’ Plan are unfunded obligations of the Company. As of December 31, 2005, the benefit obligation of the SERP, Senior SERP and Directors’ Plan is $31,272; however, the Company has purchased various life insurance policies on the participants in the Senior SERP with the intent to use the proceeds or any cash value buildup from such policies to assist in meeting, at least to the extent of such assets, the plan’s funding requirements. The face value of these insurance policies was $54,031 and the cash surrender value was $36,776 as of December 31, 2005. No loans are outstanding against the policies, but there are no restrictions in the policies regarding loans.
      Due to the Company’s change in accounting for gains and losses on pension plan assets and obligations effective January 1, 2004, the change in minimum liability included in Accumulated other comprehensive loss was a decrease of $59,834 in 2004. The Company recorded net pension (expense) income of $(9,192), $654 and ($11,937) for the years ended December 31, 2005, 2004 and 2003, respectively.
      The Plans’ weighted-average assumptions used to determine the benefit obligation and net benefit cost were as follows: The Company bases its discount rate used to compute future benefit obligations using an analysis of expected future benefit payments. The reasonableness of its discount rate is verified by comparing its rate to the rate earned on high-quality fixed income investments, such as the Moody’s Aa index, on high-quality fixed income investments plus 50 basis points. Discount rates used to determine pension obligations for the U.S. plans were 5.75%, 6.00% and 6.25% for the years ended 2005, 2004, and 2003, respectively. Because all of the Plans were curtailed effective January 1, 2001, the assumed rate of return on plan assets was not applicable to 2005 or 2004 as the Company now recognizes gains and losses on plan assets during the year in which they occur. The 9.0% assumed rate of return on plan assets during 2003 was a result of a high allocation of equity securities within the plan assets. Due to the curtailment of the Plans, the assumed rate of compensation increase is zero. In March 2004, the Company voluntarily contributed $20,000 to the frozen U.S. Pension Plan.

	2005	2004	2003

Discount rate used to determine obligations	5.75%	6.00%	6.25%
Assumed rate of return on plan assets	n/a	n/a	9.00%
Discount rate used to determine net periodic pension cost	6.00%	6.25%	7.00%
      The Plans’ weighted-average asset allocations at December 31 by asset category are as follows:

	2005	2004

Core diversified and market-neutral hedge funds	55%	55%
Fixed income investments	12%	12%
Equity securities(1)	33%	33%

Total	100%	100%

(1)	Equity securities do not include shares of Company common stock at December 31, 2005 or 2004.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The primary investment objective of the plan is to achieve a rate of investment return over time that will allow the plan to achieve a fully funded status, while maintaining prudent investment return volatility levels. In 2004, the investment strategy was revised to have a lower percentage invested in traditional equity securities and fixed income securities and instead include investments in hedge funds allowing for reduced volatility with limited reduction of returns. The Company has an asset allocation strategy of 35% traditional equity, 15% fixed income and 50% hedge funds. Allocations within the equity asset class are divided among large capitalization domestic equity (value and growth styles), small capitalization domestic equity (value and growth styles) and international equity. The large capitalization domestic equity may be further diversified between active and passive (index) management styles. The fixed income allocation is divided between cash and an intermediate-term investment grade bond portfolio. Based on this asset mix, the Company expects a long-term rate of return on plan assets of approximately 7.0% to 7.5%. The investment strategy is managed within ranges that are centered at specific allocation targets. The specific allocations within the strategy, as well as the individual asset class ranges are as follows:

Ranges

Large cap equity (value and growth)	10% - 25%
Small gap growth	5% - 10%
International equity	5% - 10%
Fixed income core bond	0% - 25%
Hedge funds:
Core diversified	15% - 35%
Market neutral	15% - 35%
Money market	0% - 1%
      The following benefit payments are expected to be paid:

2006(1)	$7,447
2007	6,590
2008	6,972
2009	7,405
2010	8,169
Years 2011 through 2015	$41,001

(1)	Included in the $7,447 expected benefit payments for 2006 is $3,936 the Company expects to contribute for the SERP, Senior SERP, and Directors’ Plan expected benefit payments.
      Effective January 1, 2004, the Company changed its method of accounting for gains and losses on its pension plan assets and obligations. Pursuant to this new accounting method, the Company recognizes pension related gains and losses in its consolidated statement of operations in the year such gains and losses are incurred. Prior to January 1, 2004, the Company amortized the difference between actual and expected investment returns and actuarial gains and losses over seven years (except to the extent that settlements with employees required earlier recognition). The Company believes this change in accounting is preferable as the new method of accounting better reflects the economic nature of the Company’s Plans and recognizes gains and losses on the Plan assets and obligations in the year the gains and losses occur. As a result of this accounting change, the Company recognized a cumulative effect charge of an accounting change of $36,636, net of tax of $23,198, as of January 1, 2004. This amount represents accumulated unrecognized net losses related to the pension plan assets and obligations.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company has an employee savings plan that qualifies under section 401(k) of the Internal Revenue Code for the exclusive benefit of its United States employees. Under the plan, participating employees may contribute a portion of their pretax and/or after tax income in accordance with specified guidelines up to a maximum of 50%. During 2005, the Company then matched a percentage of the employee contributions through contributions of cash. During 2004 and 2003, the Company matched employee contributions through contributions of the Company’s common stock. For each of the three years, the Company’s matching contribution was based upon the following:

Years of Vesting Service	Percentage of Deferred Compensation

0 - 5 years	75% of the first 6% of deferred compensation
6 - 10 years	110% of the first 6% of deferred compensation
11 or more years	135% of the first 6% of deferred compensation
      The amount of the Company’s matched contributions in 2005, 2004 and 2003 was $16,456, $18,127 and $17,378, respectively.
Note Seventeen

Segment Reporting
      The Company’s operations are both product based and geographically based, and the reportable operating segments presented below include the Company’s funeral and cemetery operations. The Company’s geographic areas include North America and Other Foreign.
      In 2005, Other Foreign consists of the Company’s operations in Singapore and Germany. In 2004, Other Foreign also included operations in France, which were disposed of in the first quarter of 2004. Results from the Company’s funeral and cemetery businesses in Argentina and Uruguay, which were sold in the first quarter of 2005, and its cemetery business in Chile, which was sold in the third quarter of 2005, are classified as discontinued operations for all periods presented. The Company conducts both funeral and cemetery operations in North America and funeral operations in Other Foreign geographic areas.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company’s reportable segment information is as follows:

			Reportable
	Funeral	Cemetery	Segments

	(Restated)	(Restated)	(Restated)
	note 2	note 2	note 2
2005
Revenues from external customers	$1,155,357	$560,380	$1,715,737
Interest expense	4,124	1,539	5,663
Depreciation and amortization	49,674	17,828	67,502
Gross profit	216,224	81,921	298,145
Total assets	3,360,546	3,600,473	6,961,019
Capital expenditures	$48,964	$46,756	$95,720
2004
Revenues from external customers	$1,259,821	$571,404	$1,831,225
Interest expense	4,326	1,480	5,806
Depreciation and amortization	59,654	66,498	126,152
Gross profit	227,812	102,202	330,014
Total assets	3,521,512	4,219,900	7,741,412
Capital expenditures	$36,155	$40,180	$76,335
2003
Revenues from external customers	$1,739,768	$573,409	$2,313,177
Interest expense	5,334	3,119	8,453
Depreciation and amortization	84,599	64,957	149,556
Gross profit	273,764	82,446	356,210
Total assets	3,715,538	3,382,975	7,098,513
Capital expenditures	$69,622	$43,872	$113,494

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table reconciles certain reportable segment amounts to the Company’s corresponding consolidated amounts:

	Reportable		Discontinued
	Segments	Corporate	Operations	Consolidated

	(Restated)			(Restated)
	note 2			note 2
2005
Revenue from external customers	$1,715,737	$—	$—	$1,715,737
Interest expense	5,663	98,070	—	103,733
Depreciation and amortization	67,502	20,383	—	87,885
Total assets	6,961,018	583,751	—	7,544,769
Capital expenditures	$95,720	$3,696	$—	$99,416
2004
Revenue from external customers	$1,831,225	$—	$—	$1,831,225
Interest expense	5,806	113,487	—	119,293
Depreciation and amortization	126,152	19,037	—	145,189
Total assets	7,741,412	470,290	15,452	8,227,154
Capital expenditures	$76,335	$19,284	$—	$95,619
2003
Revenue from external customers	$2,313,177	$—	$—	$2,313,177
Interest expense	8,453	131,511	—	139,964
Depreciation and amortization	149,556	11,887	—	161,443
Total assets	7,098,513	463,361	9,318	7,571,192
Capital expenditures	$113,494	$1,977	$—	$115,471
      The following table reconciles gross profits from reportable segments shown above to the Company’s consolidated income from continuing operations before income taxes and cumulative effects of accounting changes:

	2005	2004	2003

	(Restated)	(Restated)	(Restated)
	note 2	note 2	note 2
Gross profit from reportable segments	$298,145	$330,014	$356,210
General and administrative expenses	(84,834)	(130,884)	(178,127)
Gains and impairment (losses) on dispositions, net	(26,093)	25,797	50,677
Other operating expense	—	—	(9,004)

Operating income	187,218	224,927	219,756
Interest expense	(103,733)	(119,293)	(139,964)
Interest income	16,706	13,453	6,215
(Loss) gain on early extinguishment of debt	(14,258)	(16,770)	1,315
Other income	2,774	9,703	8,345

Income from continuing operations before income taxes and cumulative effects of accounting changes	$88,707	$112,020	$95,667

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company’s geographic area information was as follows:

	North	Other
	America	Foreign	Total

	(Restated)		(Restated)
	note 2		note 2
2005
Revenues from external customers	$1,703,944	$11,793	$1,715,737
Interest expense	103,733	—	103,733
Depreciation and amortization	87,469	416	87,885
Operating income	185,759	1,459	187,218
Gains and impairment (losses) on dispositions, net	(26,093)	—	(26,093)
Long-lived assets	$3,673,137	$6,160	$3,679,297
2004
Revenues from external customers	$1,690,263	$140,962	$1,831,225
Interest expense	119,174	119	119,293
Depreciation and amortization	144,326	863	145,189
Operating income	211,593	13,334	224,927
Gains and impairment (losses) on dispositions, net	25,705	92	25,797
Long-lived assets	$4,197,939	$91,400	$4,289,339
2003
Revenues from external customers	$1,716,050	$597,127	$2,313,177
Interest expense	137,749	2,215	139,964
Depreciation and amortization	161,013	430	161,443
Operating income	147,927	71,829	219,756
Gains and impairment (losses) on dispositions, net	51,411	(734)	50,677
Other operating expenses	(9,004)	—	(9,004)
Long-lived assets	$4,289,492	$456,882	$4,746,374
      Included in the North American figures above are the following United States amounts:

	2005	2004	2003

	(Restated)	(Restated)	(Restated)
	note 2	note 2	note 2
Revenues from external customers	$1,596,389	$1,583,979	$1,633,221
Operating income(1)	161,753	184,177	130,781
Long-lived assets	$3,433,506	$3,951,856	$4,130,177
      Included in the Other Foreign figures above are the following French amounts:

	2005	2004	2003

Revenues from external customers	$—	$127,282	$584,636
Operating income(1)	—	11,664	68,884
Long-lived assets	$—	$—	$364,570

(1)	Operating income includes $(27,597), $24,625 and $41,397 in Gains and impairment (losses) on dispositions, net and Other operating expenses in the United States and $0, $92 and ($734) in Gains and impairment (losses) on dispositions, net in France for the years ended December 31, 2005, 2004, and 2003, respectively.
      In 2004, the Company sold its funeral operations in France and obtained a 25% minority interest equity investment in the acquiring entity. The Company now accounts for its 25% ownership of France using the equity method of accounting.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      During 2005 and 2004, the Company divested certain North America and international funeral service locations and cemeteries. Certain of these divested operations do not qualify as discontinued operations under SFAS 144 and related guidance because either the divested operations were held for sale in accordance with previous accounting pronouncements related to dispositions or they do not meet the criteria as defined in SFAS 144 and related guidance. Summarized operating results of the Company’s divested operations are as follows:

	North America			Other Foreign

	2005	2004	2003	2005	2004	2003

Revenues:
Funeral	$36,287	$71,870	$96,538	$—	$127,282	$584,636
Cemetery	11,292	19,811	20,484	82	1,269	1,190

	$47,579	$91,681	$117,022	$82	$128,551	$585,826

Gross profit (loss):
Funeral	$1,714	$7,018	$8,788	$—	$11,572	$68,275
Cemetery	(1,671)	(1,060)	4,510	(40)	125	55

	$43	$5,958	$13,298	$(40)	$11,697	$68,330

	Total

	2005	2004	2003

Revenues:
Funeral	$36,287	$199,152	$681,174
Cemetery	11,374	21,080	21,674

	$47,661	$220,232	$702,848

Gross profit (loss):
Funeral	$1,714	$18,590	$77,063
Cemetery	(1,711)	(935)	4,565

	$3	$17,655	$81,628

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note Eighteen

Supplementary Information
      The detail of certain balance sheet accounts is as follows:

	December 31,

	2005	2004

Cash and cash equivalents:
Cash	$5,594	$4,692
Commercial paper and temporary investments	441,188	283,093

	$446,782	$287,785

Receivables, net:
Notes receivable	$16,099	$3,339
Atneed funeral receivables, net	66,884	77,195
Atneed cemetery receivables, net	2,949	16,532
Other	11,815	5,556

	$97,747	$102,622

Other current assets:
Deferred tax asset and income tax receivable	$18,499	$40,438
Prepaid insurance	3,407	3,720
Other	15,621	9,662

	$37,527	$53,820

Inventories:
Caskets, vaults, urns, markers and bases	$31,254	$31,898
Developed land, lawn crypts and mausoleums	37,073	49,628

	$68,327	$81,526

Cemetery property:
Undeveloped land	$1,107,259	$1,260,859
Developed land, lawn crypts and mausoleums	248,395	248,740

	$1,355,654	$1,509,599

	Restated
	(note 2)

Property and equipment:
Land	$289,800	$293,961
Buildings and improvements	1,009,453	1,014,034
Operating equipment	262,348	249,023
Leasehold improvements	24,627	28,354

	1,586,228	1,585,372
Less: accumulated depreciation	(636,054)	(606,511)

	$950,174	$978,861

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Restated
	(note 2)

Deferred charges and other assets:
Covenants-not-to-compete, net	$73,240	$77,549
Cemetery deferred selling expense, net	—	212,397
Funeral deferred selling expense, net	—	99,371
Investments, net	9,218	35,752
Restricted cash	12,056	26,707
Notes receivable, net	21,567	41,302
Other	133,500	138,761

	$249,581	$631,839

      Included in Receivables, net on the Company’s consolidated balance sheet is funeral and cemetery atneed allowances for doubtful accounts of approximately $11,835 and $12,572 at December 31, 2005 and 2004, respectively.
      Included in Receivables, net in the consolidated balance sheet is $131 and $138 of notes with employees of the Company and other related parties at December 31, 2005 and 2004, respectively. Interest rates on notes receivable range from 0% to 18% as of December 31, 2005.

	December 31,

	2005	2004

	(Restated)	(Restated)
	note 2	note 2
Accounts payable and accrued liabilities:
Accounts payable	$41,160	$46,271
Accrued compensation	57,528	31,296
Litigation matters	6,850	4,280
Restructuring liability	7,375	10,663
Accrued dividend	7,415	—
Accrued interest	17,149	19,883
Self insurance	49,084	47,480
Accrued trust expenses	13,101	4,704
Other accrued liabilities	32,031	56,658

	$231,693	$221,235

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,

	2005	2004

	(Restated)	(Restated)
	note 2	note 2
Other liabilities:
Accrued pension	$55,642	$50,556
Deferred compensation	11,352	17,729
Customer refund obligation reserve	66,118	74,410
Trust related debt	—	76,926
Tax liability	104,981	104,981
Indemnification liability	26,750	44,480
Other	62,142	68,216

	$326,985	$437,298

Goods and Services
      In prior periods, certain costs, specifically salaries and facility costs, were allocated based upon each of the respective segments’ revenue components within goods and services.
      During 2005, the Company has further refined its allocation of the costs described above to more accurately reflect the cost of goods and services for its funeral and cemetery segments. Such costs are now allocated based on an hourly factor which represents the average amount of time spent by employees when selling or providing goods and services to a consumer. The Company has made certain disclosure reclassifications to prior years to conform to the current period presentation. The disclosure reclassifications made to prior years to conform to the current period presentation have no effect on the Company’s consolidated financial position, results of operations or statement of cash flows.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The detail of certain income statement accounts is as follows for the years ended December 31,

	2005	2004	2003

	(Restated)	(Restated)	(Restated)
	note 2	note 2	note 2
North America good and services revenues
Goods
Funeral	$501,794	$505,170	$488,987
Cemetery	380,990	388,683	381,381

Total goods	882,784	893,853	870,368

Services
Funeral	613,430	585,854	626,487
Cemetery	146,035	141,934	146,574

Total services	759,465	727,788	773,061

North America goods and services revenues	1,642,249	1,621,641	1,643,429

International revenues	11,793	140,962	597,127
Other revenues	61,695	68,622	72,621

Total revenues	$1,715,737	$1,831,225	$2,313,177

North America goods and services costs
Goods
Funeral	$193,650	$190,971	$186,643
Cemetery	158,708	162,797	169,207

Total cost of goods	352,358	353,768	355,850

Services
Funeral	371,618	351,302	360,023
Cemetery	96,872	99,646	105,448

Total cost of services	468,490	450,948	465,471

North America goods and services costs	820,848	804,716	821,321

International costs and expenses	10,334	127,720	525,907
Overhead and other expenses	586,410	568,775	609,739

Total cost and expenses	$1,417,592	$1,501,211	$1,956,967

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Certain Non-Cash Transactions

	Years Ended December 31,

	2005	2004	2003

		(Restated)	(Restated)
		note 2	note 2
Changes to minimum liability under retirement plans	$—	$(36,636)	$81
Debenture conversions to common stock	$—	$217,154	$—
Common stock contributions to employee 401(k)	$—	$18,127	$17,378
StoneMor partnership units received in disposition	$5,900	$—	$—
Dividends accrued	$7,415	$—	$—
Note Nineteen

Earnings Per Share
      Basic (loss) earnings per common share (EPS) excludes dilution and is computed by dividing net (loss) income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other obligations to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the Company’s (losses) earnings.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A reconciliation of the numerators and denominators of the basic and diluted EPS for the three years ended December 31 is presented below:

	2005	2004	2003

	(Restated)	(Restated)	(Restated)
	note 2	note 2	note 2
	(In thousands, except per share
	amounts)
Income from continuing operations before cumulative effect of accounting changes (numerator):
Income from continuing operations before cumulative effect of accounting changes — basic	$55,474	$119,670	$69,265
After tax interest on convertible debt	—	6,400	—

Income from continuing operations before cumulative effect of accounting changes — diluted	$55,474	$126,070	$69,265

Net (loss) income (numerator):
Net (loss) income — basic	$(127,941)	$110,661	$85,074
After tax interest on convertible debt	—	6,400	—

Net (loss) income — diluted	$(127,941)	$117,061	$85,074

Weighted average shares (denominator):
Weighted average shares — basic	302,213	318,737	299,801
Stock options	4,399	4,091	989
Convertible debt	—	21,776	—
Restricted stock	133	71	—

Weighted average shares — diluted	306,745	344,675	300,790

Income per share from continuing operations before cumulative effect of accounting changes:
Basic	$.19	$.38	$.23
Diluted	$.18	$.37	$.23
Income per share from discontinued operations per share, net of tax:
Basic	$.01	$.13	$.05
Diluted	$.01	$.12	$.05
Cumulative effect of accounting changes per share, net of tax:
Basic	$(.62)	$(.16)	$—
Diluted	$(.61)	$(.15)	$—
Net (loss) income per share:
Basic	$(.42)	$.35	$.28
Diluted	$(.42)	$.34	$.28

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The computation of diluted (loss) earnings per share excludes outstanding stock options and convertible debt in certain periods in which the inclusion of such options and debt would be antidilutive in the periods presented. Total options and convertible debentures not currently included in the computation of dilutive (loss) earnings per share for the respective periods are as follows:

	2005	2004	2003

Antidilutive options	7,039	9,559	22,097
Antidilutive convertible debentures	644	859	47,096

Total common stock equivalents excluded from computations	7,683	10,418	69,193

Note Twenty

Gains and Impairment (Losses) on Dispositions, Net and Other Operating Expense
      As dispositions occur in the normal course of business, gains or losses on the sale of such businesses are recognized in the income statement line item Gains and impairment (losses) on disposition, net. Additionally, as dispositions occur pursuant to the Company’s ongoing asset sale programs, adjustments are made through this income statement line item to reflect the difference between actual proceeds received from the sale compared to the original estimates.
      Gains and impairments (losses) on dispositions, net consists of the following for the years ended December 31:

	2005	2004	2003

Gains on dispositions	$68,167	$66,966	$75,188
Impairment losses on assets held for sale	(105,867)	(49,970)	(38,247)
Changes to previously estimated impairment losses	11,607	8,801	13,736

	$(26,093)	$25,797	$50,677

      During the fourth quarter of 2005, the Company entered into negotiations to dispose of three cemetery locations in Maryland. Based on the terms of these negotiations, the Company recorded an impairment loss of $12,892.
      The Company incurred various charges related to impairment losses associated with planned divestitures of certain North America and international funeral service and cemetery businesses and reductions in the carrying values of equity investments from 1999 through 2002. The reserve activity for the years ended December 31, 2005 and 2004 is as follows:

2005 Activity

			Utilization for
			Year Ended
		Balance at	December 31, 2005		Balance at
	Original	December 31,			December 31,
	Charge Amount	2004	Cash	Non-cash	2005

Fourth quarter 1999 charges	$272,544	$10,801	$5,685	$(199)	$5,315
2001 charges	663,548	1,782	505	(127)	1,404
2002 charges	292,979	16,454	4,533	96	11,825

	$1,229,071	$29,037	$10,723	$(230)	$18,544

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2004 Activity

			Utilization for
			Year Ended
		Balance at	December 31, 2004		Balance at
	Original	December 31,			December 31,
	Charge Amount	2003	Cash	Non-cash	2004

Fourth quarter 1999 charges	$272,544	$18,282	$7,286	$195	$10,801
2001 charges	663,548	3,102	509	811	1,782
2002 charges	292,979	24,395	6,205	1,736	16,454

	$1,229,071	$45,779	$14,000	$2,742	$29,037

      The majority of the remaining balance at December 31, 2005 of these original charge amounts relates to actions already taken by the Company associated with severance costs and terminated consulting and/or covenant-not-to-compete contractual obligations, all of which will be paid by 2012. Of the $18,544 remaining liability at December 31, 2005, $5,822 is included in Accounts payable and accrued liabilities and $12,722 is included in Other liabilities in the consolidated balance sheet based on the expected timing of payments. The Company continues to adjust the estimates of certain items included in the original charge amounts as better estimates become available or actual divestitures occur.

Sale of Operations in Chile
      In September 2005, the Company completed the sale of its cemetery operations in Chile for proceeds of approximately $106,370. The Company received net cash proceeds of $90,421 upon completion of the sale and expects to receive additional cash proceeds of CLP 8,200,226 or approximately $15,949 in 2006. The Company recognized a pre-tax gain of $249 in Income from discontinued operations in its consolidated statement of operations as a result of this transaction. Included in this gain is a foreign currency gain of $618 on the expected cash proceeds.

Sales of Assets to StoneMor Partners LP
      In November 2005, the Company sold 21 cemeteries and six funeral homes to StoneMor Partners LP for $12,748. In the third quarter of 2005, the Company had classified these properties as held for sale and recorded an impairment charge in (Loss) gain on early extinguishment of debt, net in its consolidated statement of operations of approximately $19,589, net of a tax benefit of $10,450 in its consolidated statement of operations. In connection with this sale, the Company received $6,848 in cash and 280,952 StoneMor Limited Partner units, valued at $5,900 in November of 2005. The StoneMor Limited Partner units are recorded at cost in Other current assets in the consolidated balance sheet at December 31, 2005. Subsequent to December 31, 2005, the Company disposed of its investment in StoneMor Limited Partners LP units for $6,026, resulting in a pretax gain of $126.

Sale of Argentina and Uruguay Operations
      During the second quarter of 2004, the Company recorded an impairment of its funeral and cemetery operations in Argentina totaling $15,189 in Income from discontinued operations in its consolidated statement of operations. As a result of the sale of the Argentina and Uruguay businesses in the first quarter of 2005, the Company recorded a gain of $2,041 in Income from discontinued operations in the consolidated statement of operations for the year ended December 31, 2004 associated with the revised estimated fair value. The new carrying amount reflected the fair value based on then-current market conditions less estimated costs to sell. Additionally, the Company recognized a non-cash tax benefit of $49,236 in discontinued operations during the second quarter of 2004, which represents the reduction of a previously recorded valuation allowance. The Company also recognized an additional tax benefit of $2,629

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
in discontinued operations during the fourth quarter of 2004, which represents the revised estimated fair value and differences between book and tax bases. In the first quarter of 2005, the Company received proceeds of $21,597 related to the sale of its former operations in Argentina and Uruguay.

Sale of French Operations
      In March 2004, the Company sold 100% of the stock of its French subsidiary to a newly formed company (NEWCO). In connection with this sale, the Company acquired a 25% share of the voting interest of NEWCO, received cash proceeds of $281,667, net of transaction costs, and received a note receivable in the amount of EUR 10,000. Also received in this transaction were EUR 15,000 of preferred equity certificates and EUR 5,955 of convertible preferred equity certificates. The sale of stock of the Company’s French subsidiary in March 2004 resulted in a pretax gain of $12,639 and a non-cash tax benefit of $24,929 (described below), resulting in an after tax gain of $37,568. The Company accounted for the sale of its French subsidiary in accordance with the guidance set forth in EITF 01-2, “Interpretations of APB Opinion No. 29”, Issues 8(a) and 8(b). Consequently, the Company deferred approximately 25% of the gain associated with the sale of its French subsidiary representing the economic interest it obtained in that subsidiary through its ownership of approximately 25% of NEWCO.
      In July 2004, the Company paid $6,219 pursuant to the joint venture agreement, as a purchase price adjustment, which reduced the pretax gain to $6,420 and reduced the after tax gain to $33,624 as summarized below.

	Original
	Calculation	Adjustment in
	Q1 2004	Q2 2004	Total

Pretax gain (loss)	$12,639	$(6,219)	$6,420
Tax benefit	(24,929)	(2,275)	(27,204)

After tax gain (loss)	$37,568	$(3,944)	$33,624

      The $24,929 non-cash tax benefit associated with the sale of the Company’s French subsidiary is primarily attributable to the reduction of $18,610 of tax accruals, which were accrued as an indemnification liability upon the sale of the Company’s French subsidiary. The remaining amount of $6,319 was a non-cash tax benefit associated with the difference between book and tax bases.
      Included in the pretax gain, the Company recognized $35,768 of contractual obligations related to representation and warranties and other indemnifications resulting from the joint venture contract. During 2004, $2,400 in charges were applied to the indemnification and related primarily to foreign taxes and legal expenses. The Company applied $2,105 to the indemnifications during 2005. In the fourth quarter of 2005, the Company released tax indemnification liabilities of approximately $7,125. For more information regarding these representations and warranties and other indemnifications, see note fourteen. Also, goodwill in the amount of $23,467 was removed from the Company’s consolidated balance sheet as a result of this transaction.
      NEWCO completed refinancings in May 2005 and July 2005 in order to reduce its cost of debt. Included in this refinancing was the repayment of the note payable to the Company plus interest and the redemption of the Company’s investment in preferred equity certificates and convertible preferred equity certificates and associated interest, which were received in the original disposition. In the second quarter of 2005, the Company received $32,070 related to the note payable and preferred equity certificates with associated interest of $3,064. In the third quarter of 2005, the Company received additional proceeds of $7,604 on convertible preferred equity certificates. The Company’s investment in common stock and 25% voting interest remain unchanged following this transaction.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Proceeds from Investment in United Kingdom Company and Others
      During the second quarter of 2004, the Company received proceeds of $53,839 from the sale of its minority interest equity investment in the United Kingdom and the prepayment of its note receivable, with accrued interest, following a successful public offering transaction of its United Kingdom company.
      Associated with the disposition, the Company recognized income of $41,163, recorded in Gains and impairment (losses) on dispositions, net, in the consolidated statement of operations ($27,179 to adjust the carrying amount of the receivable from its former United Kingdom company to its realizable value and $13,984 as a pretax gain as a result of the sale). This pretax gain was reduced by an accrual for the tax-related indemnification liabilities of $8,000. In addition, the Company recognized interest income on the receivable in the amount of $4,478 and a foreign currency gain of $198 recorded in Other income, net in the consolidated statement of operations and recognized a non-cash tax benefit of $8,000 recorded in Gains and impairment (losses) on disposition, net in the consolidated statement of operations. This pretax gain is attributable to the reduction of the tax related accrual upon the release of a contingency, which was accrued as an indemnification liability in the second quarter of 2004.
      The most significant items in 2003 related to the Company selling its equity investments in Australia and Spain for gains of $45,776 and $8,090, respectively.

Other Operating Expense
      For the year ended December 31, 2003, the Company recorded Other operating expenses of $9,004, primarily consisting of $6,859 of severance costs for former employees. The charges related to 350 employees involuntarily terminated in North America, were in accordance with the Company’s existing post-employment severance policies.
Note Twenty-One

Discontinued Operations
      During the first quarter of 2005, the Company disposed of its funeral and cemetery operations in Argentina and Uruguay. During the third quarter of 2005, the Company also disposed of its cemetery operations in Chile. Accordingly, the operations in these countries are classified as discontinued operations for all periods presented.

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company has fully hedged an income tax receivable denominated in Chilean pesos; therefore, the Company has no foreign exchange rate risk associated with this receivable. The fair market value hedge, which is effective, is recorded at market value at December 31, 2005. Currency fluctuations associated with this hedge resulted in a gain of $389, net of a tax provision of $229, which is included in Income from discontinued operations in the Company’s consolidated statement of operations for the year ended December 31, 2005. This hedge will expire June 30, 2006. For more information on this hedge, see note twelve to these consolidated financial statements. The provision for income taxes during 2005 was negatively impacted by differences between book and tax bases related to the sale of the Company’s operations in Chile. The benefit for income taxes in 2004 includes a non-cash tax benefit of $49,236, which represents the reduction of a previously recorded valuation allowance related to the sale of the Company’s operations in Argentina. The results of the Company’s discontinued operations for the years ended December 31, 2005, 2004 and 2003 were as follows:

	Years Ended December 31,

	2005	2004	2003

Revenues	$22,891	$44,519	$38,111
Gains and impairment (losses) on dispositions, net	249	(13,148)	34
Costs and other expenses	(14,253)	(38,962)	(20,460)

Income (loss) from discontinued operations before income taxes	8,887	(7,591)	17,685
(Provision) benefit for income taxes	(4,764)	49,175	(1,876)

Income from discontinued operations	$4,123	$41,584	$15,809

      As of December 31, 2005, the Company had no assets or liabilities related to discontinued operations. Net (liabilities) and assets of discontinued operations at December 31, 2004 were as follows:

Assets:
Receivables, net of allowances	$3,084
Other current assets	8,001
Preneed cemetery receivables and trust investments	1,412
Property, plant and equipment, at cost, net	571
Deferred charges and other assets	2,384

Total assets	15,452

Liabilities:
Accounts payable	(901)
Accrued liabilities and other current liabilities	(6,210)
Deferred income taxes	(13,190)
Other liabilities and deferred credits	(45,035)

Total liabilities	(65,336)

Net liabilities of discontinued operations	(49,884)
Foreign currency translation	67,213

Net assets of discontinued operations, net of foreign currency translation	$17,329

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note Twenty-Two

Quarterly Financial Data (Unaudited)
      The Company is restating herein its unaudited quarterly financial data for each of the interim periods of 2005 and 2004. See note two to the consolidated financial statements for further information relating to this restatement.
      Quarterly financial data for 2005 and 2004 is as follows:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter

	As	As	As	As	As	As	As	As
	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated

		Note 2		Note 2		Note 2		Note 2
2005
Revenues	$447,442	447,442	$431,710	431,842	$406,369	$406,369	$430,084	$430,084
Costs and expenses	(350,215)	(349,642)	(359,367)	(358,798)	(348,094)	(347,526)	(359,102)	(361,626)
Gross profits	97,227	97,800	72,343	73,044	58,275	58,843	70,982	68,458
Operating income	71,770	72,352	54,377	55,087	11,076	11,653	50,699	48,126
Income (loss) from continuing operations before income taxes and cumulative effect of accounting change	48,755	48,988	19,916	20,277	(10,302)	(10,074)	32,438	29,516
(Provision) benefit for income taxes	(17,338)	(17,520)	(9,324)	(9,553)	1,131	885	(8,591)	(7,045)
Income (loss) from continuing operations before cumulative effect of accounting change	31,417	31,468	10,592	10,724	(9,171)	(9,189)	23,847	22,471
Cumulative effect of accounting change	(187,538)	(187,538)	—	—	—	—	—
Net (loss) income	(154,946)	(154,895)	13,705	13,837	(9,634)	(9,652)	24,145	22,769
(Loss) earnings per share:
Basic — EPS	(.49)	(.49)	.05	.05	(.03)	(.03)	.08	.08
Diluted — EPS	(.49)	(.49)	.04	.05	(.03)	(.03)	.08	.07

SERVICE CORPORATION INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter

	As	As	As	As	As	As	As	As
	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated

		Note 2		Note 2		Note 2		Note 2
2004
Revenues	$581,671	$581,671	$425,740	$425,740	$397,186	$397,186	$426,628	$426,628
Costs and expenses	(467,707)	(467,336)	(353,686)	(353,315)	(328,891)	(328,519)	(352,412)	(352,041)
Gross profits	113,964	114,335	72,054	72,425	68,295	68,667	74,216	74,587
Operating income	97,728	98,102	49,543	49,917	39,716	40,091	36,443	36,817
Income from continuing operations before income taxes and cumulative effects of accounting changes	72,226	72,255	2,784	2,812	17,362	17,391	19,534	19,562
Benefit (provision) for income taxes	4,184	4,092	7,329	7,264	(4,336)	(4,526)	1,017	820
Income from continuing operations before cumulative effects of accounting changes	76,410	76,347	10,113	10,076	13,026	12,865	20,551	20,382
Cumulative effects of accounting changes	(47,556)	(50,593)	—	—	—	—	—	—
Net income	30,136	27,036	42,952	42,915	13,876	13,715	27,164	26,995
Earnings per share:
Basic — EPS	.10	.09	.14	.14	.04	.04	.08	.08
Diluted — EPS	.10	.09	.14	.14	.04	.04	.08	.08

SERVICE CORPORATION INTERNATIONAL
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
Three Years Ended December 31, 2005

		Charged	Charged
	Balance at	(Credited) to	(Credited) to		Balance At
	Beginning	Costs and	Other		End Of
Description	of Period	Expenses	Accounts(2)	Write-Offs(1)	Period

Current provision:
Allowance for doubtful accounts:
Year ended December 31, 2005	$12,572	$9,470	$(39)	$(10,168)	$11,835
Year ended December 31, 2004	15,348	(3,376)	8,757	(8,157)	12,572
Year ended December 31, 2003	22,697	7,627	(720)	(14,256)	15,348
Due After One Year:
Allowance for doubtful accounts:
Year ended December 31, 2005	$33,362	$(111)	$(25,939)	$—	$7,312
Year ended December 31, 2004	55,029	(21,502)	(165)	—	33,362
Year ended December 31, 2003	29,030	1,813	24,675	(489)	55,029
Preneed Funeral and Preneed Cemetery Asset:
Year ended December 31, 2005	$53,340	$(749)	$7,767	$—	$60,358
Year ended December 31, 2004	387,150	(17,772)	(316,038)	—	53,340
Year ended December 31, 2003	357,761	17,466	11,923	—	387,150
Deferred Preneed Funeral and Cemetery Revenue:
Year ended December 31, 2005	$(112,290)	$—	$288	$—	$(112,002)
Year ended December 31, 2004	(369,980)	—	257,690	—	(112,290)
Year ended December 31, 2003	(339,339)	—	(30,641)	—	(369,980)
Deferred Tax Valuation Allowance:
Year ended December 31, 2005	$43,908	$(9,079)	$—	$—	$34,829
Year ended December 31, 2004	35,859	8,049	—	—	43,908
Year ended December 31, 2003	156,372	2,966	(123,479)	—	35,859

(1)	Uncollected receivables written off, net of recoveries.

(2)	Primarily relates to cumulative effect of accounting change and acquisitions and dispositions of operations. Deferred tax valuation allowance in 2003 was reclassified to other deferred tax liabilities with no change to net deferred income taxes.

ALDERWOODS GROUP, INC.
CONSOLIDATED BALANCE SHEETS
Expressed in thousands of dollars
except number of shares

	June 17,	December 31,
	2006	2005

	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$8,400	$7,455
Receivables, net of allowances	51,244	52,862
Inventories	15,282	15,784
Other	8,325	6,885

	83,251	82,986
Pre-need funeral receivables and trust investments	338,052	334,427
Pre-need cemetery receivables and trust investments	301,621	307,322
Cemetery property	116,096	116,467
Property and equipment	540,954	542,901
Insurance invested assets	298,392	294,598
Deferred income tax assets	19,477	13,057
Goodwill	295,913	295,890
Cemetery perpetual care trust investments	243,980	243,805
Other assets	43,053	42,850

	$2,280,789	$2,274,303

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$113,984	$119,734
Current maturities of long-term debt	2,271	2,435

	116,255	122,169
Long-term debt	355,958	371,040
Deferred pre-need funeral and cemetery contract revenue	75,830	91,618
Non-controlling interest in funeral and cemetery trusts	564,447	548,497
Insurance policy liabilities	285,701	266,729
Deferred income tax liabilities	10,744	10,552
Other liabilities	28,471	21,983

	1,437,406	1,432,588

Non-controlling interest in perpetual care trusts	245,221	243,962
Stockholders’ equity
Common stock, $0.01 par value, 100,000,000 shares authorized, 40,674,363 issued and outstanding (December 31, 2005 — 40,458,864)	407	405
Capital in excess of par value	745,670	743,126
Accumulated deficit	(167,749)	(172,405)
Accumulated other comprehensive income	19,834	26,627

	598,162	597,753

	$2,280,789	$2,274,303

See accompanying notes to the interim consolidated financial statements

ALDERWOODS GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
Expressed in thousands of dollars
except per share amounts and number of shares

	12 Weeks Ended		24 Weeks Ended

	June 17,	June 18,	June 17,	June 18,
	2006	2005	2006	2005

Revenue
Funeral	$107,522	$110,501	$228,653	$234,514
Cemetery	41,505	43,914	79,336	82,218
Insurance	23,417	22,363	46,272	43,931

	172,444	176,778	354,261	360,663

Costs and expenses
Funeral	87,421	90,416	182,783	184,529
Cemetery	35,281	36,640	68,438	69,824
Insurance	22,282	21,532	44,189	41,818

	144,984	148,588	295,410	296,171

	27,460	28,190	58,851	64,492
General and administrative expenses	18,042	1,702	32,557	12,346
Provision for asset impairment	—	(408)	—	(1,627)

	18,042	1,294	32,557	10,719

Income from operations	9,418	26,896	26,294	53,773
Interest on long-term debt (Note 3)	6,471	7,013	12,949	14,528
Other expense (income), net	285	(44)	129	(5,843)

Income before income taxes	2,662	19,927	13,216	45,088
Income taxes	2,509	7,001	7,318	18,193

Income from continuing operations	153	12,926	5,898	26,895
Loss from discontinued operations (Note 10)	—	(845)	—	(1,678)

Income before cumulative effect of change in accounting principle	153	12,081	5,898	25,217
Cumulative effect of change in accounting principle	—	—	(1,242)	—

Net income	$153	$12,081	$4,656	$25,217

Basic earnings per Common share:
Income from continuing operations	$—	$0.32	$0.15	$0.67
Loss from discontinued operations	—	(0.02)	—	(0.04)
Cumulative effect of change in accounting principle	—	—	(0.03)	—

Net income	$—	$0.30	$0.12	$0.63

Diluted earnings per Common share:
Income from continuing operations	$—	$0.31	$0.14	$0.65
Loss from discontinued operations	—	(0.02)	—	(0.04)
Cumulative effect of change in accounting principle	—	—	(0.03)	—

Net income	$—	$0.29	$0.11	$0.61

Basic weighted average number of shares outstanding (thousands)	40,652	40,108	40,559	40,078

Diluted weighted average number of shares outstanding (thousands)	42,677	41,390	42,422	41,375

See accompanying notes to the interim consolidated financial statements

ALDERWOODS GROUP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (unaudited)
Expressed in thousands of dollars except number of shares

					Accumulated
		Common	Capital in		Other
		Stock Par	Excess of	Accumulated	Comprehensive
	Shares	Value	Par Value	Deficit	Income	Total

Balance at December 31, 2005	40,458,864	$405	$743,126	$(172,405)	$26,627	$597,753
Comprehensive income:
Net income				4,656		4,656
Other comprehensive income (loss):
Foreign currency translation adjustment, net of income taxes of $nil					3,110	3,110
Unrealized loss on insurance invested assets, net of tax recovery of $5,419					(10,064)	(10,064)
Unrealized loss on derivatives, net of income taxes of $nil					805	805
Less: reclassification adjustments for realized gains on derivatives included in net income, net of income taxes of $nil					(644)	(644)

Comprehensive loss						(2,137)
Stock-based compensation			1,596			1,596
Common stock issued:
Stock issued as compensation in lieu of cash	7,999		152			152
Stock issued under equity incentive plan	207,500	2	796			798

Balance at June 17, 2006	40,674,363	$407	$745,670	$(167,749)	$19,834	$598,162

See accompanying notes to the interim consolidated financial statements

ALDERWOODS GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
Expressed in thousands of dollars

	12 Weeks Ended		24 Weeks Ended

	June 17,	June 18,	June 17,	June 18,
	2006	2005	2006	2005

CASH PROVIDED BY (APPLIED TO)
Operations
Net income	$153	$12,081	$4,656	$25,217
Loss from discontinued operations, net of tax	—	845	—	1,678
Cumulative effect of change in accounting principle	—	—	1,242	—
Items not affecting cash
Depreciation and amortization	9,756	10,958	19,266	21,095
Amortization of debt issue costs	453	745	908	1,650
Stock-based compensation	708	—	1,596	—
Insurance policy benefit reserves	11,047	12,088	20,000	22,652
Provision for asset impairment	—	(408)	—	(1,627)
Gain on disposal of business assets	(774)	(72)	(958)	(5,903)
Deferred income taxes	469	6,303	(256)	12,749
Premium on long-term debt repurchase	—	—	—	282
Other, including net changes in other non-cash balances	(1,942)	(13,824)	(6,130)	(6,852)

Net cash provided by continuing operations	19,870	28,716	40,324	70,941
Net cash used in discontinued operations	—	(811)	—	(601)

	19,870	27,905	40,324	70,340

Investing
Proceeds on disposition of business assets	872	670	2,907	11,158
Purchase of property and equipment	(4,718)	(11,709)	(9,473)	(16,314)
Purchase of insurance invested assets	(20,270)	(17,170)	(43,635)	(65,231)
Proceeds on disposition and maturities of insurance invested assets	9,301	9,712	25,276	47,491

Net cash used in continuing operations	(14,815)	(18,497)	(24,925)	(22,896)
Net cash provided by discontinued operations	—	6,744	—	7,906

	(14,815)	(11,753)	(24,925)	(14,990)

Financing
Increase in long-term debt	—	—	—	5,151
Repayment of long-term debt	(5,521)	(22,136)	(15,247)	(59,208)
Issuance of Common stock	726	1,107	793	1,375

Net cash used in continuing operations	(4,795)	(21,029)	(14,454)	(52,682)
Net cash used in discontinued operations	—	(11)	—	(57)

	(4,795)	(21,040)	(14,454)	(52,739)

Increase (decrease) in cash and cash equivalents	260	(4,888)	945	2,611
Cash and cash equivalents, beginning of period	8,140	16,878	7,455	9,379

Cash and cash equivalents, end of period	$8,400	$11,990	$8,400	$11,990

See accompanying notes to the interim consolidated financial statements

ALDERWOODS GROUP, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 1.	NATURE OF OPERATIONS
      Alderwoods Group, Inc., a Delaware corporation (“Alderwoods Group” and, together with its subsidiaries unless the context otherwise requires, the “Company”), is the second-largest operator of funeral homes and cemeteries in North America based on total revenue and number of locations. As of June 17, 2006, the Company operated 579 funeral homes, 72 cemeteries and 61 combination funeral homes and cemeteries throughout North America.
      The Company’s funeral operations encompass making funeral and cremation arrangements on an at-need or pre-need basis. The Company’s funeral operations offer a full range of funeral services, including the collection of remains, registration of death, professional embalming, use of funeral home facilities, sale of caskets and other merchandise and transportation to a place of worship, funeral chapel, cemetery or crematorium.
      The Company’s cemetery operations assist families in making burial arrangements and offer a complete line of cemetery products (including a selection of burial spaces, burial vaults, lawn crypts, caskets, memorials, niches, mausoleum crypts and other merchandise), the opening and closing of graves and cremation services.
      The Company’s insurance operations sell a variety of insurance products, primarily to fund pre-need funeral services.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation
      The interim consolidated financial statements include the accounts of the Company, its subsidiary companies and operations controlled by the Company through sales and management agreements. All subsidiaries are wholly owned, except for a few companies with small minority interests. The interim consolidated financial statements also include the accounts of the funeral trusts, cemetery merchandise and service trusts and perpetual care trusts, and several pooled investment funds created for such trusts in which the Company has a variable interest and is the primary beneficiary.
      All significant inter-entity balances and transactions have been eliminated in the interim consolidated financial statements. The interim consolidated financial statements have been prepared using the United States dollar and are presented in accordance with United States generally accepted accounting principles (“GAAP”).
      The interim consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, which in management’s opinion are necessary for a fair presentation of the financial results as of June 17, 2006, and for the 12 and 24 weeks ended June 17, 2006, and June 18, 2005. The interim consolidated financial statements have been prepared on a basis consistent with the accounting policies described in the Company’s Annual Report on Form 10-K for the 52 weeks ended December 31, 2005, as filed with the U.S. Securities and Exchange Commission (“SEC”) and should be read in conjunction therewith.
      The results of operations for interim periods are not necessarily indicative of the results that may be expected for the full fiscal year or for any other interim period.

ALDERWOODS GROUP, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)
(Tabular amounts expressed in thousands of dollars except per share amounts)

Use of estimates
      The preparation of the interim consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. As a result, actual amounts could significantly differ from those estimates.

Stock-based compensation plans
Director Compensation Plan
      Pursuant to the Company’s Director Compensation Plan (the “Director Compensation Plan”), each director of the Company who is not an employee of the Company or any of its subsidiaries has the option of receiving his or her annual base retainer and attendance fees in cash, Common Stock or a combination thereof. Further, each participant may elect to have Common Stock paid in the form of deferred Common Stock (“Deferred Stock”), which will be credited to a booking account in the name of the participant. The Deferred Stock is subject to a deferral period during which the participant has no right to transfer any rights under his or her Deferred Stock and has no other rights of ownership therein. The Company has reserved 100,000 shares of Common Stock for issuance as compensation in lieu of cash under the Director Compensation Plan.
Employee Stock Purchase Plan
      In 2005, the Company’s shareholders approved the adoption of a compensatory employee stock purchase plan to provide for the purchase on the open market of up to a maximum of 1,100,000 shares of Common Stock of the Company. Eligible employees may authorize payroll deductions of up to 5% of their regular base salary to purchase shares of Common Stock of the Company on the open market on a monthly basis. The Company will make a cash contribution to purchase shares of Common Stock of the Company as additional compensation to each participant equal to 50% of the employee’s contribution for that month. For the 12 weeks ended June 17, 2006, a total of 19,062 shares were purchased and distributed to employees at an average price of $19.27 per share and compensation expense of $122,000 was incurred. For the 24 weeks ended June 17, 2006, a total of 47,096 shares were purchased and distributed to employees at an average price of $17.70 per share and compensation expense of $277,000 was incurred.
      2005-2007 Executive Strategic Incentive Plan
      The 2005-2007 Executive Strategic Incentive Plan, approved by the Board of Directors on July 21, 2005, is a performance based compensation plan designed to motivate and reward the senior management team for achieving shareholder value objectives. The plan provides cash awards to the senior executives based on the Company’s Common Stock reaching the threshold of an average price of $17.00 for the period from December 1, 2007 to December 31, 2007. The amount of the cash award increases the more the stock price exceeds the $17.00 threshold target price. Each participant will be assigned a percentage share of an aggregate cash award incentive pool. Achieving an average stock price of $17.00 results in an aggregate cash award of $5,600,000. Achieving an average stock price of $18.00 results in an aggregate cash award of $8,000,000. The aggregate cash award increases by $1.6 million for every $1.00 in appreciation of the average stock price beyond $18.00. In the event of a change in control of the Company, the cash awards would be calculated based upon the stock price on the date of the change in control and become payable within 30 days of the change in control.

ALDERWOODS GROUP, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)
(Tabular amounts expressed in thousands of dollars except per share amounts)
2005 Equity Incentive Plan
      In April of 2005, the Company’s shareholders approved the 2005 Equity Incentive Plan that permits the grant of (i) options to the employees and members of the Company’s Board of Directors, with or without tandem appreciation rights, and (ii) restricted Common Stock units. A total of 1,800,000 shares of Common Stock are reserved for grant under the plan. Stock options are granted with an exercise price equal to the Common Stock’s fair market value on the date of the grant. Stock options granted to date have a 3-year vesting period and vest at a rate of 25% on the first, 25% on the second and 50% on the third anniversaries of the date of grant.
      The tandem appreciation rights entitle the employee to exchange the employee’s option right for a number of shares equal in value to the appreciated value of the options. The exchange of the option for the tandem appreciation right requires an immediate exercise of the tandem appreciation right and will cause the immediate termination of the related option right. An exchange of an option right for a tandem appreciation right may only be made when the relevant option is otherwise exercisable. Although the options granted had an exercise price equal to or greater than the market value of the underlying Common Stock on the grant date, the number of shares to be issued upon exercise is not determinable as it is dependent upon the exchange of the option for a tandem appreciation right.
      The restricted Common Stock units granted to date do not vest for the first three years following the date of grant. Thereafter, the restricted Common Stock units vest during years 3 to 10 based upon the share price of the Company’s Common Stock. After three years of service, the restricted Common Stock units vest 70% at a $17 share price, and an additional 15% at a $17.50 share price and the final 15% at an $18 share price. Once granted, the restricted Common Stock units are not included in total shares outstanding and are not included in the weighted average number of common shares outstanding in each period used to calculate basic earnings per share until vested.
2002 Equity Incentive Plan
      On January 2, 2002 the Company implemented the 2002 Equity Incentive Plan that permits the grants of stock options to the employees and members of the Company’s Board of Directors. A total of 4,500,000 shares of Common Stock are reserved for grant under the plan. Stock options are granted with an exercise price equal to the stock’s fair market value at the date of grant. Except in certain cases, stock options have a 3-year vesting period and vest at a rate of 25% on the first, 25% on the second and 50% on the third anniversaries of the date of grant.

Equity incentive plans and change in accounting policy
      Prior to January 1, 2006, the Company accounted for employee stock-based awards under the intrinsic value method, which followed the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard No. 123R, “Share-Based Payment” (“SFAS 123R”). SFAS 123R requires measurement of compensation cost for employee stock-based awards based upon fair value over the requisite service period for awards expected to vest. Furthermore, under SFAS 123R, liability based awards are recorded at fair value through to their settlement date.
      Pursuant to the provisions of SFAS 123R, the Company applied the modified-prospective transition method. Under this method, the fair value provisions of SFAS 123R are applied to new employee share-based payment awards granted or awards modified, repurchased or cancelled after December 31, 2005. Measurement and attribution of compensation cost for unvested awards at December 31, 2005, granted

ALDERWOODS GROUP, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)
(Tabular amounts expressed in thousands of dollars except per share amounts)
prior to the adoption of SFAS 123R, are recognized based upon the provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), after adjustment for estimated forfeitures. Accordingly, SFAS 123R no longer permits pro-forma disclosure for income statement periods after December 31, 2005 and compensation expense will be recognized for all share-based payments earned after December 31, 2005 based on grant-date fair value.
      The fair value of restricted stock units and the fair value of stock options are determined using the Black-Scholes valuation model, which is consistent with the valuation techniques previously utilized for options in the footnote disclosures required under SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. The Company recorded stock-based compensation expense for equity incentive plans of $708,000 and $1,596,000 for the 12 and 24 weeks ended June 17, 2006, respectively. This resulted in an adjustment to operating cash flows of $708,000 and $1,596,000 in the 12 and 24 weeks ended June 17, 2006, respectively. The tax benefit associated with compensation expense for the 12 weeks and 24 weeks ended June 17, 2006 is not significant and no option value has been capitalized.

Executive strategic incentive plan
      Prior to the implementation of SFAS 123R, no compensation expense was recorded in the 52 weeks ended December 31, 2005 as the stock price at December 31, 2005 was less than the threshold target price for the Executive Strategic Incentive Plan.
      With the adoption of SFAS 123R, this incentive plan is classified as a liability based award resulting in the measurement of the estimated fair value at each reporting date, until December 31, 2007 when the actual liability is determined and the award is settled. The Company records an expense equal to the portion of the fair value relative to the vesting term of the plan. The Company determines the fair value using a Monte Carlo model. This model uses term-to-expiry and stock price assumptions as at the measurement date, together with expected volatility, risk-free interest rate and dividend yield assumptions consistent with the valuation of the Company’s stock options. The adoption of SFAS 123R resulted in a cumulative effect of change in accounting principle of $1,242,000, which reflects the estimated accrued liability as of January 1, 2006 (fair value of $6,624,000, based on a stock price of $15.87), the adoption date of SFAS 123R. Compensation expense of $1,511,000 and $2,964,000 in the 12 weeks and 24 weeks ended June 17, 2006, respectively, reflects the estimated accrued liability as of June 17, 2006 of $4,206,000 (fair value of $11,216,000, based on a stock price of $19.39).

Pro-forma disclosure
      As a result of the adoption of SFAS 123R, for the 12 weeks ended June 17, 2006, income from continuing operations before income taxes was reduced by $2,208,000, income from continuing operations was reduced by $2,117,000, and net income was reduced by $2,117,000. For the 24 weeks ended June 17, 2006, income from continuing operations before income tax was reduced by $4,092,000, income from continuing operations was reduced by $4,068,000, and net income was reduced by $5,310,000. Basic and diluted earnings per share were both reduced by $0.05 and $0.13 for the 12 and 24 weeks ended June 17, 2006, respectively.

ALDERWOODS GROUP, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)
(Tabular amounts expressed in thousands of dollars except per share amounts)
      As the Company adopted the modified prospective-transition method of SFAS 123R, results for the 12 and 24 weeks ended June 18, 2005 have not been restated. If prior to December 31, 2005, the Company had elected to recognize compensation expense for its stock option plans, based on the fair value of the awards at the grant dates in accordance with SFAS 123, net income and basic and diluted earnings per share would have changed for the 12 and 24 weeks ended June 18, 2005 to the following pro-forma amounts:

	12 Weeks Ended	24 Weeks Ended
	June 18, 2005	June 18, 2005

Net income, as reported	$12,081	$25,217
Total stock-based employee compensation expense determined under fair value-based method, net of tax	(382)	(948)

Pro forma net income	$11,699	$24,269

Net income per Common share:
Basic, as reported	$0.30	$0.63
Basic, pro forma	0.29	0.61
Diluted, as reported	0.29	0.61
Diluted, pro forma	0.28	0.59
      The following is a summary of the total number of outstanding stock options and restricted Common Stock units under both plans:

			Outstanding Non vested
	Outstanding	Weighted Average	Restricted Common	Weighted Average
	Options	Exercise Price	Stock Units	Exercise Price

		(dollars per		(dollars per
	(thousands)	Common share)	(thousands)	Common share)
Balance at December 31, 2005	5,031	$10.75	237	$15.99
Granted	—	—	—	—
Exercised	(207)	3.81	—	—
Cancelled	(19)	13.36	(5)	15.99

Balance at June 17, 2006	4,805	$11.03	232	$15.99

      The following table summarizes information about stock options outstanding at June 17, 2006:

		Weighted-Average	Weighted-		Weighted-Average
	Number	Remaining	Average	Number	Exercise
Range of Exercise Prices	Outstanding	Contractual Life	Exercise Price	Exercisable	Price

(dollars per Common share)	(thousands)	(in years)	(dollars per	(thousands)	(dollars per
			Common share)		Common share)
$3.65 – $5.96	719	6.78	$3.65	719	$3.65
$5.97 – $7.59	1,030	6.02	7.47	1,030	7.47
$7.60 – $13.23	2,035	6.11	12.95	1,767	13.15
$13.24 – $15.99	1,021	9.11	15.99	—	—

	4,805	6.83	11.03	3,516	9.55

ALDERWOODS GROUP, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)
(Tabular amounts expressed in thousands of dollars except per share amounts)
      As of June 17, 2006, the aggregate intrinsic value for stock options outstanding and exercisable was $40,151,000 and $34,610,000, respectively.
      For the 24 weeks ended June 17, 2006, cash received from the exercise of stock options was $790,000. As of June 17, 2006, the unrecognized compensation expense related to stock options totaling $8,765,000 is expected to be recognized over a weighted average period of 1.3 years.
      Other information pertaining to option activity is as follows:

	12 Weeks Ended		24 Weeks Ended

	June 17,	June 18,	June 17,	June 18,
	2006	2005	2006	2005

Total fair value of stock options vested	$821	$398	$1,776	$1,209
Total intrinsic value of stock options exercised	3,140	498	3,202	686
      The fair value of stock options used to compute the pro forma net income and income per Common share disclosures was calculated as of the grant date. To calculate fair value, the Company used the Black-Scholes option-pricing model with the following assumptions:

	12 Weeks Ended		24 Weeks Ended

	June 17,	June 18,	June 17,	June 18,
Weighted-average assumptions	2006	2005	2006	2005

Dividend yield	n/a	0.0%	n/a	0.0%
Expected volatility	n/a	45.0%	n/a	45.0%
Risk-free interest rate	n/a	3.64%	n/a	3.64%
Expected option life in years	n/a	5.0	n/a	5.0
Weighted average grant date fair value	n/a	$6.70	n/a	$6.70
      During the 24 weeks ended June 17, 2006, the Company did not issue stock options.
      The Company uses the Black-Scholes option-pricing model for estimating the fair value of its stock options. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected price volatility and option life. The expected option life is based on the Predecessor’s historical experience as well as the vesting periods and terms of the stock options. The Company uses expected volatility rates, which are based on a combination of the Company’s historical volatility rates, plus the historical volatility rates of other companies in the death care industry, trended into future years. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Comparability
      Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

ALDERWOODS GROUP, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)
(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 3.	LONG-TERM DEBT
      Long-term debt consists of the following:

	June 17, 2006	December 31, 2005

Revolving credit facility(a)	$—	$4,000
Senior secured term loan B due in 2009(a)(b)	151,683	161,683
7.75% Senior unsecured notes due in 2012(c)	200,000	200,000
Promissory notes and capitalized obligations, certain of which are secured by assets of certain subsidiaries	6,546	7,792

	358,229	373,475
Less, current maturities of long-term debt	2,271	2,435

	$355,958	$371,040

(a)	In 2003, the Company entered into a senior secured facility (the “Credit Agreement”), which after subsequent amendments, includes a $368,000,000 Senior Secured Term Loan B due September 29, 2009 (the “Term Loan B”) and a $75,000,000 revolving credit facility (the “Revolving Credit Facility”), of which $35,000,000 is available in the form of letters of credit.

The Revolving Credit Facility is intended to be used primarily to fund the Company’s working capital requirements. The Revolving Credit Facility bears interest at a rate per annum in accordance with graduated pricing based upon the Company’s consolidated leverage ratio, and the Company has the option to elect an interest rate equal to either (i) a base rate (8.00% at June 17, 2006), plus 1.75% (based upon the Company’s consolidated leverage ratio at June 17, 2006), or (ii) LIBOR (5.42% for the three-month LIBOR at June 17, 2006), plus 2.75% (based upon the Company’s consolidated leverage ratio at June 17, 2006). An annual fee of 0.50% is charged on the unused portion of the Revolving Credit Facility. The Revolving Credit Facility matures on September 29, 2008.

Material covenants in the Credit Agreement include a requirement to maintain a minimum interest coverage ratio and fixed charge coverage ratio, a requirement not to exceed a maximum leverage ratio, an annual maximum on capital expenditures and cemetery development, and specified maximum amounts for capital lease obligations, indebtedness, acquisitions, certain investments, and sales of accounts receivable. Outstanding principal amounts and interest accrued and unpaid may, at the election of the requisite lenders, become immediately due and payable and further commitments by the lenders to make loans may, at the election of the requisite lenders, be terminated upon the occurrence of events of default specified in the Credit Agreement. As of June 17, 2006, the Company was in compliance with all covenants and was not in breach of any provision of the Credit Agreement that would cause an event of default to occur. The Credit Agreement is secured by specified real property, and substantially all personal property of Alderwoods Group and specified subsidiaries.

As of June 17, 2006, the amount available under the Revolving Credit Facility was $75,000,000, reduced by $18,930,000 in outstanding letters of credit.

(b)	The Term Loan B provides the Company with an option to elect an interest rate equal to either (i) a base rate (8.00% at June 17, 2006), plus 1.00%, or (ii) LIBOR (5.42% for the three-month LIBOR at June 17, 2006), plus 2.00%. The weighted average rate of interest was 6.95% at June 17, 2006. The Term Loan B is repayable in quarterly principal installments from June 17, 2006, to June 13, 2009 (subject to reduction for prepayments) of 0.25% of the aggregate principal amount of the Term Loan B outstanding as of December 3, 2004, with a lump sum payment of the then-outstanding

ALDERWOODS GROUP, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)
(Tabular amounts expressed in thousands of dollars except per share amounts)

amount on the maturity date. The Company has prepaid the required quarterly principal installments up to and including the third quarter of its 2007 fiscal year.

(c)	On August 19, 2004, the Company issued the 7.75% Senior Unsecured Notes, due in 2012 (the “Eight-Year Senior Unsecured Notes”). Interest accrues at an annual rate of 7.75% and is payable semi-annually on March 15 and September 15 or, if such day is not a business day, the next succeeding business day. At any time prior to September 15, 2007, the Company may, at its option, redeem up to 35% of the aggregate principal amount of the Eight-Year Senior Unsecured Notes at a redemption price of 107.75% of the stated principal amount, plus accrued and unpaid interest and Liquidated Damages (as defined in the indenture governing the Eight-Year Senior Unsecured Notes), if any, with net cash proceeds from specified equity offerings, provided at least 65% of the aggregate principal amount of the Eight-Year Senior Unsecured Notes remains outstanding and the redemption occurs within 90 days of the date of the closing of the specified equity offering. On or after September 15, 2008, the Company may, at its option, redeem all or part of the Eight-Year Senior Unsecured Notes at the redemption prices (expressed as percentages of the stated principal amount) set forth below, plus accrued and unpaid interest and Liquidated Damages, if any, if redeemed during the twelve-month period beginning on September 15 of the years indicated below:

Year	Percentage

2008	103.875
2009	101.938
2010 and thereafter	100.000
      The Credit Agreement and the Eight-Year Senior Unsecured Notes are guaranteed by substantially all of Alderwoods Group’s wholly-owned U.S. subsidiaries, other than Alderwoods Group’s insurance subsidiaries and other specified excluded subsidiaries. Alderwoods Group, the parent company, has no independent assets or operations, and the guarantees of its guarantor subsidiaries are full and unconditional, and joint and several.
      In certain change of control situations, Alderwoods Group may be required to make an offer to purchase the then-outstanding Eight-Year Senior Unsecured Notes at a price equal to 101% of their stated principal amount, plus accrued and unpaid interest to the applicable repurchase date and Liquidated Damages, if any.
      The Credit Agreement and the indenture governing the Eight-Year Senior Unsecured Notes restrict the Company’s ability to engage in asset sales. The Credit Agreement and the indenture governing the Eight-Year Senior Unsecured Notes prohibit dispositions of assets unless the assets disposed of fulfill the requirements of specified exceptions. The indenture governing the Eight-Year Senior Unsecured Notes excepts, among other exceptions, assets with a fair market value less than $5,000,000. One specified exception contained in the Credit Agreement is dispositions of any of a group of identified “discontinued assets”; another is dispositions of assets not exceeding $35,000,000 book value in the aggregate over the life of the Credit Agreement, provided that (i) the consideration received is at least equal to fair market value and (ii) not less than 75% of the consideration is paid in cash or cash equivalents. Within 270 days of the receipt of net proceeds from any such asset sale, the Company has the ability to apply such net proceeds at its option (or as otherwise required) to invest in non-current operating assets (or enter into agreements for such investment which agreements are consummated within 360 days of such receipt of asset sale proceeds). Up to $10,000,000 of such net proceeds in any fiscal year (but not in excess of $40,000,000 in the aggregate over the term of the Credit Agreement) may be applied to make capital expenditures. To the extent the Company receives net proceeds in excess of additional specified thresholds

ALDERWOODS GROUP, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)
(Tabular amounts expressed in thousands of dollars except per share amounts)
and such excess is not applied to invest in non-current operating assets or make capital expenditures as described in the two immediately preceding sentences, the Company must make mandatory repayments under the Credit Agreement and, after all indebtedness under the Credit Agreement has been repaid, offer to purchase the Eight-Year Senior Unsecured Notes at a purchase price equal to 100.00% of the stated principal amount, plus accrued and unpaid interest and Liquidated Damages, if any.
      Covenants in the Credit Agreement and the indenture governing the Eight-Year Senior Unsecured Notes restrict, and under specified circumstances prohibit, the payment of dividends by the Company.

NOTE 4.	LEGAL CONTINGENCIES
      Funeral Consumers Alliance, Inc. et al v. Alderwoods Group, Inc. et al was filed in the United States District Court for the Northern District of California in April, 2005. This case has been transferred to the United States District Court for the Southern District of Texas, Case No. CV3394. To date, six separate class action lawsuits, including Francis H. Rocha v. Alderwoods Group, Inc. et al, Marcia Berger v. Alderwoods Group, Inc. et al, Maria Magsarili and Tony Magsarili v. Alderwoods Group, Inc. et al, Caren Speizer v. Alderwoods Group, Inc. et al, and Frank Moroz v. Alderwoods Group, Inc. et al, have been consolidated into this case (“Funeral Consumer Case”). Two other cases, also transferred to the United States District Court for the Southern District of Texas, Pioneer Valley Casket Co. v. Alderwoods Group, Inc. et al (“Pioneer Valley”) and Ralph Fancher et al v. Alderwoods Group, Inc. et al (“Fancher”), were consolidated into the Funeral Consumer Case for purposes of discovery only. On June 13, 2006, the United States District Court for the Southern District of Texas granted Fancher’s Notice of Voluntary Dismissal, with permission to refile its case at another time. The only two remaining cases, therefore, are the Funeral Consumer Case and Pioneer Valley.
      The Funeral Consumer Case is a purported class action on behalf of casket consumers throughout the United States. Pioneer Valley is a purported class action on behalf of independent casket distributors throughout the United States. Both class suits name as defendants the Company and four other public companies involved in the funeral or casket industry. The Funeral Consumer Case and Pioneer Valley allege that defendants violated federal and state antitrust laws by engaging in anticompetitive practices with respect to the sale and pricing of caskets. Both cases seek injunctions, unspecified amounts of monetary damages, and treble damages. Motions to Dismiss filed by the Company and all other defendants are pending in the Funeral Consumer Case and Pioneer Valley. Plaintiffs in these cases have yet to provide any meaningful information regarding their alleged damages. As a result, the Company cannot quantify its ultimate liability, if any, for the payment of damages. The Company believes plaintiffs’ claims are without merit and intends to vigorously defend itself in these actions.
      Richard Sanchez et al v. Alderwoods Group, Inc. et al was filed in February 2005 in the Superior Court of the State of California, for the County of Los Angeles, Central District; Case No.BC328962. Plaintiffs seek to certify a nationwide class on behalf of all consumers who purchased funeral goods and services from the Company. Plaintiffs allege in essence that the Federal Trade Commission’s Funeral Rule requires the Company to disclose its markups on all items obtained from third-parties in connection with funeral service contracts. Plaintiffs’ allege further that the Company has failed to make such disclosures. Plaintiffs seek to recover an unspecified amount of monetary damages, attorney’s fees, costs and unspecified “injunctive and declaratory relief.” The Company believes that plaintiffs’ claims are without merit and intends to vigorously defend itself in this action.
      On July 7, 2005, the Federal Trade Commission (the “FTC”) issued a letter advisory opinion regarding the lawful construction of the term “cash advance item” as used in the Funeral Rule. The FTC

ALDERWOODS GROUP, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)
(Tabular amounts expressed in thousands of dollars except per share amounts)
opined with regard to a similar lawsuit in Texas state court: “The Commission believes that the court is incorrect in ruling that all goods or services purchased from a third-party vendor are cash advance items. This interpretation sweeps far too broadly, potentially bringing within its scope every component good or service that comprises a funeral. This was not and is not the Commission’s intention in the “cash advance” provisions of the Rule. In our opinion, the term “cash advance item” in the Rule applies only to those items that the funeral provider represents expressly to be “cash advance items” or represents by implication to be procured on behalf of a particular customer and provided to that customer at the same price the funeral provider paid for them.” The FTC sets forth its analysis in the remainder of the letter.
      The Company has learned that a number of plaintiffs to these actions along with the Funeral Consumers Alliance have filed a petition against the FTC in the District of Columbia Circuit Court asking the Court to overturn the FTC’s July 7, 2005 Advisory Opinion.
      In addition to the funeral and casket antitrust lawsuits, the Company has received a Civil Investigative Demand, dated August 4, 2005, from the Attorney General of Maryland on behalf of itself and other undisclosed state attorneys general, who have commenced an investigation of alleged anticompetitive practices in the funeral industry. The Company has received similar Civil Investigative Demands from the Attorneys General of Florida and Connecticut.
      The ultimate outcome of the litigation matters described above cannot be determined at this time. An adverse decision in one or more of such matters could have a material adverse effect on the Company, its financial condition, results of operation and cash flows. However, the Company intends to aggressively defend the lawsuits.
      In addition, the Company is party to other legal proceedings in the ordinary course of business, and believes it has made adequate provision for estimated potential liabilities. The Company does not expect the outcome of these proceedings, individually or in the aggregate, to have a material adverse effect on its financial position, results of operations or liquidity.

NOTE 5.	SUPPLEMENTARY STATEMENTS OF CASH FLOWS DISCLOSURE
      Supplemental disclosures related to the statement of cash flows consist of the following:

	12 Weeks Ended		24 Weeks Ended

	June 17,	June 18,	June 17,	June 18,
	2006	2005	2006	2005

Decrease (increase) in assets:
Receivables, net of allowances
Trade	$863	$4,352	$4,575	$11,483
Other	(5,620)	(14,991)	(2,495)	(14,385)
Inventories	28	(199)	357	(254)
Prepaid expenses	(102)	1,043	(1,287)	17,149
Cemetery property	(2,010)	(3,139)	(3,434)	(4,076)
Other assets	(1,532)	(1,460)	(2,293)	(3,547)
Increase (decrease) in liabilities:
Accounts payable and accrued liabilities	6,295	906	(3,856)	(10,501)
Net effect of pre-need receivables and deferred revenue	317	(1,590)	3,288	2,933
Other liabilities	2,294	3,634	5,253	(2,892)
Insurance policy liabilities	(819)	(244)	(1,028)	767

ALDERWOODS GROUP, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)
(Tabular amounts expressed in thousands of dollars except per share amounts)

	12 Weeks Ended		24 Weeks Ended

	June 17,	June 18,	June 17,	June 18,
	2006	2005	2006	2005

Other changes in non-cash balances	(1,656)	(2,136)	(5,210)	(3,529)

	$(1,942)	$(13,824)	$(6,130)	$(6,852)

Supplemental information:
Interest paid	$2,464	$3,008	$12,500	$14,864
Income taxes paid, net of refunds	546	1,741	(650)	2,132
Bad debt expense	375	633	1,469	1,166
Stock issued as compensation in lieu of cash	67	48	152	63
Non-cash investing and financing activities:
Restricted cash investing and financing activities:
Purchases of funeral, cemetery, and perpetual care trust investments	$85,629	$249,159	$162,601	$356,433
Proceeds on disposition and maturities of funeral, cemetery, and perpetual care trust investments	77,872	265,648	142,336	413,116
Increase in non-controlling interests in funeral, cemetery and perpetual care trusts	16,008	11,758	48,779	23,346
Decrease in non-controlling interests in funeral, cemetery and perpetual care trusts upon fulfillment of pre-need contracts	13,258	22,397	28,583	36,411

NOTE 6.	SUPPLEMENTARY FINANCIAL INFORMATION
      A summary of certain balance sheet accounts is as follows:

	June 17,	December 31,
	2006	2005

Receivables, net of allowances:
Customer receivables	$47,313	$50,459
Allowance for doubtful accounts	(11,743)	(10,320)
Other	15,674	12,723

	$51,244	$52,862

Pre-need funeral receivables and trust investments:
Customer receivables	$38,973	$38,438
Allowance for contract cancellations and refunds	(14,209)	(15,988)
Funeral trust investments	303,741	282,084
Amounts receivable from funeral trusts	9,547	29,893

	$338,052	$334,427

Pre-need cemetery receivables and trust investments:
Customer receivables	$61,819	$61,749
Unearned finance income	(6,259)	(6,232)
Allowance for contract cancellations and refunds	(15,492)	(15,648)
Cemetery merchandise and service trust investments	261,553	267,453

	$301,621	$307,322

Cemetery property:
Developed land and lawn crypts	$39,240	$38,368
Undeveloped land	30,225	31,243
Mausoleums	46,631	46,856

	$116,096	$116,467

ALDERWOODS GROUP, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)
(Tabular amounts expressed in thousands of dollars except per share amounts)

	June 17,	December 31,
	2006	2005

Property and equipment:
Land	$163,133	$162,287
Buildings and improvements	392,125	386,068
Automobiles	10,119	10,652
Furniture, fixtures and equipment	72,397	69,570
Computer hardware and software	31,350	29,061
Accumulated depreciation and amortization	(128,170)	(114,737)

	$540,954	$542,901

Other assets:
Intangible assets	$19,930	$18,741
Deferred finance costs	23,291	23,359
Accumulated amortization	(16,166)	(15,258)
Notes receivable	2,829	3,016
Other	13,169	12,992

	$43,053	$42,850

Accounts payable and accrued liabilities:
Bank overdraft.	$5,561	$7,191
Trade payables	15,454	13,634
Interest	5,148	5,169
Accrued liabilities	13,881	21,629
Accrued insurance	19,965	21,261
Accrued taxes	39,974	32,199
Other	14,001	18,651

	$113,984	$119,734

Deferred pre-need contract revenue:
Funeral	$44,517	$72,087
Cemetery	31,313	19,531

	$75,830	$91,618

Other liabilities:
Perpetual care liability	$7,958	$7,860
Deferred compensation	15,209	9,929
Other	5,304	4,194

	$28,471	$21,983

NOTE 7.	SEGMENT REPORTING
      The Company’s reportable segments are comprised of the three businesses it operates, each of which offers different products and services: funeral homes, cemeteries and insurance. There has been no change in the basis of this segmentation, accounting policies of the segments or the basis of measurement of segment profit or loss from that disclosed in the Company’s Annual Report on Form 10-K for the 52 weeks ended December 31, 2005, as filed with the SEC.

ALDERWOODS GROUP, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)
(Tabular amounts expressed in thousands of dollars except per share amounts)
      The Company sells primarily to external customers, though any inter-segment sales or transfers occur at market price. The Company evaluates performance based on income from operations of the respective businesses.

	Funeral	Cemetery	Insurance	Other	Consolidated

For the 12 Weeks Ended:
Revenue earned from external sales:
June 17, 2006	$107,522	$41,505	$23,417	$—	$172,444
June 18, 2005	$110,501	$43,914	$22,363	$—	$176,778
Income from operations:
June 17, 2006	$20,101	$6,224	$1,135	$(18,042)	$9,418
June 18, 2005	$20,493	$7,275	$830	$(1,702)	$26,896
Depreciation and amortization:
June 17, 2006	$5,971	$3,038	$24	$723	$9,756
June 18, 2005	$5,724	$3,970	$26	$1,238	$10,958
Purchase of property and equipment:
June 17, 2006	$2,016	$1,940	$37	$725	$4,718
June 18, 2005	$5,411	$916	$11	$5,371	$11,709
Development of cemetery property:
June 17, 2006	$—	$1,714	$—	$—	$1,714
June 18, 2005	$—	$1,040	$—	$—	$1,040
For the 24 Weeks Ended:
Revenue earned from external sales:
June 17, 2006	$228,653	$79,336	$46,272	$—	$354,261
June 18, 2005	$234,514	$82,218	$43,931	$—	$360,663
Income from operations:
June 17, 2006	$45,870	$10,898	$2,083	$(32,557)	$26,294
June 18, 2005	$50,254	$13,752	$2,113	$(12,346)	$53,773
Depreciation and amortization:
June 17, 2006	$11,701	$5,953	$51	$1,561	$19,266
June 18, 2005	$11,436	$7,255	$66	$2,338	$21,095
Purchase of property and equipment:
June 17, 2006	$3,549	$4,035	$40	$1,849	$9,473
June 18, 2005	$7,320	$1,941	$75	$6,978	$16,314
Development of cemetery property:
June 17, 2006	$—	$3,035	$—	$—	$3,035
June 18, 2005	$—	$1,672	$—	$—	$1,672

Total assets at:
June 17, 2006	$1,095,436	$813,313	$336,655	$35,385	$2,280,789
December 31, 2005	$1,107,916	$807,673	$326,160	$32,554	$2,274,303
Goodwill at:
June 17, 2006	$295,913	$—	$—	$—	$295,913
December 31, 2005	$295,890	$—	$—	$—	$295,890

ALDERWOODS GROUP, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)
(Tabular amounts expressed in thousands of dollars except per share amounts)
      The following table reconciles earnings from operations of reportable segments to total income and identifies the components of “Other” segment earnings from operations:

	12 Weeks Ended		24 Weeks Ended

	June 17,	June 18,	June 17,	June 18,
	2006	2005	2006	2005

Earnings from operations of funeral, cemetery and insurance segments	$27,460	$28,598	$58,851	$66,119
Other expenses of operations:
General and administrative expenses	(18,042)	(1,702)	(32,557)	(12,346)

Income from operations	$9,418	$26,896	$26,294	$53,773

ALDERWOODS GROUP, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)
(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 8.	CONDENSED CONSOLIDATING GUARANTOR FINANCIAL INFORMATION
      The following presents the condensed consolidating guarantor financial information as of June 17, 2006 and December 31, 2005 and for the 12 and 24 weeks ended June 17, 2006 and June 18, 2005 for the direct and indirect domestic subsidiaries of the Company that serve as guarantors of the 7.75% Senior Unsecured Notes due in 2012, and the Company’s subsidiaries that do not serve as guarantors. Non-guarantor subsidiaries include the Canadian and Puerto Rican subsidiaries, insurance subsidiaries and certain domestic subsidiaries that are prohibited by law from guaranteeing the 7.75% Senior Unsecured Notes due in 2012.
Condensed Consolidating Balance Sheets

	June 17, 2006

	Parent			Consolidating	Consolidated
	Company	Guarantors	Non-Guarantors	Adjustments	Totals

ASSETS
Cash and cash equivalents	$—	$4,892	$3,508	$—	$8,400
Other current assets	—	62,413	12,438	—	74,851
Pre-need funeral receivables and trust investments	—	266,435	306,753	(235,136)	338,052
Pre-need cemetery receivables and trust investments	—	282,898	267,613	(248,890)	301,621
Cemetery property and property and equipment	—	544,851	112,199	—	657,050
Insurance invested assets	—	—	298,392	—	298,392
Goodwill	—	240,380	55,533	—	295,913
Investment in subsidiaries	1,097,120	(92,380)	—	(1,004,740)	—
Cemetery perpetual care trust investment	—	(1,247)	245,227	—	243,980
Other assets	7,125	17,222	38,183	—	62,530

Total assets	$1,104,245	$1,325,464	$1,339,846	$(1,488,766)	$2,280,789

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Current liabilities	$42,563	$71,618	$(197)	$—	$113,984
Current maturities of long-term debt	—	2,248	23	—	2,271
Intercompany, net of investments in and advances to affiliates	111,797	(298,720)	186,923	—	—
Long-term debt	351,683	4,275	—	—	355,958
Deferred pre-need funeral and cemetery contract revenue and non-controlling interest in funeral and cemetery trusts	—	536,221	588,083	(484,027)	640,277
Insurance policy liabilities	—	—	285,701	—	285,701
Other liabilities	19	22,111	17,085	—	39,215
Non-controlling interest in perpetual care trusts	—	(1,247)	246,468	—	245,221
Stockholders’ equity	598,183	988,958	15,760	(1,004,739)	598,162

Total liabilities and stockholders’ equity	$1,104,245	$1,325,464	$1,339,846	$(1,488,766)	$2,280,789

ALDERWOODS GROUP, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)
(Tabular amounts expressed in thousands of dollars except per share amounts)
Condensed Consolidating Balance Sheets

	December 31, 2005

	Parent			Consolidating
	Company	Guarantors	Non-Guarantors	Adjustments	Consolidated Totals

ASSETS
Cash and cash equivalents	$—	$4,034	$3,421	$—	$7,455
Other current assets	1,964	60,070	13,497	—	75,531
Pre-need funeral receivables and trust investments	—	260,915	285,617	(212,105)	334,427
Pre-need cemetery receivables and trust investments	—	287,522	273,732	(253,932)	307,322
Cemetery property and property and equipment	—	549,860	109,508	—	659,368
Insurance invested assets	—	—	294,598	—	294,598
Goodwill	—	247,160	48,730	—	295,890
Investment in subsidiaries	1,075,366	(91,898)	—	(983,468)	—
Cemetery perpetual care trust investment	—	464	243,341	—	243,805
Other assets	8,101	17,367	30,439	—	55,907

Total assets	$1,085,431	$1,335,494	$1,302,883	$(1,449,505)	$2,274,303

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities
Current liabilities	$39,333	$73,597	$6,804	$—	$119,734
Current maturities of long-term debt	—	2,412	23	—	2,435
Intercompany, net of investments in and advances to affiliates	82,643	(260,549)	177,906	—	—
Long-term debt	365,683	5,357	—	—	371,040
Deferred pre-need funeral and cemetery contract revenue and non-controlling interest in funeral and cemetery trusts	—	533,061	573,091	(466,037)	640,115
Insurance policy liabilities	—	—	266,729	—	266,729
Other liabilities	19	20,040	12,476	—	32,535
Non-controlling interest in perpetual care trusts	—	—	243,962	—	243,962
Stockholders’ equity	597,753	961,576	21,892	(983,468)	597,753

Total liabilities and stockholders’ equity	$1,085,431	$1,335,494	$1,302,883	$(1,449,505)	$2,274,303

ALDERWOODS GROUP, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)
(Tabular amounts expressed in thousands of dollars except per share amounts)

	12 Weeks Ended June 17, 2006

	Parent			Consolidating	Consolidated
	Company	Guarantors	Non-Guarantors	Adjustments	Totals

Revenues	$—	$127,285	$45,159	$—	$172,444
Costs and expenses	—	104,192	40,792	—	144,984
General and administrative expenses	2,055	1,234	14,753	—	18,042

Income (loss) from operations	(2,055)	21,859	(10,386)	—	9,418
Interest on long-term debt	6,533	13	(75)	—	6,471
Intercompany charges	3,633	4,200	(7,833)	—	—
Other expense (income), net	—	175	110	—	285

Income (loss) before income taxes	(12,221)	17,471	(2,588)	—	2,662
Income taxes	(323)	2,804	28	—	2,509

Income (loss) from continuing operations	(11,898)	14,667	(2,616)	—	153

Equity in subsidiaries	10,809	(740)	—	(10,069)	—
Loss from discontinued operations	—	—	—	—	—

Income (loss) before cumulative effect of change in accounting principle	(1,089)	13,927	(2,616)	(10,069)	153
Cumulative effect of change in accounting principle	—	—	—	—	—

Net income (loss)	$(1,089)	$13,927	$(2,616)	$(10,069)	$153

Condensed Consolidating Statement of Operations (unaudited)

	12 Weeks Ended June 18, 2005

	Parent			Consolidating	Consolidated
	Company	Guarantors	Non-Guarantors	Adjustments	Totals

Revenues	$—	$134,168	$42,610	$—	$176,778
Costs and expenses	—	109,596	38,992	—	148,588
General and administrative expenses	(181)	(12,990)	14,873	—	1,702
Provision for asset impairment	—	(408)	—	—	(408)

Income (loss) from operations	181	37,970	(11,255)	—	26,896
Interest on long-term debt	6,798	216	(22)	21	7,013
Intercompany charges	2,938	4,273	(7,211)	—	—
Other expense (income), net	—	(197)	153	—	(44)

Income (loss) before income taxes	(9,555)	33,678	(4,175)	(21)	19,927
Income taxes	(839)	7,644	196	—	7,001

Income (loss) from continuing operations	(8,716)	26,034	(4,371)	(21)	12,926

Equity in subsidiaries	20,799	(890)	—	(19,909)	—
Loss from discontinued operations	—	(703)	(163)	21	(845)

Income (loss) before cumulative effect of change in accounting principle	12,083	24,441	(4,534)	(19,909)	12,081
Cumulative effect of change in accounting principle	—	—	—	—	—

Net income (loss)	$12,083	$24,441	$(4,534)	$(19,909)	$12,081

ALDERWOODS GROUP, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)
(Tabular amounts expressed in thousands of dollars except per share amounts)
Condensed Consolidating Statement of Operations (unaudited)

	24 Weeks Ended June 17, 2006

	Parent			Consolidating	Consolidated
	Company	Guarantors	Non-Guarantors	Adjustments	Totals

Revenues	$—	$263,998	$90,263	$—	$354,261
Costs and expenses	—	214,911	80,499	—	295,410
General and administrative expenses	2,637	2,273	27,647	—	32,557

Income (loss) from operations	(2,637)	46,814	(17,883)	—	26,294
Interest on long-term debt	12,957	115	(123)	—	12,949
Intercompany charges	8,279	12,953	(21,232)	—	—
Other expense (income), net	—	(87)	216	—	129

Income (loss) before income taxes	(23,873)	33,833	3,256	—	13,216
Income taxes	(7)	5,264	2,061	—	7,318

Income (loss) from continuing operations	(23,866)	28,569	1,195	—	5,898
Equity in subsidiaries	28,506	(718)	—	(27,788)	—
Loss from discontinued operations	—	—	—	—	—

Income before cumulative effect of change in accounting principle	4,640	27,851	1,195	(27,788)	5,898
Cumulative effect of change in accounting principle	—	—	(1,242)	—	(1,242)

Net income (loss)	$4,640	$27,851	$(47)	$(27,788)	$4,656

	24 Weeks Ended June 18, 2005

	Parent			Consolidating	Consolidated
	Company	Guarantors	Non-Guarantors	Adjustments	Totals

Revenues	$—	$274,526	$86,137	$—	$360,663
Costs and expenses	—	219,541	76,630	—	296,171
General and administrative expenses	(262)	(14,124)	26,732	—	12,346
Provision for asset impairment	—	(1,606)	(21)	—	(1,627)

Income (loss) from operations	262	70,715	(17,204)	—	53,773
Interest on long-term debt	14,108	402	18	—	14,528
Intercompany charges	5,147	10,756	(15,903)	—	—
Other expense (income), net	—	(6,124)	281	—	(5,843)

Income (loss) before income taxes	(18,993)	65,681	(1,600)	—	45,088
Income taxes	(663)	17,519	1,337	—	18,193

Income (loss) from continuing operations	(18,330)	48,162	(2,937)	—	26,895

Equity in subsidiaries	43,548	(812)	—	(42,736)	—
Loss from discontinued operations	—	(1,248)	(430)	—	(1,678)

Income (loss) before cumulative effect of change in accounting principle	25,218	46,102	(3,367)	(42,736)	25,217
Cumulative effect of change in accounting principle	—	—	—	—	—

Net income (loss)	$25,218	$46,102	$(3,367)	$(42,736)	$25,217

ALDERWOODS GROUP, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)
(Tabular amounts expressed in thousands of dollars except per share amounts)
Condensed Consolidating Statement of Cash Flows (unaudited)

	12 Weeks Ended June 17, 2006

	Parent			Consolidating	Consolidated
	Company	Guarantors	Non-Guarantors	Adjustments	Totals

CASH PROVIDED BY (APPLIED TO)
Cash flows from operating activities of continuing operations	$4,306	$2,725	$12,839	$—	$19,870
Cash flows from investing activities of continuing operations	—	(2,359)	(12,456)	—	(14,815)
Cash flows from financing activities of continuing operations	(4,274)	(521)	—	—	(4,795)

Increase (decrease) in cash and cash equivalents	32	(155)	383	—	260
Cash and cash equivalents, beginning of period	(32)	5,047	3,125	—	8,140

Cash and cash equivalents, end of period	$—	$4,892	$3,508	$—	$8,400

	12 Weeks Ended June 18, 2005

	Parent			Consolidating	Consolidated
	Company	Guarantors	Non-Guarantors	Adjustments	Totals

CASH PROVIDED BY (APPLIED TO)
Cash flows from operating activities of continuing operations	$18,893	$(11,246)	$21,090	$(21)	$28,716
Cash flows from operating activities of discontinued operations	—	394	(1,226)	21	(811)
Cash flows from investing activities of continuing operations	—	(4,657)	(13,840)	—	(18,497)
Cash flows from investing activities of discontinued operations	—	6,033	711	—	6,744
Cash flows from financing activities of continuing operations	(18,893)	(633)	(1,503)	—	(21,029)
Cash flows from financing activities of discontinued operations	—	(11)	—	—	(11)

Increase (decrease) in cash and cash equivalents	—	(10,120)	5,232	—	(4,888)
Cash and cash equivalents, beginning of period	—	18,848	(1,970)	—	16,878

Cash and cash equivalents, end of period	$—	$8,728	$3,262	$—	$11,990

	24 Weeks Ended June 17, 2006

	Parent			Consolidating	Consolidated
	Company	Guarantors	Non-Guarantors	Adjustments	Totals

CASH PROVIDED BY (APPLIED TO)
Cash flows from operating activities of continuing operations	$13,234	$5,751	$21,339	$—	$40,324
Cash flows from investing activities of continuing operations	—	(3,679)	(21,246)	—	(24,925)
Cash flows from financing activities of continuing operations	(13,202)	(1,248)	(4)	—	(14,454)

Increase in cash and cash equivalents	32	824	89	—	945
Cash and cash equivalents, beginning of period	(32)	4,068	3,419	—	7,455

Cash and cash equivalents, end of period	$—	$4,892	$3,508	$—	$8,400

ALDERWOODS GROUP, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)
(Tabular amounts expressed in thousands of dollars except per share amounts)
Condensed Consolidating Statement of Cash Flows (unaudited)

	24 Weeks Ended June 18, 2005

	Parent			Consolidating	Consolidated
	Company	Guarantors	Non-Guarantors	Adjustments	Totals

CASH PROVIDED BY (APPLIED TO)
Cash flows from operating activities of continuing operations	$49,534	$(5,790)	$27,197	$—	$70,941
Cash flows from operating activities of discontinued operations	—	661	1,262	—	(601)
Cash flows from investing activities of continuing operations	—	2,870	(25,766)	—	(22,896)
Cash flows from investing activities of discontinued operations	—	6,127	1,779	—	7,906
Cash flows from financing activities of continuing operations	(49,534)	(1,516)	(1,632)	—	(52,682)
Cash flows from financing activities of discontinued operations	—	(9)	(48)	—	(57)

Increase in cash and cash equivalents	—	2,343	268	—	2,611
Cash and cash equivalents, beginning of period	—	6,385	2,994	—	9,379

Cash and cash equivalents, end of period	$—	$8,728	$3,262	$—	$11,990

NOTE 9.	PROVISION FOR ASSET IMPAIRMENT
      In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), the Company reviews its long-lived assets for impairment when changes in circumstances indicate that the carrying amount of the asset may not be recoverable. SFAS No. 144 requires that long-lived assets to be held and used be recorded at the lower of carrying amount or fair value. Long-lived assets to be disposed of are to be recorded at the lower of carrying amount or fair value, less estimated costs to sell.
      As part of the Company’s ongoing assessment to ensure that each of the Company’s properties fit into the Company’s strategy, as at June 17, 2006 the Company had available for sale one funeral home and one cemetery property business. These properties remain unsold as of June 17, 2006. The carrying amount of these locations was $527,000 which was less than estimated aggregate fair market value. The fair market values were determined by specific offers or bids, or estimates based on comparable recent sales transactions. For the 24 weeks ended June 17, 2006, these properties had revenues and costs of $304,000 and $269,000 (June 18, 2005 — $321,000 and $295,000), respectively.
      The assets of $3,224,000 (December 31, 2005 — $3,285,000) and liabilities of $2,697,000 (December 31, 2005 — $2,731,000) of these locations have not been reclassified to assets held for sale and liabilities associated with assets held for sale in the balance sheet.
      In addition, for the 24 weeks ended June 17, 2006, the Company disposed of 7 funeral home businesses which were not reclassified to discontinued operations. Revenues and costs of these disposed of locations were $312,000 and $414,000 (June 18, 2005 — $894,000 and $884,000) for the 24 weeks ended June 17, 2006, respectively.
      In addition to those funeral home and cemetery businesses held for sale or disposed of as identified above, the Company closed 8 funeral home locations during the 24 weeks ended June 17, 2006. The

ALDERWOODS GROUP, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)
(Tabular amounts expressed in thousands of dollars except per share amounts)
criteria for identifying a location to be closed includes among other items, synergies from transferring the ongoing business to an adjacent location and the valuation of the real estate assets compared to sale as a business.
      The asset impairment provisions include management estimates. As a result, actual results could differ significantly from these estimates.

NOTE 10.	DISCONTINUED OPERATIONS OF ASSETS HELD FOR SALE
      Over the previous four fiscal years, the Company engaged in a strategic market rationalization assessment to dispose of cemetery and funeral operating locations that did not fit into the Company’s market or business strategies, as well as under-performing locations and excess cemetery land. The Company will on a smaller scale and over time, continue to assess the Company’s portfolio of funeral and cemetery locations to ensure they continue to fit in the Company’s strategy.
      As of January 1, 2005, the Company had 18 funeral, six cemetery and four combination locations which had not been sold within one year of being added to the disposal list. The Company completed the sale of all these locations during 2005, except for one cemetery which was reclassified back to continuing operations.
      The revenues and costs and impairment provisions for the locations identified as discontinued operations are presented in the following table:

	12 Weeks	24 Weeks
	Ended	Ended
	June 18,	June 18,
	2005	2005

Revenue
Funeral	$394	$1,853
Cemetery	144	598

	$538	$2,451

Gross margin
Funeral	$(170)	$(152)
Cemetery	(60)	(237)

	(230)	(389)
Provision for asset impairment	—	568

Loss from discontinued operations	(230)	(957)
Interest on long-term debt	(22)	—
Other expense (income), net	371	455

Loss from discontinued operations, before tax	(579)	(1,412)
Income tax provision for discontinued operations	266	266

Loss from discontinued operations	$(845)	$(1,678)

Depreciation included in gross margin of discontinued operations	$7	$20

ALDERWOODS GROUP, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)
(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 11.	INCOME PER SHARE
      The basic and diluted income per share computations for net income were as follows:

	12 Weeks Ended		24 Weeks Ended

	June 17,	June 18,	June 17,	June 18,
	2006	2005	2006	2005

Income (numerator):
Net income attributable to
Common stockholders	$153	$12,081	$4,656	$25,217

Shares (denominator):
Basic weighted average number of shares of Common stock outstanding (thousands)	40,652	40,108	40,559	40,078
Effect of stock options assumed exercised (thousands)	2,025	1,282	1,863	1,297

Diluted weighted average number of shares of Common stock outstanding (thousands)	42,677	41,390	42,422	41,375

      For the 12 and 24 weeks ended June 17, 2006, 4,804,750 employee and director stock options were dilutive to earnings and are included in the computation of diluted earnings per share. Warrants to purchase 2,992,000 shares of Common stock were not included in the computation of diluted earnings per share, because they were anti-dilutive.

NOTE 12.	EFFECT OF HURRICANE KATRINA
      The Company operated 30 funeral homes, four cemeteries and a limousine company in those areas of Louisiana and Mississippi that were affected by the hurricane on August 29, 2005. The Company has experienced some damage at all of these locations. Of the 30 funeral homes, seven experienced significant damage, were not in operation at the end of the 2005 fiscal year and are not expected to reopen. All four cemeteries are in operation. The New Orleans limousine company that had provided services both to the Company’s funeral operations and other third-parties experienced significant damage to its fleet of vehicles and will not be resuming operations.
      The Company is making every effort to use its existing operating facilities to provide services to customers normally served by the Company’s closed locations.

ALDERWOODS GROUP, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)
(Tabular amounts expressed in thousands of dollars except per share amounts)

Financial results
      The Company’s financial results include the results from operations for those locations affected by Hurricane Katrina as outlined in the following table:

	12 Weeks Ended		24 Weeks Ended

	June 17,	June 18,	June 17,	June 18,
	2006	2005	2006	2005

Funeral Homes
Revenue	$5,604	$6,659	$12,461	$14,355
Number of funeral services performed	1,227	1,409	2,690	3,079
Number of same-site funeral services performed	1,225	1,173	2,688	2,574
Costs and expenses	$3,403	$5,157	$8,912	$11,402
Gross margin	$2,201	$1,502	$3,549	$2,953
Pre-need funeral contracts written	$1,546	$2,954	$2,837	$5,782
Cemeteries
Revenue	$788	$681	$1,472	$1,424
Number of cemetery interments	205	217	423	527
Costs and expenses	$704	$666	$1,262	$1,328
Gross margin	$84	$15	$210	$96
Pre-need cemetery contracts written	$347	$346	$574	$690

Insurance coverage and long-term asset gain or loss
      The Company purchases insurance coverage for property damage, including damage from wind and flood, subject to separate limits, sub-limits and deductible amounts. The Company, along with its insurance providers, is continuing to assess and estimate the extent of damages. Based on a review of the Company’s insurance policy, the Company expects to recover a substantial portion of the costs associated with the storm damage through insurance, including the capital costs of rebuilding. For those properties not in operation and requiring significant repair or rebuilding, the Company has considered the properties destroyed or abandoned and based on estimated insurance proceeds of $12,550,000, has realized a gain of $1,000,000 in the 12 weeks ended June 17, 2006 on the writeoff of the applicable buildings and contents.
      The Company has initiated or completed much of the damage repairs and along with its insurance companies, is continuing to estimate the full extent of repairs and replacement costs. The Company may record additional expense for changes to its expected deductible under its insurance policies and other expenses not expected to be reimbursed under the insurance policy. During the 12 weeks ended June 17, 2006, the Company reduced its expected costs by $200,000.
      The Company has business interruption insurance that allows the recovery of operating costs and lost profits. The Company is preparing its analysis in support of a claim. Potential proceeds from this claim cannot currently be reasonably estimated and therefore no receivable or recovery has been recorded as of June 17, 2006.

NOTE 13.	PROPOSED MERGER AGREEMENT
      On April 3, 2006, Service Corporation International (“SCI”) and the Company announced that they have entered into a merger agreement. Pursuant to the agreement, each share of the Company will be

ALDERWOODS GROUP, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)
(Tabular amounts expressed in thousands of dollars except per share amounts)
converted into the right to receive $20.00 per share in cash. In addition, SCI will assume approximately $358 million of the Company’s debt. The Company’s stockholders voted on May 31, 2006 to approve this agreement.
      Completion of the proposed transaction is contingent on regulatory review, including Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the Competition Act (Canada), and subject to notification under the Investment Canada Act.
      As previously disclosed, subsequent to the stockholders vote the Company together with SCI entered into a timing agreement with the staff of the Federal Trade Commission (“FTC”) in connection with the proposed merger of the Company with a subsidiary of SCI. As also previously disclosed, each of the Company and SCI have received “Second Requests” from the FTC, and as a result thereof, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, during which the parties may not consummate the proposed merger, has been extended. The parties are working toward responding to the Second Requests.
      As a result of the timing agreement, Alderwoods and SCI expect to seek to negotiate a consent decree with the FTC, in which case the proposed merger could close as early as on or before September 30, 2006. Alderwoods and SCI have agreed with the FTC that if the parties are unable to reach agreement on a consent agreement with the FTC, they will not close the proposed merger before October 30, 2006. In addition, Alderwoods and SCI have agreed, under a standard provision of a recently adopted FTC protocol for administering Second Requests that if the FTC challenges the proposed transaction by filing an application for preliminary injunction in federal court, Alderwoods and SCI, jointly with the FTC, will propose a scheduling order that provides for a 60-day pre-hearing discovery period.
      The Company and SCI continue to expect that the transaction will close by the end of 2006.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
      Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s CEO and CFO, and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with U.S. generally accepted accounting principles.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies and procedures may deteriorate.
      Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005. In making this assessment, management used the criteria described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on Management’s assessment under the framework in Internal Control — Integrated Framework, management has concluded that internal control over financial reporting was effective as of December 31, 2005.
      The Company’s independent registered public accounting firm, KPMG LLP, has audited Management’s assessment of the effectiveness of internal controls over financial reporting and the effectiveness of internal controls over financial reporting, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
Alderwoods Group, Inc.
      We have audited the accompanying consolidated balance sheets of Alderwoods Group, Inc. as at December 31, 2005 and January 1, 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the fifty-two weeks ended December 31, 2005, the fifty-two weeks ended January 1, 2005 and the fifty-three weeks ended January 3, 2004. In connection with our audits of the consolidated financial statements, we also have audited the information with respect to the Company in financial statement Schedule II included in Item 15 of the Company’s annual report on Form 10-K. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alderwoods Group, Inc. as at December 31, 2005 and January 1, 2005, and the results of its operations and its cash flows for the fifty-two weeks ended December 31, 2005, the fifty-two weeks ended January 1, 2005 and the fifty-three weeks ended January 3, 2004, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Alderwoods Group, Inc.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2006 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP
Chartered Accountants
Vancouver, Canada
March 10, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
Alderwoods Group, Inc.
      We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Alderwoods Group, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alderwoods Group, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      In our opinion, management’s assessment that Alderwoods Group, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Alderwoods Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alderwoods Group, Inc. as of December 31, 2005 and January 1, 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the fifty-two weeks ended December 31, 2005, fifty-two weeks ended January 1, 2005 and fifty-three weeks ended January 3, 2004, and our report dated March 10, 2006 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG LLP
Chartered Accountants
Vancouver, Canada
March 10, 2006

ALDERWOODS GROUP, INC.
CONSOLIDATED BALANCE SHEETS
Expressed in thousands of dollars
except number of shares

	December 31,	January 1,
	2005	2005

ASSETS
Current assets
Cash and cash equivalents	$7,455	$9,379
Receivables, net of allowances	52,862	66,445
Inventories	15,784	16,730
Other	6,885	27,622
Assets held for sale	—	82,056

	82,986	202,232
Pre-need funeral receivables and trust investments	334,427	336,030
Pre-need cemetery receivables and trust investments	307,322	311,654
Cemetery property	116,467	119,042
Property and equipment	542,901	540,255
Insurance invested assets	294,598	250,785
Deferred income tax assets	13,057	8,161
Goodwill	295,890	321,134
Cemetery perpetual care trust investments	243,805	246,052
Other assets	42,850	37,082

	$2,274,303	$2,372,427

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$119,734	$140,662
Current maturities of long-term debt	2,435	9,083
Liabilities associated with assets held for sale	—	61,428

	122,169	211,173
Long-term debt	371,040	454,557
Deferred pre-need funeral and cemetery contract revenue	91,618	82,971
Non-controlling interest in funeral and cemetery trusts	548,497	553,617
Insurance policy liabilities	266,729	214,745
Deferred income tax liabilities	10,552	20,357
Other liabilities	21,983	21,954

	1,432,588	1,559,374

Non-controlling interest in perpetual care trusts	243,962	257,141
Stockholders’ equity
Common stock, $0.01 par value, 100,000,000 shares authorized, 40,458,864 issued and outstanding (2004 — 40,017,454)	405	400
Capital in excess of par value	743,126	740,210
Accumulated deficit	(172,405)	(213,588)
Accumulated other comprehensive income	26,627	28,890

	597,753	555,912

	$2,274,303	$2,372,427

See accompanying notes to the consolidated financial statements

ALDERWOODS GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Expressed in thousands of dollars
except per share amounts and number of shares

	52 Weeks	52 Weeks	53 Weeks
	Ended	Ended	Ended
	December 31,	January 1,	January 3,
	2005	2005	2004

Revenue
Funeral	$479,799	$472,935	$491,611
Cemetery	174,110	164,052	168,024
Insurance	95,005	80,124	61,127

	748,914	717,111	720,762

Costs and expenses
Funeral	392,544	376,646	378,195
Cemetery	151,914	140,145	139,299
Insurance	89,937	75,415	59,375

	634,395	592,206	576,869

	114,519	124,905	143,893
General and administrative expenses	42,815	51,218	56,281
Provision for asset impairment	(1,379)	1,787	5,229

Income from operations	73,083	71,900	82,383
Interest on long-term debt and refinancing costs (Note 6)	30,069	78,079	76,453
Other expense (income), net	(4,662)	(1,162)	4,056

Income (loss) before income taxes	47,676	(5,017)	1,874
Income taxes	4,815	(1,453)	(6,485)

Net income (loss) from continuing operations	42,861	(3,564)	8,359
Discontinued operations (Note 19)
Income (loss) from discontinued operations	(1,412)	19,400	6,870
Income taxes	266	6,487	4,422

Net income (loss) from discontinued operations	(1,678)	12,913	2,448

Net income	$41,183	$9,349	$10,807

Basic earnings per Common share:
Net income (loss) from continuing operations	$1.06	$(0.09)	$0.21
Net income (loss) from discontinued operations	(0.04)	0.32	0.06

Net income	$1.02	$0.23	$0.27

Diluted earnings per Common share:
Net income (loss) from continuing operations	$1.03	$(0.09)	$0.21
Net income (loss) from discontinued operations	(0.04)	0.32	0.06

Net income	$0.99	$0.23	$0.27

Basic weighted average number of shares outstanding (thousands)	40,245	40,001	39,971

Diluted weighted average number of shares outstanding (thousands)	41,602	41,132	40,465

See accompanying notes to the consolidated financial statements

ALDERWOODS GROUP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Expressed in thousands of dollars
except number of shares

					Accumulated
		Common	Capital in		Other
		Stock Par	Excess of	Accumulated	Comprehensive
	Shares	Value	Par Value	Deficit	Income	Total

Balance at December 28, 2002	39,941,271	$399	$739,711	$(233,744)	$17,036	$523,402
Comprehensive income:
Net income				10,807		10,807
Other comprehensive income (loss):
Foreign currency translation adjustment, net of income taxes of $nil					15,187	15,187
Unrealized loss on insurance invested assets, net of income tax recovery of $2,925					(4,790)	(4,790)
Less: reclassification adjustments for realized gain on insurance invested assets included in net income, net of income taxes of $345					(642)	(642)
Unrealized gain on derivatives, net of income taxes of $nil					689	689

Comprehensive income						21,251
Common stock issued:
Stock issued in connection with the settlement of certain unsecured claims	21,140	1	106			107
Stock issued as compensation in lieu of cash	18,818		105			105
Stock issued under equity incentive plan	3,750		28			28

Balance at January 3, 2004	39,984,979	400	739,950	(222,937)	27,480	544,893
Comprehensive income:
Net income				9,349		9,349
Other comprehensive income (loss):
Foreign currency translation adjustment, net of income taxes of $nil					5,324	5,324
Unrealized loss on insurance invested assets, net of income tax recovery of $2,770					(2,890)	(2,890)
Less: reclassification adjustments for realized gain on insurance invested assets included in net income, net of income taxes of $1,214					(2,254)	(2,254)
Unrealized gain on derivatives, net of income taxes of $nil					1,571	1,571
Less: reclassification adjustments for realized gain on derivatives included in net income, net of income taxes of $nil					(341)	(341)

Comprehensive income						10,759
See accompanying notes to the consolidated financial statements

					Accumulated
		Common	Capital in		Other
		Stock Par	Excess of	Accumulated	Comprehensive
	Shares	Value	Par Value	Deficit	Income	Total

Common stock issued:
Stock issued in connection with the settlement of certain unsecured claims	5,977		31			31
Stock issued as compensation in lieu of cash	16,498		173			173
Stock issued under equity incentive plan	10,000		56			56

Balance at January 1, 2005	40,017,454	$400	$740,210	$(213,588)	$28,890	$555,912
Comprehensive income:
Net income				41,183		41,183
Other comprehensive income (loss):
Foreign currency translation adjustment, net of income taxes of $nil					3,138	3,138
Unrealized loss on insurance invested assets, net of income tax recovery of $2,331					(4,328)	(4,328)
Less: reclassification adjustments for realized gain on insurance invested assets included in net income, net of income taxes of $9					(17)	(17)
Unrealized loss on derivatives, net of income taxes of $nil					(480)	(480)
Less: reclassification adjustments for realized gain on derivatives included in net income, net of income taxes of $nil					(576)	(576)

Comprehensive income						38,920
Common stock issued:
Stock issued as compensation in lieu of cash	10,160		144			144
Stock issued under equity incentive plan	431,250	5	2,772			2,777

Balance at December 31, 2005	40,458,864	$405	$743,126	$(172,405)	$26,627	$597,753

See accompanying notes to the consolidated financial statements

ALDERWOODS GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Expressed in thousands of dollars

	52 Weeks	52 Weeks	53 Weeks
	Ended	Ended	Ended
	December 31,	January 1,	January 3,
	2005	2005	2004

CASH PROVIDED BY (APPLIED TO)
Operations
Net income	$41,183	$9,349	$10,807
(Income) loss from discontinued operations, net of tax	1,678	(12,913)	(2,448)
Items not affecting cash
Depreciation and amortization	44,598	42,093	40,222
Amortization of debt issue costs	3,186	10,118	3,220
Insurance policy benefit reserves	49,532	40,705	28,772
Provision for asset impairment	(1,379)	1,787	5,229
Loss (gain) on disposal of assets	(4,966)	(3,530)	1,056
Deferred income taxes	13,860	(5,126)	(1,950)
Premium on long-term debt repurchase	282	32,450	1,266
Other, including net changes in other non-cash balances	(540)	(10,653)	51,022

Net cash provided by continuing operations	147,434	104,280	137,196
Net cash provided by (used in) discontinued operations	(601)	15,309	18,579

	146,833	119,589	155,775

Investing
Proceeds on disposition of business assets	20,721	20,917	11,409
Purchase of property and equipment	(42,510)	(37,183)	(25,202)
Purchase of insurance invested assets	(126,811)	(138,346)	(117,689)
Proceeds on disposition and maturities of insurance invested assets	79,647	86,763	78,059

Net cash used in continuing operations	(68,953)	(67,849)	(53,423)
Net cash provided by discontinued operations	7,908	108,975	23,710

	(61,045)	41,126	(29,713)

Financing
Increase in long-term debt	11,198	390,044	330,455
Repayment of long-term debt	(101,630)	(582,608)	(458,868)
Issuance of Common Stock	2,777	56	28

Net cash used in continuing operations	(87,655)	(192,508)	(128,385)
Net cash used in discontinued operations	(57)	(440)	(2,177)

	(87,712)	(192,948)	(130,562)

Decrease in cash and cash equivalents	(1,924)	(32,233)	(4,500)
Cash and cash equivalents, beginning of year	9,379	41,612	46,112

Cash and cash equivalents, end of year	$7,455	$9,379	$41,612

See accompanying notes to the consolidated financial statements

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 1.	NATURE OF OPERATIONS
      Alderwoods Group, Inc., a Delaware corporation (“Alderwoods Group” and, together with its subsidiaries unless the context otherwise requires, the “Company”) is the second-largest operator of funeral homes and cemeteries in North America based on total revenue and number of locations. As of December 31, 2005, the Company operated 594 funeral homes and 72 cemeteries and 60 combination funeral homes and cemeteries throughout North America.
      The Company’s funeral operations encompass making funeral and cremation arrangements on an at-need or pre-need basis. The Company’s funeral operations offer a full range of funeral services, including the collection of remains, registration of death, professional embalming, use of funeral home facilities, sale of caskets and other merchandise and transportation to a place of worship, funeral chapel, cemetery or crematorium.
      The Company’s cemetery operations assist families in making burial arrangements and offer a complete line of cemetery products (including a selection of burial spaces, burial vaults, lawn crypts, caskets, memorials, niches, mausoleum crypts and other merchandise), the opening and closing of graves and cremation services.
      The Company’s insurance operations sell a variety of insurance products, primarily to fund pre-need funeral services.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal year
      The Company’s fiscal year ends on the Saturday nearest to December 31 in each year (whether before or after such date).
      The first and second fiscal quarters each consist of 12 weeks and the third fiscal quarter consists of 16 weeks. In order to cause the fourth fiscal quarter to end on the same day as the fiscal year, the fourth fiscal quarter will consist of 13 weeks rather than 12 weeks in certain years.

Basis of Presentation
      The Company is the successor to The Loewen Group Inc. (the “Predecessor”) and its subsidiaries, including Loewen Group International, Inc., a Delaware corporation (“Loewen International”). On June 1, 1999, the Predecessor filed a petition for creditor protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) and voluntarily filed an application for creditor protection under the Companies’ Creditors Arrangement Act (“Creditors Arrangement Act”) with the Ontario Superior Court of Justice, Toronto, Ontario, Canada (the “Canadian Court”). The Bankruptcy Court confirmed, and the Canadian Court recognized, the plan of reorganization (the “Plan”) in December 2001 and on January 2, 2002 (the “Effective Date”), the Company emerged from reorganization proceedings.
      At December 31, 2001, the Company adopted fresh start reporting in accordance with AICPA Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code.” As a result of the application of fresh start reporting, significant adjustments were made to the Company’s historical assets and liabilities, as the fair values varied significantly from the amounts recorded by the Predecessor as of December 31, 2001.
      The consolidated financial statements include the accounts of the Company, its subsidiary companies and operations controlled by the Company through sales and management agreements. All subsidiaries are

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
wholly owned, except for a few companies with small minority interests. The consolidated financial statements also include the accounts of the funeral trusts, cemetery merchandise and service trusts and perpetual care trusts, and several pooled investment funds created for such trusts in which the Company has a variable interest and is the primary beneficiary.
      All significant inter-entity balances and transactions have been eliminated in the consolidated financial statements. The consolidated financial statements have been prepared using the U.S. dollar and are presented in accordance with United States generally accepted accounting principles (“GAAP”).

Use of estimates
      The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. As a result, actual amounts could significantly differ from those estimates.

Funeral operations
      Sales of at-need funeral services are recorded as revenue when the service is performed.
      Pre-need funeral services contracts provide for future funeral services, generally determined by prices prevailing at the time the contract is signed. The payments made under the contract, in part, are either placed in trust or are used to pay the premiums of life insurance policies under which the Company is designated as beneficiary. Pre-need funeral services contract amounts are deferred until the service is performed. The Company estimates that trust fund investment earnings and annual insurance benefits exceed the increase in cost over time of providing the related services.
      The Company records amounts in funeral trusts in which the Company is not the primary beneficiary as amounts receivable from funeral trusts. Earnings in these trusts are deferred until the service is performed. The Company does not record on the consolidated balance sheet amounts associated with insurance funded pre-need contracts for which the Company has not serviced the contract.
      The Company records the assets in the funeral trusts in which the Company is the primary beneficiary as trust investments at their fair value in accordance with the FASB’s Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“FAS No. 115”). The liabilities of these trusts that are consolidated consist principally of the trusted portion of the Company’s obligation to the pre-need contract holders, which is reflected as non-controlling interest in the trusts.
      Realized earnings from funeral trust investments and related expenses of the trusts are recognized in other expense (income). Typically, an offsetting accretion for the non-controlling interest in the trusts is included as interest expense in other expense (income). Unrealized gains and losses of funeral trust investments are recorded in both trust investments and, net of tax, in non-controlling interest in funeral trusts in the Company’s consolidated balance sheet.
      Selling costs related to the sale of pre-need funeral services are expensed in the period incurred.

Cemetery operations
      Sales of cemetery merchandise and services and at-need cemetery interment rights are recorded as revenue when the merchandise is delivered or service is performed.

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
      Sales of pre-need cemetery interment rights are recognized in accordance with the retail land sales provisions of Statement of Financial Accounting Standards No. 66, “Accounting for Sales of Real Estate” (“FAS No. 66”) and EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). Accordingly, provided certain collectibility criteria are met, pre-need cemetery interment rights sales of developed cemetery property are deferred until a minimum of 10 percent of the sales price has been collected, while pre-need cemetery interment right sales of undeveloped cemetery property are deferred and revenue is recognized on a percentage of completion basis as the cemetery property is developed. Multiple element cemetery contract arrangements are allocated based on objective evidence of fair value, and revenue is recorded when the criteria for revenue recognition has been met for each element. For pre-need sales of cemetery merchandise and services, revenue is deferred until the delivery of such merchandise or performance of such services occurs.
      Pursuant to various state and provincial laws, a portion of the proceeds from the sale of pre-need merchandise and services may also be required to be paid into trusts. The Company records the assets in the cemetery merchandise and service trusts in which the Company is the primary beneficiary as trust investments at their fair value in accordance with FAS No. 115.
      The liabilities of the trusts consist principally of the trusted portion of the Company’s obligation to the pre-need contract holders, which is reflected as non-controlling interest in the trusts.
      Realized earnings from cemetery merchandise and service trust investments and related expenses of the trusts are recognized in other expense (income). Typically, an offsetting accretion expense for the non-controlling interest in the trusts is included as interest expense in other expense (income). The net amount of realized earnings on merchandise and service trust funds are recorded as cemetery revenue when the merchandise is delivered and service performed. Unrealized gains and losses of cemetery merchandise and service trust investments are recorded in both trust investments and, net of tax, in non-controlling interest in cemetery merchandise and service trusts in the Company’s consolidated balance sheet.
      All direct and indirect selling costs associated with the sale of cemetery products are expensed in the period incurred. The costs associated with fulfilling pre-need cemetery contracts are expensed at the same time as the related revenue is recognized. All costs associated with cemetery interment rights are expensed at the time of sale, due to the revenues being recognized pursuant to FAS No. 66. All costs associated with cemetery merchandise are expensed at the time the pre-need contract is serviced. All costs associated with cemetery services are expensed as incurred. These costs are generally not incurred until the contract is serviced, due to these costs primarily being labor costs.
      Interest is imputed at a market rate for financed pre-need cemetery contracts that do not bear a market rate of interest.

Perpetual care trusts
      A portion of the proceeds from cemetery sales for interment rights is generally required by law to be paid into perpetual or endowment care trusts. The Company records the assets in the perpetual care trusts as trust investments at their fair value in accordance with FAS No. 115.
      The principal in perpetual care trusts is required to be held in perpetuity and is not redeemable by the Company or the customer. Accordingly, the equity interest in the perpetual care trusts is presented as a non-controlling interest in perpetual care trusts between liabilities and stockholders’ equity in the Company’s consolidated balance sheet.
      Realized earnings from cemetery perpetual care trust investments are recognized in other expense (income) in accordance with FAS No. 115. Typically, an offsetting accretion expense for the non-

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
controlling interest in perpetual care trusts is also recorded in other expense (income). Distributable earnings from the perpetual care trusts are recognized in cemetery revenue to the extent of qualifying cemetery maintenance costs. Historically, qualifying cemetery maintenance costs have exceeded distributable earnings at individual cemeteries. Unrealized gains and losses on perpetual care trust investments are recorded in both cemetery perpetual care trust investments and, net of tax, in non-controlling interest in perpetual care trusts in the Company’s consolidated balance sheet. Generally, net capital gains of cemetery perpetual care trust investments are not eligible for distribution to the Company.

Insurance operations
      Insurance invested assets include fixed-maturity investments, cash and short-term investments held by the Company’s wholly-owned insurance company. The Company classifies all of its fixed-maturity investments held by the Company’s insurance company as available-for-sale. Investments classified as available-for-sale are carried at fair value with unrealized gains and losses, net of deferred taxes, reflected directly in accumulated other comprehensive income. Short-term investments include fixed maturities which mature within one year from the date of purchase, money market mutual funds and repurchase agreements.
      Insurance invested liabilities include liabilities for future policy benefits, policy claims and other benefits payable, and premiums collected in advance. The Company establishes a liability for future policy benefits related to its traditional whole life and limited-payment life insurance products using the net level premium method based on estimated investment yields and discretionary policy growth rates, mortality, persistency and other assumptions which were considered appropriate at the time the policies were issued. Benefit reserves for annuity contracts represent policy account balances before applicable surrender charges. Additionally, the Company establishes a liability for the impact of known policy benefits payable and estimated claims that have been incurred but not yet reported to the Company. The estimate of unreported claims is based on prior experience.
      For traditional life and participating life products, premiums are recognized as revenue when due from policyholders. Benefits and expenses are matched with earned premiums to result in recognition of profits over the life of the policy contracts. This association is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs.
      Revenues from annuity contracts represent principally surrender charges. Expenses from annuity contracts represent principally accumulated interest. Policy account balances for annuities represent the deposits received plus accumulated interest.
      Investment income, net of investment expenses, and realized gains and losses related to insurance invested assets are included within revenues.
      Insurance costs and expenses include policy benefits and claims, changes in policy benefit reserves, amortization of deferred acquisition costs, commissions, salaries, employee benefits, and other operating expenses. Policy benefits and expenses are recognized in income over the life of the policy contracts.
      To the extent recoverable, certain costs of acquiring new insurance business have been deferred. Such costs consist of first-year commissions in excess of renewal rates, direct underwriting and issuance costs.
      The deferred policy acquisition costs on traditional life products are amortized with interest over the anticipated premium-paying period of the related policies, in proportion to the ratio of annual gross premium revenue to be received over the life of the policies. Expected premium revenue is estimated by using the same mortality and withdrawal assumptions used in computing liabilities for future policy benefits.

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
      Also, the present value of future profits of acquired insurance business in force is amortized over the expected premium-paying period of the policies acquired.

Cash and cash equivalents
      Cash and cash equivalents include cash and term deposits with a term to maturity at acquisition of less than or equal to 90 days.

Inventories
      Inventories are carried at the lower of cost, determined primarily on a specific identification basis or a first-in first-out basis, and net realizable value.

Consolidation of trusts
      Beginning January 4, 2004, the Company accounts for its variable interest in the approximately 600 funeral, cemetery merchandise and service, and perpetual care trusts, and several pooled investment funds created for such trusts, in accordance with FASB interpretation No. 46 (FIN No. 46R). The consolidation of the Company’s interests did not change the legal relationships among these trusts, pooled investment funds, the Company, and its holders of pre-need contracts. The Company does not consolidate certain funeral trusts for which the Company does not absorb a majority of their expected losses, as it is not considered the primary beneficiary of these funeral trusts under FIN No. 46R.
      Under FIN No. 46R, the Company records the assets in the funeral, cemetery merchandise and service, and perpetual care trusts, and several pooled investment funds created for such trusts, in which the Company is the primary beneficiary as trust investments at their fair value in accordance with FAS No. 115.
      The liabilities of the funeral and cemetery merchandise and service trusts, and several pooled investment funds consist principally of the trusted portion of the Company’s obligation to the pre-need contract holders, which is reflected as non-controlling interest in the trusts. The equity interest in the perpetual care trusts presented as a non-controlling interest in perpetual care trusts between liabilities and stockholders’ equity in the Company’s consolidated balance sheet as the principal in perpetual care trust is required to be held in perpetuity and is not redeemable by the Company or the customer.
      Beginning January 4, 2004, realized earnings from funeral and cemetery merchandise and service trust investments and related expenses of the trusts are recognized in other expense (income). In addition, the accretion of the non-controlling interest in the trusts is included as interest expense in other expense (income). Unrealized gains and losses of funeral and cemetery merchandise and service trust investments are recorded in both trust investments and, net of tax, in non-controlling interest in funeral and cemetery trust in the Company’s consolidated balance sheet.
      Beginning January 4, 2004, realized earnings from cemetery perpetual care trust investments are recognized in other expense (income). Accretion expense on the non-controlling interest in perpetual care trusts is also recorded in other expense (income). To the extent of qualifying cemetery maintenance costs, distributable earnings from the perpetual care trust are recognized in cemetery revenue. Beginning January 4, 2004, unrealized gains and losses on perpetual care trust investments are recorded in both cemetery perpetual care trust investments and, net of tax, in non-controlling interest in perpetual care trusts in the Company’s consolidated balance sheet. Generally, net capital gains of cemetery perpetual care trust investments are not eligible for distribution to the Company.

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
      Creditors of the consolidated trusts, if any, have no recourse to the general credit of the Company, except as provided under contracts executed by the the Company or its subsidiaries.

Cemetery property
      Cemetery property, including capitalized interest, consists of developed plots, lawn crypts, mausoleums or niches and undeveloped land, and is valued at average cost. Amounts are expensed as revenue from sales of cemetery property is recognized.

Property and equipment
      Property and equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	10 to 20 years for buildings and the shorter of 10 years or the lease term for leasehold improvements
Automobiles	2 to 5 years
Furniture, fixtures and equipment	5 to 10 years
Computer hardware and software	3 to 6 years

Goodwill and intangible assets
      Goodwill, resulting from reorganization value in excess of identifiable net assets and purchase acquisitions, is not amortized, but tested annually for impairment. The Company’s reporting units for goodwill are its reportable funeral and cemetery operating segments, and its insurance reporting unit.
      Identifiable intangible assets consist of deferred insurance policy acquisition costs, present value of future insurance business profits and acquired key employee covenants not to compete, which are amortized over their respective useful lives using a method reflecting the pattern in which such assets are consumed.

Financial instruments
      Financial instruments that potentially subject the Company to concentrations of credit or collection risk principally consist of cash and cash equivalents, customer receivables, receivables from trusts, and trust investments.
      The Company maintains its cash and cash equivalents in bank deposit accounts with various major financial institutions which, at times may exceed federally insured limits. The Company has not experienced any losses in such deposit accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.
      Concentrations of credit risk with respect to customer receivables are minimal, due to the low dollar amount of each receivable, the large number of customers and the large dispersion of the receivables across many geographic areas.
      Funeral and cemetery merchandise and service trust investments represent customer payments on pre-need funeral contracts and pre-need cemetery contracts that are placed into state regulated trusts, and generally do not subject the Company to significant collection risk. Funds placed into certain state regulated trusts are limited to federally insured deposits and or U.S. Government bonds. The Company’s policies with respect to trust fund investments are specifically designed such that investments are

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
diversified primarily in cash, fixed income and equity securities and are maintained with various high quality and reputable counterparties, as well as to minimize concentrations of credit risk by not maintaining disproportionately large balances in any one financial counterparty. As of December 31, 2005, the Company had a significant concentration of small restricted cash trust accounts in the aggregate amount of $53,177,000 (2004 — $63,175,000) with one financial institution.
      A summary of the cost and fair values of financial instruments is as follows:

	December 31, 2005		January 1, 2005

	Carrying Value	Fair Value	Carrying Value	Fair Value

Amounts receivable from funeral trusts (see Note 3)	$29,893	$29,893	$27,243	$27,243
Long-term debt (see Note 6)	373,475	380,475	463,640	480,682
Derivative instruments (see Note 21)	941	941	2,087	2,087

	$404,309	$411,309	$492,970	$510,012

      The carrying amount of cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximates fair value due to the short-term maturities of these instruments.
      The carrying amount of funeral, cemetery and perpetual care trust investment and insurance investments are classified as available for sale securities and recorded at fair value based on quoted market prices.

Derivative Financial Instruments
      The Company accounts for its derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (“FAS No. 133”). The Company records derivative instruments in the consolidated balance sheet as either an asset or liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met. The Company formally documents, designates and assesses the effectiveness of transactions that receive hedge accounting.
      The Company has a significant portion of its corporate and administrative functions in Canada. Expenses for these functions are paid principally in Canadian dollars and have predictable future cash outflows (“Foreign Currency Expenditure”). The Company has a program to hedge the variability in the United States dollar equivalent of a portion of the Foreign Currency Expenditure due to the fluctuation in the exchange rate between the United States dollar and Canadian dollar (“Foreign Currency Hedge Program”). The Company uses forward foreign exchange contracts and foreign exchange option contracts to partially mitigate foreign exchange variability. In accordance with FAS No. 133, the Company has designated the Foreign Currency Hedge Program as qualifying for hedge accounting.
      For derivatives that qualify and are designated as hedges of future cash flows, the effective portion of changes in fair values (the “Effective Portion”) are reported in stockholders’ equity under accumulated other comprehensive income. The Effective Portion is recognized in earnings and included in general and administrative expense when the related Foreign Currency Expenditure affects earnings. In cases where the Company revises its Foreign Currency Expenditure estimates, the Effective Portion attributable to the extent of any downward change in the Foreign Currency Expenditure estimates will be reclassified from accumulated other comprehensive income to current earnings and included in general and administrative expenses. The Company designates the change in fair value of forward foreign exchange contracts due to the change in forward points and the change in fair value of foreign exchange option contracts due to the

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
change in time value as the “Ineffective Portion.” The changes in fair values of derivatives that are not designated as hedges and the Ineffective Portion are recognized currently and included with foreign exchange gains/losses, which are reported in general and administrative expense.

Stock based compensation plans
      The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” as interpreted by Financial Accounting Standards Board (“FASB”) Interpretation No. 44 (“FIN 44”), “Accounting for Certain Transactions Involving Stock Compensation — an Interpretation of APB 25” and Emerging Issues Task Force No. 00-23 (“EITF 00-23”), “Issues related to the Accounting for Stock Compensation under APB 25 and FIN 44,” and FASB Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans,” and complies with the disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of SFAS 123.”
      Under APB Opinion No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price. Compensation expense is also recorded when the number of shares to be issued upon exercise is not determinable, as with the tandem appreciation right where the number of shares issued is dependent upon the exchange of the option for the tandem appreciation right. SFAS No. 123 as amended by SFAS No. 148 requires a fair-value based method of accounting for an employee stock option or similar equity instrument.
      Had compensation cost for the Company’s stock-based plan, including options grants and restricted stock issuances been determined using the Black-Scholes option pricing model at the grant date for awards granted in accordance with the provisions of SFAS No. 123, the Company’s net income would have been the amounts indicated below:

	52 Weeks	52 Weeks	53 Weeks
	Ended	Ended	Ended
	December 31,	January 1,	January 3,
	2005	2005	2004

Net income, as reported	$41,183	$9,349	$10,807
Total stock-based employee compensation expense determined under fair value-based method, net of tax	(2,805)	(2,584)	(2,479)

Pro forma net income	$38,378	$6,765	$8,328

Net income per common share:
Basic, as reported	$1.02	$0.23	$0.27
Basic, pro forma	0.95	0.17	0.21
Diluted, as reported	0.99	0.23	0.27
Diluted, pro forma	0.92	0.16	0.21

Income taxes
      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided against deferred tax assets to the extent recoverability of the asset cannot be considered to be more likely than not.
      In accordance with the principles of fresh start reporting, any future reduction of valuation allowances established at the Effective Date as a result of the utilization of benefits will reduce goodwill established at the Effective Date or, if such goodwill has been reduced to zero, increase capital in excess of par value.

Foreign currency translation
      The assets and liabilities of the Company’s foreign subsidiaries, which have a functional currency other than the U.S. dollar, are translated into U.S. dollars at the rates of exchange as of the consolidated balance sheet date, and revenue and expenses are translated at the average rates of exchange for the periods of operation. The net gains or losses arising from the translations are included in stockholders’ equity as a component of accumulated other comprehensive income in the consolidated statement of stockholders’ equity.

Comparability
      Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year, due to, among other things, the reclassification of assets held for sale as discontinued operations.

Accounting changes and recent accounting standards

Recent accounting standards
      In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“FAS No. 123R”). FAS No. 123R requires companies to recognize compensation expense in an amount equal to the fair value of the share-based payment (including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans) issued to employees. FAS No. 123R applies to all transactions involving issuance of equity by a Company in exchange for goods and services, including employee services. FAS No. 123R is effective in the first interim or annual reporting period of the first fiscal year beginning on or after June 15, 2005. The Company will adopt FAS No. 123R in the first fiscal quarter of its 2006 fiscal year and expects to use the modified prospective application method, which results in no restatement of the Company’s previously issued annual consolidated financial statements. The adoption of FAS No. 123R is expected to result in additional compensation expense of approximately $3.7 million for the 2006 fiscal year.

NOTE 3.	PRE-NEED FUNERAL RECEIVABLES AND TRUST INVESTMENTS
      The balance in pre-need funeral receivables and trust investments represents customer receivables and funeral trust investments related to unperformed, price-guaranteed, pre-need funeral contracts. The

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
components of pre-need funeral receivables and trust investments in the consolidated balance sheets are as follows:

	December 31,	January 1,
	2005	2005

Customer receivables	$38,438	$37,146
Allowance for contract cancellations and refunds	(15,988)	(17,287)
Funeral trust investments	282,084	288,928
Amounts receivable from funeral trusts	29,893	27,243

Pre-need funeral receivables and trust investments	$334,427	$336,030

      For customer receivables, an allowance for cancellations and refunds is provided at the date of pre-need funeral contract sale based on management’s best estimates and is offset by an allowance against deferred pre-need funeral contract revenue.
      Certain of the funeral trusts have not been consolidated, because the Company is not the primary beneficiary. Accordingly, they are reported as amounts receivable from funeral trusts. Amounts receivable from funeral trusts represent a portion of the proceeds from the sale of pre-need funeral services, deposited in accordance with state and provincial trusting laws with various financial institutions, together with accrued earnings. The Company will recognize and generally receive these amounts when the merchandise is delivered or service is performed.
      As of December 31, 2005, the fair value of funeral trust investments classified as available-for-sale securities was based on quoted market prices. The carrying values of restricted cash and cash equivalents, and other investments approximate their fair values, due to their short-term to maturity. Funeral trust investments are evaluated for other-than-temporary impairment. Other-than-temporary impairment is required to be reflected in current earnings as a realized loss. It is possible that changes in interest rates, equity prices and other economic conditions in the near term could result in other-than-temporary impairment that could be significant to the Company.
      It is not practical to estimate the fair value of amounts receivable from funeral trusts, because they are commingled with other third party funds in various trusts.

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
      The table below shows funeral trust investments at their fair values.

	December 31,	January 1,
	2005	2005

Available-for-sale
Fixed income securities:
U.S. Treasury and other Government obligations	$22,724	$18,425
U.S. Government agencies	13,145	11,683
Corporate	12,318	10,325

Total bonds	48,187	40,433
Mortgaged-backed	20,357	17,288
Asset-backed	2,920	1,500

Total fixed income securities	71,464	59,221
Equity securities	79,645	63,177

Total available-for-sale	151,109	122,398
Restricted cash and cash equivalents	101,598	131,105
Other	29,377	35,425

Funeral trust investments	$282,084	$288,928

Unrealized gains	$11,709	$9,124
Unrealized losses	(4,758)	(2,007)
      Realized investment income from the funeral trust investments, including realized gains and losses are recorded in other expense (income).
      During the 52 weeks ended December 31, 2005, funeral trust available-for-sale securities with a cost of $177,151,000 were sold for proceeds of $178,995,000, resulting in $5,368,000 and $3,524,000 of realized gains and losses, respectively. The first in, first out method was used to determine the cost of funeral trust available-for-sale securities disposed of. The Company has determined that unrealized losses in the funeral trust investments are not other-than-temporary, as the unrealized losses were due to temporary fluctuations in interest rates and equity prices.
      The Company generally recommends to the trustee the mix of equities and fixed income securities in accordance with policies set by an investment committee comprised of members of senior management. The investment committee sets the mix of investments within the investment parameters set by various state and provincial regulators and with the assistance of independent professional financial advisors. The policy emphasizes a capital preservation approach while maintaining acceptable levels of income and capital appreciation.

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
      Maturities of fixed income securities are estimated as follows:

December 31,
2005

Due in one year or less	$769
Due in one to five years	26,858
Due in five to ten years	13,936
Thereafter	29,901

$71,464

NOTE 4.	PRE-NEED CEMETERY RECEIVABLES AND TRUST INVESTMENTS
      The components of pre-need cemetery receivables and trust investments in the consolidated balance sheets are as follows:

	December 31,	January 1,
	2005	2005

Customer receivables	$61,749	$64,130
Unearned finance income	(6,232)	(5,759)
Allowance for contract cancellations and refunds	(15,648)	(17,538)
Cemetery merchandise and service trust investments	267,453	270,821

	$307,322	$311,654

      Cemetery merchandise and service trust investments represent a portion of the proceeds from the sale of pre-need merchandise and services, deposited in accordance with state and provincial trusting laws with various financial institutions, together with accrued earnings as of December 31, 2005. The Company will recognize and generally receive these amounts when the merchandise is delivered or service is performed.
      For pre-need cemetery contract sales, other than sales of pre-need cemetery interment rights, which are recognized in accordance with the retail land sales provisions of Statement of Financial Accounting Standards No. 66, “Accounting for Sales of Real Estate,” an allowance for cancellations and refunds is provided at the time of sale based on management’s best estimates and is offset by an allowance against deferred pre-need funeral and cemetery revenue. For customer receivables, an allowance is provided at the time of the pre-need cemetery contract sale.
      As of December 31, 2005, the fair value of cemetery merchandise and service trust investments classified as available-for-sale securities was based on quoted market prices. The carrying values of restricted cash and cash equivalents, and other investments approximate their fair values, due to their short-term to maturity. Cemetery trust investments are evaluated for other-than-temporary impairment. Other-than-temporary impairment is required to be reflected in current earnings as a realized loss. It is possible that changes in interest rates, equity prices and other economic conditions in the near term could result in other than temporary impairment that could be significant to the Company.
      The fair value of customer receivables is not materially different from book value, because of the large number of individual contracts, which generally have terms of one to seven years and contractual or imputed interest rates ranging from 8.00% to 9.75% per annum.

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
      The table below shows cemetery merchandise and service trust investments at their fair values.

	December 31,	January 1,
	2005	2005

Available-for-sale
Fixed income securities:
U.S. Treasury and other Government obligations	$44,647	$49,773
U.S. Government agencies	20,130	24,729
Corporate	21,081	19,990

Total bonds	85,858	94,492
Mortgaged-backed	36,826	34,792
Asset-backed	5,883	3,146

Total fixed income securities	128,567	132,430
Equity securities	100,069	99,845

Total available-for-sale	228,636	232,275
Restricted cash and cash equivalents	30,257	37,120
Other	8,560	1,426

Cemetery trust investments	$267,453	$270,821

Unrealized gains	$13,709	$16,194
Unrealized losses	(6,341)	(3,083)
      Realized investment income from the cemetery merchandise and service trust investments, including realized gains and losses are recorded in other expense (income).
      During the 52 weeks ended December 31, 2005, cemetery merchandise and service trust available-for-sale securities with a cost of $160,541,000 were sold for proceeds of $162,212,000, resulting in $4,865,000 and $3,194,000 of realized gains and losses, respectively. The first in, first out method was used to determine the cost of cemetery trust available-for-sale securities disposed of. The Company has determined that unrealized losses in the cemetery merchandise and service trust investments are not other-than-temporary, as the unrealized losses were due to temporary fluctuations in interest rates and equity prices.
      The Company recommends to the trustee the mix of equities and fixed income securities in accordance with policies set by an investment committee comprised of members of senior management. The investment committee sets the mix of investments within the investment parameters set by various state and provincial regulators and with the assistance of independent professional financial advisors. The policy set by the investment committee emphasizes, through an investment grade focus, a capital preservation approach while maintaining acceptable levels of income and capital appreciation.

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
      Maturities of fixed income securities are estimated as follows:

December 31,
2005

Due in one year or less	$1,099
Due in one to five years	48,327
Due in five to ten years	24,512
Thereafter	54,629

$128,567

      The customer receivables as of December 31, 2005, are expected to mature as follows:

End of
Fiscal Year

2006	$32,416
2007	15,070
2008	7,382
2009	3,778
2010	1,521
Thereafter	1,582

$61,749

NOTE 5.	CEMETERY PERPETUAL CARE TRUST INVESTMENTS
      A portion of the proceeds from cemetery sales for interment rights is generally required by law to be paid into perpetual care trusts.
      As of December 31, 2005, the fair value of perpetual care trust investments classified as available-for-sale securities were based on quoted market prices. The carrying values of restricted cash and cash equivalents, and other investments approximate their fair values, due to their short-term to maturity. Perpetual care trust investments are evaluated for other-than-temporary impairment. Other-than-temporary impairment is reflected as a reduction in perpetual care trust investments with an offsetting reduction in non-controlling interest in perpetual care trust. It is possible that changes in interest rates, equity prices and other economic conditions in the near term could result in other than temporary impairment that could be significant to the Company.

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
      The table below shows perpetual care trust investments at their fair values.

	December 31,	January 1,
	2005	2005

Available-for-sale
Fixed income securities:
U.S. Treasury and other Government obligations	$52,918	$36,871
U.S. Government agencies	28,043	34,664
Corporate	35,346	38,433

Total bonds	116,307	109,968
Mortgaged-backed	63,548	74,707
Asset-backed	12,089	11,319

Total fixed income securities	191,944	195,994
Equity securities	28,158	27,673

Total available-for-sale	220,102	223,667
Restricted cash and cash equivalents	23,263	21,611
Other	440	774

Cemetery perpetual care trust investments	$243,805	$246,052

Unrealized gains	$4,084	$5,271
Unrealized losses	(5,535)	(2,344)
      During the 52 weeks ended December 31, 2005, perpetual care trust available-for-sale securities with a cost of $147,912,000 were sold for proceeds of $149,451,000, resulting in $4,482,000 and $2,943,000 of realized gains and losses, respectively. The first in, first out method was used to determine the cost of perpetual care trust available-for-sale securities disposed of. The Company has determined that unrealized losses in the perpetual care trust investments are not other-than-temporary, as the unrealized losses were due to temporary fluctuations in interest rates and equity prices.
      The Company recommends to the trustee the mix of equities and fixed income securities in accordance with policies set by an investment committee comprised of members of senior management. The investment committee sets the mix of investments within the investment parameters set by various state and provincial regulators and with the assistance of independent professional financial advisors. The policy set by the investment committee emphasizes, through an investment grade focus, a capital preservation approach while maintaining acceptable levels of income and capital appreciation.
      Maturities of fixed income securities are estimated as follows:

December 31,
2005

Due in one year or less	$1,196
Due in one to five years	65,463
Due in five to ten years	35,456
Thereafter	89,829

$191,944

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 6.	LONG-TERM DEBT
      Long-term debt consists of the following:

	December 31, 2005		January 1, 2005

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Revolving credit facility(a)	$4,000	$4,000	$—	$—
Senior secured term loan B due in 2009(a)(b)	161,683	161,683	246,826	246,826
7.75% Senior unsecured notes due in 2012(c)	200,000	207,000	200,000	216,760
12.25% Senior unsecured notes due in 2009(d)	—	—	4,509	4,791
Promissory notes and capitalized obligations, certain of which are secured by assets of certain subsidiaries	7,792	7,792	12,305	12,305

	373,475	380,475	463,640	480,682
Less, current maturities of long-term debt	2,435	2,435	9,083	9,365

	$371,040	$378,040	$454,557	$471,317

(a)	In 2003, the Company entered into a senior secured facility (the “Credit Agreement”), which after subsequent amendments, includes a $368,000,000 Senior Secured Term Loan B due September 29, 2009 (the “Term Loan B”) and a $75,000,000 revolving credit facility (the “Revolving Credit Facility”), of which $35,000,000 is available in the form of letters of credit.

The Revolving Credit Facility is intended to be used primarily to fund the Company’s working capital requirements. The Revolving Credit Facility bears interest at a rate per annum in accordance with graduated pricing based upon the Company’s consolidated leverage ratio, and the Company has the option to elect an interest rate equal to either (i) a base rate (7.25% at December 31, 2005), plus 1.75% (based upon the Company’s consolidated leverage ratio at December 31, 2005), or (ii) LIBOR (4.54% for the three-month LIBOR at December 31, 2005), plus 2.75% (based upon the Company’s consolidated leverage ratio at December 31, 2005). An annual fee of 0.50% is charged on the unused portion of the Revolving Credit Facility. The Revolving Credit Facility matures on September 29, 2008.

Material covenants in the Credit Agreement include a requirement to maintain a minimum interest coverage ratio and fixed charge coverage ratio, a requirement not to exceed a maximum leverage ratio, an annual maximum on capital expenditures and cemetery development, and specified maximum amounts for capital lease obligations, indebtedness, acquisitions, certain investments, and sales of accounts receivable. Outstanding principal amounts and interest accrued and unpaid may, at the election of the requisite lenders, become immediately due and payable and further commitments by the lenders to make loans may, at the election of the requisite lenders, be terminated upon the occurrence of events of default specified in the Credit Agreement. As of December 31, 2005, the Company was in compliance with all covenants and was not in breach of any provision of the Credit Agreement that would cause an event of default to occur. The Credit Agreement is secured by specified real property, and substantially all personal property of Alderwoods Group and specified subsidiaries.

On March 18, 2005, Alderwoods Group, Inc. entered into an amendment to the Credit Agreement. The amendment modifies the Credit Agreement to provide Alderwoods Group, Inc. additional flexibility to introduce an employee stock purchase plan and other long-term incentive plans, increase

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)

the letter of credit sub-limit under the Revolving Credit Facility to $35,000,000 from $25,000,000, and make certain other agreed upon changes.

As of December 31, 2005, the amount available under the Revolving Credit Facility was $75,000,000, less $17,644,000 in outstanding letters of credit and a revolving credit facility balance of $4,000,000.

(b)	The Term Loan B provides the Company with an option to elect an interest rate equal to either (i) a base rate (7.25% at December 31, 2005), plus 1.00%, or (ii) LIBOR (4.54% for the three-month LIBOR at December 31, 2005), plus 2.00%. The weighted average rate of interest was 6.31% at December 31, 2005. The Term Loan B is repayable in quarterly principal installments from December 31, 2005, to June 13, 2009 (subject to reduction for prepayments) of 0.25% of the aggregate principal amount of the Term Loan B outstanding as of December 3, 2004, with a lump sum payment of the then-outstanding amount on the maturity date. The Company has prepaid the required quarterly principal installments up to and including the first quarter of its 2007 fiscal year.

As a result of the amendment to the Credit Agreement on August 19, 2004, the Company expensed $1,164,000 of unamortized deferred finance costs, which is included in interest expense for the 52 weeks ended January 1, 2005. In addition, $3,280,000 of refinancing fees and costs incurred in connection with the Credit Agreement amendments on August 19, 2004, and December 3, 2004, is also included in interest expense for the 52 weeks ended January 1, 2005.

(c)	On August 19, 2004, the Company issued the 7.75% Senior Unsecured Notes, due in 2012 (the “Eight-Year Senior Unsecured Notes”). Interest accrues at an annual rate of 7.75% and is payable semi-annually on March 15 and September 15 or, if such day is not a business day, the next succeeding business day. At any time prior to September 15, 2007, the Company may, at its option, redeem up to 35% of the aggregate principal amount of the Eight-Year Senior Unsecured Notes at a redemption price of 107.75% of the stated principal amount, plus accrued and unpaid interest and Liquidated Damages (as defined in the indenture governing the Eight-Year Senior Unsecured Notes), if any, with net cash proceeds from specified equity offerings, provided at least 65% of the aggregate principal amount of the Eight-Year Senior Unsecured Notes remains outstanding and the redemption occurs within 90 days of the date of the closing of the specified equity offering. On or after September 15, 2008, the Company may, at its option, redeem all or part of the Eight-Year Senior Unsecured Notes at the redemption prices (expressed as percentages of the stated principal amount) set forth below, plus accrued and unpaid interest and Liquidated Damages, if any, if redeemed during the twelve-month period beginning on September 15 of the years indicated below:

Year	Percentage

2008	103.875
2009	101.938
2010 and thereafter	100.000

(d)	On January 2, 2002, the Company issued the 12.25% Senior Unsecured Notes, due 2009. On April 21, 2004, the Company repurchased the principal amount of $9,248,000 at a premium of $1,110,000, plus accrued interest. The premium is included in interest expense for the 52 weeks ended January 1, 2005.

On August 19, 2004, the Company repurchased the principal amount of $316,243,000 at a premium of $31,340,000, plus accrued interest pursuant to an offer to purchase and consent solicitation. The premium is included in interest expense for the 52 weeks ended January 1, 2005.

On January 3, 2005, the Company repurchased the remaining principal amount of $4,509,000 at a premium of $282,000, plus accrued interest. The premium is included in interest expense for the 52 weeks ended December 31, 2005.

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
      The Credit Agreement and the Eight-Year Senior Unsecured Notes are guaranteed by substantially all of Alderwoods Group’s wholly-owned U.S. subsidiaries, other than Alderwoods Group’s insurance subsidiaries and other specified excluded subsidiaries. Alderwoods Group, the parent company, has no independent assets or operations, and the guarantees of its guarantor subsidiaries are full and unconditional, and joint and several.
      In certain change of control situations, Alderwoods Group is required to make an offer to purchase the then-outstanding Eight-Year Senior Unsecured Notes at a price equal to 101% of their stated principal amount, plus accrued and unpaid interest to the applicable repurchase date and Liquidated Damages, if any.
      The Credit Agreement and the indenture governing the Eight-Year Senior Unsecured Notes restrict the Company’s ability to engage in asset sales. The Credit Agreement and the indenture governing the Eight-Year Senior Unsecured Notes prohibit dispositions of assets unless the assets disposed of fulfill the requirements of specified exceptions. The indenture governing the Eight-Year Senior Unsecured Notes excepts, among other exceptions, assets with a fair market value less than $5,000,000. One specified exception contained in the Credit Agreement is dispositions of any of a group of identified “discontinued assets;” another is dispositions of assets not exceeding $35,000,000 book value in the aggregate over the life of the Credit Agreement, provided that (i) the consideration received is at least equal to fair market value and (ii) not less than 75% of the consideration is paid in cash or cash equivalents. Within 270 days of the receipt of net proceeds from any such asset sale, the Company has the ability to apply such net proceeds at its option (or as otherwise required) to invest in non-current operating assets (or enter into agreements for such investment which agreements are consummated within 360 days of such receipt of asset sale proceeds). Up to $10,000,000 of such net proceeds in any fiscal year (but not in excess of $40,000,000 in the aggregate over the term of the Credit Agreement) may be applied to make capital expenditures. To the extent the Company receives net proceeds in excess of additional specified thresholds and such excess is not applied to invest in non-current operating assets or make capital expenditures as described in the two immediately preceding sentences, the Company must make mandatory repayments under the Credit Agreement and, after all indebtedness under the Credit Agreement has been repaid, offer to purchase the Eight-Year Senior Unsecured Notes at a purchase price equal to 100.00% of the stated principal amount, plus accrued and unpaid interest and Liquidated Damages, if any.
      Covenants in the Credit Agreement and the indenture governing the Eight-Year Senior Unsecured Notes restrict, and under specified circumstances prohibit, the payment of dividends by the Company.
      In connection with the issuance of the Eight-Year Senior Unsecured Notes, the Company entered into a registration rights agreement, pursuant to which the Company was required, on or prior to May 16, 2005, to file an exchange offer registration statement on an appropriate form under the Securities Act of 1933 with the SEC. On May 12, 2005, the Company filed the exchange offer registration statement with the SEC. The registration statement was subsequently declared effective by the SEC on June 7, 2005. On June 8, 2005, the Company commenced an exchange offer (the “Exchange Offer”) pursuant to which holders of the Eight-Year Senior Unsecured Notes were given the opportunity to exchange their outstanding notes for new notes with substantially identical terms covered by the exchange offer registration statement. The Company consummated the Exchange Offer on July 18, 2005.

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
      Maturities of long-term debt principal are as follows:

End of
Fiscal Year

2006	$2,435
2007	4,055
2008	7,618
2009	157,570
2010	184
Thereafter	201,613

$373,475

NOTE 7.	INSURANCE ACTIVITIES
      Revenue from insurance operations is comprised of the following:

	52 Weeks Ended	52 Weeks Ended	53 Weeks Ended
	December 31,	January 1,	January 3,
	2005	2005	2004

Premiums	$81,943	$67,833	$52,251
Interest, dividend and other investment income	13,036	10,560	8,753
Realized investment gains	26	1,731	123

	$95,005	$80,124	$61,127

      As of December 31, 2005 and January 1, 2005, the fair values of insurance operation investments classified as available-for-sale were based on quoted market prices. The carrying values of cash and short-term investments and other investments approximate their fair values, due to their short-term to maturity. Fixed maturity securities are classified as available-for-sale and carried at fair value. Investments in debt securities are evaluated for other than temporary impairment. Other temporary impairment is reflected in current period income as a realized loss. It is possible that a significant change in economic conditions in

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
the near term could result in losses that could be significant to the Company. Insurance invested assets carrying and fair values consist of the following:

	December 31,	January 1,
	2005	2005

Available-for-sale
Fixed income securities:
U.S. Treasury and other Government obligations	$37,378	$36,405
U.S. state and political subdivisions	1,235	1,201
Corporate	114,715	107,981

Total bonds	153,328	145,587
Collateralized mortgages	66,455	47,490
Mortgaged-backed	56,028	45,385
Asset-backed	15,773	10,227

Total available-for-sale	291,584	248,689
Cash and short-term investments	2,917	2,004
Other	97	92

Insurance invested assets	$294,598	$250,785

Unrealized gains	$6,435	$7,666
Unrealized losses	(3,239)	714
      During the 52 weeks ended December 31, 2005, insurance investments classified as available-for-sale with a cost of $37,357,000 (2004 — $40,021,000), were sold for proceeds of $37,382,000 (2004 — $41,752,000), resulting in $565,000 (2004 — $1,976,000) and $540,000 (2004 — $245,000) of realized gains and losses, respectively. The specific cost method was used to determine the cost of available-for-sale securities disposed of. The Company has determined that unrealized losses in insurance invested assets are not other-than-temporary, as the unrealized losses were due to temporary fluctuations in interest rates.
      Insurance invested assets are predominantly in fixed income securities. The Company manages the mix of fixed income securities in accordance with policies set by an investment committee comprised of members of senior management. The investment committee sets and modifies the mix of investments with the assistance of independent professional financial advisors. The policy emphasizes a conservative approach while maintaining acceptable levels of income and capital appreciation.
      Maturities of fixed income securities are estimated as follows:

	December 31,	January 1,
	2005	2005

Due in one year or less	$10,502	$1,904
Due in one to five years	35,212	43,760
Due in five to ten years	29,951	21,125
Thereafter	77,663	78,798

	$153,328	$145,587

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 8.	STOCKHOLDERS’ EQUITY

Capital stock
      The Company is authorized to issue 10,000,000 shares of Preferred Stock, with a par value of $0.01 per share, of which none have been issued.
      The Company is authorized to issue 100,000,000 shares of Common Stock, with a par value of $0.01 per share.
      In addition, warrants to purchase 2,992,000 shares of Common Stock were issued on the Effective Date, January 2, 2002. The warrants entitle the holders to purchase, at any time up to January 2, 2007, shares of Common Stock at an exercise price of $25.76 per share. The exercise price of the warrants exceeded the fair value of the Company’s Common Stock on the date of issuance and throughout the 52 weeks ended December 31, 2005, 53 weeks ended January 1, 2005, and 53 weeks ended January 3, 2004. None of the warrants have been exercised.

Stock Based Compensation Plans
Director Compensation Plan
      Pursuant to the Company’s Director Compensation Plan (the “Director Compensation Plan”), each director of the Company who is not an employee of the Company or any of its subsidiaries has the option of receiving his or her annual base retainer and attendance fees in cash, Common Stock or a combination thereof. Further, each participant may elect to have Common Stock paid in the form of deferred Common stock (“Deferred Stock”), which will be credited to a booking account in the name of the participant. The Deferred Stock is subject to a deferral period during which the participant has no right to transfer any rights under his or her Deferred Stock and has no other rights of ownership therein. The Company has reserved 100,000 shares of Common Stock for issuance as compensation in lieu of cash under the Director Compensation Plan, of which 53,674 shares have been issued as of December 31, 2005.
Employee Stock Purchase Plan
      In 2005, the Company’s shareholders approved the adoption of a compensatory employee stock purchase plan to provide for the purchase on the open market, to a maximum of 1,100,000 shares of Common Stock of the Company. Eligible employees may authorize payroll deductions of up to 5% of their regular base salary to purchase shares of Common Stock of the Company on the open market on a monthly basis. The Company will make a cash contribution to purchase shares of Common Stock of the Company as additional compensation to each participant equal to 50% of the employee’s contribution for that month. During the 52 weeks ended December 31, 2005, a total of 46,653 shares were purchased and distributed to employees at an average price of $16.10 per share and compensation expense of $250,000 was incurred.
2005-2007 Executive Strategic Incentive Plan
      The 2005-2007 Executive Strategic Incentive Plan, approved by the Board of Directors on July 21, 2005, is a performance based compensation plan designed to motivate and reward the senior management team for achieving shareholder value objectives. The plan provides cash awards to the senior executives based on the Company’s Common Stock reaching a threshold target price of $17.00 in December 2007. The amount of the cash award increases the more the stock price exceeds the $17.00 threshold target price. Achieving a stock price of $17.00 results in an aggregate cash award of $5.6 million. Achieving a stock price of $18.00 results in an aggregate cash award of $8.0 million. The aggregate cash award

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
increases by $1.6 million for every $1.00 in stock appreciation beyond $18.00. No compensation expense was recorded in the 52 weeks ended December 31, 2005 as market value at December 31, 2005 was less than the threshold target price for the Executive Strategic Incentive Plan.
2005 Equity Incentive Plan
      In April of 2005, the Company’s shareholders approved the 2005 Equity Incentive Plan that permits the grant of (i) options to the employees and members of the Company’s Board of Directors, with or without tandem appreciation rights, and (ii) restricted Common Stock units. A total of 1,800,000 shares are reserved for grant under the plan. Stock options have 3-year terms and vest at a rate of 25% on the first, 25% on the second and 50% on the third anniversaries of the date of grant.
      The tandem appreciation rights entitle the employee to exchange the employee’s option right for a number of shares equal in value to the appreciated value of the options. The exchange of the option for the tandem appreciation right requires an immediate exercise of the tandem appreciation right and will cause the immediate termination of the related option right. An exchange of an option right for a tandem appreciation right may only be made when the relevant option is otherwise exercisable. Although the options granted had an exercise price equal to or greater than the market value of the underlying Common Stock on the grant date, the number of shares to be issued upon exercise is not determinable as it is dependent upon the exchange of the option for a tandem appreciation right. In applying the intrinsic value-based method, the Company did not record a stock-based compensation expense for the 52 weeks ended December 31, 2005 as the market value at December 31, 2005 was less than the exercise price.
      As of December 31, 2005, the Company had granted 242,200 shares of restricted Common Stock units to employees. The restricted Common Stock units do not vest for the first three years after the date grant. Thereafter, the restricted Common Stock units vest in years 3 to 10 based upon the share price of the Company’s Common Stock. After three years of service, the restricted Common Stock units vest 70% at a $17 share price, and an additional 15% at a $17.50 share price and the final 15% at an $18 share price. Once granted, the restricted Common Stock units are not included in total shares outstanding and are not included in the weighted average number of common shares outstanding in each period used to calculate basic earnings per share until vested. No compensation expense was recorded in the 52 weeks ended December 31, 2005 as market value at December 31, 2005 was less than the vesting price for the restricted Common Stock units.
2002 Equity Incentive Plan
      On January 2, 2002 the Company implemented the 2002 Equity Incentive Plan that permits the grants of stock options to the employees and members of the Company’s Board of Directors. A total of 4,500,000 shares are reserved for grant under the plan. Stock options are granted with an exercise price equal to the stock’s fair market value at the date of grant. Except in certain cases, stock options have 3-year terms and vest at a rate of 25% on the first, 25% on the second and 50% on the third anniversaries of the date of grant. For option grants under the 2002 Equity Plan, no stock-based compensation expense was recorded in the 52 weeks ended December 31, 2005, 52 weeks ended January 1, 2005 and 53 weeks ended January 3, 2004, as all options granted under this plan had an exercise price equal to or greater than the market value of the underlying Common Stock on the grant date.

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
      The following is a summary of the total number of outstanding stock options and restricted Common Stock units under both plans:

	Outstanding	Weighted Average	Outstanding Restricted	Weighted Average
	Options	Exercise Price	Common Stock Units	Exercise Price

	(thousands)	(dollars per	(thousands)	(dollars per
		Common share)		Common share)
Balance at December 28, 2002	3,470	$11.07	—	$—
Granted	1,220	3.65	—	—
Exercised	(4)	7.59	—	—
Cancelled	(501)	11.39	—	—
Balance at January 3, 2004	4,185	8.87	—	—
Granted	70	9.43	—	—
Exercised	(10)	5.62	—	—
Cancelled	—	—	—	—
Balance at January 1, 2005	4,245	8.89	—	—
Granted	1,308	15.09	248	15.99
Exercised	(431)	6.44	—	—
Cancelled	(91)	8.25	(11)	15.99

Balance at December 31, 2005	5,031	$10.75	237	$15.99

      The following table summarizes information about stock options outstanding at December 31, 2005:

				Number
		Weighted-Average		Exercisable
Range of	Number	Remaining	Weighted-Average	Common	Weighted-Average
Exercise Prices	Outstanding	Contractual Life	Exercise Price	share	Exercise Price

(dollars per Common share)	(thousands)	(in years)	(dollars per	(thousands)	(dollars per
			Common share)		Common share)
$ 3.65 – $ 5.96	919	7.24	$3.65	459	$3.65
$ 5.97 – $ 7.59	1,035	6.48	7.47	1,035	7.47
$ 7.60 – $13.23	2,049	6.59	12.95	1,750	13.19
$13.24 – $15.99	1,028	9.57	15.99	—	—

	5,031			3,244

      The fair value of stock options used to compute the pro forma net loss and loss per Common share disclosures was calculated as of the grant date, using the Black-Scholes option-pricing model with the following assumptions:

	December 31,	January 1,	January 3,
Weighted-average assumptions	2005	2005	2004

Dividend yield	0.0%	0.0%	0.0%
Expected volatility	45.0%	41.5%	32.9%
Risk-free interest rate	3.64%	1.93%	3.1%
Expected option life in years	5	3	3

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
      The weighted average fair value of the Company’s stock options issued under the 2002 Equity Incentive Plan and the 2005 Equity Incentive Plan, calculated using the Black-Scholes option-pricing model, granted during the 52 weeks ended December 31, 2005, was $6.70 (2004 — $2.84, 2003 — $0.96) per option.
      The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected price volatility and option life. The expected option life is based on the Predecessor’s historical experience as well as the vesting periods and terms of the stock options. The Company uses expected volatility rates, which are based on a combination of the Company’s historical volatility rates, plus the historical volatility rates of other companies in the death care industry, trended into future years. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

NOTE 9.	LEGAL CONTINGENCIES
      The Company is a party to legal proceedings in the ordinary course of its business, and believes it has made adequate provision for any potential estimated liabilities.
      Funeral Consumers Alliance, Inc. et al v. Alderwoods Group, Inc. et al was filed in the United States District Court for the Northern District of California in April, 2005. This case has been transferred to the United States District Court for the Southern District of Texas, Case No. CV3394. To date, six separate class action lawsuits, including, Francis H. Rocha v. Alderwoods Group, Inc. et al, Marcia Berger v. Alderwoods Group, Inc. et al, Maria Magsarili and Tony Magsarili v. Alderwoods Group, Inc. et al, Caren Speizer v. Alderwoods Group, Inc. et al, and Frank Moroz v. Alderwoods Group, Inc. et al (“Funeral Consumer Cases”) have been consolidated into this case. Two other cases, also transferred to the United States District Court for the Southern District of Texas, Pioneer Valley Casket Co. v. Alderwoods Group, Inc. et al (“Pioneer Valley”) and Ralph Fancher et al v. Alderwoods Group, Inc. et al (“Fancher”), have been consolidated into this case for purposes of discovery only.
      All of these cases, including Pioneer Valley and Fancher are purported class actions on behalf of casket consumers throughout the United States. The suits name as defendants the Company and four other public companies involved in the funeral or casket industry. Except for Fancher, which alleges violations of State of Tennessee antitrust laws only, all of the Funeral Consumer Cases and Pioneer Valley allege that defendants violated federal and state antitrust laws by engaging in anticompetitive practices with respect to the sale and pricing of caskets. All of the cases, including Fancher, seek injunctions, unspecified amounts of monetary damages, and treble damages. Motions to Dismiss filed by the Company and all other defendants are pending in the Funeral Consumer Cases and Pioneer Valley. The Company intends to file a Motion to Dismiss in the Fancher case as well. Plaintiffs in all these cases have yet to provide any meaningful information regarding their alleged damages. As a result, the Company cannot quantify its ultimate liability, if any, for the payment of damages. The Company believes plaintiffs’ claims are without merit and intends to vigorously defend itself in these actions.
      Richard Sanchez et al v. Alderwoods Group, Inc. et al was filed in February 2005 in the Superior Court of the State of California, for the County of Los Angeles, Central District; Case No.BC328962. Plaintiffs seek to certify a nationwide class on behalf of all consumers who purchased funeral goods and services from the Company. Plaintiffs allege in essence that the Federal Trade Commission’s Funeral Rule requires the Company to disclose its markups on all items obtained from third-parties in connection with funeral service contracts. Plaintiffs’ allege further that the Company has failed to make such disclosures.

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
Plaintiffs seek to recover an unspecified amount of monetary damages, attorney’s fees, costs and unspecified “injunctive and declaratory relief.” The Company believes that plaintiffs’ claims are without merit and intends to vigorously defend itself in this action.
      On July 7, 2005, the Federal Trade Commission (the “FTC”) issued a letter advisory opinion regarding the lawful construction of the term “cash advance item” as used in the Funeral Rule. The FTC opined with regard to a similar lawsuit in Texas state court: “The Commission believes that the court is incorrect in ruling that all goods or services purchased from a third-party vendor are cash advance items. This interpretation sweeps far too broadly, potentially bringing within its scope every component good or service that comprises a funeral. This was not and is not the Commission’s intention in the “cash advance” provisions of the Rule. In our opinion, the term “cash advance item” in the Rule applies only to those items that the funeral provider represents expressly to be “cash advance items’ or represents by implication to be procured on behalf of a particular customer and provided to that customer at the same price the funeral provider paid for them.” The FTC sets forth its analysis in the remainder of the letter.
      The Company has learned that a number of plaintiffs to these actions along with the Funeral Consumers Alliance have filed a petition against the FTC in the District of Columbia Circuit Court asking the Court to overturn the FTC’s July 7, 2005 Advisory Opinion.
      In addition to the funeral and casket antitrust lawsuits, the Company has received a Civil Investigative Demand, dated August 4, 2005, from the Attorney General of Maryland on behalf of itself and other undisclosed state attorneys general, who have commenced an investigation of alleged anticompetitive practices in the funeral industry. The Company has received similar Civil Investigative Demands from the Attorneys General of Florida and Connecticut.
      The ultimate outcome of the litigation matters described above cannot be determined at this time. An adverse decision in one or more of such matters could have a material adverse effect on the Company, its financial condition, results of operation and cash flows. However, the Company intends to aggressively defend the lawsuits.
      In addition, the Company is party to other legal proceedings in the ordinary course of business, and believes it has made adequate provision for any potential estimated liabilities. The Company does not expect the outcome of these proceedings, individually or in the aggregate, to have a material adverse effect on its financial position, results of operations or liquidity.

NOTE 10.	COMMITMENTS AND CONTINGENCIES

Leases
      The future annual payments for operating leases with terms greater than one year, primarily for premises, automobiles and office equipment, are as follows:

	Premises	Automobiles	Other	Total

2006	$6,608	$789	$432	$7,829
2007	5,054	385	264	5,703
2008	4,131	99	108	4,338
2009	3,611	24	2	3,637
2010	3,036	13	—	3,049
Thereafter	15,026	—	—	15,026

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
      In addition to the automobile leases noted in the table above, as at December 31, 2005, the Company leased approximately 1,233 vehicles under a master operating lease agreement, which has a minimum lease term of 12 months. The Company’s practice is to continue these leases on a month-to-month basis after the expiry of the minimum lease term. Lease payments for these vehicles are projected to be $7,310,000 in 2006.
      Total expense incurred under all operating leases for the 52 weeks ended December 31, 2005, was $19,717,000 (2004 — $21,739,000, 2003 — $23,181,000).

Environmental contingencies and liabilities
      The Company’s operations are subject to numerous environmental laws, regulations and guidelines adopted by various governmental authorities in the jurisdictions in which the Company operates. On a continuing basis, the Company’s business practices are designed to assess and evaluate environmental risk and, when necessary, conduct appropriate corrective measures. Liabilities are recorded when known or considered probable and reasonably estimable.
      The Company provides for environmental liabilities using its best estimates. Actual environmental liabilities could differ significantly from these estimates.

NOTE 11.	INCOME TAXES
      The provision (recovery) for income taxes on income (loss) from continuing operations consists of the following:

	52 Weeks Ended	52 Weeks Ended	53 Weeks Ended
	December 31,	January 1,	January 3,
	2005	2005	2004

Current:
United States	$(11,011)	$(3,243)	$(5,575)
Foreign	(117)	319	386
State and local	2,083	6,597	654

	(9,045)	3,673	(4,535)

Deferred:
United States	7,535	(1,380)	(1,950)
Foreign	2,393	(31)	—
State and local	3,932	(3,715)	—

	13,860	(5,126)	(1,950)

Total provision	$4,815	$(1,453)	$(6,485)

      The components of income (loss) before income taxes consist of the following:

	52 Weeks Ended	52 Weeks Ended	53 Weeks Ended
	December 31,	January 1,	January 3,
	2005	2005	2004

United States	$38,839	$7,372	$632
Foreign	7,425	7,011	8,112

	$46,264	$14,383	$8,744

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
      The reconciliation of the statutory federal income tax rate related to the Company’s effective tax rate is as follows:

	52 Weeks	52 Weeks	53 Weeks
	Ended	Ended	Ended
	December 31, 2005	January 1, 2005	January 3, 2004

U.S. Federal statutory tax rate	35.0%	35.0%	35.0%
State and local taxes	4.9	(54.9)	23.7
Non-deductible or non-taxable amounts, change in valuation allowance and other	2.9	(73.2)	(0.5)
Favourable resolution of tax uncertainties	(31.8)	120.8	(293.2)

Effective income tax rate	11.0%	27.7%	(235.0)%

      The Company made income tax payments of $5,431,000 (2004 — $8,160,000, 2003 — $9,920,000), excluding income tax refunds received of $1,516,000 (2004  — $1,323,000, 2003 — $17,029,000), during the 52 weeks ended December 31, 2005.

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
      The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities are as follows:

	December 31,	January 1,
	2005	2005

Deferred tax assets
Receivables	$6,817	$11,297
Cemetery property	55,163	57,195
Accounts payable and accrued liabilities	13,577	14,239
Pre-need funeral and cemetery obligations	180,801	195,749
Insurance policy liabilities	15,172	11,828
Covenants not to compete	8,057	9,814
Deferred agency costs	11,665	15,349
Operating loss carryforwards	90,686	91,855
Capital loss carryforwards	235,911	234,281
Other	621	4,896

Total deferred tax assets before valuation allowance	618,470	646,503
Valuation allowance	(401,350)	(427,364)

Total deferred tax assets after valuation allowance	217,120	219,139

Deferred tax liabilities
Property and equipment	28,115	33,374
Pre-need funeral receivables and trust investments	103,548	113,534
Pre-need cemetery receivables and trust investments	51,250	55,104
Insurance invested assets	1,304	2,433
Goodwill	25,771	20,203
Other	4,627	6,687

Total deferred tax liabilities	214,615	231,335

Net deferred tax assets (liabilities) of continuing operations	$2,505	$(12,196)

      Although realization of the Company’s net deferred tax assets is not assured, management believes that it is more likely than not that reversals of deferred tax liabilities and the expected profitability of the Company will provide sufficient taxable income to realize the deferred tax assets after consideration of the valuation allowance. It is possible that the estimated valuation allowance could change in the near term due to matters such as the timing and manner of reversals of deferred tax liabilities, sales of operations and future actual income or losses. If this occurs, any resulting increase in the valuation allowance would generally be treated as an additional income tax expense in the period in which it arises, while any resulting decrease reflecting realization of the benefits of tax assets that had a corresponding valuation allowance established on the Effective Date would be treated as a reduction of goodwill established on the Effective Date, with any excess over the value assigned to such goodwill recognized as a capital transaction.

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
      As a result of the Company’s emergence from reorganization proceedings, all federal net operating loss carryforwards generated by the Company prior to emergence and during fiscal 2002, have been eliminated. The Company’s net operating loss carryforwards pertaining to federal, state, local, and foreign jurisdictions will expire as follows:

End of
Fiscal Year

2006	$5,359
2007	4,198
2008	4,907
2009	20,194
2010	4,348
Thereafter	628,316

$667,322

      The amount of loss carryforwards reflects the Company’s best estimate of the effects that the confirmation and implementation of the Plan will have on the reduction and in some cases elimination of certain net operating loss carryforwards for income tax purposes. These amounts are subject to final determination by taxation authorities. Further, the Company expects its ability to utilize certain net operating losses to offset future Company taxable income in any particular year may be limited because distribution of the Company’s Common Stock to the Company’s creditors pursuant to the Plan resulted in an ownership change as defined in Section 382 of the Internal Revenue Code. The Company believes that uncertainty exists with respect to future realization of the loss carryforwards and a full valuation allowance has been established for the net operating loss carryforwards that the Company estimates will expire unused.
      Deferred tax liabilities are not recognized for basis differences related to investments in foreign subsidiaries that are essentially permanent in duration.
      Goodwill that is expected to be deductible for tax purposes at December 31, 2005 is $73,459,000 (2004 — $89,122,000, 2003 — $105,561,000).

NOTE 12.	RETIREMENT PLANS
      The Company has a 401(K) Retirement Savings Plan for United States employees who may defer between 1% and 75% of their eligible compensation. The Company will match between 50% and 100% of employee contributions to a maximum of either 2% of employees’ eligible compensation for certain employees or $2,000 for others. There are no required future contributions under this plan in respect of past service.
      The Company has a Registered Retirement Savings Plan for Canadian employees who may contribute either 3% or 5% of their compensation which is matched by an equal contribution to the plan by the Company on behalf of employees. There are no required future contributions under this plan in respect of past service.
      The Company’s total expense for these retirement plans for the 52 weeks ended December 31, 2005, was approximately $2,663,000 (2004 — $2,675,000, 2003  — $2,650,000).
      The Company has defined benefit plans for certain employees of its Rose Hills subsidiary. The plans are frozen, and as such the Company does not incur new service costs. The present value of these benefits has been funded or accrued in the condensed consolidated financial statements of the Company. At December 31, 2005, the Company recorded total plan assets of $11,234,200 (2004  — $12,816,100) and corresponding benefit obligation of $19,951,500 (2004 — $19,709,900).

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 13.	SUPPLEMENTARY STATEMENTS OF CASH FLOWS DISCLOSURE
      Supplemental disclosures related to the statement of cash flows consist of the following:

		52 Weeks	53 Weeks
	52 Weeks Ended	Ended	Ended
	December 31, 2005	January 1, 2005	January 3, 2004

Decrease (increase) in assets:
Receivables, net of allowances
Trade	$19,783	$(2,387)	$(6,775)
Other	(4,766)	(5,823)	18,325
Inventories	937	837	1,515
Prepaid expenses	19,630	(657)	(2,283)
Cemetery property	(9,614)	(10,241)	(3,276)
Other assets	(5,650)	(18,932)	(12,535)
Increase (decrease) in liabilities:
Accounts payable and accrued liabilities	(25,845)	(14,146)	(7,296)
Net effect of pre-need receivables and deferred revenue	8,820	35,528	52,425
Other liabilities	(2,131)	6,494	(2,760)
Insurance policy liabilities	2,452	1,831	5,811
Other changes in non-cash balances	(4,156)	(3,157)	7,871

	$(540)	$(10,653)	$51,022

Supplemental information:
Interest paid	$29,443	$53,918	$77,290
Income taxes paid, net of refunds	3,915	6,837	(7,109)
Long-term debt issue costs paid	965	12,094	10,908
Bad debt expense	3,211	3,722	3,661
Non-cash investing and financing activities:
Stock issued in connection with the settlement of certain unsecured claims	—	31	107
Stock issued as compensation in lieu of cash	144	173	105
Capital leases entered into	—	—	160
Restricted cash investing and financing activities:
Purchases of funeral, cemetery, and perpetual care trust investments	$539,161	$356,254	$—
Proceeds on disposition and maturities of funeral, and cemetery, and perpetual care trust investments	490,658	375,191	—
Increase in non-controlling interests in funeral, cemetery and perpetual care trusts	59,763	50,602	—
Decrease in non-controlling interests in funeral, cemetery and perpetual care trusts	110,782	81,575	—

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 14.	SUPPLEMENTARY FINANCIAL INFORMATION
      A summary of certain balance sheet accounts is as follows:

	December 31,	January 1,
	2005	2005

Receivables, net of allowances:
Customer receivables	$50,459	$68,721
Allowance for doubtful accounts	(10,320)	(12,029)
Other	12,723	9,753

	$52,862	$66,445

Cemetery property:
Developed land and lawn crypts	$38,368	$37,623
Undeveloped land	31,243	30,685
Mausoleums	46,856	50,734

	$116,467	$119,042

Property and equipment:
Land	$162,287	$166,252
Buildings and improvements	386,068	368,501
Automobiles	10,652	13,013
Furniture, fixtures and equipment	69,570	54,432
Computer hardware and software	29,061	23,311
Accumulated depreciation	(114,737)	(85,254)

	$542,901	$540,255

Other assets:
Intangible assets	$18,741	$15,060
Deferred finance costs	23,359	22,411
Accumulated amortization	(15,258)	(12,222)
Notes receivable	3,016	2,696
Other	12,992	9,137

	$42,850	$37,082

Accounts payable and accrued liabilities:
Bank overdraft.	$7,191	$7,209
Trade payables	13,634	19,847
Interest	5,169	7,210
Accrued liabilities	21,629	32,423
Accrued insurance	21,261	18,058
Accrued taxes	32,199	44,785
Other	18,651	11,130

	$119,734	$140,662

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)

	December 31,	January 1,
	2005	2005

Deferred pre-need contract revenue:
Funeral	$72,087	$69,098
Cemetery	19,531	13,873

	$91,618	$82,971

Other liabilities:
Perpetual care liability	$7,860	$7,490
Notes payable	12,104	12,667
Other	2,019	1,797

	$21,983	$21,954

	52 Weeks Ended	52 Weeks Ended	53 Weeks Ended
	December 31, 2005	January 1, 2005	January 3, 2004

Other expense (income), net:
For funeral, cemetery and perpetual care trust investments:
Realized gains	$(14,715)	$(15,748)	$—
Realized losses	9,660	10,009	—
Interest and dividend income	(26,707)	(24,915)	—
Trust investment expenses and income taxes	5,036	5,169	—
Interest expense related to non-controlling interest in funeral and cemetery trusts	15,803	18,335	—
Non-controlling interest in perpetual care trusts	10,923	7,150	—
(Gain) loss on disposal of business and other assets	(4,964)	(3,529)	1,056
Other	302	2,367	3,000

	$(4,662)	$(1,162)	$4,056

      The trust investment and non-controlling interest balances do not have comparable 2003 balances due to the Company adopting FIN No. 46R at the beginning of its 2004 fiscal year on January 4, 2004.

NOTE 15.	GOODWILL
      FAS No. 142 requires that goodwill be reviewed for impairment annually, as well as upon the occurrence of certain events that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Under FAS No. 142, goodwill impairment is deemed to exist, and must then be further assessed, if a reporting unit’s carrying amount exceeds its estimated fair value. The Company’s reporting units are funeral, cemetery and insurance, which are consistent with the Company’s operating segments. All of the Company’s goodwill is recorded in the funeral reporting unit. In accordance with FAS No. 142, the Company undertook its annual goodwill impairment review during the third fiscal quarters of 2005, 2004 and 2003, and, as a result, there was no indication of goodwill impairment as at October 8, 2005, October 9, 2004 or October 4, 2003, as the estimated fair value of the funeral reporting

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
unit exceeded its carrying amount. The fair value of the funeral reporting unit was determined by using a discounted cash flow valuation methodology consistent with that applied at the Effective Date, with a discount rate comparable with other enterprises in the death care industry, adjusted for risks associated with differences in company size, certain characteristics specific to the Company and cash flow projection risk.
      The changes in the carrying amount of goodwill for the funeral reporting unit are as follows:

	52 Weeks Ended	52 Weeks Ended
	December 31, 2005	January 1, 2005

Balance, beginning of year	$321,134	$320,640
Reduction in valuation allowance against deferred tax assets established at time of emergence from reorganization proceedings	(19,535)	—
Reduction in deferred tax liability established at time of emergence from reorganization proceedings	(5,683)	—
Effect of foreign currency and other	(26)	494

Balance, end of year	$295,890	$321,134

      During the year, the Company recorded a reduction of $33.9 million in the valuation allowance on the Company’s deferred tax assets established at time of emergence from reorganization proceedings, as it was determined that it is more likely than not that a portion of the deferred tax assets will be realized. In accordance with SFAS No. 109 “Accounting for Income Taxes” and SOP 90-7 “Financial Reporting by Entities in Reorganization under Bankruptcy Code,” $19.5 million of the reversal was applied against goodwill recorded at the time of Company’s emergence from reorganization proceedings (see Note 2). The remaining $14.4 million of the reversal was recorded as a tax benefit during the year.
      At emergence from reorganization proceedings, the Company recorded deferred income tax liabilities based on estimating temporary differences from differing treatment of items for tax and accounting purposes. During the 52 weeks ended December 31, 2005, the Company reduced this estimate by $5.7 million and recorded an offsetting reduction to goodwill.

NOTE 16.	SEGMENT REPORTING
      The Company’s reportable segments are comprised of the three businesses it operates, each of which offers different products and services: funeral homes, cemeteries and insurance (see Note 1).

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
      The Company sells primarily to external customers, though any inter-segment sales or transfers occur at market price. The Company evaluates performance based on income from operations of the respective businesses.

	Funeral	Cemetery	Insurance	Other	Consolidated

Revenue earned from external sales:
52 weeks ended December 31, 2005	$479,799	$174,110	$95,005	$—	$748,914
52 weeks ended January 1, 2005	$472,935	$164,052	$80,124	$—	$717,111
53 weeks ended January 3, 2004	$491,611	$168,024	$61,127	$—	$720,762
Income from operations:
52 weeks ended December 31, 2005	$87,280	$23,550	$5,068	$(42,815)	$73,083
52 weeks ended January 1, 2005	$94,640	$23,768	$4,710	$(51,218)	$71,900
53 weeks ended January 3, 2004	$110,529	$26,383	$1,752	$(56,281)	$82,383
Depreciation:
52 weeks ended December 31, 2005	$24,864	$14,827	$148	$4,759	$44,598
52 weeks ended January 1, 2005	$24,283	$14,062	$166	$3,582	$42,093
53 weeks ended January 3, 2004	$24,194	$13,364	$139	$2,525	$40,222
Total assets:
December 31, 2005	$1,107,916	$807,673	$326,160	$32,554	$2,274,303
January 1, 2005	$1,154,019	$878,350	$272,823	$67,235	$2,372,427
January 3, 2004	$1,218,974	$668,357	$481,622	$84,050	$2,453,003
Goodwill:
December 31, 2005	$295,890	$—	$—	$—	$295,890
January 1, 2005	$321,134	$—	$—	$—	$321,134
Purchase of property and equipment:
52 weeks ended December 31, 2005	$25,715	$5,477	$105	$11,213	$42,510
52 weeks ended January 1, 2005	$23,273	$3,362	$74	$10,474	$37,183
53 weeks ended January 3, 2004	$18,640	$2,292	$183	$4,087	$25,202
Development of cemetery property:
52 weeks ended December 31, 2005	$—	$3,178	$—	$—	$3,178
52 weeks ended January 1, 2005	$—	$3,100	$—	$—	$3,100
53 weeks ended January 3, 2004	$—	$2,122	$—	$—	$2,122
      The following table reconciles earnings from operations of reportable segments to total earnings and identifies the components of “Other” segment earnings from operations:

	52 Weeks Ended	52 Weeks Ended	53 Weeks Ended
	December 31, 2005	January 1, 2005	January 3, 2004

Earnings from operations of funeral, cemetery and insurance segments	$115,898	$123,118	$138,664
Other expenses of operations:
General and administrative expenses	(42,815)	(51,218)	(56,281)

Income from operations	$73,083	$71,900	$82,383

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
      The following table reconciles total assets of reportable segments and details the components of “Other” segment assets, which is mainly comprised of corporate assets:

	December 31, 2005	January 1, 2005	January 3, 2004

Total assets of funeral, cemetery and insurance segments	$2,241,749	$2,305,191	$2,368,953
“Other” assets includes:
Cash	757	2,039	30,911
Receivables	7,188	5,294	5,116
Prepaid expenses	5,604	24,572	23,736
Property and equipment	23,345	16,494	9,186
Other	(4,340)	18,837	15,101

	$2,274,303	$2,372,427	$2,453,003

      The Company operates principally in the United States and also has operations in Canada. The Company’s United Kingdom operations are classified as discontinued operations and were disposed of on October 20, 2003. The following tables depict the revenue earned and the long-lived assets held in the reportable geographic segments.

	52 Weeks Ended	52 Weeks Ended	53 Weeks Ended
	December 31, 2005	January 1, 2005	January 3, 2004

Revenue:
United States	$685,429	$660,470	$665,488
Canada	63,485	56,641	55,274

	$748,914	$717,111	$720,762

	December 31,	January 1,	January 3,
	2005	2005	2004

Property and equipment and cemetery property:
United States	$564,303	$573,280	$592,057
Canada	95,065	86,017	74,625

	$659,368	$659,297	$666,682

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 17.	CONDENSED CONSOLIDATING GUARANTOR FINANCIAL INFORMATION
      The following presents the condensed consolidating guarantor financial information as of the 52 weeks ended December 31, 2005 and the 52 weeks ended January 1, 2005 and for the 52 weeks ended December 31, 2005, the 52 weeks ended January 1, 2005 and the 53 weeks ended January 3, 2004 for the direct and indirect domestic subsidiaries of the Company that serve as guarantors of the 7.75% senior unsecured notes due in 2012, and the Company’s subsidiaries that do not serve as guarantors. Non-guarantor subsidiaries include the Canadian and Puerto Rican subsidiaries, insurance subsidiary and certain domestic subsidiaries that are prohibited by law from guaranteeing the 7.75% senior unsecured notes due in 2012.
Condensed Consolidating Balance Sheets

	December 31, 2005

	Parent		Non-	Consolidating	Consolidated
	Company	Guarantors	Guarantors	Adjustments	Totals

ASSETS
Cash and cash equivalents	$—	$4,034	$3,421	$—	$7,455
Other current assets	1,964	60,070	13,497	—	75,531
Pre-need funeral receivables and trust investments	—	260,915	285,617	(212,105)	334,427
Pre-need cemetery receivables and trust investments	—	287,522	273,732	(253,932)	307,322
Cemetery property and property and equipment	—	549,860	109,508	—	659,368
Insurance invested assets	—	—	294,598	—	294,598
Goodwill	—	247,160	48,730	—	295,890
Investment in subsidiaries	1,075,366	(91,898)	—	(983,468)	—
Cemetery perpetual care trust investment	—	464	243,341	—	243,805
Other assets	8,101	17,367	30,439	—	55,907

Total assets	$1,085,431	$1,335,494	$1,302,883	$(1,449,505)	$2,274,303

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Current liabilities	$39,333	$73,597	$6,804	$—	$119,734
Current maturities of long-term debt	—	2,412	23	—	2,435
Intercompany, net of investments in and advances to affiliates	82,643	(260,549)	177,906	—	—
Long-term debt	365,683	5,357	—	—	371,040
Deferred pre-need funeral and cemetery contract revenue and non-controlling interest in funeral and cemetery trusts	—	533,061	573,091	(466,037)	640,115
Insurance policy liabilities	—	—	266,729	—	266,729
Other liabilities	19	20,040	12,476	—	32,535
Non-controlling interest in perpetual care trusts	—	—	243,962	—	243,962
Stockholders’ equity	597,753	961,576	21,892	(983,468)	597,753

Total liabilities and stockholders’ equity	$1,085,431	$1,335,494	$1,302,883	$(1,449,505)	$2,274,303

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
Condensed Consolidating Balance Sheets

	January 1, 2005

	Parent		Non-	Consolidating	Consolidated
	Company	Guarantors	Guarantors	Adjustments	Totals

ASSETS
Cash and cash equivalents	$—	$6,385	$2,994	$—	$9,379
Other current assets	—	98,759	12,038	—	110,797
Assets held for sale	—	31,695	72,649	(22,288)	82,056
Pre-need funeral receivables and trust investments	—	261,568	292,069	(217,607)	336,030
Pre-need cemetery receivables and trust investments	—	283,435	271,003	(242,784)	311,654
Cemetery property and property and equipment	—	557,671	101,626	—	659,297
Insurance invested assets	—	—	250,785	—	250,785
Goodwill	—	274,691	46,443	—	321,134
Investment in subsidiaries	995,959	(93,014)	—	(902,945)	—
Cemetery perpetual care trust investment	—	827	245,225	—	246,052
Other assets	10,339	15,926	18,978	—	45,243

Total assets	$1,006,298	$1,437,943	$1,313,810	$(1,385,624)	$2,372,427

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Current liabilities	$42,827	$84,062	$13,773	$—	$140,662
Current maturities of long-term debt	4,509	2,838	1,736	—	9,083
Intercompany, net of investments in and advances to affiliates	(43,792)	(131,602)	175,394	—	—
Liabilities associated with assets held for sale	—	24,515	59,201	(22,288)	61,428
Long-term debt	446,826	7,708	23	—	454,557
Deferred pre-need funeral and cemetery contract revenue and non-controlling interest in funeral and cemetery trusts	—	521,111	575,868	(460,391)	636,588
Insurance policy liabilities	—	—	214,745	—	214,745
Other liabilities	16	29,410	12,885	—	42,311
Non-controlling interest in perpetual care trusts	—	—	257,141	—	257,141
Stockholders’ equity	555,912	899,901	3,044	(902,945)	555,912

Total liabilities and stockholders’ equity	$1,006,298	$1,437,943	$1,313,810	$(1,385,624)	$2,372,427

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
Condensed Consolidating Statement of Operations

	52 Weeks Ended December 31, 2005

	Parent		Non-	Consolidating	Consolidated
	Company	Guarantors	Guarantors	Adjustments	Totals

Revenues	$—	$565,211	$183,703	$—	$748,914
Costs and expenses	—	470,250	164,145	—	634,395
General and administrative expenses	(1,996)	(13,985)	58,796	—	42,815
Provision for asset impairment	—	(1,008)	(371)	—	(1,379)

Income (loss) from operations	1,996	109,954	(38,867)	—	73,083
Interest on long-term debt	29,510	688	(129)	—	30,069
Intercompany charges	16,286	32,039	(48,325)	—	—
Other expense (income), net	—	(5,480)	818	—	(4,662)

Income (loss) before income taxes	(43,800)	82,707	8,769	—	47,676
Income taxes	(3,246)	16,088	(8,027)	—	4,815

Net income (loss) from continuing operations	(40,554)	66,619	16,796	—	42,861

Equity in subsidiaries	81,737	(2,210)	—	(79,527)	—
Discontinued operations
Loss from discontinued operations	—	(1,247)	(165)	—	(1,412)
Income taxes	—	(2)	268	—	266

Net loss from discontinued operations	—	(1,245)	(433)	—	(1,678)

Net income	$41,183	$63,164	$16,363	$(79,527)	$41,183

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
Condensed Consolidating Statement of Operations

	52 Weeks Ended January 1, 2005

	Parent		Non-	Consolidating	Consolidated
	Company	Guarantors	Guarantors	Adjustments	Totals

Revenues	$—	$554,520	$162,591	$—	$717,111
Costs and expenses	—	449,833	142,373	—	592,206
General and administrative expenses	(362)	2,592	48,988	—	51,218
Provision for asset impairment	—	1,283	504	—	1,787

Income (loss) from operations	362	100,812	(29,274)	—	71,900
Interest on long-term debt	80,264	1,222	223	(3,630)	78,079
Intercompany charges	11,321	22,909	(34,230)	—	—
Other expense (income), net	—	(1,565)	403	—	(1,162)

Income (loss) before income taxes	(91,223)	78,246	4,330	3,630	(5,017)
Income taxes	(5,848)	2,345	2,050	—	(1,453)

Net income (loss) from continuing operations	(85,375)	75,901	2,280	3,630	(3,564)

Equity in subsidiaries	94,724	(4,116)	—	(90,608)	—
Discontinued operations
Income from discontinued operations	—	341	22,689	(3,630)	19,400
Income taxes	—	—	6,487	—	6,487

Net income from discontinued operations	—	341	16,202	(3,630)	12,913

Net income	$9,349	$72,126	$18,482	$(90,608)	$9,349

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
Condensed Consolidating Statement of Operations

	53 Weeks Ended January 3, 2004

	Parent		Non-	Consolidating	Consolidated
	Company	Guarantors	Guarantors	Adjustments	Totals

Revenues	$—	$575,817	$144,945	$—	720,762
Costs and expenses	—	450,859	126,010	—	576,869
General and administrative expenses	(2,789)	12,180	46,890	—	56,281
Provision for asset impairment	—	5,383	(154)	—	5,229

Income (loss) from operations	2,789	107,395	(27,801)		82,383
Interest on long-term debt	65,051	11,499	1,281	(1,378)	76,453
Intercompany charges	20,308	(71,062)	50,754	—	—
Other expense (income), net	—	1,995	2,061	—	4,056

Income (loss) before income taxes	(82,570)	164,963	(81,897)	1,378	1,874
Income taxes	(8,162)	179	1,498	—	(6,485)

Net income (loss) from continuing operations	(74,408)	164,784	(83,395)	1,378	8,359

Equity in subsidiaries	85,215	905	—	(86,120)	—
Discontinued operations
Income (loss) from discontinued operations	—	(11,300)	19,548	(1,378)	6,870
Income taxes	—	—	4,422	—	4,422

Net income (loss) from discontinued operations	—	(11,300)	15,126	(1,378)	2,448

Net income (loss)	$10,807	$154,389	$(68,269)	$(86,120)	$10,807

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
Condensed Consolidating Statement of Cash Flows

	52 Weeks Ended December 31, 2005

	Parent		Non-	Consolidating	Consolidated
	Company	Guarantors	Guarantors	Adjustments	Totals

CASH PROVIDED BY (APPLIED TO)
Cash flows from operating activities of continuing operations	$83,157	$148	$64,129	$—	$147,434
Cash flows from operating activities of discontinued operations	—	795	(1,396)	—	(601)
Cash flows from investing activities of continuing operations	—	(6,587)	(62,366)	—	(68,953)
Cash flows from investing activities of discontinued operations	—	6,128	1,780	—	7,908
Cash flows from financing activities of continuing operations	(83,157)	(2,826)	(1,672)	—	(87,655)
Cash flows from financing activities of discontinued operations	—	(9)	(48)	—	(57)

Increase (decrease) in cash and cash equivalents	—	(2,351)	427	—	(1,924)
Cash and cash equivalents, beginning of period	—	6,385	2,994	—	9,379

Cash and cash equivalents, end of period	$—	$4,034	$3,421	$—	$7,455

Condensed Consolidating Statement of Cash Flows

	52 Weeks Ended January 1, 2005

	Parent		Non-	Consolidating	Consolidated
	Company	Guarantors	Guarantors	Adjustments	Totals

CASH PROVIDED BY (APPLIED TO)
Cash flows from operating activities of continuing operations	$116,629	$(57,133)	$41,154	$3,630	$104,280
Cash flows from operating activities of discontinued operations	—	16,975	5,943	(7,609)	15,309
Cash flows from investing activities of continuing operations	65,000	(4,088)	(63,761)	(65,000)	(67,849)
Cash flows from investing activities of discontinued operations	—	29,070	79,905	—	108,975
Cash flows from financing activities of continuing operations	(181,629)	(14,355)	(65,503)	68,979	(192,508)
Cash flows from financing activities of discontinued operations	—	(351)	(89)	—	(440)

Decrease in cash and cash equivalents	—	(29,882)	(2,351)	—	(32,233)
Cash and cash equivalents, beginning of period	—	36,267	5,345	—	41,612

Cash and cash equivalents, end of period	$—	$6,385	$2,994	$—	$9,379

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
Condensed Consolidating Statement of Cash Flows

	53 Weeks Ended January 3, 2004

	Parent		Non-	Consolidating	Consolidated
	Company	Guarantors	Guarantors	Adjustments	Totals

CASH PROVIDED BY (APPLIED TO)
Cash flows from operating activities of continuing operations	$(19,653)	$142,116	$13,355	$1,378	$137,196
Cash flows from operating activities of discontinued operations	—	9,354	10,910	(1,685)	18,579
Cash flows from investing activities of continuing operations	10,000	(11,428)	(41,995)	(10,000)	(53,423)
Cash flows from investing activities of discontinued operations	—	8,255	15,455	—	23,710
Cash flows from financing activities of continuing operations	9,653	(147,911)	(434)	10,307	(128,385)
Cash flows from financing activities of discontinued operations	—	(205)	(1,972)	—	(2,177)

Increase (decrease) in cash and cash equivalents	—	181	(4,681)	—	(4,500)
Cash and cash equivalents, beginning of period	—	36,089	10,023	—	46,112

Cash and cash equivalents, end of period	$—	$36,270	$5,342	$—	$41,612

NOTE 18.	PROVISION FOR ASSET IMPAIRMENT
      In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS No. 144”), the Company reviews its long-lived assets for impairment when changes in circumstances indicate that the carrying amount of the asset may not be recoverable. FAS No. 144 requires that long-lived assets to be held and used be recorded at the lower of carrying amount or fair value. Long-lived assets to be disposed of are to be recorded at the lower of carrying amount or fair value, less estimated cost to sell.
      Previously, the Company designated certain parcels of surplus real estate as held for sale, as they do not meet the Company’s future geographic and strategic objectives. During the 52 weeks ended December 31, 2005, the Company determined that the carrying amounts of certain parcels of the surplus real estate now exceeded the fair market value, less estimated cost to sell. Accordingly, the Company has recorded a long-lived asset impairment recovery of $1,379,000 for the 52 weeks ended December 31, 2005 (2004 charge of $1,922,000, 2003 charge of $4,395,000).
      As of December 31, 2005, in conjunction with the Company’s ongoing assessment to ensure that each of the Company’s properties fit into the Company’s strategy, the Company held two funeral home operations and one cemetery operation for sale. The carrying amount of these locations was $341,000. The fair market values were determined by specific offers or bids, or estimates based on comparable recent sales transactions. As the fair value exceeded the carrying value of these locations no long-lived asset impairment was recorded in 2005. For the 52 weeks ended December 31, 2005, these properties had funeral home revenues and costs of $392,000 and $533,000 (2004 — $563,000 and $410,000; 2003 — $779,000 and $800,000), respectively.

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
      The assets of $3,121,200 (January 1, 2005 — $3,275,700) and liabilities of $1,857,700 (January 1, 2005 — $1,953,500) of these locations are classified according to their nature in the consolidated balance sheets and, on the basis of immateriality have not been identified separately as to assets held for sale and liabilities associated with assets held for sale in the balance sheet.
      In addition, for the 52 weeks ended December 31, 2005, the total revenues and costs of disposed funeral home locations which were not reclassified to discontinued operations were $3,274,000 and $3,120,300 (2004 — $5,341,700 and $4,740,300; 2003 — $6,209,500 and $4,865,300), respectively.
      The fair market value was determined by specific offer or bid, or an estimate based on comparable recent sales transactions. The asset impairment provisions include management estimates. As a result, actual results could differ significantly from these estimates.

NOTE 19.	DISCONTINUED OPERATIONS OF ASSETS HELD FOR SALE
      Over the previous three fiscal years, the Company engaged in a strategic market rationalization assessment to dispose of cemetery and funeral operating locations that did not fit into the Company’s market or business strategies, as well as under-performing locations and excess cemetery land. The Company will on a smaller scale and over time, continue to assess the Company’s portfolio of funeral and cemetery locations to ensure they continue to fit in the Company’s strategy. Once a property is added to the disposal list, the Company expects to complete the sale within one year. As of January 1, 2005, the Company had 18 funeral, six cemetery and four combination locations which have not been sold within one year of being added to the disposal list. The Company completed the sale of all these locations during 2005, except for one cemetery which was reclassified back to continuing operations. As a result the Company has reclassified the prior fiscal years to reflect any comparative amounts on a similar basis.
      During 2003, the Company identified Security Plan Life Insurance Company, its wholly-owned home service insurance company, as a non-strategic asset, because it was not part of the Company’s pre-need funeral sales efforts. The Company’s continuing wholly-owned pre-need life insurance company is Mayflower National Life Insurance Company. On June 17, 2004, the Company announced the signing of an agreement by its subsidiary, Mayflower National Life Insurance Company, to sell all the outstanding shares of Security Plan Life Insurance Company for $85,000,000. The sale concluded on October 1, 2004. After payment of applicable taxes and expenses, and the recapitalization of Mayflower National Life Insurance Company, the Company utilized $65,000,000 of the proceeds to reduce long-term debt. The Company recorded a pre-tax gain on the sale of $16,011,000.
      The Company has classified all the locations identified for disposal as assets held for sale in the consolidated balance sheets and recorded any related operating results, long-lived asset impairment provisions, and gains or losses recorded on disposition as income from discontinued operations. The Company has also reclassified the prior fiscal years to reflect any comparative amounts on a similar basis. All discontinued operations financial information presented under the insurance segment relate to Security Plan Life Insurance Company.
      Discontinued operations consists of long-lived asset impairment provisions, gains and losses recorded on disposition, and operating results of the locations. FAS No. 144 requires that long-lived assets to be disposed of are to be recorded at the lower of carrying amount or fair market value, less estimated costs to sell. Depreciation and amortization is not recorded once an asset has been identified as held for sale. The fair market value was determined by specific offer or bid, or an estimate based on comparable recent sales transactions. Impairment provisions on assets previously identified as held for sale resulted from changes in previously estimated proceeds, net asset values and closing costs. The long-lived asset impairment

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
provisions are based on management estimates. As a result, actual results could differ significantly from these estimates.
      The Company’s debt agreements require sale proceeds (above specified limits) from assets held for sale to be applied towards the repayment of debt. During 2004 and 2003, the Company used such proceeds to pay down the Term Loan B. Accordingly, interest expense for discontinued operations was calculated by applying the applicable interest rates during the periods in which the repayment conditions were in effect to both the amounts of principal repaid and to the expected proceeds of assets remaining to be sold as of December 31, 2005. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.
      The carrying amount, the fair market value, less estimated costs to sell, revenues and costs and impairment provisions for the locations identified as held for sale are presented in the following tables.

	52 Weeks	52 Weeks	53 Weeks
	Ended	Ended	Ended
	December 31,	January 1,	January 3,
	2005	2005	2004

Revenue
Funeral	$1,853	$19,829	$43,917
Cemetery	598	14,303	26,579
Insurance	—	41,720	54,956

	$2,451	$75,852	125,452

Gross margin
Funeral	$(152)	$874	$4,512
Cemetery	(237)	672	1,815
Insurance	—	9,382	12,207

	(389)	10,928	18,534
Long-lived asset impairment on assets identified as held for sale	568	15,361	20,179
Other expense (income), net	455	(27,505)	(10,050)

Income (loss) from discontinued operations	(1,412)	23,072	8,405
Interest on long-term debt	—	3,672	1,535

Income (loss) from discontinued operations, before tax	(1,412)	19,400	6,870

Income tax provision for discontinued operations:
Current	266	4,730	1,322
Deferred	—	1,757	3,100

	266	6,487	4,422

Net income (loss) from discontinued operations	$(1,678)	$12,913	$2,448

Depreciation included in gross margin of discontinued operations	$20	$626	$2,609

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
      Details of assets held for sale at January 1, 2005, are as follows:

	Funeral	Cemetery	Total

Assets held for sale
Current assets	$2,141	$215	$2,356
Pre-need receivables and investments	21,818	33,790	55,608
Property and equipment	11,110	—	11,110
Other assets	209	12,773	12,982

	$35,278	$46,778	$82,056

Liabilities associated with assets held for sale
Current liabilities	$67	$260	$327
Deferred pre-need contract revenue	1,971	3,691	5,662
Non-controlling interest in funeral and cemetery trusts	20,034	34,306	54,340
Other liabilities	412	687	1,099

	$22,484	$38,944	$61,428

Non-controlling interest in perpetual care trusts	$—	$11,819	$11,819

NOTE 20.	INCOME PER SHARE
      The basic and diluted income per share computations for net income were as follows:

	52 Weeks	52 Weeks	53 Weeks
	Ended	Ended	Ended
	December 31,	January 1,	January 3,
	2005	2005	2004

Income (numerator):
Net income attributable to Common stockholders	$41,183	$9,349	$10,807

Shares (denominator):
Basic weighted average number of shares of Common stock outstanding (thousands)	40,245	40,001	39,971
Effect of stock options assumed exercised	1,357	1,131	494

Diluted weighted average number of shares of Common stock outstanding (thousands)	41,602	41,132	40,465

      For the 52 weeks ended December 31, 2005, 1,357,000 employee and director stock options were dilutive to earnings and are included in the calculation of diluted income per share. Employee and director stock options to purchase 1,028,000 shares of Common Stock, warrants to purchase 2,992,000 shares of Common Stock and 236,800 shares of restricted Common Stock units were not included in the computation of diluted loss per share, because they were anti-dilutive.

NOTE 21.	DERIVATIVE FINANCIAL INSTRUMENTS
      As of December 31, 2005, the fair value of all of the Company’s derivatives under the Foreign Currency Hedge Program was an unrealized gain of $941,000 (2004 — $2,087,000), which is included in other current assets in the Company’s consolidated balance sheet. The Effective Portion is $863,000

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
(2004 — $1,919,000) and is included in accumulated other comprehensive income in the Company’s consolidated balance sheet. The Ineffective Portion is $89,900 and is included in general and administrative expenses for the 52 weeks ended December 31, 2005 (2004 — $168,000, 2003 — $48,000). Included in general and administrative expenses for the 52 weeks ended December 31, 2005, was a net gain of $1,816,000 (2004 — $639,000, 2003 — $nil) of which $1,749,000 (2004 — $341,000, 2003 — $nil) was the Effective Portion and $67,000 (2004 — $298,000, 2003 — $nil) was the Ineffective Portion. The Company uses the cumulative dollar offset method to measure hedge effectiveness. As of December 31, 2005, a portion of the Company’s Foreign Currency Expenditure from the period January 2, 2005, to March 2007, was hedged. As of December 31, 2005, the Company estimates that based on current exchange rates and maturity dates of the Company’s derivatives, $836,800 would be expected to be reclassified from accumulated other comprehensive income to current earnings and included in general and administrative expenses over the next 12 months.

NOTE 22.	EFFECT OF HURRICANE KATRINA
      During the 52 weeks ended December 31, 2005, some of the Company’s operations were affected by Hurricane Katrina. The Company operated 30 funeral homes, four cemeteries and a limousine company in these areas of Louisiana and Mississippi that were affected by the hurricane on August 29, 2005. The Company has experienced some damage at all of these locations. Repair work has begun at many of the locations. Of the 30 funeral homes, seven experienced significant damage, were not in operation at the end of the 2005 fiscal year and are not expected to reopen. All four cemeteries are in operation. The New Orleans limousine company that had provided services both to the Company’s funeral operations and other third-parties experienced significant damage to its fleet of vehicles and will not be resuming operations.
      The Company is making every effort to use its existing operating facilities to provide services to customers normally served by one of the Company’s closed locations.
      The Company’s insurance subsidiary is also headquartered in New Orleans and although forced to relocate temporarily to Cincinnati, has resumed operations from New Orleans. The temporary relocation did not significantly affect the Company’s operating results.

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)

Financial results
      The Company’s financial results include the results from operations for those locations affected by Hurricane Katrina as outlined in the following table:

	52 Weeks	52 Weeks	53 Weeks
	Ended	Ended	Ended
	December 31,	January 1,	January 3,
	2005	2005	2004

Funeral Homes
Revenue	$29,460	$29,728	$29,813
Costs and expenses	24,175	24,530	24,962

Gross Margin	$5,285	$5,198	$4,851

Number of funeral services performed	6,389	6,371	6,687
Number of same-site funeral services performed	5,665	5,110	5,405
Pre-need funeral contracts written	$9,871	$11,982	$12,081
Cemeteries
Revenue	$2,953	$3,275	$4,134
Costs and expenses	2,835	2,869	2,625

Gross Margin	$118	$406	$1,509

Number of cemetery interments	1,041	892	931
Pre-need cemetery contracts written	$1,262	$1,300	$1,455

Insurance coverage and long-term asset gain or loss
      The Company purchases insurance coverage for property damage, including damage from wind and flood, subject to separate limits, sub-limits and deductible amounts. The Company, along with its insurance companies, is continuing to assess and estimate the extent of damages. Based on a review of the Company’s insurance policy, the Company expects to recover a substantial portion of the costs associated with the storm damage through insurance, including the capital costs of rebuilding. For those properties not in operation and requiring significant repair or rebuilding, insurance proceeds have not yet been fully estimated and as a result, any estimated loss or gain for these properties cannot be determined. The net book value of buildings and contents for those locations not in operation aggregates approximately $4.3 million at December 31, 2005.
      The Company has recorded an expense of $1.8 million in the 52 weeks ended December 31, 2005, representing its expected deductible under its insurance policies and other expenses not expected to be reimbursed under the insurance policy. Under its internal risk sharing practice, the Company’s aggregate deductible costs are charged to all its operations, not just the locations affected by Hurricane Katrina. The effect on funeral and cemetery costs for the 52 weeks ended December 31, 2005 was $1.3 million and $0.5 million respectively.
      The Company received in 2005, $4.1 million as an advance payment from its insurance companies for claims submitted. This has not been recorded as income but as insurance proceeds to be applied against incurred and anticipated repair and rebuilding costs.
      The Company is self-insured for physical damage to its owned and leased automobiles and charges the aggregate resulting costs to all of its operations. Hurricane Katrina resulted in estimated damages

ALDERWOODS GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Tabular amounts expressed in thousands of dollars except per share amounts)
across our vehicles aggregating $0.6 million. The effect of Hurricane Katrina vehicle damage on funeral and cemetery costs for the 52 weeks ended December 31, 2005 was $0.5 million and $0.1 million respectively.
      The Company has business interruption insurance that allows the recovery of operating costs and lost profits. The Company is preparing its analysis in support of a claim. Potential proceeds from this claim cannot currently be reasonably estimated and therefore no receivable or recovery has been recorded as of December 31, 2005.

NOTE 23.	QUARTERLY FINANCIAL DATA (UNAUDITED)
      Certain of the Company’s quarterly financial data in the table below have been adjusted from the Company’s 2005 and 2004 quarterly reports on Form 10-Q, due to the reclassification of assets held for sale as discontinued operations.
      The 2004 adjustments below represent the incremental adjustments as previously reported on the Company’s Annual Report on Form 10-K (Item 8 Note 22) for the 52 weeks ended January 1, 2005.

	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter

52 Weeks Ended December 31, 2005:
Revenue, previously stated	$173,468	$214,782	$176,778	$183,796
Adjustment to reclassify for discontinued operations	—	—	—	90

Revenue, adjusted	$173,468	$214,782	$176,778	$183,886

Gross profit, previously stated	$27,126	$22,901	$28,190	$36,301
Adjustment to reclassify for discontinued operations	—	—	—	1

Gross profit, adjusted	$27,126	$22,901	$28,190	$36,302

Net income	$9,061	$6,905	$12,081	$13,136
Basic income per Common share	$0.22	$0.17	$0.30	$0.33
Diluted income per Common share	$0.21	$0.16	$0.29	$0.32
52 Weeks Ended January 1, 2005:
Revenue, previously stated	$167,103	$210,665	$162,188	$176,834
Adjustment to reclassify for discontinued operations	54	105	93	69

Revenue, adjusted	$167,157	$210,770	$162,281	$176,903

Gross profit, previously stated	$28,498	$32,735	$28,770	$34,808
Adjustment to reclassify for discontinued operations	93	1	15	(15)

Gross profit, adjusted	$28,591	$32,736	$28,785	$34,793

Net income (loss)	$24,365	$(13,379)	$(6,476)	$4,839
Basic income (loss) per Common share	$0.61	$(0.33)	$(0.16)	$0.12
Diluted income (loss) per Common share	$0.60	$(0.33)	$(0.16)	$0.12

The exchange agent for the exchange offer is:
Global Bondholder Services Corporation
By facsimile:
(For Eligible Institutions only):
(212) 430-3775
Confirmation:
(212) 430-3774

By Mail: 65 Broadway — Suite 723 New York, NY 10006	By Overnight Courier: 65 Broadway — Suite 723 New York, NY 10006	By Hand: 65 Broadway — Suite 723 New York, NY 10006
      Any questions or requests for assistance or for additional copies of the prospectus or the letter of transmittal may be directed to the information agent at the telephone numbers set forth below.
The information agent for the exchange offer is:
Global Bondholder Services Corporation
65 Broadway — Suite 723
New York, NY 10006
Attn: Corporate Actions
Banks and Brokers call: (212) 430-3774
Toll free (866) 873-7700

      We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell the notes or our solicitation of your offer to buy the notes in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of the company have not changed since the date of this prospectus.
      Until November 29, 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unused allotments or subscriptions.
Service Corporation International
$300,000,000
Offer to Exchange
Registered 7.0% Senior Notes Due 2017
for
All Outstanding 7.0% Senior Notes Due 2017

PROSPECTUS

October 19, 2006